As filed with the Securities and Exchange Commission on April 1, 2002
                                 Registration Nos. 333-[  ]; 811-7935
___________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4

                          Registration Statement under
                           The Securities Act of 1933


                                     and/or

                          Registration Statement under
                       The Investment Company Act of 1940
                                 Amendment No. 9

                              SEPARATE ACCOUNT NY-B
                           (Exact Name of Registrant)

                        RELIASTAR LIFE INSURANCE COMPANY
                                   OF NEW YORK
                               (Name of Depositor)

                          1000 Woodbury Road, Suite 102
                               Woodbury, NY 11797
                                 (800) 963-9539
         (Address and Telephone Number of Depositor's Principal Offices)


                              Linda E. Senker, Esq.
                            ReliaStar Life Insurance
                               Company of New York
                               1475 Dunwoody Drive
                             West Chester, PA 19380
                                 (610) 425-4139

          (Name and Address of Agent for Service of Process)

-------------------------------------------------------------------------------
Approximate date of Proposed Public Offering: As soon as practicable after the effectiveness of this Registration Statement

Title of Securities Being Registered:
Interests in a separate account under flexible premium deferred combination variable and fixed annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
___________________________________________________________________________

                              PART A


                          EXPLANATORY NOTE

ING  VARIABLE  ANNUITIES


                  RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
      SEPARATE ACCOUNT NY-B OF RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK

                                   PROFILE OF

                            GOLDENSELECT DVA PLUS(R)

            DEFERRED COMBINATION VARIABLE AND FIXED ANNUITY CONTRACT

                                  APRIL 1, 2002

1.   THE ANNUITY CONTRACT

The Contract offered in this prospectus is a deferred combination variable and fixed annuity contract between you and ReliaStar Life Insurance Company of New York ("ReliaStar of NY"). The Contract provides a means for you to invest on a tax-deferred basis in (i) one or more of the mutual fund investment portfolios through our Separate Account NY-B and/or (ii) in a fixed account of ReliaStar of NY with guaranteed interest periods. The mutual fund portfolios are listed on page 3 below. We currently offer guaranteed interest periods of 1, 3, 5, 7 and 10 years in the fixed account. We set the interest rates in the fixed account (which will never be less than 3%) periodically. We may credit a different interest rate for each interest period. The interest you earn in the fixed account as well as your principal is guaranteed by ReliaStar of NY as long as you do not take your money out before the maturity date for the applicable interest period. If you withdraw your money from the fixed account more than 30 days before the applicable maturity date, we will apply a market value adjustment. A market value adjustment could increase or decrease your contract value and/or the amount you take out. Generally the investment portfolios are designed to offer a better return than the fixed account. However, this is NOT guaranteed. You may not make any money, and you can even lose the money you invest.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. The accumulation phase is the period between the contract date and the date on which you start receiving the annuity payments under your Contract. The amounts you accumulate during the accumulation phase will determine the amount of annuity payments you will receive. The income phase begins on the annuity start date, which is the date you start receiving regular annuity payments from your Contract.

DVA PLUS PROFILE                                         PROSPECTUS BEGINS AFTER
                                                          PAGE 9 OF THIS PROFILE

You determine (1) the amount and frequency of premium payments, (2) the investments, (3) transfers between investments, (4) the type of annuity to be paid after the accumulation phase, (5) the beneficiary who will receive the death benefits, (6) the type of death benefit, and (7) the amount and frequency of withdrawals.

2.   YOUR ANNUITY PAYMENTS (THE INCOME PHASE)

Annuity payments are the periodic payments you will begin receiving on the annuity start date. You may choose one of the following annuity payment options:

       -----------------------------------------------------------------------------------------------------------------
                                 ANNUITY OPTIONS
       -----------------------------------------------------------------------------------------------------------------
       Option 1            Income for a fixed      Payments  are made for a  specified  number of years to you or your
                           period                  beneficiary.
       ------------------- ----------------------- ---------------------------------------------------------------------
       Option 2            Income for life with    Payments  are  made  for  the  rest of your  life or  longer  for a
                           a period certain        specified  period such as 10 or 20 years or until the total  amount used to buy this option has been repaid. This option comes with an added guarantee that payments will continue to your beneficiary for the remainder of such period if you should die during the period.
       ------------------- ----------------------- ---------------------------------------------------------------------
       Option 3            Joint life income       Payments  are  made for your  life and the life of  another  person
                                                   (usually your spouse).
       ------------------- ----------------------- ---------------------------------------------------------------------
       Option 4            Annuity plan            Any  other  annuitization  plan  that we  choose  to  offer  on the annuity start date.
       ------------------- ----------------------- ---------------------------------------------------------------------


Annuity payments under Options 1, 2 and 3 are fixed. Annuity payments under Option 4 may be fixed or variable. If variable and subject to the Investment Company Act of 1940, it will comply with the requirements of such Act. Once you elect an annuity option and begin to receive payments, it cannot be changed.

3.   PURCHASE (BEGINNING OF THE ACCUMULATION PHASE)

You may purchase the Contract with an initial payment of $10,000 or more ($1,500 for a qualified Contract) up to and including age 85. You may make additional payments of $500 or more ($50 for a qualified Contract) at any time before you turn 85 during the accumulation phase. Under certain circumstances, we may waive the minimum initial and additional premium payment requirement. Any initial or additional premium payment that would cause the contract value of all annuities that you maintain with us to exceed $1,000,000 requires our prior approval.

Who may purchase this Contract? The Contract may be purchased by individuals as part of a personal retirement plan (a "non-qualified Contract"), or as a Contract that qualifies for special tax treatment when purchased as either an Individual Retirement Annuity (IRA) or in connection with a qualified retirement plan (each a "qualified Contract").

IRAs and other qualified plans already have the tax-deferral feature found in this Contract. For an additional cost, the Contract provides other benefits including death benefits and the ability to receive a lifetime income. See "Expenses" in this profile.

The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state tax brackets. You should not buy this Contract: (1) if you are looking for a short-term investment; (2) if you cannot risk getting back less money than you put in; or (3) your assets are in a plan which provides for tax-deferral and you see no other reason to purchase this Contract.

4.   THE INVESTMENT PORTFOLIOS

You can direct your money into: (1) the fixed account with guaranteed interest periods of 1, 3, 5, 7 and 10 years, and/or (2) into any one or more of the following mutual fund investment portfolios through our Separate Account NY-B. Keep in mind that while an investment in the fixed account earns a fixed interest rate, an investment in any investment portfolio, depending on market conditions, may cause you to make or lose money. The investment portfolios available under your Contract are:


      THE GCG TRUST
        All Cap Series                          International Equity Series              Mid-Cap Growth Series
        Capital Appreciation Series             Internet TollkeeperSM Series             Real Estate Series
        Capital Growth Series                   Investors Series                         Research Series
        Core Bond Series                        J.P. Morgan Fleming Small                Small Cap Series
        Developing World Series                     Cap Equity                           Special Situations
        Diversified Mid-Cap Series              Janus Growth and Income                  Strategic Equity Series
        Equity Income Series                    Large Cap Value Series                   Total Return Series
        Fully Managed Series                    Limited Maturity Bond Series             Value Equity Series
        Growth Series                           Liquid Asset Series                      Van Kampen Growth and
        Hard Assets Series                      Managed Global Series                        Income

                                                                     THE PIMCO VARIABLE INSURANCE TRUST
                                                                         PIMCO High Yield Portfolio
                                                                         PIMCO StocksPLUS Growth
                                                                          and Income Portfolio

                                                                     PROFUNDS
                                                                         ProFund VP Bull
      ING VARIABLE INSURANCE TRUST                                       ProFund VP Europe 30
        (FORMERLY PILGRIM VARIABLE INSURANCE TRUST)                      ProFund VP Small-Cap
        ING  VP Worldwide Growth Portfolio
           (formerly Pilgrim VIT Worldwide Growth Portfolio)          PRUDENTIAL SERIES FUND,INC.
                                                                         Jennison Portfolio (Class II)
      ING VARIABLE PRODUCTS TRUST                                          (formerly Prudential Jennison Portfolio)
        (FORMERLY PILGRIM VARIABLE PRODUCTS TRUST)                       SP Jennison International Growth Portfolio
        ING  VP Growth Opportunities Portfolio                             (Class II)
           (Service Shares) (formerly Pilgrim VP Growth
           Opportunities Portfolio)
        ING  VP MagnaCap Portfolio (Service Shares)
           (formerly Pilgrim VP MagnaCap Portfolio
        ING  VP SmallCap Opportunities Portfolio
           (Service Shares) (formerly Pilgrim VP SmallCap
           Opportunities Portfolio)



Internet TollkeeperSM is a service mark of Goldman, Sachs & Co.

5.   EXPENSES

The Contract has insurance features and investment features, and there are charges related to each. For the insurance features, the Company deducts an annual contract administrative charge of $30, and if you invest in an investment portfolio, a mortality and expense risk charge and an asset-based administrative charge. The mortality and expense risk charge and the asset-based administrative charge are deducted daily directly from your contract value in the investment portfolios. The mortality and expense risk charge (depending on the death benefit you choose) and the asset-based administrative charge, on an annual basis, are as follows:

                                         STANDARD        ANNUAL RATCHET ENHANCED
                                       DEATH BENEFIT          DEATH BENEFIT

  Mortality & Expense Risk Charge          1.10%                  1.25%
  Asset-Based Administrative Charge        0.15%                  0.15%
                                           -----                  -----
       Total                               1.25%                  1.40%

Each investment portfolio has charges for investment management fees and other expenses. These charges, which vary by investment portfolio, currently range from 0.55% to 1.86% annually (see following table) of the portfolio's average daily net asset balance.

If you withdraw money from your Contract, or if you begin receiving annuity payments, we may deduct a premium tax of 0%-3.5% to pay to your state. We deduct a surrender charge if you surrender your Contract or withdraw an amount exceeding the free withdrawal amount. The free withdrawal amount in any year is 15% of your contract value on the date of the withdrawal less any prior withdrawals during that contract year. The following table shows the schedule of the surrender charge that will apply. The surrender charge is a percent of each premium payment.


    COMPLETE YEARS ELAPSED        0     1     2     3     4     5     6     7+
        SINCE PREMIUM PAYMENT

    SURRENDER CHARGE              7%    6%    5%    4%    3%    2%    1%     0%


The following table is designed to help you understand the Contract charges. The "Total Annual Insurance Charges" column includes the maximum mortality and expense risk charge, the asset-based administrative charge, and reflects the annual contract administrative charge as 0.04% (based on an average contract value of $79,000). The "Total Annual Investment Portfolio Charges" column reflects the portfolio charges for each portfolio and is based on actual expenses as of December 31, 2001, except for portfolios that commenced operations during 2001 where the charges have been estimated. The column "Total Annual Charges" reflects the sum of the previous two columns. The columns under the heading "Examples" show you how much you would pay under the Contract for a 1-year period and for a 10-year period.

As required by the Securities and Exchange Commission, the examples assume that you invested $1,000 in a Contract that earns 5% annually and that you withdraw your money at the end of Year 1 or at the end of Year 10. The 1-Year examples above include a 7% surrender charge. For Years 1 and 10, the examples show the total annual charges assessed during that time and assume that you have elected the Annual Ratchet Enhanced Death Benefit. For these examples, the premium tax is assumed to be 0%.

----------------------------------------------------------------------------------------------------------------------------
                                                                                                    EXAMPLES:
                                                      TOTAL ANNUAL                                  ---------
                                 TOTAL ANNUAL         INVESTMENT           TOTAL           TOTAL CHARGES AT THE END OF:
                                   INSURANCE           PORTFOLIO          ANNUAL
 INVESTMENT PORTFOLIO               CHARGES             CHARGES           CHARGES           1 YEAR          10 YEARS
----------------------------------------------------------------------------------------------------------------------------

 THE GCG TRUST
 All Cap                             1.43%              1.01%              2.44%             $  95            $ 278
 Capital Appreciation                1.43%              0.95%              2.38%             $  94            $ 272
 Capital Growth                      1.43%              1.02%              2.45%             $  95            $ 279
 Capital Guardian Small Cap          1.43%              0.95%              2.38%             $  94            $ 272
 Core Bond                           1.43%              1.01%              2.44%             $  95            $ 278
 Developing World                    1.43%              1.76%              3.19%             $ 102            $ 349
 Diversified Mid-Cap                 1.43%              1.01%              2.44%             $  95            $ 278
 Equity Income                       1.43%              0.95%              2.38%             $  94            $ 272
 Fully Managed                       1.43%              0.95%              2.38%             $  94            $ 272
 Growth                              1.43%              1.02%              2.45%             $  95            $ 279
 Hard Assets                         1.43%              0.95%              2.38%             $  94            $ 272
 International Equity                1.43%              1.26%              2.69%             $  97            $ 302
 Internet Tollkeeper                 1.43%              1.86%              3.29%             $ 103            $ 359
 Investors                           1.43%              1.01%              2.44%             $  95            $ 278
 Janus Growth and Income             1.43%              1.11%              2.54%             $  96            $ 288
 Large Cap Value                     1.43%              1.01%              2.44%             $  95            $ 278
 Limited Maturity Bond               1.43%              0.54%              1.97%             $  90            $ 230
 Liquid Asset                        1.43%              0.54%              1.97%             $  90            $ 230
 Managed Global                      1.43%              1.26%              2.69%             $  97            $ 302
 Mid-Cap Growth                      1.43%              0.89%              2.32%             $  94            $ 266
 Real Estate                         1.43%              0.95%              2.38%             $  94            $ 272
 Research                            1.43%              0.89%              2.32%             $  94            $ 266
 Special Situations                  1.43%              1.11%              2.54%             $  96            $ 288
 Strategic Equity                    1.43%              0.95%              2.38%             $  94            $ 272
 Total Return                        1.43%              0.89%              2.32%             $  94            $ 266
 Value Equity                        1.43%              0.95%              2.38%             $  94            $ 272
 Van Kampen Growth and Income        1.43%              0.95%              2.38%             $  94            $ 272

 ING VARIABLE INSURANCE TRUST
  ING VP Worldwide Growth             1.43%              1.23%              2.66%             $  97            $299

 ING VARIABLE PRODUCTS TRUST
 ING VP Growth
   Opportunities                     1.43%              1.10%              2.53%             $  96            $287
 ING VP MagnaCap                     1.43%              1.10%              2.53%             $  96            $287
 ING VP SmallCap
   Opportunities                     1.43%              1.10%              2.53%             $  96            $287


 THE PIMCO VARIABLE INSURANCE TRUST
 PIMCO High Yield                    1.43%              0.75%              2.18%             $  92            $251
 PIMCO StocksPLUS
   Growth and Income                 1.43%              0.65%              2.08%             $  91            $241

PROFUNDS
    ProFund VP Bull                  1.43%              1.98%              3.41%             $ 104            $369
    ProFund VP Small-Cap             1.43%              2.25%              3.68%             $ 107            $393
    ProFund VP Europe 30             1.43%              1.89%              3.32%             $ 103            $361


 THE PRUDENTIAL SERIES FUND
 Jennison                            1.43%              1.04%              2.47%             $  95            $281
 SP Jennison
   International Growth              1.43%              2.26%              3.69%             $ 107            $394






----------------------------------------------------------------------------------------------------------------------------
                                                                                                    EXAMPLES:
                                                      TOTAL ANNUAL                                  ---------
                                 TOTAL ANNUAL         INVESTMENT           TOTAL           TOTAL CHARGES AT THE END OF:
                                   INSURANCE           PORTFOLIO          ANNUAL
 INVESTMENT PORTFOLIO               CHARGES             CHARGES           CHARGES           1 YEAR          10 YEARS
----------------------------------------------------------------------------------------------------------------------------



The "Total Annual Investment Portfolio Charges" column above reflects current expense reimbursements for applicable investment portfolios. The 1 Year examples above include a 7% surrender charge. For more detailed information, see "Fees and Expenses" in the prospectus for the Contract.

6.   TAXES

Under a qualified Contract, your premiums are generally pre-tax contributions and accumulate on a tax-deferred basis. Premiums and earnings are generally taxed as income when you make a withdrawal or begin receiving annuity payments, presumably when you are in a lower tax bracket.

Under a non-qualified Contract, premiums are paid with after-tax dollars, and any earnings will accumulate tax-deferred. You will generally be taxed on these earnings, but not on premiums, when you make a withdrawal or begin receiving annuity payments.

For owners of most qualified Contracts, when you reach age 70 1/2 (or, in some cases, retire), you will be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts at your request. If you are younger than 59 1/2 when you take money out, in most cases, you will be charged a 10% federal penalty tax on the taxable amount withdrawn.

7.   WITHDRAWALS

You can withdraw your money at any time during the accumulation phase. You may elect in advance to take systematic withdrawals which are described on page 9. Withdrawals above the free withdrawal amount may be subject to a surrender charge. We will apply a market value adjustment if you withdraw your money from the fixed account more than 30 days before the applicable maturity date. Income taxes and a penalty tax may apply to amounts withdrawn.

8.   PERFORMANCE

The value of your Contract will fluctuate depending on the investment performance of the portfolio(s) you choose. The following chart shows average annual total return for each portfolio that was in operation for at least the entire calendar year of 2001. These numbers reflect the deduction of the mortality and expense risk charge (based on the Annual Ratchet Enhanced Death Benefit), the asset-based administrative charge and the annual contract fee, but do not reflect deductions for surrender charges, if any. If surrender charges were reflected, they would have the effect of reducing performance. Please keep in mind that past performance is not a guarantee of future results.




                                                                                             CALENDAR YEAR
    INVESTMENT PORTFOLIO                                         2001            2000            1999            1998
    Managed by A I M  Capital Management, Inc.
         Capital Appreciation(1)                                -14.23%         -16.44%          22.86%          11.06%
         Strategic Equity(2)                                    -22.31%         -13.71%          54.02%          -0.61%
    Managed by Alliance Capital Management L.P.
         Capital Growth(2)                                      -14.98%         -18.31%          23.76%          10.37%
    Managed by Baring International Investment Limited
         Developing World(2)                                     -6.61%         -34.76%          59.36%             --
         Hard Assets(2)                                         -13.39%          -6.10%          21.62%         -30.61%
    Managed by Capital Guardian Trust Company
         Managed Global(3)                                      -13.18%         -15.79%          60.98%          27.47%
         Capital Guardian Small Cap(3)                           -2.89%         -19.43%          48.46%          19.25%
         Large Cap Value                                         -5.01%            --              --              --
    Managed by Eagle Asset Management, Inc.
         Value Equity                                            -5.80%           7.22%          -0.93%           0.09%
    Managed by Fidelity Research & Management Company
         Diversified Mid-Cap Series                              -7.98%            --              --              --
    Managed By ING Investments, LLC
         ING VP Worldwide Growth                                -19.79%            --              --              --
         International Equity                                   -23.86%         -26.96%          51.26%           3.85%
    Managed by ING Investment Management, LLC
         Limited Maturity Bond                                    7.28%           6.19%          -0.32%           5.33%
         Liquid Asset                                             2.37%           4.53%           3.23%           3.54%
    Managed by Janus Capital Corporation
         Growth (2)                                             -31.25%         -23.11%          75.61%          25.01%
         Janus Growth and Income                                -10.81%            --              --              --
         Special Situations                                      -6.39%            --              --              --
    Managed by Jennison Associates LLC
         Jennison                                               -26.79%            --              --              --
         SP Jennison International Growth                       -36.86%            --              --              --
    Managed by Massachusetts Financial Services Company
         Mid-Cap Growth                                         -24.73%           6.63%          76.52%          21.06%
         Research                                               -22.59%          -5.91%          22.45%          21.29%
         Total Return                                            -0.92%          14.84%           1.89%           9.99%
    Managed By Pacific Investment Management Company
         Core Bond(4)                                             0.99%          -0.49%          -9.94%          10.25%
         PIMCO High Yield                                         0.88%          -2.28%           1.54%            --
         PIMCO StocksPLUS Growth and Income                     -12.72%         -10.79%          18.14%            --
     Managed by Salomon Brothers Asset Management, Inc.
         All Cap                                                  0.45%            --              --              --
         Investors                                               -5.65%            --              --              --
    Managed by T. Rowe Price Associates, Inc.
         Equity Income(2)                                        -0.10%          11.32%          -2.15%           6.71%
         Fully Managed                                            8.35%          20.23%           5.39%           4.37%
    Managed by Van Kampen
         Van Kampen Growth and Income                           -13.22%          -3.51%          14.22%          12.50%
         Real Estate                                              6.59%          29.13%          -5.19%         -14.70%

       ------------------------------
       (1) Prior to April 1, 1999, a different firm managed the Portfolio.
       (2) Prior to March 1, 1999, a different firm managed the Portfolio.
       (3) Prior to February 1, 2000, a different firm managed the Portfolio.
       (4) Prior to May 1, 2001, a different firm managed the Portfolio using a different investment style.

9.       DEATH BENEFIT

You may choose (i) the Standard Death Benefit, or (ii) the Annual Ratchet Enhanced Death Benefit. The Annual Ratchet Enhanced Death Benefit is available only if the contract owner or the annuitant (if the contract owner is not an individual) is less than 80 years old at the time of purchase. The Annual Ratchet Enhanced Death Benefit may not be available where a Contract is held by joint owners.

The death benefit is payable when the first of the following persons dies: the contract owner, joint owner, or annuitant (if a contract owner is not an individual). Assuming you are the contract owner, if you die during the accumulation phase, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the Contract. The death benefit paid depends on the death benefit you have chosen. The death benefit value is calculated at the close of the business day on which we receive written notice and due proof of death, as well as required claim forms, at our Customer Service Center. If your beneficiary elects to delay receipt of the death benefit until a date after the time of your death, the amount of the benefit payable in the future may be affected. If you die after the annuity start date and you are the annuitant, your beneficiary will receive the death benefit you chose under the annuity option then in effect.

The death benefit may be subject to certain mandatory distribution rules required by federal tax law.

Under the STANDARD DEATH BENEFIT, if you die before the annuity start date, your beneficiary will receive the greatest of:

     1)   the contract value;

     2) the total premium payments made under the Contract after subtracting any withdrawals; or

     3)   the cash surrender value.

Under the ANNUAL RATCHET ENHANCED DEATH BENEFIT, if you die before the annuity start date, your beneficiary will receive the greatest of:

     1)   the contract value;

     2) the total premium payments made under the Contract after subtracting any withdrawals;

     3)   the cash surrender value; or

     4) the enhanced death benefit, which is determined as follows: On each contract anniversary that occurs on or before the contract owner turns age 80, we compare the prior enhanced death benefit to the contract value and select the larger amount as the new enhanced death benefit. On all other days, the enhanced death benefit is the following amount:
          On a daily basis we first take the enhanced death benefit from the preceding day (which would be the initial premium if the preceding day is the contract date), then we add additional premiums paid since the preceding day, and then we subtract any withdrawals made since the preceding day (including any market value adjustment applied to such withdrawal), and then we subtract for any associated surrender charges. That amount becomes the new enhanced death benefit.

Note: In all cases described above, the amount of the death benefit could be reduced by premium taxes owed and withdrawals not previously deducted.

10.  OTHER INFORMATION

     FREE LOOK. If you cancel the Contract within 10 days after you receive it, you will receive a full refund of your contract value. We determine your contract value at the close of business on the day we receive your written refund request. For purposes of the refund during the free look period, we will include a refund of any charges deducted from your contract value. Because of the market risks associated with investing in the portfolios, the contract value returned may be greater or less than the premium you paid.

     TRANSFERS AMONG INVESTMENT PORTFOLIOS AND THE FIXED ACCOUNT. You can make transfers among your investment portfolios and your investment in the fixed account as frequently as you wish without any current tax implications. The minimum amount for a transfer is $100. There is currently no charge for transfers, and we do not limit the number of transfers allowed. The Company may, in the future, charge a $25 fee for any transfer after the twelfth transfer in a contract year or limit the number of transfers allowed. Keep in mind that if you transfer or otherwise withdraw your money from the fixed account more than 30 days before the applicable maturity date, we will apply a market value adjustment. A market value adjustment could increase or decrease your contract value and/or the amount you transfer or withdraw.

     NO PROBATE. In most cases, when you die, the person you choose as your beneficiary will receive the death benefit without going through probate. See "Federal Tax Considerations -- Taxation of Death Benefit Proceeds" in the prospectus.

     ADDITIONAL FEATURES.  This Contract has other features that may interest you.  These include:

              Dollar Cost Averaging. This is a program that allows you to invest a fixed amount of money in the investment portfolios each month, which may give you a lower average cost per unit over time than a single one-time purchase. Dollar cost averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. This option is currently available only if you have $1,200 or more in the Limited Maturity Bond or the Liquid Asset investment portfolios or in the fixed account with a 1-year guaranteed interest period. Transfers from the fixed account under this program will not be subject to a market value adjustment.

              Systematic Withdrawals. During the accumulation phase, you can arrange to have money sent to you at regular intervals throughout the year. Within limits these withdrawals will not result in any surrender charge. Withdrawals from your money in the fixed account under this program are not subject to a market value adjustment. Of course, any applicable income and penalty taxes will apply on amounts withdrawn.

              Automatic Rebalancing. If your contract value is $10,000 or more, you may elect to have the Company automatically readjust the money between your investment portfolios periodically to keep the blend you select. Investments in the fixed account are not eligible for automatic rebalancing.

11.  INQUIRIES

If you need more information after reading this profile and the prospectus, please contact us at:

     CUSTOMER SERVICE CENTER
     1000 WOODBURY ROAD, SUITE 102
     WOODBURY, NEW YORK 11797

     (800) 963-9539

or your registered representative.

                       This page intentionally left blank.

                  RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK

      SEPARATE ACCOUNT NY-B OF RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK

           DEFERRED COMBINATION VARIABLE AND FIXED ANNUITY PROSPECTUS

                              GOLDENSELECT DVA PLUS



                                                                  APRIL 1, 2002

         This prospectus describes GOLDENSELECT DVA PLUS, an individual deferred variable annuity contract (the "Contract") offered by ReliaStar Life Insurance Company of New York ("ReliaStar of NY," the "Company," "we" or "our"). The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("qualified Contracts") as well as those that do not qualify for such treatment ("non-qualified Contracts").

         The Contract provides a means for you to invest your premium payments in one or more of the mutual fund investment portfolios. You may also allocate premium payments to our Fixed Account with guaranteed interest periods. Your contract value will vary daily to reflect the investment performance of the investment portfolio(s) you select and any interest credited to your allocations in the Fixed Account. The investment portfolios available under your Contract and the portfolio managers are listed on the back of this cover.

         We will credit your Fixed Interest Allocation(s) with a fixed rate of interest. We set the interest rates periodically. We will not set the interest rate to be less than a minimum annual rate of 3%. You may choose guaranteed interest periods of 1, 3, 5, 7 and 10 years. The interest earned on your money as well as your principal is guaranteed as long as you hold them until the maturity date. If you take your money out from a Fixed Interest Allocation more than 30 days before the applicable maturity date, we will apply a market value adjustment ("Market Value Adjustment"). A Market Value Adjustment could increase or decrease your contract value and/or the amount you take out. You bear the risk that you may receive less than your principal if we take a Market Value Adjustment. You have a right to return a Contract within 10 days after you receive it for a full refund of the contract value (which may be more or less than the premium payments you paid).

         This prospectus provides information that you should know before investing and should be kept for future reference. A Statement of Additional Information ("SAI"), dated April 1, 2002, has been filed with the Securities and Exchange Commission ("SEC"). It is available without charge upon request. To obtain a copy of this document, write to our Customer Service Center at 1000 Woodbury Road Suite 102 Woodbury, New York 11797 or call (800) 963-9539, or access the SEC's website (http://www.sec.gov). The table of contents of the SAI is on the last page of this prospectus and the SAI is made part of this prospectus by reference.

     THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. AN INVESTMENT IN ANY SUBACCOUNT THROUGH THE GCG TRUST, THE PIMCO VARIABLE
     INSURANCE TRUST, THE PILGRIM VARIABLE INSURANCE TRUST, THE PRUDENTIAL SERIES FUND, INC., THE PILGRIM VARIABLE PRODUCTS TRUST, OR THE PROFUNDS IS NOT A BANK DEPOSIT AND IS NOT INSURED OR GUARANTEED BY A BANK OR BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

THE INVESTMENT PORTFOLIOS AND THE MANAGERS ARE LISTED ON THE BACK OF THIS COVER.
--------------------------------------------------------------------------------


The investment portfolios available under your Contract and the portfolio managers are:
A I M CAPITAL MANAGEMENT, INC.                                    JANUS CAPITAL MANAGEMENT LLC
     Capital Appreciation Series                                       Growth Series
     Strategic Equity Series                                           Janus Growth and Income Series
ALLIANCE CAPITAL MANAGEMENT L. P.                                      Special Situations Series
     Capital Growth Series                                        JENNISON ASSOCIATES LLC
BARING INTERNATIONAL INVESTMENT, LIMITED                               Prudential Jennison Portfolio
  (AN AFFILIATE)                                                       SP Jennison International Growth Portfolio
     Developing World Series                                      MASSACHUSETTS FINANCIAL SERVICES COMPANY
     Hard Assets Series                                                Mid-Cap Growth Series
CAPITAL GUARDIAN TRUST COMPANY                                         Research Series
     Large Cap Value Series                                            Total Return Series
     Managed Global Series                                        PACIFIC INVESTMENT MANAGEMENT COMPANY
     Capital Guardian Small Cap Series                                 Core Bond Series
EAGLE ASSET MANAGEMENT, INC                                            PIMCO High Yield Bond Portfolio
     Value Equity Series                                               PIMCO StocksPLUS Growth and Income Portfolio
FIDELITY MANAGEMENT & RESEARCH COMPANY                            PROFUND ADVISORS LLC
     Asset Allocation Growth Series                                    ProFund VP Bull
     Diversified Mid-Cap Series                                        ProFund VP Europe 30
                                                                       ProFund VP Small-Cap
                                                                  SALOMON BROTHERS ASSET MANAGEMENT, INC
                                                                       All Cap Series
                                                                       Investors Series
                                                                  T. ROWE PRICE ASSOCIATES, INC.
                                                                       Equity Income Series
GOLDMAN SACHS ASSET MANAGEMENT                                         Fully Managed Series
     Internet TollkeeperSM Series
ING INVESTMENT MANAGEMENT, LLC                                    VAN KAMPEN
  (AN AFFILIATE)                                                       Real Estate
     Limited Maturity Bond Series                                      Van Kampen Growth and Income
     Liquid Asset Series
ING INVESTMENTS, LLC (AN AFFILIATE)
  (FORMERLY ING PILGRIM INVESTMENTS, LLC)
     International Equity
     ING VP Worldwide Growth Portfolio
       (formerly Pilgrim VIT Worldwide Growth Portfolio)
     ING VP Growth Opportunities Portfolio
       (formerly Pilgrim VP Growth Opportunities Portfolio)
     ING VP MagnaCap Portfolio
       (formerly Pilgrim VP MagnaCap Portfolio)
     ING VP SmallCap Opportunities Portfolio
       (formerly Pilgrim VP SmallCap Opportunities )
       Portfolio)

     Internet TollkeeperSM Series is a service mark of Goldman, Sachs & Co.

     The above mutual fund investment portfolios are purchased and held by corresponding divisions of our Separate Account NY-B. We refer to the divisions as "subaccounts" and the money you place in the Fixed Account's guaranteed interest periods as "Fixed Interest Allocations" in this prospectus.

---------------------------------------------------------------------------------------------------------------------------
                                TABLE OF CONTENTS
----------------------------------------------------------------------------------------------------------------------------

                                                                                                                PAGE

         Index of Special Terms...........................................................................        1
         Fees and Expenses................................................................................        2
         Performance Information..........................................................................        9
               Accumulation Unit..........................................................................        9
               Net Investment Factor......................................................................       10
               Condensed Financial Information............................................................       10
               Financial Statements.......................................................................       10
               Performance Information....................................................................       10
         ReliaStar Life Insurance Company of New York.....................................................       11
         The Trusts.......................................................................................       11
         ReliaStar of NY Separate Account NY-B............................................................       12
         The Investment Portfolios........................................................................       13
               Investment Objectives......................................................................       13
               Investment Management Fees and Other Expenses..............................................       19
         The Fixed Interest Allocation....................................................................       20
               Selecting a Guaranteed Interest Period.....................................................       20
               Guaranteed Interest Rates..................................................................       21
               Transfers from a Fixed Interest Allocation.................................................       21
               Withdrawals from a Fixed Interest Allocation...............................................       22
               Market Value Adjustment....................................................................       22
         The Annuity Contract.............................................................................       23
               Contract Date and Contract Year ...........................................................       23
               Annuity Start Date.........................................................................       23
               Contract Owner.............................................................................       23
               Annuitant..................................................................................       24
               Beneficiary................................................................................       24
               Purchase and Availability of the Contract..................................................       24
               Crediting of Premium Payments..............................................................       25
               Administrative Procedures..................................................................       26
               Contract Value.............................................................................       26
               Cash Surrender Value.......................................................................       26
               Surrendering to Receive the Cash Surrender Value...........................................       27
               The Subaccounts............................................................................       27
               Addition, Deletion or Substitution of Subaccounts and Other Changes........................       27
               The Fixed Account..........................................................................       27
               Other Contracts............................................................................       27
               Other Important Provisions.................................................................       28
         Withdrawals......................................................................................       28
               Regular Withdrawals........................................................................       28
               Systematic Withdrawals.....................................................................       28
               IRA Withdrawals............................................................................       29
         Transfers Among Your Investments.................................................................       29
               Transfers by Third Parties.................................................................       30
               Dollar Cost Averaging......................................................................       30
               Automatic Rebalancing......................................................................       32
         Death Benefit Choices............................................................................       32
               Death Benefit During the Accumulation Phase................................................       32
                   Standard Death Benefit.................................................................       32
                   Annual Ratchet Enhanced Death Benefit..................................................       32
               Death Benefit During the Income Phase......................................................       33

----------------------------------------------------------------------------------------------------------------------------
                          TABLE OF CONTENTS (CONTINUED)
----------------------------------------------------------------------------------------------------------------------------
                                                                                                                PAGE
               Required Distributions upon Contract Owner's Death.........................................       33
               Required Distributions upon Contract Owner's Death.........................................       33
         Charges and Fees.................................................................................       34
               Charge Deduction Subaccount................................................................       34
               Charges Deducted from the Contract Value...................................................       34
                   Surrender Charge.......................................................................       34
                   Free Withdrawal Amount.................................................................       34
                   Surrender Charge for Excess Withdrawals................................................       34
                   Premium Taxes..........................................................................       35
                   Administrative Charge..................................................................       35
                   Transfer Charge........................................................................       35
               Charges Deducted from the Subaccounts......................................................       35
                   Mortality and Expense Risk Charge......................................................       35
                   Asset-Based Administrative Charge......................................................       35
               Trust Expenses.............................................................................       36
         The Annuity Options..............................................................................       36
               Annuitization of Your Contract.............................................................       36
               Selecting the Annuity Start Date...........................................................       37
               Frequency of Annuity Payments..............................................................       37
               The Annuity Options........................................................................       37
                   Income for a Fixed Period..............................................................       37
                   Income for Life with a Period Certain..................................................       37
                   Joint Life Income......................................................................       37
                   Annuity Plan...........................................................................       37
               Payment When Named Person Dies.............................................................       37
         Other Contract Provisions........................................................................       38
               Reports to Contract Owners.................................................................       38
               Suspension of Payments.....................................................................       38
               In Case of Errors in Your Application......................................................       38
               Assigning the Contract as Collateral.......................................................       38
               Contract Changes-Applicable Tax Law........................................................       38
               Free Look..................................................................................       38
               Group or Sponsored Arrangements............................................................       39
               Selling the Contract.......................................................................       39
         Other Information................................................................................       40
               Voting Rights..............................................................................       40
               State Regulation...........................................................................       40
               Legal Proceedings..........................................................................       40
               Legal Matters..............................................................................       40
               Experts....................................................................................       40
         Federal Tax Considerations.......................................................................       40
         More Information About ReliaStar Life Insurance Company of New York..............................       46
         Financial Statements of ReliaStar Life Insurance Company of New York.............................       58
         Statement of Additional Information
               Table of Contents..........................................................................       79
         Appendix A
               Condensed Financial Information............................................................       A1
         Appendix B
               The Investment Portfolios..................................................................       B1
         Appendix C
               Market Value Adjustment Examples...........................................................       C1
         Appendix D
               Surrender Charge for Excess Withdrawals Example............................................       D1


--------------------------------------------------------------------------------
                             INDEX OF SPECIAL TERMS
--------------------------------------------------------------------------------
The following special terms are used throughout this prospectus. Refer to the page(s) listed for an explanation of each term:

SPECIAL TERM                                                           PAGE
Accumulation Unit                                                        8
Annual Ratchet Enhanced Death Benefit                                   28
Annuitant                                                               19
Annuity Start Date                                                      19
Cash Surrender Value                                                    22
Contract Date                                                           19
Contract Owner                                                          19
Contract Value                                                          21
Contract Year                                                           19
Fixed Interest Allocation                                               16
Free Withdrawal Amount                                                  29
Market Value Adjustment                                                 18
Net Investment Factor                                                    8
Standard Death Benefit                                                  27


The following terms as used in this prospectus have the same or substituted meanings as the corresponding terms currently used in the Contract:

TERM USED IN THIS PROSPECTUS           CORRESPONDING TERM USED IN THE CONTRACT
Accumulation Unit Value                Index of Investment Experience
Annuity Start Date                     Annuity Commencement Date
Contract Owner                         Owner or Certificate Owner
Contract Value                         Accumulation Value
Transfer Charge                        Excess Allocation Charge
Fixed Interest Allocation              Fixed Allocation
Free Look Period                       Right to Examine Period
Guaranteed Interest Period             Guarantee Period
Subaccount(s)                          Division(s)
Net Investment Factor                  Experience Factor
Regular Withdrawals                    Conventional Partial Withdrawals
Withdrawals                            Partial Withdrawals

--------------------------------------------------------------------------------
                                FEES AND EXPENSES
--------------------------------------------------------------------------------

CONTRACT OWNER TRANSACTION EXPENSES*

      Surrender Charge:


    COMPLETE YEARS ELAPSED        0     1     2     3     4     5     6     7+
        SINCE PREMIUM PAYMENT

    SURRENDER CHARGE              7%    6%    5%    4%    3%    2%    1%     0%


      Transfer Charge..................................................   None**

      * If you invested in a Fixed Interest Allocation, a Market Value Adjustment may apply to certain transactions. This may increase or decrease your contract value and/or your transfer or surrender amount.

      ** We may in the future charge $25 per transfer if you make more than 12 transfers in a contract year.

ANNUAL CONTRACT ADMINISTRATIVE CHARGE

      Administrative Charge...............................................  $ 30
      (We waive this charge if the total of your premium payments is $100,000 or more, or if your contract value at the end of a contract year is $100,000 or more.)

SEPARATE ACCOUNT NY-B ANNUAL CHARGES***

                                           STANDARD       ENHANCED DEATH BENEFIT
                                         DEATH BENEFIT        ANNUAL RATCHET

 Mortality and Expense Risk Charge....       1.10%                  1.25%
 Asset-Based Administrative Charge....       0.15%                  0.15%
                                             -----                  -----
 Total Separate Account Charges.......       1.25%                  1.40%

      ***As a percentage of average assets in each subaccount. The mortality and expense risk charge and the asset-based administrative charge are deducted daily.

THE GCG TRUST ANNUAL EXPENSES (as a percentage of the average daily net assets of a portfolio):


                                                                               TOTAL FUND                      NET FUND
                                                  DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
  PORTFOLIO                            FEE(1)          FEE     EXPENSES(2)     REDUCTIONS      REDUCTIONS    REDUCTIONS(3)
---------------------------------------------------------------------------------------------------------------------------
  All Cap                               1.00%        0.00%        0.01%           1.01%           0.00%          1.01%
  Capital Appreciation                  0.94%        0.00%        0.01%           0.95%           0.00%          0.95%
  Capital Growth                        1.01%        0.00%        0.01%           1.02%           0.00%          1.02%
  Capital Guardian Small Cap            0.94%        0.00%        0.01%           0.95%           0.00%          0.95%
  Core Bond     (4)                     1.00%        0.00%        0.01%           1.01%           0.00%          1.01%
  Developing World                      1.75%        0.00%        0.01%           1.76%           0.00%          1.76%
  Diversified Mid-Cap                   1.00%        0.00%        0.01%           1.01%           0.00%          1.01%
  Equity Income                         0.94%        0.00%        0.01%           0.95%           0.00%          0.95%
  Fully Managed                         0.94%        0.00%        0.01%           0.95%           0.00%          0.95%
  Growth Series     (5)                 1.01%        0.00%        0.01%           1.02%           0.00%          1.02%
  Hard Assets                           0.94%        0.00%        0.01%           0.95%           0.00%          0.95%
  International Equity (4)              1.25%        0.00%        0.01%           1.26%           0.00%          1.26%
  Internet Tollkeeper  (4)              1.85%        0.00%        0.01%           1.86%           0.00%          1.86%
  Investors                             1.00%        0.00%        0.01%           1.01%           0.00%          1.01%
  Janus Growth and Income               1.10%        0.00%        0.01%           1.11%           0.00%          1.11%
  Large Cap Value                       1.00%        0.00%        0.01%           1.01%           0.00%          1.01%
  Limited Maturity Bond                 0.53%        0.00%        0.01%           0.54%           0.00%          0.54%
  Liquid Asset                          0.53%        0.00%        0.01%           0.54%           0.00%          0.54%
  Managed Global                        1.25%        0.00%        0.01%           1.26%           0.00%          1.26%
  Mid-Cap Growth                        0.88%        0.00%        0.01%           0.89%           0.00%          0.89%
  Real Estate                           0.94%        0.00%        0.01%           0.95%           0.00%          0.95%
  Research                              0.88%        0.00%        0.01%           0.89%           0.00%          0.89%
  Special Situations                    1.10%        0.00%        0.01%           1.11%           0.00%          1.11%
  Strategic Equity                      0.94%        0.00%        0.01%           0.95%           0.00%          0.95%
  Total Return                          0.88%        0.00%        0.01%           0.89%           0.00%          0.89%
  Value Equity                          0.94%        0.00%        0.01%           0.95%           0.00%          0.95%
  Van Kampen Growth and
  Income (6)                            0.94%        0.00%        0.01%           0.95%           0.00%          0.95%
----------------------------------------------------------------------------------------------------------------------------

     (1) Fees decline as the total assets of certain combined portfolios increase. See the prospectus for The GCG Trust for more information.

     (2) Other expenses generally consist of independent trustees fees and certain expenses associated with investing in international markets. Other expenses are based on actual expenses for the year ended December 31, 2001, except for (i) portfolios that commenced operations in 2001 and (ii) newly formed portfolios where the charges have been estimated.

     (3) Total Expenses are based on actual expenses for the fiscal year ended December 31, 2001.

     (4)  Annualized.

     (5) DSI has agreed to a voluntary fee waiver 0.05% of assets in excess of $1.3 billion with respect to the Growth Series through December 31, 2002.

     (6) DSI has agreed to a voluntary fee waiver of 0.05% of assets in excess of $840 million with respect to the Van Kampen Growth and Income Series through December 31, 2002.

THE PIMCO VARIABLE INSURANCE TRUST ANNUAL EXPENSES (as a percentage of the average daily net assets of a portfolio):


                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE       EXPENSES     REDUCTIONS(1)     REDUCTIONS     REDUCTIONS
   -------------------------------------------------------------------------------------------------------------------------
     PIMCO High Yield                  0.25%        0.15%        0.36%           0.76%           0.01%          0.75%
     PIMCO StocksPLUS Growth and
        Income                         0.40%        0.15%        0.12%           0.67%           0.02%          0.65%
   -------------------------------------------------------------------------------------------------------------------------

       (1) "Other Expenses" reflects a 0.35% administrative fee for the High Yield Bond Portfolio and a 0.10% administrative fee and 0.01% representing organizational expenses and pro rata Trustees' fees for the StocksPLUS Growth and Income Portfolio.

       (2) PIMCO has contractually agreed to reduce total annual portfolio operating expenses to the extent they would exceed, due to the payment of organizational expenses and Trustees' fees, 0.75% and 0.65% of average daily net assets for the PIMCO High Yield and StocksPLUS Growth and Income Portfolios, respectively. Without such reductions, Total Annual Expenses for the fiscal year ended December 31, 2001 would have been 0.76% and 0.67% for the PIMCO High Yield Bond and StocksPLUS Growth and Income Portfolios, respectively. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.

ING VARIABLE INSURANCE TRUST ANNUAL EXPENSES (as a percentage of the average daily net assets of the portfolio)(1):


                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE       EXPENSES     REDUCTIONS(1)     REDUCTIONS     REDUCTIONS
   -------------------------------------------------------------------------------------------------------------------------
    ING VP Worldwide Growth
     Portfolio (Class S Shares)(2)      1.00%        0.25%       1.72%           2.97%            1.74%          1.23%
   -------------------------------------------------------------------------------------------------------------------------

       (1) The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in this Fund Expense Table and the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fees and expenses shown above. See "Trust and Fund Expenses" for additional information.

       (2) ING Investments, LLC has entered into written expense limitation agreements with each Portfolio under which it will limit expenses of the Portfolio, excluding interest, taxes, brokerage and extraordinary expenses subject to possible reimbursement to ING Investments, LLC within three years. The amount of each Portfolio's expenses waived or reimbursed during the last fiscal year by ING Investments, LLC is shown under the heading "Total Waivers or Reductions" in the table above. For the Worldwide Growth Portfolio, the expense limits will continue through at least December 31, 2002.

THE PRUDENTIAL SERIES FUND ANNUAL EXPENSES (as a percentage of the average daily net assets of the portfolio):

                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE       EXPENSES     REDUCTIONS(1)     REDUCTIONS     REDUCTIONS
   -------------------------------------------------------------------------------------------------------------------------
     Jennison (Class II Shares)        0.60%        0.25%        0.19%           1.04%            0.00%            1.04%
     SP Jennison International
     Growth(Class II Shares)(2)        0.85%        0.25%        1.16%           2.26%            0.00%            2.26%
   -------------------------------------------------------------------------------------------------------------------------

     (1) The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in this Fund Expense Table and the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fees and expenses shown above. See "Fees -- Fund Expenses" for additional information.

     (2) For the year ended December 31, 2001, the Portfolio's investment adviser voluntarily subsidized a portion of the Portfolio's total expenses. This subsidy is not reflected in the table above. Had this subsidy of 0.62% been reflected above, Total Net Fund Annual Expenses would have been 1.64%.

ING VARIABLE PRODUCTS TRUST ANNUAL EXPENSES (as a percentage of the average daily net assets of the portfolio)(1):

                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE       EXPENSES     REDUCTIONS(1)     REDUCTIONS     REDUCTIONS
   -------------------------------------------------------------------------------------------------------------------------
     ING VP Growth
         Opportunities
         (Class S Shares) (2)           0.75%        0.25%        1.58%          2.58%            1.48%          1.10%
     ING VP MagnaCap
         (Class S Shares) (2)           0.75%        0.25%        0.53%          1.53%            0.43%          1.10%
     ING VP SmallCap
         Opportunities
         (Class S Shares) (2)           0.75%        0.25%        0.71%          1.71%            0.61%          1.10%
   -------------------------------------------------------------------------------------------------------------------------

       (1) The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in this Fund Expense Table and the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fees and expenses shown above. See "Trust and Fund Expenses" for additional information.

       (2) ING Investments, LLC has entered into written expense limitation agreements with each Portfolio under which it will limit expenses of the Portfolio, excluding interest, taxes, brokerage and extraordinary expenses subject to possible reimbursement to ING Investments, LLC within three years. The amount of each Portfolio's expenses waived or reimbursed during the last fiscal year by ING Investments, LLC is shown under the heading "Total Waivers or Reductions" in the table above. The expense limits for this Portfolio will continue through at least October 31, 2002.

PROFUNDS ANNUAL EXPENSES (as a percentage of the average daily net assets of the portfolio):

                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE       EXPENSES     REDUCTIONS(1)     REDUCTIONS     REDUCTIONS
   -------------------------------------------------------------------------------------------------------------------------
     ProFund VP Bull                    0.75%        0.25%        1.25%          2.25%           0.27%         1.98%
     ProFund VP Small-Cap               0.75%        0.25%        1.65%          0.00%           0.40%         2.25%
     ProFund VP Europe 30(1)            0.75%        0.25%        0.89%          0.00%           0.00%         1.89%
   -------------------------------------------------------------------------------------------------------------------------

       (1) Investment Advisory Fees and Expenses for the ProFund VPs Bull, Small-Cap and Europe 30 are for the period ending December 31, 2001.
       (2) ProFund Advisors has contractually agreed to waive Investment Advisory and Management Services Fees and to reimburse other expenses to the extent the Fund's Total Annual Operating Expenses exceed 1.98% for ProFund VP Bull and 2.25% for ProFund VP Small-Cap of the Fund's average daily net assets through December 31, 2002. After such date, the expense limitation may be terminated or revised. A waiver or reimbursement lowers the expense ratio and increases overall returns to the investors.

The purpose of the foregoing tables is to help you understand the various costs and expenses that you will bear directly and indirectly. See the prospectuses of The GCG Trust, The PIMCO Variable Insurance Trust, the Pilgrim Variable Insurance Trust, the Prudential Series Fund, the Pilgrim Variable Products Trust, and the ProFunds for additional information on management or advisory fees and in some cases on other portfolio expenses.

Premium taxes (which currently range from 0% to 3.5% of premium payments) may apply, but are not reflected in the tables above or in the examples below.

EXAMPLES:

In the following examples, surrender charges may apply if you choose to annuitize within the first 7 contract years. The examples also assume election of the Annual Ratchet Enhanced Death Benefit and are based on an assumed 5% annual return. The fund expenses used are those shown in the column, "Net Fund Annual Expenses After Waivers or Reductions," assuming that any applicable fee waivers or reimbursements would apply during all periods shown. If you surrender your Contract at the end of the applicable time period, you would pay the following expenses for each $1,000 invested:

      --------------------------------------------------------------------------------------------------------------
                                                  1 YEAR            3 YEARS          5 YEARS          10 YEARS
      --------------------------------------------------------------------------------------------------------------

        THE GCG TRUST

        All Cap                                     $ 95              $126             $160              $278
        Capital Appreciation                        $ 94              $124             $157              $272
        Capital Growth                              $ 95              $126             $161              $279
        Capital Guardian Small Cap                  $ 94              $124             $157              $272
        Core Bond                                   $ 95              $126             $160              $278
        Developing World                            $102              $148             $197              $349
        Diversified Mid-Cap                         $ 95              $126             $160              $278
        Equity Income                               $ 94              $124             $157              $272
        Fully Managed                               $ 94              $124             $157              $272
        Growth                                      $ 95              $126             $161              $279
        Hard Assets                                 $ 94              $124             $157              $272
        International Equity                        $ 97              $134             $172              $302
        Internet Tollkeeper                         $103              $151             $202              $359
        Investors                                   $ 95              $126             $160              $278
        Janus Growth and Income                     $ 96              $129             $165              $288
        Large Cap Value                             $ 95              $126             $160              $278
        Limited Maturity Bond                       $ 90              $112             $136              $230
        Liquid Asset                                $ 90              $112             $136              $230
        Managed Global                              $ 97              $134             $172              $302
        Mid-Cap Growth                              $ 94              $122             $154              $266
        Real Estate                                 $ 94              $124             $157              $272
        Research                                    $ 94              $122             $154              $266
        Special Situations                          $ 96              $129             $165              $288
        Strategic Equity                            $ 94              $124             $157              $272
        Total Return                                $ 94              $122             $154              $266
        Value Equity                                $ 94              $124             $157              $272
        Van Kampen Growth and Income                $ 94              $124             $157              $272

      --------------------------------------------------------------------------------------------------------------

        THE PIMCO VARIABLE INSURANCE TRUST

        PIMCO High Yield                            $ 92              $118             $147              $251
        PIMCO StocksPLUS
          Growth and Income                         $ 91              $115             $142              $241

        ING VARIABLE INSURANCE   TRUST

        ING VP Worldwide Growth                    $ 97              $133              $171             $299

        THE PRUDENTIAL SERIES FUND

        Jennison                                    $ 95              $127             $162              $281
        SP Jennison International
          Growth                                    $107              $163             $221             $394

        ING VARIABLE PRODUCTS    TRUST

        ING VP Growth Opportunities                $ 96              $129              $165             $287
        ING VP MagnaCap                            $ 96              $129              $165             $287
        ING VP SmallCap Opportunities              $ 96              $129              $165             $287

        PROFUNDS

        ProFund VP Bull                            $104              $155              $207             $369
        ProFund VP Small-Cap                       $107              $163              $220             $393
        ProFund VP Europe 30                       $103              $152              $203             $361

      --------------------------------------------------------------------------

If you do not surrender your Contract or if you annuitize on the annuity start date, you would pay the following expenses for each $1,000 invested:

      --------------------------------------------------------------------------------------------------------------
                                                  1 YEAR            3 YEARS          5 YEARS          10 YEARS
      --------------------------------------------------------------------------------------------------------------

        THE GCG TRUST

        All Cap                                     $25               $ 76             $130              $278
        Capital Appreciation                        $24               $ 74             $127              $272
        Capital Growth                              $25               $ 76             $131              $279
        Capital Guardian Small Cap                  $24               $ 74             $127              $272
        Core Bond                                   $25               $ 76             $130              $278
        Developing World                            $32               $ 98             $167              $349
        Diversified Mid-Cap                         $25               $ 76             $130              $278
        Equity Income                               $24               $ 74             $127              $272
        Fully Managed                               $24               $ 74             $127              $272
        Growth                                      $25               $ 76             $131              $279
        Hard Assets                                 $24               $ 74             $127              $272
        International Equity                        $27               $ 84             $142              $302
        Internet Tollkeeper                         $33               $101             $172              $359
        Investors                                   $25               $ 76             $130              $278
        Janus Growth and Income                     $26               $ 79             $135              $288
        Large Cap Value                             $25               $ 76             $130              $278
        Limited Maturity Bond                       $20               $ 62             $106              $230
        Liquid Asset                                $20               $ 62             $106              $230
        Managed Global                              $27               $ 84             $142              $302
        Mid-Cap Growth                              $24               $ 72             $124              $266
        Real Estate                                 $24               $ 74             $127              $272
        Research                                    $24               $ 72             $124              $266
        Special Situations                          $26               $ 79             $135              $288
        Strategic Equity                            $24               $ 74             $127              $272
        Total Return                                $24               $ 72             $124              $266
        Value Equity                                $24               $ 74             $127              $272
        Van Kampen Growth and Income                $24               $ 74             $127              $272

        THE PIMCO VARIABLE INSURANCE TRUST

        PIMCO High Yield                            $22               $ 68             $117              $251
        PIMCO StocksPLUS
          Growth and Income                         $21               $ 65             $112              $241

        ING VARIABLE INSURANCE   TRUST

        ING VP Worldwide Growth                     $27              $ 83              $141             $299

        THE PRUDENTIAL SERIES FUND

         Jennison                                   $25              $ 77              $132             $281
        SP Jennison International
          Growth                                    $37              $113              $191             $394
      --------------------------------------------------------------------------------------------------------------

        ING VARIABLE PRODUCTS    TRUST

        ING VP Growth Opportunities                 $26              $ 79              $135             $287
        ING VP MagnaCap                             $26              $ 79              $135             $287
        ING VP SmallCap Opportunities               $26              $ 79              $135             $287

        PROFUNDS

        ProFund VP Bull                             $34              $105              $177             $369
        ProFund VP Small-Cap                        $37              $113              $190             $393
        ProFund VP Europe 30                        $33              $102              $173             $361

      --------------------------------------------------------------------------------------------------------------

The examples above reflect the annual administrative charge as an annual charge of 0.04% of assets (based on an average contract value of $79,000). If the Standard Death Benefit is elected instead of the Annual Ratchet Enhanced Death Benefit used in the examples, the actual expenses will be less than those represented in the examples. THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE MORE OR LESS THAN THOSE SHOWN SUBJECT TO THE TERMS OF YOUR CONTRACT.

--------------------------------------------------------------------------------
                             PERFORMANCE INFORMATION
--------------------------------------------------------------------------------

ACCUMULATION UNIT

We use accumulation units to calculate the value of a Contract. Each subaccount of Separate Account NY-B of ReliaStar of NY ("Separate Account NY-B") has its own accumulation unit value. The accumulation units are valued each business day that the New York Stock Exchange is open for trading. Their values may increase or decrease from day to day according to a Net Investment Factor, which is primarily based on the investment performance of the applicable investment portfolio. Shares in the investment portfolios are valued at their net asset value.

THE NET INVESTMENT FACTOR

The Net Investment Factor is an index number which reflects charges under the Contract and the investment performance of the subaccount. The Net Investment Factor is calculated for each subaccount as follows:

        (1) We take the net asset value of the subaccount at the end of each business day.
        (2) We add to (1) the amount of any dividend or capital gains distribution declared for the subaccount and reinvested in such subaccount. We subtract from that amount a charge for our taxes, if any.
        (3) We divide (2) by the net asset value of the subaccount at the end of the preceding business day.
        (4) We then subtract the applicable daily mortality and expense risk charge and the daily asset-based administrative charge from the subaccount.
Calculations for the subaccounts are made on a per share basis.

CONDENSED FINANCIAL INFORMATION

Tables containing (i) the accumulation unit value history of each subaccount of Separate Account NY-B offered in this prospectus and (ii) the total investment value history of each such subaccount are presented in Appendix A -- Condensed Financial Information.

FINANCIAL STATEMENTS

The audited financial statements of Separate Account NY-B for the year ended December 31, 2001 are included in the Statement of Additional Information. Because the Separate Account NY-B audited financial statements relate to periods prior to April 1, 2002 ("the merger date"), the financial statements and Report of Independent Auditors thereon refer to First Golden American Separate Account NY-B. As of the merger date, Separate Account NY-B will be named ReliaStar Life Insurance Company of New York Separate Account NY-B. The audited financial statements of ReliaStar of NY as of December 31, 2001 and 2000, and for the three years ended December 31, 2001 are included in this prospectus.

PERFORMANCE INFORMATION

From time to time, we may advertise or include in reports to contract owners performance information for the subaccounts of Separate Account NY-B, including the average annual total return performance, yields and other nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC.

Except for the Liquid Asset subaccount, quotations of yield for the subaccounts will be based on all investment income per unit (contract value divided by the accumulation unit) earned during a given 30-day period, less expenses accrued during such period. Information on standard total average annual return performance will include average annual rates of total return for 1, 5 and 10 year periods, or lesser periods depending on how long the subaccount of Separate Account NY-B has been investing in the portfolio. We may show other total returns for periods of less than one year. Total return figures will be based on the actual historic performance of the subaccounts of Separate Account NY-B, assuming an investment at the beginning of the period when the subaccount first invested in the portfolio, withdrawal of the investment at the end of the period, adjusted to reflect the deduction of all applicable portfolio and contract charges. We may also show rates of total return on amounts invested at the beginning of the period with no withdrawal at the end of the period. Total return figures which assume no withdrawals at the end of the period will reflect all recurring charges, but will not reflect the surrender charge. In addition, we may present historic performance data for the investment portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts of Separate Account NY-B. This data is designed to show the performance that would have resulted if the Contract had been in existence before the subaccounts began investing in the portfolios.

Current yield for the Liquid Asset subaccount is based on income received by a hypothetical investment over a given 7-day period, less expenses accrued, and then "annualized" (i.e., assuming that the 7-day yield would be received for 52 weeks). We calculate "effective yield" for the Liquid Asset subaccount in a manner similar to that used to calculate yield, but when annualized, the income earned by the investment is assumed to be reinvested. The "effective yield" will thus be slightly higher than the "yield" because of the compounding effect of earnings. We calculate quotations of yield for the remaining subaccounts on all investment income per accumulation unit earned during a given 30-day period, after subtracting fees and expenses accrued during the period assuming no surrender.

We may compare performance information for a subaccount to: (i) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, or any other applicable market indices, (ii) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies), or any other rating service, and
(iii) the Consumer Price Index (a measure for inflation) to determine the real rate of return of an investment in the Contract. Our reports and promotional literature may also contain other information, including the ranking of any subaccount based on rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by similar rating services.

Performance information reflects only the performance of a hypothetical contract and should be considered in light of other factors, including the investment objective of the investment portfolio and market conditions. Please keep in mind that past performance is not a guarantee of future results.

--------------------------------------------------------------------------------
                  RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
--------------------------------------------------------------------------------

ReliaStar of NY is a New York stock life insurance company originally incorporated on June 11, 1917 under the name The Morris Plan Insurance Society. ReliaStar of NY is authorized to transact business in all states, the District of Columbia and the Dominican Republic and is principally engaged in the business of providing individual life insurance and annuities, employee benefit products and services, retirement plans, and life and health reinsurance. ReliaStar of NY is a wholly-owned subsidiary of Security-Connecticut Life Insurance Company and is an indirect wholly-owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company based in The Netherlands. ReliaStar of NY's financial statements appear in this prospectus.

ING also owns Directed Services, Inc., the investment manager of The GCG Trust and the distributor of the Contracts, and other interests and ING Pilgrim Investments, LLC, a portfolio manager of The GCG Trust, and the investment manager of the Pilgrim Variable Insurance Trust and the Pilgrim Variable Products Trust. ING also owns Baring International Investment Limited, another portfolio manager of The GCG Trust, and ING Investment Management Advisors B.V., a portfolio manager of the Pilgrim Variable Insurance Trust.

Our principal office is located at 1000 Woodbury Road, Suite 102, Woodbury, New York 11797.

--------------------------------------------------------------------------------
                                   THE TRUSTS
--------------------------------------------------------------------------------

In this prospectus, we refer to The GCG Trust, The PIMCO
Variable Insurance Trust, the Pilgrim Variable Insurance Trust, the Prudential Series Fund, Inc., the Pilgrim Variable Products Trust, and the ProFunds collectively as the "Trusts" and individually as a "Trust." The GCG Trust is a mutual fund whose shares are offered to separate accounts funding variable annuity and variable life insurance policies offered by ReliaStar of NY and other affiliated insurance companies. The GCG Trust may also sell its shares to separate accounts of insurance companies not affiliated with ReliaStar of NY. Pending SEC approval, shares of The GCG Trust may also be sold to certain qualified pension and retirement plans. The principal address of The GCG Trust is 1475 Dunwoody Drive, West Chester, PA 19380.


The PIMCO Variable Insurance Trust is a mutual fund whose shares are available to separate accounts of insurance companies, including ReliaStar of NY, for both variable annuity contracts and variable life insurance policies and to qualified pension and retirement plans. The principal address of The PIMCO Variable Insurance Trust is 840 Newport Center Drive, Suite 300, Newport Beach, CA 92660. The ING Variable Insurance Trust (formerly the Pilgrim Variable Insurance Trust) is also a mutual fund whose shares are offered to separate accounts funding variable annuity contracts offered by ReliaStar of NY and other insurance companies, both affiliated and unaffiliated with ReliaStar of NY. The address of Pilgrim Variable Insurance Trust is 40 North Central Avenue, Suite 1200, Phoenix, AZ 85004. The Prudential Series Fund is also a mutual fund whose shares are available to separate accounts funding variable annuity and variable life insurance polices offered by The Prudential Insurance Company of America, its affiliated insurers and other life insurance companies not affiliated with Prudential, including ReliaStar of NY and Golden American. The address of the Prudential Series Fund is 751 Broad Street, Newark, NJ 07102. The ING Variable Products Trust (formerly the Pilgrim Variable Products Trust) is also a mutual fund whose shares are offered to separate accounts funding variable annuity contracts offered by ReliaStar of NY and other insurance companies, both affiliated and unaffiliated with ReliaStar of NY. The address of Pilgrim Variable Products Trust is 40 North Central Avenue, Suite 1200, Phoenix, AZ 85004. The ProFunds is also a mutual fund whose shares are offered to separate accounts funding variable annuity contracts offered by ReliaStar of NY and other insurance companies, both affiliated and unaffiliated with ReliaStar of NY. The address of ProFunds is 3435 Stelzer Road, Suite 1000, PO Box 182100, Columbus, OH 43218-2000. In the event that, due to differences in tax treatment or other considerations, the interests of contract owners of various contracts participating in the Trusts conflict, we, the Boards of Trustees and any other insurance companies participating in the Trusts will monitor events to identify and resolve any material conflicts that may arise. YOU WILL FIND MORE DETAILED INFORMATION ABOUT THE TRUSTS AND FUNDS IN "APPENDIX B - THE INVESTMENT PORTFOLIOS."

--------------------------------------------------------------------------------
                      RELIASTAR OF NY SEPARATE ACCOUNT NY-B
--------------------------------------------------------------------------------

ReliaStar of NY Separate Account NY-B ("Separate Account NY-B") was established as a separate account of First Golden American Life Insurance Company of New York ("First Golden") on June 13, 1996. It became a separate account of ReliaStar of NY as a result of the merger of First Golden into ReliaStar of NY effective April 1, 2002. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Separate Account NY-B is a separate investment account used for our variable annuity contracts. We own all the assets in Separate Account NY-B but such assets are kept separate from our other accounts.

Separate Account NY-B is divided in subaccounts. Each subaccount invests exclusively in shares of one investment portfolio of The GCG Trust, The PIMCO Variable Insurance Trust, ING Variable Insurance Trust, The Prudential Series Fund, Inc., the ING Variable Products Trust, or the ProFunds Each investment portfolio has its own distinct investment objectives and policies. Income, gains and losses, realized or unrealized, of a portfolio are credited to or charged against the corresponding subaccount of Separate Account NY-B without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity contracts supported by Separate Account NY-B. If the assets in Separate Account NY-B exceed the required reserves and other liabilities, we may transfer the excess to our general account. We are obligated to pay all benefits and make all payments provided under the Contracts.

NOTE: We currently offer other variable annuity contracts that invest in Separate Account NY-B but are not discussed in this prospectus. Separate Account NY-B may also invest in other investment portfolios which are not available under your Contract. Under certain circumstances, we may make certain changes to the subaccounts. For more information, see "The Annuity Contract -- Addition, Deletion, or Substitution of Subaccounts and Other Changes."

--------------------------------------------------------------------------------
                          THE FIXED INTEREST ALLOCATION
--------------------------------------------------------------------------------
You may allocate premium payments and transfer your contract value to the guaranteed interest periods of our Fixed Account at any time during the accumulation period. Every time you allocate money to the Fixed Account, we set up a Fixed Interest Allocation for the guaranteed interest period you select. We currently offer guaranteed interest periods of 1, 3, 5, 7 and 10 years, although we may not offer all these periods in the future. You may select one or more guaranteed interest periods at any one time. We will credit your Fixed Interest Allocation with a guaranteed interest rate for the interest period you select, so long as you do not withdraw money from that Fixed Interest Allocation before the end of the guaranteed interest period. Each guaranteed interest period ends on its maturity date which is the last day of the month in which the interest period is scheduled to expire.

If you surrender, withdraw, transfer or annuitize your investment in a Fixed Interest Allocation more than 30 days before the end of the applicable guaranteed interest period, we will apply a Market Value Adjustment to the transaction. A Market Value Adjustment could increase or decrease the amount you surrender, withdraw, transfer or annuitize, depending on current interest rates at the time of the transaction. YOU BEAR THE RISK THAT YOU MAY RECEIVE LESS THAN YOUR PRINCIPAL IF WE APPLY A MARKET VALUE ADJUSTMENT.

Assets supporting amounts allocated to the Fixed Account are available to fund the claims of all classes of our customers, contract owners and other creditors. Interests under your Contract relating to the Fixed Account are registered under the Securities Act of 1933, but the Fixed Account is not registered under the 1940 Act.

SELECTING A GUARANTEED INTEREST PERIOD

You may select one or more Fixed Interest Allocations with specified guaranteed interest periods. A guaranteed interest period is the period that a rate of interest is guaranteed to be credited to your Fixed Interest Allocation. We may at any time decrease or increase the number of guaranteed interest periods offered.

Your contract value in the Fixed Account is the sum of your Fixed Interest Allocations and the interest credited as adjusted for any withdrawals (including any Market Value Adjustment applied to such withdrawal), transfers or other charges we may impose. Your Fixed Interest Allocation will be credited with the guaranteed interest rate in effect for the guaranteed interest period you selected when we receive and accept your premium or reallocation of contract value. We will credit interest daily at a rate, which yields the quoted guaranteed interest rate.

GUARANTEED INTEREST RATES

Each Fixed Interest Allocation will have an interest rate that is guaranteed as long as you do not take your money out until its maturity date. We do not have a specific formula for establishing the guaranteed interest rates for the different guaranteed interest periods. We determine guaranteed interest rates at our sole discretion. To find out the current guaranteed interest rate for a guaranteed interest period you are interested in, please contact our Customer Service Center or your registered representative. The determination may be influenced by the interest rates on fixed income investments in which we may invest with the amounts we receive under the Contracts. We will invest these amounts primarily in investment-grade fixed income securities (i.e., rated by Standard & Poor's rating system to be suitable for prudent investors) although we are not obligated to invest according to any particular strategy, except as may be required by applicable law. You will have no direct or indirect interest in these investments. We will also consider other factors in determining the guaranteed interest rates, including regulatory and tax requirements, sales commissions and administrative expenses borne by us, general economic trends and competitive factors. We cannot predict the level of future interest rates but no Fixed Interest Allocation will ever have a guaranteed interest rate of less than 3% per year. We may from time to time at our discretion offer interest rate specials for new premiums that are higher than the current base interest rate then offered. Renewal rates for such rate specials will be based on the base interest rate and not on the special rates initially declared.

TRANSFERS FROM A FIXED INTEREST ALLOCATION

You may transfer your contract value in a Fixed Interest Allocation to one or more new Fixed Interest Allocations with new guaranteed interest periods, or to any of the subaccounts of Separate Account NY-B. Unless you tell us the Fixed Interest Allocations from which such transfers will be made, we will transfer amounts from your Fixed Interest Allocations starting with the guaranteed interest period nearest its maturity date, until we have honored your transfer request. The minimum amount that you can transfer to or from any Fixed Interest Allocation is $250. If a transfer request would reduce the contract value remaining in a Fixed Interest Allocation to less than $100, we will treat such transfer request as a request to transfer the entire contract value in such Fixed Interest Allocation. Transfers from a Fixed Interest Allocation may be subject to a Market Value Adjustment. If you have a special Fixed Interest Allocation that was offered exclusively with our dollar cost averaging program, cancelling dollar cost averaging will cause a transfer of the entire contract value in such Fixed Interest Allocation to the Liquid Asset subaccount, and such a transfer is subject to a Market Value Adjustment.

On the maturity date of a guaranteed interest period, you may transfer amounts from the applicable Fixed Interest Allocation to the subaccount(s) and/or to new Fixed Interest Allocations with guaranteed interest periods of any length we are offering at that time. You may not, however, transfer amounts to any Fixed Interest Allocation with a guaranteed interest period that extends beyond the annuity start date.

At least 30 calendar days before a maturity date of any of your Fixed Interest Allocations, or earlier if required by state law, we will send you a notice of the guaranteed interest periods that are available. You must notify us which subaccounts or new guaranteed interest periods you have selected before the maturity date of your Fixed Interest Allocations. If we do not receive timely instructions from you, we will transfer the contract value in the maturing Fixed Interest Allocation to a new Fixed Interest Allocation with a guaranteed interest period that is the same as the expiring guaranteed interest period. If such guaranteed interest period is not available or would go beyond the annuity start date, we will transfer your contract value in the maturing Fixed Interest Allocation to the next shortest guaranteed interest period which does not go beyond the annuity start date. If no such guaranteed interest period is available, we will transfer the contract value to a subaccount specially designated by the Company for such purpose. Currently we use the Liquid Asset subaccount for such purpose.

WITHDRAWALS FROM A FIXED INTEREST ALLOCATION

During the accumulation phase, you may withdraw a portion of your contract value in any Fixed Interest Allocation. You may make systematic withdrawals of only the interest earned during the prior month, quarter or year, depending on the frequency chosen, from a Fixed Interest Allocation under our systematic withdrawal option. Systematic withdrawals from a Fixed Interest Allocation are not permitted if such Fixed Interest Allocation is currently participating in the dollar cost averaging program. A withdrawal from a Fixed Interest Allocation may be subject to a Market Value Adjustment and, in some cases, a surrender charge. Be aware that withdrawals may have federal income tax consequences, including a 10% penalty tax, as well as state income tax consequences.

If you tell us the Fixed Interest Allocation from which your withdrawal will be made, we will assess the withdrawal against that Fixed Interest Allocation. If you do not, we will assess your withdrawal against the subaccounts in which you invested, unless the withdrawal exceeds the contract value in the subaccounts. If there is no contract value in those subaccounts, we will deduct your withdrawal from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until we have honored your request.

MARKET VALUE ADJUSTMENT

A Market Value Adjustment may decrease, increase or have no effect on your contract value. We will apply a Market Value Adjustment (i) whenever you withdraw or transfer money from a Fixed Interest Allocation (unless made within 30 days before the maturity date of the applicable guaranteed interest period, or under the systematic withdrawal or dollar cost averaging program) and (ii) if on the annuity start date a guaranteed interest period for any Fixed Interest Allocation does not end on or within 30 days of the annuity start date.

We determine the Market Value Adjustment by multiplying the amount you withdraw, transfer or apply to an income plan by the following factor:

              (      1+I      )N/365
              (---------------)       -1
              (   1+J+.0025   )

Where,

     o "I" is the Index Rate for a Fixed Interest Allocation on the first day of the guaranteed interest period;

     o "J" is the Index Rate for a new Fixed Interest Allocation with a guaranteed interest period equal to the time remaining in the guaranteed interest period, at the time of calculation; and

     o "N" is the remaining number of days in the guaranteed interest period at the time of calculation.

The Index Rate is the average of the Ask Yields for U.S. Treasury Strips as quoted by a national quoting service for a period equal to the applicable guaranteed interest period. The average is currently based on the period starting from the 22nd day of the calendar month two months prior to the month of the Index Rate determination and ending the 21st day of the calendar month immediately before the month of determination. We currently calculate the Index Rate once each calendar month but have the right to calculate it more frequently. The Index Rate will always be based on a period of at least 28 days. If the Ask Yields are no longer available, we will determine the Index Rate by using a suitable and approved, if required, replacement method.

A Market Value Adjustment may be positive, negative or result in no change. In general, if interest rates are rising, you bear the risk that any Market Value Adjustment will likely be negative and reduce your contract value. On the other hand, if interest rates are falling, it is more likely that you will receive a positive Market Value Adjustment that increases your contract value. In the event of a full surrender, transfer or annuitization from a Fixed Interest Allocation, we will add or subtract any Market Value Adjustment from the amount surrendered, transferred or annuitized. In the event of a partial withdrawal, transfer or annuitization, we will add or subtract any Market Value Adjustment from the total amount withdrawn, transferred or annuitized in order to provide the amount requested. If a negative Market Value Adjustment exceeds your contract value in the Fixed Interest Allocation, we will consider your request to be a full surrender, transfer or annuitization of the Fixed Interest Allocation.

Several examples which illustrate how the Market Value Adjustment works are included in Appendix C.

--------------------------------------------------------------------------------
                              THE ANNUITY CONTRACT
--------------------------------------------------------------------------------

The Contract described in this prospectus is a deferred combination variable and fixed annuity contract. The Contract provides a means for you to invest in one or more of the available mutual fund portfolios of Trusts and Funds through Separate Account NY-B. It also provides a means for you to invest in a Fixed Interest Allocation through the Fixed Account.

CONTRACT DATE AND CONTRACT YEAR

The date the Contract became effective is the contract date. Each 12-month period following the contract date is a contract year.

ANNUITY START DATE

The annuity start date is the date you start receiving annuity payments under your Contract. The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. The accumulation phase is the period between the contract date and the annuity start date. The income phase begins when you start receiving regular annuity payments from your Contract on the annuity start date.

CONTRACT OWNER

You are the contract owner. You are also the annuitant unless another annuitant is named in the application. You have the rights and options described in the Contract. One or more persons may own the Contract. If there are multiple owners named, the age of the oldest owner will determine the applicable death benefit if such death benefit is available for multiple owners.

The death benefit becomes payable when you die. In the case of a sole contract owner who dies before the income phase begins, we will pay the beneficiary the death benefit then due. The sole contract owner's estate will be the beneficiary if no beneficiary has been designated or the beneficiary has predeceased the contract owner. In the case of a joint owner of the Contract dying before the income phase begins, we will designate the surviving contract owner as the beneficiary. This will override any previous beneficiary designation.

If the contract owner is a trust and a beneficial owner of the trust has been designated, the beneficial owner will be treated as the contract owner for determining the death benefit. If a beneficial owner is changed or added after the contract date, this will be treated as a change of contract owner for determining the death benefit. If no beneficial owner of the trust has been designated, the availability of enhanced death benefits will be based on the age of the annuitant at the time you purchase the Contract.

     JOINT OWNER. For non-qualified Contracts only, joint owners may be named in a written request before the Contract is in effect. Joint owners may independently exercise transfers and other transactions allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them. All rights of a joint owner end at death of that owner if the other joint owner survives. The entire interest of the deceased joint owner in the Contract will pass to the surviving joint owner. The age of the older owner will determine the applicable death benefit if Enhanced Death Benefits are available for multiple owners.

ANNUITANT

The annuitant is the person designated by you to be the measuring life in determining annuity payments. The annuitant's age determines when the income phase must begin and the amount of the annuity payments to be paid. You are the annuitant unless you choose to name another person. The annuitant may not be changed after the Contract is in effect. The contract owner will receive the annuity benefits of the Contract if the annuitant is living on the annuity start date. If the annuitant dies before the annuity start date, and a contingent annuitant has been named, the contingent annuitant becomes the annuitant (unless the contract owner is not an individual, in which case the death benefit becomes payable).

If there is no contingent annuitant when the annuitant dies before the annuity start date, the contract owner will become the annuitant. The contract owner may designate a new annuitant within 60 days of the death of the annuitant. If there is no contingent annuitant when the annuitant dies before the annuity start date and the contract owner is not an individual, we will pay the designated beneficiary the death benefit then due. If a beneficiary has not been designated, or if there is no designated beneficiary living, the contract owner will be the beneficiary. If the annuitant was the sole contract owner and there is no beneficiary designation, the annuitant's estate will be the beneficiary. Regardless of whether a death benefit is payable, if the annuitant dies and any contract owner is not an individual, distribution rules under federal tax law will apply. You should consult your tax adviser for more information if you are not an individual.

BENEFICIARY

The beneficiary is named by you in a written request. The beneficiary is the person who receives any death benefit proceeds and who becomes the successor contract owner if the contract owner (or the annuitant if the contract owner is other than an individual) dies before the annuity start date. We pay death benefits to the primary beneficiary (unless there are joint owners, in which case death proceeds are payable to the surviving owner(s)). If the beneficiary dies before the annuitant or the contract owner, the death benefit proceeds are paid to the contingent beneficiary, if any. If there is no surviving beneficiary, we pay the death benefit proceeds to the contract owner's estate.

One or more persons may be a beneficiary or contingent beneficiary. In the case of more than one beneficiary, we will assume any death benefit proceeds are to be paid in equal shares to the surviving beneficiaries. You have the right to change beneficiaries during the annuitant's lifetime unless you have designated an irrevocable beneficiary. When an irrevocable beneficiary has been designated, you and the irrevocable beneficiary may have to act together to exercise some of the rights and options under the Contract.

     CHANGE OF CONTRACT OWNER OR BENEFICIARY. During the annuitant's lifetime, you may transfer ownership of a non-qualified Contract. A change in ownership may affect the amount of the death benefit and the guaranteed death benefit. You may also change the beneficiary. All requests for changes must be in writing and submitted to our Customer Service Center in good order. The change will be effective as of the day you sign the request. The change will not affect any payment made or action taken by us before recording the change.

PURCHASE AND AVAILABILITY OF THE CONTRACT

We will issue a Contract only if both the annuitant and the contract owner are not older than age 85.

The initial premium payment must be $10,000 or more ($1,500 for qualified Contracts). You may make additional payments of $500 or more ($50 for qualified Contracts) at any time after the free look period before you turn age 85. Under certain circumstances, we may waive the minimum premium payment requirement. We may also change the minimum initial or additional premium requirements for certain group or sponsored arrangements. Any initial or additional premium payment that would cause the contract value of all annuities that you maintain with us to exceed $1,000,000 requires our prior approval. The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state tax brackets. YOU SHOULD NOT BUY THIS CONTRACT: (1) IF YOU ARE LOOKING FOR A SHORT-TERM INVESTMENT; (2) IF YOU CANNOT RISK GETTING BACK LESS MONEY THAN YOU PUT IN; OR (3) IF YOUR ASSETS ARE IN A PLAN WHICH PROVIDES FOR TAX-DEFERRAL AND YOU SEE NO OTHER REASON TO PURCHASE THIS CONTRACT.

IRAs and other qualified plans already have the tax-deferral feature found in this Contract. For an additional cost, the Contract provides other benefits including death benefits and the ability to receive a lifetime income. You should not purchase a qualified Contract unless you want these other features and benefits, taking into account their cost. See "Fees and Expenses" in this prospectus.

We and our affiliates offer other variable products that may offer some of the same investment portfolios. These products have different benefits and charges, and may or may not better match your needs.

CREDITING OF PREMIUM PAYMENTS

We will process your initial premium within 2 business days after receipt, if the application and all information necessary for processing the Contract are complete. Subsequent premium payments will be processed within 1 business day if we receive all information necessary. In certain states we also accept initial and additional premium payments by wire order. Wire transmittals must be accompanied by sufficient electronically transmitted data. We may retain initial premium payment for up to 5 business days while attempting to complete an incomplete application. If the application cannot be completed within this period, we will inform you of the reasons for the delay. We will also return the premium payment immediately unless you direct us to hold the premium payment until the application is completed. We will allocate your initial payment according to the instructions you specified. If a subaccount is not available or requested in error, we will make inquiry about a replacement subaccount. If we are unable to reach you or your representative, we will consider the application incomplete. For initial premium payments, the payment will be credited at the accumulation unit value next determined after we receive your premium payment and the completed application. Once the completed application is received, we will allocate the payment to the subaccount(s) and/or Fixed Interest Allocations specified by you within 2 business days.

We will make inquiry to discover any missing information related to subsequent payments. We will allocate the subsequent payment(s) pro rata according to the current variable subaccount allocation unless you specify otherwise. Any fixed allocation(s) will not be considered in the pro rata calculations. If a subaccount is no longer available or requested in error, we will allocate the subsequent payment(s) proportionally among the other subaccount(s) in your current allocation or your allocation instructions. For any subsequent premium payments, the payment will be credited at the accumulation unit value next determined after receipt of your premium payment and instructions.

Once we allocate your premium payment to the subaccounts selected by you, we convert the premium payment into accumulation units. We divide the amount of the premium payment allocated to a particular subaccount by the value of an accumulation unit for the subaccount to determine the number of accumulation units of the subaccount to be held in Separate Account NY-B with respect to your Contract. The net investment results of each subaccount vary with its investment performance. If your premium payment was transmitted by wire order from your broker-dealer, we will follow the following procedure after we receive and accept the wire order and investment instructions. The procedure we follow depends on the procedures of your broker-dealer: We reserve the right to rescind the Contract if we do not receive and accept a properly completed application or enrollment form within 5 days of the premium payment. If we do not receive the application or form within 5 days of the premium payment, we will refund the contract value plus any charges we deducted, and the Contract will be voided.

We may require that an initial premium designated for a subaccount of Separate Account NY-B or the Fixed Account be allocated to a subaccount specially designated by the Company (currently, the Liquid Asset subaccount) during the free look period. After the free look period, we will convert your contract value (your initial premium plus any earnings less any expenses) into accumulation units of the subaccounts you previously selected. The accumulation units will be allocated based on the accumulation unit value next computed for each subaccount. Initial premiums designated for Fixed Interest Allocations will be allocated to a Fixed Interest Allocation with the guaranteed interest period you have chosen; however, in the future we may allocate the premiums to the specially designated subaccount during the free look period.

ADMINISTRATIVE PROCEDURES

We may accept a request for Contract service in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. We will process your request at the accumulation value next determined only after you have met all administrative requirements.

CONTRACT VALUE

We determine your contract value on a daily basis beginning on the contract date. Your contract value is the sum of (a) the contract value in the Fixed Interest Allocations, and (b) the contract value in each subaccount in which you are invested.

     CONTRACT VALUE IN FIXED INTEREST ALLOCATIONS. The contract value in your Fixed Interest Allocations is the sum of premium payments allocated to the Fixed Interest Allocations under the Contract, plus contract value transferred to the Fixed Interest Allocations, plus credited interest, minus any transfers and withdrawals from the Fixed Interest Allocation (including any Market Value Adjustment applied to such withdrawal), contract fees, and premium taxes.

     CONTRACT VALUE IN THE SUBACCOUNTS. On the contract date, the contract value in the subaccount in which you are invested is equal to the initial premium paid and designated to be allocated to the subaccount. On the contract date, we allocate your contract value to each subaccount and/or a Fixed Interest Allocation specified by you, unless the Contract is issued in a state that requires the return of premium payments during the free look period, in which case, the portion of your initial premium not allocated to a Fixed Interest Allocation will be allocated to a subaccount specially designated by the Company during the free look period for this purpose (currently, the Liquid Asset subaccount). On each business day after the contract date, we calculate the amount of contract value in each subaccount as follows:

        (1) We take the contract value in the subaccount at the end of the preceding business day.
        (2) We multiply (1) by the subaccount's Net Investment Factor since the preceding business day.
        (3)  We add (1) and (2).
        (4) We add to (3) any additional premium payments, and then add or subtract any transfers to or from that subaccount.
        (5) We subtract from (4) any withdrawals and any related charges, and then subtract any contract fees and premium taxes.

CASH SURRENDER VALUE

The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value will fluctuate daily based on the investment results of the subaccounts in which you are invested and interest credited to Fixed Interest Allocations and any Market Value Adjustment. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your contract value, then we adjust for any Market Value Adjustment, then we deduct any surrender charge, any charge for premium taxes, the annual contract and administration fee (unless waived) and any other charges incurred but not yet deducted.

SURRENDERING TO RECEIVE THE CASH SURRENDER VALUE

You may surrender the Contract at any time while the annuitant is living and before the annuity start date. A surrender will be effective on the date your written request and the Contract are received at our Customer Service Center. We will determine and pay the cash surrender value at the price next determined after receipt of all paperwork required in order for us to process your surrender. Once paid, all benefits under the Contract will be terminated. For administrative purposes, we will transfer your money to a specially designated subaccount (currently the Liquid Asset subaccount) prior to processing the surrender. This transfer will have no effect on your cash surrender value. You may receive the cash surrender value in a single sum payment or apply it under one or more annuity options. We will usually pay the cash surrender value within 7 days.

Consult your tax adviser regarding the tax consequences associated with surrendering your Contract. A surrender made before you reach age 59 1/2 may result in a 10% tax penalty. See "Federal Tax Considerations" for more details.

THE SUBACCOUNTS

Each of the subaccounts of Separate Account NY-B offered under this prospectus invests in an investment portfolio with its own distinct investment objectives and policies. Each subaccount of Separate Account NY-B invests in a corresponding portfolio of The GCG Trust, The PIMCO Variable Insurance Trust, the Pilgrim Variable Insurance Trust, the Prudential Series Fund, Inc., the Pilgrim Variable Products Trust, or the ProFunds.

ADDITION, DELETION OR SUBSTITUTION OF SUBACCOUNTS AND OTHER CHANGES

We may make additional subaccounts available to you under the Contract. These subaccounts will invest in investment portfolios we find suitable for your Contract. We may amend the Contract to conform to applicable laws or governmental regulations. If we feel that investment in any of the investment portfolios has become inappropriate to the purposes of the Contract, we may, with approval of the SEC (and any other regulatory agency, if required) substitute another portfolio for existing and future investments. If you have elected the dollar cost averaging, systematic withdrawals, or automatic rebalancing programs or if you have other outstanding instructions, and we substitute or otherwise eliminate a portfolio which is subject to those instructions, we will execute your instructions using the substituted or proposed replacement portfolio, unless you request otherwise. The substitute or proposed replacement portfolio may have higher fees and charges than any portfolio it replaces. We also reserve the right to: (i) deregister Separate Account NY-B under the 1940 Act; (ii) operate Separate Account NY-B as a management company under the 1940 Act if it is operating as a unit investment trust; (iii) operate Separate Account NY-B as a unit investment trust under the 1940 Act if it is operating as a managed separate account; (iv) restrict or eliminate any voting rights as to Separate Account NY-B; and (v) combine Separate Account NY-B with other accounts. We will, of course, provide you with written notice before any of these changes are effected.

THE FIXED ACCOUNT

The Fixed Account is a segregated asset account which contains the assets that support a contract owner's Fixed Interest Allocations. See "The Fixed Interest Allocations" for more information.

OTHER CONTRACTS

We offer other variable annuity contracts that also invest in the same investment portfolios of the Trusts. These contracts have different charges that could effect their performance, and many offer different benefits more suitable to your needs. To obtain more information about these other contracts, contact our Customer Service Center or your registered representative.

OTHER IMPORTANT PROVISIONS

See "Withdrawals," "Transfers Among Your Investments," "Death Benefit Choices," "Charges and Fees," "The Annuity Options" and "Other Contract Provisions" in this prospectus for information on other important provisions in your Contract.

--------------------------------------------------------------------------------
                                   WITHDRAWALS
--------------------------------------------------------------------------------

Any time during the accumulation phase and before the death of the annuitant, you may withdraw all or part of your money. Keep in mind that if you request a withdrawal for more than 90% of the cash surrender value, we will treat it as a request to surrender the Contract. If any single withdrawal or the sum of withdrawals exceeds the Free Withdrawal Amount, you will incur a surrender charge. The Free Withdrawal Amount in any contract year is 15% of your contract value on the date of withdrawal less any withdrawals during that contract year.

You need to submit to us a written request specifying the Fixed Interest Allocations or subaccounts from which amounts are to be withdrawn, otherwise the withdrawal will be made on a pro rata basis from all of the subaccounts in which you are invested. If there is not enough contract value in the subaccounts, we will deduct the balance of the withdrawal from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until we have honored your request. We will apply a Market Value Adjustment to any withdrawal from your Fixed Interest Allocation taken more than 30 days before its maturity date. We will determine the contract value as of the close of business on the day we receive your withdrawal request at our Customer Service Center. The contract value may be more or less than the premium payments made.

For administrative purposes, we will transfer your money to a specially designated subaccount (currently, the Liquid Asset subaccount) prior to processing the withdrawal. This transfer will not affect the withdrawal amount you receive. We offer the following three withdrawal options:

REGULAR WITHDRAWALS

After the free look period, you may make regular withdrawals. Each withdrawal must be a minimum of $100. We will apply a Market Value Adjustment to any regular withdrawal from a Fixed Interest Allocation that is taken more than 30 days before its maturity date.

SYSTEMATIC WITHDRAWALS

You may elect to receive automatic systematic withdrawal payments (1) from the contract value in the subaccounts in which you are invested, or (2) from the interest earned in your Fixed Interest Allocations. Systematic withdrawals may be taken monthly, quarterly or annually. You decide when you would like systematic payments to start as long as it starts at least 28 days after your contract date. You also select the date on which the systematic withdrawals will be made, but this date cannot be later than the 28th day of the month. If you have elected to receive systematic withdrawals but have not chosen a date, we will make the withdrawals on the same calendar day of each month as your contract date. If your contract date is after the 28th, your systematic withdrawal will be made on the 28th day of each month. Each systematic withdrawal amount must be a minimum of $100. The amount of your systematic withdrawal can either be (1) a fixed dollar amount, or (2) an amount based on a percentage of your contract value. Both forms of systematic withdrawals are subject to the following maximum, which is calculated on each withdrawal date:

                                          MAXIMUM PERCENTAGE
                FREQUENCY                 OF CONTRACT VALUE
                Monthly                          1.25%
                Quarterly                        3.75%
                Annually                        15.00%

If your systematic withdrawal is a fixed dollar amount and the amount to be systematically withdrawn would exceed the applicable maximum percentage of your contract value on any withdrawal date, we will automatically reduce the amount withdrawn so that it equals such percentage. Thus, your fixed dollar systematic withdrawals will never exceed the maximum percentage. If you want fixed dollar systematic withdrawals to exceed the maximum percentage and are willing to incur associated surrender charges, consider the Fixed Dollar Systematic Withdrawal Feature which you may add to your regular systematic withdrawal program.

If your systematic withdrawal is based on a percentage of your contract value and the amount to be systematically withdrawn based on that percentage would be less than $100, we will automatically increase the amount to $100 as long as it does not exceed the maximum percentage. If the systematic withdrawal would exceed the maximum percentage, we will send the amount, and then automatically cancel your systematic withdrawal option.

Systematic withdrawals from Fixed Interest Allocations are limited to interest earnings during the prior month, quarter, or year, depending on the frequency you chose. Systematic withdrawals are not subject to a Market Value Adjustment, unless you have added the Fixed Dollar Systematic Withdrawal Feature discussed below and the payments exceed interest earnings. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) or 72(t) distributions. A Fixed Interest Allocation may not participate in both the systematic withdrawal option and the dollar cost averaging program at the same time. You may change the amount or percentage of your systematic withdrawal once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date. If you submit a subsequent premium payment after you have applied for systematic withdrawals, we will not adjust future withdrawals under the systematic withdrawal program unless you specifically request that we do so. The systematic withdrawal option may commence in a contract year where a regular withdrawal has been taken but you may not change the amount or percentage of your withdrawals in any contract year during which you have previously taken a regular withdrawal. You may not elect the systematic withdrawal option if you are taking IRA withdrawals.

     FIXED DOLLAR SYSTEMATIC WITHDRAWAL FEATURE. You may add the Fixed Dollar Systematic Withdrawal Feature to your regular fixed dollar systematic withdrawal program. This feature allows you to receive a systematic withdrawal in a fixed dollar amount regardless of any surrender charges or Market Value Adjustments. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) or 72(t) distributions. You choose the amount of the fixed systematic withdrawals, which may total up to an annual maximum of 15% of your contract value as determined on the day we receive your election of this feature. The maximum limit will not be recalculated when you make additional premium payments, unless you instruct us to do so. We will assess a surrender charge on the withdrawal date if the systematic withdrawal exceeds the maximum limit as calculated on the withdrawal date. We will assess a Market Value Adjustment on the withdrawal date if the systematic withdrawal from a Fixed Interest Allocation exceeds your interest earnings on the withdrawal date. We will apply the surrender charge and any Market Value Adjustment directly to your contract value (rather than to the systematic withdrawal) so that the amount of each systematic withdrawal remains fixed.

Flat dollar systematic withdrawals which are intended to satisfy the requirements of Section 72(q) or 72(t) of the Internal Revenue Code (the "Code") may exceed the maximum. Such withdrawals are subject to surrender charges and Market Value Adjustment when they exceed the applicable free withdrawal amount.

IRA WITHDRAWALS

If you have a non-Roth IRA Contract and will be at least age 70 1/2 during the current calendar year, you may elect to have distributions made to you to satisfy requirements imposed by federal tax law. IRA withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service ("IRS") rules governing mandatory distributions under qualified plans. We will send you a notice before your distributions commence. You may elect to take IRA withdrawals at that time, or at a later date. You may not elect IRA withdrawals and participate in systematic withdrawals at the same time. If you do not elect to take IRA withdrawals, and distributions are required by federal tax law, distributions adequate to satisfy the requirements imposed by federal tax law may be made. Thus, if you are participating in systematic withdrawals, distributions under that option must be adequate to satisfy the mandatory distribution rules imposed by federal tax law. You may choose to receive IRA withdrawals on a monthly, quarterly or annual basis. Under this option, you may elect payments to start as early as 28 days after the contract date. You select the day of the month when the withdrawals will be made, but it cannot be later than the 28th day of the month. If no date is selected, we will make the withdrawals on the same calendar day of the month as the contract date.

You may request that we calculate for you the amount that is required to be withdrawn from your Contract each year based on the information you give us and various choices you make. For information regarding the calculation and choices you have to make, see the Statement of Additional Information. The minimum dollar amount you can withdraw is $100. When we determine the required IRA withdrawal amount for a taxable year based on the frequency you select, if that amount is less than $100, we will pay $100. At any time where the IRA withdrawal amount is greater than the contract value, we will cancel the Contract and send you the amount of the cash surrender value.

You may change the payment frequency of your IRA withdrawals once each contract year or cancel this option at any time by sending us satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date. An IRA withdrawal in excess of the amount allowed under systematic withdrawals will be subject to a Market Value Adjustment.

CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES ASSOCIATED WITH TAKING WITHDRAWALS. You are responsible for determining that withdrawals comply with applicable law. A withdrawal made before the taxpayer reaches age 59 1/2 may result in a 10% penalty tax. See "Federal Tax Considerations" for more details.

--------------------------------------------------------------------------------
                        TRANSFERS AMONG YOUR INVESTMENTS
--------------------------------------------------------------------------------

You may transfer your contract value among the subaccounts in which you are invested and your Fixed Interest Allocations at the end of the free look period until the annuity start date. We currently do not charge you for transfers made during a contract year, but reserve the right to charge $25 for each transfer after the twelfth transfer in a contract year. We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law. For example, we currently require that orders received via facsimile to effect transactions in subaccounts that invest in Profund portfolios be received at our Customer Service Center no later than 3 p.m. eastern time. We will apply a Market Value Adjustment to transfers from a Fixed Interest Allocation taken more than 30 days before its maturity date unless the transfer is made under the dollar cost averaging program.

Transfers will be based on values at the end of the business day in which the transfer request is received at our Customer Service Center. The minimum amount that you may transfer is $100 or, if less, your entire contract value held in a subaccount or a Fixed Interest Allocation.

To make a transfer, you must notify our Customer Service Center and all other administrative requirements must be met. Any transfer request received after 4:00 p.m. eastern time or the close of the New York Stock Exchange will be effected on the next business day. Separate Account NY-B and the Company will not be liable for following instructions communicated by telephone or other approved electronic means that we reasonably believe to be genuine. We require personal identifying information to process a request for transfer made over the telephone, over the internet or other approved electronic means.

TRANSFERS BY THIRD PARTIES

As a convenience to you, we currently allow you to give third parties the right to effect transfers on your behalf. However, when the third party makes transfers for many contract owners, the result can be simultaneous transfers involving large amounts of contract values. Such transfers can disrupt the orderly management of the investment portfolios available to the Contract, can result in higher costs to contract owners, and may not be compatible with the long term goals of contract owners. We require third parties making multiple, simultaneous or large volume transfers to execute a third party service agreement with us prior to executing such transfers. Therefore, we may at any time exercise our business judgment and limit or discontinue accepting transfers made by a third party. We will notify any third party whose transfers are limited or discontinued by telephone, facsimile or email according to our records, followed by a letter. These limits may be based on, among other criteria, the amount of the aggregate trade or the available investment options for which third parties may make trades on behalf of multiple contract owners. For example, we currently require that orders received via facsimile to effect transactions in subaccounts that invest in Profund portfolios be received at our Customer Service Center no later than 3 p.m. eastern time.

We may establish additional procedures or change existing procedures at any time in the exercise of our business judgment.

DOLLAR COST AVERAGING

You may elect to participate in our dollar cost averaging program if you have at least $1,200 of contract value in the (i) Limited Maturity Bond subaccount or the Liquid Asset subaccount, or (ii) a Fixed Interest Allocation with a 1-year guaranteed interest period. These subaccounts or Fixed Interest Allocation serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to other subaccounts selected by you. The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to other subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and less units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

You elect the dollar amount you want transferred under this program. Each monthly transfer must be at least $100. If your source account is the Limited Maturity Bond subaccount, the Liquid Asset subaccount or a 1-year Fixed Interest Allocation, the maximum amount that can be transferred each month is your contract value in such source account divided by 12. You may change the transfer amount once each contract year.

Transfers from a Fixed Interest Allocation under the dollar cost averaging program are not subject to a Market Value Adjustment. If you do not specify the subaccounts to which the dollar amount of the source account is to be transferred, we will transfer the money to the subaccounts in which you are invested on a proportional basis. The transfer date is the same day each month as your contract date. If, on any transfer date, your contract value in a source account is equal or less than the amount you have elected to have transferred, the entire amount will be transferred and the program will end. You may terminate the dollar cost averaging program at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next transfer date. A Fixed Interest Allocation may not participate in the dollar cost averaging program and in systematic withdrawals at the same time.

We may in the future offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program, or otherwise modify, suspend or terminate this program. Of course, such change will not affect any dollar cost averaging programs in operation at the time.

AUTOMATIC REBALANCING

If you have at least $10,000 of contract value invested in the subaccounts of Separate Account NY-B, you may elect to have your investments in the subaccounts automatically rebalanced. We will transfer funds under your Contract on a quarterly, semi-annual, or annual calendar basis among the subaccounts to maintain the investment blend of your selected subaccounts. The minimum size of any allocation must be in full percentage points. Rebalancing does not affect any amounts that you have allocated to the Fixed Account. The program may be used in conjunction with the systematic withdrawal option only if withdrawals are taken pro rata. Automatic rebalancing is not available if you participate in dollar cost averaging. Automatic rebalancing will not take place during the free look period. To participate in automatic rebalancing, send satisfactory notice to our Customer Service Center. We will begin the program on the last business day of the period in which we receive the notice. You may cancel the program at any time. The program will automatically terminate if you choose to reallocate your contract value among the subaccounts or if you make an additional premium payment or partial withdrawal on other than a pro rata basis. Additional premium payments and partial withdrawals effected on a pro rata basis will not cause the automatic rebalancing program to terminate.

--------------------------------------------------------------------------------
                              DEATH BENEFIT CHOICES
--------------------------------------------------------------------------------

DEATH BENEFIT DURING THE ACCUMULATION PHASE

During the accumulation phase, a death benefit is payable when either the annuitant (when a contract owner is not an individual), the contract owner or the first of joint owners dies. Assuming you are the contract owner, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the Contract. The death benefit value is calculated at the close of the business day on which we receive written notice and due proof of death, as well as any required paper work, at our Customer Service Center. If your beneficiary elects to delay receipt of the death benefit until a date after the time of death, the amount of the benefit payable in the future may be affected. The proceeds may be received in a single sum or applied to any of the annuity options. If we do not receive a request to apply the death benefit proceeds to an annuity option, we will make a single sum distribution. We will generally pay death benefit proceeds within 7 days after our Customer Service Center has received sufficient information to make the payment. For more information on required distributions under federal income tax laws, you should see "Required Distributions upon Contract Owner's Death." You may choose from the following 2 death benefit choices: (1) the Standard Death Benefit Option; and (2) the Annual Ratchet Enhanced Death Benefit Option. Once you choose a death benefit, it cannot be changed. We may in the future stop or suspend offering any of the enhanced death benefit options to new Contracts. A change in ownership of the Contract may affect the amount of the death benefit and the guaranteed death benefit.

     STANDARD DEATH BENEFIT. You will automatically receive the Standard Death Benefit unless you choose the Annual Ratchet Enhanced Death Benefit. The Standard Death Benefit under the Contract is the greatest of (i) your contract value; (ii) total premium payments less any withdrawals; and (iii) the cash surrender value.

     ANNUAL RATCHET ENHANCED DEATH BENEFIT. The Annual Ratchet Enhanced Death Benefit under the Contract is the greatest of (i) the contract value; (ii) total premium payments less any withdrawals; (iii) the cash surrender value; and (iv) the enhanced death benefit as calculated below.

  ------------------------------------------------------------------------
            HOW THE ENHANCED DEATH BENEFIT IS CALCULATED
            FOR THE ANNUAL RATCHET ENHANCED DEATH BENEFIT
  ------------------------------------------------------------------------
    On each contract anniversary that occurs on or before the contract owner turns age 80, we compare the prior enhanced death benefit to the contract value and select the larger amount as the new enhanced death benefit.
  ------------------------------------------------------------------------
    On all other days, the enhanced death benefit is the amount determined below. We first take the enhanced death benefit from the preceding day (which would be the initial premium if the valuation date is the contract date) and then we add additional premiums paid since the preceding day, then we subtract any withdrawals (including any Market Value Adjustment applied to such withdrawals) since the preceding day, then we subtract any associated surrender charges. That amount becomes the new enhanced death benefit.
  ------------------------------------------------------------------------

The Annual Ratchet Enhanced Death Benefit is available only at the time you purchase your Contract and only if the contract owner or annuitant (when the contract owner is other than an individual) is less than 80 years old at the time of purchase. The Annual Ratchet Enhanced Death Benefit may not be available where a Contract is held by joint owners.

DEATH BENEFIT DURING THE INCOME PHASE

If any contract owner or the annuitant dies after the annuity start date, the Company will pay the beneficiary any certain benefit remaining under the annuity in effect at the time.

REQUIRED DISTRIBUTIONS UPON CONTRACT OWNER'S DEATH

We will not allow any payment of benefits provided under the Contract which do not satisfy the requirements of Section 72(s) of the Code. If any contract owner of a non-qualified Contract dies before the annuity start date, the death benefit payable to the beneficiary will be distributed as follows: (a) the death benefit must be completely distributed within 5 years of the contract owner's date of death; or (b) the beneficiary may elect, within the 1-year period after the contract owner's date of death, to receive the death benefit in the form of an annuity from us, provided that (i) such annuity is distributed in substantially equal installments over the life of such beneficiary or over a period not extending beyond the life expectancy of such beneficiary; and (ii) such distributions begin not later than 1 year after the contract owner's date of death.

Notwithstanding (a) and (b) above, if the sole contract owner's beneficiary is the deceased owner's surviving spouse, then such spouse may elect to continue the Contract under the same terms as before the contract owner's death. Upon receipt of such election from the spouse at our Customer Service Center: (1) all rights of the spouse as contract owner's beneficiary under the Contract in effect prior to such election will cease; (2) the spouse will become the owner of the Contract and will also be treated as the contingent annuitant, if none has been named and only if the deceased owner was the annuitant; and (3) all rights and privileges granted by the Contract or allowed by ReliaStar of NY will belong to the spouse as contract owner of the Contract. This election will be deemed to have been made by the spouse if such spouse makes a premium payment to the Contract or fails to make a timely election as described in this paragraph. If the owner's beneficiary is a nonspouse, the distribution provisions described in subparagraphs (a) and (b) above, will apply even if the annuitant and/or contingent annuitant are alive at the time of the contract owner's death. If we do not receive an election from a nonspouse owner's beneficiary within the 1-year period after the contract owner's date of death, then we will pay the death benefit to the owner's beneficiary in a cash payment within five years from date of death. We will determine the death benefit as of the date we receive proof of death. We will make payment of the proceeds on or before the end of the 5-year period starting on the owner's date of death. Such cash payment will be in full settlement of all our liability under the Contract.

If the contract owner dies after the annuity start date, we will continue to distribute any benefit payable at least as rapidly as under the annuity option then in effect. All of the contract owner's rights granted under the Contract or allowed by us will pass to the contract owner's beneficiary.

If the Contract has joint owners we will consider the date of death of the first joint owner as the death of the contract owner and the surviving joint owner will become the contract owner of the Contract.

--------------------------------------------------------------------------------
                                CHARGES AND FEES
--------------------------------------------------------------------------------

We deduct the Contract charges described below to compensate us for our costs and expenses, services provided and risks assumed under the Contracts. We incur certain costs and expenses for distributing and administrating the Contracts, including compensation and expenses paid in connection with sales of the Contracts, for paying the benefits payable under the Contracts and for bearing various risks associated with the Contracts. The amount of a Contract charge will not always correspond to the actual costs associated with the charge. For example, the surrender charge collected may not fully cover all of the distribution expenses incurred by us with the service or benefits provided. In the event there are any profits from fees and charges deducted under the Contract, including the mortality and expense risk charge, we may use such profits to finance the distribution of Contracts.

CHARGE DEDUCTION SUBACCOUNT

You may elect to have all charges against your contract value deducted directly from a single subaccount designated by the Company. Currently we use the Liquid Asset subaccount for this purpose. If you do not elect this option, or if the amount of the charges is greater than the amount in the designated subaccount, the charges will be deducted as discussed below. You may cancel this option at any time by sending satisfactory notice to our Customer Service Center.

CHARGES DEDUCTED FROM THE CONTRACT VALUE We deduct the following charges from your contract value:

     SURRENDER CHARGE. We will deduct a contingent deferred sales charge (a "surrender charge") if you surrender your Contract or if you take a withdrawal in excess of the Free Withdrawal Amount during the 7-year period from the date we receive and accept a premium payment. The surrender charge is based on a percentage of each premium payment withdrawn. This charge is intended to cover sales expenses that we have incurred. We may in the future reduce or waive the surrender charge in certain situations and will never charge more than the maximum surrender charges. The percentage of premium payments deducted at the time of surrender or excess withdrawal depends on the number of complete years that have elapsed since that premium payment was made. We determine the surrender charge as a percentage of each premium payment withdrawn as follows:


    COMPLETE YEARS ELAPSED        0     1     2     3     4     5     6     7+
        SINCE PREMIUM PAYMENT

    SURRENDER CHARGE              7%    6%    5%    4%    3%    2%    1%     0%


     FREE WITHDRAWAL AMOUNT. The Free Withdrawal Amount in any contract year is 15% of your contract value on the date of withdrawal less any withdrawals during that contract year.

     SURRENDER CHARGE FOR EXCESS WITHDRAWALS. We will deduct a surrender charge for excess withdrawals. We consider a withdrawal to be an "excess withdrawal" when the amount you withdraw in any contract year exceeds the Free Withdrawal Amount. Where you are receiving systematic withdrawals, any combination of regular withdrawals taken and any systematic withdrawals expected to be received in a contract year will be included in determining the amount of the excess withdrawal. Such a withdrawal will be considered a partial surrender of the Contract and we will impose a surrender charge and any associated premium tax. We will deduct such charges from the contract value in proportion to the contract value in each subaccount or Fixed Interest Allocation from which the excess withdrawal was taken. In instances where the excess withdrawal equals the entire contract value in such subaccounts or Fixed Interest Allocations, we will deduct charges proportionately from all other subaccounts and Fixed Interest Allocations in which you are invested. ANY WITHDRAWAL FROM A FIXED INTEREST ALLOCATION MORE THAN 30 DAYS BEFORE ITS MATURITY DATE WILL TRIGGER A MARKET VALUE ADJUSTMENT.

For the purpose of calculating the surrender charge for an excess withdrawal: a) we treat premiums as being withdrawn on a first-in, first-out basis; and b) amounts withdrawn which are not considered an excess withdrawal are not considered a withdrawal of any premium payments. We have included an example of how this works in Appendix C. Although we treat premium payments as being withdrawn before earnings for purpose of calculating the surrender charge for excess withdrawals, the federal tax law treats earnings as withdrawn first.

     PREMIUM TAXES. We may make a charge for state and local premium taxes depending on your state of residence. The tax can range from 0% to 3.5% of the premium payment. We have the right to change this amount to conform with changes in the law or if you change your state of residence.

We deduct the premium tax from your contract value on the annuity start date. However, some jurisdictions impose a premium tax at the time the initial and additional premiums are paid, regardless of when the annuity payments begin. In those states we may defer collection of the premium taxes from your contract value and deduct it when you surrender the Contract, when you take an excess withdrawal or on the annuity start date.

     ADMINISTRATIVE CHARGE. We deduct the annual administrative charge on each Contract anniversary, or if you surrender your Contract prior to a Contract anniversary, at the time we determine the cash surrender value payable to you. The amount deducted is $30 per Contract. This charge is waived if your contract value is $100,000 or more at the end of a contract year or the total of your premium payments is $100,000 or more or under other conditions established by ReliaStar of NY. We deduct the charge proportionately from all subaccounts in which you are invested. If there is no contract value in those subaccounts, we will deduct the charge from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until the charge has been paid.

     TRANSFER CHARGE. We currently do not deduct any charges for transfers made during a contract year. We have the right, however, to assess up to $25 for each transfer after the twelfth transfer in a contract year. If such a charge is assessed, we would deduct the charge from the subaccounts and the Fixed Interest Allocations from which each such transfer is made in proportion to the amount being transferred from each such subaccount and Fixed Interest Allocation unless you have chosen to have all charges deducted from a single subaccount. The charge will not apply to any transfers due to the election of dollar cost averaging, automatic rebalancing and transfers we make to and from any subaccount specially designated by the Company for such purpose.

CHARGES DEDUCTED FROM THE SUBACCOUNTS

     MORTALITY AND EXPENSE RISK CHARGE. The mortality and expense risk charge is deducted each business day. The amount of the mortality and expense charge depends on the death benefit you have elected. If you have elected the Standard Death Benefit, the charge, on an annual basis, is equal to 1.10% of the assets you have in each subaccount. The charge is deducted on each business day at the rate of .003030% for each day since the previous business day. If you have elected the Annual Ratchet Enhanced Death Benefit, the charge, on an annual basis, is equal to 1.25% of the assets you have in each subaccount. The charge is deducted each business day at the rate of .003446% for each day since the previous business day.

     ASSET-BASED ADMINISTRATIVE CHARGE. The amount of the asset-based administrative charge, on an annual basis, is equal to 0.15% of the assets you have in each subaccount. The charge is deducted on each business day at the rate of .000411% for each day since the previous business day. The charge is deducted daily from your assets in each subaccount in order to compensate ReliaStar of NY for a portion of the administrative expenses under the Contract.

TRUST AND FUND EXPENSES

Each portfolio deducts portfolio management fees and charges from the amounts you have invested in the portfolios. In addition, certain portfolios deduct a service fee, which is used to compensate service providers for administrative and contract owner services provided on behalf of the portfolios, and certain portfolios deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of shares of the applicable portfolio. Based on actual portfolio experience in 2001, together with estimated costs for new portfolios, total estimated portfolio fees and charges for 2002 range from 0.54% to 2.54%. See "Fees and Expenses" in this prospectus. Additionally, we may receive compensation from the investment advisers, administrators, distributors of the portfolios in connection with administrative, distribution, or other services and cost savings experienced by the investment advisers, administrators or distributors. It is anticipated that such compensation will be based on assets of the particular portfolios attributable to the Contract. Some advisers, administrators or distributors may pay us more than others.

--------------------------------------------------------------------------------
                               THE ANNUITY OPTIONS
--------------------------------------------------------------------------------

ANNUITIZATION OF YOUR CONTRACT

If the annuitant and contract owner are living on the annuity start date, we will begin making payments to the contract owner under an income plan. We will make these payments under the annuity option you chose. You may change the annuity option by making a written request to us at least 30 days before the annuity start date. The amount of the payments will be determined by applying your contract value adjusted for any applicable Market Value Adjustment on the annuity start date in accordance with the annuity option you chose.

You may also elect an annuity option on surrender of the Contract for its cash surrender value or you may choose one or more annuity options for the payment of death benefit proceeds while it is in effect and before the annuity start date. If, at the time of the contract owner's death or the annuitant's death (if the contract owner is not an individual), no option has been chosen for paying death benefit proceeds, the beneficiary may choose an annuity option within 60 days. In all events, payments of death benefit proceeds must comply with the distribution requirements of applicable federal tax law.

The minimum monthly annuity income payment that we will make is $20. We may require that a single sum payment be made if the contract value is less than $2,000 or if the calculated monthly annuity income payment is less than $20. For each annuity option we will issue a separate written agreement putting the annuity option into effect. Before we pay any annuity benefits, we require the return of your Contract. If your Contract has been lost, we will require that you complete and return the applicable lost Contract form. Various factors will affect the level of annuity benefits, such as the annuity option chosen, the applicable payment rate used and the investment performance of the portfolios and interest credited to the Fixed Interest Allocations.

Our current annuity options provide only for fixed payments. Fixed annuity payments are regular payments, the amount of which is fixed and guaranteed by us. Some fixed annuity options provide fixed payments either for a specified period of time or for the life of the annuitant. The amount of life income payments will depend on the form and duration of payments you chose, the age of the annuitant or beneficiary (and gender, where appropriate), the total contract value applied to purchase a Fixed Interest Allocation, and the applicable payment rate.

Our approval is needed for any option where:

     (1) The person named to receive payment is other than the contract owner or beneficiary;

     (2)  The person named is not a natural person, such as a corporation; or

     (3) Any income payment would be less than the minimum annuity income payment allowed.

SELECTING THE ANNUITY START DATE

You select the annuity start date, which is the date on which the annuity payments commence. The annuity start date must be at least 5 years from the contract date but before the month immediately following the annuitant's 90th birthday. If, on the annuity start date, a surrender charge remains, the elected annuity option must include a period certain of at least 5 years.

If you do not select an annuity start date, it will automatically begin in the month following the annuitant's 90th birthday. If the annuity start date occurs when the annuitant is at an advanced age, such as over age 85, it is possible that the Contract will not be considered an annuity for federal tax purposes. For more information, see "Federal Tax Considerations" and the SAI. For a Contract purchased in connection with a qualified plan, other than a Roth IRA, distributions must commence not later than April 1st of the calendar year following the calendar year in which you reach age 70 1/2 or, in some cases, retire. Distributions may be made through annuitization or withdrawals. You should consult a tax adviser for tax advice before investing.

FREQUENCY OF ANNUITY PAYMENTS

You choose the frequency of the annuity payments. They may be monthly, quarterly, semi-annually or annually. If we do not receive written notice from you, we will make the payments monthly. There may be certain restrictions on minimum payments that we will allow.

THE ANNUITY OPTIONS

We offer the 4 annuity options shown below. Payments under Options 1, 2 and 3 are fixed. Payments under Option 4 may be fixed or variable, although only fixed are currently available. For a fixed annuity option, the contract value in the subaccounts is transferred to the Company's general account.

     OPTION 1. INCOME FOR A FIXED PERIOD. Under this option, we make monthly payments in equal installments for a fixed number of years based on the contract value on the annuity start date. We guarantee that each monthly payment will be at least the amount stated in your Contract. If you prefer, you may request that payments be made in annual, semi-annual or quarterly installments. We will provide you with illustrations if you ask for them. If the cash surrender value or contract value is applied under this option, a 10% penalty tax may apply to the taxable portion of each income payment until the contract owner reaches age 59 1/2.

     OPTION 2. INCOME FOR LIFE WITH A PERIOD CERTAIN. Under this option, we make payments for the life of the annuitant in equal monthly installments and guarantee the income for at least a period certain such as 10 or 20 years. Other periods certain may be available to you on request. You may choose a refund period instead. Under this arrangement, income is guaranteed until payments equal the amount applied. If the person named lives beyond the guaranteed period, we will continue making payments until his or her death. We guarantee that each payment will be at least the amount specified in the Contract corresponding to the person's age on his or her last birthday before the annuity start date. Amounts for ages not shown in the Contract are available if you ask for them.

     OPTION 3. JOINT LIFE INCOME. This option is available when there are 2 persons named to determine annuity payments. At least one of the persons named must be either the contract owner or beneficiary of the Contract. We guarantee monthly payments will be made as long as at least one of the named persons is living. There is no minimum number of payments. Monthly payment amounts are available if you ask for them.

     OPTION 4. ANNUITY PLAN. Under this option, your contract value can be applied to any other annuitization plan that we choose to offer on the annuity start date. Annuity payments under Option 4 may be fixed or variable. If variable and subject to the 1940 Act, it will comply with the requirements of such Act.

PAYMENT WHEN NAMED PERSON DIES

When the person named to receive payment dies, we will pay any amounts still due as provided in the annuity agreement between you and ReliaStar of NY. The amounts we will pay are determined as follows:

     (1) For Option 1, or any remaining guaranteed payments under Option 2, we will continue payments. Under Options 1 and 2, the discounted values of the remaining guaranteed payments may be paid in a single sum. This means we deduct the amount of the interest each remaining guaranteed payment would have earned had it not been paid out early. The discount interest rate is never less than 3% for Option 1 and 3.50% for Option 2 per year. We will, however, base the discount interest rate on the interest rate used to calculate the payments for Options 1 and 2 if such payments were not based on the tables in the Contract.

     (2) For Option 3, no amounts are payable after both named persons have died.

     (3) For Option 4, the annuity option agreement will state the amount we will pay, if any.

--------------------------------------------------------------------------------
                            OTHER CONTRACT PROVISIONS
--------------------------------------------------------------------------------

REPORTS TO CONTRACT OWNERS

We will send you a quarterly report within 31 days after the end of each calendar quarter. The report will show the contract value, cash surrender value, and the death benefit as of the end of the calendar quarter. The report will also show the allocation of your contract value and reflects the amounts deducted from or added to the contract value since the last report. You have 30 days to notify our Customer Service Center of any errors or discrepancies in the report or in any confirmation notices. We will also send you copies of any shareholder reports of the investment portfolios in which Separate Account NY-B invests, as well as any other reports, notices or documents we are required by law to furnish to you.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange is closed; (2) when trading on the New York Stock Exchange is restricted; (3) when an emergency exists as determined by the SEC so that the sale of securities held in Separate Account NY-B may not reasonably occur or so that the Company may not reasonably determine the value of Separate Account NY-B's net assets; or
(4) during any other period when the SEC so permits for the protection of security holders. We have the right to delay payment of amounts from a Fixed Interest Allocation for up to 6 months.

IN CASE OF ERRORS IN YOUR APPLICATION

If an age or gender given in the application or enrollment form is misstated, the amounts payable or benefits provided by the Contract shall be those that the premium payment would have bought at the correct age or gender.

ASSIGNING THE CONTRACT AS COLLATERAL

You may assign a non-qualified Contract as collateral security for a loan but you should understand that your rights and any beneficiary's rights may be subject to the terms of the assignment. An assignment may have federal tax consequences. You should consult a tax adviser for tax advice. You must give us satisfactory written notice at our Customer Service Center in order to make or release an assignment. We are not responsible for the validity of any assignment.

CONTRACT CHANGES -- APPLICABLE TAX LAW

We have the right to make changes in the Contract to continue to qualify the Contract as an annuity under applicable tax law. You will be given advance notice of such changes.

FREE LOOK

You may cancel your Contract within your 10-day free look period. We deem the free look period to expire 15 days after we mail the Contract to you. To cancel, you need to send your Contract to our Customer Service Center or to the agent from whom you purchased it. We will refund the contract value. For purposes of the refund during the free look period, we include a refund of any charges deducted from your contract value. Because of the market risks associated with investing in the portfolios, the contract value returned may be greater or less than the premium payment you paid. We may, in our discretion, require that premiums designated for investment in the subaccounts as well as premiums designated for a Fixed Interest Allocation be allocated to the specially designated subaccount during the free look period. Your Contract is void as of the day we receive your Contract and cancellation request in good order. We determine your contract value at the close of business on the day we void your contract. If you keep your Contract after the free look period and the investment is allocated to a subaccount specially designated by the Company, we will put your money in the subaccount(s) chosen by you, based on the accumulation unit value next computed for each subaccount, and/or in the Fixed Interest Allocation chosen by you.

SPECIAL ARRANGEMENTS

We may reduce or waive any Contract, rider, or benefit fees or charges for certain group or sponsored arrangements, under special programs, and for certain employees, agents, and related persons of our parent corporation and its affiliates. We reduce or waive these items based on expected economies, and the variations are based on differences in costs or services.

SELLING THE CONTRACT

Our affiliate Directed Services, Inc. ("DSI"), 1475 Dunwoody Dr., West Chester, PA 19380 is the principal underwriter and distributor of the Contract as well as for other Golden American contracts. DSI, a New York corporation, is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

DSI does not retain any commissions or compensation paid to it by Golden American for Contract sales. DSI enters into selling agreements with affiliated and unaffiliated broker-dealers to sell the Contracts through their registered representatives who are licensed to sell securities and variable insurance products. Selling firms are also registered with the SEC and NASD member firms.

DSI pays selling firms for Contract sales according to one or more schedules. This compensation is generally based on a percentage of premium payments. Selling firms may receive commissions of up to 8.0% of premium payments. In addition, selling firms may receive ongoing annual compensation of up to 0.25% of all, or a portion, of values of Contracts sold through the firm. Individual representatives may receive all or a portion of compensation paid to their selling firm, depending on their firm's practices. Commissions and annual compensation, when combined, could exceed 8.0% of total premium payments.

DSI may also compensate wholesalers/distributors, and their sales management personnel, for Contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of premium payments, and/or a percentage of Contract values.

Affiliated selling firms may include Aeltus Capital, Inc., Aetna Investment Services, LLC, BancWest Investment Services, Inc., Baring Investment Services, Inc., Compulife Investor Services, Inc., Financial Network Investment Corporation, Financial Northeastern Corporation, Granite Investment Services, Inc.Guaranty Brokerage Services, Inc., IFG Network Securities, Inc., ING America Equities, Inc., ING Barings Corp., [ING Brokers Network, LLC], ING Direct Funds Limited, ING DIRECT Securities, Inc., ING Furman Selz Financial Services LLC, ING Funds Distributor, Inc., ING TT&S (U.S.) Securities, Inc., Investors Financial Group, Inc., Locust Street Securities, Inc., Multi-Financial Securities Corporation, PrimeVest Financial Services, Inc., Systematized Benefits Administrators, Inc., United Variable Services, Inc., VESTAX Securities Corporation, and Washington Square Securities, Inc. We may also make additional payments to broker dealers for marketing and educational expenses and to reimburse certain expenses of registered representatives relating to sales of Contracts. We do not pay any additional compensation on the sale or exercise of any of the Contract's optional benefit riders

--------------------------------------------------------------------------------
                                OTHER INFORMATION
--------------------------------------------------------------------------------

VOTING RIGHTS

We will vote the shares of a Trust owned by Separate Account NY-B according to your instructions. However, if the 1940 Act or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a Trust in our own right, we may decide to do so. We determine the number of shares that you have in a subaccount by dividing the Contract's contract value in that subaccount by the net asset value of one share of the portfolio in which a subaccount invests. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a Trust shareholder meeting. We will ask you for voting instructions by mail at least 10 days before the meeting. If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all contracts in that subaccount. We will also vote shares we hold in Separate Account NY-B which are not attributable to contract owners in the same proportion.

STATE REGULATION

We are regulated by the Insurance Department of the State of New York. We are also subject to the insurance laws and regulations of all jurisdictions where we do business. The variable Contract offered by this prospectus has been approved where required by those jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the Insurance Departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

LEGAL PROCEEDINGS

The Company and its parent, like other insurance companies, may be involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. We believe that currently there are no pending or threatened lawsuits that are reasonably likely to have a materially adverse impact on the Company or Separate Account NY-B.

LEGAL MATTERS

The legal validity of the Contracts was passed on by Linda E. Senker, Esquire, counsel to ReliaStar of NY.

EXPERTS

The audited balance sheets of ReliaStar of NY as of December 31, 2001 and 2000 and the related statements of income, shareholder's equity, and cash flows for the year ended December 31, 2001 and for the periods from September 1, 2000 to December 31, 2000 and January 1, 2000 to August 31, 2000, and the audited financial statements of Separate Account NY-B at December 31, 2001 and for the periods indicated therein, appearing in this prospectus or in the SAI and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their respective reports thereon and are included or incorporated by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

The statements of income, shareholder's equity and comprehensive income, and cash flows for the year ended December 31, 1999 of ReliaStar of NY, appearing in this prospectus or in the SAI and Registration Statement, have been audited by Deloitte and Touche LLP, independent auditors, as set forth in their respective report thereon, and is included or incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
                           FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------

The following summary provides a general description of the federal income tax considerations associated with this Contract and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. You should consult your counsel or other competent tax advisers for more complete information. This discussion is based upon our understanding of the present federal income tax laws. We do not make any representations as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the IRS.

TYPES OF CONTRACTS:  NON-QUALIFIED OR QUALIFIED

The Contract may be purchased on a non-tax-qualified basis or purchased on a tax-qualified basis. Qualified Contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans that are intended to qualify as plans entitled to special income tax treatment under Sections 401(a), 403(b), 408, or 408A of the Code. The ultimate effect of federal income taxes on the amounts held under a Contract, or annuity payments, depends on the type of retirement plan, on the tax and employment status of the individual concerned, and on our tax status. In addition, certain requirements must be satisfied in purchasing a qualified Contract with proceeds from a tax-qualified plan and receiving distributions from a qualified Contract in order to continue receiving favorable tax treatment. Some retirement plans are subject to distribution and other requirements that are not incorporated into our Contract administration procedures. Contract owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a Contract for your particular situation. The following discussion assumes that qualified Contracts are purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment.

TAX STATUS OF THE CONTRACTS

     DIVERSIFICATION REQUIREMENTS. The Code requires that the investments of a variable account be "adequately diversified" in order for non-qualified Contracts to be treated as annuity contracts for federal income tax purposes. It is intended that Separate Account NY-B, through the subaccounts, will satisfy these diversification requirements.

     INVESTOR CONTROL. In certain circumstances, owners of variable annuity contracts have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Contracts, such as the flexibility of a contract owner to allocate premium payments and transfer contract values, have not been explicitly addressed in published rulings. While we believe that the Contracts do not give contract owners investment control over Separate Account NY-B assets, we reserve the right to modify the Contracts as necessary to prevent a contract owner from being treated as the owner of the Separate Account NY-B assets supporting the Contract.

     REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for federal income tax purposes, the Code requires any non-qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death. The non-qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise. See "Death Benefit Choices" for additional information on required distributions from non-qualified contracts.

Other rules may apply to Qualified Contracts.

The following discussion assumes that the Contracts will qualify as annuity contracts for federal income tax purposes.

TAX TREATMENT OF ANNUITIES

     IN GENERAL. We believe that if you are a natural person you will generally not be taxed on increases in the value of a Contract until a distribution occurs or until annuity payments begin. (For these purposes, the agreement to assign or pledge any portion of the contract value, and, in the case of a qualified Contract, any portion of an interest in the qualified plan, generally will be treated as a distribution.)

TAXATION OF NON-QUALIFIED CONTRACTS

     NON-NATURAL PERSON. The owner of any annuity contract who is not a natural person generally must include in income any increase in the excess of the contract value over the "investment in the contract" (generally, the premiums or other consideration you paid for the contract less any non-taxable withdrawals) during the taxable year. There are some exceptions to this rule and a prospective contract owner that is not a natural person may wish to discuss these with a tax adviser. The following discussion generally applies to Contracts owned by natural persons.

     WITHDRAWALS. When a withdrawal from a non-qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the Contract at that time. The tax treatment of market value adjustments is uncertain. You should consult a tax adviser if you are considering taking a withdrawal from your Contract in circumstances where a market value adjustment would apply. In the case of a surrender under a non-qualified Contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the Contract.

         SEPARATE ACCOUNT CHARGES. It is possible that the Internal Revenue Service may take a position that charges for certain optional benefits and riders are deemed to be taxable distributions to you. In particular, the Internal Revenue Service may treat the quarterly charges deducted for the earnings multiplier benefit rider as taxable withdrawals, which might also be subject to a tax penalty if the withdrawal occurs before you reach age 59 1/2. Although we do not believe that the charges we deduct for the earnings multiplier benefit rider or any other optional benefit or rider provided under the Contract should be treated as taxable withdrawals, you should consult your tax advisor prior to selecting any optional benefit or rider under the Contract.

     PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution from a non-qualified Contract, there may be imposed a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

     o    made on or after the taxpayer reaches age 59 1/2;

     o    made on or after the death of a contract owner;

     o    attributable to the taxpayer's becoming disabled; or

     o made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

     ANNUITY PAYMENTS. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

     TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payment option, they are taxed in the same way as annuity payments.

     TRANSFERS, ASSIGNMENTS, EXCHANGES AND ANNUITY DATES OF A CONTRACT. A transfer or assignment of ownership of a Contract, the designation of an annuitant or payee other than the owner, the selection of certain dates for commencement of the annuity phase, or the exchange of a Contract may result in certain tax consequences to you that are not discussed herein. A contract owner contemplating any such transfer, assignment, designation or exchange, should consult a tax adviser as to the tax consequences.

     WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

     MULTIPLE CONTRACTS. All non-qualified deferred annuity contracts that are issued by us (or our affiliates) to the same contract owner during any calendar year are treated as one non-qualified deferred annuity contract for purposes of determining the amount includible in such contract owner's income when a taxable distribution occurs.

TAXATION OF QUALIFIED CONTRACTS

The Contracts are designed for use with several types of qualified plans. The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from: contributions in excess of specified limits; distributions before age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Therefore, no attempt is made to provide more than general information about the use of the Contracts with the various types of qualified retirement plans. Contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under these qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract, but we shall not be bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless the Company consents.

         DISTRIBUTIONS. Annuity payments are generally taxed in the same manner as under a non-qualified Contract. When a withdrawal from a qualified Contract occurs, a pro rata portion of the amount received is taxable, generally based on the ratio of the contract owner's investment in the Contract (generally, the premiums or other consideration paid for the Contract) to the participant's total accrued benefit balance under the retirement plan. For qualified Contracts, the investment in the Contract can be zero. For Roth IRAs, distributions are generally not taxed, except as described below. For qualified plans under Section 401(a) and 403(b), the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the contract owner (or plan participant)
(i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5 percent owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the contract owner (or plan participant) reaches age 70 1/2. For IRAs described in Section 408, distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the contract owner (or plan participant) reaches age 70 1/2. Roth IRAs under Section 408A do not require distributions at any time before the contract owner's death.

         WITHHOLDING. Distributions from certain qualified plans generally are subject to withholding for the contract owner's federal income tax liability. The withholding rates vary according to the type of distribution and the contract owner's tax status. The contract owner may be provided the opportunity to elect not to have tax withheld from distributions. "Eligible rollover distributions" from section 401(a) plans and section 403(b) tax-sheltered annuities are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution from such a plan, except certain distributions that are required by the Code, distributions in a specified annuity form or hardship distributions. The 20% withholding does not apply, however, if the contract owner chooses a "direct rollover" from the plan to another tax-qualified plan or IRA.

Brief descriptions of the various types of qualified retirement plans in connection with a Contract follow. We will endorse the Contract as necessary to conform it to the requirements of such plan.

CORPORATE AND SELF-EMPLOYED PENSION AND PROFIT SHARING PLANS

Section 401(a) of the Code permits corporate employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchaser of the Contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant, or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits before transfer of the Contract. Employers intending to use the Contract with such plans should seek competent advice.

INDIVIDUAL RETIREMENT ANNUITIES

Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." These IRAs are subject to limits on the amount that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Also, distributions from certain other types of qualified retirement plans may be "rolled over" or transferred on a tax-deferred basis into an IRA. There are significant restrictions on rollover or transfer contributions from Savings Incentive Match Plans (SIMPLE), under which certain employers may provide contributions to IRAs on behalf of their employees, subject to special restrictions. Employers may establish Simplified Employee Pension (SEP) Plans to provide IRA contributions on behalf of their employees. Sales of the Contract for use with IRAs may be subject to special requirements of the IRS. IRA's generally may not invest in life insurance contracts. We do not believe a death benefit under an annuity contract that is equal to the greater of premiums paid (less withdrawals) or contact value will be treated as life insurance. However, the enhanced death benefits under this Contract may exceed the greater of premiums paid (less withdrawals) and contract value. We have previously received IRS approval of the form of the Contract, including the enhanced death benefit feature, for use as an IRA. Although we regard the enhanced death benefit options as investment protection features that should not have an adverse tax effect, it is possible that the IRS could take a contrary position regarding tax qualification, which could result in the immediate taxation of amounts held in the Contract and the imposition of penalty taxes. YOU SHOULD CONSULT YOUR TAX ADVISOR IF YOU ARE CONSIDERING ADDING AN ENHANCED DEATH BENEFIT TO YOUR CONTRACT IF IT IS AN IRA.

ROTH IRA

Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA, which are subject to certain limits on the amount of the contribution and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax, and other special rules may apply. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty may apply to amounts attributable to a conversion from an IRA to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

TAX SHELTERED ANNUITIES

Section 403(b) of the Code allows employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a Contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (Social Security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, separation from service, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

TAX CONSEQUENCES OF ENHANCED DEATH BENEFIT

THE CONTRACT INCLUDES AN ENHANCED DEATH BENEFIT THAT IN SOME CASES MAY EXCEED THE GREATER OF THE PREMIUM PAYMENTS OR THE CONTRACT VALUE. THE IRS HAS NOT RULED WHETHER AN ENHANCED DEATH BENEFIT COULD BE CHARACTERIZED AS AN INCIDENTAL BENEFIT, THE AMOUNT OF WHICH IS LIMITED IN ANY CODE SECTION 401(A) PENSION OR PROFIT-SHARING PLAN OR CODE SECTION 403(B) TAX-SHELTERED ANNUITY. EMPLOYERS USING THE CONTRACT MAY WANT TO CONSULT THEIR TAX ADVISER REGARDING SUCH LIMITATION. FURTHER, THE IRS HAS NOT ADDRESSED IN A RULING OF GENERAL APPLICABILITY WHETHER A DEATH BENEFIT PROVISION SUCH AS THE ENHANCED DEATH BENEFIT PROVISION IN THE CONTRACT COMPORTS WITH IRA OR ROTH IRA QUALIFICATION REQUIREMENTS. A TAX ADVISER SHOULD BE CONSULTED.

OTHER TAX CONSEQUENCES

As noted above, the foregoing comments about the federal tax consequences under the Contracts are not exhaustive, and special rules are provided with respect to other tax situations not discussed in this prospectus. Further, the federal income tax consequences discussed herein reflect our understanding of current law, and the law may change. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each contract owner or recipient of the distribution. A competent tax adviser should be consulted for further information.

POSSIBLE CHANGES IN TAXATION

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the Contract.

--------------------------------------------------------------------------------
       MORE INFORMATION ABOUT RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA
The following selected financial data prepared in accordance with generally accepted accounting principles ("GAAP") for ReliaStar Life Insurance Company of New York ("the Company") should be read in conjunction with the financial statements, and notes thereto included in this filing.

All outstanding shares of the Company are owned by Security-Connecticut Life Insurance Company (Security-Connecticut), a Minnesota domiciled insurance company. Security-Connecticut is a wholly owned subsidiary of ReliaStar Life Insurance Company (ReliaStar Life); a Minnesota domiciled insurance company. ReliaStar Life is a wholly owned subsidiary of ReliaStar Financial Corp. (ReliaStar Financial), a holding and management company domiciled in Delaware. ReliaStar's ultimate parent is ING Groep, N.V. (ING), a global financial services company based in Amsterdam, Netherlands. ING acquired ReliaStar Financial on September 1, 2000. For accounting purposes, the acquisition was accounted for using the purchase method. The application of the purchase method, included the recognition of goodwill, is "pushed down" and reflected on the financial statements of ReliaStar's subsidiaries, including the Company. The purchase price was allocated to assets and liabilities based on their respective fair values. This revaluation resulted in a net decrease to assets before allocation of goodwill. Goodwill was established for the excess of the purchase price over the fair value of the net assets.

The GAAP financial data presented below for the period after August 31, 2000, is presented on the Post acquisition new basis of accounting, while the financial statements for August 31, 2000 and prior periods are presented on the Pre acquisition historical cost basis of accounting. Unaudited pro forma net income of the Company for the period from January 1, 2000 to August 31, 2000 and for the year ended December 31, 1999, assuming that the acquisition of the Company occurred at the beginning of each period, would have been approximately $8.5 million and $18.3 million respectively. The pro forma adjustments, which do not affect revenues, reflect primarily goodwill amortization.

                       SELECTED GAAP BASIS FINANCIAL DATA
                                  (IN MILLIONS)

                                                  POST ACQUISITION                              PRE ACQUISITION
--------------------------------------------------------------------------------------------------------------------------------
                                                                 For the Period        For the Period
                                           For the Year         September 1, 2000      January 1, 2000          For the Year
                                               Ended                 Through               Through                  Ended
                                         December 31, 2001      December 31, 2000      August 31, 2000        December 31, 1999
--------------------------------------------------------------------------------------------------------------------------------
Premiums.......................           $         60.2         $         19.8        $         28.1          $        42.8
Net Income before Federal
 Income Tax                               $         51.9         $         14.4        $         34.8          $        61.8
Net Income ....................           $         25.8         $          7.0        $         22.8          $        39.8
Total Assets ..................           $      3,487.9         $      3,535.7        $      2,906.8          $     2,932.0
Total Liabilities .............           $      2,275.2         $      2,327.9        $      2,449.4          $     2,490.4
Total Stockholder's Equity ....           $      1,212.7         $      1,207.8        $        457.4          $       441.6

The following selected financial data was prepared on the basis of statutory accounting practices ("SAP"), which have been prescribed by the Department of Insurance of the State of New York and the National Association of Insurance Commissioners. These practices differ in certain respects from GAAP. The selected financial data should be read in conjunction with the financial statements and notes thereto included in this Filing.


                        SELECTED STATUTORY FINANCIAL DATA
                                  (IN MILLIONS)


                                         For the Year         For the Year         For the Year
                                            Ended                 Ended                Ended
                                      December 31, 2001      December 31, 2000   December 31, 1999
--------------------------------------------------------------------------------------------------------
Premiums and Annuity Considerations       $     197              $     190            $    199
Net Income before Federal Income Tax      $      33              $      32            $     50
Net Income                                $      11              $       6            $     31
Total Assets                              $   2,439              $   2,499            $  2,678
Total Liabilities                         $   2,225              $   2,277            $  2,456
Total Capital and Surplus                 $     215              $     222            $    222



BUSINESS ENVIRONMENT The current business and regulatory environment presents many challenges to the insurance industry. The competitive environment remains intense. Increasing competition from traditional insurance carriers as well as banks and mutual fund companies offers consumers many choices. Overall demand for insurance products remains somewhat strong for several reasons. An aging U.
S. population that is increasingly concerned about retirement, estate planning, and maintaining their standard of living in retirement; and potential reductions in government and employer-provided benefits at retirement, as well as lower public confidence in the adequacy of those benefits. The effects of the stock market decline in 2000 and 2001, a low interest rate environment, increasing unemployment, and the effects of September 11, 2001 have tempered the overall demand. Through December 31, 2001, sales of the Companies products, with the exception of retirement plans are higher when compared with December 31, 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS The purpose of this section is to discuss and analyze the Company's results of operations. In addition, some analysis and information regarding the Company's financial condition and liquidity and capital resources is provided. This analysis should be read jointly with the financial statements, related notes, and the Cautionary Statement Regarding Forward Looking Statements, which appear elsewhere in this report.

                              RESULTS OF OPERATIONS

PREMIUMS. The Company reported premiums of $60.2 million for the year ended December 31, 2001, and $47.9 million for the year ended December 31, 2000 and $42.8 million for the year ended December 31, 1999.The increase in the year ended December 31, 2001 premiums is due to a 23% increase in sales over the year ended December 31, 2000.

For the Company's contracts, approximately 68% of the premiums collected are not reported as revenues, but as deposits to insurance liabilities. The remaining contracts are traditional life, group and annuity premiums. Life insurance premiums and immediate annuity premiums are recognized as premium revenue when due. Group insurance premiums are recognized as premium revenue over the period to which the premiums relate.

REVENUES. The three largest components of revenue are premiums (discussed above), net investment income, and policy and contract charges. Net investment income was $142.3 million for the year ended December 31, 2001, $146.0 million for the year ended December 31, 2000, and $149.7 million as of December 31, 1999. Product charges totaled $90.4 million for the year ended December 31, 2001, $95.1 million in 2000 and $100.7 million in 1999. The product charges have decreased each year due to a decline of annuity business.

EXPENSES. The Company reported total insurance benefits and expenses of $259.2 million for the year ended December 31, 2001, $249.2 million for the year ended December 31, 2000 and $234.9 million for the year ended December 31, 1999. Insurance benefits and expenses consist of benefits to policyholders, reinsurance recoveries, increase in liabilities for future policy and contract benefits, net transfers to separate accounts, sales and operating expenses, and amortization of goodwill and present value of future profits. Insurance benefits and expenses primarily increased in 2001 over 2002 due to a full year of goodwill amortization on the acquired business.

Commissions, general expenses, and insurance taxes, state licenses, and fees were $74.1 million for the year ended December 31, 2001, $56.7 million for the year ended December 31, 2000, and $47.7 for the year ended December 31, 1999.

The Company has deferred expenses of $25.4 million for the year ended December 31, 2001; $42.1 million and $29.2 million for the years ended December 31, 2000 and 1999 respectively. These expenses were associated with the costs of acquiring new contracts.

An asset of $112.4 million represents the present value of future profits ("PVFP") that was established for policies in force at the acquisition date of September 1, 2000. The amortization of PVFP was $27.6 million for the year ended December 31, 2001 and $19.9 million and $12.3 million for the years ended
December 31, 2000 and 1999 respectively. Based on current conditions and assumptions as to the impact of future events on acquired policies in force, the PVFP net amortization as of December 31, 2001 is in 2002 $11.8 million, in 2003 $8.0 million, in 2004 $6.8 million, in 2005 $5.7 and $4.9 million in 2006.
Actual amortization may vary based upon changes in assumptions and experience.

INCOME. Net income for the year ended December 31, 2001 was $25.8 million. Net income for the year ended December 31, 2000 was $29.8 million, and $39.8 million for the year ended December 31, 1999.

The Company recognized net realized gains from the sale of bonds in the amount of $11.8 million for the year ended December 31, 2001, $1.8 million during 2000 and $2.1 million during 1999.

The company recorded reserves of $6.6 million (after reinsurance and before tax) for its potential exposure to claims resulting from the September 11, 2001 terrorist attacks.

                               FINANCIAL CONDITION

RATINGS. Currently, the Company's ratings are A+ by A.M. Best Company, AA+ by Fitch, Inc., and AA+ by Standard & Poor's Rating Services ("Standard & Poor's").

INVESTMENTS. The Company's assets are invested in accordance with applicable laws. These laws govern the nature and the quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits subject to certain qualifications, in federal, state, and municipal obligations, corporate bonds, preferred or common stocks, real estate mortgages, real estate, and certain other investments.

The Company purchases investments in accordance with investment guidelines that take into account investment quality, liquidity, and diversification and invests primarily in investment grade securities. All of the Company's assets except for variable separate account assets are available to meet its obligations under the contracts. All of the Company's investments are carried at fair value (or amortized cost which approximate fair value) in the Company's financial statements.

FIXED MATURITIES: At December 31, 2001, the Company had fixed maturities with an amortized cost of $1,455.4 billion and an estimated fair value of $1,500.1 billion. The Company classifies 100% of its securities as available for sale. Net unrealized appreciation on fixed maturities of $44.7 million was comprised of gross appreciation of $61.4 million and gross depreciation $16.7 million.

The individual securities in the Company's fixed maturities portfolio (at amortized cost) include investment grade securities, which include securities issued by the U. S. government, its agencies, and corporations that are rated at least A- by Standard & Poor's ($721.9 millions or 49.6%), that are rated BBB+ to BBB- by Standard & Poor's ($320.4 million or 22.0%), and securities issued by corporations that are rated BB+ to BB- by Standard & Poor's ($64.0 million or 4.4%). Securities not rated by Standard & Poor's had a National Association of Insurance Commissioners ("NAIC") rating of 1 ($154.1 million or 10.6%). The remaining classes of bonds were $195.0 million or 13.4% of the total bond portfolio.

Fixed maturities rated BBB+ to BBB- may have speculative characteristics and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity of the issuer to make principal and interest payments than is the case with higher rated fixed maturities.

The Company estimates the fair value of its below investment grade portfolio was $145.9 million, or 102% of the amortized cost value, at December 31, 2001. The Company intends to purchase additional below investment grade securities, but it does not expect the percentage of its portfolio invested in such securities to exceed 10% of its investment portfolio. At December 31, 2001, the yield at amortized cost on the Company's below investment grade portfolio was 9.1% compared to 7.4% for the Company's investment grade corporate bond portfolio.

Below investment grade securities have different characteristics than investment grade corporate debt securities. Risk of loss upon default by the borrower is significantly greater with respect to below investment grade securities than with other corporate debt securities. Below investment grade securities are generally unsecured and are often subordinated to other creditors of the issuer. Also, issuers of below investment grade securities usually have higher levels of debt and are more sensitive to adverse economic conditions, such as a recession or increasing interest rates, than are issuers of investment grade securities. The Company attempts to reduce the overall risk in its below investment grade portfolio, as in all of its investments, through careful credit analysis, strict investment policy guidelines, and diversification by company and by industry.

The Company analyzes its investment portfolio, including below investment grade securities, at least quarterly in order to determine if the Company's ability to realize the carrying value on any investment has been impaired. For debt securities, if impairment in value is determined to be other than temporary (i.e., if it is probable the Company will be unable to collect all amounts due according to the contractual terms of the security), the cost basis of the impaired security is written down to fair value, which becomes the new cost basis. The amount of the write-down is included in earnings as a realized loss. Future events may occur, or additional or updated information may be received, which may necessitate future write-downs of securities in the Company's portfolio. Significant write-downs in the carrying value of investments could materially adversely affect the Company's net income in future periods.

For the year ended December 31, 2001, the amortized cost basis of the Company's fixed maturities portfolio was reduced by $1,354.5 million as a result of sales, maturities, and principal repayments. Additional fixed maturities were purchased in the amount of $ 1,371.2 million. In total, net pre-tax gains from sales, calls, and scheduled principal repayments amounted to $11.8 million.

At December 31, 2001, the fixed maturities portfolio was deemed to have impairments in value other than temporary. The impairments had amortized cost of $11.4 million and a market value of $10.7 million. The Company's fixed maturities portfolio had a combined yield at amortized cost of 7.4% at December 31, 2001.

OTHER ASSETS. The Company's deferred policy acquisition costs ("DPAC") were $26.0 million as of December 31, 2001, $8.8 million as of December 31, 2000. The 2001 year end balance increased over the 2000 year end balance by 195% due to only four months of DPAC recorded in the 2000 year end balance sheet because of the acquisition.

Accrued investment income was $21.9 million at December 31, 2001 and $26.4 million at December 31, 2000.

Goodwill represents the excess of the acquisition cost over the fair market value of net assets. At December 31, 2001, goodwill totaled $864.9 million dollars and accumulated amortization of goodwill was $31.3 million. At December 31, 2000, goodwill totaled $888.7 million and accumulated amortization totaled $7.5 million.

At December 31, 2001, the Company had total assets of $3.5 billion and $3.5 billion at December 31, 2000.

LIABILITIES. Future policy benefits at December 31, 2001 were $1.6 billion, $1.6 billion at December 31, 2000. Liabilities for future policy and contract benefits for traditional life contracts are calculated using the net level premium method and assumptions as to investment yields, mortality, withdrawals and dividends. The assumptions are based on projections of past experience and include provisions for possible unfavorable deviation. These assumptions are made at the time the contract is issued or, for purchased contracts, at the date of acquisition. Liabilities for future policy and contract benefits on universal life-type and investment contracts are based on the policy account balance. The liabilities for future policy and contract benefits for group disabled life reserves and long-term disability reserves are based upon interest rate assumptions and morbidity and termination rates from published tables, modified for Company experience.

At December 31, 2001, the Company had $487.4 million of separate account liabilities. This compares with $607.2 million as of December 31, 2000. Separate account liabilities have decreased because the market value of the investments have decreased as a result of losses in the stock market.

The Company's total liabilities were $2.3 billion at December 31, 2001 and $2.3 billion at December 31, 2000.

                         LIQUIDITY AND CAPITAL RESOURCES

Liquidity is the ability of the Company to generate sufficient cash flows to meet the cash requirements of its operating, investing, and financing activities. The Company's principal sources of cash are premiums and product charges, investment income, and maturing investments. Primary uses of these funds are payments of commissions and operating expenses, investment purchases, as well as withdrawals and surrenders.

Net cash used in operating activities was $62.7 million for the year ended December 31, 2001 compared to net cash provided by operations of $34.5 million for the year ended December 31, 2000. The decrease in operating cash flow results primarily from an increase in receivable from affiliates.

Net cash used in investing activities was $39.5 million for the year ended December 31, 2001 as compared to $53.9 million net cash provided by investing activities for the year ended December 31, 2000. This change is primarily due to the purchase of additional commercial mortgage loans.

Net cash provided by financing activities was $86.8 million for the year ended December 31, 2001 as compared to net cash used in financing activities of $91.4 million for the year ended December 31, 2000. For the year ended December 31, 2001, net cash provided in financing activities was impacted by an increase of $90.5 million in "Borrowed Money" and a decrease of $93.7 in the net amount of deposits and withdrawals from insurance contracts. Borrowed Money is a financing tool which allows the Company to sell a pool of mortgaged backed securities and then buy them back at a lower price then what they were "sold" at; thereby making a profit on the spread.

The Company's liquidity position is managed by maintaining adequate levels of liquid assets, such as cash or cash equivalents and short-term investments. Additional sources of liquidity include borrowing facilities to meet short-term cash requirements. The Company has a $30 million revolving note facility with SunTrust Bank, Atlanta, which expires on May 31, 2002. Management believes these sources of liquidity are adequate to meet the Company's short-term cash obligations.

The Company is required to maintain a minimum capital and surplus of not less than $6 million under the provisions of the insurance laws of the State of New York.

Under the provisions of the insurance laws of the State of New York, the Company cannot distribute any dividends to its stockholder, Security-Connecticut Life Insurance Company unless a notice of its intent to declare a dividend and the amount of the dividend has been filed with the New York Insurance Department at least thirty days in advance of the proposed declaration. If the Superintendent of the New York Insurance Department finds the financial condition of the Company does not warrant the distribution, the Superintendent may disapprove the distribution by giving written notice to the Company within thirty days after the filing. The management of The Company pays a quarterly dividend. For the year December 31, 2001 the Company has paid dividends in to Security-Connecticut Life Insurance Company in the amount of $18 million.

The NAIC's risk-based capital requirements require insurance companies to calculate and report information under a risk-based capital formula. These requirements are intended to allow insurance regulators to monitor the capitalization of insurance companies based upon the type and mixture of risks inherent in a company's operations. The formula includes components for asset risk, liability risk, interest rate exposure, and other factors. The Company has complied with the NAIC's risk-based capital reporting requirements. Amounts reported indicate the Company has total adjusted capital well above all required capital levels.

VULNERABILITY FROM CONCENTRATIONS: As of December 31, 2001, 83% of the Company's sales are generated by 3 areas; Life Insurance (28%), 401(k) Retirement Plans (32%), and Payroll Deduction Plans (23%). Premiums from the State of New York provide 56% of the company's total direct premiums. The Company is not dependent upon any single customer or business segment.

REINSURANCE: The Company is a member of reinsurance associations established for the purpose of ceding the excess of life insurance over retention limits.

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. Usually, allowances are established for amounts deemed uncollectible. However, using previous experience the Company has never had a failure of a reinsurer; therefore no reserves have been established. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies.

The Company's retention limit is $300,000 per insurable life for individual coverage. For group coverage and reinsurance assumed, the retention is $300,000 per life with per occurrence limitations, subject to certain maximums.

As of December 31, 2001, $10.7 billion of life insurance in force was ceded to other companies of which 57.7% (based on inforce) was ceded to an unaffiliated reinsurer and 42.3% (based on inforce) was ceded to affiliates. In addition, the Company had assumed $4.2 billion of life insurance in force as of December 31, 2001.

                         MARKET RISK AND RISK MANAGEMENT
Asset/liability management is integrated into many aspects of the Company's operations, including investment decisions, product development, and crediting rates determination. As part of its risk management process, different economic scenarios are modeled, including cash flow testing required for insurance regulatory purposes, to determine that existing assets are adequate to meet projected liability cash flows.

On the basis of these analyses, management believes there is no material solvency risk to the Company.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Any forward-looking statements contained herein or in any other oral or written statement by the Company or any of its officers, directors, or employees is qualified by the fact that actual results of the Company may differ materially from such statement, among other risks and uncertainties inherent in the Company's business, due to the following important factors:

     1. Prevailing interest rate levels and stock market performance, which may affect the ability of the Company to sell its products, the market value and liquidity of the Company's investments, fee revenue, and the lapse rate of the Company's policies, notwithstanding product design features intended to enhance persistency of the Company's products.

     2. Changes in the federal income tax laws and regulations, which may affect the tax status of the Company's products.

     3.   Changes in the regulation of financial services,  including bank sales
          and  underwriting  of  insurance   products,   which  may  affect  the
          competitive environment for the Company's products.

     4.   Increasing competition in the sale of the Company's products.

     5. Other factors that could affect the performance of the Company, including, but not limited to, market conduct claims, litigation, insurance industry insolvencies, availability of competitive reinsurance on new business, investment performance of the underlying portfolios of the variable products, variable product design, and sales volume by significant sellers of the Company's variable products.


                          CRITICAL ACCOUNTING POLICIES

GENERAL
We have identified the accounting policies below as critical to our business operations and understanding of our results of operations. For a detailed discussion of the application of these and other accounting policies, see Note 1 in the Notes to Consolidated Financial Statements. Note that the application of these accounting policies requires management to use judgments involving assumptions and estimates concerning future results or other developments including the likelihood, timing or amount of one or more future transactions or events. There can be no assurance that actual results will not differ from those estimates. These judgments are reviewed frequently by senior management, and an understanding of them may enhance the reader's understanding of the Company's financial statements and selected financial data.


AMORTIZATION OF DEFERRED ACQUISITION COSTS AND VALUE OF PURCHASED INSURANCE IN FORCE
We amortize our deferred policy acquisition costs and value of purchased insurance in force on our annuity contracts in proportion to estimated gross profits. The amortization is adjusted to reflect actual gross profits over the life of the contracts (up to 30 years for annuity contracts). Our estimated gross profits are computed based on assumptions related to the underlying contracts including, but not limited to, charges assessed against policyholders, margins, lapse, persistency, expenses and asset growth rates.

Our current estimated gross profits include certain judgments concerning charges assessed against policyholders, margins, lapse, persistency, expenses and asset growth that are based on a combination of actual company experience and historical market experience of equity and fixed income returns. Estimated gross profits are adjusted periodically to take into account the actual experience to date and changes in assumptions as regards the future. Short-term variances of actual results from the judgments made by management can impact quarter to quarter earnings.

GOODWILL

Goodwill is the excess of the amount paid to acquire a company over the fair value of the net assets acquired and is amortized on a straight-line basis over 40 years. We monitor the carrying value of goodwill for indicators of impairment of value. As of January 1, 2002, the provisions of FASB Statement No. 142 are applicable. Under this Statement goodwill is no longer amortized, but will be tested annually for impairment.

FUTURE POLICY AND CONTRACT BENEFITS

Reserves for future policy and contract benefits for traditional life contracts are calculated using management's judgments of mortality, morbidity, lapse, investment experience and expense levels that are based primarily on the Company's past experience and are therefore reflective of the Company's proven underwriting and investing experience. Once these assumptions are made for a given policy or group of policies, they will not be changed over the life of the policy unless the Company recognizes a loss on the entire line of business. The Company periodically reviews its policies for loss recognition and based on management's judgment the Company from time to time may recognize a loss on certain lines of business. Short-term variances of actual results from the judgments made by management are reflected in current period earnings and can impact quarter to quarter earnings.

INCOME TAXES

The Company establish reserves for possible proposed adjustments by various taxing authorities. Management believes there are sufficient reserves provided for, or adequate defenses against any such adjustments.

OTHER INFORMATION

CERTAIN AGREEMENTS. The Company and its affiliates have entered into agreements whereby affiliates and the Company provide certain management, administrative, legal, and other services for each other. The net amounts billed to the Company were $18.6 million, $20.8 million and $25.3 million in 2001, 2000 and 1999 respectively. The net costs allocated to the Company under these agreements may not be indicative of costs the Company might incur if these services were not provided by the Company's affiliates. For the year ended December 31, 2001 the Company paid cash dividends of $18.0 million to Security-Connecticut and $12 million for the year ended December 31, 2000.

ReliaStar Life and Security-Connecticut reinsure certain life policies written by the Company. Premiums ceded under these agreements were $14.6 million, $16.1 million and $14.4 million for the years ended December 31, 2001, 2000 and 1999 respectively.

DISTRIBUTION AGREEMENT. First Golden Life Insurance Company of New York ("First Golden") an affiliated entity to be merged into the Company on April 1, 2002, had entered into agreements with Directed Services, Inc. ("DSI") to perform services related to the distribution of its products. DSI had acted as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the insurance products issued by First Golden. For the years ended December 31, 2001, 2000 and 1999, commissions paid by First Golden to DSI were $192,000, $1,115,000 and $697,000, respectively. DSI will continue to distribute those insurance products that will be owned by the Company under the distribution agreement with First Golden.

EMPLOYEES. The Company and its affiliates continue to receive and give support services to each other pursuant to agreements as described above under "Certain Agreements." The cost of these services are allocated to the Company.

Certain officers of the Company are also officers of ING, Golden American, DSI, Equitable of Iowa Companies, Inc. ("EIC"), and/or Equitable Life Insurance Company of Iowa. See "Directors and Executive Officers."

PROPERTIES. The Company's principal office is located at 1000 Woodbury Road, Woodbury, New York 11797, where certain of the Company's records are maintained. The office space is leased.


DIRECTORS AND EXECUTIVE OFFICERS

NAME (AGE)                                  POSITION(S) WITH THE COMPANY
William D. Bonneville (54)                  Executive Vice President & Chief Administrative Officer
Paula Cludray-Engelke (45)                  Secretary
R. Michael Conley (59)                      Director
James R. Gelder ( 53)                       Chief Executive Officer
Ambassador Ulric Haynes, Jr. (70)           Director
Wayne R. Huneke (50)                        Director, Vice President & Chief Financial Officer
P. Randall Lowery (49)                      Director
James R. McInnis (54)                       Vice President
David S. Pendergrass (41)                   Vice President & Treasurer
Fiorvante G. Perotta (70)                   Director
Stephen J. Preston (44)                     Vice President
Roger D. Roenfeldt (63)                     Executive Vice President & Chief Operating Officer
Robert C. Salipante (45)                    Director & Vice Chairman
Mark A.Tullis (46)                          Director
Charles B. Updike (62)                      Director
Ross M. Weale (63)                          Director



Each director is elected to serve for one year or until the next annual meeting of shareholders or until his or her successor is elected. Some directors and/or officers are directors and/or officers of the Company's insurance company affiliates. The principal positions of the Company's directors and senior executive officers for the past five years are listed below:

                                                                  PRINCIPAL OCCUPATION
DIRECTORS AND OFFICERS                                          AND BUSINESS EXPERIENCE

William D. Bonneville (3)          Executive Vice President and Chief Administrative Officer of ReliaStar Life
                                   Insurance Company of New York since 2000; Senior Vice President and Chief
Age: 54                            Administrative Officer of ReliaStar Life Insurance Company of New York from 1998 to 2000; Vice President of ReliaStar Life Insurance Company of New York (formerly known as ReliaStar Bankers Security Life Insurance Company) from 1996 to 1998;
                                   Vice President of North Atlantic Life Insurance Company from 1992 to 1995 until its merger into ReliaStar Life Insurance Company of New York.

Paula Cludray-Engelke (3)          Secretary of Ameribest Life Insurance Company, Equitable Life Insurance Company
                                   of Iowa, First Columbine Life Insurance Company, Golden American Life Insurance
Age: 45                            Company, Life Insurance Company of Georgia, Midwestern United Life Insurance
                                   Company, Security Life of Denver Insurance Company, Southland Life Insurance
                                   Company, United Life and Annuity Insurance Company and Washington Square
                                   Securities, Inc. since 2001; Secretary of Northern Life Insurance Company,
                                   ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York
                                   and Security-Connecticut Life Insurance Company since 2000;  Secretary of ING
                                   Insurance Company of America and ING Life Insurance and Annuity Company since
                                   2001; Assistant Secretary of Aetna Insurance Company of America and Aetna Life
                                   Insurance and Annuity Company from 2000 to 2001; Director, Individual Compliance from 1998-2000; Director, Contracts Compliance and Special Benefits from 1997-1998.

James R. McInnis (3)               Has held several directorships and various executive officer positions within the
                                   ING Groep N.V. organization.  Elected Executive Vice President of First Golden
Age: 54                            American Life Insurance Company of New York December 1997; Executive Vice
                                   President and Chief Marketing Officer of Golden American Life Insurance Company
                                   since 1999.  From 1982 through November, 1997, he held several positions with the
                                   Endeavor Group and was President upon his departure.

R. Michael Conley (1)              Retired 1998; Senior Vice President of ReliaStar Financial Corp. from 1991 to
                                   1998; Senior Vice President, ReliaStar Employee Benefits of ReliaStar Life
Age: 59                            Insurance Company from 1988 to 1998; President of NWNL Benefits Corporation from
                                   1988 to 1998; Executive Vice President of ReliaStar Life Insurance Company of New
                                   York from 1996 to 1998; Director of ReliaStar Life Insurance Company of New York
                                   since 1998.




James R. Gelder (2)                Chief Executive Officer, U.S. Life Group of ReliaStar Life Insurance Company,
                                   Security Life of Denver Insurance Company, Equitable Life Insurance Company of
Age: 53                            Iowa, Midwestern United Life Insurance Company and Southland Life Insurance
                                   Company since 2001; Senior Vice President, ReliaStar Financial Corp. since 2000;
                                   President and Chief Executive Officer of ReliaStar Life Insurance Company of New
                                   York since 1999; Senior Vice President of ReliaStar Life Insurance Company from
                                   1999 to 2001; Executive Vice President of ReliaStar Life Insurance Company of New
                                   York from 1998 to 1999; President of Security-Connecticut Life Insurance Company
                                   since 1998; Chief Executive Officer of Security-Connecticut Life Insurance from
                                   1998 to 2001; Executive Vice President and Chief Operating Officer of
                                   Security-Connecticut Life Insurance Company from 1997 to 1998; Vice President of
                                   ReliaStar Life Insurance Company from 1994 to 1999; Director and Officer of various subsidiaries of ReliaStar Financial Corp.

Ambassador Ulric Haynes, Jr. (1)   Dean of the School of Business and Executive Dean for University International
                                   Relations of Hofstra University since 1991; Director of DYNAX Solutions, Inc.
Age: 70                            from 2000 to present; Director of INNCOM International Inc. from 1999 to present;
                                   Director of Pall Corporation from 1994 to present; Director of HSBC USA Inc.
                                   (formerly Marine Midland Bank) from 1969 to present.

Wayne R. Huneke (2)                Chief Financial Officer, Aetna Insurance Company of America, Aetna Life Insurance
                                   and Annuity Company, Ameribest Life Insurance Company, Equitable Life Insurance
Age: 50                            Company of Iowa, First Columbine Life Insurance Company, Golden American Life
                                   Insurance Company, Life Insurance Company of Georgia, Midwestern United Life
                                   Insurance Company, Security Life of Denver Insurance Company, Southland Life
                                   Insurance Company and USG Annuity & Life Company since 2001; Vice President and
                                   Chief Financial Officer of ReliaStar Life Insurance Company of New York since
                                   2000; Director of Ameribest Life Insurance Company, Equitable Life Insurance
                                   Company of Iowa, First Columbine Life Insurance Company, Golden American Life
                                   Insurance Company, Life Insurance Company of Georgia, Midwestern United Life
                                   Insurance Company, Security Life of Denver Insurance Company, Southland Life
                                   Insurance Company, USG Annuity & Life Company and United Life and Annuity
                                   Insurance since 2001; Chief Financial Officer, ING North America Insurance
                                   Corporation since 2000; Chief Financial Officer, ING America Insurance Holdings,
                                   Inc. since 2000; Director of Aetna Insurance Company of America, Aetna Life
                                   Insurance and Annuity Company, Aetna Retirement Holdings, Inc. and Aetna
                                   Retirement Services, Inc. since 2000; Senior Executive Vice President of
                                   ReliaStar Financial Corp. since 1999; and Senior Executive Vice President and




                                   Chief Financial Officer of ReliaStar Life Insurance Company since 2000; Senior
                                   Executive Vice President of ReliaStar Financial Life Insurance Company from 1999 to 2000; Senior Vice President of ReliaStar Financial Corp. and ReliaStar Life
                                   Insurance Company from 1994 to 1999; Director of ReliaStar Life Insurance Company
                                   and ReliaStar Life Insurance Company of New York since 1995; Chief Financial
                                   Officer and Treasurer of ReliaStar Financial Corp. and ReliaStar Life Insurance
                                   Company from 1994 to 1997.

P. Randall Lowery (1)              Director of Midwestern United Life Insurance Company, Northern Life Insurance
                                   Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of
Age: 49                            New York, Security Life of Denver Insurance Company, USG Annuity & Life Company
                                   and since 2001; Director of Aetna Insurance Company of America, Aetna Life
                                   Insurance and Annuity Company and Aetna Retirement Services, Inc. since 2000.
                                   General Manager, Actuarial and Risk Management for ING North America Insurance
                                   Corporation since 1999; Director of Ameribest Life Insurance Company, Equitable
                                   Life Insurance Company of Iowa, First Columbine Life Insurance Company, Golden
                                   American Life Insurance Company, ING America Life Corporation, Life of Georgia
                                   Insurance Company, Southland Life Insurance Company, United Life & Annuity
                                   Insurance Company since 1999; Vice President Sun Life America from 1986 to 1990.

Stephen J. Preston  (3)            Executive Vice President and Chief Actuary of Ameribest Life Insurance Company,
                                   Equitable Life Insurance Company and USG Annuity & Life Company since 2001.
Age: 44                            Joined Golden American Life Insurance Company in December, 1993 as Senior Vice
                                   President,  Chief Actuary and Controller.  He became Executive Vice President and
                                   Chief Actuary in June,  1998. He was elected Senior Vice President and Chief Actuary of First Golden American Life Insurance Company in June, 1996 and elected Executive
                                   Vice President in June, 1998.

Fioravante G. Perrotta1            Retired 1996; Formerly Senior Partner of Rogers & Wells (New York law firm) since
                                   1970.
Age: 70

Roger D. Roenfeldt (3)             Executive Vice President and Chief Marketing Officer since 2001; Executive Vice
                                   President and Chief Operating Officer of ReliaStar Life Insurance Company of New
Age: 63                            York from 1997 to 2001; Executive Vice President and Chief Operating Officer of
                                   Lincoln Security Life Insurance Company from 1996 to 1997 until its merger into
                                   ReliaStar Life Insurance Company of New York; President and Chief Executive
                                   Officer of The R.E. Lee Group/US, Inc. from 1991 to 1996.




Robert C. Salipante (2)            Chief Operating Officer, ReliaStar Life Insurance Company since 2001; Chief
                                   Executive Officer of Ameribest Life Insurance Company, Equitable Life Insurance
Age: 45                            Company of Iowa, Golden American Life Insurance Company, Midwestern United Life
                                   Insurance Company, Security Life of Denver Insurance Company,
                                   Security-Connecticut Life Insurance Company, Southland Life Insurance Company,
                                   United Life and Annuity Insurance Company and USG Annuity & Life Company since
                                   2001; Director of Ameribest Life Insurance Company, Equitable Life Insurance
                                   Company of Iowa, First Columbine Life Insurance Company, Golden American Life
                                   Insurance Company, Life Insurance Company of Georgia, Midwestern United Life
                                   Insurance Company, Northern Life Insurance Company, ReliaStar Life Insurance
                                   Company, Security Life of Denver Insurance Company, Security-Connecticut Life
                                   Insurance Company, Southland Life Insurance Company, USG Annuity & Life Company
                                   and United Life and Annuity Insurance since 2001; Chief Executive Officer,
                                   ING North America Insurance Corporation since 2000;
                                   Director of Aetna Insurance Company of America, Aetna Life Insurance and
                                   Annuity Company, Aetna Retirement Holdings, Inc., and Aetna Retirement
                                   Services, Inc., since 2000; Chairman of Security-Connecticut Life
                                   Insurance Company since 2000; President and Chief Operating Officer of ReliaStar
                                   Financial Corp. since 1999;  President and Chief Operating Officer of  ReliaStar
                                   Life Insurance Company from 1999 to 2001;  Senior Vice President of ReliaStar
                                   Financial Corp. and ReliaStar Life Insurance Company from 1996 to 1999; Vice
                                   Chairman of ReliaStar Life Insurance Company of New York since 1999; President and Chief Executive Officer of ReliaStar Life Insurance Company of New York from
                                   1998 to 1999; Senior Vice President of ReliaStar Financial Corp. from 1994 to
                                   1996; Senior Vice President and Chief Financial Officer of ReliaStar Financial
                                   Corp. from 1992 to 1994; Director and Officer of various subsidiaries of
                                   ReliaStar Financial Corp.

Mark A. Tullis (1)                 Director of ReliaStar Life Insurance Company and ReliaStar Life Insurance Company
                                   of New York since 2001; Director of Midwestern United Life Insurance Company
Age: 46                            since 2000; Director of Ameribest Life Insurance Company, Equitable American Life
                                   Insurance Company, Equitable Life Insurance Company of Iowa, First Columbine Life
                                   Insurance Company, First Golden American Life Insurance Company, Golden American
                                   Life Insurance Company, Life Insurance Company of Georgia, Security Life of
                                   Denver Insurance Company, Southland Life Insurance Company, USG Annuity & Life
                                   Company and United Life and Annuity Insurance Company since 1999.  Executive Vice
                                   President of Primerica from 1994 to 1999.




Charles B. Updike (1)              Partner of Schoeman, Marsh & Updike (New York law firm) since 1976.

Age: 62

Ross M. Weale (1)                  President of Waccabuc Enterprise, Inc. (New York management consulting firm)
                                   since 1996; President and Chief Executive Officer of Country Bank (financial
Age: 63                            institution) from 1986 to 1996.


----------------------------------------
1 Director of ReliaStar Life Insurance Company of New York

2 Director and Officer of ReliaStar Life Insurance Company of New York

3 Officer of ReliaStar Life Insurance Company of New York

The  Executive  Committee  of our  Board  of  Directors  consists  of  Directors
Salipante, Huneke, Updike, and Weale.

The Compliance  Committee of our Board of Directors consists of Directors Weale,
Conley, Haynes, Perrotta and Updike.




EXECUTIVE COMPENSATION TABLE
The following table sets forth information with respect to the annual salary and bonus for ReliaStar Life of New York's Chief Executive  Officer,  the four other most highly compensated executive officers. Executive Compensation includes total ING compensation and not just compensation specific to the Company.
                                                                                  LONG-TERM
                                            ANNUAL COMPENSATION                 COMPENSATION
                                            -------------------                 ------------
                                                                          RESTRICTED     SECURITIES
NAME AND                                                                  STOCK AWARDS   UNDERLYING          ALL OTHER
PRINCIPAL POSITION                  YEAR      SALARY        BONUS (1)     OPTIONS           OPTIONS       COMPENSATION(2)
------------------                  ----      ------        -------       -------           -------        -------------
James Gelder                        2001     $378,342   $      171,549                                    $       48,025
  CEO & President                   2000     $307,635   $      404,011                                    $    2,279,357
                                    1999     $258,725   $      187,493                                    $       42,683
John Turner                         2001     $800,449   $    1,212,935                                    $       68,414
  Chairman of the Board             2000     $774,615   $    3,947,569                                    $   16,339,756
                                    1999     $728,154   $    1,386,427                                    $    2,102,348
Robert Salipante                    2001     $648,726   $      453,830                                    $       40,094
  Vice Chairman of the Board        2000     $498,462   $    2,003,068                                    $    6,364,344
                                    1999     $367,154   $      501,988                                    $      499,313
Wayne Huneke                        2001     $441,042   $      266,574                                    $       75,568
  VP & CFO                          2000     $400,096   $    1,907,476                                    $    2,935,228
                                    1999     $346,596   $      397,360                                    $      169,426
Richard Crowl                       2001     $315,137   $      421,244                                    $        6,112
  Sr. VP & General Counsel          2000     $290,192   $      498,823                                    $    2,510,293
                                    1999     $259,231   $      334,316                                    $      254,108


--------------------

1   The amount shown relates to bonuses paid in 2001, 2000 and 1999.
2   Other  compensation for 2000 and 1999 includes a business allowance for each named  executive  which is  required  to be  applied  to  specific  business expenses of the named executive.


OPTION GRANTS IN LAST FISCAL YEAR

Options granted includes total ING options and not just options specific to the Company.

                                                                                             POTENTIAL
                                           % OF TOTAL                                    PRESENT VALUE ON
                            NUMBER OF         OPTIONS                                     DATE OF GRANT
                           SECURITIES      GRANTED TO                                     (BASED ON THE
                           UNDERLYING       EMPLOYEES    EXERCISE                         BLACK-SCHOLES
                              OPTIONS       IN FISCAL     OR BASE    EXPIRATION            METHODOLOGY
NAME                        GRANTED (1)       YEAR       PRICE(2)      DATE
----                       ------------    ----------    ---------   ----------          -----------------
James Gelder        2001      22,000.00       0.70%        $31.96   March 15, 2011(1)      $  253,000.00
                    2000      21,760.00       1.75%        $33.23   October 2, 2010(2)        228,480.00
John Turner         2001      40,000.00       1.28%        $31.96   March 15, 2011(1)         460,000.00
                    2000     167,000.00      13.44%        $33.23   October 2, 2010(2)      1,753,500.00
Robert Salipante    2001      40,000.00       1.28%        $31.96   March 15, 2011(1)         460,000.00
                    2000             --       0.00%            --
Wayne Huneke        2001      27,800.00       0.89%        $31.96   March 15, 2011(1)         319,700.00
                    2000             --       0.00%
Richard Crowl       2001             --       0.00%
                    2000             --       0.00%

-------------------
(1) Options granted on 3/15/01 assumes a black-scholes value of $11.50 on the date of grant.

(2) Options granted on 10/02/00 assumes a black-scholes value of $10.50 on the date of grant.




Report of independent auditors

Board of Directors and Shareholder
ReliaStar Life Insurance Company of New York
(A Wholly Owned Subsidiary of Security-Connecticut Life Insurance Company) Woodbury, New York


We have audited the balance sheets of ReliaStar Life Insurance Company of New York as of December 31, 2001 and 2000 ("Successor Company"), and the related statements of income, shareholder's equity, and cash flows for the year ended December 31, 2001 and for the period from September 1, 2000 to December 31, 2000 ("Successor Company"), and for the period from January 1, 2000 to August 31, 2000 ("Preacquisition Company"). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The statements of income, shareholder's equity, and cash flows for the year ended December 31, 1999 of ReliaStar Life Insurance Company of New York ("Preacquisition Company"), were audited by other auditors whose report dated February 1, 2000, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Successor Company's financial statements referred to above present fairly, in all material respects, the financial position of ReliaStar Life Insurance Company of New York at December 31, 2001 and 2000, and the results of its operations and its cash flows for the year ended December 31, 2001 and for the period from September 1, 2000 to December 31, 2000, in conformity with accounting principles generally accepted in the United States. Further, in our opinion, the Preacquisition Company's financial statements referred to above present fairly, in all material respects, the results of ReliaStar Life Insurance Company of New York's operations and cash flows for the period from January 1, 2000 to August 31, 2000, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the financial statements, effective September 1, 2000, ING America Insurance Holdings Inc. acquired all of the outstanding stock of ReliaStar Financial Corp., ReliaStar Life Insurance Company of New York's indirect parent and sole shareholder in a business combination accounted for as a purchase. As a result of the acquisition, the financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.


                                                        Ernst & Young LLP
Atlanta, Georgia
March 22, 2002

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholder
ReliaStar Life Insurance Company of New York
(a wholly owned subsidiary of Security-Connecticut Life Insurance Company) Woodbury, New York

We have audited the accompanying balance sheet of ReliaStar Life Insurance Company of New York (the Company) as of December 31, 1999, and the related statements of income, shareholder's equity and comprehensive income, and cash flows for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ReliaStar Life Insurance Company of New York as of December 31, 1999 and the results of its operations and its cash flows for the years ended December 31, 1999 and 1998 in conformity with accounting principles generally accepted in the United States of America.




Minneapolis, Minnesota
February 1, 2000



BALANCE SHEETS
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
(A WHOLLY OWNED SUBSIDIARY OF SECURITY-CONNECTICUT LIFE INSURANCE COMPANY)

DECEMBER 31 (IN MILLIONS)                                                                          2001       2000
--------------------------------------------------------------------------------------------------------------------------
ASSETS
Fixed Maturity Securities (Amortized Cost: 2001, $1,455.4; 2000, $1,426.2)                     $1,500.1   $1,455.1
Equity Securities (Cost: 2001, $3.6, $; 2000, $4.5)                                                 3.5        4.5
Mortgage Loans on Real Estate                                                                     265.5      246.2
Real Estate                                                                                         0.3        0.4
Policy Loans                                                                                       85.0       84.4
Other Invested Assets                                                                               6.5        6.6
Short-Term Investments                                                                             20.5       18.4
---------------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS                                                                               1,881.4    1,815.6
Cash (Overdraft)                                                                                  (17.5)      (2.1)
Accounts and Notes Receivable                                                                       7.7        2.8
Reinsurance Receivable                                                                             51.6       48.7
Deferred Policy Acquisition Costs (DPAC)                                                           26.0        8.8
Present Value of Future Profits (PVFP)                                                             64.7       93.8
Receivable from Related Parties                                                                    47.1          -
Other Assets                                                                                        3.5          -
Accrued Investment Income                                                                          21.9       26.4
Goodwill (Accumulated Amortization: 2001 $31.3; 2000 $7.5)                                        864.9      888.7
Income Taxes                                                                                       46.7       43.3
Assets Held in Separate Accounts                                                                  489.9      609.7
---------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                   $3,487.9   $3,535.7
===========================================================================================================================

LIABILITIES
Future Policy and Contract Benefits                                                            $1,550.5   $1,571.1
Pending Policy Claims                                                                              40.7       32.9
Other Policyholder Funds                                                                           18.2       18.4
Payables to Related Parties                                                                           -       11.3
Borrowed Money                                                                                     90.5          -
Other Liabilities                                                                                  87.9       87.0
Liabilities Related to Separate Accounts                                                          487.4      607.2
---------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                               2,275.2    2,327.9
---------------------------------------------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDER'S EQUITY
Common Stock (Shares Issued: 1.4)                                                                   2.8        2.8
Additional Paid-In Capital                                                                      1,194.6    1,194.6
Retained Earnings                                                                                   8.8        1.0
Accumulated Other Comprehensive Income                                                              6.5        9.4
---------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDER'S EQUITY                                                                      1,212.7    1,207.8
---------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                                                     $3,487.9   $3,535.7
===========================================================================================================================

The accompanying notes are an integral part of the financial statements.



STATEMENTS OF INCOME
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
(A WHOLLY OWNED SUBSIDIARY OF SECURITY-CONNECTICUT LIFE INSURANCE COMPANY)


                                                             Post Acquisition                             Pre-Acquisition
                                                ------------------------------------------------------------------------------------

                                                    For the Year        September 1, 2000      January 1, 2000        For the Year
                                                        Ended                   To                   To                  Ended
(IN MILLIONS)                                    December 31, 2001      December 31, 2000      August 31, 2000     December 31, 1999
------------------------------------------------------------------------------------------------------------------------------------
REVENUES
Premiums                                                 $ 60.2                $ 19.8                 $ 28.1               $ 42.8
Net Investment Income                                     142.3                  48.3                   97.7                149.7
Net Realized Investment Gains (Losses)                     10.6                   0.5                    1.3                 (0.3)
Policy and Contract Charges                                90.4                  31.8                   63.3                100.7
Other Income                                                7.6                   1.7                    5.9                  3.8
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                     311.1                 102.1                  196.3                296.7
------------------------------------------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES
Benefits to Policyholders                                 156.8                  58.6                  100.4                156.2
Sales and Operating Expenses                               74.1                  18.5                   38.2                 47.7
Amortization of Deferred Policy
    Acquisition Costs and Present Value
      of Future Profits                                    26.5                  10.1                   21.5                 30.1
Dividends and Experience Refunds to
  Policyholders                                            1.8                    .5                    1.4                   .9
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                     259.2                  87.7                  161.5                234.9
------------------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                 51.9                  14.4                   34.8                 61.8
Income Tax Expense                                         26.1                   7.4                   12.0                 22.0
------------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                               $ 25.8                $  7.0                 $ 22.8               $ 39.8
====================================================================================================================================




The accompanying notes are an integral part of the financial statements.


                                            RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
                                                 STATEMENTS OF SHAREHOLDER'S EQUITY
                                                            (IN MILLIONS)

                                                                                                    Accumulated
                                                                                                        Other           Total
                                                        Common          Additional      Retained    Comprehensive    Shareholder's
                                                         Stock       Paid-in Capital    Earnings    Income (Loss)       Equity
                                                      ------------------------------------------------------------------------------
      Balance at January 1, 1999                           $ 2.8         $ 235.2         $ 181.2       $ 42.1         $  461.3
      Dividends to shareholders                                                             (8.0)                         (8.0)
      Comprehensive income:
        Net income                                                                           39.8                         39.8
          Change in net unrealized investment gains
           (losses), net of income taxes of  $(34.0)                                                    (63.3)           (63.3)
          Effect on DPAC and  PVFP of unrealized
           gains on fixed maturities, net of income
           taxes of $7.0                                                                                 13.1             13.1
          Other, net of income taxes of  $ (.7)                                                          (1.3)            (1.3)
                                                                                                                  ------------------
      Total Comprehensive Loss                                                                                           (11.7)
                                                      ------------------------------------------------------------------------------
      Balance at December 31, 1999                           2.8           235.2            213.0         (9.4)           441.6
           Dividends to shareholders                                                         (6.0)                         (6.0)
           Comprehensive income:
        Net income                                                                           22.8                          22.8
          Change in net unrealized investment gains
           (losses), net of income taxes of  $(1.3)                                                      (2.4)            (2.4)
          Effect on DPAC and PVFP of  unrealized
           gains on fixed maturities, net of income
           taxes of $ .7                                                                                  1.4              1.4
                                                                                                                  ------------------
      Total Comprehensive Income                                                                                          21.8
                                                      ------------------------------------------------------------------------------
      Balance at August 31, 2000                             2.8           235.2        229.8           (10.4)           457.4
      Purchase accounting adjustment                                       959.4       (229.8)           10.4            740.0
      Dividends to shareholders                                                          (6.0)                            (6.0)
      Comprehensive income:
         Net income                                                                       7.0                              7.0
          Change in net unrealized investment
           gains(losses), net of income taxes of $10.1                                                   18.9             18.9
          Effect on DPAC and VPIF of unrealized gains
           on fixed maturities, net of income taxes
           of $(5.1)                                                                                     (9.5)            (9.5)
                                                                                                                  ------------------
      Total Comprehensive Income                                                                                          16.4
                                                      ------------------------------------------------------------------------------
      Balance at December 31, 2000                           2.8         1,194.6          1.0             9.4          1,207.8
      Dividends to shareholders                                                         (18.0)                           (18.0)
      Comprehensive Income:
         Net Income                                                                      25.8                             25.8
         Change in net unrealized investment gains                                                        9.7              9.7
              (losses), net of income taxes of $5.1
      Effect on DPAC and PVFP of unrealized gains on
         fixed maturities, net of income taxes of
         $(6.8)                                                                                         (12.6)           (12.6)
                                                                                                                  ------------------
      Total Comprehensive Income                                                                                          22.9
                                                      ------------------------------------------------------------------------------
      Balance at December 31, 2001                         $ 2.8        $1,194.6          $8.8           $6.5         $1,212.7
                                                      ==============================================================================




      The accompanying notes are an integral part of the financial statements.





STATEMENTS OF CASH FLOWS
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
(A WHOLLY OWNED SUBSIDIARY OF SECURITY-CONNECTICUT LIFE INSURANCE COMPANY)

                                                        Post Acquisition                           Pre-Acquisition
                                            -----------------------------------------------------------------------------------
                                                Year Ended       September 1, 2000      January 1, 2000         Year Ended
                                               December 31,            To                     To               December 31,
(IN MILLIONS)                                      2001           December 31, 2000     August 31, 2000            1999
-------------------------------------------------------------- ------------------------------------------- --------------------
OPERATING ACTIVITIES

Net Income                                      $   25.8             $  7.0                  $ 22.8               $ 39.8
Adjustments to Reconcile Net Income to
     Net Cash (Used in) Provided by
     Operating Activities:
Interest Credited to Insurance Contracts            43.0               21.1                    44.5                 70.0
Future Policy Benefits                             (77.9)             (35.9)                  (81.5)              (117.8)
Capitalization of Policy Acquisition Costs
       and Present Value of Future profits         (34.1)             (14.8)                  (18.5)               (29.2)
Amortization of Deferred Policy
     Acquisition Costs and Present Value
     of Future Profits                               26.5              10.1                    21.5                 30.1
Income Taxes                                          2.4              12.8                    (2.4)                 3.4
Net Change in Receivables and Payables               28.9              12.5                    24.1                 12.2
Other Assets                                         (3.5)               -                      1.1                  8.5
Realized Investment (Gains) Losses, Net             (10.6)             (0.5)                   (1.3)                  .3
Amounts Due to Related Parties                      (58.4)             (4.0)                   12.7                  2.0
Other                                                (4.8)             (6.1)                    9.3                 (4.4)
-------------------------------------------------------------- ------------------------------------------- --------------------
Net Cash (Used in) Provided by Operating
    Activities                                     (62.7)               2.2                    32.3                 14.9
-------------------------------------------------------------- ------------------------------------------- --------------------
INVESTING ACTIVITIES
Proceeds from Sales of Fixed Maturity
     Securities                                  1,277.5               74.7                   113.7                137.8
Proceeds from Maturities or Repayment of
     Fixed Maturity Securities                      77.0              154.5                    69.4                188.7
Cost of Fixed Maturity Securities
     Acquired                                   (1,371.2)            (251.6)                 (169.4)              (311.0)
Sales (Purchases) of Equity Securities,
     Net                                             1.0                  -                       -                    -
Proceeds of Mortgage Loans Sold, Matured
     or Repaid                                      10.2               52.0                    19.2                 43.2
Cost of Mortgage Loans Acquired                    (29.5)              (1.4)                      -                (72.6)
Sales (Purchases) of Real Estate, Net                0.1                0.2                       -                  2.8
Policy Loans Issued, Net                            (0.6)              (0.6)                      -                 (2.2)
Sales (Purchases) of Other Invested
     Assets, Net                                    (1.9)               3.8                    (1.4)                 2.7
Sales (Purchases) of Short-Term
     Investments, Net                               (2.1)             (13.0)                    3.8                 21.5
-------------------------------------------------------------- ------------------------------------------- --------------------
Net Cash  (Used in)  Provided  by  Investing
Activities                                         (39.5)              18.6                    35.3                 10.9
-------------------------------------------------------------- ------------------------------------------- --------------------
FINANCING ACTIVITIES
Deposits to Insurance Contracts                    145.2               49.2                    88.8                146.9
Maturities and Withdrawals from
     Insurance Contracts                          (130.9)             (60.9)                 (156.5)              (163.8)
Increase in Borrowed Money                          90.5                  -                       -                    -
Dividends to Shareholder                           (18.0)              (6.0)                   (6.0)                (8.0)
-------------------------------------------------------------- ------------------------------------------- --------------------
Net Cash Provided by (Used in) in Financing
     Activities                                     86.8              (17.7)                  (73.7)               (24.9)
-------------------------------------------------------------- ------------------------------------------- --------------------
Increase (Decrease) in Cash                        (15.4)               3.1                    (6.1)                  .9
Cash (overdraft) at Beginning of Period             (2.1)              (5.2)                     .9                    -
-------------------------------------------------------------- ------------------------------------------- --------------------
Cash (overdraft) at End of Period              $   (17.5)            $ (2.1)                 $ (5.2)              $   .9
============================================================== =========================================== ====================
The accompanying notes are an integral part of the financial statements.




                          NOTES TO FINANCIAL STATEMENTS

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
(A WHOLLY OWNED SUBSIDIARY OF SECURITY-CONNECTICUT LIFE INSURANCE COMPANY)

NOTE 1.  NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS
ReliaStar Life Insurance Company of New York (the Company) is principally engaged in the business of providing life insurance and related financial services products. The Company provides and distributes individual life insurance and annuities; employee benefit products and services; retirement plans and life and health reinsurance. The Company operates primarily in the United States and is authorized to conduct business in all 50 states.

BASIS OF PRESENTATION
The accompanying financial statements have been prepared on the basis of accounting principals generally accepted in the United States.

At December 31, 2001 all outstanding shares of the Company are owned by Security-Connecticut Life Insurance Company (Security-Connecticut), a Minnesota domiciled insurance company. Security-Connecticut is a wholly owned subsidiary of ReliaStar Life Insurance Company (ReliaStar Life), a Minnesota domiciled insurance company. ReliaStar Life is a wholly owned subsidiary of ReliaStar
Financial Corp. (ReliaStar), a holding and management company domiciled in Delaware. ING America Insurance Holdings Inc. (ING AIH) wholly owns ReliaStar. ReliaStar's ultimate parent is ING Groep, N.V. (ING), a global financial services company based in Amsterdam, Netherlands. ING acquired ReliaStar on September 1, 2000. Prior to September 1, 2000, ReliaStar was a publicly held company.

INVESTMENTS
Fixed maturity securities (bonds and redeemable preferred stocks) are classified as available-for-sale and are carried at fair value.

Equity securities (common stocks) are classified as available for sale and are carried at fair value.

Mortgage loans on real estate are carried at amortized cost less an impairment allowance for estimated uncollectible amounts.

Real Estate acquired through foreclosure is carried at the lower of fair value less estimated costs to sell or cost.

Policy loans are reported at unpaid principal balances.

Other invested assets accounted for by the equity method primarily include investments in, and advances to, various joint ventures and partnerships in which the Company has less than a controlling interest. Short-term investments are carried at amortized cost, which approximates fair value.

Unrealized investment gains and losses on equity securities and fixed maturity securities, net of related deferred policy acquisition costs (DPAC), present value of future profits (PVFP) and tax effects, are accounted for as a direct increase or decrease to the accumulated other comprehensive income (loss) component of shareholder's equity.

Realized investment gains and losses enter into the determination of net income. Realized investment gains and losses on sales of securities are determined on the specific identification method. Write-offs of investments that decline in value below cost on other than a temporary basis and the change in the allowance for mortgage loans and wholly owned real estate are included with realized investment gains and losses in the Statements of Income.

The Company records write-offs or allowances for its investments based upon an evaluation of specific problem investments. The Company periodically reviews all invested assets (including marketable bonds, private placements, mortgage loans and real estate investments) to identify investments where the Company has credit concerns. Investments with credit concerns include those the Company has identified as problem investments, which are issues delinquent in a required payment of principal or interest, issues in bankruptcy or foreclosure and restructured or foreclosed assets. The Company also identifies investments as potential problem investments, which are investments where the Company has serious doubts as to the ability of the borrowers to comply with the present loan repayment terms.

INTEREST RATE SWAP AGREEMENTS
Interest rate swap agreements are used as hedges for asset/liability management of adjustable rate and short-term invested assets. The Company does not enter into any interest rate swap agreements for trading purposes. The interest rate swap transactions involve the exchange of fixed and floating rate interest payments without the exchange of underlying principal amounts and do not contain other optional provisions. The Company utilizes the settlement method of accounting for its interest rate swap agreements whereby the difference between amounts paid and amounts received or accrued on interest rate swap agreements is reflected in net investment income.

The characteristics (notional amount, maturity and payment dates) of the interest rate swap agreements are similar to the characteristics of the designated hedged assets. Interest rate swaps are carried at fair value, and changes in fair value are recorded as a direct increase or decrease in the accumulated other comprehensive income component of shareholder's equity. In the event an interest rate swap agreement would cease to qualify for hedge accounting, changes in fair value of the affected swap would be recorded as income or expense. The interest rate swaps terminated in 2001.

DEFERRED POLICY ACQUISITION COSTS (DPAC)
Those costs of acquiring new business, which vary with and are primarily related to the production of new business, have been deferred to the extent that such costs are deemed recoverable. Such costs include commissions, certain costs of policy issuance and underwriting and certain variable agency expenses.

Costs deferred related to traditional life insurance products are amortized over the premium paying period of the related policies, in proportion to the ratio of annual premium revenues to total anticipated premium revenues. Such anticipated premium revenues are estimated using the same assumptions used for computing liabilities for future policy benefits.

Costs deferred related to universal life-type policies and investment contracts are amortized over the lives of the policies, in relation to the present value of estimated gross profits from mortality, investment, surrender and expense margins. This amortization is adjusted retrospectively when estimates of current or future gross profits to be realized from a group of products are revised. DPAC are adjusted to reflect changes that would have been necessary if unrealized investment gains and losses related to available-for-sale securities had been realized. The Company has reflected those adjustments in the asset balance with the offset as a direct adjustment to other comprehensive income in shareholder's equity.

Periodically, modifications may be made to deferred annuity contract features, such as shortening the surrender charge period or waiving the surrender charge, changing the mortality and expense fees, etc. Unamortized DPAC associated with these modified contracts are not written off, but rather, continue to be associated with the original block of business to which these costs were previously recorded. Such new costs are amortized based on revised estimates of expected gross profits based upon the contract after the modification.

PRESENT VALUE OF FUTURE PROFITS (PVFP)
PVFP reflects the estimated fair value of acquired insurance business in force and represents the portion of the acquisition cost that was allocated to the value of future cash flows from insurance contracts existing at the date of acquisition. Such value is the present value of the actuarially determined projected net cash flows from the acquired insurance contracts. PVFP is amortized over the lives of the acquired insurance business in force in a manner consistent with amortization of DPAC. This amortization is adjusted retrospectively when estimates of current or future profits to be realized from a group of products are revised. PVFP is adjusted to reflect changes that would have been necessary if unrealized investment gains and losses related to available-for-sale securities had been realized.


An analysis of the PVFP asset account is presented below:


                                                         DECEMBER 31,   DECEMBER 31,    AUGUST 31,    DECEMBER 31,
(IN MILLIONS)                                                 2001           2000            2000          1999
-------------                                          -------------------------------------------------------------
Balance, Beginning of Period                               $  93.8       $    74.5      $   79.4        $  68.2
Purchase Accounting Adjustment                                   -            37.9             -              -
Acquisition                                                    8.6             2.2            .8              -
Amortization                                                 (27.6)           (9.6)        (10.3)         (12.3)
Imputed Interest                                               4.4             2.1           3.5            5.3
Impact of Net Unrealized Investment (Gains) Losses           (14.5)          (13.3)          1.1           18.2
-------------------------------------------------------------------------------------------------------------------
BALANCE, END OF PERIOD                                     $  64.7       $    93.8      $   74.5        $  79.4
===================================================================================================================

Based on current conditions and assumptions as to future events on acquired policies in force, the Company expects that the net amortization of the December 31, 2001 PVFP balance will be between 12% and 18% in each of the years 2002 through 2006. The interest rates used to determine the amount of imputed interest on the unamortized PVFP balance ranged from 5% to 8% prior to September 1, 2000 and 5.5% after September 1, 2000.

GOODWILL
Goodwill is the excess of the amount paid to acquire a company over the fair value of the net assets acquired and is amortized on a straight-line basis over 40 years. The carrying value of goodwill is monitored for indicators of impairment of value. No events or circumstances were identified which warrant consideration of impairment or a revised estimate of useful lives.


An analysis of goodwill is presented below:
(in millions)                                                2001                     2000                   1999
----------------------------------------------------------------------------------------------------------------------
Balance, Beginning of Year                                $  888.7                 $   33.7                 $   34.6
Amortization, Pre Acquisition                                    -                      (.6)                     (.9)
                                                    ------------------------------------------------------------------
Balance at August 31, 2000                                       -                     33.1                        -
Purchase Accounting Adjustment                                   -                    (33.1)                       -
Purchase Accounting Adjustment                                   -                    896.2                        -
Goodwill Adjustment                                           (1.4)                       -                        -
Amortization, Post Acquisition                               (22.4)                    (7.5)                       -
----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                               $ 864.9                  $ 888.7                 $   33.7
======================================================================================================================

PREMIUM REVENUE AND BENEFITS TO POLICYHOLDERS
RECOGNITION OF TRADITIONAL LIFE, GROUP AND ANNUITY PREMIUM REVENUE AND BENEFITS TO POLICYHOLDERS - Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist principally of term and whole life insurance policies and certain annuities with life contingencies (immediate annuities). Life insurance premiums and immediate annuity premiums are recognized as premium revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contracts. This association is accomplished by means of the provision for liabilities for future policy benefits and the amortization of DAC and PVFP.

RECOGNITION OF UNIVERSAL LIFE-TYPE CONTRACT REVENUE AND BENEFITS TO POLICYHOLDERS - Universal life-type policies are insurance contracts with terms that are not fixed and guaranteed. The terms that may be changed could include one or more of the amounts assessed to the policyholder, premiums paid by the policyholder or interest accrued to policyholder balances. Amounts received as deposits to such contracts are not reported as premium revenues.

Revenues for universal life-type policies consist of charges assessed against policy account values for deferred policy loading and the cost of insurance and policy administration. Policy benefits and claims that are charged to expense include interest credited to contracts and benefit claims incurred in the period in excess of related policy account balances.

RECOGNITION OF INVESTMENT CONTRACT REVENUE AND BENEFITS TO POLICYHOLDERS - Contracts that do not subject the Company to risks arising from policyholder mortality or morbidity are referred to as investment contracts. Retirement plan contracts and certain deferred annuities are considered investment contracts. Amounts received as deposits for such contracts are not reported as premium revenues.

Revenues for investment products consist of investment income and charges assessed against contract account values for policy administration. Contract benefits that are charged to expense include benefit claims incurred in the period in excess of related contract balances, and interest credited to contract balances.

FUTURE POLICY AND CONTRACT BENEFITS
Liabilities for future policy and contract benefits for traditional life contracts are calculated using the net level premium method and assumptions as to investment yields, mortality, withdrawals and dividends. The assumptions are based on projections of past experience and include provisions for possible unfavorable deviation. These assumptions are made at the time the contract is issued or, for purchased contracts, at the date of acquisition.

Liabilities for future policy and contract benefits on universal life-type and investment contracts are based on the policy account balance.

The liabilities for future policy and contract benefits for group disabled life reserves and long-term disability reserves are based upon interest rate assumptions and morbidity and termination rates from published tables, modified for Company experience.

PENDING POLICY CLAIMS
The liabilities for policy and contract claims include estimates of amounts due on reported claims and claims that have been incurred but were not reported as of December 31. Such estimates are based on actuarial projections applied to historical claim payment data. Such liabilities are reasonable and adequate to discharge the Company obligations for claims incurred but unpaid as of December 31.

SEPARATE ACCOUNTS
The Company operates separate accounts. The assets and liabilities of the separate accounts are primarily related to variable annuity, variable life and 401(k) contracts and represent policyholder-directed funds that are separately administered. The assets (primarily investments) and liabilities (primarily to contractholders) of each account are clearly identifiable and distinguishable from other assets and liabilities of the Company. Assets are carried at fair value. Revenues such as investment income, net realized and unrealized capital gains and losses and expenses on the separate account assets and liabilities are excluded from the amounts in the accompanying income statement except for charges for mortality risk and expenses, cost of insurance, contract administration and surrender charges. Revenue for these products is recognized when due.

GUARANTY FUND ASSESSMENTS
Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premiums collected in that state. The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations (NOLHGA) and the amount of premiums written in each state. The Company reduces the accrual by credits allowed in some states to reduce future premium taxes by a portion of assessments in that state. The guaranty fund assessment liability at December 31, 2001 and 2000 was $.2 million and $1.1 million, respectively.

The assessments are expected to be paid over the next five or more years. The related premium tax credit offsets are $.1 million and $.1 million at December 31, 2001 and 2000, respectively. The premium tax credit offsets are expected to be realized over the next five years.

INCOME TAXES

The Company files a consolidated federal income tax return with ReliaStar Life, Northern Life Insurance Company and Security-Connecticut Life Insurance Company. The Company is allocated an amount approximating the tax the member would have incurred were it not a member of a consolidated group and shall receive benefit for the use of its tax saving attributes used in the consolidated return.

NEW ACCOUNTING STANDARDS

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In June 1998, the FASB issued FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". In June 2000, the FASB provided further guidance related to accounting for derivative instruments and hedging activities when it issued FAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - An Amendment of FASB Statement No. 133". This standard, as amended, requires that all derivative instruments, including certain derivative instruments embedded in other contracts, be recorded on the balance sheet, as either an asset or liability measured at its fair value.

The change in a derivative's fair value is generally to be recognized in current period earnings. However, if certain conditions are met, a derivative may be specifically designated as a hedge of an exposure to changes in fair value, variability of cash flow, or certain foreign currency exposures. When designated as a hedge, the fair value should be recognized currently in earnings or other comprehensive income, depending on whether such designation is considered a fair value or as a cash flow hedge.

With respect to fair value hedges, the fair value of the derivative, as well as changes in the fair value of the hedged item, are reported in earnings. For cash flow hedges, changes in the derivative's fair value are reported in other comprehensive income and subsequently reclassified into earnings when the hedged item affects earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. As amended by FAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133", this standard is effective for the Company's financial statements beginning January 1, 2001. Adoption of this standard did not have a significant effect on the financial results of the Company.

RECOGNITION OF INTEREST INCOME AND IMPAIRMENT ON PURCHASED AND BENEFICIAL INTERESTS IN SECURITIZED FINANCIAL ASSETS

Effective April 2001, the Company adopted Emerging Issues Task Force Issue "EITF" 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets. EITF 99-20 states that interest income earned on retained or purchased beneficial interests in securitized financial assets should be recognized over the life of the investment based on an anticipated yield determined by periodically estimating cash flows. Interest income should be revised prospectively for changes in cash flows. Additionally, impairment should be recognized if the fair value of the beneficial interest has declined below its carrying amount and the decline is other than temporary. The impact of adoption was not significant to the Company's financial position or results of operations.

BUSINESS COMBINATIONS AND GOODWILL AND OTHER INTANGIBLE ASSETS

In June 2001, the FASB issued FAS No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets" (collectively, the Statements). FAS No. 141, which supersedes APB Opinion No. 16, "Business Combinations", eliminates the pooling-of-interests method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. FAS No. 141 also changes the criteria to recognize intangible assets apart from goodwill. The requirements of FAS No. 141 are effective for all business combinations completed after June 30, 2001.

Under FAS No. 142, which supersedes APB Opinion No. 17, "Intangible Assets", goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. The amortization provisions of FAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the amortization provisions of FAS No. 142 are effective upon adoption of FAS No. 142. Because of the different transition dates for goodwill and intangible assets acquired on or before June 30, 2001 and those acquired after that date, pre-existing goodwill and intangibles will be amortized during this transition period until adoption, whereas new goodwill and indefinite lived intangible assets acquired after June 30, 2001 will not. FAS No. 142 is required to be adopted in fiscal years beginning after December 15, 2001.

The  effect  of  implementing  these  Statements  on  the  Company's   financial
statements has not yet been determined.

USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


RECLASSIFICATIONS
Certain prior year amounts have been reclassified to conform to current year presentation.


NOTE 2. MERGERS AND ACQUISITIONS

On September 1, 2000, ING America Insurance Holdings, Inc., an indirect wholly owned subsidiary of ING, acquired ReliaStar, of which the Company is part for approximately $6 billion. The purchase price was comprised of approximately $5.1 billion in cash and the assumption of $917 million of outstanding debt and other net liabilities.

For accounting purposes, the acquisition was accounted for using the purchase method. The application of the purchase method, including the recognition of goodwill, is being pushed down and reflected on the financial statements of ReliaStar's subsidiaries, including the Company. The Balance Sheet changes related to accounting for this acquisition were non-cash in nature and accordingly have been excluded from the pre-acquisition statement of cash flows.

The purchase price was allocated to assets and liabilities based on their respective fair values. This revaluation resulted in a net decrease to assets before allocation of goodwill. The net decrease to assets reflects the write off of DPAC of $166.1 million, which was the balance as of August 31, 2000, the establishment of PVFP of $112.4 million and a net increase of other assets of $5.0 million. Goodwill was established for the excess of the purchase price over the fair value of the net assets. Goodwill resulting from the transaction attributable to the Company was approximately $896.2 million and is being amortized over 40 years. PVFP resulting from the transaction is being amortized over the years that it is anticipated such profits will be received.

Unaudited pro forma income from continuing operations and net income of the Company for the period from January 1, 2000 to August 31, 2000 and for the year ended December 1999, assuming that the acquisition of the Company occurred at the beginning of each period, would have been approximately $8.5 and $18.3 million, respectively. The pro forma adjustments, which do not affect revenues, reflect primarily goodwill amortization.

NOTE 3.   STATUTORY FINANCIAL INFORMATION AND ACCOUNTING PRACTICES

The Company prepares its statutory-basis financial statements in accordance with accounting practices prescribed or permitted by the Insurance Department of The State of New York and the NAIC's ACCOUNTING PRACTICES AND PROCEDURES MANUAL. The NAIC has revised the ACCOUNTING PRACTICES AND PROCEDURES MANUAL in a process referred to as Codification. The revised manual was effective January 1, 2001. The State of New York has adopted with modification, at least in part, the provisions of the revised manual. The revised manual has changed, to some extent, prescribed statutory accounting practices and resulted in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. The cumulative effect of changes in accounting principles adopted to conform to the revised ACCOUNTING PRACTICES AND PROCEDURES MANUAL was reported as an increase to surplus as of January 1, 2001 of approximately $3,754,000.

Prior to 2001, "prescribed" statutory accounting practices were interspersed throughout state insurance laws and regulations and a variety of other NAIC publications.

"Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future. The Company does not apply any permitted statutory practices.

The  NAIC  prescribes   Risk-Based  Capital  requirements  for  life/health  and
property/casualty insurance companies. At December 31, 2001, the Company met RBC requirements.

The underlying statutory capital and surplus of the Company was $214.6 million and $222.1 at December 31, 2001 and 2000, respectively. Statutory net income was $11.0 million, $6.1 million and $30.9 million for the years ended December 31, 2001, 2000 and 1999, respectively.


NOTE 4.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosures are made in accordance with the requirements of FAS No. 107, "Disclosures about Fair Value of Financial Instruments." FAS No. 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

FAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The fair value estimates presented herein are based on pertinent information available to Management as of December 31, 2001 and 2000, respectively. Although Management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since those dates; therefore, current estimates of fair value may differ significantly from the amounts presented herein.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

FIXED MATURITY SECURITIES - The fair values for the actively traded marketable bonds are determined based upon the quoted market prices. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values. Fair values of privately placed bonds which are not considered problems are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond. Fair values for privately placed bonds which are considered problems are determined through consideration of factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in their relevant market.

EQUITY SECURITIES - Fair value of these securities are based upon quoted market value.

MORTGAGE LOANS ON REAL ESTATE - The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

CASH, SHORT-TERM INVESTMENTS AND POLICY LOANS - The carrying amounts for these assets approximate the assets' fair values.

INTEREST RATE SWAP AGREEMENTS - Are carried at fair value, and changes in fair value are recorded as a direct increase or decrease in the accumulated other comprehensive income component of shareholder's equity prior to 2001 and are reported as a direct increase or decrease to operating income during 2001 due to adoption of FAS No. 133. The fair values are obtained through several commercial pricing quotes.

OTHER FINANCIAL INSTRUMENTS REPORTED AS ASSETS - The carrying amounts for these financial instruments (primarily premiums and other accounts receivable and accrued investment income) approximate those assets' fair values.

INVESTMENT CONTRACT LIABILITIES - The fair value for deferred annuities was estimated to be the amount payable on demand at the reporting date, as those investment contracts have no defined maturity and are similar to a deposit liability. The amount payable at the reporting date was calculated as the account balance less applicable surrender charges.

The fair values for supplementary contracts without life contingencies and immediate annuities were estimated using discounted cash flow analyses. The discount rate was based upon treasury rates plus a pricing margin.

The carrying amounts reported for other investment contracts, which includes retirement plan deposits, approximate those liabilities' fair value.

CLAIM AND OTHER DEPOSIT FUNDS - The carrying amounts for claim and other deposit funds approximate the liabilities' fair value.

OTHER FINANCIAL INSTRUMENTS REPORTED AS LIABILITIES - The carrying amounts for other financial instruments (primarily normal payables of a short-term nature) approximate those liabilities' fair values.

The carrying amounts and estimated fair value of the Company's financial instruments were as follows:


                                                                      2001                         2000
                                                            ------------------------    ---------------------------
                                                            Carrying          Fair         Carrying          Fair
DECEMBER 31 (IN MILLIONS)                                    Amount           Value         Amount          Value
-------------------------------------------------------------------------------------------------------------------
FINANCIAL INSTRUMENTS RECORDED AS ASSETS
     Fixed Maturity Securities                              $1,500.1        $1,500.1       $1,455.1       $1,455.1
     Equity Securities                                           3.5             3.5            4.5            4.5
     Mortgage Loans on Real Estate                             265.5           280.2          246.2          251.8
     Policy Loans                                               85.0            85.0           84.4           84.4
     Cash and Short-Term Investments                             3.0             3.0           16.3           16.3


                                                                               7


                                                                      2001                         2000
                                                            ------------------------    ---------------------------
                                                            Carrying          Fair         Carrying          Fair
DECEMBER 31 (IN MILLIONS)                                    Amount           Value         Amount            Value
-------------------------------------------------------------------------------------------------------------------
FINANCIAL INSTRUMENTS RECORDED AS LIABILITIES
     Investment Contracts
         Deferred Annuities                                 $ (420.7)      $  (417.5)     $  (500.5)      $ (518.5)
         Supplementary Contracts and Immediate
            Annuities                                          (21.8)          (22.7)         (28.0)         (28.6)
         Other Investment Contracts                            (11.6)          (11.6)          (8.1)          (8.1)
     Claim and Other Deposit Funds                              (4.9)           (4.9)          (6.6)          (6.6)
     Other Financial Instruments Recorded
         as Liabilities                                       (125.0)         (125.0)         (60.3)         (60.3)
-------------------------------------------------------------------------------------------------------------------

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

NOTE 5.  UNPAID ACCIDENT AND HEALTH CLAIMS

The change in the liability for unpaid accident and health claims and claim adjustment expenses is summarized as follows:

                                                           2001                 2000                1999
(in millions)
------------------------------------------------    -----------------    -----------------    -----------------
Balance at January 1                                       $ 14.1               $ 15.8               $ 13.6
Less Reinsurance Recoverables                                11.1                 10.9                  9.1
------------------------------------------------    -----------------    -----------------    -----------------
Net Balance at January 1                                      3.0                  4.9                  4.5

Incurred Related to:
  Current Year                                                 .6                  1.0                   .5
  Prior Years                                                  .5                  (.8)                  .7
------------------------------------------------    -----------------    -----------------    -----------------
Total Incurred                                                1.1                   .2                  1.2
Paid Related to:
  Current Year                                                 .5                   .4                   .3
  Prior Years                                                 2.5                  1.7                   .5
------------------------------------------------    -----------------    -----------------    -----------------
Total Paid                                                    3.0                  2.1                   .8
------------------------------------------------    -----------------    -----------------    -----------------
Net Balance at December 31                                    1.1                  3.0                  4.9
Plus Reinsurance Recoverables                                13.4                 11.1                 10.9
------------------------------------------------    -----------------    -----------------    -----------------
BALANCE AT DECEMBER 31                                     $ 14.5               $ 14.1               $ 15.8
================================================    =================    =================    =================


The liability for unpaid accident and health claims and claim adjustment expenses is included in Future Policy and Contract Benefits on the Balance Sheets.

NOTE 6.  SHAREHOLDER'S EQUITY

SHARE DATA
The authorized capital stock of the Company consists of 1,377,863 common shares with a par value of $2.00 per share, all of which are issued and outstanding.


DIVIDEND RESTRICTIONS
The Company's ability to pay cash dividends to its parent is restricted by law or subject to approval of the insurance regulatory authorities of the State of New York. These authorities recognize only statutory accounting practices for determining the ability of an insurer to pay dividends to its shareholders.

Under New York insurance law regulating the payment of dividends by the Company, any such payment must be paid solely from the earned surplus of the Company and advance notice thereof must be provided to the Superintendent of the New York Department of Insurance (the Superintendent). Earned surplus means the earned surplus as determined in accordance with statutory accounting practices (unassigned funds), less the amount of such earned surplus which is attributable to unrealized capital gains. Further, without approval of the Superintendent, the Company may not pay in any calendar year any dividend which, when combined with other dividends paid within the preceding 12 months, exceeds the lesser of
(i) 10% of the Company's statutory surplus at the prior year end or (ii) 100% of the Company's statutory net investment income for the prior calendar year.

NOTE 7.  INVESTMENTS

FIXED MATURITY SECURITIES
The amortized cost and fair value of investments in fixed maturity securities by type of investment were as follows:


                                                             Amortized         Gross Unrealized            Fair
                                                                           ------------------------
DECEMBER 31, 2001 (IN MILLIONS)                                Cost           Gains        (Losses)        Value
-------------------------------------------------------------------------------------------------------------------
United States Government and Government Agencies
     and Authorities                                        $     5.8        $   .1       $   -         $     5.9
States, Municipalities and Political Subdivisions                 4.3            .3           -               4.6
Foreign Governments                                                .1           -             -                .1
Public Utilities                                                 67.0           3.0           (.5)           69.5
Corporate Securities                                            786.0          37.5          (8.6)          814.9
Mortgage-Backed/Structured Finance                              591.0          20.5          (7.6)          603.9
Redeemable Preferred Stock                                        1.2           -             -               1.2
-------------------------------------------------------------------------------------------------------------------
TOTAL                                                       $ 1,455.4        $ 61.4       $ (16.7)      $ 1,500.1
===================================================================================================================

                                                           Amortized           Gross Unrealized            Fair
                                                                           ------------------------
DECEMBER 31, 2000 (IN MILLIONS)                              Cost             Gains       (Losses)         Value
-------------------------------------------------------------------------------------------------------------------
United States Government and Government Agencies
     and Authorities                                       $    15.9        $    .5       $      -       $    16.4
States, Municipalities and Political Subdivisions                3.1             .1              -             3.2
Foreign Governments                                              4.7             .2              -             4.9
Public Utilities                                               106.1            2.3           (0.6)          107.8
Corporate Securities                                           894.1           20.1           (5.8)          908.4
Mortgage-Backed/Structured Finance                             401.7           14.4           (2.1)          414.0
Redeemable Preferred Stock                                       0.6             -            (0.2)             .4
------------------------------------------------------------------------------------------------------------------
TOTAL                                                      $ 1,426.2        $  37.6       $   (8.7)      $ 1,455.1
==================================================================================================================


The amortized cost and fair value of fixed maturity securities by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
                                                      Amortized         Fair
DECEMBER 31, 2001 (IN MILLIONS)                         Cost            Value
-----------------------------------------------------------------------------
Maturing in:
    One Year or Less                                $      33.0   $      33.6
    One to Five Years                                     273.8         283.8
    Five to Ten Years                                     378.9         395.1
    Ten Years or Later                                    177.6         182.5
Mortgage-Backed/Structured Finance/Redeemable
 Preferred Stock                                          592.1         605.1
-----------------------------------------------------------------------------
TOTAL                                               $   1,455.4   $   1,500.1
=============================================================================

At December 31, 2001 21% of the total portfolio was invested in private placement and 79% in marketable bonds. At December 31, 2001 the largest concentration in the private placement portfolio was corporate debt securities, where 81% of the portfolio was invested, and the largest concentration in the marketable bond portfolio was corporate debt securities where 41% of the portfolio was invested.

EQUITY SECURITIES
The cost and fair value of investments in equity securities were as follows:

December 31(in millions)             2001                  2000
----------------------------------------------------------------------------
Cost                                 $3.6                  $4.5
Gross Unrealized Gains                -                     -
Gross Unrealized Losses               (.1)                  -
----------------------------------------------------------------------------
FAIR VALUE                           $3.5                  $4.5
============================================================================

MORTGAGE LOANS ON REAL ESTATE
Investments in mortgage loans on real estate were as follows:

(IN MILLIONS)                                                  2001       2000
-------------------------------------------------------------------------------

Mortgage Loans, Non-Impaired                                 $261.1     $241.0
Mortgage Loans, Impaired                                        4.4        5.2
-------------------------------------------------------------------------------
                                                              265.5      246.2
-------------------------------------------------------------------------------
Allowance for Credit Losses, Beginning of Year                            (1.2)
   Increases                                                      -        1.2
   Decreases                                                      -          -
-------------------------------------------------------------------------------

Allowances for Credit Losses, End of Year                         -          -
-------------------------------------------------------------------------------
TOTAL                                                        $265.5     $246.2
===============================================================================
Average Investment in Impaired Mortgage Loans
on Real Estate                                               $  1.5     $  1.3
===============================================================================

The Company does not accrue interest income on impaired mortgage loans when the likelihood of collection is doubtful, rather income is recognized for these loans as payments are received. Interest income recognized on impaired mortgage loans during the years ended December 31, 2001, 2000 and 1999, was $.4 , $.2 million, and $.2 million, respectively.

INVESTMENT INCOME
Investment income summarized by type of investment was as follows:


                                                  Post Acquisition                       Pre-Acquisition
                                        ----------------------------------------------------------------------------
                                           Year Ended      September 1, 2000    January 1 2000       Year Ended
                                                                   to                 to
(IN MILLIONS)                           December 31, 2001  December 31, 2000    August 31, 2000   December 31, 1999
--------------------------------------------------------------------------------------------------------------------
Fixed Maturity Securities                       $116.2           $36.2                $78.6              $119.4
Equity Securities                                   .1             -                     .4                  .3
Mortgage Loans on Real Estate                     21.4             7.5                 16.3                24.9
Real Estate                                        -               -                    -                    .4
Policy Loans                                       6.4             2.0                  3.8                 5.7
Other Invested Assets                              1.2              .7                   .3                 -
Short-Term Investments                             1.4             1.5                   .1                 1.9
--------------------------------------------------------------------------------------------------------------------
   Gross Investment Income                       146.7            47.9                 99.5               152.6
Investment Expenses                               (4.4)             .4                 (1.8)               (2.9)
--------------------------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME                           $142.3           $48.3                 $97.7             $149.7
====================================================================================================================


REALIZED INVESTMENT GAINS AND LOSSES
Net pretax realized investment gains (losses) were as follows:

                                                     Post Acquisition                        Pre-Acquisition
                                        ------------------------------------------------------------------------------

                                          Year Ended         September 1, 2000       January 1, 2000     Year Ended
(IN MILLIONS)                             December 31,              To                      To           December 31,
                                          2001               December 31, 2000       August 31, 2000     1999
----------------------------------------------------------------------------------------------------------------------
Net Gains (Losses) on Sales
    Fixed Maturity Securities
       Gross Gains                              $19.2               $1.1                   $2.6             $ 3.5
       Gross Losses                              (7.4)               (.6)                  (1.3)             (1.4)
    Equities
       Gross Gains                                  -                  -                      -                 -
       Gross Losses                              (0.3)                 -                      -                 -
    Other Invested Assets
        Gross Gains                                 -                  -                      -                 -
        Gross Losses                             (0.9)                 -                      -                 -
Other                                               -                  -                      -               2.8
----------------------------------------------------------------------------------------------------------------------
Net Gains                                        10.6                0.5                    1.3               4.9
Provisions for Losses
       Fixed Maturity Securities                    -                  -                      -              (3.5)
       Real Estate                                  -                  -                      -              (1.7)
----------------------------------------------------------------------------------------------------------------------
Net Losses                                          -                  -                      -              (5.2)
----------------------------------------------------------------------------------------------------------------------
PRETAX REALIZED INVESTMENT GAINS
(LOSSES)                                        $10.6               $0.5                   $1.3             $(0.3)
======================================================================================================================

OTHER INVESTMENT INFORMATION
Invested assets which were non-income producing (no income received for the 12 months preceding the balance sheet date) were as follows:

DECEMBER 31 (IN MILLIONS)               2001           2000
------------------------------------------------------------------
Fixed Maturity Securities              $  .9          $   -
Real Estate                                -            0.4
------------------------------------------------------------------
TOTAL                                  $  .9          $ 0.4
==================================================================

There were no allowances for losses on investments at December 31, 2001 and 2000.

NOTE 8.  COMPREHENSIVE INCOME

The components of net unrealized investment gains (losses) included in the accumulated other comprehensive income (loss) component of shareholder's equity are shown below:


                                                      Post Acquisition                     Pre-Acquisition
                                        ------------------------------------------------------------------------------
                                          Year Ended         Period Ended       Period Ended      Year Ended
(IN MILLIONS)                             December 31, 2001  December 31, 2000  August 31, 2000   December 31, 1999
----------------------------------------------------------------------------------------------------------------------
Unrealized Investment Gains (Losses)            $43.7               $29.0            $(18.5)            $(14.8)
DPAC/PVFP Adjustment                            (33.8)              (14.6)              2.5                0.4
Deferred Income Taxes                            (3.4)               (5.0)              5.6                5.0
----------------------------------------------------------------------------------------------------------------------
TOTAL                                           $ 6.5               $ 9.4            $(10.4)            $ (9.4)
======================================================================================================================



NOTE 9.    CONCENTRATIONS OF CREDIT RISK

At December 31, 2001, the Company held below investment-grade bonds classified as available-for-sale with amortized cost of $142,944,000 and market values of $145,884,000. These holdings amounted to 9.7% of the Company's investments in bonds and 4.2% of total assets. The holdings of below investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

At  December  31,  2001,  the largest  geographic  concentration  of  commercial
mortgage  loans  was  in  the  Pacific  region  of  the  United  States,   where
approximately 27.5% of the commercial mortgage loan portfolio was invested.


NOTE 10.  RELATED PARTY TRANSACTIONS

The Company and its affiliates have entered into agreements whereby affiliates and the Company provide certain management, administrative, legal, and other services for each other. The net amounts billed to the Company were $18.6 million, $20.8 million and $25.3 million in 2001, 2000 and 1999 respectively. The net costs allocated to the Company under these agreements may not be indicative of costs the Company might incur if these services were not provided by the Company's affiliates.

ReliaStar Life, Security-Connecticut and Security Life reinsure certain life policies written by the Company. Premiums ceded under these agreements were $14.6 million, $16.1 million and $14.4 million for the years ended December 31, 2001, 2000 and 1999, respectively; and the net amount recoverable by the Company under these agreements was $2.1, and $2.1 million as of December 31, 2001 and 2000, respectively.


NOTE 11.   FINANCING ARRANGEMENTS

In 2001, the Company participated in a reciprocal lending program with ING AIH. This program is structured to allow the company to make short term loans (1-7 days) to and from ING AIH. Interest on all loans made in 2001 was based on the cost of funds incurred by the lender plus .15%. In 2001, the maximum amount that the Company could have loaned or borrowed from ING AIH at any one time without getting prior approval from the New York Commissioner of Insurance was $94.4 million. The average borrowing in 2001 was $4,975,714 with an average interest rate of 2.71%.

During 2001, the Company began to use borrowed money as a financing tool in order to sell a pool of mortgage backed securities and then buy them back at a lower price then what they were "sold" at; thereby making a profit on the spread.

The Company has a $30 million revolving note facility with SunTrust Bank, Atlanta, which expires on May 31, 2002.


NOTE 12.   REINSURANCE

The Company is a member of reinsurance associations established for the purpose of ceding the excess of life insurance over retention limits.

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The amount of the allowance for uncollectible reinsurance receivables was immaterial at December 31, 2001 and 2000. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies.

The Company's retention limit is $300,000 per insurable life for individual coverage. For group coverage and reinsurance assumed, the retention is $300,000 per life with per occurrence limitations, subject to certain maximums. Reinsurance premiums, commissions, and expense reimbursements related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts and are consistent with the risk assumed.

As of December 31, 2001, there was $34.2 billion of gross insurance in force; $10.7 billion of life insurance in force was ceded to other companies of which 57.7% (based on inforce) was ceded to an unaffiliated reinsurer and 42.3% (based on inforce) was ceded to affiliates. Net life insurance in force was $27.7 billion as of December 31, 2001. In addition, the Company had assumed $4.2 billion of life insurance in force as of December 31, 2001 which represents 15% of the net inforce.


The effect of reinsurance on premiums and recoveries was as follows:

                                            Post-Acquisition                       Pre-Acquisition
                                 -----------------------------------------------------------------------------

                                     Year Ended       September 1, 2000   January 1, 2000       Year Ended
                                                             to                  to
(IN MILLIONS)                     December 31, 2001   December 31, 2000   August 31, 2000    December 31, 1999
--------------------------------------------------------------------------------------------------------------
Direct Premiums                        $87.3               $30.9               $ 54.5             $ 71.5
Reinsurance Assumed                      3.3                 1.3                  1.6                2.4
Reinsurance Ceded                      (30.4)              (12.4)               (28.0)             (31.1)
--------------------------------------------------------------------------------------------------------------
NET PREMIUMS                           $60.2               $19.8               $ 28.1             $ 42.8
--------------------------------------------------------------------------------------------------------------
REINSURANCE
RECOVERIES                              $29.2              $ 3.0               $ 15.4             $ 18.0
==============================================================================================================


NOTE 13.  INCOME TAXES

The federal income tax asset (liability) reported on the Balance Sheets consisted of the following:

DECEMBER 31 (IN MILLIONS)                       2001                   2000
-------------------------------------------------------------------------------
Current Income Taxes                        $    0.2               $   (4.0)
Deferred Income Taxes                           46.5                   47.3
-------------------------------------------------------------------------------
TOTAL                                       $   46.7               $   43.3
===============================================================================

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31 are presented below:


DECEMBER 31 (IN MILLIONS)                       2001               2000
--------------------------------------------------------------------------------
Future Policy and Contract Benefits            $  25.2          $  27.7
Investment Write-Offs and Allowances              12.7             12.7
Deferred Policy Acquisition Costs                 12.2             21.5
Legal Reserve                                     10.9              4.6
Other                                             18.7             18.7
--------------------------------------------------------------------------------
     Gross Deferred Tax Asset                     79.7             85.2
--------------------------------------------------------------------------------
Present Value of Future Profits                  (24.7)           (32.8)
Net Unrealized Gains                              (3.4)            (5.0)
Other                                             (5.1)            (0.1)
--------------------------------------------------------------------------------
     Gross Deferred Tax Liability                (33.2)           (37.9)
--------------------------------------------------------------------------------
NET DEFERRED TAX ASSET                         $  46.5          $  47.3
================================================================================

The provision for income taxes reported on the Statements of Income consisted of the following:

                              Post Acquisition                       Pre-Acquisition
                    ----------------------------------------------------------------------------

                       Year Ended      September 1, 2000    January 1 2000       Year Ended
                                               to                 to
(IN MILLIONS)       December 31, 2001  December 31, 2000    August 31, 2000   December 31, 1999

------------------------------------------------------------------------------------------------
 Current            $        23.7      $         (5.4)     $       14.4       $      18.6
 Deferred                     2.4                12.8              (2.4)              3.4
------------------------------------------------------------------------------------------------
TOTAL               $        26.1      $          7.4      $       12.0       $      22.0
================================================================================================

The difference between the U.S. federal income tax rate and the consolidated tax provision rate is summarized as follows:

                                        Post Acquisition                    Pre-Acquisition
                              ------------------------------------------------------------------------
                                  Year Ended    September 1, 2000   January 1 2000      Year Ended
                                                        to                to
                              December 31, 2001  December 31, 2000 August 31, 2000  December 31, 1999
------------------------------------------------------------------------------------------------------
Statutory Tax Rate                    35.0%            35.0%              35.0%           35.0%
Goodwill                              15.3             18.2                 .6               -
Other                                    -             (1.8)              (1.1)             .6
------------------------------------------------------------------------------------------------------
EFFECTIVE TAX RATE                    50.3%            51.4%              34.5%           35.6%
======================================================================================================


The "Policyholders' Surplus Account," which arose under prior tax law, is generally that portion of a life insurance company's statutory income that has not been subject to taxation. As of December 31, 1983, no further additions could be made to the Policyholders' Surplus Account for tax return purposes under the Deficit Reduction Act of 1984. The balance in such account was approximately $11.3 million at December 31, 2001. This amount would be taxed only under certain conditions. No income taxes have been provided on this amount since management believes under current tax law the conditions under which such taxes would become payable are remote.

The Internal Revenue Service (the "Service") has completed examinations of the consolidated federal income tax returns of Security-Connecticut through 1995. Discussions are being held with the Service with respect to proposed adjustments. Management believes there are adequate defenses against, or sufficient reserves to provide for, any such adjustments. The Service has commenced its examinations for the years 1996 through 1999.

Cash paid for federal income taxes was $28.1 million, $10.3 million, and $16.9 million for the years ended December 31, 2001, 2000 and 1999 respectively.

NOTE 14. EMPLOYEE BENEFIT PLANS

SUCCESS SHARING PLAN AND ESOP
The Success Sharing Plan and ESOP (Success Sharing Plan) was designed to increase employee ownership and reward employees when certain ReliaStar performance objectives are met. Essentially all employees are eligible to participate in the Success Sharing Plan. The Success Sharing Plan has both qualified and nonqualified components. The nonqualified component is equal to 25% of the annual award and is paid in cash to employees. The qualified component is equal to 75% of the annual award which is contributed to the ESOP portion of the Success Sharing Plan.

In addition, the Success Sharing Plan has a 401(k) feature whereby participants may elect to contribute a percentage of their eligible earnings to the plan. The Company matches participants' 401(k) contributions up to 6% of eligible earnings.

Costs charged to expense for the Success Sharing Plan for the periods ended December 31, 2001, December 31, 2000, August 31, 2000 and December 31, 1999 were $.2 million, $.2 million, $.6 million and $.5 million, respectively.

PENSION AND OTHER POSTRETIREMENT BENEFITS
PENSION PLANS - The Company has defined benefit pension plans covering substantially all of its employees. The benefits are based on years of service and the employee's average annual compensation during the last five years of employment. The Company's funding and accounting policies are consistent with the funding requirements of Federal law and regulations. As of December 31, 2001, the qualified pension benefit plans of certain United States subsidiaries of ING AIH, including the Company, were merged into one plan which will be recognized in ING AIH's financial statements. The costs of this plan are allocated to the participating subsidiaries.

At December 31, 2001, the date of the most recent actuarial valuation, the plan accumulated benefit obligation/present value of accrued benefits and the amount of vested benefits for the Pension Plan was $249.8 million, based on an assumed 7.5% interest rate. The fair value of plan assets before the transfer to ING AIH was $249.8 million as of December 31, 2001.

A pension credit totaling $.6 million, $.1 million, $.2 million, and $.3 million for the periods ended December 31, 2001, December 31, 2000, August 31, 2000 and December 31, 1999, respectively, was allocated to the Company for its portion of the cost of the Pension Plan.

The Company and ReliaStar also have unfunded noncontributory defined benefit plans providing for benefits to employees in excess of limits for qualified retirement plans.

POSTRETIREMENT BENEFITS - Through a plan sponsored by an affiliate, the Company provides certain health care and life insurance benefits to retired employees and their eligible dependents (Postretirement Plan). The postretirement health care plan is contributory, with retiree contribution levels adjusted annually; the life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.

The amount of accumulated benefits obligation for retirees and vested employees covered under the Postretirement Plan as of December 31, 2001 and 2000, was $19.4 million and $17.3 million, respectively. The discount rate used in determining the postretirement benefit obligation as of December 31, 2001 and December 31, 2000 was 7.5% and 7.75%, respectively. The health care cost trend rate used was 8.0% trending to 5.5% in 2007 and thereafter as of December 31, 2001 and was 8.5% as of December 31, 2000. A one-percentage point increase in the assumed health care cost trend rate would not have a significant impact on the postretirement benefit obligation or the service and interest cost components of annual expense.

A credit totaling $26,000, $11,000, $21,000 and $.3 million were allocated to the Company for its portion of the cost of the Postretirement Plan for the period ended December 31, 2001, December 31, 2000, August 31, 2000 and December 31, 1999, respectively.

STOCK INCENTIVE PLAN
Prior to the acquisition, officers and key employees of the Company participated in the stock incentive plans of ReliaStar. ReliaStar applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation expense for stock-based compensation plans has been allocated to the Company.

NOTE 15.  LEASES

The Company has operating leases for office space and certain computer processing and other equipment. Rental expense for these items was $1.0 million, $.6 million and $1.8 million for 2001, 2000 and 1999, respectively.

Future minimum aggregate rental commitments at December 31, 2001 for operating leases were as follows:

(IN MILLIONS)
-------------------------------------------------------------------------------
     2002 -       $        .7             2005 -       $        .6
     2003 -       $        .7             2006 -       $         -
     2004 -       $        .7             Thereafter - $         -
-------------------------------------------------------------------------------

NOTE 16.  COMMITMENTS AND CONTINGENCIES

LITIGATION
The Company, like other insurance companies, may be named or otherwise involved in lawsuits, including class action lawsuits and arbitrations. In some class actions and other actions involving insurers, substantial damages have been sought and/or material settlement or award payments have been made. The Company currently believes no pending or threatened lawsuits or actions exist that are reasonably likely to have a material adverse impact on the Company.

FINANCIAL INSTRUMENTS
The Company is a party to financial instruments with on and off-balance-sheet risk in the normal course of business to reduce its exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and interest rate swaps. Those instruments involve, to varying degrees, elements of credit, interest rate or liquidity risk in excess of the amount recognized in the Balance Sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. For interest rate swap transactions, the contract or notional amounts do not represent exposure to credit loss. For swaps, the Company's exposure to credit loss is limited to those swaps where the Company has an unrealized gain.

Unless otherwise noted, the Company does not require collateral or other security to support financial instruments with credit risk.

DECEMBER 31 (IN MILLIONS)                         2001                  2000
-------------------------------------------------------------------------------
CONTRACT OR NOTIONAL AMOUNT

Financial Instruments Whose Notional
  or Contract Amounts Exceed the Amount
  of Credit Risk
   Interest Rate Swap Agreements                     -                  20.0
-------------------------------------------------------------------------------

COMMITMENTS TO EXTEND CREDIT - Commitments to extend credit are legally binding agreements to lend to a customer. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. They generally may be terminated by the Company in the event of deterioration in the financial condition of the borrower. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future liquidity requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis.

INTEREST RATE SWAP AGREEMENTS - The Company enters into interest rate swap agreements to manage interest rate exposure. The primary reason for the interest rate swap agreements is to extend the duration of adjustable rate investments. Interest rate swap transactions generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. Changes in market interest rates impact income from adjustable rate investments and have an opposite (and approximately offsetting) effect on the reported income from the swap portfolio. The risks under interest rate swap agreements are generally similar to those of futures contracts. Notional principal amounts are often used to express the volume of these transactions but do not represent the much smaller amounts potentially subject to credit risk. The amount subject to credit risk is approximately equal to the unrealized gain on the agreements. At December 31, 2001, there were no outstanding interest rate swap agreements.

The Company estimates it's potential exposure to claims resulting from the September 11, 2001 terrorist attacks in the United States to be approximately $6.6 million, after reinsurance coverage and before tax.

NOTE 17.  SUBSEQUENT EVENTS

On September 10, 2001, the Board of Directors ("Board") of the Company approved a plan to merge its business with First Golden Life Insurance Company of New York ("First Golden"). The Company will be the surviving corporation of the transaction. The transaction was approved by the Insurance Department of the State of New York in March 2002. ReliaStar Life will acquire First Golden and contribute First Golden to the Company's parent, Security-Connecticut. Security-Connecticut will then contribute First Golden to the Company. The transaction is anticipated to be effective on April 1, 2002.

--------------------------------------------------------------------------------
                       STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------


TABLE OF CONTENTS

 ITEM                                                                    PAGE
 Introduction..........................................................     1
 Description of ReliaStar Life Insurance Company of New York...........     1
 Safekeeping of Assets.................................................     1
 The Administrator.....................................................     1
 Independent Auditors..................................................     1
 Distribution of Contracts.............................................     1
 Performance Information...............................................     2
 IRA Partial Withdrawal Option.........................................     8
 Other Information.....................................................     8
 Financial Statements of Separate Account NY-B ........................     8












PLEASE TEAR OFF, COMPLETE AND RETURN THE FORM BELOW TO ORDER A FREE STATEMENT OF ADDITIONAL INFORMATION FOR THE CONTRACTS OFFERED UNDER THE PROSPECTUS. SEND THE FORM TO OUR CUSTOMER SERVICE CENTER AT THE ADDRESS SHOWN ON THE PROSPECTUS COVER.

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT NY-B.

Please Print or Type:

                           --------------------------------------------------
                           NAME

                           --------------------------------------------------
                           SOCIAL SECURITY NUMBER

                           --------------------------------------------------
                           STREET ADDRESS

                           --------------------------------------------------
                           CITY, STATE, ZIP

DVA PLUS          02/01/2002

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

                       This page intentionally left blank.

--------------------------------------------------------------------------------
                                   APPENDIX A
--------------------------------------------------------------------------------


                         CONDENSED FINANCIAL INFORMATION

The following tables give (1) the accumulation unit value ("AUV"), (2) the total number of accumulation units, and (3) the total accumulation unit value, for each subaccount of ReliaStar of NY Separate Account NY-B available under the Contract for the indicated periods. The accumulation unit values shown for periods prior to April 1, 2002 reflect values under Separate Account NY-B of First Golden American Life Insurance Company which was transferred intact to ReliaStar of NY as a result of the merger of the two companies. The date on which the subaccount became available to investors and the starting accumulation unit value are indicated on the last row of each table.

ALL CAP

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END        TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND     AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF  END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD) (IN THOUSANDS)

12/31/01      $11.68          3,506             $ 41              $11.65          72,421            $   844
12/31/00       11.61          4,315               50               11.59          47,643                552
5/1/00         11.27             --               --               11.27              --                 --

CAPITAL APPRECIATION

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END        TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND     AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF  END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD) (IN THOUSANDS)

12/31/01     $21.91           17,739             $389              $21.60          57,981          $ 1,252
12/31/00      25.50           12,782              326               25.17          55,812            1,405
12/31/99      30.46           11,524              351               30.11          15,289              460
12/31/98      24.75              578               14               24.50           4,904              120
12/31/97      22.24               --               --               22.05             734               16
5/6/97        18.45              --                --               18.31              --               --

CAPITAL GROWTH

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END        TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND     AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF  END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD) (IN THOUSANDS)

12/31/01      $14.76          17,757            $262               $14.64          69,803          $ 1,022
12/31/00       17.33          11,899             206                17.21          63,024            1,085
12/31/99       21.18           9,819             208                21.06          53,276            1,122
12/31/98       17.08           6,031             103                17.01          20,311              346
12/31/97       15.45             --               --                15.41             334                5
5/6/97         12.46             --               --                12.44             --                --


CORE BOND

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END        TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND     AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF  END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD) (IN THOUSANDS)

12/31/01       $11.99           1,185           $ 14              $11.86           8,485           $   101
12/31/00        11.85           1,186             14               11.74           9,288               109
12/31/99        11.88             822             10               11.79           2,216                26
12/31/98        13.17              --             --               13.09              --                --
5/1/98          12.17              --             --               12.11              --                --


DEVELOPING WORLD

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END        TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND     AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF  END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD) (IN THOUSANDS)

12/31/01        $ 7.12          5,628            $40              $ 7.08          37,459           $   265
12/31/00          7.61          1,732             13                7.58          18,742               142
12/31/99         11.64             --             --               11.61          13,214               153
12/31/98          7.29             --             --                7.28              --                --
2/19/98          10.00             --             --               10.00              --                --

DIVERSIFIED MID-CAP

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01      $ 9.11           --                    $--             $ 9.09       12,693           $   115
12/31/00        9.88           --                     --               9.88          260                 3
10/2/00        10.00           --                     --              10.00           --                --

EQUITY INCOME

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01       $24.37          15,154           $ 369             $23.90          26,467           $   632
12/31/00        24.35          12,602            307               23.91          18,608               445
12/31/99        21.83          12,749            278               21.47          15,934               342
12/31/98        22.27           9,623            214               21.94           6,014               132
12/31/97        20.83              --             --               20.55           1,243                26
5/6/97          18.54              --             --               18.32              --                --

FULLY MANAGED

               STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01        $28.77         16,884             $486               $28.22       25,615             $   723
12/31/00         26.51         16,196              429                26.04       20,597                 536
12/31/99         22.01         13,633              300                21.65       11,023                 239
12/31/98         20.84          2,619               55                20.53        4,512                  93
12/31/97         19.93             --               --                19.66        1,701                  33
5/6/97           17.95             --               --                17.73           --                  --

GROWTH

               STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01      $15.28            37,381             $ 571            $15.14           321,826        $ 4,874
12/31/00       22.17            39,568              877              22.02           343,018          7,552
12/31/99       28.78            27,730              798              28.62           197,439          5,651
12/31/98       16.36             8,286              136              16.29            17,549            286
12/31/97       13.06                --               --              13.03             3,093             40
5/6/97         12.47                --               --              12.45                --             --

HARD ASSETS

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)


12/31/01      $14.42           33               $1                  $14.14        1,818             $    26
12/31/00       16.62           33                1                   16.32        1,073                  18
12/31/99       17.66           --               --                   17.37          525                   9
12/31/98       14.50           --               --                   14.28        1,007                  14
12/31/97       20.85           --               --                   20.57          238                   5
5/6/97         19.34           --               --                   19.11           --                  --


INTERNATIONAL EQUITY

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01       $ 8.80           --               $--              $ 8.72           --                  $ --
12/17/01         8.77           --                --                8.70           --                    --

INTERNET TOLLKEEPER SM

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)
12/31/01      $ 7.63           --                   $--             $ 7.62        2,717             $    21
5/1/01         10.00           --                    --              10.00           --                  --

INVESTORS

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01     $10.66            1,684             $18                $10.63       12,057            $   128
12/31/00      11.28               --              --                 11.26        7,327                 83
5/1/00        10.42               --              --                 10.41           --                 --

JANUS GROWTH AND INCOME

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01     $ 8.89            1,016              $9                $ 8.87        5,165            $    46
12/31/00       9.95               --              --                  9.94          400                  4
10/2/00       10.00               --              --                 10.00           --                 --

LARGE CAP VALUE

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01     $10.05            3,762             $38                $10.02       45,226            $   453
12/31/00      10.56              353               4                 10.55       10,983                116
5/1/00        10.87               --              --                 10.86           --                 --

LIMITED MATURITY BOND

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01      $19.44            15,182             $295             $19.06       28,459             $   543
12/31/00       18.08            13,728              248              17.76       24,619                 437
12/31/99       17.00             6,379              108              16.72        7,746                 130
12/31/98       17.02                --               --              16.77        1,506                  25
12/31/97       16.13                --               --              15.91          632                  10
5/6/97         15.43                --               --              15.24           --                  --


LIQUID ASSET

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01     $16.15           29,944            $ 484               $15.84       75,369            $ 1,194
12/31/00      15.75           17,132             270                 15.47       51,312                794
12/31/99      15.04           11,408             172                 14.79       22,393                331
12/31/98      14.54            2,755              40                 14.33        5,974                 86
12/31/97      14.02               --              --                 13.83           --                 --
5/6/97        13.67               --              --                 13.51           --                 --


MANAGED GLOBAL

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01      $17.78            14,237             $253             $17.54       58,990             $ 1,034
12/31/00       20.44            14,146              289              20.19       58,994               1,191
12/31/99       24.23             9,519              231              23.97       31,419                 753
12/31/98       15.02             2,440               37              14.88        9,572                 142
12/31/97       11.76                --               --              11.67        2,969                  35
5/6/97         11.24                --               --              11.16           --                  --

MID-CAP GROWTH

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01     $32.20            9,672            $311                $31.80       67,841            $ 2,158
12/31/00      42.70            8,242             352                 42.23       72,702              3,070
12/31/99      39.97           11,889             475                 39.59       47,634              1,896
12/31/98      22.60            7,677             173                 22.43       27,872                625
12/31/97      18.64            1,402              26                 18.52        2,866                 53
5/6/97        15.76               --              --                 15.68           --                 --

REAL ESTATE

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01       $28.96              2,990         $87              $28.40        2,174              $    62
12/31/00        27.12                668          18               26.64        8,382                  223
12/31/99        20.96                356           7               20.62        1,581                   33
12/31/98        22.07                356           8               21.74        1,474                   32
12/31/97        25.82                 --          --               25.48          478                   12
5/6/97          21.31                 --          --               21.05           --                   --


RESEARCH

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01     $20.66           10,194            $211                $20.44       61,286            $ 1,253
12/31/00      26.63            9,718             259                 26.39       70,552              1,862
12/31/99      28.25           32,639             921                 28.04      122,839              3,444
12/31/98      23.03           26,762             616                 22.89       20,466              1,865
12/31/97      18.95            4,095              78                 18.87        9,642                182
5/6/97        16.72               --              --                 16.66           --                 --

SMALL CAP

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01     $18.03            9,458            $171                $17.87      118,394            $ 2,116
12/31/00      18.54            8,312             154                 18.40      105,737              1,945
12/31/99      22.96            2,466              57                 22.82       51,013              1,164
12/31/98      15.44            3,612              56                 15.37        9,918                152
12/31/97      12.92               --              --                 12.88        3,434                 44
5/6/97        10.72               --              --                 10.70           --                 --


SPECIAL SITUATIONS

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01      $ 8.34          783                    $7             $ 8.32           --             $    --
12/31/00        8.89           --                    --               8.89           --                  --
10/2/00        10.00           --                    --              10.00           --                  --

STRATEGIC EQUITY

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01      $14.85             6,428              $95             $14.71       28,081             $   413
12/31/00       19.07             6,748              129              18.92       35,293                 668
12/31/99       22.06             6,034              133              21.92       11,085                 243
12/31/98       14.30             2,037               29              14.23        1,867                  27
12/31/97       14.36                --               --              14.31        1,265                  18
5/6/97         11.96                --               --              11.93           --                  --

TOTAL RETURN

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01     $20.78           31,678            $658                $20.56       97,467            $ 2,004
12/31/00      20.94           29,586             619                 20.75       82,761              1,717
12/31/99      18.20           32,717             595                 18.06      123,053              2,222
12/31/98      17.83           15,411             275                 17.72       81,617              1,446
12/31/97      16.18            2,430              39                 16.10       13,026                209
5/6/97        14.36               --              --                 14.31           --                 --

VALUE EQUITY

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01       $18.53              5,155         $96              $18.34             15,199        $   279
12/31/00        19.63              7,908         155               19.46              8,289            161
12/31/99        18.28              5,400          99               18.14             15,606            283
12/31/98        18.41              1,678          31               18.31              4,464             82
12/31/97        18.36              1,048          19               18.28              1,056             19
5/6/97          15.72                 --          --               15.66                 --             --


VAN KAMPEN GROWTH AND INCOME

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01       $21.92       16,888              $370              $21.65          94,979           $ 2,056
12/31/00        25.21       16,266               410               24.94         104,355             2,602
12/31/99        26.07       13,823               360               25.83          79,175             2,045
12/31/98        22.79        1,734                40               22.61          34,310               776
12/31/97        20.22           90                 2               20.09           8,223               165
5/6/97          17.27           --                --               17.18              --                --


PIMCO HIGH YIELD BOND

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01     $10.16            2,678             $27                $10.10       40,877            $   413
12/31/00      10.05              281               3                 10.01       10,232                102
12/31/99      10.27            1,835              19                 10.24        2,126                 22
12/31/98      10.09               --              --                 10.08           --                 --
5/1/98        10.00               --              --                 10.00           --                 --

PIMCO STOCKSPLUS GROWTH AND INCOME

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01      $10.29             3,570              $37             $10.23       17,395             $   178
12/31/00       11.77             4,111               48              11.72       18,364                 215
12/31/99       13.16             1,205               16              13.13       23,566                 309
12/31/98       11.12                --               --              11.11           --                  --
5/1/98         10.00                --               --              10.00           --                  --

ING VP WORLDWIDE GROWTH

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01    $ 7.04              --               $--                 $ 7.02        2,541           $    18
12/31/00      8.76           1,368                12                   8.75          840                 7
5/1/00       10.00              --                --                  10.00           --                --

JENNISON

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT
               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)


12/31/01     $ 6.31            2,389             $15                $ 6.30        6,046            $    38
12/31/00       7.85            1,467              12                  7.85          502                  4
5/1/00        10.00               --              --                 10.00           --                 --


SP JENNISON INTERNATIONAL GROWTH

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01      $ 5.42               362               $2             $ 5.41            14,064        $    76
12/31/00        8.57                --               --               8.56               848              7
10/2/00        10.00                --               --              10.00                --             --


ING VP MAGNACAP

               STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01     $ 9.36               --             $--                $ 9.35        2,556            $    24
5/1/01        10.00               --              --                 10.00           --               --

ING VP SMALLCAP OPPORTUNITIES

               STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01       $ 8.34          466                $4              $ 8.33             807              $     7
5/1/01          10.00           --                --               10.00              --                   --


ING VP GROWTH OPPORTUNITIES

               STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01      $ 7.80                --              $--             $ 7.79        2,676             $    21
5/1/01         10.00                --               --              10.00           --                --


PROFUND VP BULL

               STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01     $ 8.90               --             $--                $ 8.90           --            $ --
5/1/01        10.00               --              --                 10.00           --              --

PROFUND VP EUROPE 30

               STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01      $ 8.28           --              $--                  $ 8.27           --             $ --
5/1/01         10.00           --               --                     --            --               --


PROFUND VP SMALL-CAP

               STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01      $                --                   $--             $                --             $  --
5/1/01         10.00           --                    --                --            --                --

--------------------------------------------------------------------------------
                      APPENDIX B--THE INVESTMENT PORTFOLIOS
--------------------------------------------------------------------------------


                  DESCRIPTION OF UNDERLYING INVESTMENT OPTIONS

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios available under this Contract. They are listed in this Appendix. YOU BEAR THE ENTIRE INVESTMENT RISK FOR AMOUNTS YOU ALLOCATE TO ANY INVESTMENT PORTFOLIO, AND YOU MAY LOSE YOUR PRINCIPAL.

PLEASE KEEP IN MIND THE INVESTMENT RESULTS OF THE INVESTMENT PORTFOLIOS ARE LIKELY TO DIFFER SIGNIFICANTLY AND THERE IS NO ASSURANCE THAT ANY PORTFOLIO WILL ACHIEVE ITS RESPECTIVE INVESTMENT OBJECTIVE. SHARES OF THE PORTFOLIOS WILL RISE AND FALL IN VALUE AND YOU COULD LOSE MONEY BY INVESTING IN THE PORTFOLIOS. SHARES OF THE PORTFOLIOS ARE NOT BANK DEPOSITS AND ARE NOT GUARANTEED, ENDORSED OR INSURED BY ANY FINANCIAL INSTITUTION, THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. EXCEPT AS NOTED, ALL FUNDS ARE DIVERSIFIED, AS DEFINED UNDER THE INVESTMENT COMPANY ACT OF 1940.

INVESTMENT PORTFOLIO
                             DESCRIPTION

THE GCG TRUST

All Cap                      INVESTMENT OBJECTIVE
                             Capital appreciation through investment in securities which the Portfolio Manager believes have above-average capital appreciation potential

                             PRINCIPAL STRATEGIES
                             Invests primarily in equity securities of U.S. companies of any size. Uses fundamental analysis to select securities of individual companies which offer greatest potential for capital appreciation across industries to reduce risk. Emphasis is on companies whose stock prices appear undervalued; special situations that may increase earnings or market price of the company's shares; growth potential due to technological advances, new products or services; or other significant new developments that may enhance future earnings.

                             The Portfolio is non-diversified and, when compared with other funds, may invest a greater portion of its assets in a particular issuer. The Portfolio may engage in active and frequent trading to achieve its principal investment strategies, which increases transaction costs and may affect the Portfolio's performance.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Growth Investing Risk, Small and Mid-Cap Company Risk, Undervalued Securities Risk and Diversification Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. GROWTH INVESTING RISK refers to the risk that growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions of the issuing company's growth potential. SMALL AND MID-CAP COMPANY RISK refers to the risk that such companies may be more susceptible to price swings than larger companies because they have fewer financial resources, and limited product and market diversification. UNDERVALUED SECURITIES RISK refers to the risk that the market value of an undervalued security may not rise, or may fall, if certain anticipated events do not occur or if investor perceptions about the security do not improve. DIVERSIFICATION RISK refers to the risk that a non-diversified portfolio will be more volatile than a diversified portfolio because it invests its assets in a smaller number of issuers and the gains or losses on a single security or issuer will have a greater impact on the non-diversified fund's net asset value.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  Salomon Brothers Asset
                                                 Management Inc

Asset Allocation Growth      THIS PORTFOLIO IS CLOSED TO NEW INVESTORS AS OF
                             MAY 1, 2002

                             INVESTMENT OBJECTIVE
                             Maximize total return over the long term by allocating its assets among stocks, bonds, short-term instruments and other investments

                             PRINCIPAL STRATEGIES
                             Allocates assets within a specified range among the following classes, or types, of investments: stocks, including equity securities of all types (75%); bonds, including all varieties of fixed income securities and lower quality debt securities maturing in more than one year (25%); and all types of short-term and money market instruments (5%). This allocation may change from time to time and investment in these classes may be made by investing in other funds. The Portfolio may invest in other instruments that do not fall within these classes, and in securities of foreign issuers in addition to securities of domestic issuers.

                             In buying and selling securities for the Portfolio, the Portfolio Manager generally analyzes the issuer of a security using fundamental factors (e.g., growth potential, earnings estimates, and management) and/or quantitative factors (e.g., historical earnings, dividend yield, and earnings per share) and evaluates each security's current price relative to its estimated long-term value. Portfolio turnover rates are generally not a factor in making buy and sell decisions.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Income Risk, Interest Rate Risk, Credit Risk, Call Risk, Maturity Risk, Foreign Investment Risk, and Derivative Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. INCOME RISK refers to the risk that a portfolio's income may fall due to falling interest rates. INTEREST RATE RISK refers to the risk that fixed income securities could lose value because of interest rate changes. CREDIT RISK refers to the risk that the issuer of debt obligations may be unable to make principal and interest payments when they become due. CALL RISK refers to the risk that, during periods of falling interest rates, a bond issuer may "call" or repay, its high yielding bond before the bond's maturity date. Forced to invest the proceeds at lower interest rates, a portfolio would experience a decline in income. MATURITY RISK refers to the risk that the average maturity of a portfolio's fixed income investments will affect the volatility of the portfolio's share price. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs. To the extent that the portfolio invests more than 25% of its total assets in one geographic region or country, the portfolio may be more sensitive to economic and other factors in that geographic region or country than a more diversified fund. DERIVATIVE RISK refers to the risk that derivative instruments involve risks different from direct investments in underlying securities, including imperfect correlation between the value of the instruments and the underlying assets; risks of default by the other party to certain transactions; risks that the transactions may result in losses that partially or completely offset gains in portfolio positions; and risks that the transactions may not be liquid.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  Fidelity Management & Research
                                                 Company

Capital                      INVESTMENT OBJECTIVE
Appreciation                 Long-term capital growth

                             PRINCIPAL STRATEGIES
                             Invests primarily in equity securities believed to be undervalued relative to an issuer's current or projected earnings; relative to current market values of an issuer's assets; or relative to equity markets generally.

                             The Portfolio also may invest in preferred stocks and debt instruments that are consistent with its investment objective for their potential growth of capital and not for their ability to generate income, and up to 25% of its assets in foreign securities.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Value Investing Risk, and Foreign Investment Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. VALUE INVESTING RISK refers to the risk that undervalued stocks may not realize their perceived value for extended periods of time. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  A I M Capital Management, Inc.

Capital Growth               INVESTMENT OBJECTIVE
                             Long-term total return.


                             PRINCIPAL STRATEGIES
                             Invests primarily in common stocks of middle capitalization companies with market capitalizations of up to $5 billion. Focus is on companies believed to offer superior relative earnings growth potential.

                             The Portfolio Manager applies a growth-oriented investment philosophy defined by its early recognition of change, commitment to fundamental research, and emphasis on stock selection.

                             The Portfolio also may invest in securities of larger companies, and may invest a substantial portion of its assets in securities issued by small, small-cap and mid-cap companies, which may offer greater opportunities for share price increase than larger companies. Equity and debt securities in which the Portfolio normally invests include common and preferred stocks, convertible securities, bonds, and notes.

                             The Portfolio also may invest in foreign securities (including in emerging or developing markets); foreign currencies, options; lower-quality, high yielding debt securities (commonly called "junk bonds"); "zero-coupon" bonds; "payment-in-kind" bonds, and engage in short sales of securities it expects to decline in price. At times the Portfolio may invest more than 25% of its assets in securities of issuers in one or more market sectors if the investment return available justifies any additional risk associated with heavily investing in that sector.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Growth Investing Risk, Foreign Investment Risk, Small and Mid-Cap Company Risk, High-Yield Bond Risk, and Industry Concentration Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. GROWTH INVESTING RISK refers to the risk that growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions of the issuing company's growth potential. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs. SMALL AND MID-CAP COMPANY RISK refers to the risk that smaller companies may be more susceptible to price swings than larger companies because they have fewer financial resources, and limited product and market diversification. HIGH YIELD BOND RISK refers to the risk that high yield bonds (commonly referred to as "junk bonds") generally provide greater income and increased opportunity for capital appreciation than investments in higher quality debt securities, but also typically have greater potential volatility and principal and income risk. INDUSTRY CONCENTRATION RISK refers to the risk that a portfolio that invests primarily in securities of companies in a particular market sector may be subject to greater risks and market fluctuations than other portfolios that are more diversified by market sector.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER: Alliance Capital Management,L.P.

Capital Guardian             INVESTMENT OBJECTIVE
Small Cap Series             Long-term capital appreciation


                             PRINCIPAL STRATEGIES
                             Invests at least 80% of its assets in equity securities of small capitalization ("small-cap") companies that have total market capitalization within the range of companies included in the Russell 2000 Index and Standard & Poor's SmallCap 600 Index. May also invest up to 20% of its assets in companies outside of this range.

                             Equity securities in which the Portfolio may invest include common or preferred stocks, or securities convertible into or exchangeable for equity securities, such as warrants and rights. The Portfolio may also hold up to 15% of its assets in money market instruments and repurchase agreements.

                             Invests primarily in companies whose securities are traded on domestic stock exchanges or in the over-the-counter market that may still be in the developmental stage; older companies that appear to be entering a new stage of growth because of factors such as management changes or development of new technology, products or markets; or companies that may provide products or services with a high unit volume growth rate.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Small Company Risk, and OTC Investment Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. SMALL COMPANY RISK refers to the risk that small companies may be more susceptible to price swings than larger companies because they have fewer financial resources, and limited product and market diversification. OTC INVESTMENT RISK refers to the risk that over-the-counter ("OTC") securities are generally securities of companies that are smaller or newer than securities listed on the New York Stock or American Stock Exchanges and may involve greater risk.

                             INVESTMENT MANAGER:  Directed Services, Inc
                             PORTFOLIO MANAGER:  Capital Guardian Trust Company

Core Bond                    INVESTMENT OBJECTIVE
                             Maximum total return, consistent with preservation of capital and prudent investment management

                             PRINCIPAL STRATEGIES
                             Under normal circumstances, invests at least 80% of its assets in a diversified portfolio of fixed income instruments of varying maturities. The average portfolio duration of the Portfolio normally varies within a three- to six-year time frame based on the Portfolio Manager's forecast for interest rates.

                             Invests primarily in investment-grade debt securities, but may invest up to 10% of its assets in high yield securities ("junk bonds") rated B or higher by Moody's or S&P or, if unrated, determined by the Portfolio Manager to be of comparable quality. May invest up to 20% of its assets in securities denominated in foreign currencies, and beyond this limit in U.S. dollar-denominated securities of foreign issuers. Normally hedges at least 75% of its exposure to foreign currency to reduce the risk of loss due to fluctuations in currency exchange rates.

                             The Portfolio may engage in derivative transactions on securities in which it is permitted to invest, on securities indexes, interest rates and foreign currencies; may lend its portfolio securities to brokers, dealers and other financial institutions to earn income; and may seek without limitation to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls). The "total return" sought by the Portfolio consists of income earned on the Portfolio's investments, plus capital appreciation, if any, which generally arises from decreases in interest rates or improving credit fundamentals for a particular sector or security.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Interest Rate Risk, Issuer Risk, Credit Risk, Foreign Investment Risk, Currency Risk, Derivative Risk, Liquidity Risk, Mortgage Risk, and Leveraging Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. INTEREST RATE RISK refers to the risk that fixed income securities could lose value because of interest rate changes. ISSUER RISK refers to the risk that the value of a security may decline for a number of reasons which are directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer's goods and services. CREDIT RISK refers to the risk that the issuer of debt obligations may be unable to make principal and interest payments when they become due. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs. CURRENCY RISK refers to the risk that changes in currency exchange rates may affect foreign securities held by the portfolio and may reduce the returns of the portfolio. DERIVATIVE RISK refers to the risk that derivative instruments involve risks different from direct investments in underlying securities, including imperfect correlation between the value of the instruments and the underlying assets; risks of default by the other party to certain transactions; risks that the transactions may result in losses that partially or completely offset gains in portfolio positions; and risks that the transactions may not be liquid. LIQUIDITY RISK refers to the risk that investments in illiquid securities may reduce the portfolio's returns because it may be unable to sell the illiquid securities at an advantageous time or price. MORTGAGE Risk refers to the risk that rising interest rates tend to extend the duration of mortgage-related securities, making them more sensitive to changes in interest rates. In addition, mortgage-related securities are subject to prepayment risk, which may require a portfolio to reinvest that money at lower prevailing interest rates, thus reducing the portfolio's returns. LEVERAGING RISK refers to the risk that that the use of leverage may cause a portfolio to liquidate portfolio positions when it may not be advantageous to do so to satisfy its obligations or to meet segregation requirements.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  Pacific Investment Management
                                                 Company LLC

Developing World             INVESTMENT OBJECTIVE
                             Capital appreciation

                             PRINCIPAL STRATEGIES
                             Invests primarily in the equity securities of companies in "emerging market countries." Normally invests in at least six emerging market countries with no more than 35% of its assets in any one country. Emerging market countries are those that are identified as such in the Morgan Stanley Capital International Emerging Markets Free Index, or the International Finance Corporation Emerging Market Index, or by the Portfolio Manager because they have a developing economy or because their markets have begun a process of change and are growing in size and/or sophistication.

                             Investment process seeks to deliver superior risk-adjusted returns using fundamental analysis to evaluate key investment drivers at both the country and company level to identify unrecognized growth opportunities. Equity securities in which the Portfolio invests are primarily common stocks, but may also include other types of equity and equity derivative securities. May invest 10% in debt securities rated below investment-grade.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Emerging Market Risk, and Foreign Investment Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. EMERGING MARKET RISK refers to the risk that investing in emerging market countries present risks in a greater degree than, and in addition to, investing in foreign issuers in general. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs. To the extent that the Portfolio invests more than 25% of its total assets in one geographic region or country, the Portfolio may be more sensitive to economic and other factors in that geographic region or country than a more diversified fund.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  Baring International Investment
                                                 Limited

Diversified Mid-Cap          INVESTMENT OBJECTIVE Long-term growth of capital.

                             PRINCIPAL STRATEGIES
                             Normally invests at least 80% of its assets in securities of companies with medium market capitalizations (i.e., equaling or exceeding $250 million and similar to the top range of the Russell Midcap or Standard & Poor's MidCap 400 Indexes at time of investment). Normally invests primarily in common stocks of companies with medium market capitalizations, but may also invest in companies with smaller or larger market capitalizations and in securities of foreign issuers in addition to securities of domestic issuers.

                             The Portfolio Manager is not constrained by any particular investment style and at any given time, may buy "growth" stocks or "value" stocks, or a combination of both types. Fundamental analysis is used to evaluate the current financial condition, industry position, and economic and market conditions. Factors considered include growth potential, earnings estimates and management. Statistical models are then used to further evaluate growth potential, valuation, liquidity and investment risk. Focus is on securities that offer strong opportunities for long-term growth of capital and are attractively valued. May use various techniques, such as buying and selling futures contracts and exchange traded funds, to increase or decrease exposure to changing security prices or other factors that affect security values.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Growth Investing Risk, Value Investing Risk, Small Company Risk, Foreign Investment Risk, and Derivative Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. GROWTH INVESTING RISK refers to the risk that growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions of the issuing company's growth potential. VALUE INVESTING RISK refers to the risk that undervalued stocks may not realize their perceived value for extended periods of time. SMALL COMPANY RISK refers to the risk that small companies may be more susceptible to price swings than larger companies because they have fewer financial resources, and limited product and market diversification. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments and higher transaction costs. To the extent that the portfolio invests more than 25% of its total assets in one geographic region or country, the portfolio may be more sensitive to economic and other factors in that geographic region or country than a more diversified fund. DERIVATIVE RISK refers to the risk that derivative instruments involve risks different from direct investments in underlying securities, including imperfect correlation between the value of the instruments and the underlying assets; risks of default by the other party to certain transactions; risks that the transactions may result in losses that partially or completely offset gains in portfolio positions; and risks that the transactions may not be liquid.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  Fidelity Management & Research
                                                 Company

Equity Income                INVESTMENT OBJECTIVE
                             Substantial dividend income as well as long-term growth of capital.

                             PRINCIPAL STRATEGIES
                             Normally invests at least 65% of its assets in common stocks of well-established companies paying above-average dividends.

                             The Portfolio Manager typically employs a "value" approach in selecting investments, seeking companies that appear to be undervalued by various measures and may be temporarily out of favor, but have good prospects for capital appreciation and dividend growth. In selecting investments, the Portfolio Manager generally looks for companies with an established operating history, above-average dividend yield relative to the S&P 500; low price/earnings ratio relative to the S&P 500; a sound balance sheet and other positive financial characteristics; and low stock price relative to a company's underlying value as measured by assets, cash flow or business franchises.

                             Invests primarily in U.S. common stocks, but may also invest in other securities, including foreign securities, debt securities, and futures and options in keeping with its objective. May also invest in shares of the T. Rowe Price Reserve Investment Funds, Inc., an internally managed money market fund of T. Rowe Price; and may invest in securities that do not meet its normal criteria when perceives unusual opportunity for gain.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, and Value Investing Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. VALUE INVESTING RISK refers to the risk that undervalued stocks may not realize their perceived value for extended periods of time.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  T. Rowe Price Associates, Inc.

Fully Managed                INVESTMENT OBJECTIVE
                             Over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk

                             PRINCIPAL STRATEGIES
                             Pursues an active asset allocation strategy whereby investments are allocated among three asset classes
                             - equity securities, debt securities and money market instruments. Uses a value approach to reduce risk and maximize gains. Invests primarily in common stocks of established companies that are believed to have above-average potential for capital growth. Common stocks typically comprise at least half of the Portfolio's total assets. Remaining assets are generally invested in other securities, including convertibles, warrants, preferred stocks, corporate and government debt, foreign securities, futures, and options on securities, financial indices and foreign currencies as a cash management tool.

                             Also may invest in short-term U.S.
                             dollar-denominated obligations of foreign banks if, at the time of purchase, such banks have more than $1 billion in assets. The Portfolio may engage in active and frequent trading to achieve its principal investment strategies, which increases transaction costs and could detract from the Portfolio's performance. The Portfolio may purchase securities that do not meet its normal investment criteria when perceives unusual opportunity for gain.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Income Risk, Interest Rate Risk, Credit Risk, Call Risk, Value Investing Risk, and Allocation Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. INCOME RISK relates to the risk that a portfolio's income may fall due to falling interest rates. Income risk is greatest for short-term bonds and the least for long-term bonds. INTEREST RATE RISK refers to the risk that fixed income securities could lose value because of interest rate changes. CREDIT RISK refers to the risk that the issuer of debt obligations may be unable to make principal and interest payments when they become due. CALL RISK refers to the risk that, during periods of falling interest rates, a bond issuer may "call" or repay its high yielding bond before the bond's maturity date. Forced to invest the proceeds at lower interest rates, a portfolio would experience a decline in income. VALUE INVESTING RISK refers to the risk that undervalued stocks may not realize their perceived value for extended periods of time. ALLOCATION RISK refers to the risk that a portfolio could miss attractive investment opportunities by underweighting markets where there are significant returns, and could lose value by overweighting markets where there are significant declines.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  T. Rowe Price Associates, Inc.

Growth                       INVESTMENT OBJECTIVE
                             Capital appreciation

                             PRINCIPAL STRATEGIES
                             Invests primarily in common stocks selected for their growth potential. The Portfolio may invest in companies of any size, from larger, well-established companies to smaller, emerging growth companies; without limit in foreign equity and debt securities (including in emerging or developing markets); up to 35% of its net assets in high-yield bonds; and in forward foreign currency contracts, futures and options.

                             The Portfolio Manager applies a "bottom up" approach in choosing investments in companies with earnings growth potential. If the Portfolio Manager is unable to find such investments, a significant portion of the Portfolio's assets may be in cash or similar investments.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Growth Investing Risk, Small Company Risk, Foreign Investment Risk and High Yield Bond Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. GROWTH INVESTING RISK refers to the risk that growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions of the issuing company's growth potential. SMALL COMPANY RISK refers to the risk that small companies may be more susceptible to price swings than larger companies because they have fewer financial resources, and limited product and market diversification. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs. To the extent that the portfolio invests more than 25% of its total assets in one geographic region or country, the portfolio may be more sensitive to economic and other factors in that geographic region or country than a more diversified fund. HIGH YIELD BOND RISK refers to the risk that high yield bonds (commonly referred to as "junk bonds") generally provide greater income and increased opportunity for capital appreciation than investments in higher quality debt securities, but they also typically have greater potential volatility and principal and income risk.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  Janus Capital Management LLC

Hard Assets                  INVESTMENT OBJECTIVE
                             Long-term capital appreciation

                             PRINCIPAL STRATEGIES
                             Invests at least 80% of its assets in the equities of producers of commodities. May invest in equity securities and debt securities of hard asset companies, including structured notes, whose value is linked to the price of a hard asset commodity or a commodity index. Hard asset companies are companies that are directly or indirectly engaged significantly in the exploration, development, production or distribution of commodities.

                             Also may invest in securities of foreign issuers (including up to 35% in South Africa); ompanies not engaged in natural resources/hard asset activities; investment-grade corporate debt; U.S. government or foreign obligations; money market instruments; repurchase agreements; special classes of shares available only to foreign persons in those markets that restrict ownership of certain classes of equity to nationals or residents of that country; derivatives; and equity securities listed on the U.S. or foreign securities exchanges or traded over-the-counter. The Portfolio may engage in active and frequent trading to achieve its principal investment strategies, which increases transaction costs and could detract from the Portfolio's performance. The Portfolio is non-diversified and, when compared with other funds, may invest a greater portion of its assets in a particular issuer.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Hard Asset Risk, Sector Concentration Risk, Industry Concentration Risk, OTC Investment Risk, Foreign Investment Risk, Emerging Market Risk and Diversification Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. HARD ASSET RISK refers to the risk that the production and marketing of hard assets (commodities) may be affected by actions and changes in governments. Securities of hard asset companies may be subject to broad price fluctuations, reflecting volatility of energy and basic materials prices and possible instability of supply of various hard assets. SECTOR CONCENTRATION RISK refers to the risk that, to the extent a portfolio's assets are concentrated in a single market sector, volatility in that sector will have a greater impact on the portfolio than it would on a fund that has not concentrated its investment. INDUSTRY CONCENTRATION RISK refers to the risk that a portfolio that invests primarily in securities of companies in a particular market sector may be subject to greater risks and market fluctuations than other portfolios that are more diversified by market sector. OTC INVESTMENT RISK refers to the risk that over-the-counter ("OTC") securities are generally securities of companies that are smaller or newer than securities listed on the New York Stock or American Stock Exchanges and may involve greater risk. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs. To the extent that the Portfolio invests more than 25% of its total assets in one geographic region or country, the Portfolio may be more sensitive to economic and other factors in that geographic region or country than a more diversified fund. EMERGING MARKET RISK refers to the risk that investing in emerging market countries present risks in a greater degree than, and in addition to investing in foreign issuers in general. DIVERSIFICATION RISK refers to the risk that a non-diversified portfolio will be more volatile than a diversified portfolio because it invests its assets in a smaller number of issuers, and the gains or losses on a single security or issuer will have a greater impact on the non-diversified fund's net asset value.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  Baring International Investment
                                                 Limited

International                INVESTMENT OBJECTIVE
Equity                       Long-term growth of capital

                             PRINCIPAL STRATEGIES
                             Under normal conditions, invests at least 80% of its net assets in equity securities of issuers located in countries outside of the United States.

                             Equity securities may include common and preferred stocks, warrants and convertible securities. The Portfolio may invest in companies located in countries with emerging securities markets when believed to present attractive investment opportunities and also may invest up to 35% of its assets in securities of U.S. issuers, including investment-grade debt securities. The Portfolio invests primarily in equity securities of larger companies, but may also invest in small- and medium-sized companies.

                             The Portfolio Manager will invest at least 65% of the Portfolio in assets of companies which, based upon a fundamental analysis of a company's earning prospects, it believes will experience faster earnings per share growth than that of other companies in one or more of the same market, sector, or industry.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Foreign Investment Risk, Medium and Small Company Risk, Liquidity Risk, Debt Securities Risk, Emerging Market Risk, and Market Trends Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs. To the extent that it invests more than 25% of its total assets in one geographic region or country, the portfolio may be more sensitive to economic and other factors in that geographic region or country than a more diversified fund. MEDIUM AND SMALL COMPANY RISK refers to the risk that these companies may be more susceptible to price swings than larger companies because they have fewer financial resources, and limited product and market diversification. LIQUIDITY RISK refers to the risk that a portfolio's investments in illiquid securities may reduce the returns of the portfolio because it may be unable to sell the illiquid securities at an advantageous time or price. DEBT SECURITIES RISK refers to the risks inherent in investing in debt securities, such as bonds. These risk include credit risk (the risk that the borrower will not make timely payments of principal and interest); and interest rate risk (the risk that the value of the security may fall when interest rates rise). EMERGING MARKET RISK refers to the risk that investing in emerging market countries present risks in a greater degree than, and in addition to investing in foreign issuers in general. MARKET TRENDS RISK refers to the risk that from time to time, the stock market may not favor the securities in which the Portfolio invests.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  ING Investments, LLC

Internet TollkeeperSM        INVESTMENT OBJECTIVE
Series*                      Long-term growth of capital

*"Internet TollkeeperSM"
is a service mark of         PRINCIPAL STRATEGIES
Goldman, Sachs & Co.         Invests,  under  normal  circumstances,  at least
Goldman, Sachs & Co. has     80% of its net assets plus any  borrowings  for
licensed the service mark    investment  purposes  (measured  at  time  of
to Directed Services, Inc.   investment)  in  equity  securities  of  "Internet
to use in connection with    Tollkeeper"   companies.   Internet   Tollkeeper
the Portfolio.               companies   are   companies   in  the   media,
                             telecommunications, technology and Internet sectors, which provide access, infrastructure, content and services to Internet companies and Internet users, and which generally have predictable, sustainable or recurring revenue streams. The Portfolio may invest in companies that merely have an Internet site or sell some products over the Internet as part of the Portfolio's 20% basket of securities which are not or may not be defined as Internet Tollkeepers.

                             Because the Portfolio concentrates its investments in Internet Tollkeeper companies, the Portfolio's performance may be substantially different from the returns of the broader stock market and of "pure" Internet funds. The Portfolio may participate significantly in the initial public offering ("IPO") market; invest up to 35% of its total assets in companies whose rapid adoption of an Internet strategy is expected to improve their cost structure, revenue opportunities or competitive advantage and Internet-based companies believed to exhibit a sustainable business model; and invest up to 25% of its total assets in foreign securities, including securities of issuers in emerging markets or countries and securities quoted in foreign currencies.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Interest Rate Risk, Credit Risk, Internet Risk, IPO Risk, Industry Concentration Risk, Price Volatility Risk, Growth Investing Risk, Foreign Investment Risk, Emerging Market Risk, Stock Risk, Derivative Risk, Liquidity Risk, and REIT Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. INTEREST RATE RISK refers to the risk that fixed income securities could lose value because of interest rate changes. CREDIT RISK refers to the risk that the issuer of debt obligations may be unable to make principal and interest payments when they become due. INTEREST RATE RISK refers to the risk that fixed income securities could lose value because of interest rate changes. IPO RISK refers to the risk that Initial Public Offerings or "IPOs" may be more volatile than other securities, and may have a magnified impact on the portfolio during the start-up phase when the portfolio's asset base is relatively small. INDUSTRY CONCENTRATION RISK refers to the risk that a portfolio that invests primarily in securities of companies in a particular market sector may be subject to greater risks and market fluctuations than other portfolios that are more diversified by market sector. PRICE VOLATILITY RISK refers to the risk that the value of the Portfolio changes as the prices of its investments go up and down. GROWTH INVESTING RISK refers to the risk that growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions of the issuing company's growth potential. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs. EMERGING MARKET RISK refers to the risk that investing in emerging market countries present risks in a greater degree than, and in addition to investing in foreign issuers in general. STOCK RISK refers to the risk that stock prices have historically risen and fallen in periodic cycles. DERIVATIVE RISK refers to the risk that derivative instruments involve risks different from direct investments in underlying securities, including imperfect correlation between the value of the instruments and the underlying assets; risks of default by the other party to certain transactions; risks that the transactions may result in losses that partially or completely offset gains in portfolio positions; and risks that the transactions may not be liquid. LIQUIDITY RISK refers to the risk that a portfolio's investments in illiquid securities may reduce the returns of the portfolio because it may be unable to sell the illiquid securities at an advantageous time or price. REIT RISK refers to the risk that investing in Real Estate Investment Trusts or "REITs" involves certain unique risks in addition to those risks associated with investing in the real estate industry in general, including more abrupt or erratic price movements and lack of market liquidity. REITs whose underlying properties are concentrated in a particular industry or geographic region are also subject to risks affecting such industries and regions.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER: Goldman Sachs Asset Management, a unit of the Investment Management Division of Goldman, Sachs & Co.

Investors                    INVESTMENT OBJECTIVE
                             Long-term growth of capital. Current income is a secondary objective.


                             PRINCIPAL STRATEGIES
                             Invests primarily in equity securities of U.S. companies. May also invest in other equity securities, and to a lesser degree, in income producing securities such as debt securities.

                             Emphasizes individual security selection while spreading investments across industries, which may help to reduce risk. Portfolio Manager's bottom-up approach focuses on identifying established large capitalization companies with over $5 billion in market capitalization, and companies with solid growth potential at reasonable values. The Portfolio Manager employs fundamental analysis to analyze each company in detail, ranking its management, strategy and competitive market position.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Income Risk, Interest Rate Risk, Credit Risk, Call Risk, Maturity Risk, and Growth Investing Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. INCOME RISK relates to the risk that a portfolio's income may fall due to falling interest rates. Income risk is greatest for short-term bonds and the least for long-term bonds. INTEREST RATE RISK refers to the risk that fixed income securities could lose value because of interest rate changes. CREDIT RISK refers to the risk that the issuer of debt obligations may be unable to make principal and interest payments when they become due. CALL RISK refers to the risk that, during periods of falling interest rates, a bond issuer may "call" or repay, its high yielding bond before the bond's maturity date. Forced to invest the proceeds at lower interest rates, a portfolio would experience a decline in income. MATURITY RISK refers to the risk that the average maturity of a portfolio's fixed income investments will affect the volatility of the portfolio's share price. Fixed income securities with longer maturities will be more volatile than fixed income securities with shorter maturities. GROWTH INVESTING RISK refers to the risk that growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions of the issuing company's growth potential.

                             INVESTMENT MANAGER: Directed Services, Inc.
                             PORTFOLIO MANAGER:  Salomon Brothers Asset
                                                 Management Inc.

Janus Growth                 INVESTMENT OBJECTIVE
and Income                   Long-term capital growth and current income


                             PRINCIPAL STRATEGIES
                             Normally emphasizes investments in common stocks. Normally invests up to 75% of its assets in equity securities selected primarily for their growth potential, and at least 25% of its assets in securities believed to have income potential. Because of this investment strategy, the Portfolio is not designed for investors who need consistent income.

                             The Portfolio Manager shifts assets between the growth and income components of the Portfolio based on the its analysis of relevant market, financial and economic conditions. If the Portfolio Manager believes that growth securities will provide better returns than the yields available or expected on income-producing securities, the Portfolio will place a greater emphasis on the growth component. The growth component of the Portfolio is expected to consist primarily of common stocks, but may also include warrants, preferred stocks or convertible securities selected primarily for their growth potential. The income component of the Portfolio will consist of securities that the Portfolio Manager believes have income potential, including equity securities, convertible securities and all types of debt securities. Equity securities may be included in the income component of the Portfolio if they currently pay dividends or the Portfolio Manager believes they have the potential for either increasing their dividends or commencing dividends, if none are currently paid.

                             The Portfolio may also invest in debt securities; without limit in foreign equity and debt securities (either indirectly through depositary receipts or directly in foreign markets); high-yield bonds (up to 35%) of any quality; index/structured securities; options, futures, forwards, swaps and other types of derivatives for hedging purposes or for non-hedging purposes such as seeking to enhance return; securities purchased on a when-issued, delayed delivery or forward commitment basis; illiquid investments (up to 15%); special situation companies; and in cash or similar investments when market conditions are unfavorable. Portfolio turnover rates are generally not a factor in making buy and sell decisions.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Income Risk, Interest Rate Risk, Credit Risk, Maturity Risk, Growth Investing Risk, Foreign Investment Risk, High Yield Bond Risk, and Special Situations Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. INCOME RISK relates to the risk that a portfolio's income may fall due to falling interest rates. Income risk is greatest for short-term bonds and the least for long-term bonds. INTEREST RATE RISK refers to the risk that fixed income securities could lose value because of interest rate changes. CREDIT RISK refers to the risk that the issuer of debt obligations may be unable to make principal and interest payments when they become due. MATURITY RISK refers to the risk that the average maturity of a portfolio's fixed income investments will affect the volatility of the portfolio's share price. Fixed income securities with longer maturities will be more volatile than fixed income securities with shorter maturities. GROWTH INVESTING RISK refers to the risk that growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions of the issuing company's growth potential. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs. To the extent that the portfolio invests more than 25% of its total assets in one geographic region or country, the portfolio may be more sensitive to economic and other factors in that geographic region or country than a more diversified fund. HIGH YIELD BOND RISK refers to the risk that high yield bonds (commonly referred to as "junk bonds") generally provide greater income and increased opportunity for capital appreciation than investments in higher quality debt securities, but they also typically have greater potential volatility and principal and income risk. SPECIAL SITUATIONS RISK refers to the risk that investments in special situations companies may not appreciate if an anticipated development does not occur or does not attract anticipated attention.

                             An investment in the Portfolio may also be subject to the following additional non-principal risks which are described in detail in the prospectus:
                             Derivative Risk, Sector Risk, Small Company Risk, and Call Risk.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  Janus Capital Management LLC

Large Cap Value              INVESTMENT OBJECTIVE
                             Long-term growth of capital and income


                             PRINCIPAL STRATEGIES
                             Under normal market conditions, invests at least 80% of its assets in equity and equity-related securities of companies with market capitalization greater than $1 billion at the time of investment.

                             In selecting investments, greater consideration is given to potential appreciation and future dividends than to current income. The Portfolio may hold American Depositary Receipts, which are U.S. registered securities of foreign issuers that are denominated in U.S. dollars, and other securities representing ownership interests in securities of foreign companies, such as European Depositary Receipts and Global Depositary Receipts.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, and Growth Investing Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. GROWTH INVESTING RISK refers to the risk that growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions of the issuing company's growth potential.

                             INVESTMENT MANAGER: Directed Services, Inc.
                             PORTFOLIO MANAGER:  Capital Guardian Trust Company

Limited Maturity Bond        INVESTMENT OBJECTIVE

                             Highest current income consistent with low risk to principal and liquidity. As a secondary objective, the Portfolio seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.

                             PRINCIPAL STRATEGIES
                             Invests primarily in a diversified portfolio of limited maturity debt securities. These short- to intermediate-term debt securities have remaining maturities of seven years or less. The dollar-weighted average maturity of the Portfolio generally will not exceed five years and in periods of rapidly rising interest rates may be shortened to one year or less. The Portfolio Manager utilizes a decision making process based on active duration management; yield curve analysis; sector selection; and security selection.

                             Invests in non-government securities only if rated Baa3 or better by Moody's Investors Service, Inc. ("Moody's") or BBB- or better by Standard & Poor's Corporation ("S&P") or, if not rated by Moody's or S&P, the Portfolio Manager determines that they are of comparable quality. Money market securities must be rated in the two highest rating categories by Moody's (P-1 or P-2) or S&P (A-1+, A-1 or A-2), or determined to be of comparable quality by the Portfolio Manager. In addition, may purchase private placements of debt securities (which are often restricted securities) along with other illiquid securities, subject to appropriate limits. The Portfolio may borrow up to 10% of the value of its net assets. This amount may be increased to 25% for temporary purposes. The Portfolio may engage in active and frequent trading to achieve its principal investment strategies.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Income Risk, Interest Rate Risk, Issuer Risk, Credit Risk, and Call Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. INCOME RISK relates to the risk that a portfolio's income may fall due to falling interest rates. Income risk is greatest for short-term bonds and the least for long-term bonds. INTEREST RATE RISK refers to the risk that fixed income securities could lose value because of interest rate changes. ISSUER RISK refers to the risk that the value of a security may decline for a number of reasons which are directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer's goods and services. CREDIT RISK refers to the risk that the issuer of debt obligations may be unable to make principal and interest payments when they become due. CALL RISK refers to the risk that, during periods of falling interest rates, a bond issuer may "call" or repay, its high yielding bond before the bond's maturity date. Forced to invest the proceeds at lower interest rates, a portfolio would experience a decline in income.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  ING Investment Management LLC

Liquid Asset                 INVESTMENT OBJECTIVE
                             High level of current income consistent with the preservation of capital and liquidity


                             PRINCIPAL STRATEGIES
                             The Portfolio Manager strives to maintain a stable $1 per share net asset value and its investment strategy focuses on safety of principal, liquidity and yield, in order of importance, to achieve this goal.

                             At least 95% of the Portfolio's investments must be rated in the highest short-term ratings category (or determined to be of comparable quality by the Portfolio Manager) and the Portfolio Manager must make an independent determination that each investment represents minimal credit risk to the Portfolio. The average maturity of the Portfolio's securities may not exceed 90 days and the maturity of any individual security may not exceed 397 days. At the time of purchase, no more than 5% of total assets may be invested in the securities of a single issuer. In addition, no more than 10% of total assets may be subject to demand features or guarantees from a single institution. The 10% demand feature and guarantee restriction is applicable to 75% of total assets subject to certain exceptions. The Portfolio may invest in U.S. dollar-denominated money market instruments.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Income Risk, Interest Rate Risk, and Credit Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. INCOME RISK relates to the risk that a portfolio's income may fall due to falling interest rates. Income risk is greatest for short-term bonds and the least for long-term bonds. INTEREST RATE RISK refers to the risk that fixed income securities could lose value because of interest rate changes. CREDIT RISK refers to the risk that the issuer of debt obligations may be unable to make principal and interest payments when they become due.

                             AN INVESTMENT IN THE LIQUID ASSET PORTFOLIO IS NEITHER INSURED NOR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. ALTHOUGH THE PORTFOLIO SEEKS TO PRESERVE THE VALUE OF YOUR INVESTMENT AT $1.00 PER SHARE, IT IS POSSIBLE TO LOSE MONEY BY INVESTING IN THE PORTFOLIO, AND THE PORTFOLIO MANAGER CANNOT ASSURE THAT THE PORTFOLIO WILL BE ABLE TO MAINTAIN A STABLE $1 SHARE PRICE.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER: ING Investment Management LLC

Managed Global               INVESTMENT OBJECTIVE
                             Capital appreciation. Current income is only an incidental consideration.


                             PRINCIPAL STRATEGIES
                             Invests primarily in common stocks traded in securities markets throughout the world. The Portfolio may invest up to 100% of its total assets in securities traded in securities markets outside the United States. The Portfolio generally invests at least 65% of its total assets in at least three different countries, one of which may be the United States.

                             In unusual market circumstances where the Portfolio Manager believes that foreign investing may be unduly risky, all of the Portfolio's assets may be invested in the United States. The Portfolio may hold a portion of its assets in cash or money market instruments; and may invest in any type of company, large or small, with earnings showing relatively strong growth trend, or in a company in which significant further growth is not anticipated but whose securities are thought to be undervalued, and also in small and relatively less well known companies.

                             The Portfolio is non-diversified and, when compared with other funds, may invest a greater portion of its assets in a particular issuer. The Portfolio may engage in active and frequent trading to achieve its principal investment strategies, which increases transaction costs and could detract from performance.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Emerging Market Risk, Small Company Risk, Foreign Investment Risk, and Diversification Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. EMERGING MARKET RISK refers to the risk that investing in emerging market countries present risks in a greater degree than, and in addition to investing in foreign issuers in general. SMALL COMPANY RISK refers to the risk that small companies may be more susceptible to price swings than larger companies because they have fewer financial resources, and limited product and market diversification. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs. To the extent that the portfolio invests more than 25% of its total assets in one geographic region or country, the portfolio may be more sensitive to economic and other factors in that geographic region or country than a more diversified fund. DIVERSIFICATION RISK refers to the risk that a non-diversified portfolio will be more volatile than a diversified portfolio because it invests its assets in a smaller number of issuers, and the gains or losses on a single security or issuer will have a greater impact on the non-diversified fund's net asset value.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  Capital Guardian Trust Company

Mid-Cap Growth               INVESTMENT OBJECTIVE
                             Long-term growth of capital

                             PRINCIPAL STRATEGIES
                             Normally invests at least 80% of its total assets in common stocks and related securities (such as preferred stocks, convertible securities and depositary receipts) of companies with medium market capitalizations (or "mid-cap companies") believed to have above-average growth potential.

                             The Portfolio Manager defines mid-cap companies as companies with market capitalizations equaling or exceeding $250 million but not exceeding the top range of the Russell MidCap Growth Index at the time of investment. The Portfolio's investments may include securities listed on a securities exchange or traded in the over-the-counter markets.

                             Emphasis is on growth companies which demonstrate a strong franchis; strong cash flows and a recurring revenue stream; a solid industry position, where there is potential for high profit margins and substantial barriers to new entry in the industry; a strong management team with a clearly defined strategy; and a catalyst that may accelerate growth. The Portfolio uses a bottom-up investment style in managing the Portfolio.

                             The Portfolio may invest in foreign securities (including emerging markets securities), and may have exposure to foreign currencies through its investment in these securities, its direct holdings of foreign currencies or through its use of foreign currency exchange contracts for the purchase or sale of a fixed quantity of foreign currency at a future date. The Portfolio may engage in active and frequent trading to achieve its principal investment strategies, which increases transaction costs and could detract from the Portfolio's performance. The Portfolio is non-diversified and, when compared with other funds, may invest a greater portion of its assets in a particular issuer.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Mid-Cap Company Risk, OTC Investment Risk, Growth Investing Risk, Foreign Investment Risk, Emerging Market Risk, and Diversification Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. MID-CAP COMPANY RISK refers to the risk that investment in mid-cap companies entails greater risk than investing in larger, more established companies because they have more narrow product lines, more limited financial resources and a more limited trading market for their stocks. OTC INVESTMENT RISK refers to the risk that over-the-counter ("OTC") securities are generally securities of companies that are smaller or newer than securities listed on the New York Stock or American Stock Exchanges and may involve greater risk. GROWTH INVESTING RISK refers to the risk that growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions of the issuing company's growth potential. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs. EMERGING MARKET RISK refers to the risk that investing in emerging market countries present risks in a greater degree than, and in addition to investing in foreign issuers in general. DIVERSIFICATION RISK refers to the risk that a non-diversified portfolio will be more volatile than a diversified portfolio because it invests its assets in a smaller number of issuers, and the gains or losses on a single security or issuer will have a greater impact on the non-diversified fund's net asset value.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  Massachusetts Financial
                                                 Services Company

Real Estate                  INVESTMENT OBJECTIVE
                             Capital appreciation. Current income is a secondary objective.


                             PRINCIPAL STRATEGIES
                             Invests at least 80% of its assets in equity securities of companies in the real estate industry that are listed on national exchanges or the National Association of Securities Dealers Automated Quotation System ("NASDAQ").

                             Focus is on real estate investment trusts ("REITs") as well as real estate companies that invest in a variety of property types and regions. Securities are generally selected for long-term investment. The majority of the Portfolio's assets are invested in companies that have at least 50% of their assets in, or that derive at least 50% of their revenues from, the following sectors of the real estate industry: ownership (including listed real estate investment trusts); construction and development; asset sales; property management or sale; and other related real estate services. The Portfolio may invest more than 25% of its assets in any of the above sectors.

                             The Portfolio also may invest in equity, debt, or convertible securities of issuers whose products and services are related to the real estate industry; financial institutions which issue or service mortgages; and securities of companies unrelated to the real estate industry but which have significant real estate holdings believed to be undervalued. The Portfolio is non-diversified and, when compared with other funds, may invest a greater portion of its assets in a particular issuer.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Real Estate Risk, Industry Concentration Risk, and Diversification Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. REAL ESTATE RISK refers to the risk that, although the portfolio will not invest in real estate directly, it may invest in real estate industry companies, including real estate investment trusts ("REITs"). As a result, the portfolio may be subject to certain risks associated with direct ownership of real estate and the real estate industry in general, including declines in the value of real estate, adverse changes in the climate for real estate, risks related to general and local economic conditions, over-building and increased competition, tenant credit worthiness and ability to meet rent obligations, increases in property taxes and operating expenses, changes in zoning laws, casualty or condemnation losses, limitations on rents, changes in neighborhood values, the appeal of properties to tenants, leveraging of interests in real estate, and increase in interest rates. INDUSTRY CONCENTRATION RISK refers to the risk that a portfolio that invests primarily in securities of companies in a particular market sector may be subject to greater risks and market fluctuations than other portfolios that are more diversified by market sector. DIVERSIFICATION RISK refers to the risk that a non-diversified portfolio will be more volatile than a diversified portfolio because it invests its assets in a smaller number of issuers, and the gains or losses on a single security or issuer will have a greater impact on the non-diversified fund's net asset value.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  Van Kampen

Research                     INVESTMENT OBJECTIVE
                             Long-term growth of capital and future income


                             PRINCIPAL STRATEGIES
                             Normally invests at least 80% of its total assets in common stocks and related securities (such as preferred stocks, convertible securities and depositary receipts). Focus is on companies believed to have favorable prospects for long-term growth, attractive valuations based on current and expected earnings or cash flow, dominant or growing market share and superior management. The Portfolio may invest in companies of any size, and its investments may include securities traded on securities exchanges or in the over-the-counter markets.

                             The Portfolio may invest in foreign equity securities (including emerging market securities), and may have exposure to foreign currencies through its investment in these securities, its direct holdings of foreign currencies or through its use of foreign currency exchange contracts for the purchase or sale of a fixed quantity of foreign currency at a future date. The Portfolio may engage in active and frequent trading to achieve its principal investment stategies, which increases transaction costs and could detract from the Portfolio's performance.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, OTC Investment Risk and Foreign Investment Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. OTC INVESTMENT RISK refers to the risk that over-the-counter ("OTC") securities are generally securities of companies that are smaller or newer than securities listed on the New York Stock or American Stock Exchanges and may involve greater risk. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  Massachusetts Financial
                                                 Services Company

Special Situations           INVESTMENT OBJECTIVE
                             Capital appreciation

                             PRINCIPAL STRATEGIES
                             Invests primarily in common stocks selected for their capital appreciation potential. The Portfolio Manager applies a bottom-up investment approach to select stocks of "special situation" companies believed to have been overlooked or undervalued by other investors. A "special situation" arises when, in the Portfolio Manager's opinion, securities of a particular company will appreciate in value due to a specific development with respect to that issuer. Special situations may include significant changes in a company's allocation of its existing capital, a restructuring of assets, or a redirection of free cash flows. Special situations may also result from
                             (i) significant changes in industry structure through regulatory developments or shifts in competition; (ii) a new or improved product, service, operation or technological advance; (iii) changes in senior management; or (iv) significant changes in cost structure. The Portfolio Manager pays particular attention to companies that it thinks have high free cash flows.

                             The Portfolio is non-diversified and may hold larger positions in a smaller number of securities than a diversified fund. The Portfolio may also invest in debt securities; foreign equity and debt securities (either indirectly through depositary receipts or directly in foreign markets); high-yield bonds (up to 35%) of any quality; index/structured securities; options, futures, forwards, swaps and other types of derivatives for hedging purposes or for non-hedging purposes such as seeking to enhance return; securities purchased on a when-issued, delayed delivery or forward commitment basis; and illiquid investments (up to 15%). Portfolio turnover rates are generally not a factor in making buy and sell decisions.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Small Company Risk, Foreign Investment Risk, High Yield Bond Risk, Special Situations Risk, and Diversification Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. SMALL COMPANY RISK refers to the risk that small companies may be more susceptible to price swings than larger companies because they have fewer financial resources, and limited product and market diversification. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs. To the extent that the Portfolio invests more than 25% of its total assets in one geographic region or country, the Portfolio may be more sensitive to economic and other factors in that geographic region or country than a more diversified fund. HIGH YIELD BOND RISK refers to the risk that high yield bonds (commonly referred to as "junk bonds") generally provide greater income and increased opportunity for capital appreciation than investments in higher quality debt securities, but they also typically have greater potential volatility and principal and income risk. SPECIAL SITUATIONS RISK refers to the risk that investments in special situations companies may not appreciate if an anticipated development does not occur or does not attract the anticipated attention. DIVERSIFICATION RISK refers to the risk that a non-diversified portfolio will be more volatile than a diversified portfolio because it invests its assets in a smaller number of issuers, and the gains or losses on a single security or issuer will have a greater impact on the non-diversified fund's net asset value.

                             Investment in the Portfolio may also be subject to the following non-principal risks, which are described in more detail in the prospectus:
                             Derivative Risk, and Sector Concentration Risk.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  Janus Capital Management LLC

Strategic Equity             INVESTMENT OBJECTIVE
                             Capital appreciation

                             PRINCIPAL STRATEGIES
                             Normally invests at least 80% of its net assets in mid-cap companies with market capitalizations, at the time of purchase, within the range of market capitalizations of companies, based on the trailing 12-month average, included in the Standard & Poor's MidCap 400 Index.

                             Under Normal conditions, the top 10 holdings may comprise up to 40% of total assets. The Portfolio may also invest up to 25% of its total assets in foreign securities. In complying with the 80% requirement, the Portfolio will invest primarily in marketable equity securities, including convertible securities, but its investments may include other securities, such as synthetic instruments that have economic characteristics similar to the Portfolio's direct investments, such as warrants, futures, options, exchange-traded funds and ADRs. Any percentage limitations with respect to assets of the Portfolio are applied at the time of purchase.

                             Focuses on companies believed likely to benefit from new or innovative products, services or processes as well as those that have experienced above-average, long-term growth in earnings and have excellent prospects for future growth. The Portfolio Manager usually sells a particular security when any of those factors materially changes. As a result of the Portfolio's investment strategy, the market prices of many of the securities purchased and held by the Portfolio may fluctuate widely. Any income received from securities held by the Portfolio is incidental.

                             The Portfolio's strategy does not preclude investment in large, seasoned companies that the Portfolio Manager believes possess superior potential returns similar to companies with formative growth profiles, or in established smaller companies (under $500 million in market capitalization) which may offer exceptional value based upon substantially above-average earnings growth potential relative to market value.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Growth Investing Risk, Small Company Risk, Foreign Investment Risk, Mid-Cap Company Risk, and Derivative Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. GROWTH INVESTING RISK refers to the risk that growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions of the issuing company's growth potential. SMALL COMPANY RISK refers to the risk that small companies may be more susceptible to price swings than larger companies because they have fewer financial resources, and limited product and market diversification. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs. MID-CAP COMPANY RISK refers to the risk that investment in mid-cap companies entails greater risk than investing in larger, more established companies because they have more narrow product lines, more limited financial resources and a more limited trading market for their stocks. DERIVATIVE RISK refers to the risk that derivative instruments involve risks different from direct investments in underlying securities, including imperfect correlation between the value of the instruments and the underlying assets; risks of default by the other party to certain transactions; risks that the transactions may result in losses that partially or completely offset gains in portfolio positions; and risks that the transactions may not be liquid.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  A I M Capital Management, Inc.

Total Return                 INVESTMENT OBJECTIVE
                             Above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. A secondary objective is the reasonable opportunity for growth of capital and income.

                             PRINCIPAL STRATEGIES
                             The Portfolio is a "balanced fund" that invests in a combination of equity and fixed income securities. Under normal market conditions, the Portfolio invests at least 40%, but not more than 75%, of its assets in common stocks and related securities (referred to as equity securities), such as preferred stock, bonds, warrants or rights convertible into stock, and depositary receipts for those securities; and at least 25%, but not more than 60%, of its net assets in non-convertible fixed income securities.

                             The Portfolio may vary the percentage of its assets invested in any one type of security (within the limits described above) based on the Portfolio Manager's interpretation of economic and money market conditions, fiscal and monetary policy and underlying security values. Portfolio Manager uses fundamental analysis to select equity securities believed to be undervalued.

                             The Portfolio may invest up to 20% of its assets in foreign securities, including securities of companies in emerging or developing markets, up to 20% of its assets in lower rated nonconvertible fixed income securities and comparable unrated securities; and may invest with no limitation in mortgage pass-through securities and American Depositary Receipts. The Portfolio may engage in active and frequent trading to achieve its principal investment strategies, which increases transaction costs and could detract from the Portfolio's performance.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Income Risk, Interest Rate Risk, Credit Risk, Call Risk, Allocation Risk, Convertible Securities Risk, Emerging Market Risk, Undervalued Securities Risk, High Yield Bond Risk, and Foreign Investment Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. INCOME RISK relates to the risk that a portfolio's income may fall due to falling interest rates. Income risk is greatest for short-term bonds and the least for long-term bonds. INTEREST RATE RISK refers to the risk that fixed income securities could lose value because of interest rate changes. CREDIT RISK refers to the risk that the issuer of debt obligations may be unable to make principal and interest payments when they become due. CALL RISK refers to the risk that, during periods of falling interest rates, a bond issuer may "call" or repay, its high yielding bond before the bond's maturity date. Forced to invest the proceeds at lower interest rates, a portfolio would experience a decline in income. ALLOCATION RISK refers to the risk that a portfolio could miss attractive investment opportunities by underweighting markets where there are significant returns, and could lose value by overweighting markets where there are significant declines. CONVERTIBLE SECURITIES Risk refers to the risk that the market value of convertible securities tends to decline as interest rates increase and increase as interest rates decline, and their value also tends to change whenever the market value of the underlying common or preferred stock fluctuates. EMERGING MARKET RISK refers to the risk that investing in emerging market countries present risks in a greater degree than, and in addition to, investing in foreign issuers in general. UNDERVALUED SECURITIES RISK refers to the risk that the market value of an undervalued security may not rise, or may fall, if certain anticipated events do not occur or if investor perceptions about the security do not improve. HIGH YIELD BOND RISK refers to the risk that high yield bonds (commonly referred to as "junk bonds") generally provide greater income and increased opportunity for capital appreciation than investments in higher quality debt securities, but also typically have greater potential volatility and principal and income risk. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  Massachusetts Financial
                                                 Services Company

Value Equity                 INVESTMENT OBJECTIVE
                             Seeks capital appreciation. Dividend income is a secondary objective.


                             PRINCIPAL STRATEGIES
                             Normally invests at least 80% of its assets in equity securities of domestic and foreign issuers that meet quantitative standards relating to financial soundness and high intrinsic value relative to price.

                             The Portfolio Manager screens equity securities for key variables and performs in-depth fundamental research to identify possible value opportunities and securities that are trading at significant discounts to intrinsic value.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Value Investing Risk, and Foreign Investment Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. VALUE INVESTING RISK refers to the risk that undervalued stocks may not realize their perceived value for extended periods of time. Value stocks may respond differently to market and other developments than other types of stocks, and typically underperform when other investing styles, such as growth investing, are in favor. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  Eagle Asset Management, Inc.

Van Kampen Growth and        INVESTMENT OBJECTIVE
Income Series                Long-term growth of capital and income

(formerly Rising
Dividends)
                             PRINCIPAL STRATEGIES
                             Under normal market conditions, invests primarily in what it believes to be income-producing equity securities, including common stocks and convertible securities; although investments are also made in non-convertible preferred stocks and debt securities rated "investment grade," which are securities rated within the four highest grades assigned by Standard & Poor's Rating Corporation or by Moody's Investors Service, Inc.

                             Focuses primarily on a security's potential for growth of capital and income. Although the Portfolio may invest in companies of any size, focus is on larger capitalization companies believed to possess characteristics for improved valuation. Portfolio securities are typically sold when the assessments of the Portfolio Manager indicate that it is desirable to do so. The Portfolio may invest up to 25% of its total assets in securities of foreign issuers; and may purchase and sell certain derivative instruments, such as options, futures and options on futures, for various portfolio management purposes.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Small, Newly Formed and Medium-Sized Company Risk, Foreign Investment Risk and Derivative Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. SMALL, NEWLY FORMED AND MEDIUM-SIZED COMPANY RISK refers to the risk that the prices of small or medium-sized companies or of newly formed companies often fluctuate more than the stock prices of larger, more established companies. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs. DERIVATIVE RISK refers to the risk that derivative instruments involve risks different from direct investments in underlying securities, including imperfect correlation between the value of the instruments and the underlying assets; risks of default by the other party to certain transactions; risks that the transactions may result in losses that partially or completely offset gains in portfolio positions; and risks that the transactions may not be liquid.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  Van Kampen


ING VARIABLE INSURANCE TRUST

ING VP Worldwide Growth      INVESTMENT OBJECTIVE
                             Portfolio Seeks to provide investors with long-term capital appreciation.

(formerly Pilgrim VIT
Worldwide Growth)            PRINCIPAL STRATEGIES
                             Under normal conditions, invests at least 65% of net assets in equity securities of issuers located in at least three countries, one of which may be the U.S. Generally invests at least 75% of total assets in common and preferred stocks, warrants and convertible securities. May invest in companies located in countries with emerging securities markets when the portfolio mangers believe they present attractive investment opportunities.
                             Portfolio managers emphasize a growth approach by searching for companies that they believe are managing change advantageously and may be poised to exceed growth expectations. Portfolio managers focus on both a "bottom-up" analysis that evaluates the financial condition and competitiveness of individual companies and a "top-down" thematic approach and a sell discipline. Portfolio managers seek to identify themes that reflect the major social, economic and technological trends that they believe are likely to shape the future of business and commerce over the next three to five years, and seek to provide a framework for identifying the industries and companies they believe may benefit most. This "top-down" approach is combined with rigorous fundamental research (a "bottom-up" approach) to guide stock selection and portfolio structure. From time to time, the Fund's adviser reviews the allocation between U.S. stocks and non-U.S. stocks in the portfolio, and may rebalance the portfolio using factors that the adviser deems appropriate.

                             PRINCIPAL RISKS
                             The Fund may be affected by the following risks, among others: price volatility, market trends, risks of foreign investing, and lack of diversification. Price volatility refers to the risk that the value of the Fund will decrease if the value of the Fund's underlying investments decrease. Equity securities face market, issuer and other risks, and their values may go down, sometimes rapidly and unpredictably. Equities generally have higher volatility than debt securities. Market trends refers to the risk that from time to time, the stock market may not favor the securities in which the Fund invests. Rather, the market could favor value stocks or small company stocks, or may not favor equities at all. Foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositories than those in the U.S., and foreign controls on investment. The Fund is classified as a NON-DIVERSIFIED investment company, which means that, compared with other funds, the Fund may invest a greater percentage of its assets in a particular issuer. The investment of a large percentage of the Fund's assets in the securities of a small number of issuers may cause the Fund's share price to fluctuate more than that of a diversified investment company.

                             INVESTMENT ADVISOR:  ING Pilgrim Investments, LLC


ING VARIABLE PRODUCTS TRUST
(FORMERLY PILGRIM VARIABLE PRODUCTS TRUST

ING VP Growth                INVESTMENT OBJECTIVE
Opportunities                Seeks long-term growth of capital.

(formerly Pilgrim VP
Growth Opportunities)        PRINCIPAL STRATEGIES
(Service Shares)             Invests primarily in U.S. companies that the
                             portfolio managers feel have above average prospects for growth. Under normal market conditions, invests at least 65% of total assets in securities purchased on the basis of the potential for capital appreciation. Securities may be from large-cap, mid-cap or small-cap companies.
                             Portfolio managers use a "top-down" disciplined investment process, which includes extensive database screening, frequent fundamental research, identification and implementation of a trend-oriented approach in structuring the portfolio and a sell discipline. Portfolio managers seek to invest in companies expected to benefit most from the major social, economic and technological trends that are likely to shape the future of business and commerce over the next three to five years, and attempt to provide a framework for identifying the industries and companies expected to benefit most. This top-down approach is combined with rigorous fundamental research (a bottom-up approach) to guide stock selection and portfolio structure.

                             PRINCIPAL RISKS
                             The Portfolio may be affected by the following risks, among others: price volatility, market trends and inability to sell securities. Price volatility refers to the risk that the value of the Portfolio changes as the prices of its investments go up or down. Equity securities generally have higher volatility than most debt securities. The Portfolio invests in companies that the portfolio manager feels have the potential for rapid growth, which may result in a higher risk of price volatility than a fund that emphasizes other styles of investing. Small and medium-sized companies may be more susceptible to price swings than larger companies because they have fewer financial resources, limited product and market diversification and many are dependent on a few key managers. Market trends refers to the risk that from time to time the stock market may not favor the growth securities in which the Portfolio invests. Inability to sell securities refers to the risk that securities of smaller companies trade in lower volume and may be less liquid than securities of larger, more established companies.

                             INVESTMENT ADVISOR:  ING Pilgrim Investments, LLC.

ING VP MagnaCap              INVESTMENT OBJECTIVE
                             Seeks growth of capital, with dividend income as a secondary consideration.

(formerly Pilgrim VP
MagnaCap)
(Service Shares)             PRINCIPAL STRATEGIES
                             Managed with the philosophy that companies that can best meet the Portfolio's objectives have paid increasing dividends or have had the capability to pay rising dividends from their operations.
                             Normally invests at least 65% of its assets in equity securities of companies that meet the following disciplined criteria: consistent dividends, substantial dividend increases, reinvested earnings, strong balance sheet, and attractive price. Equity securities may include common stocks, convertible securities, and rights or warrants. Normally investments are primarily in larger companies that are included in the largest
                             500 U.S. companies. Remainder of its assets may be invested in equity securities that the portfolio managers believe have growth potential because they represent an attractive value. In selecting securities, preservation of capital is also an important consideration. Assets that are not invested in equity securities may be invested in high quality debt securities.

                             PRINCIPAL RISKS
                             The Portfolio may be affected by the following risks, among others: price volatility, market trends, debt securities, credit risk, and risks of foreign investing. Price volatility refers to the risk that the value of the Portfolio changes as the prices of its investments go up or down. Equity securities face market, issuer and other risks, and their values may go up or down, sometimes rapidly and unpredictably. Equity securities generally have higher volatility than most debt securities. Market trends refers to the risk that from time to time the stock market may not favor the value securities that meet the Portfolio's disciplined investment criteria. Debt securities carry the risk that their value may fall when interest rates rise. Debt securities with longer maturities tend to be more sensitive to changes in interest rates. Credit risk refers to the risk that the Portfolio could lose money if the issuer of a debt security is unable to meet its financial obligations or goes bankrupt. Foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositories than those in the U.S., and foreign controls on investment.

                             INVESTMENT ADVISOR:  ING Pilgrim Investments, LLC

ING VP SmallCap              INVESTMENT OBJECTIVE
                             Opportunities Seeks long-term capital appreciation.

(formerly Pilgrim VP
SmallCap Opportunities)      PRINCIPAL STRATEGIES
 (Service Shares)            Invests at least 65% of total assets in the common
                             stock of smaller, lesser-known U.S. companies that the portfolio manager believes have above average prospects for growth. For this Portfolio smaller companies are those with market capitalizations that fall within the range of companies in the Russell 2000 Index, which is an index that measures the performance of small companies. The median market capitalization of companies held by the Portfolio as of February 29, 2000 was $1.876 billion. Portfolio manager uses a "top-down" disciplined investment process, which includes extensive database screening, frequent fundamental research, identification and implementation of a brand-oriented approach in structuring the portfolio and a sell discipline. Portfolio manager seeks to invest in companies expected to benefit most from the major social, economic and technological trends that are likely to shape the future of business and commerce over the next three to five years, and attempts to provide a framework for identifying the industries and companies expected to benefit most. This top-down approach is combined with rigorous fundamental research (a bottom-up approach) to guide stock selection and portfolio structure.

                             PRINCIPAL RISKS
                             The Portfolio may be affected by the following risks, among others: price volatility, market trends and inability to sell securities. Price volatility refers to the risk that the value of the Portfolio changes as the prices of its investments go up or down. Equity securities generally have higher volatility than most debt securities. The Portfolio invests in companies that the portfolio manager feels have above average prospects for growth, which may result in a higher risk of price volatility than a fund that emphasizes other styles of investing. Smaller companies may be more susceptible to price swings than larger companies because they have fewer financial resources, more limited product and market diversification and many are dependent on a few key managers. Market trends refers to the risk that from time to time the stock market may not favor the small sized growth securities in which the Portfolio invests. Inability to sell securities refers to the risk that securities of smaller companies usually trade in lower volume and may be less liquid than securities of larger, more established companies.

                             INVESTMENT ADVISOR:  ING Pilgrim Investments, LLC.

THE PIMCO VARIABLE INSURANCE TRUST

PIMCO High Yield             INVESTMENT OBJECTIVE
                             Seeks maximum total return, consistent with preservation of capital and prudent investment management.

                             PRINCIPAL STRATEGIES
                             The portfolio seeks to achieve its investment objectives by investing under normal circumstances at least 65% of its assets in a diversified portfolio of high yield securities ("junk bonds") rated below investment grade but rated at least B by Moody's or S&P, or, if unrated, determined by PIMCO to be of comparable quality. The average portfolio duration of this Portfolio normally varies within a two-to six-year time frame based on PIMCO's forecast for interest rates. The Portfolio may invest up to 15% of its assets in euro-denominated securities and may invest without limit in U.S. dollar-denominated securities of foreign issuers. The Portfolio normally will hedge at least 75% of its exposure to the euro to reduce the risk of loss due to fluctuations in currency exchange rates. The Portfolio may invest up to 15% of its assets in derivative instruments, such as options, futures contracts or swap agreements.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, High Yield Risk, Interest Rate Risk, Credit Risk, Market Risk, Issuer Risk, Liquidity Risk, Derivatives Risk, Mortgage Risk, Foreign(non-US) Investment Risk, Currency Risk, and Leveraging Risk.

                                MANAGER  RISK-
                                Each Portfolio is subject to manager risk because it is an actively managed investment portfolio. PIMCO and each individual portfolio manager will apply investment techniques and risk analyses in making investment decisions for the Portfolio, but there can be no guarantee that these will produce the desired results.

                                HIGH YIELD RISK-
                                Portfolios that invest in high yield securities and unrated securities of similar credit quality (commonly known as "junk bonds") may be subject to greater levels of interest rate, credit and liquidity risk than Portfolios that do not invest in such securities. High yield securities are considered predominately speculative with respect to the issuer's continuing ability to make principal and interest payments.

                                INTEREST RATE RISK-
                                As interest rates rise, the value of fixed income securities held by a Portfolio are likely to decrease.

                                CREDIT RISK-
                                A Portfolio could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivatives contract, repurchase agreement or a loan of portfolio securities, is unable or unwilling to make timely principal and/or interest payments, or to otherwise honor its obligations. Securities are subject to varying degrees of credit risk, which are often reflected in credit ratings.

                                MARKET RISK-
                                The market price of securities owned by a Portfolio may go up or down, sometimes rapidly or unpredictably. Securities may decline in value due to factors affecting securities markets generally or particular industries represented in the securities markets.

                                ISSUER-
                                The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's goods or services.

                                LIQUIDITY RISK-
                                Liquidity risk exists when particular
                                investments are difficult to purchase or sell. A Portfolio's investments in illiquid securities may reduce the returns of the Portfolio because it may be unable to sell the illiquid securities at an advantageous time or price.

                                DERIVATIVES RISK-
                                Derivatives are financial contracts whose value depends on, or is derived from, the value of an underlying asset, reference rate or index. The various derivative instruments that the Portfolios may use are referenced under "Characteristics and Risks of Securities and Investment Techniques--Derivatives" in this Prospectus. Typically use derivatives as a substitute for taking a position in the underlying asset and/or part of a strategy designed to reduce exposure to other risks, such as interest rate or currency risk. Derivatives are subject to a number of risks described elsewhere in this section, such as liquidity risk, interest rate risk, market risk, credit risk management risk.

                                MORTGAGE RISK-
                                A Portfolio that purchases mortgage-related securities is subject to certain additional risks. Rising rates tend to extend the duration of mortgage-related securities, making them more sensitive to changes in interest rates.

                                FOREIGN (NON-U.S.) INVESTMENT RISK-
                                A Portfolio that invests in foreign securities may experience more rapid and extreme changes in value than a Portfolio that invests exclusively in securities of U.S. companies. The securities markets of many foreign countries are relatively small, with a limited number of industries. Additionally, issuers of foreign securities are usually not subject to the same degree of regulation as U.S. issuers.

                                CURRENCY RISK-
                                Portfolios that invest directly in foreign currencies or in securities that trade in, and receive revenues in, U.S. dollar, or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged.

                                LEVERAGING RISK-
                                Certain transactions may give rise to a form of leverage. Such transactions may include, among others, reverse repurchase agreements, loans of portfolio securities, and the use of when-issued, delayed delivery or forward commitment transactions. PIMCO will segregate liquid assets or otherwise cover the transactions that may give rise to such risk.

                             INVESTMENT ADVISOR:  Pacific Investment Management
                                                  Company LLC (PIMCO)

PIMCO StocksPLUS Growth      INVESTMENT OBJECTIVE
and Income                   Seeks total return which exceeds that of the S&P
                             500.

                             PRINCIPAL STRATEGIES
                             The Portfolio seeks to exceed the total return of the S&P 500 by investing under normal circumstances substantially all of its assets in S&P 500 derivatives, backed by a portfolio of Fixed Income Instruments. The Portfolio uses S&P 500 derivatives in addition to or in the place of S&P 500 stocks to attempt to equal or exceed the performance of the S&P 500. The value of S&P 500 derivatives closely track changes in the value of the index. However, S&P 500 derivatives may be purchased with a fraction of the assets that would be needed to purchase the equity securities directly, so that the remainder of the assets may be invested in Fixed Income Instruments. PIMCO actively manages the fixed income assets held by the Portfolio with a view toward enhancing the Portfolio's total return, subject to an overall portfolio duration which is normally not expected to exceed one year. Assets not invested in equity securities or derivatives may be invested in Fixed Income Instruments. The Portfolio may invest up to 10% of its assets in high yield securities ("junk bonds") rated B or higher by Moody's or S&P, or, if unrated, determined by PIMCO to be comparable quality. The Portfolio may invest up to 20% of its assets in securities denominated in foreign currencies and may invest beyond this limit in U.S. dollar denominated securities of foreign issuers. The Portfolio will normally hedge at least 75% of its exposure to foreign currency to reduce the risk of loss due to fluctuations in currency exchange rate. In addition, the Portfolio may lend its portfolio securities to brokers, dealers and other financial institutions to earn income.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Interest Rate Risk, Credit Risk, Market Risk, Issuer Risk, Liquidity Risk, Derivatives Risk, Mortgage Risk, Foreign(non-US) Investment Risk, Currency Risk, and Leveraging Risk.

                                MANAGER  RISK-
                                Each Portfolio is subject to manager risk because it is an actively managed investment portfolio. PIMCO and each individual portfolio manager will apply investment techniques and risk analyses in making investment decisions for the Portfolio, but there can be no guarantee that these will produce the desired results.

                                INTEREST RATE RISK-
                                As interest rates rise, the value of fixed income securities held by a Portfolio are likely to decrease.

                                CREDIT RISK-
                                A Portfolio could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivatives contract, repurchase agreement or a loan of portfolio securities, is unable or unwilling to make timely principal and/or interest payments, or to otherwise honor its obligations. Securities are subject to varying degrees of credit risk, which are often reflected in credit ratings.

                                MARKET RISK-
                                The market price of securities owned by a Portfolio may go up or down, sometimes rapidly or unpredictably. Securities may decline in value due to factors affecting securities markets generally or particular industries represented in the securities markets.

                                ISSUER-
                                The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's goods or services.

                                LIQUIDITY RISK-
                                Liquidity risk exists when particular
                                investments are difficult to purchase or sell. A Portfolio's investments in illiquid securities may reduce the returns of the Portfolio because it may be unable to sell the illiquid securities at an advantageous time or price.

                                DERIVATIVES RISK-
                                Derivatives are financial contracts whose value depends on, or is derived from, the value of an underlying asset, reference rate or index. The various derivative instruments that the Portfolios may use are referenced under "Characteristics and Risks of Securities and Investment Techniques--Derivatives" in this Prospectus. Typically use derivatives as a substitute for taking a position in the underlying asset and/or part of a strategy designed to reduce exposure to other risks, such as interest rate or currency risk. Derivatives are subject to a number of risks described elsewhere in this section, such as liquidity risk, interest rate risk, market risk, credit risk management risk.

                                MORTGAGE RISK-
                                A Portfolio that purchases mortgage-related securities is subject to certain additional risks. Rising rates tend to extend the duration of mortgage-related securities, making them more sensitive to changes in interest rates.

                                FOREIGN (NON-U.S.) INVESTMENT RISK-
                                A Portfolio that invests in foreign securities may experience more rapid and extreme changes in value than a Portfolio that invests exclusively in securities of U.S. companies. The securities markets of many foreign countries are relatively small, with a limited number of industries. Additionally, issuers of foreign securities are usually not subject to the same degree of regulation as U.S. issuers.

                                CURRENCY RISK-
                                Portfolios that invest directly in foreign currencies or in securities that trade in, and receive revenues in, U.S. dollar, or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged.

                                LEVERAGING RISK-
                                Certain transactions may give rise to a form of leverage. Such transactions may include, among others, reverse repurchase agreements, loans of portfolio securities, and the use of when-issued, delayed delivery or forward commitment transactions. PIMCO will segregate liquid assets or otherwise cover the transactions that may give rise to such risk.

                             INVESTMENT ADVISER:  Pacific Investment Management
                                                  Company LLC (PIMCO)

PROFUNDS VP

ProFund VP Bull              INVESTMENT OBJECTIVE

                             Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the S&P 500 Stock Index.

                             PRINCIPAL STRATEGIES

                             Invests principally in a combination of securities and other financial instruments that in ProFund Advisors opinion should simulate the movement of the benchmark index, including futures contracts on stock indices and options on futures contracts, and equity caps, collars, floors, swaps, depository receipts and options on securities and stock indices. Uses a "passive" approach to investing referred to as "quantitative analysis." On the basis of this analysis, ProFund Advisors determines the type, quantity and mix of investment positions that a ProFund VP should hold to approximate the performance of its benchmark. ProFund Advisors does not make judgments about the investment merit of a particular stock, nor does it attempt to apply any economic, financial or market analysis. The ProFunds VP may invest in securities that are not included in their benchmarks if ProFund Advisors believes it is appropriate in view of the ProFunds' VP investment objectives. The ProFunds VP do not take temporary defensive positions.

                             PRINCIPAL RISKS

                                MARKET RISK -- The ProFunds VP are subject to market risks that will affect the value of their shares, including general economic and market conditions, as well as developments that impact specific economic sectors, industries or companies. Investors in the ProFunds VP should normally lose money on days when the index underlying their benchmark declines.

                                EQUITY RISK -- The equity markets are volatile, and the value of securities and futures and options contracts may fluctuate dramatically from day-to-day. This volatility may cause the value of an investment in a ProFund VP to decrease.

                                CORRELATION RISK -- A number of factors may affect a ProFund VP's ability to achieve a high correlation with its benchmark. There can be, however, no guarantee that the ProFunds VP will be able to achieve a high level of correlation. A failure to achieve a high degree of correlation may prevent a ProFund VP from achieving its investment objective.

                                RISKS OF AGGRESSIVE INVESTMENT TECHNIQUES -- The ProFunds VP use investment techniques that may be considered aggressive. Risks associated with the use of options, swaps, futures contracts and other similar instruments, particularly when used to create leverage, include potentially dramatic price changes (losses) in the value of the instruments and imperfect correlation between the price of the contract and the underlying security or index.

                                LIQUIDITY RISK -- In certain circumstances, such as the disruption of the orderly markets for financial instruments in which the ProFunds VP invest, the ProFunds VP might not be able to dispose of certain holdings quickly or at prices that represent true market value in the judgment of ProFund Advisors. This may prevent the ProFunds VP from limiting losses or realizing gains.

                                NON-DIVERSIFICATION RISK -- The ProFunds VP are classified as "non-diversified" under the federal securities laws. They have the ability to concentrate a relatively high percentage of their investments in the securities of a small number of companies, if ProFund Advisors determines that doing so is the most efficient means of meeting their daily objective. This would make the performance of a ProFund VP more susceptible to a single economic, political or regulatory event than a more diversified mutual fund might be.

                                SWAP COUNTERPARTY CREDIT RISK -- The ProFunds VP are subject to credit or performance risk on the amount each ProFund VP expects to receive from swap agreement counterparties. A swap counterparty default on its payment obligation to a ProFund VP will cause the value of the ProFund VP to decrease.

                             INVESTMENT ADVISOR:  ProFund Advisors LLC

ProFund VP                   INVESTMENT OBJECTIVE

Europe 30                    Seeks daily  investment  results that  correspond
                             to the  performance  of the ProFunds  Europe 30
                             Index.

                             PRINCIPAL STRATEGIES

                             Invests in securities and other financial instruments, such as futures and options on futures and American Depository Receipts in pursuit of the portfolio's objective regardless of market conditions, trends or direction and seeks to provide correlation with the benchmark on a daily basis.

                             PRINCIPAL RISKS

                                MARKET RISK -- The ProFunds VP are subject to market risks that will affect the value of their shares, including general economic and market conditions, as well as developments that impact specific economic sectors, industries or companies. Investors in the ProFunds VP should normally lose money on days when the index underlying their benchmark declines.

                                EQUITY RISK -- The equity markets are volatile, and the value of securities and futures and options contracts may fluctuate dramatically from day-to-day. This volatility may cause the value of an investment in a ProFund VP to decrease.

                                CORRELATION RISK -- A number of factors may affect a ProFund VP's ability to achieve a high correlation with its benchmark. There can be, however, no guarantee that the ProFunds VP will be able to achieve a high level of correlation. A failure to achieve a high degree of correlation may prevent a ProFund VP from achieving its investment objective.

                                RISKS OF AGGRESSIVE INVESTMENT TECHNIQUES -- The ProFunds VP use investment techniques that may be considered aggressive. Risks associated with the use of options, swaps, futures contracts and other similar instruments, particularly when used to create leverage, include potentially dramatic price changes (losses) in the value of the instruments and imperfect correlation between the price of the contract and the underlying security or index.

                                LIQUIDITY RISK -- In certain circumstances, such as the disruption of the orderly markets for financial instruments in which the ProFunds VP invest, the ProFunds VP might not be able to dispose of certain holdings quickly or at prices that represent true market value in the judgment of ProFund Advisors. This may prevent the ProFunds VP from limiting losses or realizing gains.

                                NON-DIVERSIFICATION RISK -- The ProFunds VP are classified as "non-diversified" under the federal securities laws. They have the ability to concentrate a relatively high percentage of their investments in the securities of a small number of companies, if ProFund Advisors determines that doing so is the most efficient means of meeting their daily objective. This would make the performance of a ProFund VP more susceptible to a single economic, political or regulatory event than a more diversified mutual fund might be.

                                SWAP COUNTERPARTY CREDIT RISK - The ProFunds VP are subject to credit or performance risk on the amount each ProFund VP expects to receive from swap agreement counterparties. A swap counterparty default on its payment obligation to a ProFund VP will cause the value of the ProFund VP to decrease.

                                In addition to these principal risks, ProFund VP Europe 30 is also subject to the risk of foreign investing, which may involve risks no typically associated with investing in U.S. securities alone:

                                      Many foreign countries lack uniform
                                      accounting and disclosure standards, or
                                      have standards that differ from U.S.
                                      standards. Accordingly, the ProFund VP
                                      Europe 30 may not have access to adequate or reliable company information.

                                      The ProFund VP Europe 30 will be subject to the market, economic and political risks of the countries where it invests or where the companies represented in its benchmark are located.

                                      The value of ADRs could change
                                      significantly as the currencies strengthen or weaken relative to the U.S. dollar. ProFund Advisors does not engage in activities designed to hedge against foreign currency fluctuations.

                             INVESTMENT ADVISOR

                             ProFund Advisors LLC

ProFund VP                   INVESTMENT OBJECTIVE

Small-Cap                    Seeks daily investment results that correspond to
                             the performance of the Russell 2000 Index.

                             PRINCIPAL STRATEGIES

                             Invests in securities and other financial instruments, such as futures and options on futures in pursuit of the portfolio's objective regardless of market conditions, trends or direction and seeks to provide correlation with the benchmark on a daily basis.

                             PRINCIPAL RISKS

                                MARKET RISK -- The ProFunds VP are subject to market risks that will affect the value of their shares, including general economic and market conditions, as well as developments that impact specific economic sectors, industries or companies. Investors in the ProFunds VP should normally lose money on days when the index underlying their benchmark declines.

                                EQUITY RISK -- The equity markets are volatile, and the value of securities and futures and options contracts may fluctuate dramatically from day-to-day. This volatility may cause the value of an investment in a ProFund VP to decrease.

                                CORRELATION RISK -- A number of factors may affect a ProFund VP's ability to achieve a high correlation with its benchmark. There can be, however, no guarantee that the ProFunds VP will be able to achieve a high level of correlation. A failure to achieve a high degree of correlation may prevent a ProFund VP from achieving its investment objective.

                                RISKS OF AGGRESSIVE INVESTMENT TECHNIQUES -- The ProFunds VP use investment techniques that may be considered aggressive. Risks associated with the use of options, swaps, futures contracts and other similar instruments, particularly when used to create leverage, include potentially dramatic price changes (losses) in the value of the instruments and imperfect correlation between the price of the contract and the underlying security or index.

                                LIQUIDITY RISK -- In certain circumstances, such as the disruption of the orderly markets for financial instruments in which the ProFunds VP invest, the ProFunds VP might not be able to dispose of certain holdings quickly or at prices that represent true market value in the judgment of ProFund Advisors. This may prevent the ProFunds VP from limiting losses or realizing gains.

                                NON-DIVERSIFICATION RISK -- The ProFunds VP are classified as "non-diversified" under the federal securities laws. They have the ability to concentrate a relatively high percentage of their investments in the securities of a small number of companies, if ProFund Advisors determines that doing so is the most efficient means of meeting their daily objective. This would make the performance of a ProFund VP more susceptible to a single economic, political or regulatory event than a more diversified mutual fund might be.

                                SWAP COUNTERPARTY CREDIT RISK - The ProFunds VP are subject to credit or performance risk on the amount each ProFund VP expects to receive from swap agreement counterparties. A swap counterparty default on its payment obligation to a ProFund VP will cause the value of the ProFund VP to decrease.

                                In addition to these Principal Risks, ProFund VP Small-Cap is subject to small company investment risk. The ProFund VP Small-Cap could experience greater risks than a fund which invests primarily in large capitalized, widely traded companies, such as:

                                      Small company stocks tend to have greater fluctuations in price than the stocks of large companies;

                                      There can be a shortage of reliable
                                      information on certain small companies,
                                      which at times can pose a risk;


                                      Small companies tend to lack the financial and personnel resources to handle industry wide setbacks and, as a result, such setbacks could have a greater effect on the companies share prices; and

                                      Small company stocks are typically less
                                      liquid than large company stocks and
                                      liquidating positions in turbulent market conditions could become difficult.

                             INVESTMENT ADVISOR:  ProFund Advisors LLC

THE PRUDENTIAL SERIES FUND

Jennison                     INVESTMENT OBJECTIVE
(Class II Shares)            Seeks to achieve long-term growth of capital.

                             PRINCIPAL STRATEGIES
                             Invests primarily in equity securities of major, established corporations that the investment adviser believes offer above-average growth prospects. May invest up to 30% of total assets in foreign securities. Stocks are selected on a company-by-company basis using fundamental analysis. Investment adviser looks for companies that have had growth in earnings and sales, high returns on equity and assets or other strong financial characteristics. Normally invests 65% of total assets in common stocks and preferred stocks of companies with capitalization in excess of $1 billion.

                             PRINCIPAL RISKS
                             Principal risks of investing in the Portfolio are: company risk, derivatives risk, foreign investment risk, management risk, and market risk. Company risk refers to the risk that the price of the stock of a particular company can vary based on a variety of factors, such as the company's financial performance, changes in management and product trends, and the potential for takeover and acquisition. Investing in foreign securities generally involves more risk than investing in securities of U.S. issuers. Derivatives are subject to a number of risks, including liquidity risk, interest rate risk, market risk, credit risk and management risk. A portfolio investing in a derivative instrument could lose more than the principal amount invested. Foreign investment risk includes: foreign market risk, currency risk and political developments. Foreign markets, especially those in developing countries, tend to be more volatile than U.S. markets and are generally not subject to regulatory requirements comparable to those in the U.S. Because of differences in accounting standards and custody and settlement practices, investing in foreign securities generally involves more risk than investing in securities of U.S. issuers. Currency risk refers to the risk that changes in currency exchange rates may affect the value of foreign securities held by the Portfolio and the amount of income available for distribution. Political developments may adversely affect the value of the Portfolio's foreign securities. Actively managed portfolios are subject to management risk, because there is no guarantee that the investment decisions made by the subadvisers for the portfolios will be successful. Common stocks are subject to market risk stemming from factors independent of any particular security. Factors affecting market risk include political events, broad economic and social changes, and the mood of the investing public. Stocks issued by smaller companies may fluctuate in value more than the stocks of larger, more established companies.

                             INVESTMENT ADVISER:  Prudential Investments LLC

                             SUB-ADVISOR:  Jennison Associates LLC (Jennison)

SP Jennison International    INVESTMENT OBJECTIVE
Growth                       Seeks long-term growth of capital.

(Class II Shares)
                             PRINCIPAL STRATEGIES
                             Invests in equity-related securities of foreign issuers that the subadviser thinks will increase in value over a period of years. Invests primarily in the common stock of large and medium-sized foreign companies. Under normal circumstances, invests at least 65% of total assets in common stock of foreign companies operating or based in at least five different countries. Looks primarily for stocks of companies whose earnings are growing at a faster rate than other companies. These companies typically have characteristics such as above average growth in earnings and cash flow, improving profitability, strong balance sheets, management strength and strong market share for its products. Also tries to buy such stocks at attractive prices in relation to their growth prospects.

                             PRINCIPAL RISKS
                             Significant risks of investing in the Portfolio are: company risk, credit risk, derivatives risk, foreign investment risk, interest rate risk, and market risk. Company risk refers to the risk that the price of the stock of a particular company can vary based on a variety of factors, such as the company's financial performance, changes in management and product trends, and the potential for takeover and acquisition. Credit risk refers to the risk that the issuer of debt obligations may be unable to make principal and interest payments when they are due. Derivatives are subject to interest rate risk, market risk and credit risk. They also involve the risk of mispricing or improper valuation and the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. Investing in foreign securities generally involves more risk than investing in securities of U.S. issuers such as: foreign market risk, currency risk and political developments. Foreign markets, especially those in developing countries, tend to be more volatile than U.S. markets and are generally not subject to regulatory requirements comparable to those in the U.S. Differences in accounting standards and custody and settlement practices of foreign securities generally involve more risk than investing in securities of U.S. issuers. Currency risk refers to the risk that changes in currency exchange rates may affect the value of foreign securities held by the Portfolio and the amount of income available for distribution. Political developments may adversely affect the value of the Portfolio's foreign securities. Interest rate risk refers to the risk that fixed income securities could lose value because of interest rate changes. For example, bonds tend to decrease in value if interest rates rise. Common stocks are subject to market risk stemming from factors independent of any particular security. Factors affecting market risk include political events, broad economic and social changes, and the mood of the investing public. Stocks issued by smaller companies may fluctuate in value more than the stocks of larger, more established companies.

                             INVESTMENT ADVISER: Prudential Investments LLC SUB-ADVISOR: Jennison Associates LLC (Jennison)



--------------------------------------------------------------------------------
                        MORE INFORMATION ABOUT THE TRUSTS
--------------------------------------------------------------------------------

INVESTMENT MANAGEMENT FEES AND OTHER EXPENSES

GCG TRUST

Directed Services, Inc. ("Directed Services") serves as the overall manager to each portfolio of The GCG Trust. The GCG Trust pays Directed Services a monthly fee for its investment advisory and management services. The monthly fee is based on the average daily net assets of an investment portfolio, and in some cases, the combined total assets of certain grouped portfolios. Directed Services provides or procures, at its own expense, the services necessary for the operation of the portfolio, including retaining portfolio managers to manage the assets of the various portfolios. Directed Services (and not The GCG Trust) pays each portfolio manager a monthly fee for managing the assets of a portfolio, based on the annual rates of the average daily net assets of a portfolio. For a list of the portfolio managers, see the front cover of this prospectus. Directed Services does not bear the expense of brokerage fees and other transactional expenses for securities, taxes (if any) paid by a portfolio, interest on borrowing, fees and expenses of the independent trustees, and extraordinary expenses, such as litigation or indemnification expenses.

PIMCO VARIABLE INSURANCE TRUST

Pacific Investment Management Company ("PIMCO") serves as investment advisor to each portfolio of The PIMCO Variable Insurance Trust. PIMCO provides the overall business management and administrative services necessary for each portfolio's operation. PIMCO provides or procures, at its own expense, the services and information necessary for the proper conduct of business and ordinary operation of each portfolio. The PIMCO Variable Insurance Trust pays PIMCO a monthly advisory fee and a separate monthly administrative fee per year, each fee based on the average daily net assets of each of the investment portfolios, for managing the assets of the portfolios and for administering The PIMCO Variable Insurance Trust. PIMCO does not bear the expense of brokerage fees and other transactional expenses for securities, taxes (if any) paid by a portfolio, interest on borrowing, fees and expense of the independent trustees, and extraordinary expenses, such as litigation or indemnification expenses.

ING VARIABLE INSURANCE TRUST AND ING VARIABLE PRODUCTS TRUST

ING Investments, LLC ("ING Investments") serves as the overall manager of ING Variable Insurance Trust and ING Variable Products Trust. ING Investments supervises all aspects of the Trusts' operations and provides investment advisory services to the portfolios of the Trusts, including engaging portfolio managers, as well as monitoring and evaluating the management of the assets of each portfolio by its portfolio manager. ING Investments, as well as each portfolio manager it engages, is a wholly owned indirect subsidiary of ING Groep N.V. Except for agreements to reimburse certain expenses of the portfolio, ING Investments does not bear any portfolio expenses.

PRUDENTIAL SERIES FUND, Inc.

The Prudential Insurance Company of America ("Prudential") and its subsidiary, Prudential Investments Fund Management LLC ("PIFM") serve as the overall investment advisers to the Prudential Series Fund, Inc. Prudential and PIFM are responsible for the management of the Prudential Series Fund and provide investment advice and related services. For the Prudential Jennison Portfolio and SP Jennison International Growth Portfolio, Prudential and PIFM engage Jennison Associates LLC to serve as sub-adviser and to provide day-to-day management. Prudential and PIFM pay the sub-adviser out of the fee they receive from the Prudential Series Fund. Each portfolio pays its own administrative costs.

PROFUNDS

ProFunds Advisors LLC serves as the investment advisor of the ProFunds. The ProFunds pay ProFunds Advisors LLC a monthly advisory fee based on the average daily net assets of each investment portfolio. Each portfolio pays its own administrative costs.

Each portfolio deducts portfolio management fees and charges from the amounts you have invested in the portfolios. In addition, five portfolios deduct a service fee, which is used to compensate service providers for administrative and contract holder services provided on behalf of the portfolios, and six portfolios deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of shares of the applicable portfolio. Based on actual portfolio experience in 2001, together with estimated costs for new portfolios, total estimated portfolio fees and charges for 2002 range from 0.55% to 1.86%. See "Fees and Expenses" in this prospectus. We may receive compensation from the investment advisors, administrators and distributors or directly from the portfolios in connection with administrative, distribution or other services and cost savings attributable to our services. It is anticipated that such compensation will be based on assets of the particular portfolios attributable to the Contract. The compensation paid by advisors, administrators or distributors may vary.

YOU CAN FIND MORE DETAILED INFORMATION ABOUT EACH PORTFOLIO INCLUDING ITS MANAGEMENT FEES IN THE PROSPECTUS FOR EACH TRUST. YOU SHOULD READ THESE PROSPECTUSES BEFORE INVESTING.

--------------------------------------------------------------------------------
                                   APPENDIX C
--------------------------------------------------------------------------------

                        MARKET VALUE ADJUSTMENT EXAMPLES

EXAMPLE #1:  FULL SURRENDER -- EXAMPLE OF A NEGATIVE MARKET VALUE ADJUSTMENT

      Assume $100,000 was allocated to a Fixed Interest Allocation with a guaranteed interest period of 10 years, an initial Index Rate ("I") of 5%; that a full surrender is requested 3 years into the guaranteed interest period; that the Account Value on the date of Surrender is $115,000; that the then Index Rate for a 7 year guaranteed interest period ("J") is 6%; and that no prior transfers or withdrawals affecting this Fixed Interest Allocation have been made. CALCULATE THE MARKET VALUE ADJUSTMENT

      1. N = 2,555 ( 365 x 7 )
                                          [( 1.05 ) 2,555/365]
2.  Market Value Adjustment = $115,000 x    ------             -1    = -$9,143
                                            1.0625


     Therefore, the amount paid to you on full surrender ignoring any surrender charge is $105,857 ($115,000 - $9,143 ).

EXAMPLE #2:  FULL SURRENDER -- EXAMPLE OF A POSITIVE MARKET VALUE ADJUSTMENT

      Assume $100,000 was allocated to a Fixed Interest Allocation with a guaranteed interest period of 10 years, an initial Index Rate ("I") of 5%; that a full surrender is requested 3 years into the guaranteed interest period; that the Account Value on the date of surrender is $115,000; that the then Index Rate for a 7 year guaranteed interest period ("J") is 4%; and that no prior transfers or withdrawals affecting this Fixed Interest Allocation have been made.

CALCULATE THE MARKET VALUE ADJUSTMENT

      1. N = 2,555 ( 365 x 7 )
                                          [(  1.05  ) 2,555/365]
2.  Market Value Adjustment = $115,000 x     ------             -1     = $5,918
                                             1.0425


     Therefore, the amount paid to you on full surrender ignoring any surrender charge is $120,918 ($115,000 + $5,918 ).

EXAMPLE #3:  WITHDRAWAL -- EXAMPLE OF A NEGATIVE MARKET VALUE ADJUSTMENT

      Assume $200,000 was allocated to a Fixed Interest Allocation with a guaranteed interest period of 10 years, an initial Index Rate ("I") of 5%; that a withdrawal of $128,000 is requested 3 years into the guaranteed interest period; that the Account Value on the date of withdrawal is $250,000; that the then Index Rate ("J") for a 7 year guaranteed interest period is 6%; and that no prior transfers or withdrawals affecting this Fixed Interest Allocation have been made.

     First calculate the amount that must be withdrawn from the Fixed Interest Allocation to provide the amount requested.
      1. N = 2,555 ( 365 x 7 )
                                   [$128,000/( 1.05) 2,555/365]
2.  Amount that must be withdrawn =            ------           -1   = $139,055
                                               1.0625


     Then calculate the Market Value Adjustment on that amount.

                                         [( 1.05 ) 2,555/365]
3.  Market Value Adjustment = $139,055 x   ------              -1   =  -$11,055
                                           1.0625


     Therefore, the amount of the withdrawal paid to you ignoring any surrender charge is $128,000, as requested. The Fixed Interest Allocation will be reduced by the amount of the withdrawal, $128,000, and also reduced by the Market Value Adjustment of $11,055, for a total reduction in the Fixed Interest Allocation of $139,055.

EXAMPLE #4:  WITHDRAWAL -- EXAMPLE OF A POSITIVE MARKET VALUE ADJUSTMENT

      Assume $200,000 was allocated to a Fixed Interest Allocation with a guaranteed interest period of 10 years, an initial Index Rate of 5%; that a withdrawal of $128,000 is requested 3 years into the guaranteed interest period; that the Account Value on the date of withdrawal is $250,000; that the then Index Rate ("J") for a 7 year guaranteed interest period is 4%; and that no prior transfers or withdrawals affecting this Fixed Interest Allocation have been made.

     First calculate the amount that must be withdrawn from the Fixed Interest Allocation to provide the amount requested.

1. N = 2,555 ( 365 x 7 )

2.  Amount that must be withdrawn = [$128,000/(1.05)2,555/365]
                                              ------           -1  = $121,736
                                              1.0425

     Then calculate the Market Value Adjustment on that amount.


3.  Market Value Adjustment = $121,736 x [( 1.05 ) 2,555/365]
                                            ------            -1   = $6,265
                                           1.0425

     Therefore, the amount of the withdrawal paid to you ignoring any surrender charge is $128,000, as requested. The Fixed Interest Allocation will be reduced by the amount of the withdrawal, $128,000, but increased by the Market Value Adjustment of $6,265, for a total reduction in the Fixed Interest Allocation of $121,736.

--------------------------------------------------------------------------------
                                   APPENDIX D
--------------------------------------------------------------------------------

                 SURRENDER CHARGE FOR EXCESS WITHDRAWALS EXAMPLE

The following assumes you made an initial premium payment of $10,000 and additional premium payments of $10,000 in each of the second and third contract years, for total premium payments under the Contract of $30,000. It also assumes a withdrawal at the beginning of the fourth contract year of 20% of the contract value of $35,000. In this example, $5,250 ($35,000 x .15) is the maximum free withdrawal amount that you may withdraw during the contract year without a surrender charge. The total withdrawal would be $7,000 ($35,000 x .20). Therefore, $1,750 ($7,000 - $5,250) is considered an excess withdrawal of a part of the initial premium payment of $10,000 and would be subject to a 4% surrender charge of $70 ($1,750 x .04). This example does not take into account any Market Value Adjustment or deduction of any premium taxes.

                             ING VARIABLE ANNUITIES

                  RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK

               ReliaStar Life Insurance Company of New York is a
                      stock company domiciled in New York.

                                                         02/01/2002

ING  VARIABLE  ANNUITIES


                  RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
      SEPARATE ACCOUNT NY-B OF RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK

                                   PROFILE OF

                            GOLDENSELECT DVA PLUS(R)

                          FEATURING THE GALAXY VIP FUND

            DEFERRED COMBINATION VARIABLE AND FIXED ANNUITY CONTRACT

                                  APRIL 1, 2002

1.   THE ANNUITY CONTRACT

The Contract offered in this prospectus is a deferred combination variable and fixed annuity contract between you and ReliaStar Life Insurance Company of New York ("ReliaStar of NY"). It is offered exclusively to customers of Fleet Financial Group, Inc. and its affiliates. The Contract provides a means for you to invest on a tax-deferred basis in (i) one or more of the mutual fund investment portfolios through our Separate Account NY-B and/or (ii) in a fixed account of ReliaStar of NY with guaranteed interest periods. The mutual fund portfolios are listed on page 3 below. We currently offer guaranteed interest periods of 1, 3, 5, 7 and 10 years in the fixed account. We set the interest rates in the fixed account (which will never be less than 3%) periodically. We may credit a different interest rate for each interest period. The interest you earn in the fixed account as well as your principal is guaranteed by ReliaStar of NY as long as you do not take your money out before the maturity date for the applicable interest period. If you withdraw your money from the fixed account more than 30 days before the applicable maturity date, we will apply a market value adjustment. A market value adjustment could increase or decrease your contract value and/or the amount you take out. Generally the investment portfolios are designed to offer a better return than the fixed account. However, this is NOT guaranteed. You may not make any money, and you can even lose the money you invest.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. The accumulation phase is the period between the contract date and the date on which you start receiving the annuity payments under your Contract. The amounts you accumulate during the accumulation phase will determine the amount of annuity payments you will receive. The income phase begins on the annuity start date, which is the date you start receiving regular annuity payments from your Contract.

DVA PLUS PROFILE                                         PROSPECTUS BEGINS AFTER
                                                          PAGE 9 OF THIS PROFILE
121796

You determine (1) the amount and frequency of premium payments, (2) the investments, (3) transfers between investments, (4) the type of annuity to be paid after the accumulation phase, (5) the beneficiary who will receive the death benefits, (6) the type of death benefit, and (7) the amount and frequency of withdrawals.

2.   YOUR ANNUITY PAYMENTS (THE INCOME PHASE)

Annuity payments are the periodic payments you will begin receiving on the annuity start date. You may choose one of the following annuity payment options:

       -----------------------------------------------------------------------------------------------------------------
                                 ANNUITY OPTIONS
       -----------------------------------------------------------------------------------------------------------------
       Option 1            Income for a fixed      Payments  are made for a  specified  number of years to you or your
                           period                  beneficiary.
       ------------------- ----------------------- ---------------------------------------------------------------------
       Option 2            Income for life with    Payments  are  made  for  the  rest of your  life or  longer  for a
                           a period certain        specified  period such as 10 or 20 years or until the total  amount used to buy this option has been repaid. This option comes with an added guarantee that payments will continue to your beneficiary for the remainder of such period if you should die during the period.
       ------------------- ----------------------- ---------------------------------------------------------------------
       Option 3            Joint life income       Payments  are  made for your  life and the life of  another  person
                                                   (usually your spouse).
       ------------------- ----------------------- ---------------------------------------------------------------------
       Option 4            Annuity plan            Any  other  annuitization  plan  that we  choose  to  offer  on the annuity start date.
       ------------------- ----------------------- ---------------------------------------------------------------------


Annuity payments under Options 1, 2 and 3 are fixed. Annuity payments under Option 4 may be fixed or variable. If variable and subject to the Investment Company Act of 1940, it will comply with the requirements of such Act. Once you elect an annuity option and begin to receive payments, it cannot be changed.

3.   PURCHASE (BEGINNING OF THE ACCUMULATION PHASE)

You may purchase the Contract with an initial payment of $10,000 or more ($1,500 for a qualified Contract) up to and including age 85. You may make additional payments of $500 or more ($50 for a qualified Contract) at any time before you turn 85 during the accumulation phase. Under certain circumstances, we may waive the minimum initial and additional premium payment requirement. Any initial or additional premium payment that would cause the contract value of all annuities that you maintain with us to exceed $1,000,000 requires our prior approval.

Who may purchase this Contract? Contracts offered by the prospectus accompanying this Profile are available only to customers of Fleet Boston Financial Corporation and its affiliates. The Contract may be purchased by individuals as part of a personal retirement plan (a "non-qualified Contract"), or as a Contract that qualifies for special tax treatment when purchased as either an Individual Retirement Annuity (IRA) or in connection with a qualified retirement plan (each a "qualified Contract").

IRAs and other qualified plans already have the tax-deferral feature found in this Contract. For an additional cost, the Contract provides other benefits including death benefits and the ability to receive a lifetime income. See "Expenses" in this profile.

The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state tax brackets. You should not buy this Contract: (1) if you are looking for a short-term investment; (2) if you cannot risk getting back less money than you put in; or (3) your assets are in a plan which provides for tax-deferral and you see no other reason to purchase this Contract.

4.   THE INVESTMENT PORTFOLIOS

You can direct your money into: (1) the fixed account with guaranteed interest periods of 1, 3, 5, 7 and 10 years, and/or (2) into any one or more of the following mutual fund investment portfolios through our Separate Account NY-B. Keep in mind that while an investment in the fixed account earns a fixed interest rate, an investment in any investment portfolio, depending on market conditions, may cause you to make or lose money. The investment portfolios available under your Contract are:


      THE GCG TRUST
        All Cap Series                          International Equity Series              Mid-Cap Growth Series
        Capital Appreciation Series             Internet TollkeeperSM Series             Real Estate Series
        Capital Growth Series                   Investors Series                         Research Series
        Core Bond Series                        J.P. Morgan Fleming Small                Small Cap Series
        Developing World Series                     Cap Equity                           Special Situations
        Diversified Mid-Cap Series              Janus Growth and Income                  Strategic Equity Series
        Equity Income Series                    Large Cap Value Series                   Total Return Series
        Fully Managed Series                    Limited Maturity Bond Series             Value Equity Series
        Growth Series                           Liquid Asset Series                      Van Kampen Growth and
        Hard Assets Series                      Managed Global Series                        Income

      THE GALAXY VIP FUND                                             THE PIMCO VARIABLE INSURANCE TRUST
        Asset Allocation Fund                                            PIMCO High Yield Portfolio
        Equity Fund                                                      PIMCO StocksPLUS Growth
        Growth and Income Fund                                             and Income Portfolio
        High Quality Bond Fund
        Small Company Growth Fund                                     PROFUNDS
                                                                         ProFund VP Bull
      ING VARIABLE INSURANCE TRUST                                       ProFund VP Europe 30
        (FORMERLY PILGRIM VARIABLE INSURANCE TRUST)                      ProFund VP Small-Cap
        ING  VP Worldwide Growth Portfolio
           (formerly Pilgrim VIT Worldwide Growth Portfolio)          PRUDENTIAL SERIES FUND,INC.
                                                                         Jennison Portfolio (Class II)
      ING VARIABLE PRODUCTS TRUST                                          (formerly Prudential Jennison Portfolio)
        (FORMERLY PILGRIM VARIABLE PRODUCTS TRUST)                       SP Jennison International Growth Portfolio
        ING  VP Growth Opportunities Portfolio                             (Class II)
           (Service Shares) (formerly Pilgrim VP Growth
           Opportunities Portfolio)
        ING  VP MagnaCap Portfolio (Service Shares)
           (formerly Pilgrim VP MagnaCap Portfolio
        ING  VP SmallCap Opportunities Portfolio
           (Service Shares) (formerly Pilgrim VP SmallCap
           Opportunities Portfolio)



Internet TollkeeperSM is a service mark of Goldman, Sachs & Co.

121796

5.   EXPENSES

The Contract has insurance features and investment features, and there are charges related to each. For the insurance features, the Company deducts an annual contract administrative charge of $30, and if you invest in an investment portfolio, a mortality and expense risk charge and an asset-based administrative charge. The mortality and expense risk charge and the asset-based administrative charge are deducted daily directly from your contract value in the investment portfolios. The mortality and expense risk charge (depending on the death benefit you choose) and the asset-based administrative charge, on an annual basis, are as follows:

                                         STANDARD        ANNUAL RATCHET ENHANCED
                                       DEATH BENEFIT          DEATH BENEFIT

  Mortality & Expense Risk Charge          1.10%                  1.25%
  Asset-Based Administrative Charge        0.15%                  0.15%
                                           -----                  -----
       Total                               1.25%                  1.40%

Each investment portfolio has charges for investment management fees and other expenses. These charges, which vary by investment portfolio, currently range from 0.55% to 1.86% annually (see following table) of the portfolio's average daily net asset balance.

If you withdraw money from your Contract, or if you begin receiving annuity payments, we may deduct a premium tax of 0%-3.5% to pay to your state. We deduct a surrender charge if you surrender your Contract or withdraw an amount exceeding the free withdrawal amount. The free withdrawal amount in any year is 15% of your contract value on the date of the withdrawal less any prior withdrawals during that contract year. The following table shows the schedule of the surrender charge that will apply. The surrender charge is a percent of each premium payment.


    COMPLETE YEARS ELAPSED        0     1     2     3     4     5     6     7+
        SINCE PREMIUM PAYMENT

    SURRENDER CHARGE              7%    6%    5%    4%    3%    2%    1%     0%


The following table is designed to help you understand the Contract charges. The "Total Annual Insurance Charges" column includes the maximum mortality and expense risk charge, the asset-based administrative charge, and reflects the annual contract administrative charge as 0.04% (based on an average contract value of $79,000). The "Total Annual Investment Portfolio Charges" column reflects the portfolio charges for each portfolio and is based on actual expenses as of December 31, 2001, except for portfolios that commenced operations during 2001 where the charges have been estimated. The column "Total Annual Charges" reflects the sum of the previous two columns. The columns under the heading "Examples" show you how much you would pay under the Contract for a 1-year period and for a 10-year period.

As required by the Securities and Exchange Commission, the examples assume that you invested $1,000 in a Contract that earns 5% annually and that you withdraw your money at the end of Year 1 or at the end of Year 10. The 1-Year examples above include a 7% surrender charge. For Years 1 and 10, the examples show the total annual charges assessed during that time and assume that you have elected the Annual Ratchet Enhanced Death Benefit. For these examples, the premium tax is assumed to be 0%.

----------------------------------------------------------------------------------------------------------------------------
                                                                                                    EXAMPLES:
                                                      TOTAL ANNUAL                                  ---------
                                 TOTAL ANNUAL         INVESTMENT           TOTAL           TOTAL CHARGES AT THE END OF:
                                   INSURANCE           PORTFOLIO          ANNUAL
 INVESTMENT PORTFOLIO               CHARGES             CHARGES           CHARGES           1 YEAR          10 YEARS
----------------------------------------------------------------------------------------------------------------------------

 THE GCG TRUST
 All Cap                             1.43%              1.01%              2.44%             $  95            $ 278
 Capital Appreciation                1.43%              0.95%              2.38%             $  94            $ 272
 Capital Growth                      1.43%              1.02%              2.45%             $  95            $ 279
 Capital Guardian Small Cap          1.43%              0.95%              2.38%             $  94            $ 272
 Core Bond                           1.43%              1.01%              2.44%             $  95            $ 278
 Developing World                    1.43%              1.76%              3.19%             $ 102            $ 349
 Diversified Mid-Cap                 1.43%              1.01%              2.44%             $  95            $ 278
 Equity Income                       1.43%              0.95%              2.38%             $  94            $ 272
 Fully Managed                       1.43%              0.95%              2.38%             $  94            $ 272
 Growth                              1.43%              1.02%              2.45%             $  95            $ 279
 Hard Assets                         1.43%              0.95%              2.38%             $  94            $ 272
 International Equity                1.43%              1.26%              2.69%             $  97            $ 302
 Internet Tollkeeper                 1.43%              1.86%              3.29%             $ 103            $ 359
 Investors                           1.43%              1.01%              2.44%             $  95            $ 278
 Janus Growth and Income             1.43%              1.11%              2.54%             $  96            $ 288
 Large Cap Value                     1.43%              1.01%              2.44%             $  95            $ 278
 Limited Maturity Bond               1.43%              0.54%              1.97%             $  90            $ 230
 Liquid Asset                        1.43%              0.54%              1.97%             $  90            $ 230
 Managed Global                      1.43%              1.26%              2.69%             $  97            $ 302
 Mid-Cap Growth                      1.43%              0.89%              2.32%             $  94            $ 266
 Real Estate                         1.43%              0.95%              2.38%             $  94            $ 272
 Research                            1.43%              0.89%              2.32%             $  94            $ 266
 Special Situations                  1.43%              1.11%              2.54%             $  96            $ 288
 Strategic Equity                    1.43%              0.95%              2.38%             $  94            $ 272
 Total Return                        1.43%              0.89%              2.32%             $  94            $ 266
 Value Equity                        1.43%              0.95%              2.38%             $  94            $ 272
 Van Kampen Growth and Income        1.43%              0.95%              2.38%             $  94            $ 272

THE GALAXY VIP FUND
 Asset Allocation                    1.43%              1.03%              2.46%             $  95            $280
 Equity                              1.43%              1.02%              2.45%             $  95            $279
 Growth and Income                   1.43%              1.42%              2.85%             $  99            $318
 High Quality Bond                   1.43%              1.07%              2.50%             $  95            $284
 Small Company Growth                1.43%              2.54%              3.97%             $ 110            $418

 ING VARIABLE INSURANCE TRUST
  ING VP Worldwide Growth             1.43%              1.23%              2.66%             $  97            $299

 ING VARIABLE PRODUCTS TRUST
 ING VP Growth
   Opportunities                     1.43%              1.10%              2.53%             $  96            $287
 ING VP MagnaCap                     1.43%              1.10%              2.53%             $  96            $287
 ING VP SmallCap
   Opportunities                     1.43%              1.10%              2.53%             $  96            $287


 THE PIMCO VARIABLE INSURANCE TRUST
 PIMCO High Yield                    1.43%              0.75%              2.18%             $  92            $251
 PIMCO StocksPLUS
   Growth and Income                 1.43%              0.65%              2.08%             $  91            $241

PROFUNDS
    ProFund VP Bull                  1.43%              1.98%              3.41%             $ 104            $369
    ProFund VP Small-Cap             1.43%              2.25%              3.68%             $ 107            $393
    ProFund VP Europe 30             1.43%              1.89%              3.32%             $ 103            $361


 THE PRUDENTIAL SERIES FUND
 Jennison                            1.43%              1.04%              2.47%             $  95            $281
 SP Jennison
   International Growth              1.43%              2.26%              3.69%             $ 107            $394






----------------------------------------------------------------------------------------------------------------------------
                                                                                                    EXAMPLES:
                                                      TOTAL ANNUAL                                  ---------
                                 TOTAL ANNUAL         INVESTMENT           TOTAL           TOTAL CHARGES AT THE END OF:
                                   INSURANCE           PORTFOLIO          ANNUAL
 INVESTMENT PORTFOLIO               CHARGES             CHARGES           CHARGES           1 YEAR          10 YEARS
----------------------------------------------------------------------------------------------------------------------------



The "Total Annual Investment Portfolio Charges" column above reflects current expense reimbursements for applicable investment portfolios. The 1 Year examples above include a 7% surrender charge. For more detailed information, see "Fees and Expenses" in the prospectus for the Contract.

6.   TAXES

Under a qualified Contract, your premiums are generally pre-tax contributions and accumulate on a tax-deferred basis. Premiums and earnings are generally taxed as income when you make a withdrawal or begin receiving annuity payments, presumably when you are in a lower tax bracket.

Under a non-qualified Contract, premiums are paid with after-tax dollars, and any earnings will accumulate tax-deferred. You will generally be taxed on these earnings, but not on premiums, when you make a withdrawal or begin receiving annuity payments.

For owners of most qualified Contracts, when you reach age 70 1/2 (or, in some cases, retire), you will be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts at your request. If you are younger than 59 1/2 when you take money out, in most cases, you will be charged a 10% federal penalty tax on the taxable amount withdrawn.

7.   WITHDRAWALS

You can withdraw your money at any time during the accumulation phase. You may elect in advance to take systematic withdrawals which are described on page 9. Withdrawals above the free withdrawal amount may be subject to a surrender charge. We will apply a market value adjustment if you withdraw your money from the fixed account more than 30 days before the applicable maturity date. Income taxes and a penalty tax may apply to amounts withdrawn.

8.   PERFORMANCE

The value of your Contract will fluctuate depending on the investment performance of the portfolio(s) you choose. The following chart shows average annual total return for each portfolio that was in operation for at least the entire calendar year of 2001. These numbers reflect the deduction of the mortality and expense risk charge (based on the Annual Ratchet Enhanced Death Benefit), the asset-based administrative charge and the annual contract fee, but do not reflect deductions for surrender charges, if any. If surrender charges were reflected, they would have the effect of reducing performance. Please keep in mind that past performance is not a guarantee of future results.

121796




                                                                                             CALENDAR YEAR
    INVESTMENT PORTFOLIO                                         2001            2000            1999            1998
    Managed by A I M  Capital Management, Inc.
         Capital Appreciation(1)                                -14.23%         -16.44%          22.86%          11.06%
         Strategic Equity(2)                                    -22.31%         -13.71%          54.02%          -0.61%
    Managed by Alliance Capital Management L.P.
         Capital Growth(2)                                      -14.98%         -18.31%          23.76%          10.37%
    Managed by Baring International Investment Limited
         Developing World(2)                                     -6.61%         -34.76%          59.36%             --
         Hard Assets(2)                                         -13.39%          -6.10%          21.62%         -30.61%
    Managed by Capital Guardian Trust Company
         Managed Global(3)                                      -13.18%         -15.79%          60.98%          27.47%
         Capital Guardian Small Cap(3)                           -2.89%         -19.43%          48.46%          19.25%
         Large Cap Value                                         -5.01%            --              --              --
    Managed by Eagle Asset Management, Inc.
         Value Equity                                            -5.80%           7.22%          -0.93%           0.09%
    Managed by Fidelity Research & Management Company
         Diversified Mid-Cap Series                              -7.98%            --              --              --
    Managed by Fleet Investment Advisors Inc.
         Equity Fund                                            -19.21%          -3.26%            --              --
         Growth and Income Fund                                  -5.29%           4.06%            --              --
         Small Company Growth Fund                               -1.59%         -10.28%            --              --
         Asset Allocation Fund                                   -8.73%           0.69%            --              --
         High Quality Bond Fund                                   5.86%          11.26%            --              --
    Managed By ING Investments, LLC
         ING VP Worldwide Growth                                -19.79%            --              --              --
         International Equity                                   -23.86%         -26.96%          51.26%           3.85%
    Managed by ING Investment Management, LLC
         Limited Maturity Bond                                    7.28%           6.19%          -0.32%           5.33%
         Liquid Asset                                             2.37%           4.53%           3.23%           3.54%
    Managed by Janus Capital Corporation
         Growth (2)                                             -31.25%         -23.11%          75.61%          25.01%
         Janus Growth and Income                                -10.81%            --              --              --
         Special Situations                                      -6.39%            --              --              --
    Managed by Jennison Associates LLC
         Jennison                                               -26.79%            --              --              --
         SP Jennison International Growth                       -36.86%            --              --              --
    Managed by Massachusetts Financial Services Company
         Mid-Cap Growth                                         -24.73%           6.63%          76.52%          21.06%
         Research                                               -22.59%          -5.91%          22.45%          21.29%
         Total Return                                            -0.92%          14.84%           1.89%           9.99%
    Managed By Pacific Investment Management Company
         Core Bond(4)                                             0.99%          -0.49%          -9.94%          10.25%
         PIMCO High Yield                                         0.88%          -2.28%           1.54%            --
         PIMCO StocksPLUS Growth and Income                     -12.72%         -10.79%          18.14%            --
     Managed by Salomon Brothers Asset Management, Inc.
         All Cap                                                  0.45%            --              --              --
         Investors                                               -5.65%            --              --              --
    Managed by T. Rowe Price Associates, Inc.
         Equity Income(2)                                        -0.10%          11.32%          -2.15%           6.71%
         Fully Managed                                            8.35%          20.23%           5.39%           4.37%
    Managed by Van Kampen
         Van Kampen Growth and Income                           -13.22%          -3.51%          14.22%          12.50%
         Real Estate                                              6.59%          29.13%          -5.19%         -14.70%

       ------------------------------
       (1) Prior to April 1, 1999, a different firm managed the Portfolio.
       (2) Prior to March 1, 1999, a different firm managed the Portfolio.
       (3) Prior to February 1, 2000, a different firm managed the Portfolio.
       (4) Prior to May 1, 2001, a different firm managed the Portfolio using a different investment style.

9.       DEATH BENEFIT

You may choose (i) the Standard Death Benefit, or (ii) the Annual Ratchet Enhanced Death Benefit. The Annual Ratchet Enhanced Death Benefit is available only if the contract owner or the annuitant (if the contract owner is not an individual) is less than 80 years old at the time of purchase. The Annual Ratchet Enhanced Death Benefit may not be available where a Contract is held by joint owners.

The death benefit is payable when the first of the following persons dies: the contract owner, joint owner, or annuitant (if a contract owner is not an individual). Assuming you are the contract owner, if you die during the accumulation phase, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the Contract. The death benefit paid depends on the death benefit you have chosen. The death benefit value is calculated at the close of the business day on which we receive written notice and due proof of death, as well as required claim forms, at our Customer Service Center. If your beneficiary elects to delay receipt of the death benefit until a date after the time of your death, the amount of the benefit payable in the future may be affected. If you die after the annuity start date and you are the annuitant, your beneficiary will receive the death benefit you chose under the annuity option then in effect.

The death benefit may be subject to certain mandatory distribution rules required by federal tax law.

Under the STANDARD DEATH BENEFIT, if you die before the annuity start date, your beneficiary will receive the greatest of:

     1)   the contract value;

     2) the total premium payments made under the Contract after subtracting any withdrawals; or

     3)   the cash surrender value.

Under the ANNUAL RATCHET ENHANCED DEATH BENEFIT, if you die before the annuity start date, your beneficiary will receive the greatest of:

     1)   the contract value;

     2) the total premium payments made under the Contract after subtracting any withdrawals;

     3)   the cash surrender value; or

     4) the enhanced death benefit, which is determined as follows: On each contract anniversary that occurs on or before the contract owner turns age 80, we compare the prior enhanced death benefit to the contract value and select the larger amount as the new enhanced death benefit. On all other days, the enhanced death benefit is the following amount:
          On a daily basis we first take the enhanced death benefit from the preceding day (which would be the initial premium if the preceding day is the contract date), then we add additional premiums paid since the preceding day, and then we subtract any withdrawals made since the preceding day (including any market value adjustment applied to such withdrawal), and then we subtract for any associated surrender charges. That amount becomes the new enhanced death benefit.

Note: In all cases described above, the amount of the death benefit could be reduced by premium taxes owed and withdrawals not previously deducted.

10.  OTHER INFORMATION

     FREE LOOK. If you cancel the Contract within 10 days after you receive it, you will receive a full refund of your contract value. We determine your contract value at the close of business on the day we receive your written refund request. For purposes of the refund during the free look period, we will include a refund of any charges deducted from your contract value. Because of the market risks associated with investing in the portfolios, the contract value returned may be greater or less than the premium you paid.

     TRANSFERS AMONG INVESTMENT PORTFOLIOS AND THE FIXED ACCOUNT. You can make transfers among your investment portfolios and your investment in the fixed account as frequently as you wish without any current tax implications. The minimum amount for a transfer is $100. There is currently no charge for transfers, and we do not limit the number of transfers allowed. The Company may, in the future, charge a $25 fee for any transfer after the twelfth transfer in a contract year or limit the number of transfers allowed. Keep in mind that if you transfer or otherwise withdraw your money from the fixed account more than 30 days before the applicable maturity date, we will apply a market value adjustment. A market value adjustment could increase or decrease your contract value and/or the amount you transfer or withdraw.

     NO PROBATE. In most cases, when you die, the person you choose as your beneficiary will receive the death benefit without going through probate. See "Federal Tax Considerations -- Taxation of Death Benefit Proceeds" in the prospectus.

     ADDITIONAL FEATURES.  This Contract has other features that may interest you.  These include:

              Dollar Cost Averaging. This is a program that allows you to invest a fixed amount of money in the investment portfolios each month, which may give you a lower average cost per unit over time than a single one-time purchase. Dollar cost averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. This option is currently available only if you have $1,200 or more in the Limited Maturity Bond or the Liquid Asset investment portfolios or in the fixed account with a 1-year guaranteed interest period. Transfers from the fixed account under this program will not be subject to a market value adjustment.

              Systematic Withdrawals. During the accumulation phase, you can arrange to have money sent to you at regular intervals throughout the year. Within limits these withdrawals will not result in any surrender charge. Withdrawals from your money in the fixed account under this program are not subject to a market value adjustment. Of course, any applicable income and penalty taxes will apply on amounts withdrawn.

              Automatic Rebalancing. If your contract value is $10,000 or more, you may elect to have the Company automatically readjust the money between your investment portfolios periodically to keep the blend you select. Investments in the fixed account are not eligible for automatic rebalancing.

11.  INQUIRIES

If you need more information after reading this profile and the prospectus, please contact us at:

     CUSTOMER SERVICE CENTER
     1000 WOODBURY ROAD, SUITE 102
     WOODBURY, NEW YORK 11797

     (800) 963-9539

or your registered representative.

                       This page intentionally left blank.

121796

                  RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK

      SEPARATE ACCOUNT NY-B OF RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK

           DEFERRED COMBINATION VARIABLE AND FIXED ANNUITY PROSPECTUS

                              GOLDENSELECT DVA PLUS

                          FEATURING THE GALAXY VIP FUND


                                                                  APRIL 1, 2002

         This prospectus describes GOLDENSELECT DVA PLUS, an individual deferred variable annuity contract (the "Contract") offered by ReliaStar Life Insurance Company of New York ("ReliaStar of NY," the "Company," "we" or "our"). The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("qualified Contracts") as well as those that do not qualify for such treatment ("non-qualified Contracts").

         The Contract provides a means for you to invest your premium payments in one or more of the mutual fund investment portfolios. You may also allocate premium payments to our Fixed Account with guaranteed interest periods. Your contract value will vary daily to reflect the investment performance of the investment portfolio(s) you select and any interest credited to your allocations in the Fixed Account. The investment portfolios available under your Contract and the portfolio managers are listed on the back of this cover.

         We will credit your Fixed Interest Allocation(s) with a fixed rate of interest. We set the interest rates periodically. We will not set the interest rate to be less than a minimum annual rate of 3%. You may choose guaranteed interest periods of 1, 3, 5, 7 and 10 years. The interest earned on your money as well as your principal is guaranteed as long as you hold them until the maturity date. If you take your money out from a Fixed Interest Allocation more than 30 days before the applicable maturity date, we will apply a market value adjustment ("Market Value Adjustment"). A Market Value Adjustment could increase or decrease your contract value and/or the amount you take out. You bear the risk that you may receive less than your principal if we take a Market Value Adjustment. You have a right to return a Contract within 10 days after you receive it for a full refund of the contract value (which may be more or less than the premium payments you paid).

         This prospectus provides information that you should know before investing and should be kept for future reference. A Statement of Additional Information ("SAI"), dated April 1, 2002, has been filed with the Securities and Exchange Commission ("SEC"). It is available without charge upon request. To obtain a copy of this document, write to our Customer Service Center at 1000 Woodbury Road Suite 102 Woodbury, New York 11797 or call (800) 963-9539, or access the SEC's website (http://www.sec.gov). The table of contents of the SAI is on the last page of this prospectus and the SAI is made part of this prospectus by reference.

     THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. AN INVESTMENT IN ANY SUBACCOUNT THROUGH THE GCG TRUST, THE GALAXY VIP FUND, THE PIMCO VARIABLE INSURANCE TRUST, THE PILGRIM VARIABLE INSURANCE TRUST, THE PRUDENTIAL SERIES FUND, INC., THE PILGRIM VARIABLE PRODUCTS TRUST, OR THE PROFUNDS IS NOT A BANK DEPOSIT AND IS NOT INSURED OR GUARANTEED BY A BANK OR BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

THE INVESTMENT PORTFOLIOS AND THE MANAGERS ARE LISTED ON THE BACK OF THIS COVER.
--------------------------------------------------------------------------------
GDVAP-121796


The investment portfolios available under your Contract and the portfolio managers are:
A I M CAPITAL MANAGEMENT, INC.                                    JANUS CAPITAL MANAGEMENT LLC
     Capital Appreciation Series                                       Growth Series
     Strategic Equity Series                                           Janus Growth and Income Series
ALLIANCE CAPITAL MANAGEMENT L. P.                                      Special Situations Series
     Capital Growth Series                                        JENNISON ASSOCIATES LLC
BARING INTERNATIONAL INVESTMENT, LIMITED                               Prudential Jennison Portfolio
  (AN AFFILIATE)                                                       SP Jennison International Growth Portfolio
     Developing World Series                                      MASSACHUSETTS FINANCIAL SERVICES COMPANY
     Hard Assets Series                                                Mid-Cap Growth Series
CAPITAL GUARDIAN TRUST COMPANY                                         Research Series
     Large Cap Value Series                                            Total Return Series
     Managed Global Series                                        PACIFIC INVESTMENT MANAGEMENT COMPANY
     Capital Guardian Small Cap Series                                 Core Bond Series
EAGLE ASSET MANAGEMENT, INC                                            PIMCO High Yield Bond Portfolio
     Value Equity Series                                               PIMCO StocksPLUS Growth and Income Portfolio
FIDELITY MANAGEMENT & RESEARCH COMPANY                            PROFUND ADVISORS LLC
     Asset Allocation Growth Series                                    ProFund VP Bull
     Diversified Mid-Cap Series                                        ProFund VP Europe 30
FLEET INVESTMENT ADVISORS INC.                                         ProFund VP Small-Cap
     Asset Allocation Fund                                        SALOMON BROTHERS ASSET MANAGEMENT, INC
     Equity Fund                                                       All Cap Series
     Growth and Income Fund                                            Investors Series
     High Quality Bond Fund                                       T. ROWE PRICE ASSOCIATES, INC.
     Small Company Growth Fund                                         Equity Income Series
GOLDMAN SACHS ASSET MANAGEMENT                                         Fully Managed Series
     Internet TollkeeperSM Series
ING INVESTMENT MANAGEMENT, LLC                                    VAN KAMPEN
  (AN AFFILIATE)                                                       Real Estate
     Limited Maturity Bond Series                                      Van Kampen Growth and Income
     Liquid Asset Series
ING INVESTMENTS, LLC (AN AFFILIATE)
  (FORMERLY ING PILGRIM INVESTMENTS, LLC)
     International Equity
     ING VP Worldwide Growth Portfolio
       (formerly Pilgrim VIT Worldwide Growth Portfolio)
     ING VP Growth Opportunities Portfolio
       (formerly Pilgrim VP Growth Opportunities Portfolio)
     ING VP MagnaCap Portfolio
       (formerly Pilgrim VP MagnaCap Portfolio)
     ING VP SmallCap Opportunities Portfolio
       (formerly Pilgrim VP SmallCap Opportunities )
       Portfolio)

     Internet TollkeeperSM Series is a service mark of Goldman, Sachs & Co.

     The above mutual fund investment portfolios are purchased and held by corresponding divisions of our Separate Account NY-B. We refer to the divisions as "subaccounts" and the money you place in the Fixed Account's guaranteed interest periods as "Fixed Interest Allocations" in this prospectus.

GDVAP-121796

---------------------------------------------------------------------------------------------------------------------------
                                TABLE OF CONTENTS
----------------------------------------------------------------------------------------------------------------------------

                                                                                                                PAGE

         Index of Special Terms...........................................................................        1
         Fees and Expenses................................................................................        2
         Performance Information..........................................................................        9
               Accumulation Unit..........................................................................        9
               Net Investment Factor......................................................................       10
               Condensed Financial Information............................................................       10
               Financial Statements.......................................................................       10
               Performance Information....................................................................       10
         ReliaStar Life Insurance Company of New York.....................................................       11
         The Trusts.......................................................................................       11
         ReliaStar of NY Separate Account NY-B............................................................       12
         The Investment Portfolios........................................................................       13
               Investment Objectives......................................................................       13
               Investment Management Fees and Other Expenses..............................................       19
         The Fixed Interest Allocation....................................................................       20
               Selecting a Guaranteed Interest Period.....................................................       20
               Guaranteed Interest Rates..................................................................       21
               Transfers from a Fixed Interest Allocation.................................................       21
               Withdrawals from a Fixed Interest Allocation...............................................       22
               Market Value Adjustment....................................................................       22
         The Annuity Contract.............................................................................       23
               Contract Date and Contract Year ...........................................................       23
               Annuity Start Date.........................................................................       23
               Contract Owner.............................................................................       23
               Annuitant..................................................................................       24
               Beneficiary................................................................................       24
               Purchase and Availability of the Contract..................................................       24
               Crediting of Premium Payments..............................................................       25
               Administrative Procedures..................................................................       26
               Contract Value.............................................................................       26
               Cash Surrender Value.......................................................................       26
               Surrendering to Receive the Cash Surrender Value...........................................       27
               The Subaccounts............................................................................       27
               Addition, Deletion or Substitution of Subaccounts and Other Changes........................       27
               The Fixed Account..........................................................................       27
               Other Contracts............................................................................       27
               Other Important Provisions.................................................................       28
         Withdrawals......................................................................................       28
               Regular Withdrawals........................................................................       28
               Systematic Withdrawals.....................................................................       28
               IRA Withdrawals............................................................................       29
         Transfers Among Your Investments.................................................................       29
               Transfers by Third Parties.................................................................       30
               Dollar Cost Averaging......................................................................       30
               Automatic Rebalancing......................................................................       32
         Death Benefit Choices............................................................................       32
               Death Benefit During the Accumulation Phase................................................       32
                   Standard Death Benefit.................................................................       32
                   Annual Ratchet Enhanced Death Benefit..................................................       32
               Death Benefit During the Income Phase......................................................       33

GDVAP-121796

----------------------------------------------------------------------------------------------------------------------------
                          TABLE OF CONTENTS (CONTINUED)
----------------------------------------------------------------------------------------------------------------------------
                                                                                                                PAGE
               Required Distributions upon Contract Owner's Death.........................................       33
               Required Distributions upon Contract Owner's Death.........................................       33
         Charges and Fees.................................................................................       34
               Charge Deduction Subaccount................................................................       34
               Charges Deducted from the Contract Value...................................................       34
                   Surrender Charge.......................................................................       34
                   Free Withdrawal Amount.................................................................       34
                   Surrender Charge for Excess Withdrawals................................................       34
                   Premium Taxes..........................................................................       35
                   Administrative Charge..................................................................       35
                   Transfer Charge........................................................................       35
               Charges Deducted from the Subaccounts......................................................       35
                   Mortality and Expense Risk Charge......................................................       35
                   Asset-Based Administrative Charge......................................................       35
               Trust Expenses.............................................................................       36
         The Annuity Options..............................................................................       36
               Annuitization of Your Contract.............................................................       36
               Selecting the Annuity Start Date...........................................................       37
               Frequency of Annuity Payments..............................................................       37
               The Annuity Options........................................................................       37
                   Income for a Fixed Period..............................................................       37
                   Income for Life with a Period Certain..................................................       37
                   Joint Life Income......................................................................       37
                   Annuity Plan...........................................................................       37
               Payment When Named Person Dies.............................................................       37
         Other Contract Provisions........................................................................       38
               Reports to Contract Owners.................................................................       38
               Suspension of Payments.....................................................................       38
               In Case of Errors in Your Application......................................................       38
               Assigning the Contract as Collateral.......................................................       38
               Contract Changes-Applicable Tax Law........................................................       38
               Free Look..................................................................................       38
               Group or Sponsored Arrangements............................................................       39
               Selling the Contract.......................................................................       39
         Other Information................................................................................       40
               Voting Rights..............................................................................       40
               State Regulation...........................................................................       40
               Legal Proceedings..........................................................................       40
               Legal Matters..............................................................................       40
               Experts....................................................................................       40
         Federal Tax Considerations.......................................................................       40
         More Information About ReliaStar Life Insurance Company of New York..............................       46
         Financial Statements of ReliaStar Life Insurance Company of New York.............................       58
         Statement of Additional Information
               Table of Contents..........................................................................       79
         Appendix A
               Condensed Financial Information............................................................       A1
         Appendix B
               The Investment Portfolios..................................................................       B1
         Appendix C
               Market Value Adjustment Examples...........................................................       C1
         Appendix D
               Surrender Charge for Excess Withdrawals Example............................................       D1


GDVAP-121796

--------------------------------------------------------------------------------
                             INDEX OF SPECIAL TERMS
--------------------------------------------------------------------------------
The following special terms are used throughout this prospectus. Refer to the page(s) listed for an explanation of each term:

SPECIAL TERM                                                           PAGE
Accumulation Unit                                                        8
Annual Ratchet Enhanced Death Benefit                                   28
Annuitant                                                               19
Annuity Start Date                                                      19
Cash Surrender Value                                                    22
Contract Date                                                           19
Contract Owner                                                          19
Contract Value                                                          21
Contract Year                                                           19
Fixed Interest Allocation                                               16
Free Withdrawal Amount                                                  29
Market Value Adjustment                                                 18
Net Investment Factor                                                    8
Standard Death Benefit                                                  27


The following terms as used in this prospectus have the same or substituted meanings as the corresponding terms currently used in the Contract:

TERM USED IN THIS PROSPECTUS           CORRESPONDING TERM USED IN THE CONTRACT
Accumulation Unit Value                Index of Investment Experience
Annuity Start Date                     Annuity Commencement Date
Contract Owner                         Owner or Certificate Owner
Contract Value                         Accumulation Value
Transfer Charge                        Excess Allocation Charge
Fixed Interest Allocation              Fixed Allocation
Free Look Period                       Right to Examine Period
Guaranteed Interest Period             Guarantee Period
Subaccount(s)                          Division(s)
Net Investment Factor                  Experience Factor
Regular Withdrawals                    Conventional Partial Withdrawals
Withdrawals                            Partial Withdrawals

GDVAP-121796

--------------------------------------------------------------------------------
                                FEES AND EXPENSES
--------------------------------------------------------------------------------

CONTRACT OWNER TRANSACTION EXPENSES*

      Surrender Charge:


    COMPLETE YEARS ELAPSED        0     1     2     3     4     5     6     7+
        SINCE PREMIUM PAYMENT

    SURRENDER CHARGE              7%    6%    5%    4%    3%    2%    1%     0%


      Transfer Charge..................................................   None**

      * If you invested in a Fixed Interest Allocation, a Market Value Adjustment may apply to certain transactions. This may increase or decrease your contract value and/or your transfer or surrender amount.

      ** We may in the future charge $25 per transfer if you make more than 12 transfers in a contract year.

ANNUAL CONTRACT ADMINISTRATIVE CHARGE

      Administrative Charge...............................................  $ 30
      (We waive this charge if the total of your premium payments is $100,000 or more, or if your contract value at the end of a contract year is $100,000 or more.)

SEPARATE ACCOUNT NY-B ANNUAL CHARGES***

                                           STANDARD       ENHANCED DEATH BENEFIT
                                         DEATH BENEFIT        ANNUAL RATCHET

 Mortality and Expense Risk Charge....       1.10%                  1.25%
 Asset-Based Administrative Charge....       0.15%                  0.15%
                                             -----                  -----
 Total Separate Account Charges.......       1.25%                  1.40%

      ***As a percentage of average assets in each subaccount. The mortality and expense risk charge and the asset-based administrative charge are deducted daily.

GDVAP-121796

THE GCG TRUST ANNUAL EXPENSES (as a percentage of the average daily net assets of a portfolio):


                                                                               TOTAL FUND                      NET FUND
                                                  DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
  PORTFOLIO                            FEE(1)          FEE     EXPENSES(2)     REDUCTIONS      REDUCTIONS    REDUCTIONS(3)
---------------------------------------------------------------------------------------------------------------------------
  All Cap                               1.00%        0.00%        0.01%           1.01%           0.00%          1.01%
  Capital Appreciation                  0.94%        0.00%        0.01%           0.95%           0.00%          0.95%
  Capital Growth                        1.01%        0.00%        0.01%           1.02%           0.00%          1.02%
  Capital Guardian Small Cap            0.94%        0.00%        0.01%           0.95%           0.00%          0.95%
  Core Bond     (4)                     1.00%        0.00%        0.01%           1.01%           0.00%          1.01%
  Developing World                      1.75%        0.00%        0.01%           1.76%           0.00%          1.76%
  Diversified Mid-Cap                   1.00%        0.00%        0.01%           1.01%           0.00%          1.01%
  Equity Income                         0.94%        0.00%        0.01%           0.95%           0.00%          0.95%
  Fully Managed                         0.94%        0.00%        0.01%           0.95%           0.00%          0.95%
  Growth Series     (5)                 1.01%        0.00%        0.01%           1.02%           0.00%          1.02%
  Hard Assets                           0.94%        0.00%        0.01%           0.95%           0.00%          0.95%
  International Equity (4)              1.25%        0.00%        0.01%           1.26%           0.00%          1.26%
  Internet Tollkeeper  (4)              1.85%        0.00%        0.01%           1.86%           0.00%          1.86%
  Investors                             1.00%        0.00%        0.01%           1.01%           0.00%          1.01%
  Janus Growth and Income               1.10%        0.00%        0.01%           1.11%           0.00%          1.11%
  Large Cap Value                       1.00%        0.00%        0.01%           1.01%           0.00%          1.01%
  Limited Maturity Bond                 0.53%        0.00%        0.01%           0.54%           0.00%          0.54%
  Liquid Asset                          0.53%        0.00%        0.01%           0.54%           0.00%          0.54%
  Managed Global                        1.25%        0.00%        0.01%           1.26%           0.00%          1.26%
  Mid-Cap Growth                        0.88%        0.00%        0.01%           0.89%           0.00%          0.89%
  Real Estate                           0.94%        0.00%        0.01%           0.95%           0.00%          0.95%
  Research                              0.88%        0.00%        0.01%           0.89%           0.00%          0.89%
  Special Situations                    1.10%        0.00%        0.01%           1.11%           0.00%          1.11%
  Strategic Equity                      0.94%        0.00%        0.01%           0.95%           0.00%          0.95%
  Total Return                          0.88%        0.00%        0.01%           0.89%           0.00%          0.89%
  Value Equity                          0.94%        0.00%        0.01%           0.95%           0.00%          0.95%
  Van Kampen Growth and
  Income (6)                            0.94%        0.00%        0.01%           0.95%           0.00%          0.95%
----------------------------------------------------------------------------------------------------------------------------

     (1) Fees decline as the total assets of certain combined portfolios increase. See the prospectus for The GCG Trust for more information.

     (2) Other expenses generally consist of independent trustees fees and certain expenses associated with investing in international markets. Other expenses are based on actual expenses for the year ended December 31, 2001, except for (i) portfolios that commenced operations in 2001 and (ii) newly formed portfolios where the charges have been estimated.

     (3) Total Expenses are based on actual expenses for the fiscal year ended December 31, 2001.

     (4)  Annualized.

     (5) DSI has agreed to a voluntary fee waiver 0.05% of assets in excess of $1.3 billion with respect to the Growth Series through December 31, 2002.

     (6) DSI has agreed to a voluntary fee waiver of 0.05% of assets in excess of $840 million with respect to the Van Kampen Growth and Income Series through December 31, 2002.

GDVAP-121796

 THE GALAXY VIP FUND ANNUAL EXPENSES (as a percentage of the average daily net assets of the portfolio):


                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE       EXPENSES     REDUCTIONS(1)     REDUCTIONS     REDUCTIONS
   -------------------------------------------------------------------------------------------------------------------------
    Asset Allocation                    0.75%        0.00%        0.28%           1.03%           0.00%          1.03%
    Equity                              0.75%        0.00%        0.27%           1.02%           0.00%          1.02%
    Growth and Income                   0.75%        0.00%        0.67%           1.42%           0.00%          1.42%
    High Quality Bond                   0.75%        0.00%        0.52%           1.07%           0.00%          1.07%
    Small Company Growth                0.75%        0.00%        1.69%           2.54%           0.00%          2.54%
   -------------------------------------------------------------------------------------------------------------------------

       (1) Total Expenses are based on actual expenses for the fiscal year ended December 31, 2001, except that expenses for the High Quality Bond Fund and Small Company Growth Fund have been restated to reflect current fees. Fleet Investment Advisors Inc. and/or the administrator are currently waiving certain fees and/or reimbursing fund expenses of 0.14% and 0.86% for the High Quality Bond Fund and Small Company Growth Fund,respectively. These waivers and expense reimbursements are voluntary and may be revised or discontinued at any time and are not reflected in the table above. Had these waivers and reimbursements been reflected, total expenses for the High Quality Bond Fund and Small Company Growth Fund would have been 0.93% and 1.68% respectively.

THE PIMCO VARIABLE INSURANCE TRUST ANNUAL EXPENSES (as a percentage of the average daily net assets of a portfolio):


                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE       EXPENSES     REDUCTIONS(1)     REDUCTIONS     REDUCTIONS
   -------------------------------------------------------------------------------------------------------------------------
     PIMCO High Yield                  0.25%        0.15%        0.36%           0.76%           0.01%          0.75%
     PIMCO StocksPLUS Growth and
        Income                         0.40%        0.15%        0.12%           0.67%           0.02%          0.65%
   -------------------------------------------------------------------------------------------------------------------------

       (1) "Other Expenses" reflects a 0.35% administrative fee for the High Yield Bond Portfolio and a 0.10% administrative fee and 0.01% representing organizational expenses and pro rata Trustees' fees for the StocksPLUS Growth and Income Portfolio.

       (2) PIMCO has contractually agreed to reduce total annual portfolio operating expenses to the extent they would exceed, due to the payment of organizational expenses and Trustees' fees, 0.75% and 0.65% of average daily net assets for the PIMCO High Yield and StocksPLUS Growth and Income Portfolios, respectively. Without such reductions, Total Annual Expenses for the fiscal year ended December 31, 2001 would have been 0.76% and 0.67% for the PIMCO High Yield Bond and StocksPLUS Growth and Income Portfolios, respectively. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.

ING VARIABLE INSURANCE TRUST ANNUAL EXPENSES (as a percentage of the average daily net assets of the portfolio)(1):


                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE       EXPENSES     REDUCTIONS(1)     REDUCTIONS     REDUCTIONS
   -------------------------------------------------------------------------------------------------------------------------
    ING VP Worldwide Growth
     Portfolio (Class S Shares)(2)      1.00%        0.25%       1.72%           2.97%            1.74%          1.23%
   -------------------------------------------------------------------------------------------------------------------------

       (1) The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in this Fund Expense Table and the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fees and expenses shown above. See "Trust and Fund Expenses" for additional information.

       (2) ING Investments, LLC has entered into written expense limitation agreements with each Portfolio under which it will limit expenses of the Portfolio, excluding interest, taxes, brokerage and extraordinary expenses subject to possible reimbursement to ING Investments, LLC within three years. The amount of each Portfolio's expenses waived or reimbursed during the last fiscal year by ING Investments, LLC is shown under the heading "Total Waivers or Reductions" in the table above. For the Worldwide Growth Portfolio, the expense limits will continue through at least December 31, 2002.

THE PRUDENTIAL SERIES FUND ANNUAL EXPENSES (as a percentage of the average daily net assets of the portfolio):

                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE       EXPENSES     REDUCTIONS(1)     REDUCTIONS     REDUCTIONS
   -------------------------------------------------------------------------------------------------------------------------
     Jennison (Class II Shares)        0.60%        0.25%        0.19%           1.04%            0.00%            1.04%
     SP Jennison International
     Growth(Class II Shares)(2)        0.85%        0.25%        1.16%           2.26%            0.00%            2.26%
   -------------------------------------------------------------------------------------------------------------------------

     (1) The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in this Fund Expense Table and the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fees and expenses shown above. See "Fees -- Fund Expenses" for additional information.

     (2) For the year ended December 31, 2001, the Portfolio's investment adviser voluntarily subsidized a portion of the Portfolio's total expenses. This subsidy is not reflected in the table above. Had this subsidy of 0.62% been reflected above, Total Net Fund Annual Expenses would have been 1.64%.

GDVAP-121796

ING VARIABLE PRODUCTS TRUST ANNUAL EXPENSES (as a percentage of the average daily net assets of the portfolio)(1):

                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE       EXPENSES     REDUCTIONS(1)     REDUCTIONS     REDUCTIONS
   -------------------------------------------------------------------------------------------------------------------------
     ING VP Growth
         Opportunities
         (Class S Shares) (2)           0.75%        0.25%        1.58%          2.58%            1.48%          1.10%
     ING VP MagnaCap
         (Class S Shares) (2)           0.75%        0.25%        0.53%          1.53%            0.43%          1.10%
     ING VP SmallCap
         Opportunities
         (Class S Shares) (2)           0.75%        0.25%        0.71%          1.71%            0.61%          1.10%
   -------------------------------------------------------------------------------------------------------------------------

       (1) The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in this Fund Expense Table and the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fees and expenses shown above. See "Trust and Fund Expenses" for additional information.

       (2) ING Investments, LLC has entered into written expense limitation agreements with each Portfolio under which it will limit expenses of the Portfolio, excluding interest, taxes, brokerage and extraordinary expenses subject to possible reimbursement to ING Investments, LLC within three years. The amount of each Portfolio's expenses waived or reimbursed during the last fiscal year by ING Investments, LLC is shown under the heading "Total Waivers or Reductions" in the table above. The expense limits for this Portfolio will continue through at least October 31, 2002.

PROFUNDS ANNUAL EXPENSES (as a percentage of the average daily net assets of the portfolio):

                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE       EXPENSES     REDUCTIONS(1)     REDUCTIONS     REDUCTIONS
   -------------------------------------------------------------------------------------------------------------------------
     ProFund VP Bull                    0.75%        0.25%        1.25%          2.25%           0.27%         1.98%
     ProFund VP Small-Cap               0.75%        0.25%        1.65%          0.00%           0.40%         2.25%
     ProFund VP Europe 30(1)            0.75%        0.25%        0.89%          0.00%           0.00%         1.89%
   -------------------------------------------------------------------------------------------------------------------------

       (1) Investment Advisory Fees and Expenses for the ProFund VPs Bull, Small-Cap and Europe 30 are for the period ending December 31, 2001.
       (2) ProFund Advisors has contractually agreed to waive Investment Advisory and Management Services Fees and to reimburse other expenses to the extent the Fund's Total Annual Operating Expenses exceed 1.98% for ProFund VP Bull and 2.25% for ProFund VP Small-Cap of the Fund's average daily net assets through December 31, 2002. After such date, the expense limitation may be terminated or revised. A waiver or reimbursement lowers the expense ratio and increases overall returns to the investors.

The purpose of the foregoing tables is to help you understand the various costs and expenses that you will bear directly and indirectly. See the prospectuses of The GCG Trust, The PIMCO Variable Insurance Trust, the Pilgrim Variable Insurance Trust, the Prudential Series Fund, the Pilgrim Variable Products Trust, and the ProFunds for additional information on management or advisory fees and in some cases on other portfolio expenses.

Premium taxes (which currently range from 0% to 3.5% of premium payments) may apply, but are not reflected in the tables above or in the examples below.

EXAMPLES:

In the following examples, surrender charges may apply if you choose to annuitize within the first 7 contract years. The examples also assume election of the Annual Ratchet Enhanced Death Benefit and are based on an assumed 5% annual return. The fund expenses used are those shown in the column, "Net Fund Annual Expenses After Waivers or Reductions," assuming that any applicable fee waivers or reimbursements would apply during all periods shown. If you surrender your Contract at the end of the applicable time period, you would pay the following expenses for each $1,000 invested:

      --------------------------------------------------------------------------------------------------------------
                                                  1 YEAR            3 YEARS          5 YEARS          10 YEARS
      --------------------------------------------------------------------------------------------------------------

        THE GCG TRUST

        All Cap                                     $ 95              $126             $160              $278
        Capital Appreciation                        $ 94              $124             $157              $272
        Capital Growth                              $ 95              $126             $161              $279
        Capital Guardian Small Cap                  $ 94              $124             $157              $272
        Core Bond                                   $ 95              $126             $160              $278
        Developing World                            $102              $148             $197              $349
        Diversified Mid-Cap                         $ 95              $126             $160              $278
        Equity Income                               $ 94              $124             $157              $272
        Fully Managed                               $ 94              $124             $157              $272
        Growth                                      $ 95              $126             $161              $279
        Hard Assets                                 $ 94              $124             $157              $272
        International Equity                        $ 97              $134             $172              $302
        Internet Tollkeeper                         $103              $151             $202              $359
        Investors                                   $ 95              $126             $160              $278
        Janus Growth and Income                     $ 96              $129             $165              $288
        Large Cap Value                             $ 95              $126             $160              $278
        Limited Maturity Bond                       $ 90              $112             $136              $230
        Liquid Asset                                $ 90              $112             $136              $230
        Managed Global                              $ 97              $134             $172              $302
        Mid-Cap Growth                              $ 94              $122             $154              $266
        Real Estate                                 $ 94              $124             $157              $272
        Research                                    $ 94              $122             $154              $266
        Special Situations                          $ 96              $129             $165              $288
        Strategic Equity                            $ 94              $124             $157              $272
        Total Return                                $ 94              $122             $154              $266
        Value Equity                                $ 94              $124             $157              $272
        Van Kampen Growth and Income                $ 94              $124             $157              $272

        THE GALAXY VIP FUND

        Asset Allocation                            $ 95              $127             $161              $280
        Equity                                      $ 95              $126             $161              $279
        Growth and Income                           $ 99              $138             $180              $318
        High Quality Bond                           $ 95              $128             $163              $284
        Small Company Growth                        $110              $171             $234              $418
      --------------------------------------------------------------------------------------------------------------

        THE PIMCO VARIABLE INSURANCE TRUST

        PIMCO High Yield                            $ 92              $118             $147              $251
        PIMCO StocksPLUS
          Growth and Income                         $ 91              $115             $142              $241

        ING VARIABLE INSURANCE   TRUST

        ING VP Worldwide Growth                    $ 97              $133              $171             $299

        THE PRUDENTIAL SERIES FUND

        Jennison                                    $ 95              $127             $162              $281
        SP Jennison International
          Growth                                    $107              $163             $221             $394

        ING VARIABLE PRODUCTS    TRUST

        ING VP Growth Opportunities                $ 96              $129              $165             $287
        ING VP MagnaCap                            $ 96              $129              $165             $287
        ING VP SmallCap Opportunities              $ 96              $129              $165             $287

        PROFUNDS

        ProFund VP Bull                            $104              $155              $207             $369
        ProFund VP Small-Cap                       $107              $163              $220             $393
        ProFund VP Europe 30                       $103              $152              $203             $361

      --------------------------------------------------------------------------



GDVAP-121796

If you do not surrender your Contract or if you annuitize on the annuity start date, you would pay the following expenses for each $1,000 invested:

      --------------------------------------------------------------------------------------------------------------
                                                  1 YEAR            3 YEARS          5 YEARS          10 YEARS
      --------------------------------------------------------------------------------------------------------------

        THE GCG TRUST

        All Cap                                     $25               $ 76             $130              $278
        Capital Appreciation                        $24               $ 74             $127              $272
        Capital Growth                              $25               $ 76             $131              $279
        Capital Guardian Small Cap                  $24               $ 74             $127              $272
        Core Bond                                   $25               $ 76             $130              $278
        Developing World                            $32               $ 98             $167              $349
        Diversified Mid-Cap                         $25               $ 76             $130              $278
        Equity Income                               $24               $ 74             $127              $272
        Fully Managed                               $24               $ 74             $127              $272
        Growth                                      $25               $ 76             $131              $279
        Hard Assets                                 $24               $ 74             $127              $272
        International Equity                        $27               $ 84             $142              $302
        Internet Tollkeeper                         $33               $101             $172              $359
        Investors                                   $25               $ 76             $130              $278
        Janus Growth and Income                     $26               $ 79             $135              $288
        Large Cap Value                             $25               $ 76             $130              $278
        Limited Maturity Bond                       $20               $ 62             $106              $230
        Liquid Asset                                $20               $ 62             $106              $230
        Managed Global                              $27               $ 84             $142              $302
        Mid-Cap Growth                              $24               $ 72             $124              $266
        Real Estate                                 $24               $ 74             $127              $272
        Research                                    $24               $ 72             $124              $266
        Special Situations                          $26               $ 79             $135              $288
        Strategic Equity                            $24               $ 74             $127              $272
        Total Return                                $24               $ 72             $124              $266
        Value Equity                                $24               $ 74             $127              $272
        Van Kampen Growth and Income                $24               $ 74             $127              $272

        THE GALAXY VIP FUND

        Asset Allocation                            $25               $ 77             $131              $280
        Equity                                      $25               $ 76             $131              $279
        Growth and Income                           $29               $ 88             $150              $318
        High Quality Bond                           $25               $ 78             $133              $284
        Small Company Growth                        $40               $121             $204              $418

        THE PIMCO VARIABLE INSURANCE TRUST

        PIMCO High Yield                            $22               $ 68             $117              $251
        PIMCO StocksPLUS
          Growth and Income                         $21               $ 65             $112              $241

        ING VARIABLE INSURANCE   TRUST

        ING VP Worldwide Growth                     $27              $ 83              $141             $299

        THE PRUDENTIAL SERIES FUND

         Jennison                                   $25              $ 77              $132             $281
        SP Jennison International
          Growth                                    $37              $113              $191             $394
      --------------------------------------------------------------------------------------------------------------

        ING VARIABLE PRODUCTS    TRUST

        ING VP Growth Opportunities                 $26              $ 79              $135             $287
        ING VP MagnaCap                             $26              $ 79              $135             $287
        ING VP SmallCap Opportunities               $26              $ 79              $135             $287

        PROFUNDS

        ProFund VP Bull                             $34              $105              $177             $369
        ProFund VP Small-Cap                        $37              $113              $190             $393
        ProFund VP Europe 30                        $33              $102              $173             $361

      --------------------------------------------------------------------------------------------------------------

The examples above reflect the annual administrative charge as an annual charge of 0.04% of assets (based on an average contract value of $79,000). If the Standard Death Benefit is elected instead of the Annual Ratchet Enhanced Death Benefit used in the examples, the actual expenses will be less than those represented in the examples. THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE MORE OR LESS THAN THOSE SHOWN SUBJECT TO THE TERMS OF YOUR CONTRACT.

--------------------------------------------------------------------------------
                             PERFORMANCE INFORMATION
--------------------------------------------------------------------------------

ACCUMULATION UNIT

We use accumulation units to calculate the value of a Contract. Each subaccount of Separate Account NY-B of ReliaStar of NY ("Separate Account NY-B") has its own accumulation unit value. The accumulation units are valued each business day that the New York Stock Exchange is open for trading. Their values may increase or decrease from day to day according to a Net Investment Factor, which is primarily based on the investment performance of the applicable investment portfolio. Shares in the investment portfolios are valued at their net asset value.

THE NET INVESTMENT FACTOR

The Net Investment Factor is an index number which reflects charges under the Contract and the investment performance of the subaccount. The Net Investment Factor is calculated for each subaccount as follows:

        (1) We take the net asset value of the subaccount at the end of each business day.
        (2) We add to (1) the amount of any dividend or capital gains distribution declared for the subaccount and reinvested in such subaccount. We subtract from that amount a charge for our taxes, if any.
        (3) We divide (2) by the net asset value of the subaccount at the end of the preceding business day.
        (4) We then subtract the applicable daily mortality and expense risk charge and the daily asset-based administrative charge from the subaccount.
Calculations for the subaccounts are made on a per share basis.

CONDENSED FINANCIAL INFORMATION

Tables containing (i) the accumulation unit value history of each subaccount of Separate Account NY-B offered in this prospectus and (ii) the total investment value history of each such subaccount are presented in Appendix A -- Condensed Financial Information.

FINANCIAL STATEMENTS

The audited financial statements of Separate Account NY-B for the year ended December 31, 2001 are included in the Statement of Additional Information. Because the Separate Account NY-B audited financial statements relate to periods prior to April 1, 2002 ("the merger date"), the financial statements and Report of Independent Auditors thereon refer to First Golden American Separate Account NY-B. As of the merger date, Separate Account NY-B will be named ReliaStar Life Insurance Company of New York Separate Account NY-B. The audited financial statements of ReliaStar of NY as of December 31, 2001 and 2000, and for the three years ended December 31, 2001 are included in this prospectus.

PERFORMANCE INFORMATION

From time to time, we may advertise or include in reports to contract owners performance information for the subaccounts of Separate Account NY-B, including the average annual total return performance, yields and other nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC.

Except for the Liquid Asset subaccount, quotations of yield for the subaccounts will be based on all investment income per unit (contract value divided by the accumulation unit) earned during a given 30-day period, less expenses accrued during such period. Information on standard total average annual return performance will include average annual rates of total return for 1, 5 and 10 year periods, or lesser periods depending on how long the subaccount of Separate Account NY-B has been investing in the portfolio. We may show other total returns for periods of less than one year. Total return figures will be based on the actual historic performance of the subaccounts of Separate Account NY-B, assuming an investment at the beginning of the period when the subaccount first invested in the portfolio, withdrawal of the investment at the end of the period, adjusted to reflect the deduction of all applicable portfolio and contract charges. We may also show rates of total return on amounts invested at the beginning of the period with no withdrawal at the end of the period. Total return figures which assume no withdrawals at the end of the period will reflect all recurring charges, but will not reflect the surrender charge. In addition, we may present historic performance data for the investment portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts of Separate Account NY-B. This data is designed to show the performance that would have resulted if the Contract had been in existence before the subaccounts began investing in the portfolios.

Current yield for the Liquid Asset subaccount is based on income received by a hypothetical investment over a given 7-day period, less expenses accrued, and then "annualized" (i.e., assuming that the 7-day yield would be received for 52 weeks). We calculate "effective yield" for the Liquid Asset subaccount in a manner similar to that used to calculate yield, but when annualized, the income earned by the investment is assumed to be reinvested. The "effective yield" will thus be slightly higher than the "yield" because of the compounding effect of earnings. We calculate quotations of yield for the remaining subaccounts on all investment income per accumulation unit earned during a given 30-day period, after subtracting fees and expenses accrued during the period assuming no surrender.

We may compare performance information for a subaccount to: (i) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, or any other applicable market indices, (ii) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies), or any other rating service, and
(iii) the Consumer Price Index (a measure for inflation) to determine the real rate of return of an investment in the Contract. Our reports and promotional literature may also contain other information, including the ranking of any subaccount based on rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by similar rating services.

Performance information reflects only the performance of a hypothetical contract and should be considered in light of other factors, including the investment objective of the investment portfolio and market conditions. Please keep in mind that past performance is not a guarantee of future results.

--------------------------------------------------------------------------------
                  RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
--------------------------------------------------------------------------------

ReliaStar of NY is a New York stock life insurance company originally incorporated on June 11, 1917 under the name The Morris Plan Insurance Society. ReliaStar of NY is authorized to transact business in all states, the District of Columbia and the Dominican Republic and is principally engaged in the business of providing individual life insurance and annuities, employee benefit products and services, retirement plans, and life and health reinsurance. ReliaStar of NY is a wholly-owned subsidiary of Security-Connecticut Life Insurance Company and is an indirect wholly-owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company based in The Netherlands. ReliaStar of NY's financial statements appear in this prospectus.

ING also owns Directed Services, Inc., the investment manager of The GCG Trust and the distributor of the Contracts, and other interests and ING Pilgrim Investments, LLC, a portfolio manager of The GCG Trust, and the investment manager of the Pilgrim Variable Insurance Trust and the Pilgrim Variable Products Trust. ING also owns Baring International Investment Limited, another portfolio manager of The GCG Trust, and ING Investment Management Advisors B.V., a portfolio manager of the Pilgrim Variable Insurance Trust.

Our principal office is located at 1000 Woodbury Road, Suite 102, Woodbury, New York 11797.

--------------------------------------------------------------------------------
                                   THE TRUSTS
--------------------------------------------------------------------------------

In this prospectus, we refer to The GCG Trust, The Galaxy VIP Fund, The PIMCO Variable Insurance Trust, the Pilgrim Variable Insurance Trust, the Prudential Series Fund, Inc., the Pilgrim Variable Products Trust, and the ProFunds collectively as the "Trusts" and individually as a "Trust." The GCG Trust is a mutual fund whose shares are offered to separate accounts funding variable annuity and variable life insurance policies offered by ReliaStar of NY and other affiliated insurance companies. The GCG Trust may also sell its shares to separate accounts of insurance companies not affiliated with ReliaStar of NY. Pending SEC approval, shares of The GCG Trust may also be sold to certain qualified pension and retirement plans. The principal address of The GCG Trust is 1475 Dunwoody Drive, West Chester, PA 19380. The Galaxy VIP Fund is a mutual fund whose shares are offered to separate accounts of various life insurance companies for variable annuity contracts, including certain variable contracts of ReliaStar of NY and its affiliates. The principal office of The Galaxy VIP Fund is 4400 Computer Drive, Westborough, MA 01581. The PIMCO Variable Insurance Trust is a mutual fund whose shares are available to separate accounts of insurance companies, including ReliaStar of NY, for both variable annuity contracts and variable life insurance policies and to qualified pension and retirement plans. The principal address of The PIMCO Variable Insurance Trust is 840 Newport Center Drive, Suite 300, Newport Beach, CA 92660. The ING Variable Insurance Trust (formerly the Pilgrim Variable Insurance Trust) is also a mutual fund whose shares are offered to separate accounts funding variable annuity contracts offered by ReliaStar of NY and other insurance companies, both affiliated and unaffiliated with ReliaStar of NY. The address of Pilgrim Variable Insurance Trust is 40 North Central Avenue, Suite 1200, Phoenix, AZ 85004. The Prudential Series Fund is also a mutual fund whose shares are available to separate accounts funding variable annuity and variable life insurance polices offered by The Prudential Insurance Company of America, its affiliated insurers and other life insurance companies not affiliated with Prudential, including ReliaStar of NY and Golden American. The address of the Prudential Series Fund is 751 Broad Street, Newark, NJ 07102. The ING Variable Products Trust (formerly the Pilgrim Variable Products Trust) is also a mutual fund whose shares are offered to separate accounts funding variable annuity contracts offered by ReliaStar of NY and other insurance companies, both affiliated and unaffiliated with ReliaStar of NY. The address of Pilgrim Variable Products Trust is 40 North Central Avenue, Suite 1200, Phoenix, AZ 85004. The ProFunds is also a mutual fund whose shares are offered to separate accounts funding variable annuity contracts offered by ReliaStar of NY and other insurance companies, both affiliated and unaffiliated with ReliaStar of NY. The address of ProFunds is 3435 Stelzer Road, Suite 1000, PO Box 182100, Columbus, OH 43218-2000. In the event that, due to differences in tax treatment or other considerations, the interests of contract owners of various contracts participating in the Trusts conflict, we, the Boards of Trustees and any other insurance companies participating in the Trusts will monitor events to identify and resolve any material conflicts that may arise. YOU WILL FIND MORE DETAILED INFORMATION ABOUT THE TRUSTS AND FUNDS IN "APPENDIX B - THE INVESTMENT PORTFOLIOS."

--------------------------------------------------------------------------------
                      RELIASTAR OF NY SEPARATE ACCOUNT NY-B
--------------------------------------------------------------------------------

ReliaStar of NY Separate Account NY-B ("Separate Account NY-B") was established as a separate account of First Golden American Life Insurance Company of New York ("First Golden") on June 13, 1996. It became a separate account of ReliaStar of NY as a result of the merger of First Golden into ReliaStar of NY effective April 1, 2002. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Separate Account NY-B is a separate investment account used for our variable annuity contracts. We own all the assets in Separate Account NY-B but such assets are kept separate from our other accounts.

Separate Account NY-B is divided in subaccounts. Each subaccount invests exclusively in shares of one investment portfolio of The GCG Trust, The Galaxy VIP Fund, The PIMCO Variable Insurance Trust, ING Variable Insurance Trust, The Prudential Series Fund, Inc., the ING Variable Products Trust, or the ProFunds Each investment portfolio has its own distinct investment objectives and policies. Income, gains and losses, realized or unrealized, of a portfolio are credited to or charged against the corresponding subaccount of Separate Account NY-B without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity contracts supported by Separate Account NY-B. If the assets in Separate Account NY-B exceed the required reserves and other liabilities, we may transfer the excess to our general account. We are obligated to pay all benefits and make all payments provided under the Contracts.

NOTE: We currently offer other variable annuity contracts that invest in Separate Account NY-B but are not discussed in this prospectus. Separate Account NY-B may also invest in other investment portfolios which are not available under your Contract. Under certain circumstances, we may make certain changes to the subaccounts. For more information, see "The Annuity Contract -- Addition, Deletion, or Substitution of Subaccounts and Other Changes."

--------------------------------------------------------------------------------
                          THE FIXED INTEREST ALLOCATION
--------------------------------------------------------------------------------
You may allocate premium payments and transfer your contract value to the guaranteed interest periods of our Fixed Account at any time during the accumulation period. Every time you allocate money to the Fixed Account, we set up a Fixed Interest Allocation for the guaranteed interest period you select. We currently offer guaranteed interest periods of 1, 3, 5, 7 and 10 years, although we may not offer all these periods in the future. You may select one or more guaranteed interest periods at any one time. We will credit your Fixed Interest Allocation with a guaranteed interest rate for the interest period you select, so long as you do not withdraw money from that Fixed Interest Allocation before the end of the guaranteed interest period. Each guaranteed interest period ends on its maturity date which is the last day of the month in which the interest period is scheduled to expire.

If you surrender, withdraw, transfer or annuitize your investment in a Fixed Interest Allocation more than 30 days before the end of the applicable guaranteed interest period, we will apply a Market Value Adjustment to the transaction. A Market Value Adjustment could increase or decrease the amount you surrender, withdraw, transfer or annuitize, depending on current interest rates at the time of the transaction. YOU BEAR THE RISK THAT YOU MAY RECEIVE LESS THAN YOUR PRINCIPAL IF WE APPLY A MARKET VALUE ADJUSTMENT.

Assets supporting amounts allocated to the Fixed Account are available to fund the claims of all classes of our customers, contract owners and other creditors. Interests under your Contract relating to the Fixed Account are registered under the Securities Act of 1933, but the Fixed Account is not registered under the 1940 Act.

SELECTING A GUARANTEED INTEREST PERIOD

You may select one or more Fixed Interest Allocations with specified guaranteed interest periods. A guaranteed interest period is the period that a rate of interest is guaranteed to be credited to your Fixed Interest Allocation. We may at any time decrease or increase the number of guaranteed interest periods offered.

Your contract value in the Fixed Account is the sum of your Fixed Interest Allocations and the interest credited as adjusted for any withdrawals (including any Market Value Adjustment applied to such withdrawal), transfers or other charges we may impose. Your Fixed Interest Allocation will be credited with the guaranteed interest rate in effect for the guaranteed interest period you selected when we receive and accept your premium or reallocation of contract value. We will credit interest daily at a rate, which yields the quoted guaranteed interest rate.

GUARANTEED INTEREST RATES

Each Fixed Interest Allocation will have an interest rate that is guaranteed as long as you do not take your money out until its maturity date. We do not have a specific formula for establishing the guaranteed interest rates for the different guaranteed interest periods. We determine guaranteed interest rates at our sole discretion. To find out the current guaranteed interest rate for a guaranteed interest period you are interested in, please contact our Customer Service Center or your registered representative. The determination may be influenced by the interest rates on fixed income investments in which we may invest with the amounts we receive under the Contracts. We will invest these amounts primarily in investment-grade fixed income securities (i.e., rated by Standard & Poor's rating system to be suitable for prudent investors) although we are not obligated to invest according to any particular strategy, except as may be required by applicable law. You will have no direct or indirect interest in these investments. We will also consider other factors in determining the guaranteed interest rates, including regulatory and tax requirements, sales commissions and administrative expenses borne by us, general economic trends and competitive factors. We cannot predict the level of future interest rates but no Fixed Interest Allocation will ever have a guaranteed interest rate of less than 3% per year. We may from time to time at our discretion offer interest rate specials for new premiums that are higher than the current base interest rate then offered. Renewal rates for such rate specials will be based on the base interest rate and not on the special rates initially declared.

TRANSFERS FROM A FIXED INTEREST ALLOCATION

You may transfer your contract value in a Fixed Interest Allocation to one or more new Fixed Interest Allocations with new guaranteed interest periods, or to any of the subaccounts of Separate Account NY-B. Unless you tell us the Fixed Interest Allocations from which such transfers will be made, we will transfer amounts from your Fixed Interest Allocations starting with the guaranteed interest period nearest its maturity date, until we have honored your transfer request. The minimum amount that you can transfer to or from any Fixed Interest Allocation is $250. If a transfer request would reduce the contract value remaining in a Fixed Interest Allocation to less than $100, we will treat such transfer request as a request to transfer the entire contract value in such Fixed Interest Allocation. Transfers from a Fixed Interest Allocation may be subject to a Market Value Adjustment. If you have a special Fixed Interest Allocation that was offered exclusively with our dollar cost averaging program, cancelling dollar cost averaging will cause a transfer of the entire contract value in such Fixed Interest Allocation to the Liquid Asset subaccount, and such a transfer is subject to a Market Value Adjustment.

On the maturity date of a guaranteed interest period, you may transfer amounts from the applicable Fixed Interest Allocation to the subaccount(s) and/or to new Fixed Interest Allocations with guaranteed interest periods of any length we are offering at that time. You may not, however, transfer amounts to any Fixed Interest Allocation with a guaranteed interest period that extends beyond the annuity start date.

At least 30 calendar days before a maturity date of any of your Fixed Interest Allocations, or earlier if required by state law, we will send you a notice of the guaranteed interest periods that are available. You must notify us which subaccounts or new guaranteed interest periods you have selected before the maturity date of your Fixed Interest Allocations. If we do not receive timely instructions from you, we will transfer the contract value in the maturing Fixed Interest Allocation to a new Fixed Interest Allocation with a guaranteed interest period that is the same as the expiring guaranteed interest period. If such guaranteed interest period is not available or would go beyond the annuity start date, we will transfer your contract value in the maturing Fixed Interest Allocation to the next shortest guaranteed interest period which does not go beyond the annuity start date. If no such guaranteed interest period is available, we will transfer the contract value to a subaccount specially designated by the Company for such purpose. Currently we use the Liquid Asset subaccount for such purpose.

WITHDRAWALS FROM A FIXED INTEREST ALLOCATION

During the accumulation phase, you may withdraw a portion of your contract value in any Fixed Interest Allocation. You may make systematic withdrawals of only the interest earned during the prior month, quarter or year, depending on the frequency chosen, from a Fixed Interest Allocation under our systematic withdrawal option. Systematic withdrawals from a Fixed Interest Allocation are not permitted if such Fixed Interest Allocation is currently participating in the dollar cost averaging program. A withdrawal from a Fixed Interest Allocation may be subject to a Market Value Adjustment and, in some cases, a surrender charge. Be aware that withdrawals may have federal income tax consequences, including a 10% penalty tax, as well as state income tax consequences.

If you tell us the Fixed Interest Allocation from which your withdrawal will be made, we will assess the withdrawal against that Fixed Interest Allocation. If you do not, we will assess your withdrawal against the subaccounts in which you invested, unless the withdrawal exceeds the contract value in the subaccounts. If there is no contract value in those subaccounts, we will deduct your withdrawal from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until we have honored your request.

MARKET VALUE ADJUSTMENT

A Market Value Adjustment may decrease, increase or have no effect on your contract value. We will apply a Market Value Adjustment (i) whenever you withdraw or transfer money from a Fixed Interest Allocation (unless made within 30 days before the maturity date of the applicable guaranteed interest period, or under the systematic withdrawal or dollar cost averaging program) and (ii) if on the annuity start date a guaranteed interest period for any Fixed Interest Allocation does not end on or within 30 days of the annuity start date.

We determine the Market Value Adjustment by multiplying the amount you withdraw, transfer or apply to an income plan by the following factor:

              (      1+I      )N/365
              (---------------)       -1
              (   1+J+.0025   )

Where,

     o "I" is the Index Rate for a Fixed Interest Allocation on the first day of the guaranteed interest period;

     o "J" is the Index Rate for a new Fixed Interest Allocation with a guaranteed interest period equal to the time remaining in the guaranteed interest period, at the time of calculation; and

     o "N" is the remaining number of days in the guaranteed interest period at the time of calculation.

The Index Rate is the average of the Ask Yields for U.S. Treasury Strips as quoted by a national quoting service for a period equal to the applicable guaranteed interest period. The average is currently based on the period starting from the 22nd day of the calendar month two months prior to the month of the Index Rate determination and ending the 21st day of the calendar month immediately before the month of determination. We currently calculate the Index Rate once each calendar month but have the right to calculate it more frequently. The Index Rate will always be based on a period of at least 28 days. If the Ask Yields are no longer available, we will determine the Index Rate by using a suitable and approved, if required, replacement method.

A Market Value Adjustment may be positive, negative or result in no change. In general, if interest rates are rising, you bear the risk that any Market Value Adjustment will likely be negative and reduce your contract value. On the other hand, if interest rates are falling, it is more likely that you will receive a positive Market Value Adjustment that increases your contract value. In the event of a full surrender, transfer or annuitization from a Fixed Interest Allocation, we will add or subtract any Market Value Adjustment from the amount surrendered, transferred or annuitized. In the event of a partial withdrawal, transfer or annuitization, we will add or subtract any Market Value Adjustment from the total amount withdrawn, transferred or annuitized in order to provide the amount requested. If a negative Market Value Adjustment exceeds your contract value in the Fixed Interest Allocation, we will consider your request to be a full surrender, transfer or annuitization of the Fixed Interest Allocation.

Several examples which illustrate how the Market Value Adjustment works are included in Appendix C.

--------------------------------------------------------------------------------
                              THE ANNUITY CONTRACT
--------------------------------------------------------------------------------

The Contract described in this prospectus is a deferred combination variable and fixed annuity contract. The Contract provides a means for you to invest in one or more of the available mutual fund portfolios of Trusts and Funds through Separate Account NY-B. It also provides a means for you to invest in a Fixed Interest Allocation through the Fixed Account.

CONTRACT DATE AND CONTRACT YEAR

The date the Contract became effective is the contract date. Each 12-month period following the contract date is a contract year.

ANNUITY START DATE

The annuity start date is the date you start receiving annuity payments under your Contract. The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. The accumulation phase is the period between the contract date and the annuity start date. The income phase begins when you start receiving regular annuity payments from your Contract on the annuity start date.

CONTRACT OWNER

You are the contract owner. You are also the annuitant unless another annuitant is named in the application. You have the rights and options described in the Contract. One or more persons may own the Contract. If there are multiple owners named, the age of the oldest owner will determine the applicable death benefit if such death benefit is available for multiple owners.

The death benefit becomes payable when you die. In the case of a sole contract owner who dies before the income phase begins, we will pay the beneficiary the death benefit then due. The sole contract owner's estate will be the beneficiary if no beneficiary has been designated or the beneficiary has predeceased the contract owner. In the case of a joint owner of the Contract dying before the income phase begins, we will designate the surviving contract owner as the beneficiary. This will override any previous beneficiary designation.

If the contract owner is a trust and a beneficial owner of the trust has been designated, the beneficial owner will be treated as the contract owner for determining the death benefit. If a beneficial owner is changed or added after the contract date, this will be treated as a change of contract owner for determining the death benefit. If no beneficial owner of the trust has been designated, the availability of enhanced death benefits will be based on the age of the annuitant at the time you purchase the Contract.

     JOINT OWNER. For non-qualified Contracts only, joint owners may be named in a written request before the Contract is in effect. Joint owners may independently exercise transfers and other transactions allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them. All rights of a joint owner end at death of that owner if the other joint owner survives. The entire interest of the deceased joint owner in the Contract will pass to the surviving joint owner. The age of the older owner will determine the applicable death benefit if Enhanced Death Benefits are available for multiple owners.

ANNUITANT

The annuitant is the person designated by you to be the measuring life in determining annuity payments. The annuitant's age determines when the income phase must begin and the amount of the annuity payments to be paid. You are the annuitant unless you choose to name another person. The annuitant may not be changed after the Contract is in effect. The contract owner will receive the annuity benefits of the Contract if the annuitant is living on the annuity start date. If the annuitant dies before the annuity start date, and a contingent annuitant has been named, the contingent annuitant becomes the annuitant (unless the contract owner is not an individual, in which case the death benefit becomes payable).

If there is no contingent annuitant when the annuitant dies before the annuity start date, the contract owner will become the annuitant. The contract owner may designate a new annuitant within 60 days of the death of the annuitant. If there is no contingent annuitant when the annuitant dies before the annuity start date and the contract owner is not an individual, we will pay the designated beneficiary the death benefit then due. If a beneficiary has not been designated, or if there is no designated beneficiary living, the contract owner will be the beneficiary. If the annuitant was the sole contract owner and there is no beneficiary designation, the annuitant's estate will be the beneficiary. Regardless of whether a death benefit is payable, if the annuitant dies and any contract owner is not an individual, distribution rules under federal tax law will apply. You should consult your tax adviser for more information if you are not an individual.

BENEFICIARY

The beneficiary is named by you in a written request. The beneficiary is the person who receives any death benefit proceeds and who becomes the successor contract owner if the contract owner (or the annuitant if the contract owner is other than an individual) dies before the annuity start date. We pay death benefits to the primary beneficiary (unless there are joint owners, in which case death proceeds are payable to the surviving owner(s)). If the beneficiary dies before the annuitant or the contract owner, the death benefit proceeds are paid to the contingent beneficiary, if any. If there is no surviving beneficiary, we pay the death benefit proceeds to the contract owner's estate.

One or more persons may be a beneficiary or contingent beneficiary. In the case of more than one beneficiary, we will assume any death benefit proceeds are to be paid in equal shares to the surviving beneficiaries. You have the right to change beneficiaries during the annuitant's lifetime unless you have designated an irrevocable beneficiary. When an irrevocable beneficiary has been designated, you and the irrevocable beneficiary may have to act together to exercise some of the rights and options under the Contract.

     CHANGE OF CONTRACT OWNER OR BENEFICIARY. During the annuitant's lifetime, you may transfer ownership of a non-qualified Contract. A change in ownership may affect the amount of the death benefit and the guaranteed death benefit. You may also change the beneficiary. All requests for changes must be in writing and submitted to our Customer Service Center in good order. The change will be effective as of the day you sign the request. The change will not affect any payment made or action taken by us before recording the change.

PURCHASE AND AVAILABILITY OF THE CONTRACT

We will issue a Contract only if both the annuitant and the contract owner are not older than age 85.

The initial premium payment must be $10,000 or more ($1,500 for qualified Contracts). You may make additional payments of $500 or more ($50 for qualified Contracts) at any time after the free look period before you turn age 85. Under certain circumstances, we may waive the minimum premium payment requirement. We may also change the minimum initial or additional premium requirements for certain group or sponsored arrangements. Any initial or additional premium payment that would cause the contract value of all annuities that you maintain with us to exceed $1,000,000 requires our prior approval. The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state tax brackets. YOU SHOULD NOT BUY THIS CONTRACT: (1) IF YOU ARE LOOKING FOR A SHORT-TERM INVESTMENT; (2) IF YOU CANNOT RISK GETTING BACK LESS MONEY THAN YOU PUT IN; OR (3) IF YOUR ASSETS ARE IN A PLAN WHICH PROVIDES FOR TAX-DEFERRAL AND YOU SEE NO OTHER REASON TO PURCHASE THIS CONTRACT.

IRAs and other qualified plans already have the tax-deferral feature found in this Contract. For an additional cost, the Contract provides other benefits including death benefits and the ability to receive a lifetime income. You should not purchase a qualified Contract unless you want these other features and benefits, taking into account their cost. See "Fees and Expenses" in this prospectus.

We and our affiliates offer other variable products that may offer some of the same investment portfolios. These products have different benefits and charges, and may or may not better match your needs. The Contracts offered by this prospectus are available only to customers of Fleet Financial Group, Inc. and its affiliates.

CREDITING OF PREMIUM PAYMENTS

We will process your initial premium within 2 business days after receipt, if the application and all information necessary for processing the Contract are complete. Subsequent premium payments will be processed within 1 business day if we receive all information necessary. In certain states we also accept initial and additional premium payments by wire order. Wire transmittals must be accompanied by sufficient electronically transmitted data. We may retain initial premium payment for up to 5 business days while attempting to complete an incomplete application. If the application cannot be completed within this period, we will inform you of the reasons for the delay. We will also return the premium payment immediately unless you direct us to hold the premium payment until the application is completed. We will allocate your initial payment according to the instructions you specified. If a subaccount is not available or requested in error, we will make inquiry about a replacement subaccount. If we are unable to reach you or your representative, we will consider the application incomplete. For initial premium payments, the payment will be credited at the accumulation unit value next determined after we receive your premium payment and the completed application. Once the completed application is received, we will allocate the payment to the subaccount(s) and/or Fixed Interest Allocations specified by you within 2 business days.

We will make inquiry to discover any missing information related to subsequent payments. We will allocate the subsequent payment(s) pro rata according to the current variable subaccount allocation unless you specify otherwise. Any fixed allocation(s) will not be considered in the pro rata calculations. If a subaccount is no longer available or requested in error, we will allocate the subsequent payment(s) proportionally among the other subaccount(s) in your current allocation or your allocation instructions. For any subsequent premium payments, the payment will be credited at the accumulation unit value next determined after receipt of your premium payment and instructions.

Once we allocate your premium payment to the subaccounts selected by you, we convert the premium payment into accumulation units. We divide the amount of the premium payment allocated to a particular subaccount by the value of an accumulation unit for the subaccount to determine the number of accumulation units of the subaccount to be held in Separate Account NY-B with respect to your Contract. The net investment results of each subaccount vary with its investment performance. If your premium payment was transmitted by wire order from your broker-dealer, we will follow the following procedure after we receive and accept the wire order and investment instructions. The procedure we follow depends on the procedures of your broker-dealer: We reserve the right to rescind the Contract if we do not receive and accept a properly completed application or enrollment form within 5 days of the premium payment. If we do not receive the application or form within 5 days of the premium payment, we will refund the contract value plus any charges we deducted, and the Contract will be voided.

We may require that an initial premium designated for a subaccount of Separate Account NY-B or the Fixed Account be allocated to a subaccount specially designated by the Company (currently, the Liquid Asset subaccount) during the free look period. After the free look period, we will convert your contract value (your initial premium plus any earnings less any expenses) into accumulation units of the subaccounts you previously selected. The accumulation units will be allocated based on the accumulation unit value next computed for each subaccount. Initial premiums designated for Fixed Interest Allocations will be allocated to a Fixed Interest Allocation with the guaranteed interest period you have chosen; however, in the future we may allocate the premiums to the specially designated subaccount during the free look period.

ADMINISTRATIVE PROCEDURES

We may accept a request for Contract service in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. We will process your request at the accumulation value next determined only after you have met all administrative requirements.

CONTRACT VALUE

We determine your contract value on a daily basis beginning on the contract date. Your contract value is the sum of (a) the contract value in the Fixed Interest Allocations, and (b) the contract value in each subaccount in which you are invested.

     CONTRACT VALUE IN FIXED INTEREST ALLOCATIONS. The contract value in your Fixed Interest Allocations is the sum of premium payments allocated to the Fixed Interest Allocations under the Contract, plus contract value transferred to the Fixed Interest Allocations, plus credited interest, minus any transfers and withdrawals from the Fixed Interest Allocation (including any Market Value Adjustment applied to such withdrawal), contract fees, and premium taxes.

     CONTRACT VALUE IN THE SUBACCOUNTS. On the contract date, the contract value in the subaccount in which you are invested is equal to the initial premium paid and designated to be allocated to the subaccount. On the contract date, we allocate your contract value to each subaccount and/or a Fixed Interest Allocation specified by you, unless the Contract is issued in a state that requires the return of premium payments during the free look period, in which case, the portion of your initial premium not allocated to a Fixed Interest Allocation will be allocated to a subaccount specially designated by the Company during the free look period for this purpose (currently, the Liquid Asset subaccount). On each business day after the contract date, we calculate the amount of contract value in each subaccount as follows:

        (1) We take the contract value in the subaccount at the end of the preceding business day.
        (2) We multiply (1) by the subaccount's Net Investment Factor since the preceding business day.
        (3)  We add (1) and (2).
        (4) We add to (3) any additional premium payments, and then add or subtract any transfers to or from that subaccount.
        (5) We subtract from (4) any withdrawals and any related charges, and then subtract any contract fees and premium taxes.

CASH SURRENDER VALUE

The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value will fluctuate daily based on the investment results of the subaccounts in which you are invested and interest credited to Fixed Interest Allocations and any Market Value Adjustment. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your contract value, then we adjust for any Market Value Adjustment, then we deduct any surrender charge, any charge for premium taxes, the annual contract and administration fee (unless waived) and any other charges incurred but not yet deducted.

SURRENDERING TO RECEIVE THE CASH SURRENDER VALUE

You may surrender the Contract at any time while the annuitant is living and before the annuity start date. A surrender will be effective on the date your written request and the Contract are received at our Customer Service Center. We will determine and pay the cash surrender value at the price next determined after receipt of all paperwork required in order for us to process your surrender. Once paid, all benefits under the Contract will be terminated. For administrative purposes, we will transfer your money to a specially designated subaccount (currently the Liquid Asset subaccount) prior to processing the surrender. This transfer will have no effect on your cash surrender value. You may receive the cash surrender value in a single sum payment or apply it under one or more annuity options. We will usually pay the cash surrender value within 7 days.

Consult your tax adviser regarding the tax consequences associated with surrendering your Contract. A surrender made before you reach age 59 1/2 may result in a 10% tax penalty. See "Federal Tax Considerations" for more details.

THE SUBACCOUNTS

Each of the subaccounts of Separate Account NY-B offered under this prospectus invests in an investment portfolio with its own distinct investment objectives and policies. Each subaccount of Separate Account NY-B invests in a corresponding portfolio of The GCG Trust, the Galaxy VIP Fund, The PIMCO Variable Insurance Trust, the Pilgrim Variable Insurance Trust, the Prudential Series Fund, Inc., the Pilgrim Variable Products Trust, or the ProFunds.

ADDITION, DELETION OR SUBSTITUTION OF SUBACCOUNTS AND OTHER CHANGES

We may make additional subaccounts available to you under the Contract. These subaccounts will invest in investment portfolios we find suitable for your Contract. We may amend the Contract to conform to applicable laws or governmental regulations. If we feel that investment in any of the investment portfolios has become inappropriate to the purposes of the Contract, we may, with approval of the SEC (and any other regulatory agency, if required) substitute another portfolio for existing and future investments. If you have elected the dollar cost averaging, systematic withdrawals, or automatic rebalancing programs or if you have other outstanding instructions, and we substitute or otherwise eliminate a portfolio which is subject to those instructions, we will execute your instructions using the substituted or proposed replacement portfolio, unless you request otherwise. The substitute or proposed replacement portfolio may have higher fees and charges than any portfolio it replaces. We also reserve the right to: (i) deregister Separate Account NY-B under the 1940 Act; (ii) operate Separate Account NY-B as a management company under the 1940 Act if it is operating as a unit investment trust; (iii) operate Separate Account NY-B as a unit investment trust under the 1940 Act if it is operating as a managed separate account; (iv) restrict or eliminate any voting rights as to Separate Account NY-B; and (v) combine Separate Account NY-B with other accounts. We will, of course, provide you with written notice before any of these changes are effected.

THE FIXED ACCOUNT

The Fixed Account is a segregated asset account which contains the assets that support a contract owner's Fixed Interest Allocations. See "The Fixed Interest Allocations" for more information.

OTHER CONTRACTS

We offer other variable annuity contracts that also invest in the same investment portfolios of the Trusts. These contracts have different charges that could effect their performance, and many offer different benefits more suitable to your needs. To obtain more information about these other contracts, contact our Customer Service Center or your registered representative.

OTHER IMPORTANT PROVISIONS

See "Withdrawals," "Transfers Among Your Investments," "Death Benefit Choices," "Charges and Fees," "The Annuity Options" and "Other Contract Provisions" in this prospectus for information on other important provisions in your Contract.

--------------------------------------------------------------------------------
                                   WITHDRAWALS
--------------------------------------------------------------------------------

Any time during the accumulation phase and before the death of the annuitant, you may withdraw all or part of your money. Keep in mind that if you request a withdrawal for more than 90% of the cash surrender value, we will treat it as a request to surrender the Contract. If any single withdrawal or the sum of withdrawals exceeds the Free Withdrawal Amount, you will incur a surrender charge. The Free Withdrawal Amount in any contract year is 15% of your contract value on the date of withdrawal less any withdrawals during that contract year.

You need to submit to us a written request specifying the Fixed Interest Allocations or subaccounts from which amounts are to be withdrawn, otherwise the withdrawal will be made on a pro rata basis from all of the subaccounts in which you are invested. If there is not enough contract value in the subaccounts, we will deduct the balance of the withdrawal from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until we have honored your request. We will apply a Market Value Adjustment to any withdrawal from your Fixed Interest Allocation taken more than 30 days before its maturity date. We will determine the contract value as of the close of business on the day we receive your withdrawal request at our Customer Service Center. The contract value may be more or less than the premium payments made.

For administrative purposes, we will transfer your money to a specially designated subaccount (currently, the Liquid Asset subaccount) prior to processing the withdrawal. This transfer will not affect the withdrawal amount you receive. We offer the following three withdrawal options:

REGULAR WITHDRAWALS

After the free look period, you may make regular withdrawals. Each withdrawal must be a minimum of $100. We will apply a Market Value Adjustment to any regular withdrawal from a Fixed Interest Allocation that is taken more than 30 days before its maturity date.

SYSTEMATIC WITHDRAWALS

You may elect to receive automatic systematic withdrawal payments (1) from the contract value in the subaccounts in which you are invested, or (2) from the interest earned in your Fixed Interest Allocations. Systematic withdrawals may be taken monthly, quarterly or annually. You decide when you would like systematic payments to start as long as it starts at least 28 days after your contract date. You also select the date on which the systematic withdrawals will be made, but this date cannot be later than the 28th day of the month. If you have elected to receive systematic withdrawals but have not chosen a date, we will make the withdrawals on the same calendar day of each month as your contract date. If your contract date is after the 28th, your systematic withdrawal will be made on the 28th day of each month. Each systematic withdrawal amount must be a minimum of $100. The amount of your systematic withdrawal can either be (1) a fixed dollar amount, or (2) an amount based on a percentage of your contract value. Both forms of systematic withdrawals are subject to the following maximum, which is calculated on each withdrawal date:

                                          MAXIMUM PERCENTAGE
                FREQUENCY                 OF CONTRACT VALUE
                Monthly                          1.25%
                Quarterly                        3.75%
                Annually                        15.00%

If your systematic withdrawal is a fixed dollar amount and the amount to be systematically withdrawn would exceed the applicable maximum percentage of your contract value on any withdrawal date, we will automatically reduce the amount withdrawn so that it equals such percentage. Thus, your fixed dollar systematic withdrawals will never exceed the maximum percentage. If you want fixed dollar systematic withdrawals to exceed the maximum percentage and are willing to incur associated surrender charges, consider the Fixed Dollar Systematic Withdrawal Feature which you may add to your regular systematic withdrawal program.

If your systematic withdrawal is based on a percentage of your contract value and the amount to be systematically withdrawn based on that percentage would be less than $100, we will automatically increase the amount to $100 as long as it does not exceed the maximum percentage. If the systematic withdrawal would exceed the maximum percentage, we will send the amount, and then automatically cancel your systematic withdrawal option.

Systematic withdrawals from Fixed Interest Allocations are limited to interest earnings during the prior month, quarter, or year, depending on the frequency you chose. Systematic withdrawals are not subject to a Market Value Adjustment, unless you have added the Fixed Dollar Systematic Withdrawal Feature discussed below and the payments exceed interest earnings. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) or 72(t) distributions. A Fixed Interest Allocation may not participate in both the systematic withdrawal option and the dollar cost averaging program at the same time. You may change the amount or percentage of your systematic withdrawal once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date. If you submit a subsequent premium payment after you have applied for systematic withdrawals, we will not adjust future withdrawals under the systematic withdrawal program unless you specifically request that we do so. The systematic withdrawal option may commence in a contract year where a regular withdrawal has been taken but you may not change the amount or percentage of your withdrawals in any contract year during which you have previously taken a regular withdrawal. You may not elect the systematic withdrawal option if you are taking IRA withdrawals.

     FIXED DOLLAR SYSTEMATIC WITHDRAWAL FEATURE. You may add the Fixed Dollar Systematic Withdrawal Feature to your regular fixed dollar systematic withdrawal program. This feature allows you to receive a systematic withdrawal in a fixed dollar amount regardless of any surrender charges or Market Value Adjustments. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) or 72(t) distributions. You choose the amount of the fixed systematic withdrawals, which may total up to an annual maximum of 15% of your contract value as determined on the day we receive your election of this feature. The maximum limit will not be recalculated when you make additional premium payments, unless you instruct us to do so. We will assess a surrender charge on the withdrawal date if the systematic withdrawal exceeds the maximum limit as calculated on the withdrawal date. We will assess a Market Value Adjustment on the withdrawal date if the systematic withdrawal from a Fixed Interest Allocation exceeds your interest earnings on the withdrawal date. We will apply the surrender charge and any Market Value Adjustment directly to your contract value (rather than to the systematic withdrawal) so that the amount of each systematic withdrawal remains fixed.

Flat dollar systematic withdrawals which are intended to satisfy the requirements of Section 72(q) or 72(t) of the Internal Revenue Code (the "Code") may exceed the maximum. Such withdrawals are subject to surrender charges and Market Value Adjustment when they exceed the applicable free withdrawal amount.

IRA WITHDRAWALS

If you have a non-Roth IRA Contract and will be at least age 70 1/2 during the current calendar year, you may elect to have distributions made to you to satisfy requirements imposed by federal tax law. IRA withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service ("IRS") rules governing mandatory distributions under qualified plans. We will send you a notice before your distributions commence. You may elect to take IRA withdrawals at that time, or at a later date. You may not elect IRA withdrawals and participate in systematic withdrawals at the same time. If you do not elect to take IRA withdrawals, and distributions are required by federal tax law, distributions adequate to satisfy the requirements imposed by federal tax law may be made. Thus, if you are participating in systematic withdrawals, distributions under that option must be adequate to satisfy the mandatory distribution rules imposed by federal tax law. You may choose to receive IRA withdrawals on a monthly, quarterly or annual basis. Under this option, you may elect payments to start as early as 28 days after the contract date. You select the day of the month when the withdrawals will be made, but it cannot be later than the 28th day of the month. If no date is selected, we will make the withdrawals on the same calendar day of the month as the contract date.

You may request that we calculate for you the amount that is required to be withdrawn from your Contract each year based on the information you give us and various choices you make. For information regarding the calculation and choices you have to make, see the Statement of Additional Information. The minimum dollar amount you can withdraw is $100. When we determine the required IRA withdrawal amount for a taxable year based on the frequency you select, if that amount is less than $100, we will pay $100. At any time where the IRA withdrawal amount is greater than the contract value, we will cancel the Contract and send you the amount of the cash surrender value.

You may change the payment frequency of your IRA withdrawals once each contract year or cancel this option at any time by sending us satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date. An IRA withdrawal in excess of the amount allowed under systematic withdrawals will be subject to a Market Value Adjustment.

CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES ASSOCIATED WITH TAKING WITHDRAWALS. You are responsible for determining that withdrawals comply with applicable law. A withdrawal made before the taxpayer reaches age 59 1/2 may result in a 10% penalty tax. See "Federal Tax Considerations" for more details.

--------------------------------------------------------------------------------
                        TRANSFERS AMONG YOUR INVESTMENTS
--------------------------------------------------------------------------------

You may transfer your contract value among the subaccounts in which you are invested and your Fixed Interest Allocations at the end of the free look period until the annuity start date. We currently do not charge you for transfers made during a contract year, but reserve the right to charge $25 for each transfer after the twelfth transfer in a contract year. We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law. For example, we currently require that orders received via facsimile to effect transactions in subaccounts that invest in Profund portfolios be received at our Customer Service Center no later than 3 p.m. eastern time. We will apply a Market Value Adjustment to transfers from a Fixed Interest Allocation taken more than 30 days before its maturity date unless the transfer is made under the dollar cost averaging program.

Transfers will be based on values at the end of the business day in which the transfer request is received at our Customer Service Center. The minimum amount that you may transfer is $100 or, if less, your entire contract value held in a subaccount or a Fixed Interest Allocation.

To make a transfer, you must notify our Customer Service Center and all other administrative requirements must be met. Any transfer request received after 4:00 p.m. eastern time or the close of the New York Stock Exchange will be effected on the next business day. Separate Account NY-B and the Company will not be liable for following instructions communicated by telephone or other approved electronic means that we reasonably believe to be genuine. We require personal identifying information to process a request for transfer made over the telephone, over the internet or other approved electronic means.

TRANSFERS BY THIRD PARTIES

As a convenience to you, we currently allow you to give third parties the right to effect transfers on your behalf. However, when the third party makes transfers for many contract owners, the result can be simultaneous transfers involving large amounts of contract values. Such transfers can disrupt the orderly management of the investment portfolios available to the Contract, can result in higher costs to contract owners, and may not be compatible with the long term goals of contract owners. We require third parties making multiple, simultaneous or large volume transfers to execute a third party service agreement with us prior to executing such transfers. Therefore, we may at any time exercise our business judgment and limit or discontinue accepting transfers made by a third party. We will notify any third party whose transfers are limited or discontinued by telephone, facsimile or email according to our records, followed by a letter. These limits may be based on, among other criteria, the amount of the aggregate trade or the available investment options for which third parties may make trades on behalf of multiple contract owners. For example, we currently require that orders received via facsimile to effect transactions in subaccounts that invest in Profund portfolios be received at our Customer Service Center no later than 3 p.m. eastern time.

We may establish additional procedures or change existing procedures at any time in the exercise of our business judgment.

DOLLAR COST AVERAGING

You may elect to participate in our dollar cost averaging program if you have at least $1,200 of contract value in the (i) Limited Maturity Bond subaccount or the Liquid Asset subaccount, or (ii) a Fixed Interest Allocation with a 1-year guaranteed interest period. These subaccounts or Fixed Interest Allocation serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to other subaccounts selected by you. The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to other subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and less units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

You elect the dollar amount you want transferred under this program. Each monthly transfer must be at least $100. If your source account is the Limited Maturity Bond subaccount, the Liquid Asset subaccount or a 1-year Fixed Interest Allocation, the maximum amount that can be transferred each month is your contract value in such source account divided by 12. You may change the transfer amount once each contract year.

Transfers from a Fixed Interest Allocation under the dollar cost averaging program are not subject to a Market Value Adjustment. If you do not specify the subaccounts to which the dollar amount of the source account is to be transferred, we will transfer the money to the subaccounts in which you are invested on a proportional basis. The transfer date is the same day each month as your contract date. If, on any transfer date, your contract value in a source account is equal or less than the amount you have elected to have transferred, the entire amount will be transferred and the program will end. You may terminate the dollar cost averaging program at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next transfer date. A Fixed Interest Allocation may not participate in the dollar cost averaging program and in systematic withdrawals at the same time.

We may in the future offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program, or otherwise modify, suspend or terminate this program. Of course, such change will not affect any dollar cost averaging programs in operation at the time.

AUTOMATIC REBALANCING

If you have at least $10,000 of contract value invested in the subaccounts of Separate Account NY-B, you may elect to have your investments in the subaccounts automatically rebalanced. We will transfer funds under your Contract on a quarterly, semi-annual, or annual calendar basis among the subaccounts to maintain the investment blend of your selected subaccounts. The minimum size of any allocation must be in full percentage points. Rebalancing does not affect any amounts that you have allocated to the Fixed Account. The program may be used in conjunction with the systematic withdrawal option only if withdrawals are taken pro rata. Automatic rebalancing is not available if you participate in dollar cost averaging. Automatic rebalancing will not take place during the free look period. To participate in automatic rebalancing, send satisfactory notice to our Customer Service Center. We will begin the program on the last business day of the period in which we receive the notice. You may cancel the program at any time. The program will automatically terminate if you choose to reallocate your contract value among the subaccounts or if you make an additional premium payment or partial withdrawal on other than a pro rata basis. Additional premium payments and partial withdrawals effected on a pro rata basis will not cause the automatic rebalancing program to terminate.

--------------------------------------------------------------------------------
                              DEATH BENEFIT CHOICES
--------------------------------------------------------------------------------

DEATH BENEFIT DURING THE ACCUMULATION PHASE

During the accumulation phase, a death benefit is payable when either the annuitant (when a contract owner is not an individual), the contract owner or the first of joint owners dies. Assuming you are the contract owner, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the Contract. The death benefit value is calculated at the close of the business day on which we receive written notice and due proof of death, as well as any required paper work, at our Customer Service Center. If your beneficiary elects to delay receipt of the death benefit until a date after the time of death, the amount of the benefit payable in the future may be affected. The proceeds may be received in a single sum or applied to any of the annuity options. If we do not receive a request to apply the death benefit proceeds to an annuity option, we will make a single sum distribution. We will generally pay death benefit proceeds within 7 days after our Customer Service Center has received sufficient information to make the payment. For more information on required distributions under federal income tax laws, you should see "Required Distributions upon Contract Owner's Death." You may choose from the following 2 death benefit choices: (1) the Standard Death Benefit Option; and (2) the Annual Ratchet Enhanced Death Benefit Option. Once you choose a death benefit, it cannot be changed. We may in the future stop or suspend offering any of the enhanced death benefit options to new Contracts. A change in ownership of the Contract may affect the amount of the death benefit and the guaranteed death benefit.

     STANDARD DEATH BENEFIT. You will automatically receive the Standard Death Benefit unless you choose the Annual Ratchet Enhanced Death Benefit. The Standard Death Benefit under the Contract is the greatest of (i) your contract value; (ii) total premium payments less any withdrawals; and (iii) the cash surrender value.

     ANNUAL RATCHET ENHANCED DEATH BENEFIT. The Annual Ratchet Enhanced Death Benefit under the Contract is the greatest of (i) the contract value; (ii) total premium payments less any withdrawals; (iii) the cash surrender value; and (iv) the enhanced death benefit as calculated below.

  ------------------------------------------------------------------------
            HOW THE ENHANCED DEATH BENEFIT IS CALCULATED
            FOR THE ANNUAL RATCHET ENHANCED DEATH BENEFIT
  ------------------------------------------------------------------------
    On each contract anniversary that occurs on or before the contract owner turns age 80, we compare the prior enhanced death benefit to the contract value and select the larger amount as the new enhanced death benefit.
  ------------------------------------------------------------------------
    On all other days, the enhanced death benefit is the amount determined below. We first take the enhanced death benefit from the preceding day (which would be the initial premium if the valuation date is the contract date) and then we add additional premiums paid since the preceding day, then we subtract any withdrawals (including any Market Value Adjustment applied to such withdrawals) since the preceding day, then we subtract any associated surrender charges. That amount becomes the new enhanced death benefit.
  ------------------------------------------------------------------------

The Annual Ratchet Enhanced Death Benefit is available only at the time you purchase your Contract and only if the contract owner or annuitant (when the contract owner is other than an individual) is less than 80 years old at the time of purchase. The Annual Ratchet Enhanced Death Benefit may not be available where a Contract is held by joint owners.

DEATH BENEFIT DURING THE INCOME PHASE

If any contract owner or the annuitant dies after the annuity start date, the Company will pay the beneficiary any certain benefit remaining under the annuity in effect at the time.

REQUIRED DISTRIBUTIONS UPON CONTRACT OWNER'S DEATH

We will not allow any payment of benefits provided under the Contract which do not satisfy the requirements of Section 72(s) of the Code. If any contract owner of a non-qualified Contract dies before the annuity start date, the death benefit payable to the beneficiary will be distributed as follows: (a) the death benefit must be completely distributed within 5 years of the contract owner's date of death; or (b) the beneficiary may elect, within the 1-year period after the contract owner's date of death, to receive the death benefit in the form of an annuity from us, provided that (i) such annuity is distributed in substantially equal installments over the life of such beneficiary or over a period not extending beyond the life expectancy of such beneficiary; and (ii) such distributions begin not later than 1 year after the contract owner's date of death.

Notwithstanding (a) and (b) above, if the sole contract owner's beneficiary is the deceased owner's surviving spouse, then such spouse may elect to continue the Contract under the same terms as before the contract owner's death. Upon receipt of such election from the spouse at our Customer Service Center: (1) all rights of the spouse as contract owner's beneficiary under the Contract in effect prior to such election will cease; (2) the spouse will become the owner of the Contract and will also be treated as the contingent annuitant, if none has been named and only if the deceased owner was the annuitant; and (3) all rights and privileges granted by the Contract or allowed by ReliaStar of NY will belong to the spouse as contract owner of the Contract. This election will be deemed to have been made by the spouse if such spouse makes a premium payment to the Contract or fails to make a timely election as described in this paragraph. If the owner's beneficiary is a nonspouse, the distribution provisions described in subparagraphs (a) and (b) above, will apply even if the annuitant and/or contingent annuitant are alive at the time of the contract owner's death. If we do not receive an election from a nonspouse owner's beneficiary within the 1-year period after the contract owner's date of death, then we will pay the death benefit to the owner's beneficiary in a cash payment within five years from date of death. We will determine the death benefit as of the date we receive proof of death. We will make payment of the proceeds on or before the end of the 5-year period starting on the owner's date of death. Such cash payment will be in full settlement of all our liability under the Contract.

If the contract owner dies after the annuity start date, we will continue to distribute any benefit payable at least as rapidly as under the annuity option then in effect. All of the contract owner's rights granted under the Contract or allowed by us will pass to the contract owner's beneficiary.

If the Contract has joint owners we will consider the date of death of the first joint owner as the death of the contract owner and the surviving joint owner will become the contract owner of the Contract.

--------------------------------------------------------------------------------
                                CHARGES AND FEES
--------------------------------------------------------------------------------

We deduct the Contract charges described below to compensate us for our costs and expenses, services provided and risks assumed under the Contracts. We incur certain costs and expenses for distributing and administrating the Contracts, including compensation and expenses paid in connection with sales of the Contracts, for paying the benefits payable under the Contracts and for bearing various risks associated with the Contracts. The amount of a Contract charge will not always correspond to the actual costs associated with the charge. For example, the surrender charge collected may not fully cover all of the distribution expenses incurred by us with the service or benefits provided. In the event there are any profits from fees and charges deducted under the Contract, including the mortality and expense risk charge, we may use such profits to finance the distribution of Contracts.

CHARGE DEDUCTION SUBACCOUNT

You may elect to have all charges against your contract value deducted directly from a single subaccount designated by the Company. Currently we use the Liquid Asset subaccount for this purpose. If you do not elect this option, or if the amount of the charges is greater than the amount in the designated subaccount, the charges will be deducted as discussed below. You may cancel this option at any time by sending satisfactory notice to our Customer Service Center.

CHARGES DEDUCTED FROM THE CONTRACT VALUE We deduct the following charges from your contract value:

     SURRENDER CHARGE. We will deduct a contingent deferred sales charge (a "surrender charge") if you surrender your Contract or if you take a withdrawal in excess of the Free Withdrawal Amount during the 7-year period from the date we receive and accept a premium payment. The surrender charge is based on a percentage of each premium payment withdrawn. This charge is intended to cover sales expenses that we have incurred. We may in the future reduce or waive the surrender charge in certain situations and will never charge more than the maximum surrender charges. The percentage of premium payments deducted at the time of surrender or excess withdrawal depends on the number of complete years that have elapsed since that premium payment was made. We determine the surrender charge as a percentage of each premium payment withdrawn as follows:


    COMPLETE YEARS ELAPSED        0     1     2     3     4     5     6     7+
        SINCE PREMIUM PAYMENT

    SURRENDER CHARGE              7%    6%    5%    4%    3%    2%    1%     0%


     FREE WITHDRAWAL AMOUNT. The Free Withdrawal Amount in any contract year is 15% of your contract value on the date of withdrawal less any withdrawals during that contract year.

     SURRENDER CHARGE FOR EXCESS WITHDRAWALS. We will deduct a surrender charge for excess withdrawals. We consider a withdrawal to be an "excess withdrawal" when the amount you withdraw in any contract year exceeds the Free Withdrawal Amount. Where you are receiving systematic withdrawals, any combination of regular withdrawals taken and any systematic withdrawals expected to be received in a contract year will be included in determining the amount of the excess withdrawal. Such a withdrawal will be considered a partial surrender of the Contract and we will impose a surrender charge and any associated premium tax. We will deduct such charges from the contract value in proportion to the contract value in each subaccount or Fixed Interest Allocation from which the excess withdrawal was taken. In instances where the excess withdrawal equals the entire contract value in such subaccounts or Fixed Interest Allocations, we will deduct charges proportionately from all other subaccounts and Fixed Interest Allocations in which you are invested. ANY WITHDRAWAL FROM A FIXED INTEREST ALLOCATION MORE THAN 30 DAYS BEFORE ITS MATURITY DATE WILL TRIGGER A MARKET VALUE ADJUSTMENT.

For the purpose of calculating the surrender charge for an excess withdrawal: a) we treat premiums as being withdrawn on a first-in, first-out basis; and b) amounts withdrawn which are not considered an excess withdrawal are not considered a withdrawal of any premium payments. We have included an example of how this works in Appendix C. Although we treat premium payments as being withdrawn before earnings for purpose of calculating the surrender charge for excess withdrawals, the federal tax law treats earnings as withdrawn first.

     PREMIUM TAXES. We may make a charge for state and local premium taxes depending on your state of residence. The tax can range from 0% to 3.5% of the premium payment. We have the right to change this amount to conform with changes in the law or if you change your state of residence.

We deduct the premium tax from your contract value on the annuity start date. However, some jurisdictions impose a premium tax at the time the initial and additional premiums are paid, regardless of when the annuity payments begin. In those states we may defer collection of the premium taxes from your contract value and deduct it when you surrender the Contract, when you take an excess withdrawal or on the annuity start date.

     ADMINISTRATIVE CHARGE. We deduct the annual administrative charge on each Contract anniversary, or if you surrender your Contract prior to a Contract anniversary, at the time we determine the cash surrender value payable to you. The amount deducted is $30 per Contract. This charge is waived if your contract value is $100,000 or more at the end of a contract year or the total of your premium payments is $100,000 or more or under other conditions established by ReliaStar of NY. We deduct the charge proportionately from all subaccounts in which you are invested. If there is no contract value in those subaccounts, we will deduct the charge from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until the charge has been paid.

     TRANSFER CHARGE. We currently do not deduct any charges for transfers made during a contract year. We have the right, however, to assess up to $25 for each transfer after the twelfth transfer in a contract year. If such a charge is assessed, we would deduct the charge from the subaccounts and the Fixed Interest Allocations from which each such transfer is made in proportion to the amount being transferred from each such subaccount and Fixed Interest Allocation unless you have chosen to have all charges deducted from a single subaccount. The charge will not apply to any transfers due to the election of dollar cost averaging, automatic rebalancing and transfers we make to and from any subaccount specially designated by the Company for such purpose.

CHARGES DEDUCTED FROM THE SUBACCOUNTS

     MORTALITY AND EXPENSE RISK CHARGE. The mortality and expense risk charge is deducted each business day. The amount of the mortality and expense charge depends on the death benefit you have elected. If you have elected the Standard Death Benefit, the charge, on an annual basis, is equal to 1.10% of the assets you have in each subaccount. The charge is deducted on each business day at the rate of .003030% for each day since the previous business day. If you have elected the Annual Ratchet Enhanced Death Benefit, the charge, on an annual basis, is equal to 1.25% of the assets you have in each subaccount. The charge is deducted each business day at the rate of .003446% for each day since the previous business day.

     ASSET-BASED ADMINISTRATIVE CHARGE. The amount of the asset-based administrative charge, on an annual basis, is equal to 0.15% of the assets you have in each subaccount. The charge is deducted on each business day at the rate of .000411% for each day since the previous business day. The charge is deducted daily from your assets in each subaccount in order to compensate ReliaStar of NY for a portion of the administrative expenses under the Contract.

TRUST AND FUND EXPENSES

Each portfolio deducts portfolio management fees and charges from the amounts you have invested in the portfolios. In addition, certain portfolios deduct a service fee, which is used to compensate service providers for administrative and contract owner services provided on behalf of the portfolios, and certain portfolios deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of shares of the applicable portfolio. Based on actual portfolio experience in 2001, together with estimated costs for new portfolios, total estimated portfolio fees and charges for 2002 range from 0.54% to 2.54%. See "Fees and Expenses" in this prospectus. Additionally, we may receive compensation from the investment advisers, administrators, distributors of the portfolios in connection with administrative, distribution, or other services and cost savings experienced by the investment advisers, administrators or distributors. It is anticipated that such compensation will be based on assets of the particular portfolios attributable to the Contract. Some advisers, administrators or distributors may pay us more than others.

--------------------------------------------------------------------------------
                               THE ANNUITY OPTIONS
--------------------------------------------------------------------------------

ANNUITIZATION OF YOUR CONTRACT

If the annuitant and contract owner are living on the annuity start date, we will begin making payments to the contract owner under an income plan. We will make these payments under the annuity option you chose. You may change the annuity option by making a written request to us at least 30 days before the annuity start date. The amount of the payments will be determined by applying your contract value adjusted for any applicable Market Value Adjustment on the annuity start date in accordance with the annuity option you chose.

You may also elect an annuity option on surrender of the Contract for its cash surrender value or you may choose one or more annuity options for the payment of death benefit proceeds while it is in effect and before the annuity start date. If, at the time of the contract owner's death or the annuitant's death (if the contract owner is not an individual), no option has been chosen for paying death benefit proceeds, the beneficiary may choose an annuity option within 60 days. In all events, payments of death benefit proceeds must comply with the distribution requirements of applicable federal tax law.

The minimum monthly annuity income payment that we will make is $20. We may require that a single sum payment be made if the contract value is less than $2,000 or if the calculated monthly annuity income payment is less than $20. For each annuity option we will issue a separate written agreement putting the annuity option into effect. Before we pay any annuity benefits, we require the return of your Contract. If your Contract has been lost, we will require that you complete and return the applicable lost Contract form. Various factors will affect the level of annuity benefits, such as the annuity option chosen, the applicable payment rate used and the investment performance of the portfolios and interest credited to the Fixed Interest Allocations.

Our current annuity options provide only for fixed payments. Fixed annuity payments are regular payments, the amount of which is fixed and guaranteed by us. Some fixed annuity options provide fixed payments either for a specified period of time or for the life of the annuitant. The amount of life income payments will depend on the form and duration of payments you chose, the age of the annuitant or beneficiary (and gender, where appropriate), the total contract value applied to purchase a Fixed Interest Allocation, and the applicable payment rate.

Our approval is needed for any option where:

     (1) The person named to receive payment is other than the contract owner or beneficiary;

     (2)  The person named is not a natural person, such as a corporation; or

     (3) Any income payment would be less than the minimum annuity income payment allowed.

SELECTING THE ANNUITY START DATE

You select the annuity start date, which is the date on which the annuity payments commence. The annuity start date must be at least 5 years from the contract date but before the month immediately following the annuitant's 90th birthday. If, on the annuity start date, a surrender charge remains, the elected annuity option must include a period certain of at least 5 years.

If you do not select an annuity start date, it will automatically begin in the month following the annuitant's 90th birthday. If the annuity start date occurs when the annuitant is at an advanced age, such as over age 85, it is possible that the Contract will not be considered an annuity for federal tax purposes. For more information, see "Federal Tax Considerations" and the SAI. For a Contract purchased in connection with a qualified plan, other than a Roth IRA, distributions must commence not later than April 1st of the calendar year following the calendar year in which you reach age 70 1/2 or, in some cases, retire. Distributions may be made through annuitization or withdrawals. You should consult a tax adviser for tax advice before investing.

FREQUENCY OF ANNUITY PAYMENTS

You choose the frequency of the annuity payments. They may be monthly, quarterly, semi-annually or annually. If we do not receive written notice from you, we will make the payments monthly. There may be certain restrictions on minimum payments that we will allow.

THE ANNUITY OPTIONS

We offer the 4 annuity options shown below. Payments under Options 1, 2 and 3 are fixed. Payments under Option 4 may be fixed or variable, although only fixed are currently available. For a fixed annuity option, the contract value in the subaccounts is transferred to the Company's general account.

     OPTION 1. INCOME FOR A FIXED PERIOD. Under this option, we make monthly payments in equal installments for a fixed number of years based on the contract value on the annuity start date. We guarantee that each monthly payment will be at least the amount stated in your Contract. If you prefer, you may request that payments be made in annual, semi-annual or quarterly installments. We will provide you with illustrations if you ask for them. If the cash surrender value or contract value is applied under this option, a 10% penalty tax may apply to the taxable portion of each income payment until the contract owner reaches age 59 1/2.

     OPTION 2. INCOME FOR LIFE WITH A PERIOD CERTAIN. Under this option, we make payments for the life of the annuitant in equal monthly installments and guarantee the income for at least a period certain such as 10 or 20 years. Other periods certain may be available to you on request. You may choose a refund period instead. Under this arrangement, income is guaranteed until payments equal the amount applied. If the person named lives beyond the guaranteed period, we will continue making payments until his or her death. We guarantee that each payment will be at least the amount specified in the Contract corresponding to the person's age on his or her last birthday before the annuity start date. Amounts for ages not shown in the Contract are available if you ask for them.

     OPTION 3. JOINT LIFE INCOME. This option is available when there are 2 persons named to determine annuity payments. At least one of the persons named must be either the contract owner or beneficiary of the Contract. We guarantee monthly payments will be made as long as at least one of the named persons is living. There is no minimum number of payments. Monthly payment amounts are available if you ask for them.

     OPTION 4. ANNUITY PLAN. Under this option, your contract value can be applied to any other annuitization plan that we choose to offer on the annuity start date. Annuity payments under Option 4 may be fixed or variable. If variable and subject to the 1940 Act, it will comply with the requirements of such Act.

PAYMENT WHEN NAMED PERSON DIES

When the person named to receive payment dies, we will pay any amounts still due as provided in the annuity agreement between you and ReliaStar of NY. The amounts we will pay are determined as follows:

     (1) For Option 1, or any remaining guaranteed payments under Option 2, we will continue payments. Under Options 1 and 2, the discounted values of the remaining guaranteed payments may be paid in a single sum. This means we deduct the amount of the interest each remaining guaranteed payment would have earned had it not been paid out early. The discount interest rate is never less than 3% for Option 1 and 3.50% for Option 2 per year. We will, however, base the discount interest rate on the interest rate used to calculate the payments for Options 1 and 2 if such payments were not based on the tables in the Contract.

     (2) For Option 3, no amounts are payable after both named persons have died.

     (3) For Option 4, the annuity option agreement will state the amount we will pay, if any.

--------------------------------------------------------------------------------
                            OTHER CONTRACT PROVISIONS
--------------------------------------------------------------------------------

REPORTS TO CONTRACT OWNERS

We will send you a quarterly report within 31 days after the end of each calendar quarter. The report will show the contract value, cash surrender value, and the death benefit as of the end of the calendar quarter. The report will also show the allocation of your contract value and reflects the amounts deducted from or added to the contract value since the last report. You have 30 days to notify our Customer Service Center of any errors or discrepancies in the report or in any confirmation notices. We will also send you copies of any shareholder reports of the investment portfolios in which Separate Account NY-B invests, as well as any other reports, notices or documents we are required by law to furnish to you.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange is closed; (2) when trading on the New York Stock Exchange is restricted; (3) when an emergency exists as determined by the SEC so that the sale of securities held in Separate Account NY-B may not reasonably occur or so that the Company may not reasonably determine the value of Separate Account NY-B's net assets; or
(4) during any other period when the SEC so permits for the protection of security holders. We have the right to delay payment of amounts from a Fixed Interest Allocation for up to 6 months.

IN CASE OF ERRORS IN YOUR APPLICATION

If an age or gender given in the application or enrollment form is misstated, the amounts payable or benefits provided by the Contract shall be those that the premium payment would have bought at the correct age or gender.

ASSIGNING THE CONTRACT AS COLLATERAL

You may assign a non-qualified Contract as collateral security for a loan but you should understand that your rights and any beneficiary's rights may be subject to the terms of the assignment. An assignment may have federal tax consequences. You should consult a tax adviser for tax advice. You must give us satisfactory written notice at our Customer Service Center in order to make or release an assignment. We are not responsible for the validity of any assignment.

CONTRACT CHANGES -- APPLICABLE TAX LAW

We have the right to make changes in the Contract to continue to qualify the Contract as an annuity under applicable tax law. You will be given advance notice of such changes.

FREE LOOK

You may cancel your Contract within your 10-day free look period. We deem the free look period to expire 15 days after we mail the Contract to you. To cancel, you need to send your Contract to our Customer Service Center or to the agent from whom you purchased it. We will refund the contract value. For purposes of the refund during the free look period, we include a refund of any charges deducted from your contract value. Because of the market risks associated with investing in the portfolios, the contract value returned may be greater or less than the premium payment you paid. We may, in our discretion, require that premiums designated for investment in the subaccounts as well as premiums designated for a Fixed Interest Allocation be allocated to the specially designated subaccount during the free look period. Your Contract is void as of the day we receive your Contract and cancellation request in good order. We determine your contract value at the close of business on the day we void your contract. If you keep your Contract after the free look period and the investment is allocated to a subaccount specially designated by the Company, we will put your money in the subaccount(s) chosen by you, based on the accumulation unit value next computed for each subaccount, and/or in the Fixed Interest Allocation chosen by you.

SPECIAL ARRANGEMENTS

We may reduce or waive any Contract, rider, or benefit fees or charges for certain group or sponsored arrangements, under special programs, and for certain employees, agents, and related persons of our parent corporation and its affiliates. We reduce or waive these items based on expected economies, and the variations are based on differences in costs or services.

SELLING THE CONTRACT

Our affiliate Directed Services, Inc. ("DSI"), 1475 Dunwoody Dr., West Chester, PA 19380 is the principal underwriter and distributor of the Contract as well as for other Golden American contracts. DSI, a New York corporation, is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

DSI does not retain any commissions or compensation paid to it by Golden American for Contract sales. DSI enters into selling agreements with affiliated and unaffiliated broker-dealers to sell the Contracts through their registered representatives who are licensed to sell securities and variable insurance products. Selling firms are also registered with the SEC and NASD member firms.

DSI pays selling firms for Contract sales according to one or more schedules. This compensation is generally based on a percentage of premium payments. Selling firms may receive commissions of up to 8.0% of premium payments. In addition, selling firms may receive ongoing annual compensation of up to 0.25% of all, or a portion, of values of Contracts sold through the firm. Individual representatives may receive all or a portion of compensation paid to their selling firm, depending on their firm's practices. Commissions and annual compensation, when combined, could exceed 8.0% of total premium payments.

DSI may also compensate wholesalers/distributors, and their sales management personnel, for Contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of premium payments, and/or a percentage of Contract values.

Affiliated selling firms may include Aeltus Capital, Inc., Aetna Investment Services, LLC, BancWest Investment Services, Inc., Baring Investment Services, Inc., Compulife Investor Services, Inc., Financial Network Investment Corporation, Financial Northeastern Corporation, Granite Investment Services, Inc.Guaranty Brokerage Services, Inc., IFG Network Securities, Inc., ING America Equities, Inc., ING Barings Corp., [ING Brokers Network, LLC], ING Direct Funds Limited, ING DIRECT Securities, Inc., ING Furman Selz Financial Services LLC, ING Funds Distributor, Inc., ING TT&S (U.S.) Securities, Inc., Investors Financial Group, Inc., Locust Street Securities, Inc., Multi-Financial Securities Corporation, PrimeVest Financial Services, Inc., Systematized Benefits Administrators, Inc., United Variable Services, Inc., VESTAX Securities Corporation, and Washington Square Securities, Inc. We may also make additional payments to broker dealers for marketing and educational expenses and to reimburse certain expenses of registered representatives relating to sales of Contracts. We do not pay any additional compensation on the sale or exercise of any of the Contract's optional benefit riders

--------------------------------------------------------------------------------
                                OTHER INFORMATION
--------------------------------------------------------------------------------

VOTING RIGHTS

We will vote the shares of a Trust owned by Separate Account NY-B according to your instructions. However, if the 1940 Act or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a Trust in our own right, we may decide to do so. We determine the number of shares that you have in a subaccount by dividing the Contract's contract value in that subaccount by the net asset value of one share of the portfolio in which a subaccount invests. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a Trust shareholder meeting. We will ask you for voting instructions by mail at least 10 days before the meeting. If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all contracts in that subaccount. We will also vote shares we hold in Separate Account NY-B which are not attributable to contract owners in the same proportion.

STATE REGULATION

We are regulated by the Insurance Department of the State of New York. We are also subject to the insurance laws and regulations of all jurisdictions where we do business. The variable Contract offered by this prospectus has been approved where required by those jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the Insurance Departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

LEGAL PROCEEDINGS

The Company and its parent, like other insurance companies, may be involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. We believe that currently there are no pending or threatened lawsuits that are reasonably likely to have a materially adverse impact on the Company or Separate Account NY-B.

LEGAL MATTERS

The legal validity of the Contracts was passed on by Linda E. Senker, Esquire, counsel to ReliaStar of NY.

EXPERTS

The audited balance sheets of ReliaStar of NY as of December 31, 2001 and 2000 and the related statements of income, shareholder's equity, and cash flows for the year ended December 31, 2001 and for the periods from September 1, 2000 to December 31, 2000 and January 1, 2000 to August 31, 2000, and the audited financial statements of Separate Account NY-B at December 31, 2001 and for the periods indicated therein, appearing in this prospectus or in the SAI and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their respective reports thereon and are included or incorporated by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

The statements of income, shareholder's equity and comprehensive income, and cash flows for the year ended December 31, 1999 of ReliaStar of NY, appearing in this prospectus or in the SAI and Registration Statement, have been audited by Deloitte and Touche LLP, independent auditors, as set forth in their respective report thereon, and is included or incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
                           FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------

The following summary provides a general description of the federal income tax considerations associated with this Contract and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. You should consult your counsel or other competent tax advisers for more complete information. This discussion is based upon our understanding of the present federal income tax laws. We do not make any representations as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the IRS.

TYPES OF CONTRACTS:  NON-QUALIFIED OR QUALIFIED

The Contract may be purchased on a non-tax-qualified basis or purchased on a tax-qualified basis. Qualified Contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans that are intended to qualify as plans entitled to special income tax treatment under Sections 401(a), 403(b), 408, or 408A of the Code. The ultimate effect of federal income taxes on the amounts held under a Contract, or annuity payments, depends on the type of retirement plan, on the tax and employment status of the individual concerned, and on our tax status. In addition, certain requirements must be satisfied in purchasing a qualified Contract with proceeds from a tax-qualified plan and receiving distributions from a qualified Contract in order to continue receiving favorable tax treatment. Some retirement plans are subject to distribution and other requirements that are not incorporated into our Contract administration procedures. Contract owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a Contract for your particular situation. The following discussion assumes that qualified Contracts are purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment.

TAX STATUS OF THE CONTRACTS

     DIVERSIFICATION REQUIREMENTS. The Code requires that the investments of a variable account be "adequately diversified" in order for non-qualified Contracts to be treated as annuity contracts for federal income tax purposes. It is intended that Separate Account NY-B, through the subaccounts, will satisfy these diversification requirements.

     INVESTOR CONTROL. In certain circumstances, owners of variable annuity contracts have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Contracts, such as the flexibility of a contract owner to allocate premium payments and transfer contract values, have not been explicitly addressed in published rulings. While we believe that the Contracts do not give contract owners investment control over Separate Account NY-B assets, we reserve the right to modify the Contracts as necessary to prevent a contract owner from being treated as the owner of the Separate Account NY-B assets supporting the Contract.

     REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for federal income tax purposes, the Code requires any non-qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death. The non-qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise. See "Death Benefit Choices" for additional information on required distributions from non-qualified contracts.

Other rules may apply to Qualified Contracts.

The following discussion assumes that the Contracts will qualify as annuity contracts for federal income tax purposes.

TAX TREATMENT OF ANNUITIES

     IN GENERAL. We believe that if you are a natural person you will generally not be taxed on increases in the value of a Contract until a distribution occurs or until annuity payments begin. (For these purposes, the agreement to assign or pledge any portion of the contract value, and, in the case of a qualified Contract, any portion of an interest in the qualified plan, generally will be treated as a distribution.)

TAXATION OF NON-QUALIFIED CONTRACTS

     NON-NATURAL PERSON. The owner of any annuity contract who is not a natural person generally must include in income any increase in the excess of the contract value over the "investment in the contract" (generally, the premiums or other consideration you paid for the contract less any non-taxable withdrawals) during the taxable year. There are some exceptions to this rule and a prospective contract owner that is not a natural person may wish to discuss these with a tax adviser. The following discussion generally applies to Contracts owned by natural persons.

     WITHDRAWALS. When a withdrawal from a non-qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the Contract at that time. The tax treatment of market value adjustments is uncertain. You should consult a tax adviser if you are considering taking a withdrawal from your Contract in circumstances where a market value adjustment would apply. In the case of a surrender under a non-qualified Contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the Contract.

         SEPARATE ACCOUNT CHARGES. It is possible that the Internal Revenue Service may take a position that charges for certain optional benefits and riders are deemed to be taxable distributions to you. In particular, the Internal Revenue Service may treat the quarterly charges deducted for the earnings multiplier benefit rider as taxable withdrawals, which might also be subject to a tax penalty if the withdrawal occurs before you reach age 59 1/2. Although we do not believe that the charges we deduct for the earnings multiplier benefit rider or any other optional benefit or rider provided under the Contract should be treated as taxable withdrawals, you should consult your tax advisor prior to selecting any optional benefit or rider under the Contract.

     PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution from a non-qualified Contract, there may be imposed a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

     o    made on or after the taxpayer reaches age 59 1/2;

     o    made on or after the death of a contract owner;

     o    attributable to the taxpayer's becoming disabled; or

     o made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

     ANNUITY PAYMENTS. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

     TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payment option, they are taxed in the same way as annuity payments.

     TRANSFERS, ASSIGNMENTS, EXCHANGES AND ANNUITY DATES OF A CONTRACT. A transfer or assignment of ownership of a Contract, the designation of an annuitant or payee other than the owner, the selection of certain dates for commencement of the annuity phase, or the exchange of a Contract may result in certain tax consequences to you that are not discussed herein. A contract owner contemplating any such transfer, assignment, designation or exchange, should consult a tax adviser as to the tax consequences.

     WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

     MULTIPLE CONTRACTS. All non-qualified deferred annuity contracts that are issued by us (or our affiliates) to the same contract owner during any calendar year are treated as one non-qualified deferred annuity contract for purposes of determining the amount includible in such contract owner's income when a taxable distribution occurs.

TAXATION OF QUALIFIED CONTRACTS

The Contracts are designed for use with several types of qualified plans. The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from: contributions in excess of specified limits; distributions before age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Therefore, no attempt is made to provide more than general information about the use of the Contracts with the various types of qualified retirement plans. Contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under these qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract, but we shall not be bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless the Company consents.

         DISTRIBUTIONS. Annuity payments are generally taxed in the same manner as under a non-qualified Contract. When a withdrawal from a qualified Contract occurs, a pro rata portion of the amount received is taxable, generally based on the ratio of the contract owner's investment in the Contract (generally, the premiums or other consideration paid for the Contract) to the participant's total accrued benefit balance under the retirement plan. For qualified Contracts, the investment in the Contract can be zero. For Roth IRAs, distributions are generally not taxed, except as described below. For qualified plans under Section 401(a) and 403(b), the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the contract owner (or plan participant)
(i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5 percent owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the contract owner (or plan participant) reaches age 70 1/2. For IRAs described in Section 408, distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the contract owner (or plan participant) reaches age 70 1/2. Roth IRAs under Section 408A do not require distributions at any time before the contract owner's death.

         WITHHOLDING. Distributions from certain qualified plans generally are subject to withholding for the contract owner's federal income tax liability. The withholding rates vary according to the type of distribution and the contract owner's tax status. The contract owner may be provided the opportunity to elect not to have tax withheld from distributions. "Eligible rollover distributions" from section 401(a) plans and section 403(b) tax-sheltered annuities are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution from such a plan, except certain distributions that are required by the Code, distributions in a specified annuity form or hardship distributions. The 20% withholding does not apply, however, if the contract owner chooses a "direct rollover" from the plan to another tax-qualified plan or IRA.

Brief descriptions of the various types of qualified retirement plans in connection with a Contract follow. We will endorse the Contract as necessary to conform it to the requirements of such plan.

CORPORATE AND SELF-EMPLOYED PENSION AND PROFIT SHARING PLANS

Section 401(a) of the Code permits corporate employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchaser of the Contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant, or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits before transfer of the Contract. Employers intending to use the Contract with such plans should seek competent advice.

INDIVIDUAL RETIREMENT ANNUITIES

Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." These IRAs are subject to limits on the amount that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Also, distributions from certain other types of qualified retirement plans may be "rolled over" or transferred on a tax-deferred basis into an IRA. There are significant restrictions on rollover or transfer contributions from Savings Incentive Match Plans (SIMPLE), under which certain employers may provide contributions to IRAs on behalf of their employees, subject to special restrictions. Employers may establish Simplified Employee Pension (SEP) Plans to provide IRA contributions on behalf of their employees. Sales of the Contract for use with IRAs may be subject to special requirements of the IRS. IRA's generally may not invest in life insurance contracts. We do not believe a death benefit under an annuity contract that is equal to the greater of premiums paid (less withdrawals) or contact value will be treated as life insurance. However, the enhanced death benefits under this Contract may exceed the greater of premiums paid (less withdrawals) and contract value. We have previously received IRS approval of the form of the Contract, including the enhanced death benefit feature, for use as an IRA. Although we regard the enhanced death benefit options as investment protection features that should not have an adverse tax effect, it is possible that the IRS could take a contrary position regarding tax qualification, which could result in the immediate taxation of amounts held in the Contract and the imposition of penalty taxes. YOU SHOULD CONSULT YOUR TAX ADVISOR IF YOU ARE CONSIDERING ADDING AN ENHANCED DEATH BENEFIT TO YOUR CONTRACT IF IT IS AN IRA.

ROTH IRA

Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA, which are subject to certain limits on the amount of the contribution and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax, and other special rules may apply. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty may apply to amounts attributable to a conversion from an IRA to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

TAX SHELTERED ANNUITIES

Section 403(b) of the Code allows employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a Contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (Social Security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, separation from service, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

TAX CONSEQUENCES OF ENHANCED DEATH BENEFIT

THE CONTRACT INCLUDES AN ENHANCED DEATH BENEFIT THAT IN SOME CASES MAY EXCEED THE GREATER OF THE PREMIUM PAYMENTS OR THE CONTRACT VALUE. THE IRS HAS NOT RULED WHETHER AN ENHANCED DEATH BENEFIT COULD BE CHARACTERIZED AS AN INCIDENTAL BENEFIT, THE AMOUNT OF WHICH IS LIMITED IN ANY CODE SECTION 401(A) PENSION OR PROFIT-SHARING PLAN OR CODE SECTION 403(B) TAX-SHELTERED ANNUITY. EMPLOYERS USING THE CONTRACT MAY WANT TO CONSULT THEIR TAX ADVISER REGARDING SUCH LIMITATION. FURTHER, THE IRS HAS NOT ADDRESSED IN A RULING OF GENERAL APPLICABILITY WHETHER A DEATH BENEFIT PROVISION SUCH AS THE ENHANCED DEATH BENEFIT PROVISION IN THE CONTRACT COMPORTS WITH IRA OR ROTH IRA QUALIFICATION REQUIREMENTS. A TAX ADVISER SHOULD BE CONSULTED.

OTHER TAX CONSEQUENCES

As noted above, the foregoing comments about the federal tax consequences under the Contracts are not exhaustive, and special rules are provided with respect to other tax situations not discussed in this prospectus. Further, the federal income tax consequences discussed herein reflect our understanding of current law, and the law may change. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each contract owner or recipient of the distribution. A competent tax adviser should be consulted for further information.

POSSIBLE CHANGES IN TAXATION

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the Contract.

--------------------------------------------------------------------------------
       MORE INFORMATION ABOUT RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA
The following selected financial data prepared in accordance with generally accepted accounting principles ("GAAP") for ReliaStar Life Insurance Company of New York ("the Company") should be read in conjunction with the financial statements, and notes thereto included in this filing.

All outstanding shares of the Company are owned by Security-Connecticut Life Insurance Company (Security-Connecticut), a Minnesota domiciled insurance company. Security-Connecticut is a wholly owned subsidiary of ReliaStar Life Insurance Company (ReliaStar Life); a Minnesota domiciled insurance company. ReliaStar Life is a wholly owned subsidiary of ReliaStar Financial Corp. (ReliaStar Financial), a holding and management company domiciled in Delaware. ReliaStar's ultimate parent is ING Groep, N.V. (ING), a global financial services company based in Amsterdam, Netherlands. ING acquired ReliaStar Financial on September 1, 2000. For accounting purposes, the acquisition was accounted for using the purchase method. The application of the purchase method, included the recognition of goodwill, is "pushed down" and reflected on the financial statements of ReliaStar's subsidiaries, including the Company. The purchase price was allocated to assets and liabilities based on their respective fair values. This revaluation resulted in a net decrease to assets before allocation of goodwill. Goodwill was established for the excess of the purchase price over the fair value of the net assets.

The GAAP financial data presented below for the period after August 31, 2000, is presented on the Post acquisition new basis of accounting, while the financial statements for August 31, 2000 and prior periods are presented on the Pre acquisition historical cost basis of accounting. Unaudited pro forma net income of the Company for the period from January 1, 2000 to August 31, 2000 and for the year ended December 31, 1999, assuming that the acquisition of the Company occurred at the beginning of each period, would have been approximately $8.5 million and $18.3 million respectively. The pro forma adjustments, which do not affect revenues, reflect primarily goodwill amortization.

                       SELECTED GAAP BASIS FINANCIAL DATA
                                  (IN MILLIONS)

                                                  POST ACQUISITION                              PRE ACQUISITION
--------------------------------------------------------------------------------------------------------------------------------
                                                                 For the Period        For the Period
                                           For the Year         September 1, 2000      January 1, 2000          For the Year
                                               Ended                 Through               Through                  Ended
                                         December 31, 2001      December 31, 2000      August 31, 2000        December 31, 1999
--------------------------------------------------------------------------------------------------------------------------------
Premiums.......................           $         60.2         $         19.8        $         28.1          $        42.8
Net Income before Federal
 Income Tax                               $         51.9         $         14.4        $         34.8          $        61.8
Net Income ....................           $         25.8         $          7.0        $         22.8          $        39.8
Total Assets ..................           $      3,487.9         $      3,535.7        $      2,906.8          $     2,932.0
Total Liabilities .............           $      2,275.2         $      2,327.9        $      2,449.4          $     2,490.4
Total Stockholder's Equity ....           $      1,212.7         $      1,207.8        $        457.4          $       441.6

The following selected financial data was prepared on the basis of statutory accounting practices ("SAP"), which have been prescribed by the Department of Insurance of the State of New York and the National Association of Insurance Commissioners. These practices differ in certain respects from GAAP. The selected financial data should be read in conjunction with the financial statements and notes thereto included in this Filing.


                        SELECTED STATUTORY FINANCIAL DATA
                                  (IN MILLIONS)


                                         For the Year         For the Year         For the Year
                                            Ended                 Ended                Ended
                                      December 31, 2001      December 31, 2000   December 31, 1999
--------------------------------------------------------------------------------------------------------
Premiums and Annuity Considerations       $     197              $     190            $    199
Net Income before Federal Income Tax      $      33              $      32            $     50
Net Income                                $      11              $       6            $     31
Total Assets                              $   2,439              $   2,499            $  2,678
Total Liabilities                         $   2,225              $   2,277            $  2,456
Total Capital and Surplus                 $     215              $     222            $    222



BUSINESS ENVIRONMENT The current business and regulatory environment presents many challenges to the insurance industry. The competitive environment remains intense. Increasing competition from traditional insurance carriers as well as banks and mutual fund companies offers consumers many choices. Overall demand for insurance products remains somewhat strong for several reasons. An aging U.
S. population that is increasingly concerned about retirement, estate planning, and maintaining their standard of living in retirement; and potential reductions in government and employer-provided benefits at retirement, as well as lower public confidence in the adequacy of those benefits. The effects of the stock market decline in 2000 and 2001, a low interest rate environment, increasing unemployment, and the effects of September 11, 2001 have tempered the overall demand. Through December 31, 2001, sales of the Companies products, with the exception of retirement plans are higher when compared with December 31, 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS The purpose of this section is to discuss and analyze the Company's results of operations. In addition, some analysis and information regarding the Company's financial condition and liquidity and capital resources is provided. This analysis should be read jointly with the financial statements, related notes, and the Cautionary Statement Regarding Forward Looking Statements, which appear elsewhere in this report.

                              RESULTS OF OPERATIONS

PREMIUMS. The Company reported premiums of $60.2 million for the year ended December 31, 2001, and $47.9 million for the year ended December 31, 2000 and $42.8 million for the year ended December 31, 1999.The increase in the year ended December 31, 2001 premiums is due to a 23% increase in sales over the year ended December 31, 2000.

For the Company's contracts, approximately 68% of the premiums collected are not reported as revenues, but as deposits to insurance liabilities. The remaining contracts are traditional life, group and annuity premiums. Life insurance premiums and immediate annuity premiums are recognized as premium revenue when due. Group insurance premiums are recognized as premium revenue over the period to which the premiums relate.

REVENUES. The three largest components of revenue are premiums (discussed above), net investment income, and policy and contract charges. Net investment income was $142.3 million for the year ended December 31, 2001, $146.0 million for the year ended December 31, 2000, and $149.7 million as of December 31, 1999. Product charges totaled $90.4 million for the year ended December 31, 2001, $95.1 million in 2000 and $100.7 million in 1999. The product charges have decreased each year due to a decline of annuity business.

EXPENSES. The Company reported total insurance benefits and expenses of $259.2 million for the year ended December 31, 2001, $249.2 million for the year ended December 31, 2000 and $234.9 million for the year ended December 31, 1999. Insurance benefits and expenses consist of benefits to policyholders, reinsurance recoveries, increase in liabilities for future policy and contract benefits, net transfers to separate accounts, sales and operating expenses, and amortization of goodwill and present value of future profits. Insurance benefits and expenses primarily increased in 2001 over 2002 due to a full year of goodwill amortization on the acquired business.

Commissions, general expenses, and insurance taxes, state licenses, and fees were $74.1 million for the year ended December 31, 2001, $56.7 million for the year ended December 31, 2000, and $47.7 for the year ended December 31, 1999.

The Company has deferred expenses of $25.4 million for the year ended December 31, 2001; $42.1 million and $29.2 million for the years ended December 31, 2000 and 1999 respectively. These expenses were associated with the costs of acquiring new contracts.

An asset of $112.4 million represents the present value of future profits ("PVFP") that was established for policies in force at the acquisition date of September 1, 2000. The amortization of PVFP was $27.6 million for the year ended December 31, 2001 and $19.9 million and $12.3 million for the years ended
December 31, 2000 and 1999 respectively. Based on current conditions and assumptions as to the impact of future events on acquired policies in force, the PVFP net amortization as of December 31, 2001 is in 2002 $11.8 million, in 2003 $8.0 million, in 2004 $6.8 million, in 2005 $5.7 and $4.9 million in 2006.
Actual amortization may vary based upon changes in assumptions and experience.

INCOME. Net income for the year ended December 31, 2001 was $25.8 million. Net income for the year ended December 31, 2000 was $29.8 million, and $39.8 million for the year ended December 31, 1999.

The Company recognized net realized gains from the sale of bonds in the amount of $11.8 million for the year ended December 31, 2001, $1.8 million during 2000 and $2.1 million during 1999.

The company recorded reserves of $6.6 million (after reinsurance and before tax) for its potential exposure to claims resulting from the September 11, 2001 terrorist attacks.

                               FINANCIAL CONDITION

RATINGS. Currently, the Company's ratings are A+ by A.M. Best Company, AA+ by Fitch, Inc., and AA+ by Standard & Poor's Rating Services ("Standard & Poor's").

INVESTMENTS. The Company's assets are invested in accordance with applicable laws. These laws govern the nature and the quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits subject to certain qualifications, in federal, state, and municipal obligations, corporate bonds, preferred or common stocks, real estate mortgages, real estate, and certain other investments.

The Company purchases investments in accordance with investment guidelines that take into account investment quality, liquidity, and diversification and invests primarily in investment grade securities. All of the Company's assets except for variable separate account assets are available to meet its obligations under the contracts. All of the Company's investments are carried at fair value (or amortized cost which approximate fair value) in the Company's financial statements.

FIXED MATURITIES: At December 31, 2001, the Company had fixed maturities with an amortized cost of $1,455.4 billion and an estimated fair value of $1,500.1 billion. The Company classifies 100% of its securities as available for sale. Net unrealized appreciation on fixed maturities of $44.7 million was comprised of gross appreciation of $61.4 million and gross depreciation $16.7 million.

The individual securities in the Company's fixed maturities portfolio (at amortized cost) include investment grade securities, which include securities issued by the U. S. government, its agencies, and corporations that are rated at least A- by Standard & Poor's ($721.9 millions or 49.6%), that are rated BBB+ to BBB- by Standard & Poor's ($320.4 million or 22.0%), and securities issued by corporations that are rated BB+ to BB- by Standard & Poor's ($64.0 million or 4.4%). Securities not rated by Standard & Poor's had a National Association of Insurance Commissioners ("NAIC") rating of 1 ($154.1 million or 10.6%). The remaining classes of bonds were $195.0 million or 13.4% of the total bond portfolio.

Fixed maturities rated BBB+ to BBB- may have speculative characteristics and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity of the issuer to make principal and interest payments than is the case with higher rated fixed maturities.

The Company estimates the fair value of its below investment grade portfolio was $145.9 million, or 102% of the amortized cost value, at December 31, 2001. The Company intends to purchase additional below investment grade securities, but it does not expect the percentage of its portfolio invested in such securities to exceed 10% of its investment portfolio. At December 31, 2001, the yield at amortized cost on the Company's below investment grade portfolio was 9.1% compared to 7.4% for the Company's investment grade corporate bond portfolio.

Below investment grade securities have different characteristics than investment grade corporate debt securities. Risk of loss upon default by the borrower is significantly greater with respect to below investment grade securities than with other corporate debt securities. Below investment grade securities are generally unsecured and are often subordinated to other creditors of the issuer. Also, issuers of below investment grade securities usually have higher levels of debt and are more sensitive to adverse economic conditions, such as a recession or increasing interest rates, than are issuers of investment grade securities. The Company attempts to reduce the overall risk in its below investment grade portfolio, as in all of its investments, through careful credit analysis, strict investment policy guidelines, and diversification by company and by industry.

The Company analyzes its investment portfolio, including below investment grade securities, at least quarterly in order to determine if the Company's ability to realize the carrying value on any investment has been impaired. For debt securities, if impairment in value is determined to be other than temporary (i.e., if it is probable the Company will be unable to collect all amounts due according to the contractual terms of the security), the cost basis of the impaired security is written down to fair value, which becomes the new cost basis. The amount of the write-down is included in earnings as a realized loss. Future events may occur, or additional or updated information may be received, which may necessitate future write-downs of securities in the Company's portfolio. Significant write-downs in the carrying value of investments could materially adversely affect the Company's net income in future periods.

For the year ended December 31, 2001, the amortized cost basis of the Company's fixed maturities portfolio was reduced by $1,354.5 million as a result of sales, maturities, and principal repayments. Additional fixed maturities were purchased in the amount of $ 1,371.2 million. In total, net pre-tax gains from sales, calls, and scheduled principal repayments amounted to $11.8 million.

At December 31, 2001, the fixed maturities portfolio was deemed to have impairments in value other than temporary. The impairments had amortized cost of $11.4 million and a market value of $10.7 million. The Company's fixed maturities portfolio had a combined yield at amortized cost of 7.4% at December 31, 2001.

OTHER ASSETS. The Company's deferred policy acquisition costs ("DPAC") were $26.0 million as of December 31, 2001, $8.8 million as of December 31, 2000. The 2001 year end balance increased over the 2000 year end balance by 195% due to only four months of DPAC recorded in the 2000 year end balance sheet because of the acquisition.

Accrued investment income was $21.9 million at December 31, 2001 and $26.4 million at December 31, 2000.

Goodwill represents the excess of the acquisition cost over the fair market value of net assets. At December 31, 2001, goodwill totaled $864.9 million dollars and accumulated amortization of goodwill was $31.3 million. At December 31, 2000, goodwill totaled $888.7 million and accumulated amortization totaled $7.5 million.

At December 31, 2001, the Company had total assets of $3.5 billion and $3.5 billion at December 31, 2000.

LIABILITIES. Future policy benefits at December 31, 2001 were $1.6 billion, $1.6 billion at December 31, 2000. Liabilities for future policy and contract benefits for traditional life contracts are calculated using the net level premium method and assumptions as to investment yields, mortality, withdrawals and dividends. The assumptions are based on projections of past experience and include provisions for possible unfavorable deviation. These assumptions are made at the time the contract is issued or, for purchased contracts, at the date of acquisition. Liabilities for future policy and contract benefits on universal life-type and investment contracts are based on the policy account balance. The liabilities for future policy and contract benefits for group disabled life reserves and long-term disability reserves are based upon interest rate assumptions and morbidity and termination rates from published tables, modified for Company experience.

At December 31, 2001, the Company had $487.4 million of separate account liabilities. This compares with $607.2 million as of December 31, 2000. Separate account liabilities have decreased because the market value of the investments have decreased as a result of losses in the stock market.

The Company's total liabilities were $2.3 billion at December 31, 2001 and $2.3 billion at December 31, 2000.

                         LIQUIDITY AND CAPITAL RESOURCES

Liquidity is the ability of the Company to generate sufficient cash flows to meet the cash requirements of its operating, investing, and financing activities. The Company's principal sources of cash are premiums and product charges, investment income, and maturing investments. Primary uses of these funds are payments of commissions and operating expenses, investment purchases, as well as withdrawals and surrenders.

Net cash used in operating activities was $62.7 million for the year ended December 31, 2001 compared to net cash provided by operations of $34.5 million for the year ended December 31, 2000. The decrease in operating cash flow results primarily from an increase in receivable from affiliates.

Net cash used in investing activities was $39.5 million for the year ended December 31, 2001 as compared to $53.9 million net cash provided by investing activities for the year ended December 31, 2000. This change is primarily due to the purchase of additional commercial mortgage loans.

Net cash provided by financing activities was $86.8 million for the year ended December 31, 2001 as compared to net cash used in financing activities of $91.4 million for the year ended December 31, 2000. For the year ended December 31, 2001, net cash provided in financing activities was impacted by an increase of $90.5 million in "Borrowed Money" and a decrease of $93.7 in the net amount of deposits and withdrawals from insurance contracts. Borrowed Money is a financing tool which allows the Company to sell a pool of mortgaged backed securities and then buy them back at a lower price then what they were "sold" at; thereby making a profit on the spread.

The Company's liquidity position is managed by maintaining adequate levels of liquid assets, such as cash or cash equivalents and short-term investments. Additional sources of liquidity include borrowing facilities to meet short-term cash requirements. The Company has a $30 million revolving note facility with SunTrust Bank, Atlanta, which expires on May 31, 2002. Management believes these sources of liquidity are adequate to meet the Company's short-term cash obligations.

The Company is required to maintain a minimum capital and surplus of not less than $6 million under the provisions of the insurance laws of the State of New York.

Under the provisions of the insurance laws of the State of New York, the Company cannot distribute any dividends to its stockholder, Security-Connecticut Life Insurance Company unless a notice of its intent to declare a dividend and the amount of the dividend has been filed with the New York Insurance Department at least thirty days in advance of the proposed declaration. If the Superintendent of the New York Insurance Department finds the financial condition of the Company does not warrant the distribution, the Superintendent may disapprove the distribution by giving written notice to the Company within thirty days after the filing. The management of The Company pays a quarterly dividend. For the year December 31, 2001 the Company has paid dividends in to Security-Connecticut Life Insurance Company in the amount of $18 million.

The NAIC's risk-based capital requirements require insurance companies to calculate and report information under a risk-based capital formula. These requirements are intended to allow insurance regulators to monitor the capitalization of insurance companies based upon the type and mixture of risks inherent in a company's operations. The formula includes components for asset risk, liability risk, interest rate exposure, and other factors. The Company has complied with the NAIC's risk-based capital reporting requirements. Amounts reported indicate the Company has total adjusted capital well above all required capital levels.

VULNERABILITY FROM CONCENTRATIONS: As of December 31, 2001, 83% of the Company's sales are generated by 3 areas; Life Insurance (28%), 401(k) Retirement Plans (32%), and Payroll Deduction Plans (23%). Premiums from the State of New York provide 56% of the company's total direct premiums. The Company is not dependent upon any single customer or business segment.

REINSURANCE: The Company is a member of reinsurance associations established for the purpose of ceding the excess of life insurance over retention limits.

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. Usually, allowances are established for amounts deemed uncollectible. However, using previous experience the Company has never had a failure of a reinsurer; therefore no reserves have been established. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies.

The Company's retention limit is $300,000 per insurable life for individual coverage. For group coverage and reinsurance assumed, the retention is $300,000 per life with per occurrence limitations, subject to certain maximums.

As of December 31, 2001, $10.7 billion of life insurance in force was ceded to other companies of which 57.7% (based on inforce) was ceded to an unaffiliated reinsurer and 42.3% (based on inforce) was ceded to affiliates. In addition, the Company had assumed $4.2 billion of life insurance in force as of December 31, 2001.

                         MARKET RISK AND RISK MANAGEMENT
Asset/liability management is integrated into many aspects of the Company's operations, including investment decisions, product development, and crediting rates determination. As part of its risk management process, different economic scenarios are modeled, including cash flow testing required for insurance regulatory purposes, to determine that existing assets are adequate to meet projected liability cash flows.

On the basis of these analyses, management believes there is no material solvency risk to the Company.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Any forward-looking statements contained herein or in any other oral or written statement by the Company or any of its officers, directors, or employees is qualified by the fact that actual results of the Company may differ materially from such statement, among other risks and uncertainties inherent in the Company's business, due to the following important factors:

     1. Prevailing interest rate levels and stock market performance, which may affect the ability of the Company to sell its products, the market value and liquidity of the Company's investments, fee revenue, and the lapse rate of the Company's policies, notwithstanding product design features intended to enhance persistency of the Company's products.

     2. Changes in the federal income tax laws and regulations, which may affect the tax status of the Company's products.

     3.   Changes in the regulation of financial services,  including bank sales
          and  underwriting  of  insurance   products,   which  may  affect  the
          competitive environment for the Company's products.

     4.   Increasing competition in the sale of the Company's products.

     5. Other factors that could affect the performance of the Company, including, but not limited to, market conduct claims, litigation, insurance industry insolvencies, availability of competitive reinsurance on new business, investment performance of the underlying portfolios of the variable products, variable product design, and sales volume by significant sellers of the Company's variable products.


                          CRITICAL ACCOUNTING POLICIES

GENERAL
We have identified the accounting policies below as critical to our business operations and understanding of our results of operations. For a detailed discussion of the application of these and other accounting policies, see Note 1 in the Notes to Consolidated Financial Statements. Note that the application of these accounting policies requires management to use judgments involving assumptions and estimates concerning future results or other developments including the likelihood, timing or amount of one or more future transactions or events. There can be no assurance that actual results will not differ from those estimates. These judgments are reviewed frequently by senior management, and an understanding of them may enhance the reader's understanding of the Company's financial statements and selected financial data.


AMORTIZATION OF DEFERRED ACQUISITION COSTS AND VALUE OF PURCHASED INSURANCE IN FORCE
We amortize our deferred policy acquisition costs and value of purchased insurance in force on our annuity contracts in proportion to estimated gross profits. The amortization is adjusted to reflect actual gross profits over the life of the contracts (up to 30 years for annuity contracts). Our estimated gross profits are computed based on assumptions related to the underlying contracts including, but not limited to, charges assessed against policyholders, margins, lapse, persistency, expenses and asset growth rates.

Our current estimated gross profits include certain judgments concerning charges assessed against policyholders, margins, lapse, persistency, expenses and asset growth that are based on a combination of actual company experience and historical market experience of equity and fixed income returns. Estimated gross profits are adjusted periodically to take into account the actual experience to date and changes in assumptions as regards the future. Short-term variances of actual results from the judgments made by management can impact quarter to quarter earnings.

GOODWILL

Goodwill is the excess of the amount paid to acquire a company over the fair value of the net assets acquired and is amortized on a straight-line basis over 40 years. We monitor the carrying value of goodwill for indicators of impairment of value. As of January 1, 2002, the provisions of FASB Statement No. 142 are applicable. Under this Statement goodwill is no longer amortized, but will be tested annually for impairment.

FUTURE POLICY AND CONTRACT BENEFITS

Reserves for future policy and contract benefits for traditional life contracts are calculated using management's judgments of mortality, morbidity, lapse, investment experience and expense levels that are based primarily on the Company's past experience and are therefore reflective of the Company's proven underwriting and investing experience. Once these assumptions are made for a given policy or group of policies, they will not be changed over the life of the policy unless the Company recognizes a loss on the entire line of business. The Company periodically reviews its policies for loss recognition and based on management's judgment the Company from time to time may recognize a loss on certain lines of business. Short-term variances of actual results from the judgments made by management are reflected in current period earnings and can impact quarter to quarter earnings.

INCOME TAXES

The Company establish reserves for possible proposed adjustments by various taxing authorities. Management believes there are sufficient reserves provided for, or adequate defenses against any such adjustments.

OTHER INFORMATION

CERTAIN AGREEMENTS. The Company and its affiliates have entered into agreements whereby affiliates and the Company provide certain management, administrative, legal, and other services for each other. The net amounts billed to the Company were $18.6 million, $20.8 million and $25.3 million in 2001, 2000 and 1999 respectively. The net costs allocated to the Company under these agreements may not be indicative of costs the Company might incur if these services were not provided by the Company's affiliates. For the year ended December 31, 2001 the Company paid cash dividends of $18.0 million to Security-Connecticut and $12 million for the year ended December 31, 2000.

ReliaStar Life and Security-Connecticut reinsure certain life policies written by the Company. Premiums ceded under these agreements were $14.6 million, $16.1 million and $14.4 million for the years ended December 31, 2001, 2000 and 1999 respectively.

DISTRIBUTION AGREEMENT. First Golden Life Insurance Company of New York ("First Golden") an affiliated entity to be merged into the Company on April 1, 2002, had entered into agreements with Directed Services, Inc. ("DSI") to perform services related to the distribution of its products. DSI had acted as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the insurance products issued by First Golden. For the years ended December 31, 2001, 2000 and 1999, commissions paid by First Golden to DSI were $192,000, $1,115,000 and $697,000, respectively. DSI will continue to distribute those insurance products that will be owned by the Company under the distribution agreement with First Golden.

EMPLOYEES. The Company and its affiliates continue to receive and give support services to each other pursuant to agreements as described above under "Certain Agreements." The cost of these services are allocated to the Company.

Certain officers of the Company are also officers of ING, Golden American, DSI, Equitable of Iowa Companies, Inc. ("EIC"), and/or Equitable Life Insurance Company of Iowa. See "Directors and Executive Officers."

PROPERTIES. The Company's principal office is located at 1000 Woodbury Road, Woodbury, New York 11797, where certain of the Company's records are maintained. The office space is leased.


DIRECTORS AND EXECUTIVE OFFICERS

NAME (AGE)                                  POSITION(S) WITH THE COMPANY
William D. Bonneville (54)                  Executive Vice President & Chief Administrative Officer
Paula Cludray-Engelke (45)                  Secretary
R. Michael Conley (59)                      Director
James R. Gelder ( 53)                       Chief Executive Officer
Ambassador Ulric Haynes, Jr. (70)           Director
Wayne R. Huneke (50)                        Director, Vice President & Chief Financial Officer
P. Randall Lowery (49)                      Director
James R. McInnis (54)                       Vice President
David S. Pendergrass (41)                   Vice President & Treasurer
Fiorvante G. Perotta (70)                   Director
Stephen J. Preston (44)                     Vice President
Roger D. Roenfeldt (63)                     Executive Vice President & Chief Operating Officer
Robert C. Salipante (45)                    Director & Vice Chairman
Mark A.Tullis (46)                          Director
Charles B. Updike (62)                      Director
Ross M. Weale (63)                          Director



Each director is elected to serve for one year or until the next annual meeting of shareholders or until his or her successor is elected. Some directors and/or officers are directors and/or officers of the Company's insurance company affiliates. The principal positions of the Company's directors and senior executive officers for the past five years are listed below:

                                                                  PRINCIPAL OCCUPATION
DIRECTORS AND OFFICERS                                          AND BUSINESS EXPERIENCE

William D. Bonneville (3)          Executive Vice President and Chief Administrative Officer of ReliaStar Life
                                   Insurance Company of New York since 2000; Senior Vice President and Chief
Age: 54                            Administrative Officer of ReliaStar Life Insurance Company of New York from 1998 to 2000; Vice President of ReliaStar Life Insurance Company of New York (formerly known as ReliaStar Bankers Security Life Insurance Company) from 1996 to 1998;
                                   Vice President of North Atlantic Life Insurance Company from 1992 to 1995 until its merger into ReliaStar Life Insurance Company of New York.

Paula Cludray-Engelke (3)          Secretary of Ameribest Life Insurance Company, Equitable Life Insurance Company
                                   of Iowa, First Columbine Life Insurance Company, Golden American Life Insurance
Age: 45                            Company, Life Insurance Company of Georgia, Midwestern United Life Insurance
                                   Company, Security Life of Denver Insurance Company, Southland Life Insurance
                                   Company, United Life and Annuity Insurance Company and Washington Square
                                   Securities, Inc. since 2001; Secretary of Northern Life Insurance Company,
                                   ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York
                                   and Security-Connecticut Life Insurance Company since 2000;  Secretary of ING
                                   Insurance Company of America and ING Life Insurance and Annuity Company since
                                   2001; Assistant Secretary of Aetna Insurance Company of America and Aetna Life
                                   Insurance and Annuity Company from 2000 to 2001; Director, Individual Compliance from 1998-2000; Director, Contracts Compliance and Special Benefits from 1997-1998.

James R. McInnis (3)               Has held several directorships and various executive officer positions within the
                                   ING Groep N.V. organization.  Elected Executive Vice President of First Golden
Age: 54                            American Life Insurance Company of New York December 1997; Executive Vice
                                   President and Chief Marketing Officer of Golden American Life Insurance Company
                                   since 1999.  From 1982 through November, 1997, he held several positions with the
                                   Endeavor Group and was President upon his departure.

R. Michael Conley (1)              Retired 1998; Senior Vice President of ReliaStar Financial Corp. from 1991 to
                                   1998; Senior Vice President, ReliaStar Employee Benefits of ReliaStar Life
Age: 59                            Insurance Company from 1988 to 1998; President of NWNL Benefits Corporation from
                                   1988 to 1998; Executive Vice President of ReliaStar Life Insurance Company of New
                                   York from 1996 to 1998; Director of ReliaStar Life Insurance Company of New York
                                   since 1998.




James R. Gelder (2)                Chief Executive Officer, U.S. Life Group of ReliaStar Life Insurance Company,
                                   Security Life of Denver Insurance Company, Equitable Life Insurance Company of
Age: 53                            Iowa, Midwestern United Life Insurance Company and Southland Life Insurance
                                   Company since 2001; Senior Vice President, ReliaStar Financial Corp. since 2000;
                                   President and Chief Executive Officer of ReliaStar Life Insurance Company of New
                                   York since 1999; Senior Vice President of ReliaStar Life Insurance Company from
                                   1999 to 2001; Executive Vice President of ReliaStar Life Insurance Company of New
                                   York from 1998 to 1999; President of Security-Connecticut Life Insurance Company
                                   since 1998; Chief Executive Officer of Security-Connecticut Life Insurance from
                                   1998 to 2001; Executive Vice President and Chief Operating Officer of
                                   Security-Connecticut Life Insurance Company from 1997 to 1998; Vice President of
                                   ReliaStar Life Insurance Company from 1994 to 1999; Director and Officer of various subsidiaries of ReliaStar Financial Corp.

Ambassador Ulric Haynes, Jr. (1)   Dean of the School of Business and Executive Dean for University International
                                   Relations of Hofstra University since 1991; Director of DYNAX Solutions, Inc.
Age: 70                            from 2000 to present; Director of INNCOM International Inc. from 1999 to present;
                                   Director of Pall Corporation from 1994 to present; Director of HSBC USA Inc.
                                   (formerly Marine Midland Bank) from 1969 to present.

Wayne R. Huneke (2)                Chief Financial Officer, Aetna Insurance Company of America, Aetna Life Insurance
                                   and Annuity Company, Ameribest Life Insurance Company, Equitable Life Insurance
Age: 50                            Company of Iowa, First Columbine Life Insurance Company, Golden American Life
                                   Insurance Company, Life Insurance Company of Georgia, Midwestern United Life
                                   Insurance Company, Security Life of Denver Insurance Company, Southland Life
                                   Insurance Company and USG Annuity & Life Company since 2001; Vice President and
                                   Chief Financial Officer of ReliaStar Life Insurance Company of New York since
                                   2000; Director of Ameribest Life Insurance Company, Equitable Life Insurance
                                   Company of Iowa, First Columbine Life Insurance Company, Golden American Life
                                   Insurance Company, Life Insurance Company of Georgia, Midwestern United Life
                                   Insurance Company, Security Life of Denver Insurance Company, Southland Life
                                   Insurance Company, USG Annuity & Life Company and United Life and Annuity
                                   Insurance since 2001; Chief Financial Officer, ING North America Insurance
                                   Corporation since 2000; Chief Financial Officer, ING America Insurance Holdings,
                                   Inc. since 2000; Director of Aetna Insurance Company of America, Aetna Life
                                   Insurance and Annuity Company, Aetna Retirement Holdings, Inc. and Aetna
                                   Retirement Services, Inc. since 2000; Senior Executive Vice President of
                                   ReliaStar Financial Corp. since 1999; and Senior Executive Vice President and




                                   Chief Financial Officer of ReliaStar Life Insurance Company since 2000; Senior
                                   Executive Vice President of ReliaStar Financial Life Insurance Company from 1999 to 2000; Senior Vice President of ReliaStar Financial Corp. and ReliaStar Life
                                   Insurance Company from 1994 to 1999; Director of ReliaStar Life Insurance Company
                                   and ReliaStar Life Insurance Company of New York since 1995; Chief Financial
                                   Officer and Treasurer of ReliaStar Financial Corp. and ReliaStar Life Insurance
                                   Company from 1994 to 1997.

P. Randall Lowery (1)              Director of Midwestern United Life Insurance Company, Northern Life Insurance
                                   Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of
Age: 49                            New York, Security Life of Denver Insurance Company, USG Annuity & Life Company
                                   and since 2001; Director of Aetna Insurance Company of America, Aetna Life
                                   Insurance and Annuity Company and Aetna Retirement Services, Inc. since 2000.
                                   General Manager, Actuarial and Risk Management for ING North America Insurance
                                   Corporation since 1999; Director of Ameribest Life Insurance Company, Equitable
                                   Life Insurance Company of Iowa, First Columbine Life Insurance Company, Golden
                                   American Life Insurance Company, ING America Life Corporation, Life of Georgia
                                   Insurance Company, Southland Life Insurance Company, United Life & Annuity
                                   Insurance Company since 1999; Vice President Sun Life America from 1986 to 1990.

Stephen J. Preston  (3)            Executive Vice President and Chief Actuary of Ameribest Life Insurance Company,
                                   Equitable Life Insurance Company and USG Annuity & Life Company since 2001.
Age: 44                            Joined Golden American Life Insurance Company in December, 1993 as Senior Vice
                                   President,  Chief Actuary and Controller.  He became Executive Vice President and
                                   Chief Actuary in June,  1998. He was elected Senior Vice President and Chief Actuary of First Golden American Life Insurance Company in June, 1996 and elected Executive
                                   Vice President in June, 1998.

Fioravante G. Perrotta1            Retired 1996; Formerly Senior Partner of Rogers & Wells (New York law firm) since
                                   1970.
Age: 70

Roger D. Roenfeldt (3)             Executive Vice President and Chief Marketing Officer since 2001; Executive Vice
                                   President and Chief Operating Officer of ReliaStar Life Insurance Company of New
Age: 63                            York from 1997 to 2001; Executive Vice President and Chief Operating Officer of
                                   Lincoln Security Life Insurance Company from 1996 to 1997 until its merger into
                                   ReliaStar Life Insurance Company of New York; President and Chief Executive
                                   Officer of The R.E. Lee Group/US, Inc. from 1991 to 1996.




Robert C. Salipante (2)            Chief Operating Officer, ReliaStar Life Insurance Company since 2001; Chief
                                   Executive Officer of Ameribest Life Insurance Company, Equitable Life Insurance
Age: 45                            Company of Iowa, Golden American Life Insurance Company, Midwestern United Life
                                   Insurance Company, Security Life of Denver Insurance Company,
                                   Security-Connecticut Life Insurance Company, Southland Life Insurance Company,
                                   United Life and Annuity Insurance Company and USG Annuity & Life Company since
                                   2001; Director of Ameribest Life Insurance Company, Equitable Life Insurance
                                   Company of Iowa, First Columbine Life Insurance Company, Golden American Life
                                   Insurance Company, Life Insurance Company of Georgia, Midwestern United Life
                                   Insurance Company, Northern Life Insurance Company, ReliaStar Life Insurance
                                   Company, Security Life of Denver Insurance Company, Security-Connecticut Life
                                   Insurance Company, Southland Life Insurance Company, USG Annuity & Life Company
                                   and United Life and Annuity Insurance since 2001; Chief Executive Officer,
                                   ING North America Insurance Corporation since 2000;
                                   Director of Aetna Insurance Company of America, Aetna Life Insurance and
                                   Annuity Company, Aetna Retirement Holdings, Inc., and Aetna Retirement
                                   Services, Inc., since 2000; Chairman of Security-Connecticut Life
                                   Insurance Company since 2000; President and Chief Operating Officer of ReliaStar
                                   Financial Corp. since 1999;  President and Chief Operating Officer of  ReliaStar
                                   Life Insurance Company from 1999 to 2001;  Senior Vice President of ReliaStar
                                   Financial Corp. and ReliaStar Life Insurance Company from 1996 to 1999; Vice
                                   Chairman of ReliaStar Life Insurance Company of New York since 1999; President and Chief Executive Officer of ReliaStar Life Insurance Company of New York from
                                   1998 to 1999; Senior Vice President of ReliaStar Financial Corp. from 1994 to
                                   1996; Senior Vice President and Chief Financial Officer of ReliaStar Financial
                                   Corp. from 1992 to 1994; Director and Officer of various subsidiaries of
                                   ReliaStar Financial Corp.

Mark A. Tullis (1)                 Director of ReliaStar Life Insurance Company and ReliaStar Life Insurance Company
                                   of New York since 2001; Director of Midwestern United Life Insurance Company
Age: 46                            since 2000; Director of Ameribest Life Insurance Company, Equitable American Life
                                   Insurance Company, Equitable Life Insurance Company of Iowa, First Columbine Life
                                   Insurance Company, First Golden American Life Insurance Company, Golden American
                                   Life Insurance Company, Life Insurance Company of Georgia, Security Life of
                                   Denver Insurance Company, Southland Life Insurance Company, USG Annuity & Life
                                   Company and United Life and Annuity Insurance Company since 1999.  Executive Vice
                                   President of Primerica from 1994 to 1999.




Charles B. Updike (1)              Partner of Schoeman, Marsh & Updike (New York law firm) since 1976.

Age: 62

Ross M. Weale (1)                  President of Waccabuc Enterprise, Inc. (New York management consulting firm)
                                   since 1996; President and Chief Executive Officer of Country Bank (financial
Age: 63                            institution) from 1986 to 1996.


----------------------------------------
1 Director of ReliaStar Life Insurance Company of New York

2 Director and Officer of ReliaStar Life Insurance Company of New York

3 Officer of ReliaStar Life Insurance Company of New York

The  Executive  Committee  of our  Board  of  Directors  consists  of  Directors
Salipante, Huneke, Updike, and Weale.

The Compliance  Committee of our Board of Directors consists of Directors Weale,
Conley, Haynes, Perrotta and Updike.




EXECUTIVE COMPENSATION TABLE
The following table sets forth information with respect to the annual salary and bonus for ReliaStar Life of New York's Chief Executive  Officer,  the four other most highly compensated executive officers. Executive Compensation includes total ING compensation and not just compensation specific to the Company.
                                                                                  LONG-TERM
                                            ANNUAL COMPENSATION                 COMPENSATION
                                            -------------------                 ------------
                                                                          RESTRICTED     SECURITIES
NAME AND                                                                  STOCK AWARDS   UNDERLYING          ALL OTHER
PRINCIPAL POSITION                  YEAR      SALARY        BONUS (1)     OPTIONS           OPTIONS       COMPENSATION(2)
------------------                  ----      ------        -------       -------           -------        -------------
James Gelder                        2001     $378,342   $      171,549                                    $       48,025
  CEO & President                   2000     $307,635   $      404,011                                    $    2,279,357
                                    1999     $258,725   $      187,493                                    $       42,683
John Turner                         2001     $800,449   $    1,212,935                                    $       68,414
  Chairman of the Board             2000     $774,615   $    3,947,569                                    $   16,339,756
                                    1999     $728,154   $    1,386,427                                    $    2,102,348
Robert Salipante                    2001     $648,726   $      453,830                                    $       40,094
  Vice Chairman of the Board        2000     $498,462   $    2,003,068                                    $    6,364,344
                                    1999     $367,154   $      501,988                                    $      499,313
Wayne Huneke                        2001     $441,042   $      266,574                                    $       75,568
  VP & CFO                          2000     $400,096   $    1,907,476                                    $    2,935,228
                                    1999     $346,596   $      397,360                                    $      169,426
Richard Crowl                       2001     $315,137   $      421,244                                    $        6,112
  Sr. VP & General Counsel          2000     $290,192   $      498,823                                    $    2,510,293
                                    1999     $259,231   $      334,316                                    $      254,108


--------------------

1   The amount shown relates to bonuses paid in 2001, 2000 and 1999.
2   Other  compensation for 2000 and 1999 includes a business allowance for each named  executive  which is  required  to be  applied  to  specific  business expenses of the named executive.


OPTION GRANTS IN LAST FISCAL YEAR

Options granted includes total ING options and not just options specific to the Company.

                                                                                             POTENTIAL
                                           % OF TOTAL                                    PRESENT VALUE ON
                            NUMBER OF         OPTIONS                                     DATE OF GRANT
                           SECURITIES      GRANTED TO                                     (BASED ON THE
                           UNDERLYING       EMPLOYEES    EXERCISE                         BLACK-SCHOLES
                              OPTIONS       IN FISCAL     OR BASE    EXPIRATION            METHODOLOGY
NAME                        GRANTED (1)       YEAR       PRICE(2)      DATE
----                       ------------    ----------    ---------   ----------          -----------------
James Gelder        2001      22,000.00       0.70%        $31.96   March 15, 2011(1)      $  253,000.00
                    2000      21,760.00       1.75%        $33.23   October 2, 2010(2)        228,480.00
John Turner         2001      40,000.00       1.28%        $31.96   March 15, 2011(1)         460,000.00
                    2000     167,000.00      13.44%        $33.23   October 2, 2010(2)      1,753,500.00
Robert Salipante    2001      40,000.00       1.28%        $31.96   March 15, 2011(1)         460,000.00
                    2000             --       0.00%            --
Wayne Huneke        2001      27,800.00       0.89%        $31.96   March 15, 2011(1)         319,700.00
                    2000             --       0.00%
Richard Crowl       2001             --       0.00%
                    2000             --       0.00%

-------------------
(1) Options granted on 3/15/01 assumes a black-scholes value of $11.50 on the date of grant.

(2) Options granted on 10/02/00 assumes a black-scholes value of $10.50 on the date of grant.



Report of independent auditors

Board of Directors and Shareholder
ReliaStar Life Insurance Company of New York
(A Wholly Owned Subsidiary of Security-Connecticut Life Insurance Company) Woodbury, New York


We have audited the balance sheets of ReliaStar Life Insurance Company of New York as of December 31, 2001 and 2000 ("Successor Company"), and the related statements of income, shareholder's equity, and cash flows for the year ended December 31, 2001 and for the period from September 1, 2000 to December 31, 2000 ("Successor Company"), and for the period from January 1, 2000 to August 31, 2000 ("Preacquisition Company"). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The statements of income, shareholder's equity, and cash flows for the year ended December 31, 1999 of ReliaStar Life Insurance Company of New York ("Preacquisition Company"), were audited by other auditors whose report dated February 1, 2000, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Successor Company's financial statements referred to above present fairly, in all material respects, the financial position of ReliaStar Life Insurance Company of New York at December 31, 2001 and 2000, and the results of its operations and its cash flows for the year ended December 31, 2001 and for the period from September 1, 2000 to December 31, 2000, in conformity with accounting principles generally accepted in the United States. Further, in our opinion, the Preacquisition Company's financial statements referred to above present fairly, in all material respects, the results of ReliaStar Life Insurance Company of New York's operations and cash flows for the period from January 1, 2000 to August 31, 2000, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the financial statements, effective September 1, 2000, ING America Insurance Holdings Inc. acquired all of the outstanding stock of ReliaStar Financial Corp., ReliaStar Life Insurance Company of New York's indirect parent and sole shareholder in a business combination accounted for as a purchase. As a result of the acquisition, the financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.


                                                        Ernst & Young LLP
Atlanta, Georgia
March 22, 2002

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholder
ReliaStar Life Insurance Company of New York
(a wholly owned subsidiary of Security-Connecticut Life Insurance Company) Woodbury, New York

We have audited the accompanying balance sheet of ReliaStar Life Insurance Company of New York (the Company) as of December 31, 1999, and the related statements of income, shareholder's equity and comprehensive income, and cash flows for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ReliaStar Life Insurance Company of New York as of December 31, 1999 and the results of its operations and its cash flows for the years ended December 31, 1999 and 1998 in conformity with accounting principles generally accepted in the United States of America.




Minneapolis, Minnesota
February 1, 2000



BALANCE SHEETS
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
(A WHOLLY OWNED SUBSIDIARY OF SECURITY-CONNECTICUT LIFE INSURANCE COMPANY)

DECEMBER 31 (IN MILLIONS)                                                                          2001       2000
--------------------------------------------------------------------------------------------------------------------------
ASSETS
Fixed Maturity Securities (Amortized Cost: 2001, $1,455.4; 2000, $1,426.2)                     $1,500.1   $1,455.1
Equity Securities (Cost: 2001, $3.6, $; 2000, $4.5)                                                 3.5        4.5
Mortgage Loans on Real Estate                                                                     265.5      246.2
Real Estate                                                                                         0.3        0.4
Policy Loans                                                                                       85.0       84.4
Other Invested Assets                                                                               6.5        6.6
Short-Term Investments                                                                             20.5       18.4
---------------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS                                                                               1,881.4    1,815.6
Cash (Overdraft)                                                                                  (17.5)      (2.1)
Accounts and Notes Receivable                                                                       7.7        2.8
Reinsurance Receivable                                                                             51.6       48.7
Deferred Policy Acquisition Costs (DPAC)                                                           26.0        8.8
Present Value of Future Profits (PVFP)                                                             64.7       93.8
Receivable from Related Parties                                                                    47.1          -
Other Assets                                                                                        3.5          -
Accrued Investment Income                                                                          21.9       26.4
Goodwill (Accumulated Amortization: 2001 $31.3; 2000 $7.5)                                        864.9      888.7
Income Taxes                                                                                       46.7       43.3
Assets Held in Separate Accounts                                                                  489.9      609.7
---------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                   $3,487.9   $3,535.7
===========================================================================================================================

LIABILITIES
Future Policy and Contract Benefits                                                            $1,550.5   $1,571.1
Pending Policy Claims                                                                              40.7       32.9
Other Policyholder Funds                                                                           18.2       18.4
Payables to Related Parties                                                                           -       11.3
Borrowed Money                                                                                     90.5          -
Other Liabilities                                                                                  87.9       87.0
Liabilities Related to Separate Accounts                                                          487.4      607.2
---------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                               2,275.2    2,327.9
---------------------------------------------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDER'S EQUITY
Common Stock (Shares Issued: 1.4)                                                                   2.8        2.8
Additional Paid-In Capital                                                                      1,194.6    1,194.6
Retained Earnings                                                                                   8.8        1.0
Accumulated Other Comprehensive Income                                                              6.5        9.4
---------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDER'S EQUITY                                                                      1,212.7    1,207.8
---------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                                                     $3,487.9   $3,535.7
===========================================================================================================================

The accompanying notes are an integral part of the financial statements.



STATEMENTS OF INCOME
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
(A WHOLLY OWNED SUBSIDIARY OF SECURITY-CONNECTICUT LIFE INSURANCE COMPANY)


                                                             Post Acquisition                             Pre-Acquisition
                                                ------------------------------------------------------------------------------------

                                                    For the Year        September 1, 2000      January 1, 2000        For the Year
                                                        Ended                   To                   To                  Ended
(IN MILLIONS)                                    December 31, 2001      December 31, 2000      August 31, 2000     December 31, 1999
------------------------------------------------------------------------------------------------------------------------------------
REVENUES
Premiums                                                 $ 60.2                $ 19.8                 $ 28.1               $ 42.8
Net Investment Income                                     142.3                  48.3                   97.7                149.7
Net Realized Investment Gains (Losses)                     10.6                   0.5                    1.3                 (0.3)
Policy and Contract Charges                                90.4                  31.8                   63.3                100.7
Other Income                                                7.6                   1.7                    5.9                  3.8
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                     311.1                 102.1                  196.3                296.7
------------------------------------------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES
Benefits to Policyholders                                 156.8                  58.6                  100.4                156.2
Sales and Operating Expenses                               74.1                  18.5                   38.2                 47.7
Amortization of Deferred Policy
    Acquisition Costs and Present Value
      of Future Profits                                    26.5                  10.1                   21.5                 30.1
Dividends and Experience Refunds to
  Policyholders                                            1.8                    .5                    1.4                   .9
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                     259.2                  87.7                  161.5                234.9
------------------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                 51.9                  14.4                   34.8                 61.8
Income Tax Expense                                         26.1                   7.4                   12.0                 22.0
------------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                               $ 25.8                $  7.0                 $ 22.8               $ 39.8
====================================================================================================================================




The accompanying notes are an integral part of the financial statements.


                                            RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
                                                 STATEMENTS OF SHAREHOLDER'S EQUITY
                                                            (IN MILLIONS)

                                                                                                    Accumulated
                                                                                                        Other           Total
                                                        Common          Additional      Retained    Comprehensive    Shareholder's
                                                         Stock       Paid-in Capital    Earnings    Income (Loss)       Equity
                                                      ------------------------------------------------------------------------------
      Balance at January 1, 1999                           $ 2.8         $ 235.2         $ 181.2       $ 42.1         $  461.3
      Dividends to shareholders                                                             (8.0)                         (8.0)
      Comprehensive income:
        Net income                                                                           39.8                         39.8
          Change in net unrealized investment gains
           (losses), net of income taxes of  $(34.0)                                                    (63.3)           (63.3)
          Effect on DPAC and  PVFP of unrealized
           gains on fixed maturities, net of income
           taxes of $7.0                                                                                 13.1             13.1
          Other, net of income taxes of  $ (.7)                                                          (1.3)            (1.3)
                                                                                                                  ------------------
      Total Comprehensive Loss                                                                                           (11.7)
                                                      ------------------------------------------------------------------------------
      Balance at December 31, 1999                           2.8           235.2            213.0         (9.4)           441.6
           Dividends to shareholders                                                         (6.0)                         (6.0)
           Comprehensive income:
        Net income                                                                           22.8                          22.8
          Change in net unrealized investment gains
           (losses), net of income taxes of  $(1.3)                                                      (2.4)            (2.4)
          Effect on DPAC and PVFP of  unrealized
           gains on fixed maturities, net of income
           taxes of $ .7                                                                                  1.4              1.4
                                                                                                                  ------------------
      Total Comprehensive Income                                                                                          21.8
                                                      ------------------------------------------------------------------------------
      Balance at August 31, 2000                             2.8           235.2        229.8           (10.4)           457.4
      Purchase accounting adjustment                                       959.4       (229.8)           10.4            740.0
      Dividends to shareholders                                                          (6.0)                            (6.0)
      Comprehensive income:
         Net income                                                                       7.0                              7.0
          Change in net unrealized investment
           gains(losses), net of income taxes of $10.1                                                   18.9             18.9
          Effect on DPAC and VPIF of unrealized gains
           on fixed maturities, net of income taxes
           of $(5.1)                                                                                     (9.5)            (9.5)
                                                                                                                  ------------------
      Total Comprehensive Income                                                                                          16.4
                                                      ------------------------------------------------------------------------------
      Balance at December 31, 2000                           2.8         1,194.6          1.0             9.4          1,207.8
      Dividends to shareholders                                                         (18.0)                           (18.0)
      Comprehensive Income:
         Net Income                                                                      25.8                             25.8
         Change in net unrealized investment gains                                                        9.7              9.7
              (losses), net of income taxes of $5.1
      Effect on DPAC and PVFP of unrealized gains on
         fixed maturities, net of income taxes of
         $(6.8)                                                                                         (12.6)           (12.6)
                                                                                                                  ------------------
      Total Comprehensive Income                                                                                          22.9
                                                      ------------------------------------------------------------------------------
      Balance at December 31, 2001                         $ 2.8        $1,194.6          $8.8           $6.5         $1,212.7
                                                      ==============================================================================




      The accompanying notes are an integral part of the financial statements.





STATEMENTS OF CASH FLOWS
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
(A WHOLLY OWNED SUBSIDIARY OF SECURITY-CONNECTICUT LIFE INSURANCE COMPANY)

                                                        Post Acquisition                           Pre-Acquisition
                                            -----------------------------------------------------------------------------------
                                                Year Ended       September 1, 2000      January 1, 2000         Year Ended
                                               December 31,            To                     To               December 31,
(IN MILLIONS)                                      2001           December 31, 2000     August 31, 2000            1999
-------------------------------------------------------------- ------------------------------------------- --------------------
OPERATING ACTIVITIES

Net Income                                      $   25.8             $  7.0                  $ 22.8               $ 39.8
Adjustments to Reconcile Net Income to
     Net Cash (Used in) Provided by
     Operating Activities:
Interest Credited to Insurance Contracts            43.0               21.1                    44.5                 70.0
Future Policy Benefits                             (77.9)             (35.9)                  (81.5)              (117.8)
Capitalization of Policy Acquisition Costs
       and Present Value of Future profits         (34.1)             (14.8)                  (18.5)               (29.2)
Amortization of Deferred Policy
     Acquisition Costs and Present Value
     of Future Profits                               26.5              10.1                    21.5                 30.1
Income Taxes                                          2.4              12.8                    (2.4)                 3.4
Net Change in Receivables and Payables               28.9              12.5                    24.1                 12.2
Other Assets                                         (3.5)               -                      1.1                  8.5
Realized Investment (Gains) Losses, Net             (10.6)             (0.5)                   (1.3)                  .3
Amounts Due to Related Parties                      (58.4)             (4.0)                   12.7                  2.0
Other                                                (4.8)             (6.1)                    9.3                 (4.4)
-------------------------------------------------------------- ------------------------------------------- --------------------
Net Cash (Used in) Provided by Operating
    Activities                                     (62.7)               2.2                    32.3                 14.9
-------------------------------------------------------------- ------------------------------------------- --------------------
INVESTING ACTIVITIES
Proceeds from Sales of Fixed Maturity
     Securities                                  1,277.5               74.7                   113.7                137.8
Proceeds from Maturities or Repayment of
     Fixed Maturity Securities                      77.0              154.5                    69.4                188.7
Cost of Fixed Maturity Securities
     Acquired                                   (1,371.2)            (251.6)                 (169.4)              (311.0)
Sales (Purchases) of Equity Securities,
     Net                                             1.0                  -                       -                    -
Proceeds of Mortgage Loans Sold, Matured
     or Repaid                                      10.2               52.0                    19.2                 43.2
Cost of Mortgage Loans Acquired                    (29.5)              (1.4)                      -                (72.6)
Sales (Purchases) of Real Estate, Net                0.1                0.2                       -                  2.8
Policy Loans Issued, Net                            (0.6)              (0.6)                      -                 (2.2)
Sales (Purchases) of Other Invested
     Assets, Net                                    (1.9)               3.8                    (1.4)                 2.7
Sales (Purchases) of Short-Term
     Investments, Net                               (2.1)             (13.0)                    3.8                 21.5
-------------------------------------------------------------- ------------------------------------------- --------------------
Net Cash  (Used in)  Provided  by  Investing
Activities                                         (39.5)              18.6                    35.3                 10.9
-------------------------------------------------------------- ------------------------------------------- --------------------
FINANCING ACTIVITIES
Deposits to Insurance Contracts                    145.2               49.2                    88.8                146.9
Maturities and Withdrawals from
     Insurance Contracts                          (130.9)             (60.9)                 (156.5)              (163.8)
Increase in Borrowed Money                          90.5                  -                       -                    -
Dividends to Shareholder                           (18.0)              (6.0)                   (6.0)                (8.0)
-------------------------------------------------------------- ------------------------------------------- --------------------
Net Cash Provided by (Used in) in Financing
     Activities                                     86.8              (17.7)                  (73.7)               (24.9)
-------------------------------------------------------------- ------------------------------------------- --------------------
Increase (Decrease) in Cash                        (15.4)               3.1                    (6.1)                  .9
Cash (overdraft) at Beginning of Period             (2.1)              (5.2)                     .9                    -
-------------------------------------------------------------- ------------------------------------------- --------------------
Cash (overdraft) at End of Period              $   (17.5)            $ (2.1)                 $ (5.2)              $   .9
============================================================== =========================================== ====================
The accompanying notes are an integral part of the financial statements.




                          NOTES TO FINANCIAL STATEMENTS

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
(A WHOLLY OWNED SUBSIDIARY OF SECURITY-CONNECTICUT LIFE INSURANCE COMPANY)

NOTE 1.  NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS
ReliaStar Life Insurance Company of New York (the Company) is principally engaged in the business of providing life insurance and related financial services products. The Company provides and distributes individual life insurance and annuities; employee benefit products and services; retirement plans and life and health reinsurance. The Company operates primarily in the United States and is authorized to conduct business in all 50 states.

BASIS OF PRESENTATION
The accompanying financial statements have been prepared on the basis of accounting principals generally accepted in the United States.

At December 31, 2001 all outstanding shares of the Company are owned by Security-Connecticut Life Insurance Company (Security-Connecticut), a Minnesota domiciled insurance company. Security-Connecticut is a wholly owned subsidiary of ReliaStar Life Insurance Company (ReliaStar Life), a Minnesota domiciled insurance company. ReliaStar Life is a wholly owned subsidiary of ReliaStar
Financial Corp. (ReliaStar), a holding and management company domiciled in Delaware. ING America Insurance Holdings Inc. (ING AIH) wholly owns ReliaStar. ReliaStar's ultimate parent is ING Groep, N.V. (ING), a global financial services company based in Amsterdam, Netherlands. ING acquired ReliaStar on September 1, 2000. Prior to September 1, 2000, ReliaStar was a publicly held company.

INVESTMENTS
Fixed maturity securities (bonds and redeemable preferred stocks) are classified as available-for-sale and are carried at fair value.

Equity securities (common stocks) are classified as available for sale and are carried at fair value.

Mortgage loans on real estate are carried at amortized cost less an impairment allowance for estimated uncollectible amounts.

Real Estate acquired through foreclosure is carried at the lower of fair value less estimated costs to sell or cost.

Policy loans are reported at unpaid principal balances.

Other invested assets accounted for by the equity method primarily include investments in, and advances to, various joint ventures and partnerships in which the Company has less than a controlling interest. Short-term investments are carried at amortized cost, which approximates fair value.

Unrealized investment gains and losses on equity securities and fixed maturity securities, net of related deferred policy acquisition costs (DPAC), present value of future profits (PVFP) and tax effects, are accounted for as a direct increase or decrease to the accumulated other comprehensive income (loss) component of shareholder's equity.

Realized investment gains and losses enter into the determination of net income. Realized investment gains and losses on sales of securities are determined on the specific identification method. Write-offs of investments that decline in value below cost on other than a temporary basis and the change in the allowance for mortgage loans and wholly owned real estate are included with realized investment gains and losses in the Statements of Income.

The Company records write-offs or allowances for its investments based upon an evaluation of specific problem investments. The Company periodically reviews all invested assets (including marketable bonds, private placements, mortgage loans and real estate investments) to identify investments where the Company has credit concerns. Investments with credit concerns include those the Company has identified as problem investments, which are issues delinquent in a required payment of principal or interest, issues in bankruptcy or foreclosure and restructured or foreclosed assets. The Company also identifies investments as potential problem investments, which are investments where the Company has serious doubts as to the ability of the borrowers to comply with the present loan repayment terms.

INTEREST RATE SWAP AGREEMENTS
Interest rate swap agreements are used as hedges for asset/liability management of adjustable rate and short-term invested assets. The Company does not enter into any interest rate swap agreements for trading purposes. The interest rate swap transactions involve the exchange of fixed and floating rate interest payments without the exchange of underlying principal amounts and do not contain other optional provisions. The Company utilizes the settlement method of accounting for its interest rate swap agreements whereby the difference between amounts paid and amounts received or accrued on interest rate swap agreements is reflected in net investment income.

The characteristics (notional amount, maturity and payment dates) of the interest rate swap agreements are similar to the characteristics of the designated hedged assets. Interest rate swaps are carried at fair value, and changes in fair value are recorded as a direct increase or decrease in the accumulated other comprehensive income component of shareholder's equity. In the event an interest rate swap agreement would cease to qualify for hedge accounting, changes in fair value of the affected swap would be recorded as income or expense. The interest rate swaps terminated in 2001.

DEFERRED POLICY ACQUISITION COSTS (DPAC)
Those costs of acquiring new business, which vary with and are primarily related to the production of new business, have been deferred to the extent that such costs are deemed recoverable. Such costs include commissions, certain costs of policy issuance and underwriting and certain variable agency expenses.

Costs deferred related to traditional life insurance products are amortized over the premium paying period of the related policies, in proportion to the ratio of annual premium revenues to total anticipated premium revenues. Such anticipated premium revenues are estimated using the same assumptions used for computing liabilities for future policy benefits.

Costs deferred related to universal life-type policies and investment contracts are amortized over the lives of the policies, in relation to the present value of estimated gross profits from mortality, investment, surrender and expense margins. This amortization is adjusted retrospectively when estimates of current or future gross profits to be realized from a group of products are revised. DPAC are adjusted to reflect changes that would have been necessary if unrealized investment gains and losses related to available-for-sale securities had been realized. The Company has reflected those adjustments in the asset balance with the offset as a direct adjustment to other comprehensive income in shareholder's equity.

Periodically, modifications may be made to deferred annuity contract features, such as shortening the surrender charge period or waiving the surrender charge, changing the mortality and expense fees, etc. Unamortized DPAC associated with these modified contracts are not written off, but rather, continue to be associated with the original block of business to which these costs were previously recorded. Such new costs are amortized based on revised estimates of expected gross profits based upon the contract after the modification.

PRESENT VALUE OF FUTURE PROFITS (PVFP)
PVFP reflects the estimated fair value of acquired insurance business in force and represents the portion of the acquisition cost that was allocated to the value of future cash flows from insurance contracts existing at the date of acquisition. Such value is the present value of the actuarially determined projected net cash flows from the acquired insurance contracts. PVFP is amortized over the lives of the acquired insurance business in force in a manner consistent with amortization of DPAC. This amortization is adjusted retrospectively when estimates of current or future profits to be realized from a group of products are revised. PVFP is adjusted to reflect changes that would have been necessary if unrealized investment gains and losses related to available-for-sale securities had been realized.


An analysis of the PVFP asset account is presented below:


                                                         DECEMBER 31,   DECEMBER 31,    AUGUST 31,    DECEMBER 31,
(IN MILLIONS)                                                 2001           2000            2000          1999
-------------                                          -------------------------------------------------------------
Balance, Beginning of Period                               $  93.8       $    74.5      $   79.4        $  68.2
Purchase Accounting Adjustment                                   -            37.9             -              -
Acquisition                                                    8.6             2.2            .8              -
Amortization                                                 (27.6)           (9.6)        (10.3)         (12.3)
Imputed Interest                                               4.4             2.1           3.5            5.3
Impact of Net Unrealized Investment (Gains) Losses           (14.5)          (13.3)          1.1           18.2
-------------------------------------------------------------------------------------------------------------------
BALANCE, END OF PERIOD                                     $  64.7       $    93.8      $   74.5        $  79.4
===================================================================================================================

Based on current conditions and assumptions as to future events on acquired policies in force, the Company expects that the net amortization of the December 31, 2001 PVFP balance will be between 12% and 18% in each of the years 2002 through 2006. The interest rates used to determine the amount of imputed interest on the unamortized PVFP balance ranged from 5% to 8% prior to September 1, 2000 and 5.5% after September 1, 2000.

GOODWILL
Goodwill is the excess of the amount paid to acquire a company over the fair value of the net assets acquired and is amortized on a straight-line basis over 40 years. The carrying value of goodwill is monitored for indicators of impairment of value. No events or circumstances were identified which warrant consideration of impairment or a revised estimate of useful lives.


An analysis of goodwill is presented below:
(in millions)                                                2001                     2000                   1999
----------------------------------------------------------------------------------------------------------------------
Balance, Beginning of Year                                $  888.7                 $   33.7                 $   34.6
Amortization, Pre Acquisition                                    -                      (.6)                     (.9)
                                                    ------------------------------------------------------------------
Balance at August 31, 2000                                       -                     33.1                        -
Purchase Accounting Adjustment                                   -                    (33.1)                       -
Purchase Accounting Adjustment                                   -                    896.2                        -
Goodwill Adjustment                                           (1.4)                       -                        -
Amortization, Post Acquisition                               (22.4)                    (7.5)                       -
----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                               $ 864.9                  $ 888.7                 $   33.7
======================================================================================================================

PREMIUM REVENUE AND BENEFITS TO POLICYHOLDERS
RECOGNITION OF TRADITIONAL LIFE, GROUP AND ANNUITY PREMIUM REVENUE AND BENEFITS TO POLICYHOLDERS - Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist principally of term and whole life insurance policies and certain annuities with life contingencies (immediate annuities). Life insurance premiums and immediate annuity premiums are recognized as premium revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contracts. This association is accomplished by means of the provision for liabilities for future policy benefits and the amortization of DAC and PVFP.

RECOGNITION OF UNIVERSAL LIFE-TYPE CONTRACT REVENUE AND BENEFITS TO POLICYHOLDERS - Universal life-type policies are insurance contracts with terms that are not fixed and guaranteed. The terms that may be changed could include one or more of the amounts assessed to the policyholder, premiums paid by the policyholder or interest accrued to policyholder balances. Amounts received as deposits to such contracts are not reported as premium revenues.

Revenues for universal life-type policies consist of charges assessed against policy account values for deferred policy loading and the cost of insurance and policy administration. Policy benefits and claims that are charged to expense include interest credited to contracts and benefit claims incurred in the period in excess of related policy account balances.

RECOGNITION OF INVESTMENT CONTRACT REVENUE AND BENEFITS TO POLICYHOLDERS - Contracts that do not subject the Company to risks arising from policyholder mortality or morbidity are referred to as investment contracts. Retirement plan contracts and certain deferred annuities are considered investment contracts. Amounts received as deposits for such contracts are not reported as premium revenues.

Revenues for investment products consist of investment income and charges assessed against contract account values for policy administration. Contract benefits that are charged to expense include benefit claims incurred in the period in excess of related contract balances, and interest credited to contract balances.

FUTURE POLICY AND CONTRACT BENEFITS
Liabilities for future policy and contract benefits for traditional life contracts are calculated using the net level premium method and assumptions as to investment yields, mortality, withdrawals and dividends. The assumptions are based on projections of past experience and include provisions for possible unfavorable deviation. These assumptions are made at the time the contract is issued or, for purchased contracts, at the date of acquisition.

Liabilities for future policy and contract benefits on universal life-type and investment contracts are based on the policy account balance.

The liabilities for future policy and contract benefits for group disabled life reserves and long-term disability reserves are based upon interest rate assumptions and morbidity and termination rates from published tables, modified for Company experience.

PENDING POLICY CLAIMS
The liabilities for policy and contract claims include estimates of amounts due on reported claims and claims that have been incurred but were not reported as of December 31. Such estimates are based on actuarial projections applied to historical claim payment data. Such liabilities are reasonable and adequate to discharge the Company obligations for claims incurred but unpaid as of December 31.

SEPARATE ACCOUNTS
The Company operates separate accounts. The assets and liabilities of the separate accounts are primarily related to variable annuity, variable life and 401(k) contracts and represent policyholder-directed funds that are separately administered. The assets (primarily investments) and liabilities (primarily to contractholders) of each account are clearly identifiable and distinguishable from other assets and liabilities of the Company. Assets are carried at fair value. Revenues such as investment income, net realized and unrealized capital gains and losses and expenses on the separate account assets and liabilities are excluded from the amounts in the accompanying income statement except for charges for mortality risk and expenses, cost of insurance, contract administration and surrender charges. Revenue for these products is recognized when due.

GUARANTY FUND ASSESSMENTS
Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premiums collected in that state. The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations (NOLHGA) and the amount of premiums written in each state. The Company reduces the accrual by credits allowed in some states to reduce future premium taxes by a portion of assessments in that state. The guaranty fund assessment liability at December 31, 2001 and 2000 was $.2 million and $1.1 million, respectively.

The assessments are expected to be paid over the next five or more years. The related premium tax credit offsets are $.1 million and $.1 million at December 31, 2001 and 2000, respectively. The premium tax credit offsets are expected to be realized over the next five years.

INCOME TAXES

The Company files a consolidated federal income tax return with ReliaStar Life, Northern Life Insurance Company and Security-Connecticut Life Insurance Company. The Company is allocated an amount approximating the tax the member would have incurred were it not a member of a consolidated group and shall receive benefit for the use of its tax saving attributes used in the consolidated return.

NEW ACCOUNTING STANDARDS

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In June 1998, the FASB issued FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". In June 2000, the FASB provided further guidance related to accounting for derivative instruments and hedging activities when it issued FAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - An Amendment of FASB Statement No. 133". This standard, as amended, requires that all derivative instruments, including certain derivative instruments embedded in other contracts, be recorded on the balance sheet, as either an asset or liability measured at its fair value.

The change in a derivative's fair value is generally to be recognized in current period earnings. However, if certain conditions are met, a derivative may be specifically designated as a hedge of an exposure to changes in fair value, variability of cash flow, or certain foreign currency exposures. When designated as a hedge, the fair value should be recognized currently in earnings or other comprehensive income, depending on whether such designation is considered a fair value or as a cash flow hedge.

With respect to fair value hedges, the fair value of the derivative, as well as changes in the fair value of the hedged item, are reported in earnings. For cash flow hedges, changes in the derivative's fair value are reported in other comprehensive income and subsequently reclassified into earnings when the hedged item affects earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. As amended by FAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133", this standard is effective for the Company's financial statements beginning January 1, 2001. Adoption of this standard did not have a significant effect on the financial results of the Company.

RECOGNITION OF INTEREST INCOME AND IMPAIRMENT ON PURCHASED AND BENEFICIAL INTERESTS IN SECURITIZED FINANCIAL ASSETS

Effective April 2001, the Company adopted Emerging Issues Task Force Issue "EITF" 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets. EITF 99-20 states that interest income earned on retained or purchased beneficial interests in securitized financial assets should be recognized over the life of the investment based on an anticipated yield determined by periodically estimating cash flows. Interest income should be revised prospectively for changes in cash flows. Additionally, impairment should be recognized if the fair value of the beneficial interest has declined below its carrying amount and the decline is other than temporary. The impact of adoption was not significant to the Company's financial position or results of operations.

BUSINESS COMBINATIONS AND GOODWILL AND OTHER INTANGIBLE ASSETS

In June 2001, the FASB issued FAS No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets" (collectively, the Statements). FAS No. 141, which supersedes APB Opinion No. 16, "Business Combinations", eliminates the pooling-of-interests method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. FAS No. 141 also changes the criteria to recognize intangible assets apart from goodwill. The requirements of FAS No. 141 are effective for all business combinations completed after June 30, 2001.

Under FAS No. 142, which supersedes APB Opinion No. 17, "Intangible Assets", goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. The amortization provisions of FAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the amortization provisions of FAS No. 142 are effective upon adoption of FAS No. 142. Because of the different transition dates for goodwill and intangible assets acquired on or before June 30, 2001 and those acquired after that date, pre-existing goodwill and intangibles will be amortized during this transition period until adoption, whereas new goodwill and indefinite lived intangible assets acquired after June 30, 2001 will not. FAS No. 142 is required to be adopted in fiscal years beginning after December 15, 2001.

The  effect  of  implementing  these  Statements  on  the  Company's   financial
statements has not yet been determined.

USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


RECLASSIFICATIONS
Certain prior year amounts have been reclassified to conform to current year presentation.


NOTE 2. MERGERS AND ACQUISITIONS

On September 1, 2000, ING America Insurance Holdings, Inc., an indirect wholly owned subsidiary of ING, acquired ReliaStar, of which the Company is part for approximately $6 billion. The purchase price was comprised of approximately $5.1 billion in cash and the assumption of $917 million of outstanding debt and other net liabilities.

For accounting purposes, the acquisition was accounted for using the purchase method. The application of the purchase method, including the recognition of goodwill, is being pushed down and reflected on the financial statements of ReliaStar's subsidiaries, including the Company. The Balance Sheet changes related to accounting for this acquisition were non-cash in nature and accordingly have been excluded from the pre-acquisition statement of cash flows.

The purchase price was allocated to assets and liabilities based on their respective fair values. This revaluation resulted in a net decrease to assets before allocation of goodwill. The net decrease to assets reflects the write off of DPAC of $166.1 million, which was the balance as of August 31, 2000, the establishment of PVFP of $112.4 million and a net increase of other assets of $5.0 million. Goodwill was established for the excess of the purchase price over the fair value of the net assets. Goodwill resulting from the transaction attributable to the Company was approximately $896.2 million and is being amortized over 40 years. PVFP resulting from the transaction is being amortized over the years that it is anticipated such profits will be received.

Unaudited pro forma income from continuing operations and net income of the Company for the period from January 1, 2000 to August 31, 2000 and for the year ended December 1999, assuming that the acquisition of the Company occurred at the beginning of each period, would have been approximately $8.5 and $18.3 million, respectively. The pro forma adjustments, which do not affect revenues, reflect primarily goodwill amortization.

NOTE 3.   STATUTORY FINANCIAL INFORMATION AND ACCOUNTING PRACTICES

The Company prepares its statutory-basis financial statements in accordance with accounting practices prescribed or permitted by the Insurance Department of The State of New York and the NAIC's ACCOUNTING PRACTICES AND PROCEDURES MANUAL. The NAIC has revised the ACCOUNTING PRACTICES AND PROCEDURES MANUAL in a process referred to as Codification. The revised manual was effective January 1, 2001. The State of New York has adopted with modification, at least in part, the provisions of the revised manual. The revised manual has changed, to some extent, prescribed statutory accounting practices and resulted in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. The cumulative effect of changes in accounting principles adopted to conform to the revised ACCOUNTING PRACTICES AND PROCEDURES MANUAL was reported as an increase to surplus as of January 1, 2001 of approximately $3,754,000.

Prior to 2001, "prescribed" statutory accounting practices were interspersed throughout state insurance laws and regulations and a variety of other NAIC publications.

"Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future. The Company does not apply any permitted statutory practices.

The  NAIC  prescribes   Risk-Based  Capital  requirements  for  life/health  and
property/casualty insurance companies. At December 31, 2001, the Company met RBC requirements.

The underlying statutory capital and surplus of the Company was $214.6 million and $222.1 at December 31, 2001 and 2000, respectively. Statutory net income was $11.0 million, $6.1 million and $30.9 million for the years ended December 31, 2001, 2000 and 1999, respectively.


NOTE 4.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosures are made in accordance with the requirements of FAS No. 107, "Disclosures about Fair Value of Financial Instruments." FAS No. 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

FAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The fair value estimates presented herein are based on pertinent information available to Management as of December 31, 2001 and 2000, respectively. Although Management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since those dates; therefore, current estimates of fair value may differ significantly from the amounts presented herein.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

FIXED MATURITY SECURITIES - The fair values for the actively traded marketable bonds are determined based upon the quoted market prices. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values. Fair values of privately placed bonds which are not considered problems are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond. Fair values for privately placed bonds which are considered problems are determined through consideration of factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in their relevant market.

EQUITY SECURITIES - Fair value of these securities are based upon quoted market value.

MORTGAGE LOANS ON REAL ESTATE - The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

CASH, SHORT-TERM INVESTMENTS AND POLICY LOANS - The carrying amounts for these assets approximate the assets' fair values.

INTEREST RATE SWAP AGREEMENTS - Are carried at fair value, and changes in fair value are recorded as a direct increase or decrease in the accumulated other comprehensive income component of shareholder's equity prior to 2001 and are reported as a direct increase or decrease to operating income during 2001 due to adoption of FAS No. 133. The fair values are obtained through several commercial pricing quotes.

OTHER FINANCIAL INSTRUMENTS REPORTED AS ASSETS - The carrying amounts for these financial instruments (primarily premiums and other accounts receivable and accrued investment income) approximate those assets' fair values.

INVESTMENT CONTRACT LIABILITIES - The fair value for deferred annuities was estimated to be the amount payable on demand at the reporting date, as those investment contracts have no defined maturity and are similar to a deposit liability. The amount payable at the reporting date was calculated as the account balance less applicable surrender charges.

The fair values for supplementary contracts without life contingencies and immediate annuities were estimated using discounted cash flow analyses. The discount rate was based upon treasury rates plus a pricing margin.

The carrying amounts reported for other investment contracts, which includes retirement plan deposits, approximate those liabilities' fair value.

CLAIM AND OTHER DEPOSIT FUNDS - The carrying amounts for claim and other deposit funds approximate the liabilities' fair value.

OTHER FINANCIAL INSTRUMENTS REPORTED AS LIABILITIES - The carrying amounts for other financial instruments (primarily normal payables of a short-term nature) approximate those liabilities' fair values.

The carrying amounts and estimated fair value of the Company's financial instruments were as follows:


                                                                      2001                         2000
                                                            ------------------------    ---------------------------
                                                            Carrying          Fair         Carrying          Fair
DECEMBER 31 (IN MILLIONS)                                    Amount           Value         Amount          Value
-------------------------------------------------------------------------------------------------------------------
FINANCIAL INSTRUMENTS RECORDED AS ASSETS
     Fixed Maturity Securities                              $1,500.1        $1,500.1       $1,455.1       $1,455.1
     Equity Securities                                           3.5             3.5            4.5            4.5
     Mortgage Loans on Real Estate                             265.5           280.2          246.2          251.8
     Policy Loans                                               85.0            85.0           84.4           84.4
     Cash and Short-Term Investments                             3.0             3.0           16.3           16.3


                                                                               7


                                                                      2001                         2000
                                                            ------------------------    ---------------------------
                                                            Carrying          Fair         Carrying          Fair
DECEMBER 31 (IN MILLIONS)                                    Amount           Value         Amount            Value
-------------------------------------------------------------------------------------------------------------------
FINANCIAL INSTRUMENTS RECORDED AS LIABILITIES
     Investment Contracts
         Deferred Annuities                                 $ (420.7)      $  (417.5)     $  (500.5)      $ (518.5)
         Supplementary Contracts and Immediate
            Annuities                                          (21.8)          (22.7)         (28.0)         (28.6)
         Other Investment Contracts                            (11.6)          (11.6)          (8.1)          (8.1)
     Claim and Other Deposit Funds                              (4.9)           (4.9)          (6.6)          (6.6)
     Other Financial Instruments Recorded
         as Liabilities                                       (125.0)         (125.0)         (60.3)         (60.3)
-------------------------------------------------------------------------------------------------------------------

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

NOTE 5.  UNPAID ACCIDENT AND HEALTH CLAIMS

The change in the liability for unpaid accident and health claims and claim adjustment expenses is summarized as follows:

                                                           2001                 2000                1999
(in millions)
------------------------------------------------    -----------------    -----------------    -----------------
Balance at January 1                                       $ 14.1               $ 15.8               $ 13.6
Less Reinsurance Recoverables                                11.1                 10.9                  9.1
------------------------------------------------    -----------------    -----------------    -----------------
Net Balance at January 1                                      3.0                  4.9                  4.5

Incurred Related to:
  Current Year                                                 .6                  1.0                   .5
  Prior Years                                                  .5                  (.8)                  .7
------------------------------------------------    -----------------    -----------------    -----------------
Total Incurred                                                1.1                   .2                  1.2
Paid Related to:
  Current Year                                                 .5                   .4                   .3
  Prior Years                                                 2.5                  1.7                   .5
------------------------------------------------    -----------------    -----------------    -----------------
Total Paid                                                    3.0                  2.1                   .8
------------------------------------------------    -----------------    -----------------    -----------------
Net Balance at December 31                                    1.1                  3.0                  4.9
Plus Reinsurance Recoverables                                13.4                 11.1                 10.9
------------------------------------------------    -----------------    -----------------    -----------------
BALANCE AT DECEMBER 31                                     $ 14.5               $ 14.1               $ 15.8
================================================    =================    =================    =================


The liability for unpaid accident and health claims and claim adjustment expenses is included in Future Policy and Contract Benefits on the Balance Sheets.

NOTE 6.  SHAREHOLDER'S EQUITY

SHARE DATA
The authorized capital stock of the Company consists of 1,377,863 common shares with a par value of $2.00 per share, all of which are issued and outstanding.


DIVIDEND RESTRICTIONS
The Company's ability to pay cash dividends to its parent is restricted by law or subject to approval of the insurance regulatory authorities of the State of New York. These authorities recognize only statutory accounting practices for determining the ability of an insurer to pay dividends to its shareholders.

Under New York insurance law regulating the payment of dividends by the Company, any such payment must be paid solely from the earned surplus of the Company and advance notice thereof must be provided to the Superintendent of the New York Department of Insurance (the Superintendent). Earned surplus means the earned surplus as determined in accordance with statutory accounting practices (unassigned funds), less the amount of such earned surplus which is attributable to unrealized capital gains. Further, without approval of the Superintendent, the Company may not pay in any calendar year any dividend which, when combined with other dividends paid within the preceding 12 months, exceeds the lesser of
(i) 10% of the Company's statutory surplus at the prior year end or (ii) 100% of the Company's statutory net investment income for the prior calendar year.

NOTE 7.  INVESTMENTS

FIXED MATURITY SECURITIES
The amortized cost and fair value of investments in fixed maturity securities by type of investment were as follows:


                                                             Amortized         Gross Unrealized            Fair
                                                                           ------------------------
DECEMBER 31, 2001 (IN MILLIONS)                                Cost           Gains        (Losses)        Value
-------------------------------------------------------------------------------------------------------------------
United States Government and Government Agencies
     and Authorities                                        $     5.8        $   .1       $   -         $     5.9
States, Municipalities and Political Subdivisions                 4.3            .3           -               4.6
Foreign Governments                                                .1           -             -                .1
Public Utilities                                                 67.0           3.0           (.5)           69.5
Corporate Securities                                            786.0          37.5          (8.6)          814.9
Mortgage-Backed/Structured Finance                              591.0          20.5          (7.6)          603.9
Redeemable Preferred Stock                                        1.2           -             -               1.2
-------------------------------------------------------------------------------------------------------------------
TOTAL                                                       $ 1,455.4        $ 61.4       $ (16.7)      $ 1,500.1
===================================================================================================================

                                                           Amortized           Gross Unrealized            Fair
                                                                           ------------------------
DECEMBER 31, 2000 (IN MILLIONS)                              Cost             Gains       (Losses)         Value
-------------------------------------------------------------------------------------------------------------------
United States Government and Government Agencies
     and Authorities                                       $    15.9        $    .5       $      -       $    16.4
States, Municipalities and Political Subdivisions                3.1             .1              -             3.2
Foreign Governments                                              4.7             .2              -             4.9
Public Utilities                                               106.1            2.3           (0.6)          107.8
Corporate Securities                                           894.1           20.1           (5.8)          908.4
Mortgage-Backed/Structured Finance                             401.7           14.4           (2.1)          414.0
Redeemable Preferred Stock                                       0.6             -            (0.2)             .4
------------------------------------------------------------------------------------------------------------------
TOTAL                                                      $ 1,426.2        $  37.6       $   (8.7)      $ 1,455.1
==================================================================================================================


The amortized cost and fair value of fixed maturity securities by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
                                                      Amortized         Fair
DECEMBER 31, 2001 (IN MILLIONS)                         Cost            Value
-----------------------------------------------------------------------------
Maturing in:
    One Year or Less                                $      33.0   $      33.6
    One to Five Years                                     273.8         283.8
    Five to Ten Years                                     378.9         395.1
    Ten Years or Later                                    177.6         182.5
Mortgage-Backed/Structured Finance/Redeemable
 Preferred Stock                                          592.1         605.1
-----------------------------------------------------------------------------
TOTAL                                               $   1,455.4   $   1,500.1
=============================================================================

At December 31, 2001 21% of the total portfolio was invested in private placement and 79% in marketable bonds. At December 31, 2001 the largest concentration in the private placement portfolio was corporate debt securities, where 81% of the portfolio was invested, and the largest concentration in the marketable bond portfolio was corporate debt securities where 41% of the portfolio was invested.

EQUITY SECURITIES
The cost and fair value of investments in equity securities were as follows:

December 31(in millions)             2001                  2000
----------------------------------------------------------------------------
Cost                                 $3.6                  $4.5
Gross Unrealized Gains                -                     -
Gross Unrealized Losses               (.1)                  -
----------------------------------------------------------------------------
FAIR VALUE                           $3.5                  $4.5
============================================================================

MORTGAGE LOANS ON REAL ESTATE
Investments in mortgage loans on real estate were as follows:

(IN MILLIONS)                                                  2001       2000
-------------------------------------------------------------------------------

Mortgage Loans, Non-Impaired                                 $261.1     $241.0
Mortgage Loans, Impaired                                        4.4        5.2
-------------------------------------------------------------------------------
                                                              265.5      246.2
-------------------------------------------------------------------------------
Allowance for Credit Losses, Beginning of Year                            (1.2)
   Increases                                                      -        1.2
   Decreases                                                      -          -
-------------------------------------------------------------------------------

Allowances for Credit Losses, End of Year                         -          -
-------------------------------------------------------------------------------
TOTAL                                                        $265.5     $246.2
===============================================================================
Average Investment in Impaired Mortgage Loans
on Real Estate                                               $  1.5     $  1.3
===============================================================================

The Company does not accrue interest income on impaired mortgage loans when the likelihood of collection is doubtful, rather income is recognized for these loans as payments are received. Interest income recognized on impaired mortgage loans during the years ended December 31, 2001, 2000 and 1999, was $.4 , $.2 million, and $.2 million, respectively.

INVESTMENT INCOME
Investment income summarized by type of investment was as follows:


                                                  Post Acquisition                       Pre-Acquisition
                                        ----------------------------------------------------------------------------
                                           Year Ended      September 1, 2000    January 1 2000       Year Ended
                                                                   to                 to
(IN MILLIONS)                           December 31, 2001  December 31, 2000    August 31, 2000   December 31, 1999
--------------------------------------------------------------------------------------------------------------------
Fixed Maturity Securities                       $116.2           $36.2                $78.6              $119.4
Equity Securities                                   .1             -                     .4                  .3
Mortgage Loans on Real Estate                     21.4             7.5                 16.3                24.9
Real Estate                                        -               -                    -                    .4
Policy Loans                                       6.4             2.0                  3.8                 5.7
Other Invested Assets                              1.2              .7                   .3                 -
Short-Term Investments                             1.4             1.5                   .1                 1.9
--------------------------------------------------------------------------------------------------------------------
   Gross Investment Income                       146.7            47.9                 99.5               152.6
Investment Expenses                               (4.4)             .4                 (1.8)               (2.9)
--------------------------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME                           $142.3           $48.3                 $97.7             $149.7
====================================================================================================================


REALIZED INVESTMENT GAINS AND LOSSES
Net pretax realized investment gains (losses) were as follows:

                                                     Post Acquisition                        Pre-Acquisition
                                        ------------------------------------------------------------------------------

                                          Year Ended         September 1, 2000       January 1, 2000     Year Ended
(IN MILLIONS)                             December 31,              To                      To           December 31,
                                          2001               December 31, 2000       August 31, 2000     1999
----------------------------------------------------------------------------------------------------------------------
Net Gains (Losses) on Sales
    Fixed Maturity Securities
       Gross Gains                              $19.2               $1.1                   $2.6             $ 3.5
       Gross Losses                              (7.4)               (.6)                  (1.3)             (1.4)
    Equities
       Gross Gains                                  -                  -                      -                 -
       Gross Losses                              (0.3)                 -                      -                 -
    Other Invested Assets
        Gross Gains                                 -                  -                      -                 -
        Gross Losses                             (0.9)                 -                      -                 -
Other                                               -                  -                      -               2.8
----------------------------------------------------------------------------------------------------------------------
Net Gains                                        10.6                0.5                    1.3               4.9
Provisions for Losses
       Fixed Maturity Securities                    -                  -                      -              (3.5)
       Real Estate                                  -                  -                      -              (1.7)
----------------------------------------------------------------------------------------------------------------------
Net Losses                                          -                  -                      -              (5.2)
----------------------------------------------------------------------------------------------------------------------
PRETAX REALIZED INVESTMENT GAINS
(LOSSES)                                        $10.6               $0.5                   $1.3             $(0.3)
======================================================================================================================

OTHER INVESTMENT INFORMATION
Invested assets which were non-income producing (no income received for the 12 months preceding the balance sheet date) were as follows:

DECEMBER 31 (IN MILLIONS)               2001           2000
------------------------------------------------------------------
Fixed Maturity Securities              $  .9          $   -
Real Estate                                -            0.4
------------------------------------------------------------------
TOTAL                                  $  .9          $ 0.4
==================================================================

There were no allowances for losses on investments at December 31, 2001 and 2000.

NOTE 8.  COMPREHENSIVE INCOME

The components of net unrealized investment gains (losses) included in the accumulated other comprehensive income (loss) component of shareholder's equity are shown below:


                                                      Post Acquisition                     Pre-Acquisition
                                        ------------------------------------------------------------------------------
                                          Year Ended         Period Ended       Period Ended      Year Ended
(IN MILLIONS)                             December 31, 2001  December 31, 2000  August 31, 2000   December 31, 1999
----------------------------------------------------------------------------------------------------------------------
Unrealized Investment Gains (Losses)            $43.7               $29.0            $(18.5)            $(14.8)
DPAC/PVFP Adjustment                            (33.8)              (14.6)              2.5                0.4
Deferred Income Taxes                            (3.4)               (5.0)              5.6                5.0
----------------------------------------------------------------------------------------------------------------------
TOTAL                                           $ 6.5               $ 9.4            $(10.4)            $ (9.4)
======================================================================================================================



NOTE 9.    CONCENTRATIONS OF CREDIT RISK

At December 31, 2001, the Company held below investment-grade bonds classified as available-for-sale with amortized cost of $142,944,000 and market values of $145,884,000. These holdings amounted to 9.7% of the Company's investments in bonds and 4.2% of total assets. The holdings of below investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

At  December  31,  2001,  the largest  geographic  concentration  of  commercial
mortgage  loans  was  in  the  Pacific  region  of  the  United  States,   where
approximately 27.5% of the commercial mortgage loan portfolio was invested.


NOTE 10.  RELATED PARTY TRANSACTIONS

The Company and its affiliates have entered into agreements whereby affiliates and the Company provide certain management, administrative, legal, and other services for each other. The net amounts billed to the Company were $18.6 million, $20.8 million and $25.3 million in 2001, 2000 and 1999 respectively. The net costs allocated to the Company under these agreements may not be indicative of costs the Company might incur if these services were not provided by the Company's affiliates.

ReliaStar Life, Security-Connecticut and Security Life reinsure certain life policies written by the Company. Premiums ceded under these agreements were $14.6 million, $16.1 million and $14.4 million for the years ended December 31, 2001, 2000 and 1999, respectively; and the net amount recoverable by the Company under these agreements was $2.1, and $2.1 million as of December 31, 2001 and 2000, respectively.


NOTE 11.   FINANCING ARRANGEMENTS

In 2001, the Company participated in a reciprocal lending program with ING AIH. This program is structured to allow the company to make short term loans (1-7 days) to and from ING AIH. Interest on all loans made in 2001 was based on the cost of funds incurred by the lender plus .15%. In 2001, the maximum amount that the Company could have loaned or borrowed from ING AIH at any one time without getting prior approval from the New York Commissioner of Insurance was $94.4 million. The average borrowing in 2001 was $4,975,714 with an average interest rate of 2.71%.

During 2001, the Company began to use borrowed money as a financing tool in order to sell a pool of mortgage backed securities and then buy them back at a lower price then what they were "sold" at; thereby making a profit on the spread.

The Company has a $30 million revolving note facility with SunTrust Bank, Atlanta, which expires on May 31, 2002.


NOTE 12.   REINSURANCE

The Company is a member of reinsurance associations established for the purpose of ceding the excess of life insurance over retention limits.

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The amount of the allowance for uncollectible reinsurance receivables was immaterial at December 31, 2001 and 2000. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies.

The Company's retention limit is $300,000 per insurable life for individual coverage. For group coverage and reinsurance assumed, the retention is $300,000 per life with per occurrence limitations, subject to certain maximums. Reinsurance premiums, commissions, and expense reimbursements related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts and are consistent with the risk assumed.

As of December 31, 2001, there was $34.2 billion of gross insurance in force; $10.7 billion of life insurance in force was ceded to other companies of which 57.7% (based on inforce) was ceded to an unaffiliated reinsurer and 42.3% (based on inforce) was ceded to affiliates. Net life insurance in force was $27.7 billion as of December 31, 2001. In addition, the Company had assumed $4.2 billion of life insurance in force as of December 31, 2001 which represents 15% of the net inforce.


The effect of reinsurance on premiums and recoveries was as follows:

                                            Post-Acquisition                       Pre-Acquisition
                                 -----------------------------------------------------------------------------

                                     Year Ended       September 1, 2000   January 1, 2000       Year Ended
                                                             to                  to
(IN MILLIONS)                     December 31, 2001   December 31, 2000   August 31, 2000    December 31, 1999
--------------------------------------------------------------------------------------------------------------
Direct Premiums                        $87.3               $30.9               $ 54.5             $ 71.5
Reinsurance Assumed                      3.3                 1.3                  1.6                2.4
Reinsurance Ceded                      (30.4)              (12.4)               (28.0)             (31.1)
--------------------------------------------------------------------------------------------------------------
NET PREMIUMS                           $60.2               $19.8               $ 28.1             $ 42.8
--------------------------------------------------------------------------------------------------------------
REINSURANCE
RECOVERIES                              $29.2              $ 3.0               $ 15.4             $ 18.0
==============================================================================================================


NOTE 13.  INCOME TAXES

The federal income tax asset (liability) reported on the Balance Sheets consisted of the following:

DECEMBER 31 (IN MILLIONS)                       2001                   2000
-------------------------------------------------------------------------------
Current Income Taxes                        $    0.2               $   (4.0)
Deferred Income Taxes                           46.5                   47.3
-------------------------------------------------------------------------------
TOTAL                                       $   46.7               $   43.3
===============================================================================

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31 are presented below:


DECEMBER 31 (IN MILLIONS)                       2001               2000
--------------------------------------------------------------------------------
Future Policy and Contract Benefits            $  25.2          $  27.7
Investment Write-Offs and Allowances              12.7             12.7
Deferred Policy Acquisition Costs                 12.2             21.5
Legal Reserve                                     10.9              4.6
Other                                             18.7             18.7
--------------------------------------------------------------------------------
     Gross Deferred Tax Asset                     79.7             85.2
--------------------------------------------------------------------------------
Present Value of Future Profits                  (24.7)           (32.8)
Net Unrealized Gains                              (3.4)            (5.0)
Other                                             (5.1)            (0.1)
--------------------------------------------------------------------------------
     Gross Deferred Tax Liability                (33.2)           (37.9)
--------------------------------------------------------------------------------
NET DEFERRED TAX ASSET                         $  46.5          $  47.3
================================================================================

The provision for income taxes reported on the Statements of Income consisted of the following:

                              Post Acquisition                       Pre-Acquisition
                    ----------------------------------------------------------------------------

                       Year Ended      September 1, 2000    January 1 2000       Year Ended
                                               to                 to
(IN MILLIONS)       December 31, 2001  December 31, 2000    August 31, 2000   December 31, 1999

------------------------------------------------------------------------------------------------
 Current            $        23.7      $         (5.4)     $       14.4       $      18.6
 Deferred                     2.4                12.8              (2.4)              3.4
------------------------------------------------------------------------------------------------
TOTAL               $        26.1      $          7.4      $       12.0       $      22.0
================================================================================================

The difference between the U.S. federal income tax rate and the consolidated tax provision rate is summarized as follows:

                                        Post Acquisition                    Pre-Acquisition
                              ------------------------------------------------------------------------
                                  Year Ended    September 1, 2000   January 1 2000      Year Ended
                                                        to                to
                              December 31, 2001  December 31, 2000 August 31, 2000  December 31, 1999
------------------------------------------------------------------------------------------------------
Statutory Tax Rate                    35.0%            35.0%              35.0%           35.0%
Goodwill                              15.3             18.2                 .6               -
Other                                    -             (1.8)              (1.1)             .6
------------------------------------------------------------------------------------------------------
EFFECTIVE TAX RATE                    50.3%            51.4%              34.5%           35.6%
======================================================================================================


The "Policyholders' Surplus Account," which arose under prior tax law, is generally that portion of a life insurance company's statutory income that has not been subject to taxation. As of December 31, 1983, no further additions could be made to the Policyholders' Surplus Account for tax return purposes under the Deficit Reduction Act of 1984. The balance in such account was approximately $11.3 million at December 31, 2001. This amount would be taxed only under certain conditions. No income taxes have been provided on this amount since management believes under current tax law the conditions under which such taxes would become payable are remote.

The Internal Revenue Service (the "Service") has completed examinations of the consolidated federal income tax returns of Security-Connecticut through 1995. Discussions are being held with the Service with respect to proposed adjustments. Management believes there are adequate defenses against, or sufficient reserves to provide for, any such adjustments. The Service has commenced its examinations for the years 1996 through 1999.

Cash paid for federal income taxes was $28.1 million, $10.3 million, and $16.9 million for the years ended December 31, 2001, 2000 and 1999 respectively.

NOTE 14. EMPLOYEE BENEFIT PLANS

SUCCESS SHARING PLAN AND ESOP
The Success Sharing Plan and ESOP (Success Sharing Plan) was designed to increase employee ownership and reward employees when certain ReliaStar performance objectives are met. Essentially all employees are eligible to participate in the Success Sharing Plan. The Success Sharing Plan has both qualified and nonqualified components. The nonqualified component is equal to 25% of the annual award and is paid in cash to employees. The qualified component is equal to 75% of the annual award which is contributed to the ESOP portion of the Success Sharing Plan.

In addition, the Success Sharing Plan has a 401(k) feature whereby participants may elect to contribute a percentage of their eligible earnings to the plan. The Company matches participants' 401(k) contributions up to 6% of eligible earnings.

Costs charged to expense for the Success Sharing Plan for the periods ended December 31, 2001, December 31, 2000, August 31, 2000 and December 31, 1999 were $.2 million, $.2 million, $.6 million and $.5 million, respectively.

PENSION AND OTHER POSTRETIREMENT BENEFITS
PENSION PLANS - The Company has defined benefit pension plans covering substantially all of its employees. The benefits are based on years of service and the employee's average annual compensation during the last five years of employment. The Company's funding and accounting policies are consistent with the funding requirements of Federal law and regulations. As of December 31, 2001, the qualified pension benefit plans of certain United States subsidiaries of ING AIH, including the Company, were merged into one plan which will be recognized in ING AIH's financial statements. The costs of this plan are allocated to the participating subsidiaries.

At December 31, 2001, the date of the most recent actuarial valuation, the plan accumulated benefit obligation/present value of accrued benefits and the amount of vested benefits for the Pension Plan was $249.8 million, based on an assumed 7.5% interest rate. The fair value of plan assets before the transfer to ING AIH was $249.8 million as of December 31, 2001.

A pension credit totaling $.6 million, $.1 million, $.2 million, and $.3 million for the periods ended December 31, 2001, December 31, 2000, August 31, 2000 and December 31, 1999, respectively, was allocated to the Company for its portion of the cost of the Pension Plan.

The Company and ReliaStar also have unfunded noncontributory defined benefit plans providing for benefits to employees in excess of limits for qualified retirement plans.

POSTRETIREMENT BENEFITS - Through a plan sponsored by an affiliate, the Company provides certain health care and life insurance benefits to retired employees and their eligible dependents (Postretirement Plan). The postretirement health care plan is contributory, with retiree contribution levels adjusted annually; the life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.

The amount of accumulated benefits obligation for retirees and vested employees covered under the Postretirement Plan as of December 31, 2001 and 2000, was $19.4 million and $17.3 million, respectively. The discount rate used in determining the postretirement benefit obligation as of December 31, 2001 and December 31, 2000 was 7.5% and 7.75%, respectively. The health care cost trend rate used was 8.0% trending to 5.5% in 2007 and thereafter as of December 31, 2001 and was 8.5% as of December 31, 2000. A one-percentage point increase in the assumed health care cost trend rate would not have a significant impact on the postretirement benefit obligation or the service and interest cost components of annual expense.

A credit totaling $26,000, $11,000, $21,000 and $.3 million were allocated to the Company for its portion of the cost of the Postretirement Plan for the period ended December 31, 2001, December 31, 2000, August 31, 2000 and December 31, 1999, respectively.

STOCK INCENTIVE PLAN
Prior to the acquisition, officers and key employees of the Company participated in the stock incentive plans of ReliaStar. ReliaStar applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation expense for stock-based compensation plans has been allocated to the Company.

NOTE 15.  LEASES

The Company has operating leases for office space and certain computer processing and other equipment. Rental expense for these items was $1.0 million, $.6 million and $1.8 million for 2001, 2000 and 1999, respectively.

Future minimum aggregate rental commitments at December 31, 2001 for operating leases were as follows:

(IN MILLIONS)
-------------------------------------------------------------------------------
     2002 -       $        .7             2005 -       $        .6
     2003 -       $        .7             2006 -       $         -
     2004 -       $        .7             Thereafter - $         -
-------------------------------------------------------------------------------

NOTE 16.  COMMITMENTS AND CONTINGENCIES

LITIGATION
The Company, like other insurance companies, may be named or otherwise involved in lawsuits, including class action lawsuits and arbitrations. In some class actions and other actions involving insurers, substantial damages have been sought and/or material settlement or award payments have been made. The Company currently believes no pending or threatened lawsuits or actions exist that are reasonably likely to have a material adverse impact on the Company.

FINANCIAL INSTRUMENTS
The Company is a party to financial instruments with on and off-balance-sheet risk in the normal course of business to reduce its exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and interest rate swaps. Those instruments involve, to varying degrees, elements of credit, interest rate or liquidity risk in excess of the amount recognized in the Balance Sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. For interest rate swap transactions, the contract or notional amounts do not represent exposure to credit loss. For swaps, the Company's exposure to credit loss is limited to those swaps where the Company has an unrealized gain.

Unless otherwise noted, the Company does not require collateral or other security to support financial instruments with credit risk.

DECEMBER 31 (IN MILLIONS)                         2001                  2000
-------------------------------------------------------------------------------
CONTRACT OR NOTIONAL AMOUNT

Financial Instruments Whose Notional
  or Contract Amounts Exceed the Amount
  of Credit Risk
   Interest Rate Swap Agreements                     -                  20.0
-------------------------------------------------------------------------------

COMMITMENTS TO EXTEND CREDIT - Commitments to extend credit are legally binding agreements to lend to a customer. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. They generally may be terminated by the Company in the event of deterioration in the financial condition of the borrower. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future liquidity requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis.

INTEREST RATE SWAP AGREEMENTS - The Company enters into interest rate swap agreements to manage interest rate exposure. The primary reason for the interest rate swap agreements is to extend the duration of adjustable rate investments. Interest rate swap transactions generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. Changes in market interest rates impact income from adjustable rate investments and have an opposite (and approximately offsetting) effect on the reported income from the swap portfolio. The risks under interest rate swap agreements are generally similar to those of futures contracts. Notional principal amounts are often used to express the volume of these transactions but do not represent the much smaller amounts potentially subject to credit risk. The amount subject to credit risk is approximately equal to the unrealized gain on the agreements. At December 31, 2001, there were no outstanding interest rate swap agreements.

The Company estimates it's potential exposure to claims resulting from the September 11, 2001 terrorist attacks in the United States to be approximately $6.6 million, after reinsurance coverage and before tax.

NOTE 17.  SUBSEQUENT EVENTS

On September 10, 2001, the Board of Directors ("Board") of the Company approved a plan to merge its business with First Golden Life Insurance Company of New York ("First Golden"). The Company will be the surviving corporation of the transaction. The transaction was approved by the Insurance Department of the State of New York in March 2002. ReliaStar Life will acquire First Golden and contribute First Golden to the Company's parent, Security-Connecticut. Security-Connecticut will then contribute First Golden to the Company. The transaction is anticipated to be effective on April 1, 2002.

GDVAP-121796

--------------------------------------------------------------------------------
                       STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------


TABLE OF CONTENTS

 ITEM                                                                    PAGE
 Introduction..........................................................     1
 Description of ReliaStar Life Insurance Company of New York...........     1
 Safekeeping of Assets.................................................     1
 The Administrator.....................................................     1
 Independent Auditors..................................................     1
 Distribution of Contracts.............................................     1
 Performance Information...............................................     2
 IRA Partial Withdrawal Option.........................................     8
 Other Information.....................................................     8
 Financial Statements of Separate Account NY-B ........................     8












PLEASE TEAR OFF, COMPLETE AND RETURN THE FORM BELOW TO ORDER A FREE STATEMENT OF ADDITIONAL INFORMATION FOR THE CONTRACTS OFFERED UNDER THE PROSPECTUS. SEND THE FORM TO OUR CUSTOMER SERVICE CENTER AT THE ADDRESS SHOWN ON THE PROSPECTUS COVER.

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT NY-B.

Please Print or Type:

                           --------------------------------------------------
                           NAME

                           --------------------------------------------------
                           SOCIAL SECURITY NUMBER

                           --------------------------------------------------
                           STREET ADDRESS

                           --------------------------------------------------
                           CITY, STATE, ZIP

 Galaxy DVA PLUS     121796     02/01/2002

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

GDVAP-121796

                       This page intentionally left blank.

GDVAP-121796

--------------------------------------------------------------------------------
                                   APPENDIX A
--------------------------------------------------------------------------------


                         CONDENSED FINANCIAL INFORMATION

The following tables give (1) the accumulation unit value ("AUV"), (2) the total number of accumulation units, and (3) the total accumulation unit value, for each subaccount of ReliaStar of NY Separate Account NY-B available under the Contract for the indicated periods. The accumulation unit values shown for periods prior to April 1, 2002 reflect values under Separate Account NY-B of First Golden American Life Insurance Company which was transferred intact to ReliaStar of NY as a result of the merger of the two companies. The date on which the subaccount became available to investors and the starting accumulation unit value are indicated on the last row of each table.

ALL CAP

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END        TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND     AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF  END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD) (IN THOUSANDS)

12/31/01      $11.68          3,506             $ 41              $11.65          72,421            $   844
12/31/00       11.61          4,315               50               11.59          47,643                552
5/1/00         11.27             --               --               11.27              --                 --

CAPITAL APPRECIATION

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END        TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND     AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF  END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD) (IN THOUSANDS)

12/31/01     $21.91           17,739             $389              $21.60          57,981          $ 1,252
12/31/00      25.50           12,782              326               25.17          55,812            1,405
12/31/99      30.46           11,524              351               30.11          15,289              460
12/31/98      24.75              578               14               24.50           4,904              120
12/31/97      22.24               --               --               22.05             734               16
5/6/97        18.45              --                --               18.31              --               --

CAPITAL GROWTH

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END        TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND     AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF  END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD) (IN THOUSANDS)

12/31/01      $14.76          17,757            $262               $14.64          69,803          $ 1,022
12/31/00       17.33          11,899             206                17.21          63,024            1,085
12/31/99       21.18           9,819             208                21.06          53,276            1,122
12/31/98       17.08           6,031             103                17.01          20,311              346
12/31/97       15.45             --               --                15.41             334                5
5/6/97         12.46             --               --                12.44             --                --


GDVAP-121796

CORE BOND

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END        TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND     AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF  END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD) (IN THOUSANDS)

12/31/01       $11.99           1,185           $ 14              $11.86           8,485           $   101
12/31/00        11.85           1,186             14               11.74           9,288               109
12/31/99        11.88             822             10               11.79           2,216                26
12/31/98        13.17              --             --               13.09              --                --
5/1/98          12.17              --             --               12.11              --                --


DEVELOPING WORLD

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END        TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND     AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF  END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD) (IN THOUSANDS)

12/31/01        $ 7.12          5,628            $40              $ 7.08          37,459           $   265
12/31/00          7.61          1,732             13                7.58          18,742               142
12/31/99         11.64             --             --               11.61          13,214               153
12/31/98          7.29             --             --                7.28              --                --
2/19/98          10.00             --             --               10.00              --                --

DIVERSIFIED MID-CAP

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01      $ 9.11           --                    $--             $ 9.09       12,693           $   115
12/31/00        9.88           --                     --               9.88          260                 3
10/2/00        10.00           --                     --              10.00           --                --

EQUITY INCOME

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01       $24.37          15,154           $ 369             $23.90          26,467           $   632
12/31/00        24.35          12,602            307               23.91          18,608               445
12/31/99        21.83          12,749            278               21.47          15,934               342
12/31/98        22.27           9,623            214               21.94           6,014               132
12/31/97        20.83              --             --               20.55           1,243                26
5/6/97          18.54              --             --               18.32              --                --

GDVAP-121796

FULLY MANAGED

               STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01        $28.77         16,884             $486               $28.22       25,615             $   723
12/31/00         26.51         16,196              429                26.04       20,597                 536
12/31/99         22.01         13,633              300                21.65       11,023                 239
12/31/98         20.84          2,619               55                20.53        4,512                  93
12/31/97         19.93             --               --                19.66        1,701                  33
5/6/97           17.95             --               --                17.73           --                  --

GROWTH

               STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01      $15.28            37,381             $ 571            $15.14           321,826        $ 4,874
12/31/00       22.17            39,568              877              22.02           343,018          7,552
12/31/99       28.78            27,730              798              28.62           197,439          5,651
12/31/98       16.36             8,286              136              16.29            17,549            286
12/31/97       13.06                --               --              13.03             3,093             40
5/6/97         12.47                --               --              12.45                --             --

HARD ASSETS

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)


12/31/01      $14.42           33               $1                  $14.14        1,818             $    26
12/31/00       16.62           33                1                   16.32        1,073                  18
12/31/99       17.66           --               --                   17.37          525                   9
12/31/98       14.50           --               --                   14.28        1,007                  14
12/31/97       20.85           --               --                   20.57          238                   5
5/6/97         19.34           --               --                   19.11           --                  --


INTERNATIONAL EQUITY

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01       $ 8.80           --               $--              $ 8.72           --                  $ --
12/17/01         8.77           --                --                8.70           --                    --

GDVAP-121796

INTERNET TOLLKEEPER SM

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)
12/31/01      $ 7.63           --                   $--             $ 7.62        2,717             $    21
5/1/01         10.00           --                    --              10.00           --                  --

INVESTORS

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01     $10.66            1,684             $18                $10.63       12,057            $   128
12/31/00      11.28               --              --                 11.26        7,327                 83
5/1/00        10.42               --              --                 10.41           --                 --

JANUS GROWTH AND INCOME

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01     $ 8.89            1,016              $9                $ 8.87        5,165            $    46
12/31/00       9.95               --              --                  9.94          400                  4
10/2/00       10.00               --              --                 10.00           --                 --

LARGE CAP VALUE

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01     $10.05            3,762             $38                $10.02       45,226            $   453
12/31/00      10.56              353               4                 10.55       10,983                116
5/1/00        10.87               --              --                 10.86           --                 --

GDVAP-121796

LIMITED MATURITY BOND

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01      $19.44            15,182             $295             $19.06       28,459             $   543
12/31/00       18.08            13,728              248              17.76       24,619                 437
12/31/99       17.00             6,379              108              16.72        7,746                 130
12/31/98       17.02                --               --              16.77        1,506                  25
12/31/97       16.13                --               --              15.91          632                  10
5/6/97         15.43                --               --              15.24           --                  --


LIQUID ASSET

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01     $16.15           29,944            $ 484               $15.84       75,369            $ 1,194
12/31/00      15.75           17,132             270                 15.47       51,312                794
12/31/99      15.04           11,408             172                 14.79       22,393                331
12/31/98      14.54            2,755              40                 14.33        5,974                 86
12/31/97      14.02               --              --                 13.83           --                 --
5/6/97        13.67               --              --                 13.51           --                 --


MANAGED GLOBAL

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01      $17.78            14,237             $253             $17.54       58,990             $ 1,034
12/31/00       20.44            14,146              289              20.19       58,994               1,191
12/31/99       24.23             9,519              231              23.97       31,419                 753
12/31/98       15.02             2,440               37              14.88        9,572                 142
12/31/97       11.76                --               --              11.67        2,969                  35
5/6/97         11.24                --               --              11.16           --                  --

GDVAP-121796

MID-CAP GROWTH

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01     $32.20            9,672            $311                $31.80       67,841            $ 2,158
12/31/00      42.70            8,242             352                 42.23       72,702              3,070
12/31/99      39.97           11,889             475                 39.59       47,634              1,896
12/31/98      22.60            7,677             173                 22.43       27,872                625
12/31/97      18.64            1,402              26                 18.52        2,866                 53
5/6/97        15.76               --              --                 15.68           --                 --

REAL ESTATE

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01       $28.96              2,990         $87              $28.40        2,174              $    62
12/31/00        27.12                668          18               26.64        8,382                  223
12/31/99        20.96                356           7               20.62        1,581                   33
12/31/98        22.07                356           8               21.74        1,474                   32
12/31/97        25.82                 --          --               25.48          478                   12
5/6/97          21.31                 --          --               21.05           --                   --


RESEARCH

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01     $20.66           10,194            $211                $20.44       61,286            $ 1,253
12/31/00      26.63            9,718             259                 26.39       70,552              1,862
12/31/99      28.25           32,639             921                 28.04      122,839              3,444
12/31/98      23.03           26,762             616                 22.89       20,466              1,865
12/31/97      18.95            4,095              78                 18.87        9,642                182
5/6/97        16.72               --              --                 16.66           --                 --

GDVAP-121796

SMALL CAP

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01     $18.03            9,458            $171                $17.87      118,394            $ 2,116
12/31/00      18.54            8,312             154                 18.40      105,737              1,945
12/31/99      22.96            2,466              57                 22.82       51,013              1,164
12/31/98      15.44            3,612              56                 15.37        9,918                152
12/31/97      12.92               --              --                 12.88        3,434                 44
5/6/97        10.72               --              --                 10.70           --                 --


SPECIAL SITUATIONS

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01      $ 8.34          783                    $7             $ 8.32           --             $    --
12/31/00        8.89           --                    --               8.89           --                  --
10/2/00        10.00           --                    --              10.00           --                  --

STRATEGIC EQUITY

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01      $14.85             6,428              $95             $14.71       28,081             $   413
12/31/00       19.07             6,748              129              18.92       35,293                 668
12/31/99       22.06             6,034              133              21.92       11,085                 243
12/31/98       14.30             2,037               29              14.23        1,867                  27
12/31/97       14.36                --               --              14.31        1,265                  18
5/6/97         11.96                --               --              11.93           --                  --

TOTAL RETURN

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01     $20.78           31,678            $658                $20.56       97,467            $ 2,004
12/31/00      20.94           29,586             619                 20.75       82,761              1,717
12/31/99      18.20           32,717             595                 18.06      123,053              2,222
12/31/98      17.83           15,411             275                 17.72       81,617              1,446
12/31/97      16.18            2,430              39                 16.10       13,026                209
5/6/97        14.36               --              --                 14.31           --                 --

GDVAP-121796

VALUE EQUITY

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01       $18.53              5,155         $96              $18.34             15,199        $   279
12/31/00        19.63              7,908         155               19.46              8,289            161
12/31/99        18.28              5,400          99               18.14             15,606            283
12/31/98        18.41              1,678          31               18.31              4,464             82
12/31/97        18.36              1,048          19               18.28              1,056             19
5/6/97          15.72                 --          --               15.66                 --             --


VAN KAMPEN GROWTH AND INCOME

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01       $21.92       16,888              $370              $21.65          94,979           $ 2,056
12/31/00        25.21       16,266               410               24.94         104,355             2,602
12/31/99        26.07       13,823               360               25.83          79,175             2,045
12/31/98        22.79        1,734                40               22.61          34,310               776
12/31/97        20.22           90                 2               20.09           8,223               165
5/6/97          17.27           --                --               17.18              --                --


GALAXY ASSET ALLOCATION

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01      $ 9.87           --              $--                  $ 9.84           --             $    --
12/31/00       10.80           --               --                   10.78           --                  --
3/6/00         10.56           --               --                   10.55           --                  --

GALAXY EQUITY FUND

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01       $ 9.24           --               $--              $ 9.21           --              $    --
12/31/00        11.43           --                --               11.41           --                   --
3/6/00          11.81           --                --               11.80           --                   --

GDVAP-121796

GALAXY GROWTH AND INCOME

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01        $10.44           --                $--               $10.40           --           $    --
12/31/00         11.01           --                 --                10.98           --                --
3/6/00           10.23           --                 --                10.22           --                --


GALAXY HIGH QUALITY BOND

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)


12/31/01       $11.74           --              $ --               $11.70           --             $    --
12/31/00        11.07           --                --                11.05           --                  --
3/6/00          10.08           --                --                10.08           --                  --


GALAXY SMALL COMPANY GROWTH

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01       $13.18           --               $--              $13.14           --              $    --
12/31/00        13.37           --                --               13.35           --                   --
3/6/00          19.24           --                --               19.23           --                   --

PIMCO HIGH YIELD BOND

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01     $10.16            2,678             $27                $10.10       40,877            $   413
12/31/00      10.05              281               3                 10.01       10,232                102
12/31/99      10.27            1,835              19                 10.24        2,126                 22
12/31/98      10.09               --              --                 10.08           --                 --
5/1/98        10.00               --              --                 10.00           --                 --

PIMCO STOCKSPLUS GROWTH AND INCOME

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01      $10.29             3,570              $37             $10.23       17,395             $   178
12/31/00       11.77             4,111               48              11.72       18,364                 215
12/31/99       13.16             1,205               16              13.13       23,566                 309
12/31/98       11.12                --               --              11.11           --                  --
5/1/98         10.00                --               --              10.00           --                  --

ING VP WORLDWIDE GROWTH

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01    $ 7.04              --               $--                 $ 7.02        2,541           $    18
12/31/00      8.76           1,368                12                   8.75          840                 7
5/1/00       10.00              --                --                  10.00           --                --

JENNISON

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT
               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)


12/31/01     $ 6.31            2,389             $15                $ 6.30        6,046            $    38
12/31/00       7.85            1,467              12                  7.85          502                  4
5/1/00        10.00               --              --                 10.00           --                 --


SP JENNISON INTERNATIONAL GROWTH

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01      $ 5.42               362               $2             $ 5.41            14,064        $    76
12/31/00        8.57                --               --               8.56               848              7
10/2/00        10.00                --               --              10.00                --             --


ING VP MAGNACAP

               STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01     $ 9.36               --             $--                $ 9.35        2,556            $    24
5/1/01        10.00               --              --                 10.00           --               --

ING VP SMALLCAP OPPORTUNITIES

               STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01       $ 8.34          466                $4              $ 8.33             807              $     7
5/1/01          10.00           --                --               10.00              --                   --


ING VP GROWTH OPPORTUNITIES

               STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01      $ 7.80                --              $--             $ 7.79        2,676             $    21
5/1/01         10.00                --               --              10.00           --                --


PROFUND VP BULL

               STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01     $ 8.90               --             $--                $ 8.90           --            $ --
5/1/01        10.00               --              --                 10.00           --              --

GDVAP-121796

PROFUND VP EUROPE 30

               STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01      $ 8.28           --              $--                  $ 8.27           --             $ --
5/1/01         10.00           --               --                     --            --               --


PROFUND VP SMALL-CAP

               STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01      $                --                   $--             $                --             $  --
5/1/01         10.00           --                    --                --            --                --



GDVAP-121796

--------------------------------------------------------------------------------
                      APPENDIX B--THE INVESTMENT PORTFOLIOS
--------------------------------------------------------------------------------


                  DESCRIPTION OF UNDERLYING INVESTMENT OPTIONS

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios available under this Contract. They are listed in this Appendix. YOU BEAR THE ENTIRE INVESTMENT RISK FOR AMOUNTS YOU ALLOCATE TO ANY INVESTMENT PORTFOLIO, AND YOU MAY LOSE YOUR PRINCIPAL.

PLEASE KEEP IN MIND THE INVESTMENT RESULTS OF THE INVESTMENT PORTFOLIOS ARE LIKELY TO DIFFER SIGNIFICANTLY AND THERE IS NO ASSURANCE THAT ANY PORTFOLIO WILL ACHIEVE ITS RESPECTIVE INVESTMENT OBJECTIVE. SHARES OF THE PORTFOLIOS WILL RISE AND FALL IN VALUE AND YOU COULD LOSE MONEY BY INVESTING IN THE PORTFOLIOS. SHARES OF THE PORTFOLIOS ARE NOT BANK DEPOSITS AND ARE NOT GUARANTEED, ENDORSED OR INSURED BY ANY FINANCIAL INSTITUTION, THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. EXCEPT AS NOTED, ALL FUNDS ARE DIVERSIFIED, AS DEFINED UNDER THE INVESTMENT COMPANY ACT OF 1940.

INVESTMENT PORTFOLIO
                             DESCRIPTION

THE GCG TRUST

All Cap                      INVESTMENT OBJECTIVE
                             Capital appreciation through investment in securities which the Portfolio Manager believes have above-average capital appreciation potential

                             PRINCIPAL STRATEGIES
                             Invests primarily in equity securities of U.S. companies of any size. Uses fundamental analysis to select securities of individual companies which offer greatest potential for capital appreciation across industries to reduce risk. Emphasis is on companies whose stock prices appear undervalued; special situations that may increase earnings or market price of the company's shares; growth potential due to technological advances, new products or services; or other significant new developments that may enhance future earnings.

                             The Portfolio is non-diversified and, when compared with other funds, may invest a greater portion of its assets in a particular issuer. The Portfolio may engage in active and frequent trading to achieve its principal investment strategies, which increases transaction costs and may affect the Portfolio's performance.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Growth Investing Risk, Small and Mid-Cap Company Risk, Undervalued Securities Risk and Diversification Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. GROWTH INVESTING RISK refers to the risk that growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions of the issuing company's growth potential. SMALL AND MID-CAP COMPANY RISK refers to the risk that such companies may be more susceptible to price swings than larger companies because they have fewer financial resources, and limited product and market diversification. UNDERVALUED SECURITIES RISK refers to the risk that the market value of an undervalued security may not rise, or may fall, if certain anticipated events do not occur or if investor perceptions about the security do not improve. DIVERSIFICATION RISK refers to the risk that a non-diversified portfolio will be more volatile than a diversified portfolio because it invests its assets in a smaller number of issuers and the gains or losses on a single security or issuer will have a greater impact on the non-diversified fund's net asset value.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  Salomon Brothers Asset
                                                 Management Inc

Asset Allocation Growth      THIS PORTFOLIO IS CLOSED TO NEW INVESTORS AS OF
                             MAY 1, 2002

                             INVESTMENT OBJECTIVE
                             Maximize total return over the long term by allocating its assets among stocks, bonds, short-term instruments and other investments

                             PRINCIPAL STRATEGIES
                             Allocates assets within a specified range among the following classes, or types, of investments: stocks, including equity securities of all types (75%); bonds, including all varieties of fixed income securities and lower quality debt securities maturing in more than one year (25%); and all types of short-term and money market instruments (5%). This allocation may change from time to time and investment in these classes may be made by investing in other funds. The Portfolio may invest in other instruments that do not fall within these classes, and in securities of foreign issuers in addition to securities of domestic issuers.

                             In buying and selling securities for the Portfolio, the Portfolio Manager generally analyzes the issuer of a security using fundamental factors (e.g., growth potential, earnings estimates, and management) and/or quantitative factors (e.g., historical earnings, dividend yield, and earnings per share) and evaluates each security's current price relative to its estimated long-term value. Portfolio turnover rates are generally not a factor in making buy and sell decisions.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Income Risk, Interest Rate Risk, Credit Risk, Call Risk, Maturity Risk, Foreign Investment Risk, and Derivative Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. INCOME RISK refers to the risk that a portfolio's income may fall due to falling interest rates. INTEREST RATE RISK refers to the risk that fixed income securities could lose value because of interest rate changes. CREDIT RISK refers to the risk that the issuer of debt obligations may be unable to make principal and interest payments when they become due. CALL RISK refers to the risk that, during periods of falling interest rates, a bond issuer may "call" or repay, its high yielding bond before the bond's maturity date. Forced to invest the proceeds at lower interest rates, a portfolio would experience a decline in income. MATURITY RISK refers to the risk that the average maturity of a portfolio's fixed income investments will affect the volatility of the portfolio's share price. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs. To the extent that the portfolio invests more than 25% of its total assets in one geographic region or country, the portfolio may be more sensitive to economic and other factors in that geographic region or country than a more diversified fund. DERIVATIVE RISK refers to the risk that derivative instruments involve risks different from direct investments in underlying securities, including imperfect correlation between the value of the instruments and the underlying assets; risks of default by the other party to certain transactions; risks that the transactions may result in losses that partially or completely offset gains in portfolio positions; and risks that the transactions may not be liquid.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  Fidelity Management & Research
                                                 Company

Capital                      INVESTMENT OBJECTIVE
Appreciation                 Long-term capital growth

                             PRINCIPAL STRATEGIES
                             Invests primarily in equity securities believed to be undervalued relative to an issuer's current or projected earnings; relative to current market values of an issuer's assets; or relative to equity markets generally.

                             The Portfolio also may invest in preferred stocks and debt instruments that are consistent with its investment objective for their potential growth of capital and not for their ability to generate income, and up to 25% of its assets in foreign securities.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Value Investing Risk, and Foreign Investment Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. VALUE INVESTING RISK refers to the risk that undervalued stocks may not realize their perceived value for extended periods of time. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  A I M Capital Management, Inc.

Capital Growth               INVESTMENT OBJECTIVE
                             Long-term total return.


                             PRINCIPAL STRATEGIES
                             Invests primarily in common stocks of middle capitalization companies with market capitalizations of up to $5 billion. Focus is on companies believed to offer superior relative earnings growth potential.

                             The Portfolio Manager applies a growth-oriented investment philosophy defined by its early recognition of change, commitment to fundamental research, and emphasis on stock selection.

                             The Portfolio also may invest in securities of larger companies, and may invest a substantial portion of its assets in securities issued by small, small-cap and mid-cap companies, which may offer greater opportunities for share price increase than larger companies. Equity and debt securities in which the Portfolio normally invests include common and preferred stocks, convertible securities, bonds, and notes.

                             The Portfolio also may invest in foreign securities (including in emerging or developing markets); foreign currencies, options; lower-quality, high yielding debt securities (commonly called "junk bonds"); "zero-coupon" bonds; "payment-in-kind" bonds, and engage in short sales of securities it expects to decline in price. At times the Portfolio may invest more than 25% of its assets in securities of issuers in one or more market sectors if the investment return available justifies any additional risk associated with heavily investing in that sector.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Growth Investing Risk, Foreign Investment Risk, Small and Mid-Cap Company Risk, High-Yield Bond Risk, and Industry Concentration Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. GROWTH INVESTING RISK refers to the risk that growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions of the issuing company's growth potential. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs. SMALL AND MID-CAP COMPANY RISK refers to the risk that smaller companies may be more susceptible to price swings than larger companies because they have fewer financial resources, and limited product and market diversification. HIGH YIELD BOND RISK refers to the risk that high yield bonds (commonly referred to as "junk bonds") generally provide greater income and increased opportunity for capital appreciation than investments in higher quality debt securities, but also typically have greater potential volatility and principal and income risk. INDUSTRY CONCENTRATION RISK refers to the risk that a portfolio that invests primarily in securities of companies in a particular market sector may be subject to greater risks and market fluctuations than other portfolios that are more diversified by market sector.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER: Alliance Capital Management,L.P.

Capital Guardian             INVESTMENT OBJECTIVE
Small Cap Series             Long-term capital appreciation


                             PRINCIPAL STRATEGIES
                             Invests at least 80% of its assets in equity securities of small capitalization ("small-cap") companies that have total market capitalization within the range of companies included in the Russell 2000 Index and Standard & Poor's SmallCap 600 Index. May also invest up to 20% of its assets in companies outside of this range.

                             Equity securities in which the Portfolio may invest include common or preferred stocks, or securities convertible into or exchangeable for equity securities, such as warrants and rights. The Portfolio may also hold up to 15% of its assets in money market instruments and repurchase agreements.

                             Invests primarily in companies whose securities are traded on domestic stock exchanges or in the over-the-counter market that may still be in the developmental stage; older companies that appear to be entering a new stage of growth because of factors such as management changes or development of new technology, products or markets; or companies that may provide products or services with a high unit volume growth rate.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Small Company Risk, and OTC Investment Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. SMALL COMPANY RISK refers to the risk that small companies may be more susceptible to price swings than larger companies because they have fewer financial resources, and limited product and market diversification. OTC INVESTMENT RISK refers to the risk that over-the-counter ("OTC") securities are generally securities of companies that are smaller or newer than securities listed on the New York Stock or American Stock Exchanges and may involve greater risk.

                             INVESTMENT MANAGER:  Directed Services, Inc
                             PORTFOLIO MANAGER:  Capital Guardian Trust Company

Core Bond                    INVESTMENT OBJECTIVE
                             Maximum total return, consistent with preservation of capital and prudent investment management

                             PRINCIPAL STRATEGIES
                             Under normal circumstances, invests at least 80% of its assets in a diversified portfolio of fixed income instruments of varying maturities. The average portfolio duration of the Portfolio normally varies within a three- to six-year time frame based on the Portfolio Manager's forecast for interest rates.

                             Invests primarily in investment-grade debt securities, but may invest up to 10% of its assets in high yield securities ("junk bonds") rated B or higher by Moody's or S&P or, if unrated, determined by the Portfolio Manager to be of comparable quality. May invest up to 20% of its assets in securities denominated in foreign currencies, and beyond this limit in U.S. dollar-denominated securities of foreign issuers. Normally hedges at least 75% of its exposure to foreign currency to reduce the risk of loss due to fluctuations in currency exchange rates.

                             The Portfolio may engage in derivative transactions on securities in which it is permitted to invest, on securities indexes, interest rates and foreign currencies; may lend its portfolio securities to brokers, dealers and other financial institutions to earn income; and may seek without limitation to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls). The "total return" sought by the Portfolio consists of income earned on the Portfolio's investments, plus capital appreciation, if any, which generally arises from decreases in interest rates or improving credit fundamentals for a particular sector or security.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Interest Rate Risk, Issuer Risk, Credit Risk, Foreign Investment Risk, Currency Risk, Derivative Risk, Liquidity Risk, Mortgage Risk, and Leveraging Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. INTEREST RATE RISK refers to the risk that fixed income securities could lose value because of interest rate changes. ISSUER RISK refers to the risk that the value of a security may decline for a number of reasons which are directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer's goods and services. CREDIT RISK refers to the risk that the issuer of debt obligations may be unable to make principal and interest payments when they become due. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs. CURRENCY RISK refers to the risk that changes in currency exchange rates may affect foreign securities held by the portfolio and may reduce the returns of the portfolio. DERIVATIVE RISK refers to the risk that derivative instruments involve risks different from direct investments in underlying securities, including imperfect correlation between the value of the instruments and the underlying assets; risks of default by the other party to certain transactions; risks that the transactions may result in losses that partially or completely offset gains in portfolio positions; and risks that the transactions may not be liquid. LIQUIDITY RISK refers to the risk that investments in illiquid securities may reduce the portfolio's returns because it may be unable to sell the illiquid securities at an advantageous time or price. MORTGAGE Risk refers to the risk that rising interest rates tend to extend the duration of mortgage-related securities, making them more sensitive to changes in interest rates. In addition, mortgage-related securities are subject to prepayment risk, which may require a portfolio to reinvest that money at lower prevailing interest rates, thus reducing the portfolio's returns. LEVERAGING RISK refers to the risk that that the use of leverage may cause a portfolio to liquidate portfolio positions when it may not be advantageous to do so to satisfy its obligations or to meet segregation requirements.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  Pacific Investment Management
                                                 Company LLC

Developing World             INVESTMENT OBJECTIVE
                             Capital appreciation

                             PRINCIPAL STRATEGIES
                             Invests primarily in the equity securities of companies in "emerging market countries." Normally invests in at least six emerging market countries with no more than 35% of its assets in any one country. Emerging market countries are those that are identified as such in the Morgan Stanley Capital International Emerging Markets Free Index, or the International Finance Corporation Emerging Market Index, or by the Portfolio Manager because they have a developing economy or because their markets have begun a process of change and are growing in size and/or sophistication.

                             Investment process seeks to deliver superior risk-adjusted returns using fundamental analysis to evaluate key investment drivers at both the country and company level to identify unrecognized growth opportunities. Equity securities in which the Portfolio invests are primarily common stocks, but may also include other types of equity and equity derivative securities. May invest 10% in debt securities rated below investment-grade.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Emerging Market Risk, and Foreign Investment Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. EMERGING MARKET RISK refers to the risk that investing in emerging market countries present risks in a greater degree than, and in addition to, investing in foreign issuers in general. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs. To the extent that the Portfolio invests more than 25% of its total assets in one geographic region or country, the Portfolio may be more sensitive to economic and other factors in that geographic region or country than a more diversified fund.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  Baring International Investment
                                                 Limited

Diversified Mid-Cap          INVESTMENT OBJECTIVE Long-term growth of capital.

                             PRINCIPAL STRATEGIES
                             Normally invests at least 80% of its assets in securities of companies with medium market capitalizations (i.e., equaling or exceeding $250 million and similar to the top range of the Russell Midcap or Standard & Poor's MidCap 400 Indexes at time of investment). Normally invests primarily in common stocks of companies with medium market capitalizations, but may also invest in companies with smaller or larger market capitalizations and in securities of foreign issuers in addition to securities of domestic issuers.

                             The Portfolio Manager is not constrained by any particular investment style and at any given time, may buy "growth" stocks or "value" stocks, or a combination of both types. Fundamental analysis is used to evaluate the current financial condition, industry position, and economic and market conditions. Factors considered include growth potential, earnings estimates and management. Statistical models are then used to further evaluate growth potential, valuation, liquidity and investment risk. Focus is on securities that offer strong opportunities for long-term growth of capital and are attractively valued. May use various techniques, such as buying and selling futures contracts and exchange traded funds, to increase or decrease exposure to changing security prices or other factors that affect security values.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Growth Investing Risk, Value Investing Risk, Small Company Risk, Foreign Investment Risk, and Derivative Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. GROWTH INVESTING RISK refers to the risk that growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions of the issuing company's growth potential. VALUE INVESTING RISK refers to the risk that undervalued stocks may not realize their perceived value for extended periods of time. SMALL COMPANY RISK refers to the risk that small companies may be more susceptible to price swings than larger companies because they have fewer financial resources, and limited product and market diversification. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments and higher transaction costs. To the extent that the portfolio invests more than 25% of its total assets in one geographic region or country, the portfolio may be more sensitive to economic and other factors in that geographic region or country than a more diversified fund. DERIVATIVE RISK refers to the risk that derivative instruments involve risks different from direct investments in underlying securities, including imperfect correlation between the value of the instruments and the underlying assets; risks of default by the other party to certain transactions; risks that the transactions may result in losses that partially or completely offset gains in portfolio positions; and risks that the transactions may not be liquid.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  Fidelity Management & Research
                                                 Company

Equity Income                INVESTMENT OBJECTIVE
                             Substantial dividend income as well as long-term growth of capital.

                             PRINCIPAL STRATEGIES
                             Normally invests at least 65% of its assets in common stocks of well-established companies paying above-average dividends.

                             The Portfolio Manager typically employs a "value" approach in selecting investments, seeking companies that appear to be undervalued by various measures and may be temporarily out of favor, but have good prospects for capital appreciation and dividend growth. In selecting investments, the Portfolio Manager generally looks for companies with an established operating history, above-average dividend yield relative to the S&P 500; low price/earnings ratio relative to the S&P 500; a sound balance sheet and other positive financial characteristics; and low stock price relative to a company's underlying value as measured by assets, cash flow or business franchises.

                             Invests primarily in U.S. common stocks, but may also invest in other securities, including foreign securities, debt securities, and futures and options in keeping with its objective. May also invest in shares of the T. Rowe Price Reserve Investment Funds, Inc., an internally managed money market fund of T. Rowe Price; and may invest in securities that do not meet its normal criteria when perceives unusual opportunity for gain.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, and Value Investing Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. VALUE INVESTING RISK refers to the risk that undervalued stocks may not realize their perceived value for extended periods of time.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  T. Rowe Price Associates, Inc.

Fully Managed                INVESTMENT OBJECTIVE
                             Over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk

                             PRINCIPAL STRATEGIES
                             Pursues an active asset allocation strategy whereby investments are allocated among three asset classes
                             - equity securities, debt securities and money market instruments. Uses a value approach to reduce risk and maximize gains. Invests primarily in common stocks of established companies that are believed to have above-average potential for capital growth. Common stocks typically comprise at least half of the Portfolio's total assets. Remaining assets are generally invested in other securities, including convertibles, warrants, preferred stocks, corporate and government debt, foreign securities, futures, and options on securities, financial indices and foreign currencies as a cash management tool.

                             Also may invest in short-term U.S.
                             dollar-denominated obligations of foreign banks if, at the time of purchase, such banks have more than $1 billion in assets. The Portfolio may engage in active and frequent trading to achieve its principal investment strategies, which increases transaction costs and could detract from the Portfolio's performance. The Portfolio may purchase securities that do not meet its normal investment criteria when perceives unusual opportunity for gain.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Income Risk, Interest Rate Risk, Credit Risk, Call Risk, Value Investing Risk, and Allocation Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. INCOME RISK relates to the risk that a portfolio's income may fall due to falling interest rates. Income risk is greatest for short-term bonds and the least for long-term bonds. INTEREST RATE RISK refers to the risk that fixed income securities could lose value because of interest rate changes. CREDIT RISK refers to the risk that the issuer of debt obligations may be unable to make principal and interest payments when they become due. CALL RISK refers to the risk that, during periods of falling interest rates, a bond issuer may "call" or repay its high yielding bond before the bond's maturity date. Forced to invest the proceeds at lower interest rates, a portfolio would experience a decline in income. VALUE INVESTING RISK refers to the risk that undervalued stocks may not realize their perceived value for extended periods of time. ALLOCATION RISK refers to the risk that a portfolio could miss attractive investment opportunities by underweighting markets where there are significant returns, and could lose value by overweighting markets where there are significant declines.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  T. Rowe Price Associates, Inc.

Growth                       INVESTMENT OBJECTIVE
                             Capital appreciation

                             PRINCIPAL STRATEGIES
                             Invests primarily in common stocks selected for their growth potential. The Portfolio may invest in companies of any size, from larger, well-established companies to smaller, emerging growth companies; without limit in foreign equity and debt securities (including in emerging or developing markets); up to 35% of its net assets in high-yield bonds; and in forward foreign currency contracts, futures and options.

                             The Portfolio Manager applies a "bottom up" approach in choosing investments in companies with earnings growth potential. If the Portfolio Manager is unable to find such investments, a significant portion of the Portfolio's assets may be in cash or similar investments.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Growth Investing Risk, Small Company Risk, Foreign Investment Risk and High Yield Bond Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. GROWTH INVESTING RISK refers to the risk that growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions of the issuing company's growth potential. SMALL COMPANY RISK refers to the risk that small companies may be more susceptible to price swings than larger companies because they have fewer financial resources, and limited product and market diversification. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs. To the extent that the portfolio invests more than 25% of its total assets in one geographic region or country, the portfolio may be more sensitive to economic and other factors in that geographic region or country than a more diversified fund. HIGH YIELD BOND RISK refers to the risk that high yield bonds (commonly referred to as "junk bonds") generally provide greater income and increased opportunity for capital appreciation than investments in higher quality debt securities, but they also typically have greater potential volatility and principal and income risk.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  Janus Capital Management LLC

Hard Assets                  INVESTMENT OBJECTIVE
                             Long-term capital appreciation

                             PRINCIPAL STRATEGIES
                             Invests at least 80% of its assets in the equities of producers of commodities. May invest in equity securities and debt securities of hard asset companies, including structured notes, whose value is linked to the price of a hard asset commodity or a commodity index. Hard asset companies are companies that are directly or indirectly engaged significantly in the exploration, development, production or distribution of commodities.

                             Also may invest in securities of foreign issuers (including up to 35% in South Africa); ompanies not engaged in natural resources/hard asset activities; investment-grade corporate debt; U.S. government or foreign obligations; money market instruments; repurchase agreements; special classes of shares available only to foreign persons in those markets that restrict ownership of certain classes of equity to nationals or residents of that country; derivatives; and equity securities listed on the U.S. or foreign securities exchanges or traded over-the-counter. The Portfolio may engage in active and frequent trading to achieve its principal investment strategies, which increases transaction costs and could detract from the Portfolio's performance. The Portfolio is non-diversified and, when compared with other funds, may invest a greater portion of its assets in a particular issuer.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Hard Asset Risk, Sector Concentration Risk, Industry Concentration Risk, OTC Investment Risk, Foreign Investment Risk, Emerging Market Risk and Diversification Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. HARD ASSET RISK refers to the risk that the production and marketing of hard assets (commodities) may be affected by actions and changes in governments. Securities of hard asset companies may be subject to broad price fluctuations, reflecting volatility of energy and basic materials prices and possible instability of supply of various hard assets. SECTOR CONCENTRATION RISK refers to the risk that, to the extent a portfolio's assets are concentrated in a single market sector, volatility in that sector will have a greater impact on the portfolio than it would on a fund that has not concentrated its investment. INDUSTRY CONCENTRATION RISK refers to the risk that a portfolio that invests primarily in securities of companies in a particular market sector may be subject to greater risks and market fluctuations than other portfolios that are more diversified by market sector. OTC INVESTMENT RISK refers to the risk that over-the-counter ("OTC") securities are generally securities of companies that are smaller or newer than securities listed on the New York Stock or American Stock Exchanges and may involve greater risk. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs. To the extent that the Portfolio invests more than 25% of its total assets in one geographic region or country, the Portfolio may be more sensitive to economic and other factors in that geographic region or country than a more diversified fund. EMERGING MARKET RISK refers to the risk that investing in emerging market countries present risks in a greater degree than, and in addition to investing in foreign issuers in general. DIVERSIFICATION RISK refers to the risk that a non-diversified portfolio will be more volatile than a diversified portfolio because it invests its assets in a smaller number of issuers, and the gains or losses on a single security or issuer will have a greater impact on the non-diversified fund's net asset value.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  Baring International Investment
                                                 Limited

International                INVESTMENT OBJECTIVE
Equity                       Long-term growth of capital

                             PRINCIPAL STRATEGIES
                             Under normal conditions, invests at least 80% of its net assets in equity securities of issuers located in countries outside of the United States.

                             Equity securities may include common and preferred stocks, warrants and convertible securities. The Portfolio may invest in companies located in countries with emerging securities markets when believed to present attractive investment opportunities and also may invest up to 35% of its assets in securities of U.S. issuers, including investment-grade debt securities. The Portfolio invests primarily in equity securities of larger companies, but may also invest in small- and medium-sized companies.

                             The Portfolio Manager will invest at least 65% of the Portfolio in assets of companies which, based upon a fundamental analysis of a company's earning prospects, it believes will experience faster earnings per share growth than that of other companies in one or more of the same market, sector, or industry.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Foreign Investment Risk, Medium and Small Company Risk, Liquidity Risk, Debt Securities Risk, Emerging Market Risk, and Market Trends Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs. To the extent that it invests more than 25% of its total assets in one geographic region or country, the portfolio may be more sensitive to economic and other factors in that geographic region or country than a more diversified fund. MEDIUM AND SMALL COMPANY RISK refers to the risk that these companies may be more susceptible to price swings than larger companies because they have fewer financial resources, and limited product and market diversification. LIQUIDITY RISK refers to the risk that a portfolio's investments in illiquid securities may reduce the returns of the portfolio because it may be unable to sell the illiquid securities at an advantageous time or price. DEBT SECURITIES RISK refers to the risks inherent in investing in debt securities, such as bonds. These risk include credit risk (the risk that the borrower will not make timely payments of principal and interest); and interest rate risk (the risk that the value of the security may fall when interest rates rise). EMERGING MARKET RISK refers to the risk that investing in emerging market countries present risks in a greater degree than, and in addition to investing in foreign issuers in general. MARKET TRENDS RISK refers to the risk that from time to time, the stock market may not favor the securities in which the Portfolio invests.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  ING Investments, LLC

Internet TollkeeperSM        INVESTMENT OBJECTIVE
Series*                      Long-term growth of capital

*"Internet TollkeeperSM"
is a service mark of         PRINCIPAL STRATEGIES
Goldman, Sachs & Co.         Invests,  under  normal  circumstances,  at least
Goldman, Sachs & Co. has     80% of its net assets plus any  borrowings  for
licensed the service mark    investment  purposes  (measured  at  time  of
to Directed Services, Inc.   investment)  in  equity  securities  of  "Internet
to use in connection with    Tollkeeper"   companies.   Internet   Tollkeeper
the Portfolio.               companies   are   companies   in  the   media,
                             telecommunications, technology and Internet sectors, which provide access, infrastructure, content and services to Internet companies and Internet users, and which generally have predictable, sustainable or recurring revenue streams. The Portfolio may invest in companies that merely have an Internet site or sell some products over the Internet as part of the Portfolio's 20% basket of securities which are not or may not be defined as Internet Tollkeepers.

                             Because the Portfolio concentrates its investments in Internet Tollkeeper companies, the Portfolio's performance may be substantially different from the returns of the broader stock market and of "pure" Internet funds. The Portfolio may participate significantly in the initial public offering ("IPO") market; invest up to 35% of its total assets in companies whose rapid adoption of an Internet strategy is expected to improve their cost structure, revenue opportunities or competitive advantage and Internet-based companies believed to exhibit a sustainable business model; and invest up to 25% of its total assets in foreign securities, including securities of issuers in emerging markets or countries and securities quoted in foreign currencies.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Interest Rate Risk, Credit Risk, Internet Risk, IPO Risk, Industry Concentration Risk, Price Volatility Risk, Growth Investing Risk, Foreign Investment Risk, Emerging Market Risk, Stock Risk, Derivative Risk, Liquidity Risk, and REIT Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. INTEREST RATE RISK refers to the risk that fixed income securities could lose value because of interest rate changes. CREDIT RISK refers to the risk that the issuer of debt obligations may be unable to make principal and interest payments when they become due. INTEREST RATE RISK refers to the risk that fixed income securities could lose value because of interest rate changes. IPO RISK refers to the risk that Initial Public Offerings or "IPOs" may be more volatile than other securities, and may have a magnified impact on the portfolio during the start-up phase when the portfolio's asset base is relatively small. INDUSTRY CONCENTRATION RISK refers to the risk that a portfolio that invests primarily in securities of companies in a particular market sector may be subject to greater risks and market fluctuations than other portfolios that are more diversified by market sector. PRICE VOLATILITY RISK refers to the risk that the value of the Portfolio changes as the prices of its investments go up and down. GROWTH INVESTING RISK refers to the risk that growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions of the issuing company's growth potential. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs. EMERGING MARKET RISK refers to the risk that investing in emerging market countries present risks in a greater degree than, and in addition to investing in foreign issuers in general. STOCK RISK refers to the risk that stock prices have historically risen and fallen in periodic cycles. DERIVATIVE RISK refers to the risk that derivative instruments involve risks different from direct investments in underlying securities, including imperfect correlation between the value of the instruments and the underlying assets; risks of default by the other party to certain transactions; risks that the transactions may result in losses that partially or completely offset gains in portfolio positions; and risks that the transactions may not be liquid. LIQUIDITY RISK refers to the risk that a portfolio's investments in illiquid securities may reduce the returns of the portfolio because it may be unable to sell the illiquid securities at an advantageous time or price. REIT RISK refers to the risk that investing in Real Estate Investment Trusts or "REITs" involves certain unique risks in addition to those risks associated with investing in the real estate industry in general, including more abrupt or erratic price movements and lack of market liquidity. REITs whose underlying properties are concentrated in a particular industry or geographic region are also subject to risks affecting such industries and regions.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER: Goldman Sachs Asset Management, a unit of the Investment Management Division of Goldman, Sachs & Co.

Investors                    INVESTMENT OBJECTIVE
                             Long-term growth of capital. Current income is a secondary objective.


                             PRINCIPAL STRATEGIES
                             Invests primarily in equity securities of U.S. companies. May also invest in other equity securities, and to a lesser degree, in income producing securities such as debt securities.

                             Emphasizes individual security selection while spreading investments across industries, which may help to reduce risk. Portfolio Manager's bottom-up approach focuses on identifying established large capitalization companies with over $5 billion in market capitalization, and companies with solid growth potential at reasonable values. The Portfolio Manager employs fundamental analysis to analyze each company in detail, ranking its management, strategy and competitive market position.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Income Risk, Interest Rate Risk, Credit Risk, Call Risk, Maturity Risk, and Growth Investing Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. INCOME RISK relates to the risk that a portfolio's income may fall due to falling interest rates. Income risk is greatest for short-term bonds and the least for long-term bonds. INTEREST RATE RISK refers to the risk that fixed income securities could lose value because of interest rate changes. CREDIT RISK refers to the risk that the issuer of debt obligations may be unable to make principal and interest payments when they become due. CALL RISK refers to the risk that, during periods of falling interest rates, a bond issuer may "call" or repay, its high yielding bond before the bond's maturity date. Forced to invest the proceeds at lower interest rates, a portfolio would experience a decline in income. MATURITY RISK refers to the risk that the average maturity of a portfolio's fixed income investments will affect the volatility of the portfolio's share price. Fixed income securities with longer maturities will be more volatile than fixed income securities with shorter maturities. GROWTH INVESTING RISK refers to the risk that growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions of the issuing company's growth potential.

                             INVESTMENT MANAGER: Directed Services, Inc.
                             PORTFOLIO MANAGER:  Salomon Brothers Asset
                                                 Management Inc.

Janus Growth                 INVESTMENT OBJECTIVE
and Income                   Long-term capital growth and current income


                             PRINCIPAL STRATEGIES
                             Normally emphasizes investments in common stocks. Normally invests up to 75% of its assets in equity securities selected primarily for their growth potential, and at least 25% of its assets in securities believed to have income potential. Because of this investment strategy, the Portfolio is not designed for investors who need consistent income.

                             The Portfolio Manager shifts assets between the growth and income components of the Portfolio based on the its analysis of relevant market, financial and economic conditions. If the Portfolio Manager believes that growth securities will provide better returns than the yields available or expected on income-producing securities, the Portfolio will place a greater emphasis on the growth component. The growth component of the Portfolio is expected to consist primarily of common stocks, but may also include warrants, preferred stocks or convertible securities selected primarily for their growth potential. The income component of the Portfolio will consist of securities that the Portfolio Manager believes have income potential, including equity securities, convertible securities and all types of debt securities. Equity securities may be included in the income component of the Portfolio if they currently pay dividends or the Portfolio Manager believes they have the potential for either increasing their dividends or commencing dividends, if none are currently paid.

                             The Portfolio may also invest in debt securities; without limit in foreign equity and debt securities (either indirectly through depositary receipts or directly in foreign markets); high-yield bonds (up to 35%) of any quality; index/structured securities; options, futures, forwards, swaps and other types of derivatives for hedging purposes or for non-hedging purposes such as seeking to enhance return; securities purchased on a when-issued, delayed delivery or forward commitment basis; illiquid investments (up to 15%); special situation companies; and in cash or similar investments when market conditions are unfavorable. Portfolio turnover rates are generally not a factor in making buy and sell decisions.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Income Risk, Interest Rate Risk, Credit Risk, Maturity Risk, Growth Investing Risk, Foreign Investment Risk, High Yield Bond Risk, and Special Situations Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. INCOME RISK relates to the risk that a portfolio's income may fall due to falling interest rates. Income risk is greatest for short-term bonds and the least for long-term bonds. INTEREST RATE RISK refers to the risk that fixed income securities could lose value because of interest rate changes. CREDIT RISK refers to the risk that the issuer of debt obligations may be unable to make principal and interest payments when they become due. MATURITY RISK refers to the risk that the average maturity of a portfolio's fixed income investments will affect the volatility of the portfolio's share price. Fixed income securities with longer maturities will be more volatile than fixed income securities with shorter maturities. GROWTH INVESTING RISK refers to the risk that growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions of the issuing company's growth potential. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs. To the extent that the portfolio invests more than 25% of its total assets in one geographic region or country, the portfolio may be more sensitive to economic and other factors in that geographic region or country than a more diversified fund. HIGH YIELD BOND RISK refers to the risk that high yield bonds (commonly referred to as "junk bonds") generally provide greater income and increased opportunity for capital appreciation than investments in higher quality debt securities, but they also typically have greater potential volatility and principal and income risk. SPECIAL SITUATIONS RISK refers to the risk that investments in special situations companies may not appreciate if an anticipated development does not occur or does not attract anticipated attention.

                             An investment in the Portfolio may also be subject to the following additional non-principal risks which are described in detail in the prospectus:
                             Derivative Risk, Sector Risk, Small Company Risk, and Call Risk.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  Janus Capital Management LLC

Large Cap Value              INVESTMENT OBJECTIVE
                             Long-term growth of capital and income


                             PRINCIPAL STRATEGIES
                             Under normal market conditions, invests at least 80% of its assets in equity and equity-related securities of companies with market capitalization greater than $1 billion at the time of investment.

                             In selecting investments, greater consideration is given to potential appreciation and future dividends than to current income. The Portfolio may hold American Depositary Receipts, which are U.S. registered securities of foreign issuers that are denominated in U.S. dollars, and other securities representing ownership interests in securities of foreign companies, such as European Depositary Receipts and Global Depositary Receipts.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, and Growth Investing Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. GROWTH INVESTING RISK refers to the risk that growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions of the issuing company's growth potential.

                             INVESTMENT MANAGER: Directed Services, Inc.
                             PORTFOLIO MANAGER:  Capital Guardian Trust Company

Limited Maturity Bond        INVESTMENT OBJECTIVE

                             Highest current income consistent with low risk to principal and liquidity. As a secondary objective, the Portfolio seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.

                             PRINCIPAL STRATEGIES
                             Invests primarily in a diversified portfolio of limited maturity debt securities. These short- to intermediate-term debt securities have remaining maturities of seven years or less. The dollar-weighted average maturity of the Portfolio generally will not exceed five years and in periods of rapidly rising interest rates may be shortened to one year or less. The Portfolio Manager utilizes a decision making process based on active duration management; yield curve analysis; sector selection; and security selection.

                             Invests in non-government securities only if rated Baa3 or better by Moody's Investors Service, Inc. ("Moody's") or BBB- or better by Standard & Poor's Corporation ("S&P") or, if not rated by Moody's or S&P, the Portfolio Manager determines that they are of comparable quality. Money market securities must be rated in the two highest rating categories by Moody's (P-1 or P-2) or S&P (A-1+, A-1 or A-2), or determined to be of comparable quality by the Portfolio Manager. In addition, may purchase private placements of debt securities (which are often restricted securities) along with other illiquid securities, subject to appropriate limits. The Portfolio may borrow up to 10% of the value of its net assets. This amount may be increased to 25% for temporary purposes. The Portfolio may engage in active and frequent trading to achieve its principal investment strategies.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Income Risk, Interest Rate Risk, Issuer Risk, Credit Risk, and Call Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. INCOME RISK relates to the risk that a portfolio's income may fall due to falling interest rates. Income risk is greatest for short-term bonds and the least for long-term bonds. INTEREST RATE RISK refers to the risk that fixed income securities could lose value because of interest rate changes. ISSUER RISK refers to the risk that the value of a security may decline for a number of reasons which are directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer's goods and services. CREDIT RISK refers to the risk that the issuer of debt obligations may be unable to make principal and interest payments when they become due. CALL RISK refers to the risk that, during periods of falling interest rates, a bond issuer may "call" or repay, its high yielding bond before the bond's maturity date. Forced to invest the proceeds at lower interest rates, a portfolio would experience a decline in income.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  ING Investment Management LLC

Liquid Asset                 INVESTMENT OBJECTIVE
                             High level of current income consistent with the preservation of capital and liquidity


                             PRINCIPAL STRATEGIES
                             The Portfolio Manager strives to maintain a stable $1 per share net asset value and its investment strategy focuses on safety of principal, liquidity and yield, in order of importance, to achieve this goal.

                             At least 95% of the Portfolio's investments must be rated in the highest short-term ratings category (or determined to be of comparable quality by the Portfolio Manager) and the Portfolio Manager must make an independent determination that each investment represents minimal credit risk to the Portfolio. The average maturity of the Portfolio's securities may not exceed 90 days and the maturity of any individual security may not exceed 397 days. At the time of purchase, no more than 5% of total assets may be invested in the securities of a single issuer. In addition, no more than 10% of total assets may be subject to demand features or guarantees from a single institution. The 10% demand feature and guarantee restriction is applicable to 75% of total assets subject to certain exceptions. The Portfolio may invest in U.S. dollar-denominated money market instruments.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Income Risk, Interest Rate Risk, and Credit Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. INCOME RISK relates to the risk that a portfolio's income may fall due to falling interest rates. Income risk is greatest for short-term bonds and the least for long-term bonds. INTEREST RATE RISK refers to the risk that fixed income securities could lose value because of interest rate changes. CREDIT RISK refers to the risk that the issuer of debt obligations may be unable to make principal and interest payments when they become due.

                             AN INVESTMENT IN THE LIQUID ASSET PORTFOLIO IS NEITHER INSURED NOR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. ALTHOUGH THE PORTFOLIO SEEKS TO PRESERVE THE VALUE OF YOUR INVESTMENT AT $1.00 PER SHARE, IT IS POSSIBLE TO LOSE MONEY BY INVESTING IN THE PORTFOLIO, AND THE PORTFOLIO MANAGER CANNOT ASSURE THAT THE PORTFOLIO WILL BE ABLE TO MAINTAIN A STABLE $1 SHARE PRICE.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER: ING Investment Management LLC

Managed Global               INVESTMENT OBJECTIVE
                             Capital appreciation. Current income is only an incidental consideration.


                             PRINCIPAL STRATEGIES
                             Invests primarily in common stocks traded in securities markets throughout the world. The Portfolio may invest up to 100% of its total assets in securities traded in securities markets outside the United States. The Portfolio generally invests at least 65% of its total assets in at least three different countries, one of which may be the United States.

                             In unusual market circumstances where the Portfolio Manager believes that foreign investing may be unduly risky, all of the Portfolio's assets may be invested in the United States. The Portfolio may hold a portion of its assets in cash or money market instruments; and may invest in any type of company, large or small, with earnings showing relatively strong growth trend, or in a company in which significant further growth is not anticipated but whose securities are thought to be undervalued, and also in small and relatively less well known companies.

                             The Portfolio is non-diversified and, when compared with other funds, may invest a greater portion of its assets in a particular issuer. The Portfolio may engage in active and frequent trading to achieve its principal investment strategies, which increases transaction costs and could detract from performance.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Emerging Market Risk, Small Company Risk, Foreign Investment Risk, and Diversification Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. EMERGING MARKET RISK refers to the risk that investing in emerging market countries present risks in a greater degree than, and in addition to investing in foreign issuers in general. SMALL COMPANY RISK refers to the risk that small companies may be more susceptible to price swings than larger companies because they have fewer financial resources, and limited product and market diversification. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs. To the extent that the portfolio invests more than 25% of its total assets in one geographic region or country, the portfolio may be more sensitive to economic and other factors in that geographic region or country than a more diversified fund. DIVERSIFICATION RISK refers to the risk that a non-diversified portfolio will be more volatile than a diversified portfolio because it invests its assets in a smaller number of issuers, and the gains or losses on a single security or issuer will have a greater impact on the non-diversified fund's net asset value.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  Capital Guardian Trust Company

Mid-Cap Growth               INVESTMENT OBJECTIVE
                             Long-term growth of capital

                             PRINCIPAL STRATEGIES
                             Normally invests at least 80% of its total assets in common stocks and related securities (such as preferred stocks, convertible securities and depositary receipts) of companies with medium market capitalizations (or "mid-cap companies") believed to have above-average growth potential.

                             The Portfolio Manager defines mid-cap companies as companies with market capitalizations equaling or exceeding $250 million but not exceeding the top range of the Russell MidCap Growth Index at the time of investment. The Portfolio's investments may include securities listed on a securities exchange or traded in the over-the-counter markets.

                             Emphasis is on growth companies which demonstrate a strong franchis; strong cash flows and a recurring revenue stream; a solid industry position, where there is potential for high profit margins and substantial barriers to new entry in the industry; a strong management team with a clearly defined strategy; and a catalyst that may accelerate growth. The Portfolio uses a bottom-up investment style in managing the Portfolio.

                             The Portfolio may invest in foreign securities (including emerging markets securities), and may have exposure to foreign currencies through its investment in these securities, its direct holdings of foreign currencies or through its use of foreign currency exchange contracts for the purchase or sale of a fixed quantity of foreign currency at a future date. The Portfolio may engage in active and frequent trading to achieve its principal investment strategies, which increases transaction costs and could detract from the Portfolio's performance. The Portfolio is non-diversified and, when compared with other funds, may invest a greater portion of its assets in a particular issuer.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Mid-Cap Company Risk, OTC Investment Risk, Growth Investing Risk, Foreign Investment Risk, Emerging Market Risk, and Diversification Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. MID-CAP COMPANY RISK refers to the risk that investment in mid-cap companies entails greater risk than investing in larger, more established companies because they have more narrow product lines, more limited financial resources and a more limited trading market for their stocks. OTC INVESTMENT RISK refers to the risk that over-the-counter ("OTC") securities are generally securities of companies that are smaller or newer than securities listed on the New York Stock or American Stock Exchanges and may involve greater risk. GROWTH INVESTING RISK refers to the risk that growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions of the issuing company's growth potential. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs. EMERGING MARKET RISK refers to the risk that investing in emerging market countries present risks in a greater degree than, and in addition to investing in foreign issuers in general. DIVERSIFICATION RISK refers to the risk that a non-diversified portfolio will be more volatile than a diversified portfolio because it invests its assets in a smaller number of issuers, and the gains or losses on a single security or issuer will have a greater impact on the non-diversified fund's net asset value.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  Massachusetts Financial
                                                 Services Company

Real Estate                  INVESTMENT OBJECTIVE
                             Capital appreciation. Current income is a secondary objective.


                             PRINCIPAL STRATEGIES
                             Invests at least 80% of its assets in equity securities of companies in the real estate industry that are listed on national exchanges or the National Association of Securities Dealers Automated Quotation System ("NASDAQ").

                             Focus is on real estate investment trusts ("REITs") as well as real estate companies that invest in a variety of property types and regions. Securities are generally selected for long-term investment. The majority of the Portfolio's assets are invested in companies that have at least 50% of their assets in, or that derive at least 50% of their revenues from, the following sectors of the real estate industry: ownership (including listed real estate investment trusts); construction and development; asset sales; property management or sale; and other related real estate services. The Portfolio may invest more than 25% of its assets in any of the above sectors.

                             The Portfolio also may invest in equity, debt, or convertible securities of issuers whose products and services are related to the real estate industry; financial institutions which issue or service mortgages; and securities of companies unrelated to the real estate industry but which have significant real estate holdings believed to be undervalued. The Portfolio is non-diversified and, when compared with other funds, may invest a greater portion of its assets in a particular issuer.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Real Estate Risk, Industry Concentration Risk, and Diversification Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. REAL ESTATE RISK refers to the risk that, although the portfolio will not invest in real estate directly, it may invest in real estate industry companies, including real estate investment trusts ("REITs"). As a result, the portfolio may be subject to certain risks associated with direct ownership of real estate and the real estate industry in general, including declines in the value of real estate, adverse changes in the climate for real estate, risks related to general and local economic conditions, over-building and increased competition, tenant credit worthiness and ability to meet rent obligations, increases in property taxes and operating expenses, changes in zoning laws, casualty or condemnation losses, limitations on rents, changes in neighborhood values, the appeal of properties to tenants, leveraging of interests in real estate, and increase in interest rates. INDUSTRY CONCENTRATION RISK refers to the risk that a portfolio that invests primarily in securities of companies in a particular market sector may be subject to greater risks and market fluctuations than other portfolios that are more diversified by market sector. DIVERSIFICATION RISK refers to the risk that a non-diversified portfolio will be more volatile than a diversified portfolio because it invests its assets in a smaller number of issuers, and the gains or losses on a single security or issuer will have a greater impact on the non-diversified fund's net asset value.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  Van Kampen

Research                     INVESTMENT OBJECTIVE
                             Long-term growth of capital and future income


                             PRINCIPAL STRATEGIES
                             Normally invests at least 80% of its total assets in common stocks and related securities (such as preferred stocks, convertible securities and depositary receipts). Focus is on companies believed to have favorable prospects for long-term growth, attractive valuations based on current and expected earnings or cash flow, dominant or growing market share and superior management. The Portfolio may invest in companies of any size, and its investments may include securities traded on securities exchanges or in the over-the-counter markets.

                             The Portfolio may invest in foreign equity securities (including emerging market securities), and may have exposure to foreign currencies through its investment in these securities, its direct holdings of foreign currencies or through its use of foreign currency exchange contracts for the purchase or sale of a fixed quantity of foreign currency at a future date. The Portfolio may engage in active and frequent trading to achieve its principal investment stategies, which increases transaction costs and could detract from the Portfolio's performance.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, OTC Investment Risk and Foreign Investment Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. OTC INVESTMENT RISK refers to the risk that over-the-counter ("OTC") securities are generally securities of companies that are smaller or newer than securities listed on the New York Stock or American Stock Exchanges and may involve greater risk. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  Massachusetts Financial
                                                 Services Company

Special Situations           INVESTMENT OBJECTIVE
                             Capital appreciation

                             PRINCIPAL STRATEGIES
                             Invests primarily in common stocks selected for their capital appreciation potential. The Portfolio Manager applies a bottom-up investment approach to select stocks of "special situation" companies believed to have been overlooked or undervalued by other investors. A "special situation" arises when, in the Portfolio Manager's opinion, securities of a particular company will appreciate in value due to a specific development with respect to that issuer. Special situations may include significant changes in a company's allocation of its existing capital, a restructuring of assets, or a redirection of free cash flows. Special situations may also result from
                             (i) significant changes in industry structure through regulatory developments or shifts in competition; (ii) a new or improved product, service, operation or technological advance; (iii) changes in senior management; or (iv) significant changes in cost structure. The Portfolio Manager pays particular attention to companies that it thinks have high free cash flows.

                             The Portfolio is non-diversified and may hold larger positions in a smaller number of securities than a diversified fund. The Portfolio may also invest in debt securities; foreign equity and debt securities (either indirectly through depositary receipts or directly in foreign markets); high-yield bonds (up to 35%) of any quality; index/structured securities; options, futures, forwards, swaps and other types of derivatives for hedging purposes or for non-hedging purposes such as seeking to enhance return; securities purchased on a when-issued, delayed delivery or forward commitment basis; and illiquid investments (up to 15%). Portfolio turnover rates are generally not a factor in making buy and sell decisions.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Small Company Risk, Foreign Investment Risk, High Yield Bond Risk, Special Situations Risk, and Diversification Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. SMALL COMPANY RISK refers to the risk that small companies may be more susceptible to price swings than larger companies because they have fewer financial resources, and limited product and market diversification. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs. To the extent that the Portfolio invests more than 25% of its total assets in one geographic region or country, the Portfolio may be more sensitive to economic and other factors in that geographic region or country than a more diversified fund. HIGH YIELD BOND RISK refers to the risk that high yield bonds (commonly referred to as "junk bonds") generally provide greater income and increased opportunity for capital appreciation than investments in higher quality debt securities, but they also typically have greater potential volatility and principal and income risk. SPECIAL SITUATIONS RISK refers to the risk that investments in special situations companies may not appreciate if an anticipated development does not occur or does not attract the anticipated attention. DIVERSIFICATION RISK refers to the risk that a non-diversified portfolio will be more volatile than a diversified portfolio because it invests its assets in a smaller number of issuers, and the gains or losses on a single security or issuer will have a greater impact on the non-diversified fund's net asset value.

                             Investment in the Portfolio may also be subject to the following non-principal risks, which are described in more detail in the prospectus:
                             Derivative Risk, and Sector Concentration Risk.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  Janus Capital Management LLC

Strategic Equity             INVESTMENT OBJECTIVE
                             Capital appreciation

                             PRINCIPAL STRATEGIES
                             Normally invests at least 80% of its net assets in mid-cap companies with market capitalizations, at the time of purchase, within the range of market capitalizations of companies, based on the trailing 12-month average, included in the Standard & Poor's MidCap 400 Index.

                             Under Normal conditions, the top 10 holdings may comprise up to 40% of total assets. The Portfolio may also invest up to 25% of its total assets in foreign securities. In complying with the 80% requirement, the Portfolio will invest primarily in marketable equity securities, including convertible securities, but its investments may include other securities, such as synthetic instruments that have economic characteristics similar to the Portfolio's direct investments, such as warrants, futures, options, exchange-traded funds and ADRs. Any percentage limitations with respect to assets of the Portfolio are applied at the time of purchase.

                             Focuses on companies believed likely to benefit from new or innovative products, services or processes as well as those that have experienced above-average, long-term growth in earnings and have excellent prospects for future growth. The Portfolio Manager usually sells a particular security when any of those factors materially changes. As a result of the Portfolio's investment strategy, the market prices of many of the securities purchased and held by the Portfolio may fluctuate widely. Any income received from securities held by the Portfolio is incidental.

                             The Portfolio's strategy does not preclude investment in large, seasoned companies that the Portfolio Manager believes possess superior potential returns similar to companies with formative growth profiles, or in established smaller companies (under $500 million in market capitalization) which may offer exceptional value based upon substantially above-average earnings growth potential relative to market value.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Growth Investing Risk, Small Company Risk, Foreign Investment Risk, Mid-Cap Company Risk, and Derivative Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. GROWTH INVESTING RISK refers to the risk that growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions of the issuing company's growth potential. SMALL COMPANY RISK refers to the risk that small companies may be more susceptible to price swings than larger companies because they have fewer financial resources, and limited product and market diversification. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs. MID-CAP COMPANY RISK refers to the risk that investment in mid-cap companies entails greater risk than investing in larger, more established companies because they have more narrow product lines, more limited financial resources and a more limited trading market for their stocks. DERIVATIVE RISK refers to the risk that derivative instruments involve risks different from direct investments in underlying securities, including imperfect correlation between the value of the instruments and the underlying assets; risks of default by the other party to certain transactions; risks that the transactions may result in losses that partially or completely offset gains in portfolio positions; and risks that the transactions may not be liquid.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  A I M Capital Management, Inc.

Total Return                 INVESTMENT OBJECTIVE
                             Above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. A secondary objective is the reasonable opportunity for growth of capital and income.

                             PRINCIPAL STRATEGIES
                             The Portfolio is a "balanced fund" that invests in a combination of equity and fixed income securities. Under normal market conditions, the Portfolio invests at least 40%, but not more than 75%, of its assets in common stocks and related securities (referred to as equity securities), such as preferred stock, bonds, warrants or rights convertible into stock, and depositary receipts for those securities; and at least 25%, but not more than 60%, of its net assets in non-convertible fixed income securities.

                             The Portfolio may vary the percentage of its assets invested in any one type of security (within the limits described above) based on the Portfolio Manager's interpretation of economic and money market conditions, fiscal and monetary policy and underlying security values. Portfolio Manager uses fundamental analysis to select equity securities believed to be undervalued.

                             The Portfolio may invest up to 20% of its assets in foreign securities, including securities of companies in emerging or developing markets, up to 20% of its assets in lower rated nonconvertible fixed income securities and comparable unrated securities; and may invest with no limitation in mortgage pass-through securities and American Depositary Receipts. The Portfolio may engage in active and frequent trading to achieve its principal investment strategies, which increases transaction costs and could detract from the Portfolio's performance.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Income Risk, Interest Rate Risk, Credit Risk, Call Risk, Allocation Risk, Convertible Securities Risk, Emerging Market Risk, Undervalued Securities Risk, High Yield Bond Risk, and Foreign Investment Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. INCOME RISK relates to the risk that a portfolio's income may fall due to falling interest rates. Income risk is greatest for short-term bonds and the least for long-term bonds. INTEREST RATE RISK refers to the risk that fixed income securities could lose value because of interest rate changes. CREDIT RISK refers to the risk that the issuer of debt obligations may be unable to make principal and interest payments when they become due. CALL RISK refers to the risk that, during periods of falling interest rates, a bond issuer may "call" or repay, its high yielding bond before the bond's maturity date. Forced to invest the proceeds at lower interest rates, a portfolio would experience a decline in income. ALLOCATION RISK refers to the risk that a portfolio could miss attractive investment opportunities by underweighting markets where there are significant returns, and could lose value by overweighting markets where there are significant declines. CONVERTIBLE SECURITIES Risk refers to the risk that the market value of convertible securities tends to decline as interest rates increase and increase as interest rates decline, and their value also tends to change whenever the market value of the underlying common or preferred stock fluctuates. EMERGING MARKET RISK refers to the risk that investing in emerging market countries present risks in a greater degree than, and in addition to, investing in foreign issuers in general. UNDERVALUED SECURITIES RISK refers to the risk that the market value of an undervalued security may not rise, or may fall, if certain anticipated events do not occur or if investor perceptions about the security do not improve. HIGH YIELD BOND RISK refers to the risk that high yield bonds (commonly referred to as "junk bonds") generally provide greater income and increased opportunity for capital appreciation than investments in higher quality debt securities, but also typically have greater potential volatility and principal and income risk. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  Massachusetts Financial
                                                 Services Company

Value Equity                 INVESTMENT OBJECTIVE
                             Seeks capital appreciation. Dividend income is a secondary objective.


                             PRINCIPAL STRATEGIES
                             Normally invests at least 80% of its assets in equity securities of domestic and foreign issuers that meet quantitative standards relating to financial soundness and high intrinsic value relative to price.

                             The Portfolio Manager screens equity securities for key variables and performs in-depth fundamental research to identify possible value opportunities and securities that are trading at significant discounts to intrinsic value.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Value Investing Risk, and Foreign Investment Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. VALUE INVESTING RISK refers to the risk that undervalued stocks may not realize their perceived value for extended periods of time. Value stocks may respond differently to market and other developments than other types of stocks, and typically underperform when other investing styles, such as growth investing, are in favor. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  Eagle Asset Management, Inc.

Van Kampen Growth and        INVESTMENT OBJECTIVE
Income Series                Long-term growth of capital and income

(formerly Rising
Dividends)
                             PRINCIPAL STRATEGIES
                             Under normal market conditions, invests primarily in what it believes to be income-producing equity securities, including common stocks and convertible securities; although investments are also made in non-convertible preferred stocks and debt securities rated "investment grade," which are securities rated within the four highest grades assigned by Standard & Poor's Rating Corporation or by Moody's Investors Service, Inc.

                             Focuses primarily on a security's potential for growth of capital and income. Although the Portfolio may invest in companies of any size, focus is on larger capitalization companies believed to possess characteristics for improved valuation. Portfolio securities are typically sold when the assessments of the Portfolio Manager indicate that it is desirable to do so. The Portfolio may invest up to 25% of its total assets in securities of foreign issuers; and may purchase and sell certain derivative instruments, such as options, futures and options on futures, for various portfolio management purposes.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Small, Newly Formed and Medium-Sized Company Risk, Foreign Investment Risk and Derivative Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. SMALL, NEWLY FORMED AND MEDIUM-SIZED COMPANY RISK refers to the risk that the prices of small or medium-sized companies or of newly formed companies often fluctuate more than the stock prices of larger, more established companies. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs. DERIVATIVE RISK refers to the risk that derivative instruments involve risks different from direct investments in underlying securities, including imperfect correlation between the value of the instruments and the underlying assets; risks of default by the other party to certain transactions; risks that the transactions may result in losses that partially or completely offset gains in portfolio positions; and risks that the transactions may not be liquid.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  Van Kampen

THE GALAXY VIP FUND

Asset Allocation Fund        INVESTMENT OBJECTIVE
                             The Fund seeks a high total return by providing both a current level of income that is greater than that provided by the popular stock market averages, as well as long-term growth in the value of the Fund's assets.

                             The Fund aims to provide income that is higher than the average income provided by stocks included in the popular stock market averages. Fleet interprets "popular stock market averages" to mean the Dow Jones Industrial Average of 30 major companies and the S&P 500. Due to the Fund's expenses, however, net income paid to investors may be less than that. The Fund also seeks long-term growth in the value of its assets. Fleet attempts to achieve these goals and reduce risk by allocating the Fund's assets among short-term debt securities, common stocks, preferred stocks and bonds.

                             The Fund seeks a mix of stocks and bonds that will produce both income and long-term capital growth. This mix will change from time to time as a result of economic and market conditions. However, the Fund keeps at least 25% of its total assets in fixed income investments, including debt securities and preferred stocks, at all times.

                             Debt securities purchased by the Fund will be of investment grade quality, which means that they will have one of the top four ratings assigned by Standard & Poor's Ratings Group ("S&P") or Moody's Investors Service, Inc. ("Moody's") or will be unrated securities which Fleet has determined to be of comparable quality. Occasionally, the rating of a security held by the Fund may be downgraded to below investment grade. If that happens, the Fund doesn't have to sell the security unless Fleet determines that under the circumstances the security is no longer an appropriate investment for the Fund. However, the Fund will sell promptly any securities that are not rated investment grade by S&P or Moody's if the securities exceed 5% of the Fund's net assets.

                             In selecting portfolio securities for the Fund, Fleet's investment policy committee develops an economic outlook and sets guidelines for the industries and sectors in which the Fund should invest. In selecting equity securities, Fleet favors stocks with long-term growth potential that are expected to outperform their peers over time. Fleet also forecasts the direction and degree of change in long-term interest rates to help in the selection of fixed income securities. From time to time, the Fund may emphasize particular market sectors, such as technology, in attempting to achieve its investment objective.

                             The Fund will sell a security when, as a result of changes in the economy, Fleet determines it appropriate to revise the allocation of the Fund's assets between stocks and bonds. A security may also be sold as a result of a deterioration in the performance of the security or in the financial condition of the issuer of the security.

                             PRINCIPAL RISKS
                             Because the Fund invests to a significant degree in stocks, it is subject to market risk. Changes in the U.S. or foreign economies can cause the value of stocks and other investments held by the Fund to fall. Stock prices may decline over short or extended periods. Stock markets tend to move in cycles, with periods of rising prices and periods of falling prices.

                             The value of your investment in the Fund will go up and down with the value of the investments which the Fund holds. The Fund's investments may not perform as well as other investments, even in times of rising markets.

                             In addition, the Fund carries the following main risks:

                                Interest rate risk -- The value of fixed income investments such as bonds are affected by movements in interest rates. Bond prices tend to fall when interest rates rise and to rise when interest rates fall. Generally, the longer the time until maturity, the more sensitive the price of a bond is to interest rate changes.

                                Credit risk -- The value of fixed income investments also depends on the ability of an issuer to make principal and interest payments. If an issuer can't meet its payment obligations or if its credit rating is lowered, the value of its securities will decline. Debt securities which have the lowest of the top four ratings assigned by S&P or Moody's have speculative characteristics. Changes in the economy are more likely to affect the ability of the issuers of these securities to make payments of principal and interest than is the case with higher-rated securities.

                                Prepayment/extension risk -- Changes in interest rates may cause certain fixed income investments held by the Fund to be paid off much sooner or later than expected, which could adversely affect the Fund's value. In the event that a security is paid off sooner than expected because of a decline in interest rates, the Fund may be unable to recoup all of its initial investment and may also suffer from having to reinvest in lower-yielding securities. In the event of a later than expected payment because of a rise in interest rates, the value of the obligation will decrease and the Fund may suffer from the inability to invest in higher-yielding securities.

                                Portfolio composition -- The level of risk could increase if a larger percentage of the Fund is invested in one particular asset class, such as stocks or bonds. However, asset allocation funds are generally less volatile than portfolios that contain only stocks.

                                Sector risk -- To the extent that the Fund emphasizes particular market sectors, such as technology, it will be especially susceptible to the risks associated with investments in those market sectors. Stocks of technology companies may be subject to greater price volatility than stocks of companies in other sectors. Technology companies may produce or use products or services that prove commercially unsuccessful, become obsolete or become adversely impacted by government regulation. Technology stocks may experience significant price movements caused by disproportionate investor optimism or pessimism.

                                Selection of investment -- Fleet evaluates the risks and rewards presented by all securities purchased by the Fund and how they advance the Fund's investment objective. It's possible, however, that these evaluations will prove to be inaccurate.

                             INVESTMENT ADVISOR:  Fleet Investment Advisors Inc.

Equity Fund                  INVESTMENT OBJECTIVE
                             The Fund seeks long-term growth by investing in companies that the Fund's investment adviser believes have above-average earnings potential.

                             PRINCIPAL STRATEGIES
                             The Fund normally invests at least 75% of its total assets in a broadly diversified portfolio of equity securities issued by U.S. companies, primarily common stocks and securities that can be converted into common stocks.

                             The Fund invests mainly in companies which Fleet believes will have faster earnings growth than the economy in general. Fleet looks for large-capitalization companies (generally over $2 billion) in growing industries, focusing on technological advances, good product development, strong management and other factors which support future growth. Fleet seeks out companies that have a history of strong earnings growth and are projected to continue a similar pattern of growth over the next three to five years. From time to time, the Fund may emphasize particular market sectors, such as technology, in attempting to achieve its investment objective.

                             The Fund will sell a security when there is an adverse change in the projected earnings growth of the company issuing the security. A security will also be sold when, as a result of changes in the economy or the performance of the security or other circumstances, Fleet believes that holding the security is no longer consistent with the Fund's investment objective.

                             PRINCIPAL RISKS
                             Because the Fund invests primarily in stocks, it is subject to market risk. Changes in the U.S. or foreign economies can cause the value of stocks and other investments held by the Fund to fall. Stock prices may decline over short or extended periods. Stock markets tend to move in cycles, with periods of rising prices and periods of falling prices.

                             The value of your investment in the Fund will go up and down with the value of the investments which the Fund holds. The Fund's investments may not perform as well as other investments, even in times of rising markets.

                             In addition, the Fund carries the following main risks:

                                Convertible securities -- Securities that can be converted into common stock, such as certain debt securities and preferred stock, are subject to the usual risks associated with fixed income investments, such as interest rate risk and credit risk. In addition, because they react to changes in the value of the equity securities into which they will convert, convertible securities are also subject to stock market risk.

                                Sector risk -- To the extent that the Fund emphasizes particular market sectors, such as technology, it will be especially susceptible to the risks associated with investments in those market sectors. Stocks of technology companies may be subject to greater price volatility than stocks of companies in other sectors. Technology companies may produce or use products or services that prove commercially unsuccessful, become obsolete or become adversely impacted by government regulation. Technology stocks may experience significant price movements caused by disproportionate investor optimism or pessimism.

                                Selection of investments -- Fleet evaluates the risks and rewards presented by all securities purchased by the Fund and how they advance the Fund's investment objective. It's possible, however, that these evaluations will prove to be inaccurate.

                             INVESTMENT ADVISOR:  Fleet Investment Advisors Inc.

Growth and Income Fund       INVESTMENT OBJECTIVE
                             The Fund seeks to provide a relatively high total return through long-term capital appreciation and current income.

                             PRINCIPAL STRATEGIES
                             The Fund normally invests at least 65% of its total assets in the common stocks of U.S. companies with large market capitalizations (generally over $2 billion) that have prospects for above-average growth and dividends. Fleet focuses on stocks which are believed to be attractively priced relative to expectations for the future performance of the issuing company. Fleet also seeks a current yield greater than that of the S&P 500, although not all Fund investments will pay dividends. From time to time, the Fund may emphasize particular market sectors, such as technology, in attempting to achieve its investment objective.

                             The Fund will sell a portfolio security when, as a result of changes in the economy, Fleet believes that holding the security is no longer consistent with the Fund's investment objective. A security may also be sold as a result of a deterioration in the performance of the security or in the financial condition of the issuer of the security.

                             PRINCIPAL RISKS
                             Because the Fund invests primarily in stocks, it is subject to market risk. Changes in the U.S. or foreign economies can cause the value of stocks and other investments held by the Fund to fall. Stock prices may decline over short or extended periods. Stock markets tend to move in cycles, with periods of rising prices and periods of falling prices.

                             The value of your investment in the Fund will go up and down with the value of the investments which the Fund holds. The Fund's investments may not perform as well as other investments, even in times of rising markets.

                             In addition, the Fund carries the following main risks:

                                Sector risk -- To the extent that the Fund emphasizes particular market sectors, such as technology, it will be especially susceptible to the risks associated with investments in those market sectors. Stocks of technology companies may be subject to greater price volatility than stocks of companies in other sectors. Technology companies may produce or use products or services that prove commercially unsuccessful, become obsolete or become adversely impacted by government regulation. Technology stocks may experience significant price movements caused by disproportionate investor optimism or pessimism.

                                Selection of investments -- Fleet evaluates the risks and rewards presented by all securities purchased by the Fund and how they advance the Fund's investment objective. It's possible, however, that these evaluations will prove to be inaccurate.

                             INVESTMENT ADVISOR : Fleet Investment Advisors Inc.

High Quality Bond Fund       INVESTMENT OBJECTIVE
                             The Fund seeks a high level of current income consistent with prudent risk of capital.

                             PRINCIPAL STRATEGIES
                             The Fund invests primarily in obligations issued or guaranteed by the U.S. Government, its agencies and instrumentalities, as well as in corporate debt obligations such as notes and bonds. The Fund also invests in asset-backed and mortgage-backed securities and in money market instruments, such as commercial paper and bank obligations.

                             The Fund may from time to time invest in a limited amount of interest rate futures contracts. The Fund will use interest rate futures contracts, which may be considered derivatives, in an effort to manage the impact to the Fund of changes in interest rates.

                             In selecting portfolio securities for the Fund, Fleet monitors and evaluates economic trends. It establishes duration targets, ranges of interest rates on bonds of various maturities and determines the appropriate allocation of the Fund's investments among various market sectors.

                             Nearly all Fund investments will be of investment grade quality. These are securities which have one of the top four ratings assigned by Standard & Poor's Ratings Group ("S&P") or Moody's Investors Service, Inc. ("Moody's"), or are unrated securities determined by Fleet to be of comparable quality. Under normal market conditions, the Fund will invest at least 65% of its total assets in high quality debt obligations that have one of the top two ratings assigned by S&P or Moody's, or unrated securities determined by Fleet to be of comparable quality. High quality securities tend to pay less income than lower-rated securities. Occasionally, the rating of a security held by the Fund may be downgraded to below investment grade. If that happens, the Fund doesn't have to sell the security unless Fleet determines that under the circumstances the security is no longer an appropriate investment for the Fund. However, the Fund will sell promptly any securities that are not rated investment grade by either S&P or Moody's if the securities exceed 5% of the Fund's net assets.

                             The Fund's average weighted maturity will vary from time to time depending on current market and economic conditions and Fleet's assessment of probable changes in interest rates.

                             The Fund will sell a portfolio security when, as a result of changes in the economy or the performance of the security or other circumstances, Fleet believes that holding the security is no longer consistent with the Fund's investment objective.

                             The Fund may trade its investments frequently in trying to achieve its investment goal.

                             PRINCIPAL RISKS
                             All mutual funds are affected by changes in the economy and swings in investment markets. These can occur within or outside the U.S. or worldwide, and may affect only particular companies or industries.

                             In addition, the Fund carries the following main risks:

                                Interest rate risk -- The prices of debt securities generally tend to move in the opposite direction to interest rates. When rates are rising, the prices of debt securities tend to fall. When rates are falling, the prices of debt securities tend to rise. Generally, the longer the time until maturity, the more sensitive the price of a debt security is to interest rate changes.

                                Credit risk -- The value of debt securities also depends on the ability of issuers to make principal and interest payments. If an issuer can't meet its payment obligations or if its credit rating is lowered, the value of its debt securities may fall. Debt securities which have the lowest of the top four ratings assigned by S&P or Moody's have speculative characteristics. Changes in the economy are more likely to affect the ability of the issuers of these securities to make payments of principal and interest than is the case with higher-rated securities.

                                Prepayment/extension risk -- Changes in interest rates may cause certain debt securities held by the Fund, particularly asset-backed and mortgage-backed securities, to be paid off much sooner or later than expected, which could adversely affect the Fund's value. In the event that a security is paid off sooner than expected because of a decline in interest rates, the Fund may be unable to recoup all of its initial investment and may also suffer from having to reinvest in lower-yielding securities. In the event of a later than expected payment because of a rise in interest rates, the value of the obligation will decrease and the Fund may suffer from the inability to invest in higher-yielding securities.

                                Derivatives -- The Fund may invest in
                                derivatives such as interest rate futures contracts to adjust its exposure to interest rates. There is no guarantee this strategy will always work. Interest rates may move in the direction opposite to that anticipated, in which case the strategy will have the reverse effect. The Fund may increase or lessen its sensitivity to changes in interest rates through this strategy, which will impact return. Due to their structure, a small percentage of Fund assets invested in derivatives can have a disproportionately larger impact on the Fund.

                                Selection of investments -- Fleet evaluates the risks and rewards presented by all securities purchased by the Fund and how they advance the Fund's investment objective. It's possible, however, that these evaluations will prove to be inaccurate.

                                Frequent trading -- Frequent trading of
                                investments usually increases the chance that the Fund will pay investors short-term capital gains. These gains are taxable at higher rates than long-term capital gains. Frequent trading could also mean higher brokerage commissions and other transaction costs, which could reduce the Fund's returns.

                             INVESTMENT ADVISOR:  Fleet Investment Advisors Inc.

Small Company Growth Fund    INVESTMENT OBJECTIVE
                             The Fund seeks capital appreciation.


                             PRINCIPAL STRATEGIES
                             The Fund invests primarily in obligations issued or guaranteed by the U.S. Government, its agencies and instrumentalities, as well as in corporate debt obligations such as notes and bonds. The Fund also invests in asset-backed and mortgage-backed securities and in money market instruments, such as commercial paper and bank obligations.

                             The Fund may from time to time invest in a limited amount of interest rate futures contracts. The Fund will use interest rate futures contracts, which may be considered derivatives, in an effort to manage the impact to the Fund of changes in interest rates.

                             In selecting portfolio securities for the Fund, Fleet monitors and evaluates economic trends. It establishes duration targets, ranges of interest rates on bonds of various maturities and determines the appropriate allocation of the Fund's investments among various market sectors.

                             Nearly all Fund investments will be of investment grade quality. These are securities which have one of the top four ratings assigned by Standard & Poor's Ratings Group ("S&P") or Moody's Investors Service, Inc. ("Moody's"), or are unrated securities determined by Fleet to be of comparable quality. Under normal market conditions, the Fund will invest at least 65% of its total assets in high quality debt obligations that have one of the top two ratings assigned by S&P or Moody's, or unrated securities determined by Fleet to be of comparable quality. High quality securities tend to pay less income than lower-rated securities. Occasionally, the rating of a security held by the Fund may be downgraded to below investment grade. If that happens, the Fund doesn't have to sell the security unless Fleet determines that under the circumstances the security is no longer an appropriate investment for the Fund. However, the Fund will sell promptly any securities that are not rated investment grade by either S&P or Moody's if the securities exceed 5% of the Fund's net assets.

                             The Fund's average weighted maturity will vary from time to time depending on current market and economic conditions and Fleet's assessment of probable changes in interest rates.

                             The Fund will sell a portfolio security when, as a result of changes in the economy or the performance of the security or other circumstances, Fleet believes that holding the security is no longer consistent with the Fund's investment objective.

                             The Fund may trade its investments frequently in trying to achieve its investment goal.

                             PRINCIPAL RISKS
                             Because the Fund invests primarily in stocks, it is subject to market risk. Changes in the U.S. or foreign economies can cause the value of stocks and other investments held by the Fund to fall. Stock prices may decline over short or extended periods. Stock markets tend to move in cycles, with periods of rising prices and periods of falling prices.

                             The value of your investment in the Fund will go up and down with the value of the investments which the Fund holds. The Fund's investments may not perform as well as other investments, even in times of rising markets.

                             In addition, the Fund carries the following main risks:

                                Small companies risk -- Smaller companies tend to have limited resources, product lines and market share. As a result, their share prices tend to fluctuate more than those of larger companies. Their shares may also trade less frequently and in limited volume, making them potentially less liquid. The price of small company stocks might fall regardless of trends in the broader market.

                                Sector risk -- To the extent that the Fund emphasizes particular market sectors, such as technology, it will be especially susceptible to the risks associated with investments in those market sectors. Stocks of technology companies may be subject to greater price volatility than stocks of companies in other sectors. Technology companies may produce or use products or services that prove commercially unsuccessful, become obsolete or are adversely impacted by government regulation. Technology stocks may experience significant price movements caused by disproportionate investor optimism or pessimism.

                                Foreign investments -- Foreign investments may be riskier than U.S. investments because of factors such as foreign government restrictions, changes in currency exchange rates, incomplete financial information about the issuers of securities, and political or economic instability. Foreign stocks may be more volatile and less liquid than U.S. stocks.

                                Selection of investments -- Fleet evaluates the risks and rewards presented by all securities purchased by the Fund and how they advance the Fund's investment objective. It's possible, however, that these evaluations will prove to be inaccurate.

                             INVESTMENT ADVISOR : Fleet Investment Advisors Inc.

ING VARIABLE INSURANCE TRUST

ING VP Worldwide Growth      INVESTMENT OBJECTIVE
                             Portfolio Seeks to provide investors with long-term capital appreciation.

(formerly Pilgrim VIT
Worldwide Growth)            PRINCIPAL STRATEGIES
                             Under normal conditions, invests at least 65% of net assets in equity securities of issuers located in at least three countries, one of which may be the U.S. Generally invests at least 75% of total assets in common and preferred stocks, warrants and convertible securities. May invest in companies located in countries with emerging securities markets when the portfolio mangers believe they present attractive investment opportunities.
                             Portfolio managers emphasize a growth approach by searching for companies that they believe are managing change advantageously and may be poised to exceed growth expectations. Portfolio managers focus on both a "bottom-up" analysis that evaluates the financial condition and competitiveness of individual companies and a "top-down" thematic approach and a sell discipline. Portfolio managers seek to identify themes that reflect the major social, economic and technological trends that they believe are likely to shape the future of business and commerce over the next three to five years, and seek to provide a framework for identifying the industries and companies they believe may benefit most. This "top-down" approach is combined with rigorous fundamental research (a "bottom-up" approach) to guide stock selection and portfolio structure. From time to time, the Fund's adviser reviews the allocation between U.S. stocks and non-U.S. stocks in the portfolio, and may rebalance the portfolio using factors that the adviser deems appropriate.

                             PRINCIPAL RISKS
                             The Fund may be affected by the following risks, among others: price volatility, market trends, risks of foreign investing, and lack of diversification. Price volatility refers to the risk that the value of the Fund will decrease if the value of the Fund's underlying investments decrease. Equity securities face market, issuer and other risks, and their values may go down, sometimes rapidly and unpredictably. Equities generally have higher volatility than debt securities. Market trends refers to the risk that from time to time, the stock market may not favor the securities in which the Fund invests. Rather, the market could favor value stocks or small company stocks, or may not favor equities at all. Foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositories than those in the U.S., and foreign controls on investment. The Fund is classified as a NON-DIVERSIFIED investment company, which means that, compared with other funds, the Fund may invest a greater percentage of its assets in a particular issuer. The investment of a large percentage of the Fund's assets in the securities of a small number of issuers may cause the Fund's share price to fluctuate more than that of a diversified investment company.

                             INVESTMENT ADVISOR:  ING Pilgrim Investments, LLC


ING VARIABLE PRODUCTS TRUST
(FORMERLY PILGRIM VARIABLE PRODUCTS TRUST

ING VP Growth                INVESTMENT OBJECTIVE
Opportunities                Seeks long-term growth of capital.

(formerly Pilgrim VP
Growth Opportunities)        PRINCIPAL STRATEGIES
(Service Shares)             Invests primarily in U.S. companies that the
                             portfolio managers feel have above average prospects for growth. Under normal market conditions, invests at least 65% of total assets in securities purchased on the basis of the potential for capital appreciation. Securities may be from large-cap, mid-cap or small-cap companies.
                             Portfolio managers use a "top-down" disciplined investment process, which includes extensive database screening, frequent fundamental research, identification and implementation of a trend-oriented approach in structuring the portfolio and a sell discipline. Portfolio managers seek to invest in companies expected to benefit most from the major social, economic and technological trends that are likely to shape the future of business and commerce over the next three to five years, and attempt to provide a framework for identifying the industries and companies expected to benefit most. This top-down approach is combined with rigorous fundamental research (a bottom-up approach) to guide stock selection and portfolio structure.

                             PRINCIPAL RISKS
                             The Portfolio may be affected by the following risks, among others: price volatility, market trends and inability to sell securities. Price volatility refers to the risk that the value of the Portfolio changes as the prices of its investments go up or down. Equity securities generally have higher volatility than most debt securities. The Portfolio invests in companies that the portfolio manager feels have the potential for rapid growth, which may result in a higher risk of price volatility than a fund that emphasizes other styles of investing. Small and medium-sized companies may be more susceptible to price swings than larger companies because they have fewer financial resources, limited product and market diversification and many are dependent on a few key managers. Market trends refers to the risk that from time to time the stock market may not favor the growth securities in which the Portfolio invests. Inability to sell securities refers to the risk that securities of smaller companies trade in lower volume and may be less liquid than securities of larger, more established companies.

                             INVESTMENT ADVISOR:  ING Pilgrim Investments, LLC.

ING VP MagnaCap              INVESTMENT OBJECTIVE
                             Seeks growth of capital, with dividend income as a secondary consideration.

(formerly Pilgrim VP
MagnaCap)
(Service Shares)             PRINCIPAL STRATEGIES
                             Managed with the philosophy that companies that can best meet the Portfolio's objectives have paid increasing dividends or have had the capability to pay rising dividends from their operations.
                             Normally invests at least 65% of its assets in equity securities of companies that meet the following disciplined criteria: consistent dividends, substantial dividend increases, reinvested earnings, strong balance sheet, and attractive price. Equity securities may include common stocks, convertible securities, and rights or warrants. Normally investments are primarily in larger companies that are included in the largest
                             500 U.S. companies. Remainder of its assets may be invested in equity securities that the portfolio managers believe have growth potential because they represent an attractive value. In selecting securities, preservation of capital is also an important consideration. Assets that are not invested in equity securities may be invested in high quality debt securities.

                             PRINCIPAL RISKS
                             The Portfolio may be affected by the following risks, among others: price volatility, market trends, debt securities, credit risk, and risks of foreign investing. Price volatility refers to the risk that the value of the Portfolio changes as the prices of its investments go up or down. Equity securities face market, issuer and other risks, and their values may go up or down, sometimes rapidly and unpredictably. Equity securities generally have higher volatility than most debt securities. Market trends refers to the risk that from time to time the stock market may not favor the value securities that meet the Portfolio's disciplined investment criteria. Debt securities carry the risk that their value may fall when interest rates rise. Debt securities with longer maturities tend to be more sensitive to changes in interest rates. Credit risk refers to the risk that the Portfolio could lose money if the issuer of a debt security is unable to meet its financial obligations or goes bankrupt. Foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositories than those in the U.S., and foreign controls on investment.

                             INVESTMENT ADVISOR:  ING Pilgrim Investments, LLC

ING VP SmallCap              INVESTMENT OBJECTIVE
                             Opportunities Seeks long-term capital appreciation.

(formerly Pilgrim VP
SmallCap Opportunities)      PRINCIPAL STRATEGIES
 (Service Shares)            Invests at least 65% of total assets in the common
                             stock of smaller, lesser-known U.S. companies that the portfolio manager believes have above average prospects for growth. For this Portfolio smaller companies are those with market capitalizations that fall within the range of companies in the Russell 2000 Index, which is an index that measures the performance of small companies. The median market capitalization of companies held by the Portfolio as of February 29, 2000 was $1.876 billion. Portfolio manager uses a "top-down" disciplined investment process, which includes extensive database screening, frequent fundamental research, identification and implementation of a brand-oriented approach in structuring the portfolio and a sell discipline. Portfolio manager seeks to invest in companies expected to benefit most from the major social, economic and technological trends that are likely to shape the future of business and commerce over the next three to five years, and attempts to provide a framework for identifying the industries and companies expected to benefit most. This top-down approach is combined with rigorous fundamental research (a bottom-up approach) to guide stock selection and portfolio structure.

                             PRINCIPAL RISKS
                             The Portfolio may be affected by the following risks, among others: price volatility, market trends and inability to sell securities. Price volatility refers to the risk that the value of the Portfolio changes as the prices of its investments go up or down. Equity securities generally have higher volatility than most debt securities. The Portfolio invests in companies that the portfolio manager feels have above average prospects for growth, which may result in a higher risk of price volatility than a fund that emphasizes other styles of investing. Smaller companies may be more susceptible to price swings than larger companies because they have fewer financial resources, more limited product and market diversification and many are dependent on a few key managers. Market trends refers to the risk that from time to time the stock market may not favor the small sized growth securities in which the Portfolio invests. Inability to sell securities refers to the risk that securities of smaller companies usually trade in lower volume and may be less liquid than securities of larger, more established companies.

                             INVESTMENT ADVISOR:  ING Pilgrim Investments, LLC.

THE PIMCO VARIABLE INSURANCE TRUST

PIMCO High Yield             INVESTMENT OBJECTIVE
                             Seeks maximum total return, consistent with preservation of capital and prudent investment management.

                             PRINCIPAL STRATEGIES
                             The portfolio seeks to achieve its investment objectives by investing under normal circumstances at least 65% of its assets in a diversified portfolio of high yield securities ("junk bonds") rated below investment grade but rated at least B by Moody's or S&P, or, if unrated, determined by PIMCO to be of comparable quality. The average portfolio duration of this Portfolio normally varies within a two-to six-year time frame based on PIMCO's forecast for interest rates. The Portfolio may invest up to 15% of its assets in euro-denominated securities and may invest without limit in U.S. dollar-denominated securities of foreign issuers. The Portfolio normally will hedge at least 75% of its exposure to the euro to reduce the risk of loss due to fluctuations in currency exchange rates. The Portfolio may invest up to 15% of its assets in derivative instruments, such as options, futures contracts or swap agreements.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, High Yield Risk, Interest Rate Risk, Credit Risk, Market Risk, Issuer Risk, Liquidity Risk, Derivatives Risk, Mortgage Risk, Foreign(non-US) Investment Risk, Currency Risk, and Leveraging Risk.

                                MANAGER  RISK-
                                Each Portfolio is subject to manager risk because it is an actively managed investment portfolio. PIMCO and each individual portfolio manager will apply investment techniques and risk analyses in making investment decisions for the Portfolio, but there can be no guarantee that these will produce the desired results.

                                HIGH YIELD RISK-
                                Portfolios that invest in high yield securities and unrated securities of similar credit quality (commonly known as "junk bonds") may be subject to greater levels of interest rate, credit and liquidity risk than Portfolios that do not invest in such securities. High yield securities are considered predominately speculative with respect to the issuer's continuing ability to make principal and interest payments.

                                INTEREST RATE RISK-
                                As interest rates rise, the value of fixed income securities held by a Portfolio are likely to decrease.

                                CREDIT RISK-
                                A Portfolio could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivatives contract, repurchase agreement or a loan of portfolio securities, is unable or unwilling to make timely principal and/or interest payments, or to otherwise honor its obligations. Securities are subject to varying degrees of credit risk, which are often reflected in credit ratings.

                                MARKET RISK-
                                The market price of securities owned by a Portfolio may go up or down, sometimes rapidly or unpredictably. Securities may decline in value due to factors affecting securities markets generally or particular industries represented in the securities markets.

                                ISSUER-
                                The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's goods or services.

                                LIQUIDITY RISK-
                                Liquidity risk exists when particular
                                investments are difficult to purchase or sell. A Portfolio's investments in illiquid securities may reduce the returns of the Portfolio because it may be unable to sell the illiquid securities at an advantageous time or price.

                                DERIVATIVES RISK-
                                Derivatives are financial contracts whose value depends on, or is derived from, the value of an underlying asset, reference rate or index. The various derivative instruments that the Portfolios may use are referenced under "Characteristics and Risks of Securities and Investment Techniques--Derivatives" in this Prospectus. Typically use derivatives as a substitute for taking a position in the underlying asset and/or part of a strategy designed to reduce exposure to other risks, such as interest rate or currency risk. Derivatives are subject to a number of risks described elsewhere in this section, such as liquidity risk, interest rate risk, market risk, credit risk management risk.

                                MORTGAGE RISK-
                                A Portfolio that purchases mortgage-related securities is subject to certain additional risks. Rising rates tend to extend the duration of mortgage-related securities, making them more sensitive to changes in interest rates.

                                FOREIGN (NON-U.S.) INVESTMENT RISK-
                                A Portfolio that invests in foreign securities may experience more rapid and extreme changes in value than a Portfolio that invests exclusively in securities of U.S. companies. The securities markets of many foreign countries are relatively small, with a limited number of industries. Additionally, issuers of foreign securities are usually not subject to the same degree of regulation as U.S. issuers.

                                CURRENCY RISK-
                                Portfolios that invest directly in foreign currencies or in securities that trade in, and receive revenues in, U.S. dollar, or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged.

                                LEVERAGING RISK-
                                Certain transactions may give rise to a form of leverage. Such transactions may include, among others, reverse repurchase agreements, loans of portfolio securities, and the use of when-issued, delayed delivery or forward commitment transactions. PIMCO will segregate liquid assets or otherwise cover the transactions that may give rise to such risk.

                             INVESTMENT ADVISOR:  Pacific Investment Management
                                                  Company LLC (PIMCO)

PIMCO StocksPLUS Growth      INVESTMENT OBJECTIVE
and Income                   Seeks total return which exceeds that of the S&P
                             500.

                             PRINCIPAL STRATEGIES
                             The Portfolio seeks to exceed the total return of the S&P 500 by investing under normal circumstances substantially all of its assets in S&P 500 derivatives, backed by a portfolio of Fixed Income Instruments. The Portfolio uses S&P 500 derivatives in addition to or in the place of S&P 500 stocks to attempt to equal or exceed the performance of the S&P 500. The value of S&P 500 derivatives closely track changes in the value of the index. However, S&P 500 derivatives may be purchased with a fraction of the assets that would be needed to purchase the equity securities directly, so that the remainder of the assets may be invested in Fixed Income Instruments. PIMCO actively manages the fixed income assets held by the Portfolio with a view toward enhancing the Portfolio's total return, subject to an overall portfolio duration which is normally not expected to exceed one year. Assets not invested in equity securities or derivatives may be invested in Fixed Income Instruments. The Portfolio may invest up to 10% of its assets in high yield securities ("junk bonds") rated B or higher by Moody's or S&P, or, if unrated, determined by PIMCO to be comparable quality. The Portfolio may invest up to 20% of its assets in securities denominated in foreign currencies and may invest beyond this limit in U.S. dollar denominated securities of foreign issuers. The Portfolio will normally hedge at least 75% of its exposure to foreign currency to reduce the risk of loss due to fluctuations in currency exchange rate. In addition, the Portfolio may lend its portfolio securities to brokers, dealers and other financial institutions to earn income.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Interest Rate Risk, Credit Risk, Market Risk, Issuer Risk, Liquidity Risk, Derivatives Risk, Mortgage Risk, Foreign(non-US) Investment Risk, Currency Risk, and Leveraging Risk.

                                MANAGER  RISK-
                                Each Portfolio is subject to manager risk because it is an actively managed investment portfolio. PIMCO and each individual portfolio manager will apply investment techniques and risk analyses in making investment decisions for the Portfolio, but there can be no guarantee that these will produce the desired results.

                                INTEREST RATE RISK-
                                As interest rates rise, the value of fixed income securities held by a Portfolio are likely to decrease.

                                CREDIT RISK-
                                A Portfolio could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivatives contract, repurchase agreement or a loan of portfolio securities, is unable or unwilling to make timely principal and/or interest payments, or to otherwise honor its obligations. Securities are subject to varying degrees of credit risk, which are often reflected in credit ratings.

                                MARKET RISK-
                                The market price of securities owned by a Portfolio may go up or down, sometimes rapidly or unpredictably. Securities may decline in value due to factors affecting securities markets generally or particular industries represented in the securities markets.

                                ISSUER-
                                The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's goods or services.

                                LIQUIDITY RISK-
                                Liquidity risk exists when particular
                                investments are difficult to purchase or sell. A Portfolio's investments in illiquid securities may reduce the returns of the Portfolio because it may be unable to sell the illiquid securities at an advantageous time or price.

                                DERIVATIVES RISK-
                                Derivatives are financial contracts whose value depends on, or is derived from, the value of an underlying asset, reference rate or index. The various derivative instruments that the Portfolios may use are referenced under "Characteristics and Risks of Securities and Investment Techniques--Derivatives" in this Prospectus. Typically use derivatives as a substitute for taking a position in the underlying asset and/or part of a strategy designed to reduce exposure to other risks, such as interest rate or currency risk. Derivatives are subject to a number of risks described elsewhere in this section, such as liquidity risk, interest rate risk, market risk, credit risk management risk.

                                MORTGAGE RISK-
                                A Portfolio that purchases mortgage-related securities is subject to certain additional risks. Rising rates tend to extend the duration of mortgage-related securities, making them more sensitive to changes in interest rates.

                                FOREIGN (NON-U.S.) INVESTMENT RISK-
                                A Portfolio that invests in foreign securities may experience more rapid and extreme changes in value than a Portfolio that invests exclusively in securities of U.S. companies. The securities markets of many foreign countries are relatively small, with a limited number of industries. Additionally, issuers of foreign securities are usually not subject to the same degree of regulation as U.S. issuers.

                                CURRENCY RISK-
                                Portfolios that invest directly in foreign currencies or in securities that trade in, and receive revenues in, U.S. dollar, or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged.

                                LEVERAGING RISK-
                                Certain transactions may give rise to a form of leverage. Such transactions may include, among others, reverse repurchase agreements, loans of portfolio securities, and the use of when-issued, delayed delivery or forward commitment transactions. PIMCO will segregate liquid assets or otherwise cover the transactions that may give rise to such risk.

                             INVESTMENT ADVISER:  Pacific Investment Management
                                                  Company LLC (PIMCO)

PROFUNDS VP

ProFund VP Bull              INVESTMENT OBJECTIVE

                             Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the S&P 500 Stock Index.

                             PRINCIPAL STRATEGIES

                             Invests principally in a combination of securities and other financial instruments that in ProFund Advisors opinion should simulate the movement of the benchmark index, including futures contracts on stock indices and options on futures contracts, and equity caps, collars, floors, swaps, depository receipts and options on securities and stock indices. Uses a "passive" approach to investing referred to as "quantitative analysis." On the basis of this analysis, ProFund Advisors determines the type, quantity and mix of investment positions that a ProFund VP should hold to approximate the performance of its benchmark. ProFund Advisors does not make judgments about the investment merit of a particular stock, nor does it attempt to apply any economic, financial or market analysis. The ProFunds VP may invest in securities that are not included in their benchmarks if ProFund Advisors believes it is appropriate in view of the ProFunds' VP investment objectives. The ProFunds VP do not take temporary defensive positions.

                             PRINCIPAL RISKS

                                MARKET RISK -- The ProFunds VP are subject to market risks that will affect the value of their shares, including general economic and market conditions, as well as developments that impact specific economic sectors, industries or companies. Investors in the ProFunds VP should normally lose money on days when the index underlying their benchmark declines.

                                EQUITY RISK -- The equity markets are volatile, and the value of securities and futures and options contracts may fluctuate dramatically from day-to-day. This volatility may cause the value of an investment in a ProFund VP to decrease.

                                CORRELATION RISK -- A number of factors may affect a ProFund VP's ability to achieve a high correlation with its benchmark. There can be, however, no guarantee that the ProFunds VP will be able to achieve a high level of correlation. A failure to achieve a high degree of correlation may prevent a ProFund VP from achieving its investment objective.

                                RISKS OF AGGRESSIVE INVESTMENT TECHNIQUES -- The ProFunds VP use investment techniques that may be considered aggressive. Risks associated with the use of options, swaps, futures contracts and other similar instruments, particularly when used to create leverage, include potentially dramatic price changes (losses) in the value of the instruments and imperfect correlation between the price of the contract and the underlying security or index.

                                LIQUIDITY RISK -- In certain circumstances, such as the disruption of the orderly markets for financial instruments in which the ProFunds VP invest, the ProFunds VP might not be able to dispose of certain holdings quickly or at prices that represent true market value in the judgment of ProFund Advisors. This may prevent the ProFunds VP from limiting losses or realizing gains.

                                NON-DIVERSIFICATION RISK -- The ProFunds VP are classified as "non-diversified" under the federal securities laws. They have the ability to concentrate a relatively high percentage of their investments in the securities of a small number of companies, if ProFund Advisors determines that doing so is the most efficient means of meeting their daily objective. This would make the performance of a ProFund VP more susceptible to a single economic, political or regulatory event than a more diversified mutual fund might be.

                                SWAP COUNTERPARTY CREDIT RISK -- The ProFunds VP are subject to credit or performance risk on the amount each ProFund VP expects to receive from swap agreement counterparties. A swap counterparty default on its payment obligation to a ProFund VP will cause the value of the ProFund VP to decrease.

                             INVESTMENT ADVISOR:  ProFund Advisors LLC

ProFund VP                   INVESTMENT OBJECTIVE

Europe 30                    Seeks daily  investment  results that  correspond
                             to the  performance  of the ProFunds  Europe 30
                             Index.

                             PRINCIPAL STRATEGIES

                             Invests in securities and other financial instruments, such as futures and options on futures and American Depository Receipts in pursuit of the portfolio's objective regardless of market conditions, trends or direction and seeks to provide correlation with the benchmark on a daily basis.

                             PRINCIPAL RISKS

                                MARKET RISK -- The ProFunds VP are subject to market risks that will affect the value of their shares, including general economic and market conditions, as well as developments that impact specific economic sectors, industries or companies. Investors in the ProFunds VP should normally lose money on days when the index underlying their benchmark declines.

                                EQUITY RISK -- The equity markets are volatile, and the value of securities and futures and options contracts may fluctuate dramatically from day-to-day. This volatility may cause the value of an investment in a ProFund VP to decrease.

                                CORRELATION RISK -- A number of factors may affect a ProFund VP's ability to achieve a high correlation with its benchmark. There can be, however, no guarantee that the ProFunds VP will be able to achieve a high level of correlation. A failure to achieve a high degree of correlation may prevent a ProFund VP from achieving its investment objective.

                                RISKS OF AGGRESSIVE INVESTMENT TECHNIQUES -- The ProFunds VP use investment techniques that may be considered aggressive. Risks associated with the use of options, swaps, futures contracts and other similar instruments, particularly when used to create leverage, include potentially dramatic price changes (losses) in the value of the instruments and imperfect correlation between the price of the contract and the underlying security or index.

                                LIQUIDITY RISK -- In certain circumstances, such as the disruption of the orderly markets for financial instruments in which the ProFunds VP invest, the ProFunds VP might not be able to dispose of certain holdings quickly or at prices that represent true market value in the judgment of ProFund Advisors. This may prevent the ProFunds VP from limiting losses or realizing gains.

                                NON-DIVERSIFICATION RISK -- The ProFunds VP are classified as "non-diversified" under the federal securities laws. They have the ability to concentrate a relatively high percentage of their investments in the securities of a small number of companies, if ProFund Advisors determines that doing so is the most efficient means of meeting their daily objective. This would make the performance of a ProFund VP more susceptible to a single economic, political or regulatory event than a more diversified mutual fund might be.

                                SWAP COUNTERPARTY CREDIT RISK - The ProFunds VP are subject to credit or performance risk on the amount each ProFund VP expects to receive from swap agreement counterparties. A swap counterparty default on its payment obligation to a ProFund VP will cause the value of the ProFund VP to decrease.

                                In addition to these principal risks, ProFund VP Europe 30 is also subject to the risk of foreign investing, which may involve risks no typically associated with investing in U.S. securities alone:

                                      Many foreign countries lack uniform
                                      accounting and disclosure standards, or
                                      have standards that differ from U.S.
                                      standards. Accordingly, the ProFund VP
                                      Europe 30 may not have access to adequate or reliable company information.

                                      The ProFund VP Europe 30 will be subject to the market, economic and political risks of the countries where it invests or where the companies represented in its benchmark are located.

                                      The value of ADRs could change
                                      significantly as the currencies strengthen or weaken relative to the U.S. dollar. ProFund Advisors does not engage in activities designed to hedge against foreign currency fluctuations.

                             INVESTMENT ADVISOR

                             ProFund Advisors LLC

ProFund VP                   INVESTMENT OBJECTIVE

Small-Cap                    Seeks daily investment results that correspond to
                             the performance of the Russell 2000 Index.

                             PRINCIPAL STRATEGIES

                             Invests in securities and other financial instruments, such as futures and options on futures in pursuit of the portfolio's objective regardless of market conditions, trends or direction and seeks to provide correlation with the benchmark on a daily basis.

                             PRINCIPAL RISKS

                                MARKET RISK -- The ProFunds VP are subject to market risks that will affect the value of their shares, including general economic and market conditions, as well as developments that impact specific economic sectors, industries or companies. Investors in the ProFunds VP should normally lose money on days when the index underlying their benchmark declines.

                                EQUITY RISK -- The equity markets are volatile, and the value of securities and futures and options contracts may fluctuate dramatically from day-to-day. This volatility may cause the value of an investment in a ProFund VP to decrease.

                                CORRELATION RISK -- A number of factors may affect a ProFund VP's ability to achieve a high correlation with its benchmark. There can be, however, no guarantee that the ProFunds VP will be able to achieve a high level of correlation. A failure to achieve a high degree of correlation may prevent a ProFund VP from achieving its investment objective.

                                RISKS OF AGGRESSIVE INVESTMENT TECHNIQUES -- The ProFunds VP use investment techniques that may be considered aggressive. Risks associated with the use of options, swaps, futures contracts and other similar instruments, particularly when used to create leverage, include potentially dramatic price changes (losses) in the value of the instruments and imperfect correlation between the price of the contract and the underlying security or index.

                                LIQUIDITY RISK -- In certain circumstances, such as the disruption of the orderly markets for financial instruments in which the ProFunds VP invest, the ProFunds VP might not be able to dispose of certain holdings quickly or at prices that represent true market value in the judgment of ProFund Advisors. This may prevent the ProFunds VP from limiting losses or realizing gains.

                                NON-DIVERSIFICATION RISK -- The ProFunds VP are classified as "non-diversified" under the federal securities laws. They have the ability to concentrate a relatively high percentage of their investments in the securities of a small number of companies, if ProFund Advisors determines that doing so is the most efficient means of meeting their daily objective. This would make the performance of a ProFund VP more susceptible to a single economic, political or regulatory event than a more diversified mutual fund might be.

                                SWAP COUNTERPARTY CREDIT RISK - The ProFunds VP are subject to credit or performance risk on the amount each ProFund VP expects to receive from swap agreement counterparties. A swap counterparty default on its payment obligation to a ProFund VP will cause the value of the ProFund VP to decrease.

                                In addition to these Principal Risks, ProFund VP Small-Cap is subject to small company investment risk. The ProFund VP Small-Cap could experience greater risks than a fund which invests primarily in large capitalized, widely traded companies, such as:

                                      Small company stocks tend to have greater fluctuations in price than the stocks of large companies;

                                      There can be a shortage of reliable
                                      information on certain small companies,
                                      which at times can pose a risk;


                                      Small companies tend to lack the financial and personnel resources to handle industry wide setbacks and, as a result, such setbacks could have a greater effect on the companies share prices; and

                                      Small company stocks are typically less
                                      liquid than large company stocks and
                                      liquidating positions in turbulent market conditions could become difficult.

                             INVESTMENT ADVISOR:  ProFund Advisors LLC

THE PRUDENTIAL SERIES FUND

Jennison                     INVESTMENT OBJECTIVE
(Class II Shares)            Seeks to achieve long-term growth of capital.

                             PRINCIPAL STRATEGIES
                             Invests primarily in equity securities of major, established corporations that the investment adviser believes offer above-average growth prospects. May invest up to 30% of total assets in foreign securities. Stocks are selected on a company-by-company basis using fundamental analysis. Investment adviser looks for companies that have had growth in earnings and sales, high returns on equity and assets or other strong financial characteristics. Normally invests 65% of total assets in common stocks and preferred stocks of companies with capitalization in excess of $1 billion.

                             PRINCIPAL RISKS
                             Principal risks of investing in the Portfolio are: company risk, derivatives risk, foreign investment risk, management risk, and market risk. Company risk refers to the risk that the price of the stock of a particular company can vary based on a variety of factors, such as the company's financial performance, changes in management and product trends, and the potential for takeover and acquisition. Investing in foreign securities generally involves more risk than investing in securities of U.S. issuers. Derivatives are subject to a number of risks, including liquidity risk, interest rate risk, market risk, credit risk and management risk. A portfolio investing in a derivative instrument could lose more than the principal amount invested. Foreign investment risk includes: foreign market risk, currency risk and political developments. Foreign markets, especially those in developing countries, tend to be more volatile than U.S. markets and are generally not subject to regulatory requirements comparable to those in the U.S. Because of differences in accounting standards and custody and settlement practices, investing in foreign securities generally involves more risk than investing in securities of U.S. issuers. Currency risk refers to the risk that changes in currency exchange rates may affect the value of foreign securities held by the Portfolio and the amount of income available for distribution. Political developments may adversely affect the value of the Portfolio's foreign securities. Actively managed portfolios are subject to management risk, because there is no guarantee that the investment decisions made by the subadvisers for the portfolios will be successful. Common stocks are subject to market risk stemming from factors independent of any particular security. Factors affecting market risk include political events, broad economic and social changes, and the mood of the investing public. Stocks issued by smaller companies may fluctuate in value more than the stocks of larger, more established companies.

                             INVESTMENT ADVISER:  Prudential Investments LLC

                             SUB-ADVISOR:  Jennison Associates LLC (Jennison)

SP Jennison International    INVESTMENT OBJECTIVE
Growth                       Seeks long-term growth of capital.

(Class II Shares)
                             PRINCIPAL STRATEGIES
                             Invests in equity-related securities of foreign issuers that the subadviser thinks will increase in value over a period of years. Invests primarily in the common stock of large and medium-sized foreign companies. Under normal circumstances, invests at least 65% of total assets in common stock of foreign companies operating or based in at least five different countries. Looks primarily for stocks of companies whose earnings are growing at a faster rate than other companies. These companies typically have characteristics such as above average growth in earnings and cash flow, improving profitability, strong balance sheets, management strength and strong market share for its products. Also tries to buy such stocks at attractive prices in relation to their growth prospects.

                             PRINCIPAL RISKS
                             Significant risks of investing in the Portfolio are: company risk, credit risk, derivatives risk, foreign investment risk, interest rate risk, and market risk. Company risk refers to the risk that the price of the stock of a particular company can vary based on a variety of factors, such as the company's financial performance, changes in management and product trends, and the potential for takeover and acquisition. Credit risk refers to the risk that the issuer of debt obligations may be unable to make principal and interest payments when they are due. Derivatives are subject to interest rate risk, market risk and credit risk. They also involve the risk of mispricing or improper valuation and the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. Investing in foreign securities generally involves more risk than investing in securities of U.S. issuers such as: foreign market risk, currency risk and political developments. Foreign markets, especially those in developing countries, tend to be more volatile than U.S. markets and are generally not subject to regulatory requirements comparable to those in the U.S. Differences in accounting standards and custody and settlement practices of foreign securities generally involve more risk than investing in securities of U.S. issuers. Currency risk refers to the risk that changes in currency exchange rates may affect the value of foreign securities held by the Portfolio and the amount of income available for distribution. Political developments may adversely affect the value of the Portfolio's foreign securities. Interest rate risk refers to the risk that fixed income securities could lose value because of interest rate changes. For example, bonds tend to decrease in value if interest rates rise. Common stocks are subject to market risk stemming from factors independent of any particular security. Factors affecting market risk include political events, broad economic and social changes, and the mood of the investing public. Stocks issued by smaller companies may fluctuate in value more than the stocks of larger, more established companies.

                             INVESTMENT ADVISER: Prudential Investments LLC SUB-ADVISOR: Jennison Associates LLC (Jennison)



--------------------------------------------------------------------------------
                        MORE INFORMATION ABOUT THE TRUSTS
--------------------------------------------------------------------------------

INVESTMENT MANAGEMENT FEES AND OTHER EXPENSES

GCG TRUST

Directed Services, Inc. ("Directed Services") serves as the overall manager to each portfolio of The GCG Trust. The GCG Trust pays Directed Services a monthly fee for its investment advisory and management services. The monthly fee is based on the average daily net assets of an investment portfolio, and in some cases, the combined total assets of certain grouped portfolios. Directed Services provides or procures, at its own expense, the services necessary for the operation of the portfolio, including retaining portfolio managers to manage the assets of the various portfolios. Directed Services (and not The GCG Trust) pays each portfolio manager a monthly fee for managing the assets of a portfolio, based on the annual rates of the average daily net assets of a portfolio. For a list of the portfolio managers, see the front cover of this prospectus. Directed Services does not bear the expense of brokerage fees and other transactional expenses for securities, taxes (if any) paid by a portfolio, interest on borrowing, fees and expenses of the independent trustees, and extraordinary expenses, such as litigation or indemnification expenses.

THE GALAXY VIP FUND

Fleet Investment Advisors Inc. ("Fleet") serves as the investment advisor of The Galaxy VIP Fund. The Galaxy VIP Fund pays Fleet Investment Advisors a monthly advisory fee based on the average daily net assets of each investment portfolio. Each portfolio pays its own administrative costs. Except for agreements to reimburse certain expenses of some portfolios, Fleet Investment Advisors does not bear any portfolio expenses.

PIMCO VARIABLE INSURANCE TRUST

Pacific Investment Management Company ("PIMCO") serves as investment advisor to each portfolio of The PIMCO Variable Insurance Trust. PIMCO provides the overall business management and administrative services necessary for each portfolio's operation. PIMCO provides or procures, at its own expense, the services and information necessary for the proper conduct of business and ordinary operation of each portfolio. The PIMCO Variable Insurance Trust pays PIMCO a monthly advisory fee and a separate monthly administrative fee per year, each fee based on the average daily net assets of each of the investment portfolios, for managing the assets of the portfolios and for administering The PIMCO Variable Insurance Trust. PIMCO does not bear the expense of brokerage fees and other transactional expenses for securities, taxes (if any) paid by a portfolio, interest on borrowing, fees and expense of the independent trustees, and extraordinary expenses, such as litigation or indemnification expenses.

ING VARIABLE INSURANCE TRUST AND ING VARIABLE PRODUCTS TRUST

ING Investments, LLC ("ING Investments") serves as the overall manager of ING Variable Insurance Trust and ING Variable Products Trust. ING Investments supervises all aspects of the Trusts' operations and provides investment advisory services to the portfolios of the Trusts, including engaging portfolio managers, as well as monitoring and evaluating the management of the assets of each portfolio by its portfolio manager. ING Investments, as well as each portfolio manager it engages, is a wholly owned indirect subsidiary of ING Groep N.V. Except for agreements to reimburse certain expenses of the portfolio, ING Investments does not bear any portfolio expenses.

PRUDENTIAL SERIES FUND, Inc.

The Prudential Insurance Company of America ("Prudential") and its subsidiary, Prudential Investments Fund Management LLC ("PIFM") serve as the overall investment advisers to the Prudential Series Fund, Inc. Prudential and PIFM are responsible for the management of the Prudential Series Fund and provide investment advice and related services. For the Prudential Jennison Portfolio and SP Jennison International Growth Portfolio, Prudential and PIFM engage Jennison Associates LLC to serve as sub-adviser and to provide day-to-day management. Prudential and PIFM pay the sub-adviser out of the fee they receive from the Prudential Series Fund. Each portfolio pays its own administrative costs.

PROFUNDS

ProFunds Advisors LLC serves as the investment advisor of the ProFunds. The ProFunds pay ProFunds Advisors LLC a monthly advisory fee based on the average daily net assets of each investment portfolio. Each portfolio pays its own administrative costs.

Each portfolio deducts portfolio management fees and charges from the amounts you have invested in the portfolios. In addition, five portfolios deduct a service fee, which is used to compensate service providers for administrative and contract holder services provided on behalf of the portfolios, and six portfolios deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of shares of the applicable portfolio. Based on actual portfolio experience in 2001, together with estimated costs for new portfolios, total estimated portfolio fees and charges for 2002 range from 0.55% to 1.86%. See "Fees and Expenses" in this prospectus. We may receive compensation from the investment advisors, administrators and distributors or directly from the portfolios in connection with administrative, distribution or other services and cost savings attributable to our services. It is anticipated that such compensation will be based on assets of the particular portfolios attributable to the Contract. The compensation paid by advisors, administrators or distributors may vary.

YOU CAN FIND MORE DETAILED INFORMATION ABOUT EACH PORTFOLIO INCLUDING ITS MANAGEMENT FEES IN THE PROSPECTUS FOR EACH TRUST. YOU SHOULD READ THESE PROSPECTUSES BEFORE INVESTING.

--------------------------------------------------------------------------------
                                   APPENDIX C
--------------------------------------------------------------------------------

                        MARKET VALUE ADJUSTMENT EXAMPLES

EXAMPLE #1:  FULL SURRENDER -- EXAMPLE OF A NEGATIVE MARKET VALUE ADJUSTMENT

      Assume $100,000 was allocated to a Fixed Interest Allocation with a guaranteed interest period of 10 years, an initial Index Rate ("I") of 5%; that a full surrender is requested 3 years into the guaranteed interest period; that the Account Value on the date of Surrender is $115,000; that the then Index Rate for a 7 year guaranteed interest period ("J") is 6%; and that no prior transfers or withdrawals affecting this Fixed Interest Allocation have been made. CALCULATE THE MARKET VALUE ADJUSTMENT

      1. N = 2,555 ( 365 x 7 )
                                          [( 1.05 ) 2,555/365]
2.  Market Value Adjustment = $115,000 x    ------             -1    = -$9,143
                                            1.0625


     Therefore, the amount paid to you on full surrender ignoring any surrender charge is $105,857 ($115,000 - $9,143 ).

EXAMPLE #2:  FULL SURRENDER -- EXAMPLE OF A POSITIVE MARKET VALUE ADJUSTMENT

      Assume $100,000 was allocated to a Fixed Interest Allocation with a guaranteed interest period of 10 years, an initial Index Rate ("I") of 5%; that a full surrender is requested 3 years into the guaranteed interest period; that the Account Value on the date of surrender is $115,000; that the then Index Rate for a 7 year guaranteed interest period ("J") is 4%; and that no prior transfers or withdrawals affecting this Fixed Interest Allocation have been made.

CALCULATE THE MARKET VALUE ADJUSTMENT

      1. N = 2,555 ( 365 x 7 )
                                          [(  1.05  ) 2,555/365]
2.  Market Value Adjustment = $115,000 x     ------             -1     = $5,918
                                             1.0425


     Therefore, the amount paid to you on full surrender ignoring any surrender charge is $120,918 ($115,000 + $5,918 ).

EXAMPLE #3:  WITHDRAWAL -- EXAMPLE OF A NEGATIVE MARKET VALUE ADJUSTMENT

      Assume $200,000 was allocated to a Fixed Interest Allocation with a guaranteed interest period of 10 years, an initial Index Rate ("I") of 5%; that a withdrawal of $128,000 is requested 3 years into the guaranteed interest period; that the Account Value on the date of withdrawal is $250,000; that the then Index Rate ("J") for a 7 year guaranteed interest period is 6%; and that no prior transfers or withdrawals affecting this Fixed Interest Allocation have been made.

     First calculate the amount that must be withdrawn from the Fixed Interest Allocation to provide the amount requested.
      1. N = 2,555 ( 365 x 7 )
                                   [$128,000/( 1.05) 2,555/365]
2.  Amount that must be withdrawn =            ------           -1   = $139,055
                                               1.0625


     Then calculate the Market Value Adjustment on that amount.

                                         [( 1.05 ) 2,555/365]
3.  Market Value Adjustment = $139,055 x   ------              -1   =  -$11,055
                                           1.0625


     Therefore, the amount of the withdrawal paid to you ignoring any surrender charge is $128,000, as requested. The Fixed Interest Allocation will be reduced by the amount of the withdrawal, $128,000, and also reduced by the Market Value Adjustment of $11,055, for a total reduction in the Fixed Interest Allocation of $139,055.

EXAMPLE #4:  WITHDRAWAL -- EXAMPLE OF A POSITIVE MARKET VALUE ADJUSTMENT

      Assume $200,000 was allocated to a Fixed Interest Allocation with a guaranteed interest period of 10 years, an initial Index Rate of 5%; that a withdrawal of $128,000 is requested 3 years into the guaranteed interest period; that the Account Value on the date of withdrawal is $250,000; that the then Index Rate ("J") for a 7 year guaranteed interest period is 4%; and that no prior transfers or withdrawals affecting this Fixed Interest Allocation have been made.

     First calculate the amount that must be withdrawn from the Fixed Interest Allocation to provide the amount requested.

1. N = 2,555 ( 365 x 7 )

2.  Amount that must be withdrawn = [$128,000/(1.05)2,555/365]
                                              ------           -1  = $121,736
                                              1.0425

     Then calculate the Market Value Adjustment on that amount.


3.  Market Value Adjustment = $121,736 x [( 1.05 ) 2,555/365]
                                            ------            -1   = $6,265
                                           1.0425

     Therefore, the amount of the withdrawal paid to you ignoring any surrender charge is $128,000, as requested. The Fixed Interest Allocation will be reduced by the amount of the withdrawal, $128,000, but increased by the Market Value Adjustment of $6,265, for a total reduction in the Fixed Interest Allocation of $121,736.

GDVAP-121796

--------------------------------------------------------------------------------
                                   APPENDIX D
--------------------------------------------------------------------------------

                 SURRENDER CHARGE FOR EXCESS WITHDRAWALS EXAMPLE

The following assumes you made an initial premium payment of $10,000 and additional premium payments of $10,000 in each of the second and third contract years, for total premium payments under the Contract of $30,000. It also assumes a withdrawal at the beginning of the fourth contract year of 20% of the contract value of $35,000. In this example, $5,250 ($35,000 x .15) is the maximum free withdrawal amount that you may withdraw during the contract year without a surrender charge. The total withdrawal would be $7,000 ($35,000 x .20). Therefore, $1,750 ($7,000 - $5,250) is considered an excess withdrawal of a part of the initial premium payment of $10,000 and would be subject to a 4% surrender charge of $70 ($1,750 x .04). This example does not take into account any Market Value Adjustment or deduction of any premium taxes.

GDVAP-121796

                             ING VARIABLE ANNUITIES

                  RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK

               ReliaStar Life Insurance Company of New York is a
                      stock company domiciled in New York.

GDVAP-121796                                                         02/01/2002

ING  VARIABLE  ANNUITIES


RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B OF RELIASTAR LIFE INSURANCE COMPANY
OF NEW YORK

                                   PROFILE OF

                                EMPIRE PRIMELITE

            DEFERRED COMBINATION VARIABLE AND FIXED ANNUITY CONTRACT

                                  APRIL 1, 2002

1.   THE ANNUITY CONTRACT

The Contract offered in this prospectus is a deferred combination variable and fixed annuity contract between you and ReliaStar Life Insurance Company of New York ("ReliaStar of NY"). The Contract provides a means for you to invest on a tax-deferred basis in (i) one or more of the mutual fund investment portfolios through our Separate Account NY-B and/or (ii) in a fixed account of ReliaStar of NY with guaranteed interest periods. The mutual fund portfolios are listed on page 3 below. We currently offer guaranteed interest periods of 1, 3, 5, 7 and 10 years in the fixed account. We set the interest rates in the fixed account (which will never be less than 3%) periodically. We may credit a different interest rate for each interest period. The interest you earn in the fixed account as well as your principal is guaranteed by ReliaStar of NY as long as you do not take your money out before the maturity date for the applicable interest period. If you withdraw your money from the fixed account more than 30 days before the applicable maturity date, we will apply a market value adjustment. A market value adjustment could increase or decrease your contract value and/or the amount you take out. Generally the investment portfolios are designed to offer a better return than the fixed account. However, this is NOT guaranteed. You may not make any money, and you can even lose the money you invest. The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. The accumulation phase is the period between the contract date and the date on which you start receiving the annuity payments under your Contract. The amounts you accumulate during the accumulation phase will determine the amount of annuity payments you will receive. The income phase begins on the annuity start date, which is the date you start receiving regular annuity payments from your Contract.

EMPIRE PRIMELITE                                         PROSPECTUS BEGINS AFTER
121815                                                    PAGE 8 OF THIS PROFILE

You determine (1) the amount and frequency of premium payments, (2) the investments, (3) transfers between investments, (4) the type of annuity to be paid after the accumulation phase, (5) the beneficiary who will receive the death benefits, (6) the type of death benefit, and (7) the amount and frequency of withdrawals.

2.   YOUR ANNUITY PAYMENTS (THE INCOME PHASE)

Annuity payments are the periodic payments you will begin receiving on the annuity start date. You may choose one of the following annuity payment options:

       -----------------------------------------------------------------------------------------------------------------

                                 ANNUITY OPTIONS
       -----------------------------------------------------------------------------------------------------------------
       Option 1            Income for a fixed      Payments  are made for a  specified  number of years to you or your
                           period                  beneficiary.
       ------------------- ----------------------- ---------------------------------------------------------------------
       Option 2            Income for life with    Payments  are  made  for  the  rest of your  life or  longer  for a
                           a period certain        specified  period such as 10 or 20 years or until the total  amount used to buy this option has
                                                   been repaid. This option
                                                   comes with an added guarantee
                                                   that payments will continue
                                                   to your beneficiary for the
                                                   remainder of such period if
                                                   you should die during the
                                                   period.
       ------------------- ----------------------- ---------------------------------------------------------------------
       Option 3            Joint life income       Payments  are  made for your  life and the life of  another  person
                                                   (usually your spouse).
       ------------------- ----------------------- ---------------------------------------------------------------------
       Option 4            Annuity plan            Any  other  annuitization  plan  that we  choose  to  offer  on the annuity start date.
       ------------------- ----------------------- ---------------------------------------------------------------------


Annuity payments under Options 1, 2 and 3 are fixed. Annuity payments under Option 4 may be fixed or variable. If variable and subject to the Investment Company Act of 1940, it will comply with the requirements of such Act. Once you elect an annuity option and begin to receive payments, it cannot be changed.

3.   PURCHASE (BEGINNING OF THE ACCUMULATION PHASE)

You may purchase the Contract with an initial payment of $10,000 or more ($1,500 for a qualified Contract) up to and including age 85. You may make additional payments of $500 or more ($50 for a qualified Contract) at any time before you turn 85 during the accumulation phase. Under certain circumstances, we may waive the minimum initial and additional premium payment requirement. Any initial or additional premium payment that would cause the contract value of all annuities that you maintain with us to exceed $1,000,000 requires our prior approval.

Who may purchase this Contract? The Contract may be purchased by individuals as part of a personal retirement plan (a "non-qualified Contract"), or as a Contract that qualifies for special tax treatment when purchased as either an Individual Retirement Annuity (IRA) or in connection with a qualified retirement plan (each a "qualified Contract"). IRAs and other qualified plans already have the tax-deferral feature found in this Contract. For an additional cost, the Contract provides other benefits including death benefits and the ability to receive a lifetime income. See "Expenses" in this profile.

The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state tax brackets. You should not buy this Contract: (1) if you are looking for a short-term investment; (2) if you cannot risk getting back less money than you put in; or (3) your assets are in a plan which provides for tax-deferral and you see no other reason to purchase this Contract.

4.   THE INVESTMENT PORTFOLIOS

You can direct your money into: (1) the fixed account with guaranteed interest periods of 1, 3, 5, 7 and 10 years, and/or (2) into any one or more of the following mutual fund investment portfolios through our Separate Account NY-B. Keep in mind that while an investment in the fixed account earns a fixed interest rate, an investment in any investment portfolio, depending on market conditions, may cause you to make or lose money. The investment portfolios available under your Contract are:

      THE GCG TRUST
         Total Return Series
         Mid-Cap Growth Series
         Research Series

      TRAVELERS SERIES FUND INC.
         Smith Barney High Income Portfolio
         Smith Barney International All Cap Growth Portfolio
              (formerly Smith Barney International Equity Portfolio) Smith Barney Large Cap Value Portfolio
         Smith Barney Money Market Portfolio

      GREENWICH STREET SERIES FUND
         Appreciation Portfolio

      THE SMITH BARNEY ALLOCATION SERIES INC.
         (formerly Smith Barney Concert Allocation Series Inc.)
         Smith Barney Select Balanced Portfolio
         Smith Barney Select Growth Portfolio
         Smith Barney Select High Growth Portfolio

5.   EXPENSES

The Contract has insurance features and investment features, and there are charges related to each. For the insurance features, the Company deducts an annual contract administrative charge of $30, and if you invest in an investment portfolio, a mortality and expense risk charge and an asset-based administrative charge. The mortality and expense risk charge and the asset-based administrative charge are deducted daily directly from your contract value in the investment portfolios. The mortality and expense risk charge (depending on the death benefit you choose) and the asset-based administrative charge, on an annual basis, are as follows:

                                         STANDARD        ANNUAL RATCHET ENHANCED
                                       DEATH BENEFIT          DEATH BENEFIT

 Mortality & Expense Risk Charge           1.10%                  1.25%
 Asset-Based Administrative Charge         0.15%                  0.15%
                                           -----                  -----
      Total                                1.25%                  1.40%



Each investment portfolio has charges for investment management fees and other expenses. These charges, which vary by investment portfolio, currently range from 0.53% to 1.18% annually (see following table) of the portfolio's average daily net asset balance.

If you withdraw money from your Contract, or if you begin receiving annuity payments, we may deduct a premium tax of 0%-3.5% to pay to your state. We deduct a surrender charge if you surrender your Contract or withdraw an amount exceeding the free withdrawal amount. The free withdrawal amount in any year is 15% of your contract value on the date of the withdrawal less any prior withdrawals during that contract year. The following table shows the schedule of the surrender charge that will apply. The surrender charge is a percent of each premium payment.

  COMPLETE YEARS ELAPSED          0     1     2     3     4     5     6    7+
      SINCE PREMIUM PAYMENT

  SURRENDER CHARGE                7%    6%    5%    4%    3%    2%    1%   0%


The following table is designed to help you understand the Contract charges. The "Total Annual Insurance Charges" column includes the maximum mortality and expense risk charge, the asset-based administrative charge, and reflects the annual contract administrative charge as 0.07% (based on an average contract value of $44,000). The "Total Annual Investment Portfolio Charges" column reflects the portfolio charges for each portfolio and are based on actual expenses as of December 31, 2001. The column "Total Annual Charges" reflects the sum of the previous two columns. The columns under the heading "Examples" show you how much you would pay under the Contract for a 1-year period and for a 10-year period. As required by the Securities and Exchange Commission, the examples assume that you invested $1,000 in a Contract that earns 5% annually and that you withdraw your money at the end of Year 1 or at the end of Year 10. The 1-Year examples above include a 7% surrender charge. For Years 1 and 10, the examples show the total annual charges assessed during that time and assume that you have elected the Annual Ratchet Enhanced Death Benefit. For these examples, the premium tax is assumed to be 0%.

----------------------------------------------------------------------------------------------------------------------------
                                                                                                  EXAMPLES:
                                                      TOTAL ANNUAL                                --------
                                 TOTAL ANNUAL         INVESTMENT            TOTAL           TOTAL CHARGES AT THE END OF:
                                   INSURANCE           PORTFOLIO           ANNUAL
 INVESTMENT PORTFOLIO               CHARGES             CHARGES            CHARGES           1 YEAR         10 YEARS
----------------------------------------------------------------------------------------------------------------------------

 THE GCG TRUST

 Mid-Cap Growth                      1.47%              0.89%              2.36%               $94            $ 270
 Research                            1.47%              0.89%              2.36%               $94            $ 270
 Total Return                        1.47%              0.89%              2.36%               $94            $ 270

 TRAVELERS SERIES FUND INC.

 Smith Barney High Income            1.47%              0.67%              2.14%               $92            $ 247
 Smith Barney International
   All Cap Growth                    1.47%              1.00%              2.47%               $95            $ 281
 Smith Barney Large Cap Value        1.47%              0.67%              2.14%               $92            $ 247
 Smith Barney Money Market           1.47%              0.53%              2.00%               $90            $ 233

 GREENWICH STREET SERIES FUND

 Appreciation                        1.47%              0.77%              2.24%               $93            $ 257

 SMITH BARNEY ALLOCATION   SERIES INC.

 Smith Barney Select Balanced        1.47%              1.05%              2.52%               $96            $ 286
 Smith Barney Select High
   Growth                            1.47%              1.18%              2.65%               $97            $ 298
 Smith Barney Select Growth          1.47%              1.11%              2.58%               $96            $ 291


The "Total Annual Investment Portfolio Charges" column above reflects current expense reimbursements for applicable investment portfolios. The 1-Year examples above include a 7% surrender charge. For more detailed information, see "Fees and Expenses" in the prospectus for the Contract.

6.   TAXES

Under a qualified Contract, your premiums are generally pre-tax contributions and accumulate on a tax-deferred basis. Premiums and earnings are generally taxed as income when you make a withdrawal or begin receiving annuity payments, presumably when you are in a lower tax bracket.

Under a non-qualified Contract, premiums are paid with after-tax dollars, and any earnings will accumulate tax-deferred. You will generally be taxed on these earnings, but not on premiums, when you make a withdrawal or begin receiving annuity payments.

For owners of most qualified Contracts, when you reach age 70 1/2 (or, in some cases, retire), you will be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts at your request. If you are younger than 59 1/2 when you take money out, in most cases, you will be charged a 10% federal penalty tax on the taxable amount withdrawn.

7.   WITHDRAWALS

You can withdraw your money at any time during the accumulation phase. You may elect in advance to take systematic withdrawals which are described on page 9. Withdrawals above the free withdrawal amount may be subject to a surrender charge. We will apply a market value adjustment if you withdraw your money from the fixed account more than 30 days before the applicable maturity date. Income taxes and a penalty tax may apply to amounts withdrawn.

8.   PERFORMANCE

The value of your Contract will fluctuate depending on the investment performance of the portfolio(s) you choose. The following chart shows average annual total return for each portfolio that was in operation for at least the entire calendar year of 2001. These numbers reflect the deduction of the mortality and expense risk charge (based on the Annual Ratchet Enhanced Death Benefit), the asset-based administrative charge and the annual contract fee, but do not reflect deductions for surrender charges, if any. If surrender charges were reflected, they would have the effect of reducing performance. Please keep in mind that past performance is not a guarantee of future results.

         INVESTMENT PORTFOLIO                                                            FISCAL YEAR
                                                                      2001           2000            1999           1998

         Managed by Massachusetts Financial Services Company
              Mid-Cap Growth                                        -24.59%          6.60%         76.48%          21.00%
              Research                                              -22.47%         -5.94%         22.42%          21.24%
              Total Return                                           -0.98%         14.81%          1.86%           9.94%

         Managed by Smith Barney Fund Management LLC
              Appreciation                                           -5.35%         -1.87%         11.44%          17.40%

         Managed by SSB Citi Management LLC*
              Smith Barney High Income                               -5.13%         -9.39%          1.06%          -1.06%
              Smith Barney International All Cap Growth             -31.99%        -24.93%         65.32%           4.93%
              Smith Barney Large Cap Value                           -9.46%         11.46%         -1.45%           8.20%
              Smith Barney Money Market                               2.15%          4.48%          3.21%           3.51%

         Managed by Travelers Investment Adviser, Inc.**
              Smith Barney Select Balanced                           -2.81%          3.23%          5.95%           7.91%
              Smith Barney Select Growth                            -11.07%         -6.30%         14.42%          12.28%
              Smith Barney Select High Growth                       -13.28%         -8.71%         25.00%          13.68%

         -----------------------
         *   Year Ended October 31, 2001.

         **  Year Ended January 31, 2002.




9.       DEATH BENEFIT

You may choose (i) the Standard Death Benefit, or (ii) the Annual Ratchet Enhanced Death Benefit. The Annual Ratchet Enhanced Death Benefit is available only if the contract owner or the annuitant (if the contract owner is not an individual) is less than 80 years old at the time of purchase. The Annual Ratchet Enhanced Death Benefit may not be available where a Contract is held by joint owners.

The death benefit is payable when the first of the following persons dies: the contract owner, joint owner, or annuitant (if a contract owner is not an individual). Assuming you are the contract owner, if you die during the accumulation phase, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the Contract. The death benefit paid depends on the death benefit you have chosen. The death benefit value is calculated at the close of the business day on which we receive written notice and due proof of death, as well as required claim forms, at our Customer Service Center. If your beneficiary elects to delay receipt of the death benefit until a date after the time of your death, the amount of the benefit payable in the future may be affected. If you die after the annuity start date and you are the annuitant, your beneficiary will receive the death benefit you chose under the annuity option then in effect.

The death benefit may be subject to certain mandatory distribution rules required by federal tax law.

Under the STANDARD DEATH BENEFIT, if you die before the annuity start date, your beneficiary will receive the greatest of:

     1)   the contract value;

     2) the total premium payments made under the Contract after subtracting any withdrawals; or

     3)   the cash surrender value.

Under the ANNUAL RATCHET ENHANCED DEATH BENEFIT, if you die before the annuity start date, your beneficiary will receive the greatest of:

     1)   the contract value;

     2) the total premium payments made under the Contract after subtracting any withdrawals;

     3)   the cash surrender value; or

     4) the enhanced death benefit, which is determined as follows: On each contract anniversary that occurs on or before the contract owner turns age 80, we compare the prior enhanced death benefit to the contract value and select the larger amount as the new enhanced death benefit. On all other days, the enhanced death benefit is the following amount:
          On a daily basis we first take the enhanced death benefit from the preceding day (which would be the initial premium if the preceding day is the contract date), then we add additional premiums paid since the preceding day, and then we subtract any withdrawals made since the preceding day (including any market value adjustment applied to such withdrawal), and then we subtract for any associated surrender charges. That amount becomes the new enhanced death benefit.

Note: In all cases described above, the amount of the death benefit could be reduced by premium taxes owed and withdrawals not previously deducted.

10.  OTHER INFORMATION

     FREE LOOK. If you cancel the Contract within 10 days after you receive it, you will receive a full refund of your contract value. We determine your contract value at the close of business on the day we receive your written refund request. For purposes of the refund during the free look period, we will include a refund of any charges deducted from your contract value. Because of the market risks associated with investing in the portfolios, the contract value returned may be greater or less than the premium you paid.

     TRANSFERS AMONG INVESTMENT PORTFOLIOS AND THE FIXED ACCOUNT. You can make transfers among your investment portfolios and your investment in the fixed account as frequently as you wish without any current tax implications. The minimum amount for a transfer is $100. There is currently no charge for transfers, and we do not limit the number of transfers allowed. The Company may, in the future, charge a $25 fee for any transfer after the twelfth transfer in a contract year or limit the number of transfers allowed. Keep in mind that if you transfer or otherwise withdraw your money from the fixed account more than 30 days before the applicable maturity date, we will apply a market value adjustment. A market value adjustment could increase or decrease your contract value and/or the amount you transfer or withdraw.

     NO PROBATE. In most cases, when you die, the person you choose as your beneficiary will receive the death benefit without going through probate. See "Federal Tax Considerations -- Taxation of Death Benefit Proceeds" in the prospectus.

     ADDITIONAL FEATURES. This Contract has other features that may interest you. These include:
              Dollar Cost Averaging. This is a program that allows you to invest a fixed amount of money in the investment portfolios each month, which may give you a lower average cost per unit over time than a single one-time purchase. Dollar cost averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. This option is currently available only if you have $1,200 or more in the Limited Maturity Bond or the Liquid Asset investment portfolios or in the fixed account with a 1-year guaranteed interest period. Transfers from the fixed account under this program will not be subject to a market value adjustment.

              Systematic Withdrawals. During the accumulation phase, you can arrange to have money sent to you at regular intervals throughout the year. Within limits these withdrawals will not result in any surrender charge. Withdrawals from your money in the fixed account under this program are not subject to a market value adjustment. Of course, any applicable income and penalty taxes will apply on amounts withdrawn.

              Automatic Rebalancing. If your contract value is $10,000 or more, you may elect to have the Company automatically readjust the money between your investment portfolios periodically to keep the blend you select. Investments in the fixed account are not eligible for automatic rebalancing.

11.  INQUIRIES

If you need more information after reading this profile and the prospectus, please contact us at:

     CUSTOMER SERVICE CENTER
     1000 WOODBURY ROAD, SUITE 102
     WOODBURY, NEW YORK  11797

     (800) 963-9539

or your registered representative.

This page intentionally left blank.

   RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
   SEPARATE ACCOUNT NY-B OF RELIASTAR LIFE INSURANCE COMPANY
   OF NEW YORK

           DEFERRED COMBINATION VARIABLE AND FIXED ANNUITY PROSPECTUS

                                EMPIRE PRIMELITE

--------------------------------------------------------------------------------

                                                                   APRIL 1, 2002

         This prospectus describes Empire PrimElite, an individual deferred variable annuity contract (the "Contract") offered by ReliaStar Life Insurance Company of New York ("ReliaStar of NY," the "Company," "we" or "our"). The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("qualified Contracts") as well as those that do not qualify for such treatment ("non-qualified Contracts").

         The Contract provides a means for you to invest your premium payments in one or more of the mutual fund investment portfolios. You may also allocate premium payments to our Fixed Account with guaranteed interest periods. Your contract value will vary daily to reflect the investment performance of the investment portfolio(s) you select and any interest credited to your allocations in the Fixed Account. The investment portfolios available under your Contract and the portfolio managers are listed on the back of this cover.

         We will credit your Fixed Interest Allocation(s) with a fixed rate of interest. We set the interest rates periodically. We will not set the interest rate to be less than a minimum annual rate of 3%. You may choose guaranteed interest periods of 1, 3, 5, 7 and 10 years. The interest earned on your money as well as your principal is guaranteed as long as you hold them until the maturity date. If you take your money out from a Fixed Interest Allocation more than 30 days before the applicable maturity date, we will apply a market value adjustment ("Market Value Adjustment"). A Market Value Adjustment could increase or decrease your contract value and/or the amount you take out. You bear the risk that you may receive less than your principal if we take a Market Value Adjustment. You have a right to return a Contract within 10 days after you receive it for a full refund of the contract value (which may be more or less than the premium payments you paid).

         This prospectus provides information that you should know before investing and should be kept for future reference. A Statement of Additional Information ("SAI"), dated April 1, 2002, has been filed with the Securities and Exchange Commission ("SEC"). It is available without charge upon request. To obtain a copy of this document, write to our Customer Service Center at 1000 Woodbury Road Suite 102 Woodbury, New York 11797 or call (800) 963-9539, or access the SEC's website (http://www.sec.gov). The table of contents of the SAI is on the last page of this prospectus and the SAI is made part of this prospectus by reference.

     THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. AN INVESTMENT IN THE GCG TRUST, TRAVELERS SERIES FUND INC., GREENWICH STREET SERIES FUND AND SMITH BARNEY ALLOCATION SERIES INC. IS NOT A BANK DEPOSIT AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

THE INVESTMENT PORTFOLIOS AND THE MANAGERS ARE LISTED ON THE BACK OF THIS COVER.
--------------------------------------------------------------------------------

EPE--121815

         The investment portfolios available under your Contract and the portfolio managers are:

                  MASSACHUSETTS FINANCIAL SERVICES COMPANY
                       Mid-Cap Growth Series
                       Research Series
                       Total Return Series

                  SSB CITI FUND MANAGEMENT LLC
                       Smith Barney High Income Portfolio
                       Smith Barney International All Cap Growth Portfolio
                       Smith Barney Large Cap Value Portfolio
                          (formerly Smith Barney International Equity Portfolio)
                       Smith Barney Money Market Portfolio

                  SMITH BARNEY FUND MANAGEMENT LLC
                       Appreciation Portfolio

                  TRAVELERS INVESTMENT ADVISER, INC.
                      Smith Barney Select Balanced Portfolio
                      Smith Barney Select Growth Portfolio
                      Smith Barney Select High Growth Portfolio

     The above mutual fund investment portfolios are purchased and held by corresponding divisions of our Separate Account NY-B. We refer to the divisions as "subaccounts" and the money you place in the Fixed Account's guaranteed interest periods as "Fixed Interest Allocations" in this prospectus.

EPE--121815

                                                  6

--------------------------------------------------------------------------------
                                TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                                                PAGE

         Index of Special Terms...........................................................................        1
         Fees and Expenses................................................................................        2
         Performance Information..........................................................................        5
               Accumulation Unit..........................................................................        5
               Net Investment Factor......................................................................        5
               Condensed Financial Information............................................................        5
               Financial Statements.......................................................................        5
               Performance Information....................................................................        5
         ReliaStar Life Insurance Company of New York.....................................................        6
         The Trusts.......................................................................................        7
         ReliaStar of NY Separate Account NY-B............................................................        7
         The Investment Portfolios........................................................................        8
               Investment Objectives......................................................................        8
               Investment Management Fees and Other Expenses..............................................        9
         The Fixed Interest Allocation....................................................................       10
               Selecting a Guaranteed Interest Period.....................................................       11
               Guaranteed Interest Rates..................................................................       11
               Transfers from a Fixed Interest Allocation.................................................       11
               Withdrawals from a Fixed Interest Allocation...............................................       12
               Market Value Adjustment....................................................................       12
         The Annuity Contract.............................................................................       13
               Contract Date and Contract Year ...........................................................       13
               Annuity Start Date.........................................................................       13
               Contract Owner.............................................................................       13
               Annuitant..................................................................................       14
               Beneficiary................................................................................       14
               Purchase and Availability of the Contract..................................................       15
               Crediting of Premium Payments..............................................................       15
               Administrative Procedures..................................................................       16
               Contract Value.............................................................................       16
               Cash Surrender Value.......................................................................       16
               Surrendering to Receive the Cash Surrender Value...........................................       17
               The Subaccounts............................................................................       17
               Addition, Deletion or Substitution of Subaccounts and Other Changes........................       17
               The Fixed Account..........................................................................       18
               Other Contracts............................................................................       17
               Other Important Provisions.................................................................       18
         Withdrawals......................................................................................       18
               Regular Withdrawals........................................................................       18
               Systematic Withdrawals.....................................................................       18
               IRA Withdrawals............................................................................       20
         Transfers Among Your Investments.................................................................       20
               Transfers by Third Parties.................................................................       21
               Dollar Cost Averaging......................................................................       21
               Automatic Rebalancing......................................................................       22
         Death Benefit Choices............................................................................       22
               Death Benefit During the Accumulation Phase................................................       22
                   Standard Death Benefit.................................................................       22
                   Annual Ratchet Enhanced Death Benefit..................................................       22
         Death Benefit During the Income Phase............................................................       23


--------------------------------------------------------------------------------
                          TABLE OF CONTENTS (CONTINUED)
--------------------------------------------------------------------------------

                                                                                                                PAGE

               Required Distributions upon Contract Owner's Death.........................................       23
         Charges and Fees.................................................................................       24
               Charge Deduction Subaccount................................................................       24
               Charges Deducted from the Contract Value...................................................       24
                   Surrender Charge.......................................................................       24
                   Free Withdrawal Amount.................................................................       24
                   Surrender Charge for Excess Withdrawals................................................       24
                   Premium Taxes..........................................................................       25
                   Administrative Charge..................................................................       25
                   Transfer Charge........................................................................       25
               Charges Deducted from the Subaccounts......................................................       25
                   Mortality and Expense Risk Charge......................................................       25
                   Asset-Based Administrative Charge......................................................       25
               Trust Expenses and Fund Expenses...........................................................       26
         The Annuity Options..............................................................................       26
               Annuitization of Your Contract.............................................................       26
               Selecting the Annuity Start Date...........................................................       27
               Frequency of Annuity Payments..............................................................       27
               The Annuity Options........................................................................       27
                   Income for a Fixed Period..............................................................       27
                   Income for Life with a Period Certain..................................................       27
                   Joint Life Income......................................................................       27
                   Annuity Plan...........................................................................       27
               Payment When Named Person Dies.............................................................       27
         Other Contract Provisions........................................................................       28
               Reports to Contract Owners.................................................................       28
               Suspension of Payments.....................................................................       28
               In Case of Errors in Your Application......................................................       28
               Assigning the Contract as Collateral.......................................................       28
               Contract Changes-Applicable Tax Law........................................................       28
               Free Look..................................................................................       28
               Group or Sponsored Arrangements............................................................       29
               Selling the Contract.......................................................................       29
         Other Information................................................................................       30
               Voting Rights..............................................................................       30
               State Regulation...........................................................................       30
               Legal Proceedings..........................................................................       30
               Legal Matters..............................................................................       30
               Experts....................................................................................       30
         Federal Tax Considerations.......................................................................       31
         More Information About ReliaStar Life Insurance Company of New York..............................       36
         Financial Statements of ReliaStar Life Insurance Company of New York.............................       48
         Statement of Additional Information
               Table of Contents..........................................................................       69
         Appendix A
               Condensed Financial Information............................................................       A1
         Appendix B
               Market Value Adjustment Examples...........................................................       B1
         Appendix C
               Surrender Charge for Excess Withdrawals Example............................................       C1


--------------------------------------------------------------------------------
                             INDEX OF SPECIAL TERMS
--------------------------------------------------------------------------------
The following special terms are used throughout this prospectus. Refer to the page(s) listed for an explanation of each term:

SPECIAL TERM                                                         PAGE
Accumulation Unit                                                        5
Annual Ratchet Enhanced Death Benefit                                   22
Annuitant                                                               14
Annuity Start Date                                                      13
Cash Surrender Value                                                    16
Contract Date                                                           13
Contract Owner                                                          13
Contract Value                                                          16
Contract Year                                                           13
Fixed Interest Allocation                                               10
Free Withdrawal Amount                                                  24
Market Value Adjustment                                                 12
Net Investment Factor                                                    5
Standard Death Benefit                                                  22


The following terms as used in this prospectus have the same or substituted meanings as the corresponding terms currently used in the Contract:

TERM USED IN THIS PROSPECTUS     CORRESPONDING TERM USED IN THE CONTRACT
Accumulation Unit Value          Index of Investment Experience
Annuity Start Date               Annuity Commencement Date
Contract Owner                   Owner or Certificate Owner
Contract Value                   Accumulation Value
Transfer Charge                  Excess Allocation Charge
Fixed Interest Allocation        Fixed Allocation
Free Look Period                 Right to Examine Period
Guaranteed Interest Period       Guarantee Period
Subaccount(s)                    Division(s)
Net Investment Factor            Experience Factor
Regular Withdrawals              Conventional Partial Withdrawals
Withdrawals                      Partial Withdrawals

--------------------------------------------------------------------------------
                                FEES AND EXPENSES
--------------------------------------------------------------------------------

CONTRACT OWNER TRANSACTION EXPENSES*

      Surrender Charge:

  COMPLETE YEARS ELAPSED          0     1     2     3     4     5     6    7+
      SINCE PREMIUM PAYMENT

  SURRENDER CHARGE                7%    6%    5%    4%    3%    2%    1%   0%


      Transfer Charge................................................     None**
      * If you invested in a Fixed Interest Allocation, a Market Value Adjustment may apply to certain transactions. This may increase or decrease your contract value and/or your transfer or surrender amount.
      ** We may in the future charge $25 per transfer if you make more than 12 transfers in a contract year.

ANNUAL CONTRACT ADMINISTRATIVE CHARGE

      Administrative Charge............................................     $ 30
      (We waive this charge if the total of your premium payments is $100,000 or more, or if your contract value at the end of a contract year is $100,000 or more.)

SEPARATE ACCOUNT NY-B ANNUAL CHARGES***

                                           STANDARD       ENHANCED DEATH BENEFIT
                                         DEATH BENEFIT        ANNUAL RATCHET
                                         -------------    ----------------------
   Mortality and Expense Risk Charge....     1.10%                  1.25%
   Asset-Based Administrative Charge....     0.15%                  0.15%
                                             -----                  -----
   Total Separate Account Charges.......     1.25%                  1.40%

   *** As a percentage of average assets in each subaccount. The mortality and expense risk charge and the asset-based administrative charge are deducted daily.

THE GCG TRUST ANNUAL EXPENSES (as a percentage of the average daily net assets of a portfolio):

---------------------------------------------------------------------------------------------------------------
                                                                  TOTAL FUND                      NET FUND
                                    DISTRIBUTION                    ANNUAL                         ANNUAL
                                       AND/OR                      EXPENSES          TOTAL        EXPENSES
                        INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                         ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
                            FEE(1)      FEE(2)      EXPENSES     REDUCTIONS(1)     REDUCTIONS   REDUCTIONS(3)
  PORTFOLIO
---------------------------------------------------------------------------------------------------------------
  Mid-Cap Growth           0.88%        0.00%        0.01%           0.89%           0.00%          0.89%
  Research                 0.88%        0.00%        0.01%           0.89%           0.00%          0.89%
  Total Return             0.88%        0.00%        0.01%           0.89%           0.00%          0.89%
---------------------------------------------------------------------------------------------------------------

       (1) Fees decline as the total assets of certain combined portfolios increase. See the prospectus for The GCG Trust for more information.

       (2) Other expenses generally consist of independent trustees fees and certain expenses associated with investing in international markets. Other expenses are based on actual expenses for the year ended December 31, 2001, except for (i) portfolios that commenced operations in 2001 and (ii) newly formed portfolios where the charges have been estimated.

       (3) Total Expenses are based on actual expenses for the fiscal year ended December 31, 2001.

TRAVELERS SERIES FUND ANNUAL EXPENSES (as a percentage of the average daily net assets of the portfolio):

----------------------------------------------------------------------------------------------------------------------------
                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
                                         FEE          FEE       EXPENSES     REDUCTIONS(1)     REDUCTIONS     REDUCTIONS
  PORTFOLIO
----------------------------------------------------------------------------------------------------------------------------
    Smith Barney High Income            0.60%        0.00%        0.07%           0.67%           0.00%          0.67%
    Smith Barney International
      All Cap Growth                    0.90%        0.00%        0.10%          1.00%            0.00%          1.00%
    Smith Barney Large Cap
      Value                             0.65%        0.00%        0.02%          0.67%            0.00%          0.67%
    Smith Barney Money
      Market                            0.50%        0.00%        0.03%          0.53%            0.00%          0.53%
   -------------------------------------------------------------------------------------------------------------------------

       (1) Other expenses are based on actual expenses for the fiscal year ended October 31, 2001.

GREENWICH STREET SERIES FUND ANNUAL EXPENSES (as a percentage of the average daily net assets of the portfolio):

   -------------------------------------------------------------------------------------------------------------------------
                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE       EXPENSES     REDUCTIONS(1)     REDUCTIONS     REDUCTIONS
   -------------------------------------------------------------------------------------------------------------------------
    Appreciation                        0.55%        0.22%        0.77%           0.00%           0.00%          0.77%
   -------------------------------------------------------------------------------------------------------------------------

       (1) Other expenses are based on actual expenses for the year ended December 31, 2001.

SMITH BARNEY ALLOCATION SERIES INC. ANNUAL EXPENSES (as a percentage of the average daily net assets of the portfolio):

   -------------------------------------------------------------------------------------------------------------------------
                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE       EXPENSES     REDUCTIONS(1)     REDUCTIONS     REDUCTIONS
   -------------------------------------------------------------------------------------------------------------------------
    Smith Barney Select Balanced        0.35%        0.00%        0.69%           1.04%           0.00%          1.04%
    Smith Barney Select Growth          0.35%        0.00%        0.79%           1.14%           0.00%          1.14%
    Smith Barney Select High
      Growth                            0.35%        0.00%        0.86%          1.21%            0.00%          1.21%
   -------------------------------------------------------------------------------------------------------------------------

       (1) Other expenses are based on a weighted average of the expense ratios of the underlying funds in which a particular portfolio was invested on January 31, 2001. The expense ratios for the underlying funds are based on actual expense for each fund's Class Y shares as of the end of such fund's most recent fiscal year.

The purpose of the foregoing tables is to help you understand the various costs and expenses that you will bear directly and indirectly. See the prospectuses of The GCG Trust, the Travelers Series Fund, Inc., the Greenwich Street Series Fund and the Smith Barney Allocation, Inc. for additional information on management or advisory fees and in some cases on other portfolio expenses.

Premium taxes (which currently range from 0% to 3.5% of premium payments) may apply, but are not reflected in the tables above or in the examples below.

EXAMPLES:

In the following examples, surrender charges may apply if you choose to annuitize within the first 7 contract years. The examples also assume election of the Annual Ratchet Enhanced Death Benefit and are based on an assumed 5% annual return. The total annual fund expenses used are those shown in the column "Net Fund Annual Expenses After Waivers or Reductions" in the fund expense tables, assuming that any applicable fee waivers or reimbursements would apply during all periods shown.

If you surrender your Contract at the end of the applicable time period, you would pay the following expenses for each $1,000 invested:

      --------------------------------------------------------------------------------------------------------------
                                                  1 YEAR            3 YEARS          5 YEARS          10 YEARS
      --------------------------------------------------------------------------------------------------------------

        THE GCG TRUST

        Mid-Cap Growth                              $94              $124              $156             $270
        Research                                    $94              $124              $156             $270
        Total Return                                $94              $124              $156             $270

        TRAVELERS SERIES FUND

        Smith Barney High Income                    $92              $117              $145             $247
        Smith Barney International All Cap          $95              $127              $162             $281
          Growth

        Smith Barney Large Cap Value                $92              $117              $145             $247
        Smith Barney Money Market                   $90              $113              $138             $233

        GREENWICH STREET SERIES FUND INC.

        Appreciation                                $93              $120              $150             $257

        SMITH BARNEY ALLOCATION SERIES INC.

        Smith Barney Select Balanced                $96              $128              $164             $286
        Smith Barney Select Growth                  $96              $130              $167             $291
        Smith Barney Select High Growth             $97              $132              $171             $298
      --------------------------------------------------------------------------------------------------------------


If you do not surrender your Contract or if you annuitize on the annuity start date, you would pay the following expenses for each $1,000 invested:

      --------------------------------------------------------------------------------------------------------------
                                                  1 YEAR            3 YEARS          5 YEARS          10 YEARS
      --------------------------------------------------------------------------------------------------------------

        THE GCG TRUST

        Mid-Cap Growth                              $24               $74              $126             $270
        Research                                    $24               $74              $126             $270
        Total Return                                $24               $74              $126             $270

        TRAVELERS SERIES FUND

        Smith Barney High Income                    $22               $67              $115             $247
        Smith Barney International All Cap          $25               $77              $132             $281
          Growth

        Smith Barney Large Cap Value                $22               $67              $115             $247
        Smith Barney Money Market                   $20               $63              $108             $233

        GREENWICH STREET SERIES FUND INC.

        Appreciation                                $23               $70              $120             $257

        SMITH BARNEY ALLOCATION SERIES INC.

        Smith Barney Select Balanced                $26               $78              $134             $286
        Smith Barney Select Growth                  $26               $80              $137             $291
        Smith Barney Select High Growth             $27               $82              $141             $298
      --------------------------------------------------------------------------------------------------------------



The examples above reflect the annual administrative charge as an annual charge of 0.07% of assets (based on an average contract value of $44,000). If the Standard Death Benefit is elected instead of the Annual Ratchet Enhanced Death Benefit used in the examples, the actual expenses will be less than those represented in the examples. THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE MORE OR LESS THAN THOSE SHOWN SUBJECT TO THE TERMS OF YOUR CONTRACT. EXAMPLES ASSUME THAT ANY CONTRACTUAL WAIVERS OR REIMBURSEMENTS REMAIN IN EFFECT FOR ALL PERIODS SHOWN.

--------------------------------------------------------------------------------
                             PERFORMANCE INFORMATION
--------------------------------------------------------------------------------

ACCUMULATION UNIT

We use accumulation units to calculate the value of a Contract. Each subaccount of Separate Account NY-B of ReliaStar of NY ("Separate Account NY-B") has its own accumulation unit value. The accumulation units are valued each business day that the New York Stock Exchange is open for trading. Their values may increase or decrease from day to day according to a Net Investment Factor, which is primarily based on the investment performance of the applicable investment portfolio. Shares in the investment portfolios are valued at their net asset value.

THE NET INVESTMENT FACTOR

The Net Investment Factor is an index number which reflects charges under the Contract and the investment performance of the subaccount. The Net Investment Factor is calculated for each subaccount as follows:

        (1) We take the net asset value of the subaccount at the end of each business day.
        (2) We add to (1) the amount of any dividend or capital gains distribution declared for the subaccount and reinvested in such subaccount. We subtract from that amount a charge for our taxes, if any.
        (3) We divide (2) by the net asset value of the subaccount at the end of the preceding business day.
        (4) We then subtract the applicable daily mortality and expense risk charge and the daily asset-based administrative charge from the subaccount.
Calculations for the subaccounts are made on a per share basis.

CONDENSED FINANCIAL INFORMATION

Tables containing (i) the accumulation unit value history of each subaccount of Separate Account NY-B offered in this prospectus and (ii) the total investment value history of each such subaccount are presented in Appendix A - Condensed Financial Information.

FINANCIAL STATEMENTS

The audited financial statements of Separate Account NY-B for the year ended December 31, 2001 are included in the Statement of Additional Information. Because the Separate Account NY-B audited financial statements relate to periods prior to April 1, 2002 ("the merger date"), the financial statements and Report of Independent Auditors thereon refer to First Golden American Separate Account NY-B. As of the merger date, Separate Account NY-B will be named ReliaStar Life Insurance Company of New York Separate Account NY-B. The audited financial statements of ReliaStar of NY as of December 31, 2001 and 2000, and for the three years ended December 31, 2001 are included in this prospectus.

PERFORMANCE INFORMATION

From time to time, we may advertise or include in reports to contract owners performance information for the subaccounts of Separate Account NY-B, including the average annual total return performance, yields and other nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC.

Except for the Smith Barney Money Market subaccount, quotations of yield for the subaccounts will be based on all investment income per unit (contract value divided by the accumulation unit) earned during a given 30-day period, less expenses accrued during such period. Information on standard total average annual return performance will include average annual rates of total return for 1, 5 and 10 year periods, or lesser periods depending on how long the subaccount of Separate Account NY-B has been investing in the portfolio. We may show other total returns for periods of less than one year. Total return figures will be based on the actual historic performance of the subaccounts of Separate Account NY-B, assuming an investment at the beginning of the period when the subaccount first invested in the portfolio, withdrawal of the investment at the end of the period, adjusted to reflect the deduction of all applicable portfolio and contract charges. We may also show rates of total return on amounts invested at the beginning of the period with no withdrawal at the end of the period. Total return figures which assume no withdrawals at the end of the period will reflect all recurring charges, but will not reflect the surrender charge. In addition, we may present historic performance data for the investment portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts of Separate Account NY-B. This data is designed to show the performance that would have resulted if the Contract had been in existence before the subaccounts began investing in the portfolios.

Current yield for the Smith Barney Money Market subaccount is based on income received by a hypothetical investment over a given 7-day period, less expenses accrued, and then "annualized" (i.e., assuming that the 7-day yield would be received for 52 weeks). We calculate "effective yield" for the Liquid Asset subaccount in a manner similar to that used to calculate yield, but when annualized, the income earned by the investment is assumed to be reinvested. The "effective yield" will thus be slightly higher than the "yield" because of the compounding effect of earnings. We calculate quotations of yield for the remaining subaccounts on all investment income per accumulation unit earned during a given 30-day period, after subtracting fees and expenses accrued during the period assuming no surrender. We may compare performance information for a subaccount to: (i) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, or any other applicable market indices, (ii) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies), or any other rating service, and (iii) the Consumer Price Index (a measure for inflation) to determine the real rate of return of an investment in the Contract. Our reports and promotional literature may also contain other information, including the ranking of any subaccount based on rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by similar rating services.

Performance information reflects only the performance of a hypothetical contract and should be considered in light of other factors, including the investment objective of the investment portfolio and market conditions. Please keep in mind that past performance is not a guarantee of future results.

--------------------------------------------------------------------------------
                  RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
--------------------------------------------------------------------------------

ReliaStar of NY is a New York stock life insurance company originally incorporated on June 11, 1917 under the name The Morris Plan Insurance Society. ReliaStar of NY is authorized to transact business in all states, the District of Columbia and the Dominican Republic and is principally engaged in the business of providing individual life insurance and annuities, employee benefit products and services, retirement plans, and life and health reinsurance. ReliaStar of NY is a wholly-owned subsidiary of Security-Connecticut Life Insurance Company and is an indirect wholly-owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company based in The Netherlands. ReliaStar of NY's financial statements appear in this prospectus.

ING also owns Directed Services, Inc., the investment manager of The GCG Trust and the distributor of the Contracts, and other interests and ING Pilgrim Investments, LLC, a portfolio manager of The GCG Trust, and the investment manager of the Pilgrim Variable Insurance Trust and the Pilgrim Variable Products Trust. ING also owns Baring International Investment Limited, another portfolio manager of The GCG Trust, and ING Investment Management Advisors B.V., a portfolio manager of the Pilgrim Variable Insurance Trust.

Our principal office is located at 1000 Woodbury Road, Suite 102, Woodbury, New York 11797.

--------------------------------------------------------------------------------
                                   THE TRUSTS
--------------------------------------------------------------------------------
In this prospectus, we refer to The GCG Trust, Travelers Series Fund Inc., Greenwich Street Series Fund and Smith Barney Concert Allocation Series collectively as the "Trusts" and individually as a "Trust." The GCG Trust is a mutual fund whose shares are available to separate accounts funding variable annuity and variable life insurance policies offered by ReliaStar of NY and other affiliated insurance companies. The GCG Trust may also sell its shares to separate accounts of insurance companies not affiliated with ReliaStar of NY. Pending SEC approval, shares of The GCG Trust may also be sold to certain qualified pension and retirement plans. The principal address of The GCG Trust is 1475 Dunwoody Drive, West Chester, PA 19380.

The Travelers Series Fund Inc., Greenwich Street Series Fund and Smith Barney Allocation Series Inc. are also mutual funds whose shares are available to Account NY-B which funds variable insurance products offered by ReliaStar of NY. The Travelers Series Fund Inc., Greenwich Street Series Fund and Smith Barney Allocation Series Inc. may also sell their shares to separate accounts of other insurance companies, both affiliated and not affiliated with ReliaStar of NY. The principal address of Travelers Series Fund Inc., Greenwich Street Series Fund and Smith Barney Allocation Series is 388 Greenwich Street, New York, New York 10013. In the event that, due to differences in tax treatment or other considerations, the interests of contract owners of various contracts participating in the Trusts conflict, we, the Boards of Trustees of The GCG Trust, and Greenwich Street Series Fund, the Boards of Directors of Travelers Series Fund Inc. and Smith Barney Allocation Series Inc., and the management of Directed Services, Inc., and any other insurance companies participating in the Trusts will monitor events to identify and resolve any material conflicts that may arise.

YOU WILL FIND MORE DETAILED INFORMATION ABOUT THE GCG TRUST, TRAVELERS SERIES FUND INC., GREENWICH STREET SERIES FUND AND SMITH BARNEY ALLOCATION SERIES IN APPENDIX B--THE INVESTMENT PORTFOLIOS.

--------------------------------------------------------------------------------
                      RELIASTAR OF NY SEPARATE ACCOUNT NY-B
--------------------------------------------------------------------------------

ReliaStar of NY Separate Account NY-B ("Separate Account NY-B") was established as a separate account of First Golden American Life Insurance Company of New York ("First Golden") on June 13, 1996. It became a separate account of ReliaStar of NY as a result of the merger of First Golden into ReliaStar of NY effective April 1, 2002. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Separate Account NY-B is a separate investment account used for our variable annuity contracts. We own all the assets in Separate Account NY-B but such assets are kept separate from our other accounts.

Separate Account NY-B is divided in subaccounts. Each subaccount invests exclusively in shares of one mutual fund investment portfolio of The GCG Trust, Travelers Series Fund Inc., Greenwich Street Series Fund and Smith Barney Allocation Series Inc. Each investment portfolio has its own distinct investment objectives and policies. Income, gains and losses, realized or unrealized, of a portfolio are credited to or charged against the corresponding subaccount of Separate Account NY-B without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity contracts supported by Separate Account NY-B. If the assets in Separate Account NY-B exceed the required reserves and other liabilities, we may transfer the excess to our general account. We are obligated to pay all benefits and make all payments provided under the Contracts.

NOTE: We currently offer other variable annuity contracts that invest in Separate Account NY-B but are not discussed in this prospectus. Separate Account NY-B may also invest in other investment portfolios which are not available under your Contract. Under certain circumstances, we may make certain changes to the subaccounts. For more information, see "The Annuity Contract -- Addition, Deletion, or Substitution of Subaccounts and Other Changes."

--------------------------------------------------------------------------------
                          THE FIXED INTEREST ALLOCATION
--------------------------------------------------------------------------------
You may allocate premium payments and transfer your contract value to the guaranteed interest periods of our Fixed Account at any time during the accumulation period. Every time you allocate money to the Fixed Account, we set up a Fixed Interest Allocation for the guaranteed interest period you select. We currently offer guaranteed interest periods of 1, 3, 5, 7 and 10 years, although we may not offer all these periods in the future. You may select one or more guaranteed interest periods at any one time. We will credit your Fixed Interest Allocation with a guaranteed interest rate for the interest period you select, so long as you do not withdraw money from that Fixed Interest Allocation before the end of the guaranteed interest period. Each guaranteed interest period ends on its maturity date which is the last day of the month in which the interest period is scheduled to expire.

If you surrender, withdraw, transfer or annuitize your investment in a Fixed Interest Allocation more than 30 days before the end of the applicable guaranteed interest period, we will apply a Market Value Adjustment to the transaction. A Market Value Adjustment could increase or decrease the amount you surrender, withdraw, transfer or annuitize, depending on current interest rates at the time of the transaction. YOU BEAR THE RISK THAT YOU MAY RECEIVE LESS THAN YOUR PRINCIPAL IF WE APPLY A MARKET VALUE ADJUSTMENT.

Assets supporting amounts allocated to the Fixed Account are available to fund the claims of all classes of our customers, contract owners and other creditors. Interests under your Contract relating to the Fixed Account are registered under the Securities Act of 1933, but the Fixed Account is not registered under the 1940 Act.

SELECTING A GUARANTEED INTEREST PERIOD

You may select one or more Fixed Interest Allocations with specified guaranteed interest periods. A guaranteed interest period is the period that a rate of interest is guaranteed to be credited to your Fixed Interest Allocation. We may at any time decrease or increase the number of guaranteed interest periods offered.

Your contract value in the Fixed Account is the sum of your Fixed Interest Allocations and the interest credited as adjusted for any withdrawals (including any Market Value Adjustment applied to such withdrawal), transfers or other charges we may impose. Your Fixed Interest Allocation will be credited with the guaranteed interest rate in effect for the guaranteed interest period you selected when we receive and accept your premium or reallocation of contract value. We will credit interest daily at a rate, which yields the quoted guaranteed interest rate.

GUARANTEED INTEREST RATES

Each Fixed Interest Allocation will have an interest rate that is guaranteed as long as you do not take your money out until its maturity date. We do not have a specific formula for establishing the guaranteed interest rates for the different guaranteed interest periods. We determine guaranteed interest rates at our sole discretion. To find out the current guaranteed interest rate for a guaranteed interest period you are interested in, please contact our Customer Service Center or your registered representative. The determination may be influenced by the interest rates on fixed income investments in which we may invest with the amounts we receive under the Contracts. We will invest these amounts primarily in investment-grade fixed income securities (i.e., rated by Standard & Poor's rating system to be suitable for prudent investors) although we are not obligated to invest according to any particular strategy, except as may be required by applicable law. You will have no direct or indirect interest in these investments. We will also consider other factors in determining the guaranteed interest rates, including regulatory and tax requirements, sales commissions and administrative expenses borne by us, general economic trends and competitive factors. We cannot predict the level of future interest rates but no Fixed Interest Allocation will ever have a guaranteed interest rate of less than 3% per year. We may from time to time at our discretion offer interest rate specials for new premiums that are higher than the current base interest rate then offered. Renewal rates for such rate specials will be based on the base interest rate and not on the special rates initially declared.

TRANSFERS FROM A FIXED INTEREST ALLOCATION

You may transfer your contract value in a Fixed Interest Allocation to one or more new Fixed Interest Allocations with new guaranteed interest periods, or to any of the subaccounts of Separate Account NY-B. Unless you tell us the Fixed Interest Allocations from which such transfers will be made, we will transfer amounts from your Fixed Interest Allocations starting with the guaranteed interest period nearest its maturity date, until we have honored your transfer request. The minimum amount that you can transfer to or from any Fixed Interest Allocation is $250. If a transfer request would reduce the contract value remaining in a Fixed Interest Allocation to less than $100, we will treat such transfer request as a request to transfer the entire contract value in such Fixed Interest Allocation. Transfers from a Fixed Interest Allocation may be subject to a Market Value Adjustment. If you have a special Fixed Interest Allocation that was offered exclusively with our dollar cost averaging program, cancelling dollar cost averaging will cause a transfer of the entire contract value in such Fixed Interest Allocation to the Liquid Asset subaccount, and such a transfer is subject to a Market Value Adjustment.

On the maturity date of a guaranteed interest period, you may transfer amounts from the applicable Fixed Interest Allocation to the subaccount(s) and/or to new Fixed Interest Allocations with guaranteed interest periods of any length we are offering at that time. You may not, however, transfer amounts to any Fixed Interest Allocation with a guaranteed interest period that extends beyond the annuity start date.

At least 30 calendar days before a maturity date of any of your Fixed Interest Allocations, or earlier if required by state law, we will send you a notice of the guaranteed interest periods that are available. You must notify us which subaccounts or new guaranteed interest periods you have selected before the maturity date of your Fixed Interest Allocations. If we do not receive timely instructions from you, we will transfer the contract value in the maturing Fixed Interest Allocation to a new Fixed Interest Allocation with a guaranteed interest period that is the same as the expiring guaranteed interest period. If such guaranteed interest period is not available or would go beyond the annuity start date, we will transfer your contract value in the maturing Fixed Interest Allocation to the next shortest guaranteed interest period which does not go beyond the annuity start date. If no such guaranteed interest period is available, we will transfer the contract value to a subaccount specially designated by the Company for such purpose. Currently we use the Liquid Asset subaccount for such purpose.

WITHDRAWALS FROM A FIXED INTEREST ALLOCATION

During the accumulation phase, you may withdraw a portion of your contract value in any Fixed Interest Allocation. You may make systematic withdrawals of only the interest earned during the prior month, quarter or year, depending on the frequency chosen, from a Fixed Interest Allocation under our systematic withdrawal option. Systematic withdrawals from a Fixed Interest Allocation are not permitted if such Fixed Interest Allocation is currently participating in the dollar cost averaging program. A withdrawal from a Fixed Interest Allocation may be subject to a Market Value Adjustment and, in some cases, a surrender charge. Be aware that withdrawals may have federal income tax consequences, including a 10% penalty tax, as well as state income tax consequences.

If you tell us the Fixed Interest Allocation from which your withdrawal will be made, we will assess the withdrawal against that Fixed Interest Allocation. If you do not, we will assess your withdrawal against the subaccounts in which you invested, unless the withdrawal exceeds the contract value in the subaccounts. If there is no contract value in those subaccounts, we will deduct your withdrawal from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until we have honored your request.

MARKET VALUE ADJUSTMENT

A Market Value Adjustment may decrease, increase or have no effect on your contract value. We will apply a Market Value Adjustment (i) whenever you withdraw or transfer money from a Fixed Interest Allocation (unless made within 30 days before the maturity date of the applicable guaranteed interest period, or under the systematic withdrawal or dollar cost averaging program) and (ii) if on the annuity start date a guaranteed interest period for any Fixed Interest Allocation does not end on or within 30 days of the annuity start date.

We determine the Market Value Adjustment by multiplying the amount you withdraw, transfer or apply to an income plan by the following factor:

                 (     1+I        )N/365
                  ---------------
                    1+J+.0025                -1


Where,
         o "I" is the Index Rate for a Fixed Interest Allocation on the first day of the guaranteed interest period;

         o "J" is the Index Rate for a new Fixed Interest Allocation with a guaranteed interest period equal to the time remaining in the guaranteed interest period, at the time of calculation; and

         o "N" is the remaining number of days in the guaranteed interest period at the time of calculation.

The Index Rate is the average of the Ask Yields for U.S. Treasury Strips as quoted by a national quoting service for a period equal to the applicable guaranteed interest period. The average is currently based on the period starting from the 22nd day of the calendar month two months prior to the month of the Index Rate determination and ending the 21st day of the calendar month immediately before the month of determination. We currently calculate the Index Rate once each calendar month but have the right to calculate it more frequently. The Index Rate will always be based on a period of at least 28 days. If the Ask Yields are no longer available, we will determine the Index Rate by using a suitable and approved, if required, replacement method.

A Market Value Adjustment may be positive, negative or result in no change. In general, if interest rates are rising, you bear the risk that any Market Value Adjustment will likely be negative and reduce your contract value. On the other hand, if interest rates are falling, it is more likely that you will receive a positive Market Value Adjustment that increases your contract value. In the event of a full surrender, transfer or annuitization from a Fixed Interest Allocation, we will add or subtract any Market Value Adjustment from the amount surrendered, transferred or annuitized. In the event of a partial withdrawal, transfer or annuitization, we will add or subtract any Market Value Adjustment from the total amount withdrawn, transferred or annuitized in order to provide the amount requested. If a negative Market Value Adjustment exceeds your contract value in the Fixed Interest Allocation, we will consider your request to be a full surrender, transfer or annuitization of the Fixed Interest Allocation.

Several examples which illustrate how the Market Value Adjustment works are included in Appendix B.

--------------------------------------------------------------------------------
                              THE ANNUITY CONTRACT
--------------------------------------------------------------------------------

The Contract described in this prospectus is a deferred combination variable and fixed annuity contract. The Contract provides a means for you to invest in one or more of the available mutual fund portfolios of The GCG Trust, Travelers Series Fund Inc., Greenwich Street Series Fund and Smith Barney Allocation Series Inc.through Separate Account NY-B. It also provides a means for you to invest in a Fixed Interest Allocation through the Fixed Account.

CONTRACT DATE AND CONTRACT YEAR

The date the Contract became effective is the contract date. Each 12-month period following the contract date is a contract year.

ANNUITY START DATE

The annuity start date is the date you start receiving annuity payments under your Contract. The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. The accumulation phase is the period between the contract date and the annuity start date. The income phase begins when you start receiving regular annuity payments from your Contract on the annuity start date.

CONTRACT OWNER

You are the contract owner. You are also the annuitant unless another annuitant is named in the application. You have the rights and options described in the Contract. One or more persons may own the Contract. If there are multiple owners named, the age of the oldest owner will determine the applicable death benefit if such death benefit is available for multiple owners.

The death benefit becomes payable when you die. In the case of a sole contract owner who dies before the income phase begins, we will pay the beneficiary the death benefit then due. The sole contract owner's estate will be the beneficiary if no beneficiary has been designated or the beneficiary has predeceased the contract owner. In the case of a joint owner of the Contract dying before the income phase begins, we will designate the surviving contract owner as the beneficiary. This will override any previous beneficiary designation.

If the contract owner is a trust and a beneficial owner of the trust has been designated, the beneficial owner will be treated as the contract owner for determining the death benefit. If a beneficial owner is changed or added after the contract date, this will be treated as a change of contract owner for determining the death benefit. If no beneficial owner of the trust has been designated, the availability of enhanced death benefits will be based on the age of the annuitant at the time you purchase the Contract.

     JOINT OWNER. For non-qualified Contracts only, joint owners may be named in a written request before the Contract is in effect. Joint owners may independently exercise transfers and other transactions allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them. All rights of a joint owner end at death of that owner if the other joint owner survives. The entire interest of the deceased joint owner in the Contract will pass to the surviving joint owner. The age of the older owner will determine the applicable death benefit if Enhanced Death Benefits are available for multiple owners.

ANNUITANT

The annuitant is the person designated by you to be the measuring life in determining annuity payments. The annuitant's age determines when the income phase must begin and the amount of the annuity payments to be paid. You are the annuitant unless you choose to name another person. The annuitant may not be changed after the Contract is in effect. The contract owner will receive the annuity benefits of the Contract if the annuitant is living on the annuity start date. If the annuitant dies before the annuity start date, and a contingent annuitant has been named, the contingent annuitant becomes the annuitant (unless the contract owner is not an individual, in which case the death benefit becomes payable).

If there is no contingent annuitant when the annuitant dies before the annuity start date, the contract owner will become the annuitant. The contract owner may designate a new annuitant within 60 days of the death of the annuitant. If there is no contingent annuitant when the annuitant dies before the annuity start date and the contract owner is not an individual, we will pay the designated beneficiary the death benefit then due. If a beneficiary has not been designated, or if there is no designated beneficiary living, the contract owner will be the beneficiary. If the annuitant was the sole contract owner and there is no beneficiary designation, the annuitant's estate will be the beneficiary. Regardless of whether a death benefit is payable, if the annuitant dies and any contract owner is not an individual, distribution rules under federal tax law will apply. You should consult your tax adviser for more information if you are not an individual.

BENEFICIARY

The beneficiary is named by you in a written request. The beneficiary is the person who receives any death benefit proceeds and who becomes the successor contract owner if the contract owner (or the annuitant if the contract owner is other than an individual) dies before the annuity start date. We pay death benefits to the primary beneficiary (unless there are joint owners, in which case death proceeds are payable to the surviving owner(s)). If the beneficiary dies before the annuitant or the contract owner, the death benefit proceeds are paid to the contingent beneficiary, if any. If there is no surviving beneficiary, we pay the death benefit proceeds to the contract owner's estate.

One or more persons may be a beneficiary or contingent beneficiary. In the case of more than one beneficiary, we will assume any death benefit proceeds are to be paid in equal shares to the surviving beneficiaries. You have the right to change beneficiaries during the annuitant's lifetime unless you have designated an irrevocable beneficiary. When an irrevocable beneficiary has been designated, you and the irrevocable beneficiary may have to act together to exercise some of the rights and options under the Contract.

     CHANGE OF CONTRACT OWNER OR BENEFICIARY. During the annuitant's lifetime, you may transfer ownership of a non-qualified Contract. A change in ownership may affect the amount of the death benefit and the guaranteed death benefit. You may also change the beneficiary. All requests for changes must be in writing and submitted to our Customer Service Center in good order. The change will be effective as of the day you sign the request. The change will not affect any payment made or action taken by us before recording the change.

PURCHASE AND AVAILABILITY OF THE CONTRACT

We will issue a Contract only if both the annuitant and the contract owner are not older than age 85.

The initial premium payment must be $10,000 or more ($1,500 for qualified Contracts). You may make additional payments of $500 or more ($50 for qualified Contracts) at any time after the free look period before you turn age 85. Under certain circumstances, we may waive the minimum premium payment requirement. We may also change the minimum initial or additional premium requirements for certain group or sponsored arrangements. Any initial or additional premium payment that would cause the contract value of all annuities that you maintain with us to exceed $1,000,000 requires our prior approval. The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state tax brackets. YOU SHOULD NOT BUY THIS CONTRACT: (1) IF YOU ARE LOOKING FOR A SHORT-TERM INVESTMENT; (2) IF YOU CANNOT RISK GETTING BACK LESS MONEY THAN YOU PUT IN; OR (3) IF YOUR ASSETS ARE IN A PLAN WHICH PROVIDES FOR TAX-DEFERRAL AND YOU SEE NO OTHER REASON TO PURCHASE THIS CONTRACT.

IRAs and other qualified plans already have the tax-deferral feature found in this Contract. For an additional cost, the Contract provides other benefits including death benefits and the ability to receive a lifetime income. YOU SHOULD NOT PURCHASE A QUALIFIED CONTRACT UNLESS YOU WANT THESE OTHER FEATURES AND BENEFITS, TAKING INTO ACCOUNT THEIR COST. See "Fees and Expenses" in this prospectus.

We and our affiliates offer other variable products that may offer some of the same investment portfolios. These products have different benefits and charges, and may or may not better match your needs.

CREDITING OF PREMIUM PAYMENTS

We will process your initial premium within 2 business days after receipt, if the application and all information necessary for processing the Contract are complete. Subsequent premium payments will be processed within 1 business day if we receive all information necessary. In certain states we also accept initial and additional premium payments by wire order. Wire transmittals must be accompanied by sufficient electronically transmitted data. We may retain initial premium payment for up to 5 business days while attempting to complete an incomplete application. If the application cannot be completed within this period, we will inform you of the reasons for the delay. We will also return the premium payment immediately unless you direct us to hold the premium payment until the application is completed. We will allocate your initial payment according to the instructions you specified. If a subaccount is not available or requested in error, we will make inquiry about a replacement subaccount. If we are unable to reach you or your representative, we will consider the application incomplete. For initial premium payments, the payment will be credited at the accumulation unit value next determined after we receive your premium payment and the completed application. Once the completed application is received, we will allocate the payment to the subaccount(s) and/or Fixed Interest Allocations specified by you within 2 business days.

We will make inquiry to discover any missing information related to subsequent payments. We will allocate the subsequent payment(s) pro rata according to the current variable subaccount allocation unless you specify otherwise. Any fixed allocation(s) will not be considered in the pro rata calculations. If a subaccount is no longer available or requested in error, we will allocate the subsequent payment(s) proportionally among the other subaccount(s) in your current allocation or your allocation instructions. For any subsequent premium payments, the payment will be credited at the accumulation unit value next determined after receipt of your premium payment and instructions.

Once we allocate your premium payment to the subaccounts selected by you, we convert the premium payment into accumulation units. We divide the amount of the premium payment allocated to a particular subaccount by the value of an accumulation unit for the subaccount to determine the number of accumulation units of the subaccount to be held in Separate Account NY-B with respect to your Contract. The net investment results of each subaccount vary with its investment performance. If your premium payment was transmitted by wire order from your broker-dealer, we will follow the following procedure after we receive and accept the wire order and investment instructions. The procedure we follow depends on the procedures of your broker-dealer: We reserve the right to rescind the Contract if we do not receive and accept a properly completed application or enrollment form within 5 days of the premium payment. If we do not receive the application or form within 5 days of the premium payment, we will refund the contract value plus any charges we deducted, and the Contract will be voided.

We may require that an initial premium designated for a subaccount of Separate Account NY-B or the Fixed Account be allocated to a subaccount specially designated by the Company (currently, the Liquid Asset subaccount) during the free look period. After the free look period, we will convert your contract value (your initial premium plus any earnings less any expenses) into accumulation units of the subaccounts you previously selected. The accumulation units will be allocated based on the accumulation unit value next computed for each subaccount. Initial premiums designated for Fixed Interest Allocations will be allocated to a Fixed Interest Allocation with the guaranteed interest period you have chosen; however, in the future we may allocate the premiums to the specially designated subaccount during the free look period.

ADMINISTRATIVE PROCEDURES

We may accept a request for Contract service in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. We will process your request at the accumulation value next determined only after you have met all administrative requirements.

CONTRACT VALUE

We determine your contract value on a daily basis beginning on the contract date. Your contract value is the sum of (a) the contract value in the Fixed Interest Allocations, and (b) the contract value in each subaccount in which you are invested.

     CONTRACT VALUE IN FIXED INTEREST ALLOCATIONS. The contract value in your Fixed Interest Allocations is the sum of premium payments allocated to the Fixed Interest Allocations under the Contract, plus contract value transferred to the Fixed Interest Allocations, plus credited interest, minus any transfers and withdrawals from the Fixed Interest Allocation (including any Market Value Adjustment applied to such withdrawal), contract fees, and premium taxes.

     CONTRACT VALUE IN THE SUBACCOUNTS. On the contract date, the contract value in the subaccount in which you are invested is equal to the initial premium paid and designated to be allocated to the subaccount. On the contract date, we allocate your contract value to each subaccount and/or a Fixed Interest Allocation specified by you, unless the Contract is issued in a state that requires the return of premium payments during the free look period, in which case, the portion of your initial premium not allocated to a Fixed Interest Allocation will be allocated to a subaccount specially designated by the Company during the free look period for this purpose (currently, the Liquid Asset subaccount). On each business day after the contract date, we calculate the amount of contract value in each subaccount as follows:

        (1) We take the contract value in the subaccount at the end of the preceding business day.
        (2) We multiply (1) by the subaccount's Net Investment Factor since the preceding business day.
        (3)  We add (1) and (2).
        (4) We add to (3) any additional premium payments, and then add or subtract any transfers to or from that subaccount.
        (5) We subtract from (4) any withdrawals and any related charges, and then subtract any contract fees and premium taxes.

CASH SURRENDER VALUE

The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value will fluctuate daily based on the investment results of the subaccounts in which you are invested and interest credited to Fixed Interest Allocations and any Market Value Adjustment. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your contract value, then we adjust for any Market Value Adjustment, then we deduct any surrender charge, any charge for premium taxes, the annual contract and administration fee (unless waived) and any other charges incurred but not yet deducted.

SURRENDERING TO RECEIVE THE CASH SURRENDER VALUE

You may surrender the Contract at any time while the annuitant is living and before the annuity start date. A surrender will be effective on the date your written request and the Contract are received at our Customer Service Center. We will determine and pay the cash surrender value at the price next determined after receipt of all paperwork required in order for us to process your surrender. Once paid, all benefits under the Contract will be terminated. For administrative purposes, we will transfer your money to a specially designated subaccount (currently the Liquid Asset subaccount) prior to processing the surrender. This transfer will have no effect on your cash surrender value. You may receive the cash surrender value in a single sum payment or apply it under one or more annuity options. We will usually pay the cash surrender value within 7 days.

Consult your tax adviser regarding the tax consequences associated with surrendering your Contract. A surrender made before you reach age 59 1/2 may result in a 10% tax penalty. See "Federal Tax Considerations" for more details.

THE SUBACCOUNTS

Each of the subaccounts of Separate Account NY-B offered under this prospectus invests in an investment portfolio with its own distinct investment objectives and policies. Each subaccount of Separate Account NY-B invests in a corresponding portfolio of The GCG Trust, the Travelers Series Fund, Inc., the Greenwich Street Series Fund, or the Smith Barney Allocation Series Inc.

ADDITION, DELETION OR SUBSTITUTION OF SUBACCOUNTS AND OTHER CHANGES

We may make additional subaccounts available to you under the Contract. These subaccounts will invest in investment portfolios we find suitable for your Contract. We may amend the Contract to conform to applicable laws or governmental regulations. If we feel that investment in any of the investment portfolios has become inappropriate to the purposes of the Contract, we may, with approval of the SEC (and any other regulatory agency, if required) substitute another portfolio for existing and future investments. If you have elected the dollar cost averaging, systematic withdrawals, or automatic rebalancing programs or if you have other outstanding instructions, and we substitute or otherwise eliminate a portfolio which is subject to those instructions, we will execute your instructions using the substituted or proposed replacement portfolio, unless you request otherwise. The substitute or proposed replacement portfolio may have higher fees and charges than any portfolio it replaces. We also reserve the right to: (i) deregister Separate Account NY-B under the 1940 Act; (ii) operate Separate Account NY-B as a management company under the 1940 Act if it is operating as a unit investment trust; (iii) operate Separate Account NY-B as a unit investment trust under the 1940 Act if it is operating as a managed separate account; (iv) restrict or eliminate any voting rights as to Separate Account NY-B; and (v) combine Separate Account NY-B with other accounts. We will, of course, provide you with written notice before any of these changes are effected.

THE FIXED ACCOUNT

The Fixed Account is a segregated asset account which contains the assets that support a contract owner's Fixed Interest Allocations. See "The Fixed Interest Allocations" for more information.

OTHER CONTRACTS

We offer other variable annuity contracts that also invest in the same investment portfolios of the Trusts. These contracts have different charges that could effect their performance, and many offer different benefits more suitable to your needs. To obtain more information about these other contracts, contact our Customer Service Center or your registered representative.

OTHER IMPORTANT PROVISIONS

See "Withdrawals," "Transfers Among Your Investments," "Death Benefit Choices," "Charges and Fees," "The Annuity Options" and "Other Contract Provisions" in this prospectus for information on other important provisions in your Contract.

--------------------------------------------------------------------------------
                                   WITHDRAWALS
--------------------------------------------------------------------------------

Any time during the accumulation phase and before the death of the annuitant, you may withdraw all or part of your money. Keep in mind that if you request a withdrawal for more than 90% of the cash surrender value, we will treat it as a request to surrender the Contract. If any single withdrawal or the sum of withdrawals exceeds the Free Withdrawal Amount, you will incur a surrender charge. The Free Withdrawal Amount in any contract year is 15% of your contract value on the date of withdrawal less any withdrawals during that contract year.

You need to submit to us a written request specifying the Fixed Interest Allocations or subaccounts from which amounts are to be withdrawn, otherwise the withdrawal will be made on a pro rata basis from all of the subaccounts in which you are invested. If there is not enough contract value in the subaccounts, we will deduct the balance of the withdrawal from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until we have honored your request. We will apply a Market Value Adjustment to any withdrawal from your Fixed Interest Allocation taken more than 30 days before its maturity date. We will determine the contract value as of the close of business on the day we receive your withdrawal request at our Customer Service Center. The contract value may be more or less than the premium payments made.

For administrative purposes, we will transfer your money to a specially designated subaccount (currently, the Liquid Asset subaccount) prior to processing the withdrawal. This transfer will not affect the withdrawal amount you receive. We offer the following three withdrawal options:

REGULAR WITHDRAWALS

After the free look period, you may make regular withdrawals. Each withdrawal must be a minimum of $100. We will apply a Market Value Adjustment to any regular withdrawal from a Fixed Interest Allocation that is taken more than 30 days before its maturity date.

SYSTEMATIC WITHDRAWALS

You may elect to receive automatic systematic withdrawal payments (1) from the contract value in the subaccounts in which you are invested, or (2) from the interest earned in your Fixed Interest Allocations. Systematic withdrawals may be taken monthly, quarterly or annually. You decide when you would like systematic payments to start as long as it starts at least 28 days after your contract date. You also select the date on which the systematic withdrawals will be made, but this date cannot be later than the 28th day of the month. If you have elected to receive systematic withdrawals but have not chosen a date, we will make the withdrawals on the same calendar day of each month as your contract date. If your contract date is after the 28th, your systematic withdrawal will be made on the 28th day of each month. Each systematic withdrawal amount must be a minimum of $100. The amount of your systematic withdrawal can either be (1) a fixed dollar amount, or (2) an amount based on a percentage of your contract value. Both forms of systematic withdrawals are subject to the following maximum, which is calculated on each withdrawal date:

                                              MAXIMUM PERCENTAGE
                    FREQUENCY                 OF CONTRACT VALUE
                    Monthly                         1.25%
                    Quarterly                       3.75%
                    Annually                       15.00%

If your systematic withdrawal is a fixed dollar amount and the amount to be systematically withdrawn would exceed the applicable maximum percentage of your contract value on any withdrawal date, we will automatically reduce the amount withdrawn so that it equals such percentage. Thus, your fixed dollar systematic withdrawals will never exceed the maximum percentage. If you want fixed dollar systematic withdrawals to exceed the maximum percentage and are willing to incur associated surrender charges, consider the Fixed Dollar Systematic Withdrawal Feature which you may add to your regular systematic withdrawal program.

If your systematic withdrawal is based on a percentage of your contract value and the amount to be systematically withdrawn based on that percentage would be less than $100, we will automatically increase the amount to $100 as long as it does not exceed the maximum percentage. If the systematic withdrawal would exceed the maximum percentage, we will send the amount, and then automatically cancel your systematic withdrawal option.

Systematic withdrawals from Fixed Interest Allocations are limited to interest earnings during the prior month, quarter, or year, depending on the frequency you chose. Systematic withdrawals are not subject to a Market Value Adjustment, unless you have added the Fixed Dollar Systematic Withdrawal Feature discussed below and the payments exceed interest earnings. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) or 72(t) distributions. A Fixed Interest Allocation may not participate in both the systematic withdrawal option and the dollar cost averaging program at the same time. You may change the amount or percentage of your systematic withdrawal once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date. If you submit a subsequent premium payment after you have applied for systematic withdrawals, we will not adjust future withdrawals under the systematic withdrawal program unless you specifically request that we do so. The systematic withdrawal option may commence in a contract year where a regular withdrawal has been taken but you may not change the amount or percentage of your withdrawals in any contract year during which you have previously taken a regular withdrawal. You may not elect the systematic withdrawal option if you are taking IRA withdrawals.

     FIXED DOLLAR SYSTEMATIC WITHDRAWAL FEATURE. You may add the Fixed Dollar Systematic Withdrawal Feature to your regular fixed dollar systematic withdrawal program. This feature allows you to receive a systematic withdrawal in a fixed dollar amount regardless of any surrender charges or Market Value Adjustments. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) or 72(t) distributions. You choose the amount of the fixed systematic withdrawals, which may total up to an annual maximum of 15% of your contract value as determined on the day we receive your election of this feature. The maximum limit will not be recalculated when you make additional premium payments, unless you instruct us to do so. We will assess a surrender charge on the withdrawal date if the systematic withdrawal exceeds the maximum limit as calculated on the withdrawal date. We will assess a Market Value Adjustment on the withdrawal date if the systematic withdrawal from a Fixed Interest Allocation exceeds your interest earnings on the withdrawal date. We will apply the surrender charge and any Market Value Adjustment directly to your contract value (rather than to the systematic withdrawal) so that the amount of each systematic withdrawal remains fixed.

Flat dollar systematic withdrawals which are intended to satisfy the requirements of Section 72(q) or 72(t) of the Internal Revenue Code (the "Code") may exceed the maximum. Such withdrawals are subject to surrender charges and Market Value Adjustment when they exceed the applicable free withdrawal amount.

IRA WITHDRAWALS

If you have a non-Roth IRA Contract and will be at least age 70 1/2 during the current calendar year, you may elect to have distributions made to you to satisfy requirements imposed by federal tax law. IRA withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service ("IRS") rules governing mandatory distributions under qualified plans. We will send you a notice before your distributions commence. You may elect to take IRA withdrawals at that time, or at a later date. You may not elect IRA withdrawals and participate in systematic withdrawals at the same time. If you do not elect to take IRA withdrawals, and distributions are required by federal tax law, distributions adequate to satisfy the requirements imposed by federal tax law may be made. Thus, if you are participating in systematic withdrawals, distributions under that option must be adequate to satisfy the mandatory distribution rules imposed by federal tax law. You may choose to receive IRA withdrawals on a monthly, quarterly or annual basis. Under this option, you may elect payments to start as early as 28 days after the contract date. You select the day of the month when the withdrawals will be made, but it cannot be later than the 28th day of the month. If no date is selected, we will make the withdrawals on the same calendar day of the month as the contract date.

You may request that we calculate for you the amount that is required to be withdrawn from your Contract each year based on the information you give us and various choices you make. For information regarding the calculation and choices you have to make, see the Statement of Additional Information. The minimum dollar amount you can withdraw is $100. When we determine the required IRA withdrawal amount for a taxable year based on the frequency you select, if that amount is less than $100, we will pay $100. At any time where the IRA withdrawal amount is greater than the contract value, we will cancel the Contract and send you the amount of the cash surrender value.

You may change the payment frequency of your IRA withdrawals once each contract year or cancel this option at any time by sending us satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date. An IRA withdrawal in excess of the amount allowed under systematic withdrawals will be subject to a Market Value Adjustment.

CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES ASSOCIATED WITH TAKING WITHDRAWALS. You are responsible for determining that withdrawals comply with applicable law. A withdrawal made before the taxpayer reaches age 59 1/2 may result in a 10% penalty tax. See "Federal Tax Considerations" for more details.

--------------------------------------------------------------------------------
                        TRANSFERS AMONG YOUR INVESTMENTS
--------------------------------------------------------------------------------

You may transfer your contract value among the subaccounts in which you are invested and your Fixed Interest Allocations at the end of the free look period until the annuity start date. We currently do not charge you for transfers made during a contract year, but reserve the right to charge $25 for each transfer after the twelfth transfer in a contract year. We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law. For example, we currently require that orders received via facsimile to effect transactions in subaccounts that invest in Profund portfolios be received at our Customer Service Center no later than 3 p.m. eastern time. We will apply a Market Value Adjustment to transfers from a Fixed Interest Allocation taken more than 30 days before its maturity date unless the transfer is made under the dollar cost averaging program.

Transfers will be based on values at the end of the business day in which the transfer request is received at our Customer Service Center. The minimum amount that you may transfer is $100 or, if less, your entire contract value held in a subaccount or a Fixed Interest Allocation.

To make a transfer, you must notify our Customer Service Center and all other administrative requirements must be met. Any transfer request received after 4:00 p.m. eastern time or the close of the New York Stock Exchange will be effected on the next business day. Separate Account NY-B and the Company will not be liable for following instructions communicated by telephone or other approved electronic means that we reasonably believe to be genuine. We require personal identifying information to process a request for transfer made over the telephone, over the internet or other approved electronic means.

TRANSFERS BY THIRD PARTIES

As a convenience to you, we currently allow you to give third parties the right to effect transfers on your behalf. However, when the third party makes transfers for many contract owners, the result can be simultaneous transfers involving large amounts of contract values. Such transfers can disrupt the orderly management of the investment portfolios available to the Contract, can result in higher costs to contract owners, and may not be compatible with the long term goals of contract owners. We require third parties making multiple, simultaneous or large volume transfers to execute a third party service agreement with us prior to executing such transfers. Therefore, we may at any time exercise our business judgment and limit or discontinue accepting transfers made by a third party. We will notify any third party whose transfers are limited or discontinued by telephone, facsimile or email according to our records, followed by a letter. These limits may be based on, among other criteria, the amount of the aggregate trade or the available investment options for which third parties may make trades on behalf of multiple contract owners. For example, we currently require that orders received via facsimile to effect transactions in subaccounts that invest in Profund portfolios be received at our Customer Service Center no later than 3 p.m. eastern time.

We may establish additional procedures or change existing procedures at any time in the exercise of our business judgment.

DOLLAR COST AVERAGING

You may elect to participate in our dollar cost averaging program if you have at least $1,200 of contract value in the (i) Limited Maturity Bond subaccount or the Liquid Asset subaccount, or (ii) a Fixed Interest Allocation with a 1-year guaranteed interest period. These subaccounts or Fixed Interest Allocation serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to other subaccounts selected by you. The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to other subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and less units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

You elect the dollar amount you want transferred under this program. Each monthly transfer must be at least $100. If your source account is the Limited Maturity Bond subaccount, the Liquid Asset subaccount or a 1-year Fixed Interest Allocation, the maximum amount that can be transferred each month is your contract value in such source account divided by 12. You may change the transfer amount once each contract year.

Transfers from a Fixed Interest Allocation under the dollar cost averaging program are not subject to a Market Value Adjustment. If you do not specify the subaccounts to which the dollar amount of the source account is to be transferred, we will transfer the money to the subaccounts in which you are invested on a proportional basis. The transfer date is the same day each month as your contract date. If, on any transfer date, your contract value in a source account is equal or less than the amount you have elected to have transferred, the entire amount will be transferred and the program will end. You may terminate the dollar cost averaging program at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next transfer date. A Fixed Interest Allocation may not participate in the dollar cost averaging program and in systematic withdrawals at the same time.

We may in the future offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program, or otherwise modify, suspend or terminate this program. Of course, such change will not affect any dollar cost averaging programs in operation at the time.

AUTOMATIC REBALANCING

If you have at least $10,000 of contract value invested in the subaccounts of Separate Account NY-B, you may elect to have your investments in the subaccounts automatically rebalanced. We will transfer funds under your Contract on a quarterly, semi-annual, or annual calendar basis among the subaccounts to maintain the investment blend of your selected subaccounts. The minimum size of any allocation must be in full percentage points. Rebalancing does not affect any amounts that you have allocated to the Fixed Account. The program may be used in conjunction with the systematic withdrawal option only if withdrawals are taken pro rata. Automatic rebalancing is not available if you participate in dollar cost averaging. Automatic rebalancing will not take place during the free look period. To participate in automatic rebalancing, send satisfactory notice to our Customer Service Center. We will begin the program on the last business day of the period in which we receive the notice. You may cancel the program at any time. The program will automatically terminate if you choose to reallocate your contract value among the subaccounts or if you make an additional premium payment or partial withdrawal on other than a pro rata basis. Additional premium payments and partial withdrawals effected on a pro rata basis will not cause the automatic rebalancing program to terminate.

--------------------------------------------------------------------------------
                              DEATH BENEFIT CHOICES
--------------------------------------------------------------------------------

DEATH BENEFIT DURING THE ACCUMULATION PHASE

During the accumulation phase, a death benefit is payable when either the annuitant (when a contract owner is not an individual), the contract owner or the first of joint owners dies. Assuming you are the contract owner, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the Contract. The death benefit value is calculated at the close of the business day on which we receive written notice and due proof of death, as well as any required paper work, at our Customer Service Center. If your beneficiary elects to delay receipt of the death benefit until a date after the time of death, the amount of the benefit payable in the future may be affected. The proceeds may be received in a single sum or applied to any of the annuity options. If we do not receive a request to apply the death benefit proceeds to an annuity option, we will make a single sum distribution. We will generally pay death benefit proceeds within 7 days after our Customer Service Center has received sufficient information to make the payment. For more information on required distributions under federal income tax laws, you should see "Required Distributions upon Contract Owner's Death." You may choose from the following 2 death benefit choices: (1) the Standard Death Benefit Option; and (2) the Annual Ratchet Enhanced Death Benefit Option. Once you choose a death benefit, it cannot be changed. We may in the future stop or suspend offering any of the enhanced death benefit options to new Contracts. A change in ownership of the Contract may affect the amount of the death benefit and the guaranteed death benefit.

     STANDARD DEATH BENEFIT. You will automatically receive the Standard Death Benefit unless you choose the Annual Ratchet Enhanced Death Benefit. The Standard Death Benefit under the Contract is the greatest of (i) your contract value; (ii) total premium payments less any withdrawals; and (iii) the cash surrender value.

     ANNUAL RATCHET ENHANCED DEATH BENEFIT. The Annual Ratchet Enhanced Death Benefit under the Contract is the greatest of (i) the contract value; (ii) total premium payments less any withdrawals; (iii) the cash surrender value; and (iv) the enhanced death benefit as calculated below.

        ------------------------------------------------------------------------
                  HOW THE ENHANCED DEATH BENEFIT IS CALCULATED
                  FOR THE ANNUAL RATCHET ENHANCED DEATH BENEFIT
        ------------------------------------------------------------------------

          On each contract anniversary that occurs on or before the contract owner turns age 80, we compare the prior enhanced death benefit to the contract value and select the larger amount as the new enhanced death benefit.

        ------------------------------------------------------------------------

          On all other days, the enhanced death benefit is the amount determined below. We first take the enhanced death benefit from the preceding day (which would be the initial premium if the valuation date is the contract date) and then we add additional premiums paid since the preceding day, then we subtract any withdrawals (including any Market Value Adjustment applied to such withdrawals) since the preceding day, then we subtract any associated surrender charges. That amount becomes the new enhanced death benefit.

        ------------------------------------------------------------------------

The Annual Ratchet Enhanced Death Benefit is available only at the time you purchase your Contract and only if the contract owner or annuitant (when the contract owner is other than an individual) is less than 80 years old at the time of purchase. The Annual Ratchet Enhanced Death Benefit may not be available where a Contract is held by joint owners.

DEATH BENEFIT DURING THE INCOME PHASE

If any contract owner or the annuitant dies after the annuity start date, the Company will pay the beneficiary any certain benefit remaining under the annuity in effect at the time.

REQUIRED DISTRIBUTIONS UPON CONTRACT OWNER'S DEATH

We will not allow any payment of benefits provided under the Contract which do not satisfy the requirements of Section 72(s) of the Code. If any contract owner of a non-qualified Contract dies before the annuity start date, the death benefit payable to the beneficiary will be distributed as follows: (a) the death benefit must be completely distributed within 5 years of the contract owner's date of death; or (b) the beneficiary may elect, within the 1-year period after the contract owner's date of death, to receive the death benefit in the form of an annuity from us, provided that (i) such annuity is distributed in substantially equal installments over the life of such beneficiary or over a period not extending beyond the life expectancy of such beneficiary; and (ii) such distributions begin not later than 1 year after the contract owner's date of death.

Notwithstanding (a) and (b) above, if the sole contract owner's beneficiary is the deceased owner's surviving spouse, then such spouse may elect to continue the Contract under the same terms as before the contract owner's death. Upon receipt of such election from the spouse at our Customer Service Center: (1) all rights of the spouse as contract owner's beneficiary under the Contract in effect prior to such election will cease; (2) the spouse will become the owner of the Contract and will also be treated as the contingent annuitant, if none has been named and only if the deceased owner was the annuitant; and (3) all rights and privileges granted by the Contract or allowed by ReliaStar of NY will belong to the spouse as contract owner of the Contract. This election will be deemed to have been made by the spouse if such spouse makes a premium payment to the Contract or fails to make a timely election as described in this paragraph. If the owner's beneficiary is a nonspouse, the distribution provisions described in subparagraphs (a) and (b) above, will apply even if the annuitant and/or contingent annuitant are alive at the time of the contract owner's death. If we do not receive an election from a nonspouse owner's beneficiary within the 1-year period after the contract owner's date of death, then we will pay the death benefit to the owner's beneficiary in a cash payment within five years from date of death. We will determine the death benefit as of the date we receive proof of death. We will make payment of the proceeds on or before the end of the 5-year period starting on the owner's date of death. Such cash payment will be in full settlement of all our liability under the Contract.

If the contract owner dies after the annuity start date, we will continue to distribute any benefit payable at least as rapidly as under the annuity option then in effect. All of the contract owner's rights granted under the Contract or allowed by us will pass to the contract owner's beneficiary.

If the Contract has joint owners we will consider the date of death of the first joint owner as the death of the contract owner and the surviving joint owner will become the contract owner of the Contract.

--------------------------------------------------------------------------------
                                CHARGES AND FEES
--------------------------------------------------------------------------------

We deduct the Contract charges described below to compensate us for our costs and expenses, services provided and risks assumed under the Contracts. We incur certain costs and expenses for distributing and administrating the Contracts, including compensation and expenses paid in connection with sales of the Contracts, for paying the benefits payable under the Contracts and for bearing various risks associated with the Contracts. The amount of a Contract charge will not always correspond to the actual costs associated with the charge. For example, the surrender charge collected may not fully cover all of the distribution expenses incurred by us with the service or benefits provided. In the event there are any profits from fees and charges deducted under the Contract, including the mortality and expense risk charge, we may use such profits to finance the distribution of Contracts.

CHARGE DEDUCTION SUBACCOUNT

You may elect to have all charges against your contract value deducted directly from a single subaccount designated by the Company. Currently we use the Liquid Asset subaccount for this purpose. If you do not elect this option, or if the amount of the charges is greater than the amount in the designated subaccount, the charges will be deducted as discussed below. You may cancel this option at any time by sending satisfactory notice to our Customer Service Center.

CHARGES DEDUCTED FROM THE CONTRACT VALUE We deduct the following charges from your contract value:

     SURRENDER CHARGE. We will deduct a contingent deferred sales charge (a "surrender charge") if you surrender your Contract or if you take a withdrawal in excess of the Free Withdrawal Amount during the 7-year period from the date we receive and accept a premium payment. The surrender charge is based on a percentage of each premium payment withdrawn. This charge is intended to cover sales expenses that we have incurred. We may in the future reduce or waive the surrender charge in certain situations and will never charge more than the maximum surrender charges. The percentage of premium payments deducted at the time of surrender or excess withdrawal depends on the number of complete years that have elapsed since that premium payment was made. We determine the surrender charge as a percentage of each premium payment withdrawn as follows:

  COMPLETE YEARS ELAPSED          0     1     2     3     4     5     6    7+
      SINCE PREMIUM PAYMENT

  SURRENDER CHARGE                7%    6%    5%    4%    3%    2%    1%   0%

     FREE WITHDRAWAL AMOUNT. The Free Withdrawal Amount in any contract year is 15% of your contract value on the date of withdrawal less any withdrawals during that contract year.

     SURRENDER CHARGE FOR EXCESS WITHDRAWALS. We will deduct a surrender charge for excess withdrawals. We consider a withdrawal to be an "excess withdrawal" when the amount you withdraw in any contract year exceeds the Free Withdrawal Amount. Where you are receiving systematic withdrawals, any combination of regular withdrawals taken and any systematic withdrawals expected to be received in a contract year will be included in determining the amount of the excess withdrawal. Such a withdrawal will be considered a partial surrender of the Contract and we will impose a surrender charge and any associated premium tax. We will deduct such charges from the contract value in proportion to the contract value in each subaccount or Fixed Interest Allocation from which the excess withdrawal was taken. In instances where the excess withdrawal equals the entire contract value in such subaccounts or Fixed Interest Allocations, we will deduct charges proportionately from all other subaccounts and Fixed Interest Allocations in which you are invested. ANY WITHDRAWAL FROM A FIXED INTEREST ALLOCATION MORE THAN 30 DAYS BEFORE ITS MATURITY DATE WILL TRIGGER A MARKET VALUE ADJUSTMENT.

For the purpose of calculating the surrender charge for an excess withdrawal: a) we treat premiums as being withdrawn on a first-in, first-out basis; and b) amounts withdrawn which are not considered an excess withdrawal are not considered a withdrawal of any premium payments. We have included an example of how this works in Appendix C. Although we treat premium payments as being withdrawn before earnings for purpose of calculating the surrender charge for excess withdrawals, the federal tax law treats earnings as withdrawn first.

     PREMIUM TAXES. We may make a charge for state and local premium taxes depending on your state of residence. The tax can range from 0% to 3.5% of the premium payment. We have the right to change this amount to conform with changes in the law or if you change your state of residence.

We deduct the premium tax from your contract value on the annuity start date. However, some jurisdictions impose a premium tax at the time the initial and additional premiums are paid, regardless of when the annuity payments begin. In those states we may defer collection of the premium taxes from your contract value and deduct it when you surrender the Contract, when you take an excess withdrawal or on the annuity start date.

     ADMINISTRATIVE CHARGE. We deduct the annual administrative charge on each Contract anniversary, or if you surrender your Contract prior to a Contract anniversary, at the time we determine the cash surrender value payable to you. The amount deducted is $30 per Contract. This charge is waived if your contract value is $100,000 or more at the end of a contract year or the total of your premium payments is $100,000 or more or under other conditions established by ReliaStar of NY. We deduct the charge proportionately from all subaccounts in which you are invested. If there is no contract value in those subaccounts, we will deduct the charge from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until the charge has been paid.

     TRANSFER CHARGE. We currently do not deduct any charges for transfers made during a contract year. We have the right, however, to assess up to $25 for each transfer after the twelfth transfer in a contract year. If such a charge is assessed, we would deduct the charge from the subaccounts and the Fixed Interest Allocations from which each such transfer is made in proportion to the amount being transferred from each such subaccount and Fixed Interest Allocation unless you have chosen to have all charges deducted from a single subaccount. The charge will not apply to any transfers due to the election of dollar cost averaging, automatic rebalancing and transfers we make to and from any subaccount specially designated by the Company for such purpose.

CHARGES DEDUCTED FROM THE SUBACCOUNTS

     MORTALITY AND EXPENSE RISK CHARGE. The mortality and expense risk charge is deducted each business day. The amount of the mortality and expense charge depends on the death benefit you have elected. If you have elected the Standard Death Benefit, the charge, on an annual basis, is equal to 1.10% of the assets you have in each subaccount. The charge is deducted on each business day at the rate of .003030% for each day since the previous business day. If you have elected the Annual Ratchet Enhanced Death Benefit, the charge, on an annual basis, is equal to 1.25% of the assets you have in each subaccount. The charge is deducted each business day at the rate of .003446% for each day since the previous business day.

     ASSET-BASED ADMINISTRATIVE CHARGE. The amount of the asset-based administrative charge, on an annual basis, is equal to 0.15% of the assets you have in each subaccount. The charge is deducted on each business day at the rate of .000411% for each day since the previous business day. The charge is deducted daily from your assets in each subaccount in order to compensate ReliaStar of NY for a portion of the administrative expenses under the Contract.

TRUST EXPENSES

TRUST AND FUND EXPENSES

Each portfolio deducts portfolio management fees and charges from the amounts you have invested in the portfolios. In addition, certain portfolios deduct a service fee, which is used to compensate service providers for administrative and contract owner services provided on behalf of the portfolios, and certain portfolios deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of shares of the applicable portfolio. Based on actual portfolio experience in 2001, together with estimated costs for new portfolios, total estimated portfolio fees and charges for 2002 range from 0.53% to 1.21% See "Fees and Expenses" in this prospectus.

Additionally, we may receive compensation from the investment advisers, administrators, distributors of the portfolios in connection with administrative, distribution, or other services and cost savings experienced by the investment advisers, administrators or distributors. It is anticipated that such compensation will be based on assets of the particular portfolios attributable to the Contract. Some advisers, administrators or distributors may pay us more than others.

--------------------------------------------------------------------------------
                               THE ANNUITY OPTIONS
--------------------------------------------------------------------------------

ANNUITIZATION OF YOUR CONTRACT

If the annuitant and contract owner are living on the annuity start date, we will begin making payments to the contract owner under an income plan. We will make these payments under the annuity option you chose. You may change the annuity option by making a written request to us at least 30 days before the annuity start date. The amount of the payments will be determined by applying your contract value adjusted for any applicable Market Value Adjustment on the annuity start date in accordance with the annuity option you chose.

You may also elect an annuity option on surrender of the Contract for its cash surrender value or you may choose one or more annuity options for the payment of death benefit proceeds while it is in effect and before the annuity start date. If, at the time of the contract owner's death or the annuitant's death (if the contract owner is not an individual), no option has been chosen for paying death benefit proceeds, the beneficiary may choose an annuity option within 60 days. In all events, payments of death benefit proceeds must comply with the distribution requirements of applicable federal tax law.

The minimum monthly annuity income payment that we will make is $20. We may require that a single sum payment be made if the contract value is less than $2,000 or if the calculated monthly annuity income payment is less than $20. For each annuity option we will issue a separate written agreement putting the annuity option into effect. Before we pay any annuity benefits, we require the return of your Contract. If your Contract has been lost, we will require that you complete and return the applicable lost Contract form. Various factors will affect the level of annuity benefits, such as the annuity option chosen, the applicable payment rate used and the investment performance of the portfolios and interest credited to the Fixed Interest Allocations.

Our current annuity options provide only for fixed payments. Fixed annuity payments are regular payments, the amount of which is fixed and guaranteed by us. Some fixed annuity options provide fixed payments either for a specified period of time or for the life of the annuitant. The amount of life income payments will depend on the form and duration of payments you chose, the age of the annuitant or beneficiary (and gender, where appropriate), the total contract value applied to purchase a Fixed Interest Allocation, and the applicable payment rate.

Our approval is needed for any option where:

        (1) The person named to receive payment is other than the contract owner or beneficiary;
        (2) The person named is not a natural person, such as a corporation; or
        (3) Any income payment would be less than the minimum annuity income payment allowed.

SELECTING THE ANNUITY START DATE

You select the annuity start date, which is the date on which the annuity payments commence. The annuity start date must be at least 5 years from the contract date but before the month immediately following the annuitant's 90th birthday. If, on the annuity start date, a surrender charge remains, the elected annuity option must include a period certain of at least 5 years.

If you do not select an annuity start date, it will automatically begin in the month following the annuitant's 90th birthday. If the annuity start date occurs when the annuitant is at an advanced age, such as over age 85, it is possible that the Contract will not be considered an annuity for federal tax purposes. For more information, see "Federal Tax Considerations" and the SAI. For a Contract purchased in connection with a qualified plan, other than a Roth IRA, distributions must commence not later than April 1st of the calendar year following the calendar year in which you reach age 70 1/2 or, in some cases, retire. Distributions may be made through annuitization or withdrawals. You should consult a tax adviser for tax advice before investing.

FREQUENCY OF ANNUITY PAYMENTS

You choose the frequency of the annuity payments. They may be monthly, quarterly, semi-annually or annually. If we do not receive written notice from you, we will make the payments monthly. There may be certain restrictions on minimum payments that we will allow.

THE ANNUITY OPTIONS

We offer the 4 annuity options shown below. Payments under Options 1, 2 and 3 are fixed. Payments under Option 4 may be fixed or variable, although only fixed are currently available. For a fixed annuity option, the contract value in the subaccounts is transferred to the Company's general account.

     OPTION 1. INCOME FOR A FIXED PERIOD. Under this option, we make monthly payments in equal installments for a fixed number of years based on the contract value on the annuity start date. We guarantee that each monthly payment will be at least the amount stated in your Contract. If you prefer, you may request that payments be made in annual, semi-annual or quarterly installments. We will provide you with illustrations if you ask for them. If the cash surrender value or contract value is applied under this option, a 10% penalty tax may apply to the taxable portion of each income payment until the contract owner reaches age 59 1/2.

     OPTION 2. INCOME FOR LIFE WITH A PERIOD CERTAIN. Under this option, we make payments for the life of the annuitant in equal monthly installments and guarantee the income for at least a period certain such as 10 or 20 years. Other periods certain may be available to you on request. You may choose a refund period instead. Under this arrangement, income is guaranteed until payments equal the amount applied. If the person named lives beyond the guaranteed period, we will continue making payments until his or her death. We guarantee that each payment will be at least the amount specified in the Contract corresponding to the person's age on his or her last birthday before the annuity start date. Amounts for ages not shown in the Contract are available if you ask for them.

     OPTION 3. JOINT LIFE INCOME. This option is available when there are 2 persons named to determine annuity payments. At least one of the persons named must be either the contract owner or beneficiary of the Contract. We guarantee monthly payments will be made as long as at least one of the named persons is living. There is no minimum number of payments. Monthly payment amounts are available if you ask for them.

     OPTION 4. ANNUITY PLAN. Under this option, your contract value can be applied to any other annuitization plan that we choose to offer on the annuity start date. Annuity payments under Option 4 may be fixed or variable. If variable and subject to the 1940 Act, it will comply with the requirements of such Act.

PAYMENT WHEN NAMED PERSON DIES

When the person named to receive payment dies, we will pay any amounts still due as provided in the annuity agreement between you and ReliaStar of NY. The amounts we will pay are determined as follows:

        (1) For Option 1, or any remaining guaranteed payments under Option 2, we will continue payments. Under Options 1 and 2, the discounted values of the remaining guaranteed payments may be paid in a single sum. This means we deduct the amount of the interest each remaining guaranteed payment would have earned had it not been paid out early. The discount interest rate is never less than 3% for Option 1 and 3.50% for Option 2 per year. We will, however, base the discount interest rate on the interest rate used to calculate the payments for Options 1 and 2 if such payments were not based on the tables in the Contract.
        (2) For Option 3, no amounts are payable after both named persons have died.
        (3) For Option 4, the annuity option agreement will state the amount we will pay, if any.

--------------------------------------------------------------------------------
                            OTHER CONTRACT PROVISIONS
--------------------------------------------------------------------------------

REPORTS TO CONTRACT OWNERS

We will send you a quarterly report within 31 days after the end of each calendar quarter. The report will show the contract value, cash surrender value, and the death benefit as of the end of the calendar quarter. The report will also show the allocation of your contract value and reflects the amounts deducted from or added to the contract value since the last report. You have 30 days to notify our Customer Service Center of any errors or discrepancies in the report or in any confirmation notices. We will also send you copies of any shareholder reports of the investment portfolios in which Separate Account NY-B invests, as well as any other reports, notices or documents we are required by law to furnish to you.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange is closed; (2) when trading on the New York Stock Exchange is restricted; (3) when an emergency exists as determined by the SEC so that the sale of securities held in Separate Account NY-B may not reasonably occur or so that the Company may not reasonably determine the value of Separate Account NY-B's net assets; or
(4) during any other period when the SEC so permits for the protection of security holders. We have the right to delay payment of amounts from a Fixed Interest Allocation for up to 6 months.

IN CASE OF ERRORS IN YOUR APPLICATION

If an age or gender given in the application or enrollment form is misstated, the amounts payable or benefits provided by the Contract shall be those that the premium payment would have bought at the correct age or gender.

ASSIGNING THE CONTRACT AS COLLATERAL

You may assign a non-qualified Contract as collateral security for a loan but you should understand that your rights and any beneficiary's rights may be subject to the terms of the assignment. An assignment may have federal tax consequences. You should consult a tax adviser for tax advice. You must give us satisfactory written notice at our Customer Service Center in order to make or release an assignment. We are not responsible for the validity of any assignment.

CONTRACT CHANGES -- APPLICABLE TAX LAW

We have the right to make changes in the Contract to continue to qualify the Contract as an annuity under applicable tax law. You will be given advance notice of such changes.

FREE LOOK

You may cancel your Contract within your 10-day free look period. We deem the free look period to expire 15 days after we mail the Contract to you. To cancel, you need to send your Contract to our Customer Service Center or to the agent from whom you purchased it. We will refund the contract value. For purposes of the refund during the free look period, we include a refund of any charges deducted from your contract value. Because of the market risks associated with investing in the portfolios, the contract value returned may be greater or less than the premium payment you paid. We may, in our discretion, require that premiums designated for investment in the subaccounts as well as premiums designated for a Fixed Interest Allocation be allocated to the specially designated subaccount during the free look period. Your Contract is void as of the day we receive your Contract and cancellation request in good order. We determine your contract value at the close of business on the day we void your contract. If you keep your Contract after the free look period and the investment is allocated to a subaccount specially designated by the Company, we will put your money in the subaccount(s) chosen by you, based on the accumulation unit value next computed for each subaccount, and/or in the Fixed Interest Allocation chosen by you.

SPECIAL ARRANGEMENTS

We may reduce or waive any Contract, rider, or benefit fees or charges for certain group or sponsored arrangements, under special programs, and for certain employees, agents, and related persons of our parent corporation and its affiliates. We reduce or waive these items based on expected economies, and the variations are based on differences in costs or services.

SELLING THE CONTRACT

Our affiliate Directed Services, Inc. ("DSI"), 1475 Dunwoody Dr., West Chester, PA 19380 is the principal underwriter and distributor of the Contract as well as for other Golden American contracts. DSI, a New York corporation, is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

DSI does not retain any commissions or compensation paid to it by Golden American for Contract sales. DSI enters into selling agreements with affiliated and unaffiliated broker-dealers to sell the Contracts through their registered representatives who are licensed to sell securities and variable insurance products. Selling firms are also] registered with the SEC and NASD member firms.

DSI pays selling firms for Contract sales according to one or more schedules. This compensation is generally based on a percentage of premium payments. Selling firms may receive commissions of up to 8.0% of premium payments. In addition, selling firms may receive ongoing annual compensation of up to 0.25% of all, or a portion, of values of Contracts sold through the firm. Individual representatives may receive all or a portion of compensation paid to their selling firm, depending on their firm's practices. Commissions and annual compensation, when combined, could exceed 8.0% of total premium payments.

DSI may also compensate wholesalers/distributors, and their sales management personnel, for Contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of premium payments, and/or a percentage of Contract values.

Affiliated selling firms may include Aeltus Capital, Inc., Aetna Investment Services, LLC, BancWest Investment Services, Inc., Baring Investment Services, Inc., Compulife Investor Services, Inc., Financial Network Investment Corporation, Financial Northeastern Corporation, Granite Investment Services, Inc.Guaranty Brokerage Services, Inc., IFG Network Securities, Inc., ING America Equities, Inc., ING Barings Corp., [ING Brokers Network, LLC], ING Direct Funds Limited, ING DIRECT Securities, Inc., ING Furman Selz Financial Services LLC, ING Funds Distributor, Inc., ING TT&S (U.S.) Securities, Inc., Investors Financial Group, Inc., Locust Street Securities, Inc., Multi-Financial Securities Corporation, PrimeVest Financial Services, Inc., Systematized Benefits Administrators, Inc., United Variable Services, Inc., VESTAX Securities Corporation, and Washington Square Securities, Inc.

We may also make additional payments to broker dealers for marketing and educational expenses and [to reimburse certain expenses of registered representatives relating to sales of Contracts. We do not pay any additional compensation on the sale or exercise of any of the Contract's optional benefit riders.

--------------------------------------------------------------------------------
                                OTHER INFORMATION
--------------------------------------------------------------------------------

VOTING RIGHTS

We will vote the shares of a Trust owned by Separate Account NY-B according to your instructions. However, if the 1940 Act or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a Trust in our own right, we may decide to do so. We determine the number of shares that you have in a subaccount by dividing the Contract's contract value in that subaccount by the net asset value of one share of the portfolio in which a subaccount invests. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a Trust shareholder meeting. We will ask you for voting instructions by mail at least 10 days before the meeting. If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all contracts in that subaccount. We will also vote shares we hold in Separate Account NY-B which are not attributable to contract owners in the same proportion.

STATE REGULATION

We are regulated by the Insurance Department of the State of New York. We are also subject to the insurance laws and regulations of all jurisdictions where we do business. The variable Contract offered by this prospectus has been approved where required by those jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the Insurance Departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

LEGAL PROCEEDINGS

The Company and its parent, like other insurance companies, may be involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. We believe that currently there are no pending or threatened lawsuits that are reasonably likely to have a materially adverse impact on the Company or Separate Account NY-B.

LEGAL MATTERS

The legal validity of the Contracts was passed on by Linda E. Senker, Esquire, counsel to ReliaStar of NY.

EXPERTS

The audited balance sheets of ReliaStar of NY as of December 31, 2001 and 2000 and the related statements of income, shareholder's equity, and cash flows for the year ended December 31, 2001 and for the periods from September 1, 2000 to December 31, 2000 and January 1, 2000 to August 31, 2000, and the audited financial statements of Separate Account NY-B at December 31, 2001 and for the periods indicated therein, appearing in this prospectus or in the SAI and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their respective reports thereon and are included or incorporated by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

The statements of income, shareholder's equity and comprehensive income, and cash flows for the year ended December 31, 1999 of ReliaStar of NY, appearing in this prospectus or in the SAI and Registration Statement, have been audited by Deloitte and Touche LLP, independent auditors, as set forth in their respective report thereon, and is included or incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
                           FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------

The following summary provides a general description of the federal income tax considerations associated with this Contract and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. You should consult your counsel or other competent tax advisers for more complete information. This discussion is based upon our understanding of the present federal income tax laws. We do not make any representations as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the IRS.

TYPES OF CONTRACTS:  NON-QUALIFIED OR QUALIFIED

The Contract may be purchased on a non-tax-qualified basis or purchased on a tax-qualified basis. Qualified Contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans that are intended to qualify as plans entitled to special income tax treatment under Sections 401(a), 403(b), 408, or 408A of the Code. The ultimate effect of federal income taxes on the amounts held under a Contract, or annuity payments, depends on the type of retirement plan, on the tax and employment status of the individual concerned, and on our tax status. In addition, certain requirements must be satisfied in purchasing a qualified Contract with proceeds from a tax-qualified plan and receiving distributions from a qualified Contract in order to continue receiving favorable tax treatment. Some retirement plans are subject to distribution and other requirements that are not incorporated into our Contract administration procedures. Contract owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a Contract for your particular situation. The following discussion assumes that qualified Contracts are purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment.

TAX STATUS OF THE CONTRACTS

     DIVERSIFICATION REQUIREMENTS. The Code requires that the investments of a variable account be "adequately diversified" in order for non-qualified Contracts to be treated as annuity contracts for federal income tax purposes. It is intended that Separate Account NY-B, through the subaccounts, will satisfy these diversification requirements.

     INVESTOR CONTROL. In certain circumstances, owners of variable annuity contracts have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Contracts, such as the flexibility of a contract owner to allocate premium payments and transfer contract values, have not been explicitly addressed in published rulings. While we believe that the Contracts do not give contract owners investment control over Separate Account NY-B assets, we reserve the right to modify the Contracts as necessary to prevent a contract owner from being treated as the owner of the Separate Account NY-B assets supporting the Contract.

     REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for federal income tax purposes, the Code requires any non-qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death. The non-qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise. See "Death Benefit Choices" for additional information on required distributions from non-qualified contracts.

Other rules may apply to Qualified Contracts.

The following discussion assumes that the Contracts will qualify as annuity contracts for federal income tax purposes.

TAX TREATMENT OF ANNUITIES

     IN GENERAL. We believe that if you are a natural person you will generally not be taxed on increases in the value of a Contract until a distribution occurs or until annuity payments begin. (For these purposes, the agreement to assign or pledge any portion of the contract value, and, in the case of a qualified Contract, any portion of an interest in the qualified plan, generally will be treated as a distribution.)

TAXATION OF NON-QUALIFIED CONTRACTS

     NON-NATURAL PERSON. The owner of any annuity contract who is not a natural person generally must include in income any increase in the excess of the contract value over the "investment in the contract" (generally, the premiums or other consideration you paid for the contract less any non-taxable withdrawals) during the taxable year. There are some exceptions to this rule and a prospective contract owner that is not a natural person may wish to discuss these with a tax adviser. The following discussion generally applies to Contracts owned by natural persons.

     WITHDRAWALS. When a withdrawal from a non-qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the Contract at that time. The tax treatment of market value adjustments is uncertain. You should consult a tax adviser if you are considering taking a withdrawal from your Contract in circumstances where a market value adjustment would apply. In the case of a surrender under a non-qualified Contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the Contract.

         SEPARATE ACCOUNT CHARGES. It is possible that the Internal Revenue Service may take a position that charges for certain optional benefits and riders are deemed to be taxable distributions to you. In particular, the Internal Revenue Service may treat the quarterly charges deducted for the earnings multiplier benefit rider as taxable withdrawals, which might also be subject to a tax penalty if the withdrawal occurs before you reach age 59 1/2. Although we do not believe that the charges we deduct for the earnings multiplier benefit rider or any other optional benefit or rider provided under the Contract should be treated as taxable withdrawals, you should consult your tax advisor prior to selecting any optional benefit or rider under the Contract.

     PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution from a non-qualified Contract, there may be imposed a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

         o made on or after the taxpayer reaches age 59 1/2; o made on or after the death of a contract owner; o attributable to the taxpayer's becoming disabled; or

         o made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

     ANNUITY PAYMENTS. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

     TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payment option, they are taxed in the same way as annuity payments.

     TRANSFERS, ASSIGNMENTS, EXCHANGES AND ANNUITY DATES OF A CONTRACT. A transfer or assignment of ownership of a Contract, the designation of an annuitant, the selection of certain dates for commencement of the annuity phase, or the exchange of a Contract may result in certain tax consequences to you that are not discussed herein. A contract owner contemplating any such transfer, assignment, designation or exchange, should consult a tax adviser as to the tax consequences.

     WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

     MULTIPLE CONTRACTS. All non-qualified deferred annuity contracts that are issued by us (or our affiliates) to the same contract owner during any calendar year are treated as one non-qualified deferred annuity contract for purposes of determining the amount includible in such contract owner's income when a taxable distribution occurs.

TAXATION OF QUALIFIED CONTRACTS

The Contracts are designed for use with several types of qualified plans. The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from: contributions in excess of specified limits; distributions before age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Therefore, no attempt is made to provide more than general information about the use of the Contracts with the various types of qualified retirement plans. Contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under these qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract, but we shall not be bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless the Company consents.

         DISTRIBUTIONS. Annuity payments are generally taxed in the same manner as under a non-qualified Contract. When a withdrawal from a qualified Contract occurs, a pro rata portion of the amount received is taxable, generally based on the ratio of the contract owner's investment in the Contract (generally, the premiums or other consideration paid for the Contract) to the participant's total accrued benefit balance under the retirement plan. For qualified Contracts, the investment in the Contract can be zero. For Roth IRAs, distributions are generally not taxed, except as described below. For qualified plans under Section 401(a) and 403(b), the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the contract owner (or plan participant)
(i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5 percent owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the contract owner (or plan participant) reaches age 70 1/2. For IRAs described in Section 408, distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the contract owner (or plan participant) reaches age 70 1/2. Roth IRAs under Section 408A do not require distributions at any time before the contract owner's death.

         WITHHOLDING. Distributions from certain qualified plans generally are subject to withholding for the contract owner's federal income tax liability. The withholding rates vary according to the type of distribution and the contract owner's tax status. The contract owner may be provided the opportunity to elect not to have tax withheld from distributions. "Eligible rollover distributions" from section 401(a) plans and section 403(b) tax-sheltered annuities are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution from such a plan, except certain distributions that are required by the Code, distributions in a specified annuity form or hardship distributions. The 20% withholding does not apply, however, if the contract owner chooses a "direct rollover" from the plan to another tax-qualified plan or IRA.

Brief descriptions of the various types of qualified retirement plans in connection with a Contract follow. We will endorse the Contract as necessary to conform it to the requirements of such plan.

CORPORATE AND SELF-EMPLOYED PENSION AND PROFIT SHARING PLANS

Section 401(a) of the Code permits corporate employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchaser of the Contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant, or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits before transfer of the Contract. Employers intending to use the Contract with such plans should seek competent advice.

INDIVIDUAL RETIREMENT ANNUITIES

Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." These IRAs are subject to limits on the amount that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Also, distributions from certain other types of qualified retirement plans may be "rolled over" or transferred on a tax-deferred basis into an IRA. There are significant restrictions on rollover or transfer contributions from Savings Incentive Match Plans (SIMPLE), under which certain employers may provide contributions to IRAs on behalf of their employees, subject to special restrictions. Employers may establish Simplified Employee Pension (SEP) Plans to provide IRA contributions on behalf of their employees. Sales of the Contract for use with IRAs may be subject to special requirements of the IRS. IRA's generally may not invest in life insurance contracts. We do not believe a death benefit under an annuity contract that is equal to the greater of premiums paid (less withdrawals) or contact value will be treated as life insurance. However, the enhanced death benefits under this Contract may exceed the greater of premiums paid (less withdrawals) and contract value. We have previously received IRS approval of the form of the Contract, including the enhanced death benefit feature, for use as an IRA. Although we regard the enhanced death benefit options as investment protection features that should not have an adverse tax effect, it is possible that the IRS could take a contrary position regarding tax qualification, which could result in the immediate taxation of amounts held in the Contract and the imposition of penalty taxes. YOU SHOULD CONSULT YOUR TAX ADVISOR IF YOU ARE CONSIDERING ADDING AN ENHANCED DEATH BENEFIT TO YOUR CONTRACT IF IT IS AN IRA.

ROTH IRA

Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA, which are subject to certain limits on the amount of the contribution and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax, and other special rules may apply. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty may apply to amounts attributable to a conversion from an IRA to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

TAX SHELTERED ANNUITIES

Section 403(b) of the Code allows employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a Contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (Social Security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, separation from service, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

TAX CONSEQUENCES OF ENHANCED DEATH BENEFIT

THE CONTRACT INCLUDES AN ENHANCED DEATH BENEFIT THAT IN SOME CASES MAY EXCEED THE GREATER OF THE PREMIUM PAYMENTS OR THE CONTRACT VALUE. THE IRS HAS NOT RULED WHETHER AN ENHANCED DEATH BENEFIT COULD BE CHARACTERIZED AS AN INCIDENTAL BENEFIT, THE AMOUNT OF WHICH IS LIMITED IN ANY CODE SECTION 401(A) PENSION OR PROFIT-SHARING PLAN OR CODE SECTION 403(B) TAX-SHELTERED ANNUITY. EMPLOYERS USING THE CONTRACT MAY WANT TO CONSULT THEIR TAX ADVISER REGARDING SUCH LIMITATION. FURTHER, THE IRS HAS NOT ADDRESSED IN A RULING OF GENERAL APPLICABILITY WHETHER A DEATH BENEFIT PROVISION SUCH AS THE ENHANCED DEATH BENEFIT PROVISION IN THE CONTRACT COMPORTS WITH IRA OR ROTH IRA QUALIFICATION REQUIREMENTS. A TAX ADVISER SHOULD BE CONSULTED.

OTHER TAX CONSEQUENCES

As noted above, the foregoing comments about the federal tax consequences under the Contracts are not exhaustive, and special rules are provided with respect to other tax situations not discussed in this prospectus. Further, the federal income tax consequences discussed herein reflect our understanding of current law, and the law may change. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each contract owner or recipient of the distribution. A competent tax adviser should be consulted for further information.

POSSIBLE CHANGES IN TAXATION

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the Contract.


--------------------------------------------------------------------------------
       MORE INFORMATION ABOUT RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA
The following selected financial data prepared in accordance with generally accepted accounting principles ("GAAP") for ReliaStar Life Insurance Company of New York ("the Company") should be read in conjunction with the financial statements, and notes thereto included in this filing.

All outstanding shares of the Company are owned by Security-Connecticut Life Insurance Company (Security-Connecticut), a Minnesota domiciled insurance company. Security-Connecticut is a wholly owned subsidiary of ReliaStar Life Insurance Company (ReliaStar Life); a Minnesota domiciled insurance company. ReliaStar Life is a wholly owned subsidiary of ReliaStar Financial Corp. (ReliaStar Financial), a holding and management company domiciled in Delaware. ReliaStar's ultimate parent is ING Groep, N.V. (ING), a global financial services company based in Amsterdam, Netherlands. ING acquired ReliaStar Financial on September 1, 2000. For accounting purposes, the acquisition was accounted for using the purchase method. The application of the purchase method, included the recognition of goodwill, is "pushed down" and reflected on the financial statements of ReliaStar's subsidiaries, including the Company. The purchase price was allocated to assets and liabilities based on their respective fair values. This revaluation resulted in a net decrease to assets before allocation of goodwill. Goodwill was established for the excess of the purchase price over the fair value of the net assets.

The GAAP financial data presented below for the period after August 31, 2000, is presented on the Post acquisition new basis of accounting, while the financial statements for August 31, 2000 and prior periods are presented on the Pre acquisition historical cost basis of accounting. Unaudited pro forma net income of the Company for the period from January 1, 2000 to August 31, 2000 and for the year ended December 31, 1999, assuming that the acquisition of the Company occurred at the beginning of each period, would have been approximately $8.5 million and $18.3 million respectively. The pro forma adjustments, which do not affect revenues, reflect primarily goodwill amortization.

                       SELECTED GAAP BASIS FINANCIAL DATA
                                  (IN MILLIONS)

                                                  POST ACQUISITION                              PRE ACQUISITION
--------------------------------------------------------------------------------------------------------------------------------
                                                                 For the Period        For the Period
                                           For the Year         September 1, 2000      January 1, 2000          For the Year
                                               Ended                 Through               Through                  Ended
                                         December 31, 2001      December 31, 2000      August 31, 2000        December 31, 1999
--------------------------------------------------------------------------------------------------------------------------------
Premiums.......................           $         60.2         $         19.8        $         28.1          $        42.8
Net Income before Federal
 Income Tax                               $         51.9         $         14.4        $         34.8          $        61.8
Net Income ....................           $         25.8         $          7.0        $         22.8          $        39.8
Total Assets ..................           $      3,487.9         $      3,535.7        $      2,906.8          $     2,932.0
Total Liabilities .............           $      2,275.2         $      2,327.9        $      2,449.4          $     2,490.4
Total Stockholder's Equity ....           $      1,212.7         $      1,207.8        $        457.4          $       441.6

The following selected financial data was prepared on the basis of statutory accounting practices ("SAP"), which have been prescribed by the Department of Insurance of the State of New York and the National Association of Insurance Commissioners. These practices differ in certain respects from GAAP. The selected financial data should be read in conjunction with the financial statements and notes thereto included in this Filing.


                        SELECTED STATUTORY FINANCIAL DATA
                                  (IN MILLIONS)


                                         For the Year         For the Year         For the Year
                                            Ended                 Ended                Ended
                                      December 31, 2001      December 31, 2000   December 31, 1999
--------------------------------------------------------------------------------------------------------
Premiums and Annuity Considerations       $     197              $     190            $    199
Net Income before Federal Income Tax      $      33              $      32            $     50
Net Income                                $      11              $       6            $     31
Total Assets                              $   2,439              $   2,499            $  2,678
Total Liabilities                         $   2,225              $   2,277            $  2,456
Total Capital and Surplus                 $     215              $     222            $    222



BUSINESS ENVIRONMENT The current business and regulatory environment presents many challenges to the insurance industry. The competitive environment remains intense. Increasing competition from traditional insurance carriers as well as banks and mutual fund companies offers consumers many choices. Overall demand for insurance products remains somewhat strong for several reasons. An aging U.
S. population that is increasingly concerned about retirement, estate planning, and maintaining their standard of living in retirement; and potential reductions in government and employer-provided benefits at retirement, as well as lower public confidence in the adequacy of those benefits. The effects of the stock market decline in 2000 and 2001, a low interest rate environment, increasing unemployment, and the effects of September 11, 2001 have tempered the overall demand. Through December 31, 2001, sales of the Companies products, with the exception of retirement plans are higher when compared with December 31, 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS The purpose of this section is to discuss and analyze the Company's results of operations. In addition, some analysis and information regarding the Company's financial condition and liquidity and capital resources is provided. This analysis should be read jointly with the financial statements, related notes, and the Cautionary Statement Regarding Forward Looking Statements, which appear elsewhere in this report.

                              RESULTS OF OPERATIONS

PREMIUMS. The Company reported premiums of $60.2 million for the year ended December 31, 2001, and $47.9 million for the year ended December 31, 2000 and $42.8 million for the year ended December 31, 1999.The increase in the year ended December 31, 2001 premiums is due to a 23% increase in sales over the year ended December 31, 2000.

For the Company's contracts, approximately 68% of the premiums collected are not reported as revenues, but as deposits to insurance liabilities. The remaining contracts are traditional life, group and annuity premiums. Life insurance premiums and immediate annuity premiums are recognized as premium revenue when due. Group insurance premiums are recognized as premium revenue over the period to which the premiums relate.

REVENUES. The three largest components of revenue are premiums (discussed above), net investment income, and policy and contract charges. Net investment income was $142.3 million for the year ended December 31, 2001, $146.0 million for the year ended December 31, 2000, and $149.7 million as of December 31, 1999. Product charges totaled $90.4 million for the year ended December 31, 2001, $95.1 million in 2000 and $100.7 million in 1999. The product charges have decreased each year due to a decline of annuity business.

EXPENSES. The Company reported total insurance benefits and expenses of $259.2 million for the year ended December 31, 2001, $249.2 million for the year ended December 31, 2000 and $234.9 million for the year ended December 31, 1999. Insurance benefits and expenses consist of benefits to policyholders, reinsurance recoveries, increase in liabilities for future policy and contract benefits, net transfers to separate accounts, sales and operating expenses, and amortization of goodwill and present value of future profits. Insurance benefits and expenses primarily increased in 2001 over 2002 due to a full year of goodwill amortization on the acquired business.

Commissions, general expenses, and insurance taxes, state licenses, and fees were $74.1 million for the year ended December 31, 2001, $56.7 million for the year ended December 31, 2000, and $47.7 for the year ended December 31, 1999.

The Company has deferred expenses of $25.4 million for the year ended December 31, 2001; $42.1 million and $29.2 million for the years ended December 31, 2000 and 1999 respectively. These expenses were associated with the costs of acquiring new contracts.

An asset of $112.4 million represents the present value of future profits ("PVFP") that was established for policies in force at the acquisition date of September 1, 2000. The amortization of PVFP was $27.6 million for the year ended December 31, 2001 and $19.9 million and $12.3 million for the years ended
December 31, 2000 and 1999 respectively. Based on current conditions and assumptions as to the impact of future events on acquired policies in force, the PVFP net amortization as of December 31, 2001 is in 2002 $11.8 million, in 2003 $8.0 million, in 2004 $6.8 million, in 2005 $5.7 and $4.9 million in 2006.
Actual amortization may vary based upon changes in assumptions and experience.

INCOME. Net income for the year ended December 31, 2001 was $25.8 million. Net income for the year ended December 31, 2000 was $29.8 million, and $39.8 million for the year ended December 31, 1999.

The Company recognized net realized gains from the sale of bonds in the amount of $11.8 million for the year ended December 31, 2001, $1.8 million during 2000 and $2.1 million during 1999.

The company recorded reserves of $6.6 million (after reinsurance and before tax) for its potential exposure to claims resulting from the September 11, 2001 terrorist attacks.

                               FINANCIAL CONDITION

RATINGS. Currently, the Company's ratings are A+ by A.M. Best Company, AA+ by Fitch, Inc., and AA+ by Standard & Poor's Rating Services ("Standard & Poor's").

INVESTMENTS. The Company's assets are invested in accordance with applicable laws. These laws govern the nature and the quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits subject to certain qualifications, in federal, state, and municipal obligations, corporate bonds, preferred or common stocks, real estate mortgages, real estate, and certain other investments.

The Company purchases investments in accordance with investment guidelines that take into account investment quality, liquidity, and diversification and invests primarily in investment grade securities. All of the Company's assets except for variable separate account assets are available to meet its obligations under the contracts. All of the Company's investments are carried at fair value (or amortized cost which approximate fair value) in the Company's financial statements.

FIXED MATURITIES: At December 31, 2001, the Company had fixed maturities with an amortized cost of $1,455.4 billion and an estimated fair value of $1,500.1 billion. The Company classifies 100% of its securities as available for sale. Net unrealized appreciation on fixed maturities of $44.7 million was comprised of gross appreciation of $61.4 million and gross depreciation $16.7 million.

The individual securities in the Company's fixed maturities portfolio (at amortized cost) include investment grade securities, which include securities issued by the U. S. government, its agencies, and corporations that are rated at least A- by Standard & Poor's ($721.9 millions or 49.6%), that are rated BBB+ to BBB- by Standard & Poor's ($320.4 million or 22.0%), and securities issued by corporations that are rated BB+ to BB- by Standard & Poor's ($64.0 million or 4.4%). Securities not rated by Standard & Poor's had a National Association of Insurance Commissioners ("NAIC") rating of 1 ($154.1 million or 10.6%). The remaining classes of bonds were $195.0 million or 13.4% of the total bond portfolio.

Fixed maturities rated BBB+ to BBB- may have speculative characteristics and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity of the issuer to make principal and interest payments than is the case with higher rated fixed maturities.

The Company estimates the fair value of its below investment grade portfolio was $145.9 million, or 102% of the amortized cost value, at December 31, 2001. The Company intends to purchase additional below investment grade securities, but it does not expect the percentage of its portfolio invested in such securities to exceed 10% of its investment portfolio. At December 31, 2001, the yield at amortized cost on the Company's below investment grade portfolio was 9.1% compared to 7.4% for the Company's investment grade corporate bond portfolio.

Below investment grade securities have different characteristics than investment grade corporate debt securities. Risk of loss upon default by the borrower is significantly greater with respect to below investment grade securities than with other corporate debt securities. Below investment grade securities are generally unsecured and are often subordinated to other creditors of the issuer. Also, issuers of below investment grade securities usually have higher levels of debt and are more sensitive to adverse economic conditions, such as a recession or increasing interest rates, than are issuers of investment grade securities. The Company attempts to reduce the overall risk in its below investment grade portfolio, as in all of its investments, through careful credit analysis, strict investment policy guidelines, and diversification by company and by industry.

The Company analyzes its investment portfolio, including below investment grade securities, at least quarterly in order to determine if the Company's ability to realize the carrying value on any investment has been impaired. For debt securities, if impairment in value is determined to be other than temporary (i.e., if it is probable the Company will be unable to collect all amounts due according to the contractual terms of the security), the cost basis of the impaired security is written down to fair value, which becomes the new cost basis. The amount of the write-down is included in earnings as a realized loss. Future events may occur, or additional or updated information may be received, which may necessitate future write-downs of securities in the Company's portfolio. Significant write-downs in the carrying value of investments could materially adversely affect the Company's net income in future periods.

For the year ended December 31, 2001, the amortized cost basis of the Company's fixed maturities portfolio was reduced by $1,354.5 million as a result of sales, maturities, and principal repayments. Additional fixed maturities were purchased in the amount of $ 1,371.2 million. In total, net pre-tax gains from sales, calls, and scheduled principal repayments amounted to $11.8 million.

At December 31, 2001, the fixed maturities portfolio was deemed to have impairments in value other than temporary. The impairments had amortized cost of $11.4 million and a market value of $10.7 million. The Company's fixed maturities portfolio had a combined yield at amortized cost of 7.4% at December 31, 2001.

OTHER ASSETS. The Company's deferred policy acquisition costs ("DPAC") were $26.0 million as of December 31, 2001, $8.8 million as of December 31, 2000. The 2001 year end balance increased over the 2000 year end balance by 195% due to only four months of DPAC recorded in the 2000 year end balance sheet because of the acquisition.

Accrued investment income was $21.9 million at December 31, 2001 and $26.4 million at December 31, 2000.

Goodwill represents the excess of the acquisition cost over the fair market value of net assets. At December 31, 2001, goodwill totaled $864.9 million dollars and accumulated amortization of goodwill was $31.3 million. At December 31, 2000, goodwill totaled $888.7 million and accumulated amortization totaled $7.5 million.

At December 31, 2001, the Company had total assets of $3.5 billion and $3.5 billion at December 31, 2000.

LIABILITIES. Future policy benefits at December 31, 2001 were $1.6 billion, $1.6 billion at December 31, 2000. Liabilities for future policy and contract benefits for traditional life contracts are calculated using the net level premium method and assumptions as to investment yields, mortality, withdrawals and dividends. The assumptions are based on projections of past experience and include provisions for possible unfavorable deviation. These assumptions are made at the time the contract is issued or, for purchased contracts, at the date of acquisition. Liabilities for future policy and contract benefits on universal life-type and investment contracts are based on the policy account balance. The liabilities for future policy and contract benefits for group disabled life reserves and long-term disability reserves are based upon interest rate assumptions and morbidity and termination rates from published tables, modified for Company experience.

At December 31, 2001, the Company had $487.4 million of separate account liabilities. This compares with $607.2 million as of December 31, 2000. Separate account liabilities have decreased because the market value of the investments have decreased as a result of losses in the stock market.

The Company's total liabilities were $2.3 billion at December 31, 2001 and $2.3 billion at December 31, 2000.

                         LIQUIDITY AND CAPITAL RESOURCES

Liquidity is the ability of the Company to generate sufficient cash flows to meet the cash requirements of its operating, investing, and financing activities. The Company's principal sources of cash are premiums and product charges, investment income, and maturing investments. Primary uses of these funds are payments of commissions and operating expenses, investment purchases, as well as withdrawals and surrenders.

Net cash used in operating activities was $62.7 million for the year ended December 31, 2001 compared to net cash provided by operations of $34.5 million for the year ended December 31, 2000. The decrease in operating cash flow results primarily from an increase in receivable from affiliates.

Net cash used in investing activities was $39.5 million for the year ended December 31, 2001 as compared to $53.9 million net cash provided by investing activities for the year ended December 31, 2000. This change is primarily due to the purchase of additional commercial mortgage loans.

Net cash provided by financing activities was $86.8 million for the year ended December 31, 2001 as compared to net cash used in financing activities of $91.4 million for the year ended December 31, 2000. For the year ended December 31, 2001, net cash provided in financing activities was impacted by an increase of $90.5 million in "Borrowed Money" and a decrease of $93.7 in the net amount of deposits and withdrawals from insurance contracts. Borrowed Money is a financing tool which allows the Company to sell a pool of mortgaged backed securities and then buy them back at a lower price then what they were "sold" at; thereby making a profit on the spread.

The Company's liquidity position is managed by maintaining adequate levels of liquid assets, such as cash or cash equivalents and short-term investments. Additional sources of liquidity include borrowing facilities to meet short-term cash requirements. The Company has a $30 million revolving note facility with SunTrust Bank, Atlanta, which expires on May 31, 2002. Management believes these sources of liquidity are adequate to meet the Company's short-term cash obligations.

The Company is required to maintain a minimum capital and surplus of not less than $6 million under the provisions of the insurance laws of the State of New York.

Under the provisions of the insurance laws of the State of New York, the Company cannot distribute any dividends to its stockholder, Security-Connecticut Life Insurance Company unless a notice of its intent to declare a dividend and the amount of the dividend has been filed with the New York Insurance Department at least thirty days in advance of the proposed declaration. If the Superintendent of the New York Insurance Department finds the financial condition of the Company does not warrant the distribution, the Superintendent may disapprove the distribution by giving written notice to the Company within thirty days after the filing. The management of The Company pays a quarterly dividend. For the year December 31, 2001 the Company has paid dividends in to Security-Connecticut Life Insurance Company in the amount of $18 million.

The NAIC's risk-based capital requirements require insurance companies to calculate and report information under a risk-based capital formula. These requirements are intended to allow insurance regulators to monitor the capitalization of insurance companies based upon the type and mixture of risks inherent in a company's operations. The formula includes components for asset risk, liability risk, interest rate exposure, and other factors. The Company has complied with the NAIC's risk-based capital reporting requirements. Amounts reported indicate the Company has total adjusted capital well above all required capital levels.

VULNERABILITY FROM CONCENTRATIONS: As of December 31, 2001, 83% of the Company's sales are generated by 3 areas; Life Insurance (28%), 401(k) Retirement Plans (32%), and Payroll Deduction Plans (23%). Premiums from the State of New York provide 56% of the company's total direct premiums. The Company is not dependent upon any single customer or business segment.

REINSURANCE: The Company is a member of reinsurance associations established for the purpose of ceding the excess of life insurance over retention limits.

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. Usually, allowances are established for amounts deemed uncollectible. However, using previous experience the Company has never had a failure of a reinsurer; therefore no reserves have been established. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies.

The Company's retention limit is $300,000 per insurable life for individual coverage. For group coverage and reinsurance assumed, the retention is $300,000 per life with per occurrence limitations, subject to certain maximums.

As of December 31, 2001, $10.7 billion of life insurance in force was ceded to other companies of which 57.7% (based on inforce) was ceded to an unaffiliated reinsurer and 42.3% (based on inforce) was ceded to affiliates. In addition, the Company had assumed $4.2 billion of life insurance in force as of December 31, 2001.

                         MARKET RISK AND RISK MANAGEMENT
Asset/liability management is integrated into many aspects of the Company's operations, including investment decisions, product development, and crediting rates determination. As part of its risk management process, different economic scenarios are modeled, including cash flow testing required for insurance regulatory purposes, to determine that existing assets are adequate to meet projected liability cash flows.

On the basis of these analyses, management believes there is no material solvency risk to the Company.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Any forward-looking statements contained herein or in any other oral or written statement by the Company or any of its officers, directors, or employees is qualified by the fact that actual results of the Company may differ materially from such statement, among other risks and uncertainties inherent in the Company's business, due to the following important factors:

     1. Prevailing interest rate levels and stock market performance, which may affect the ability of the Company to sell its products, the market value and liquidity of the Company's investments, fee revenue, and the lapse rate of the Company's policies, notwithstanding product design features intended to enhance persistency of the Company's products.

     2. Changes in the federal income tax laws and regulations, which may affect the tax status of the Company's products.

     3.   Changes in the regulation of financial services,  including bank sales
          and  underwriting  of  insurance   products,   which  may  affect  the
          competitive environment for the Company's products.

     4.   Increasing competition in the sale of the Company's products.

     5. Other factors that could affect the performance of the Company, including, but not limited to, market conduct claims, litigation, insurance industry insolvencies, availability of competitive reinsurance on new business, investment performance of the underlying portfolios of the variable products, variable product design, and sales volume by significant sellers of the Company's variable products.


                          CRITICAL ACCOUNTING POLICIES

GENERAL
We have identified the accounting policies below as critical to our business operations and understanding of our results of operations. For a detailed discussion of the application of these and other accounting policies, see Note 1 in the Notes to Consolidated Financial Statements. Note that the application of these accounting policies requires management to use judgments involving assumptions and estimates concerning future results or other developments including the likelihood, timing or amount of one or more future transactions or events. There can be no assurance that actual results will not differ from those estimates. These judgments are reviewed frequently by senior management, and an understanding of them may enhance the reader's understanding of the Company's financial statements and selected financial data.


AMORTIZATION OF DEFERRED ACQUISITION COSTS AND VALUE OF PURCHASED INSURANCE IN FORCE
We amortize our deferred policy acquisition costs and value of purchased insurance in force on our annuity contracts in proportion to estimated gross profits. The amortization is adjusted to reflect actual gross profits over the life of the contracts (up to 30 years for annuity contracts). Our estimated gross profits are computed based on assumptions related to the underlying contracts including, but not limited to, charges assessed against policyholders, margins, lapse, persistency, expenses and asset growth rates.

Our current estimated gross profits include certain judgments concerning charges assessed against policyholders, margins, lapse, persistency, expenses and asset growth that are based on a combination of actual company experience and historical market experience of equity and fixed income returns. Estimated gross profits are adjusted periodically to take into account the actual experience to date and changes in assumptions as regards the future. Short-term variances of actual results from the judgments made by management can impact quarter to quarter earnings.

GOODWILL

Goodwill is the excess of the amount paid to acquire a company over the fair value of the net assets acquired and is amortized on a straight-line basis over 40 years. We monitor the carrying value of goodwill for indicators of impairment of value. As of January 1, 2002, the provisions of FASB Statement No. 142 are applicable. Under this Statement goodwill is no longer amortized, but will be tested annually for impairment.

FUTURE POLICY AND CONTRACT BENEFITS

Reserves for future policy and contract benefits for traditional life contracts are calculated using management's judgments of mortality, morbidity, lapse, investment experience and expense levels that are based primarily on the Company's past experience and are therefore reflective of the Company's proven underwriting and investing experience. Once these assumptions are made for a given policy or group of policies, they will not be changed over the life of the policy unless the Company recognizes a loss on the entire line of business. The Company periodically reviews its policies for loss recognition and based on management's judgment the Company from time to time may recognize a loss on certain lines of business. Short-term variances of actual results from the judgments made by management are reflected in current period earnings and can impact quarter to quarter earnings.

INCOME TAXES

The Company establish reserves for possible proposed adjustments by various taxing authorities. Management believes there are sufficient reserves provided for, or adequate defenses against any such adjustments.

OTHER INFORMATION

CERTAIN AGREEMENTS. The Company and its affiliates have entered into agreements whereby affiliates and the Company provide certain management, administrative, legal, and other services for each other. The net amounts billed to the Company were $18.6 million, $20.8 million and $25.3 million in 2001, 2000 and 1999 respectively. The net costs allocated to the Company under these agreements may not be indicative of costs the Company might incur if these services were not provided by the Company's affiliates. For the year ended December 31, 2001 the Company paid cash dividends of $18.0 million to Security-Connecticut and $12 million for the year ended December 31, 2000.

ReliaStar Life and Security-Connecticut reinsure certain life policies written by the Company. Premiums ceded under these agreements were $14.6 million, $16.1 million and $14.4 million for the years ended December 31, 2001, 2000 and 1999 respectively.

DISTRIBUTION AGREEMENT. First Golden Life Insurance Company of New York ("First Golden") an affiliated entity to be merged into the Company on April 1, 2002, had entered into agreements with Directed Services, Inc. ("DSI") to perform services related to the distribution of its products. DSI had acted as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the insurance products issued by First Golden. For the years ended December 31, 2001, 2000 and 1999, commissions paid by First Golden to DSI were $192,000, $1,115,000 and $697,000, respectively. DSI will continue to distribute those insurance products that will be owned by the Company under the distribution agreement with First Golden.

EMPLOYEES. The Company and its affiliates continue to receive and give support services to each other pursuant to agreements as described above under "Certain Agreements." The cost of these services are allocated to the Company.

Certain officers of the Company are also officers of ING, Golden American, DSI, Equitable of Iowa Companies, Inc. ("EIC"), and/or Equitable Life Insurance Company of Iowa. See "Directors and Executive Officers."

PROPERTIES. The Company's principal office is located at 1000 Woodbury Road, Woodbury, New York 11797, where certain of the Company's records are maintained. The office space is leased.


DIRECTORS AND EXECUTIVE OFFICERS

NAME (AGE)                                  POSITION(S) WITH THE COMPANY
William D. Bonneville (54)                  Executive Vice President & Chief Administrative Officer
Paula Cludray-Engelke (45)                  Secretary
R. Michael Conley (59)                      Director
James R. Gelder ( 53)                       Chief Executive Officer
Ambassador Ulric Haynes, Jr. (70)           Director
Wayne R. Huneke (50)                        Director, Vice President & Chief Financial Officer
P. Randall Lowery (49)                      Director
James R. McInnis (54)                       Vice President
David S. Pendergrass (41)                   Vice President & Treasurer
Fiorvante G. Perotta (70)                   Director
Stephen J. Preston (44)                     Vice President
Roger D. Roenfeldt (63)                     Executive Vice President & Chief Operating Officer
Robert C. Salipante (45)                    Director & Vice Chairman
Mark A.Tullis (46)                          Director
Charles B. Updike (62)                      Director
Ross M. Weale (63)                          Director



Each director is elected to serve for one year or until the next annual meeting of shareholders or until his or her successor is elected. Some directors and/or officers are directors and/or officers of the Company's insurance company affiliates. The principal positions of the Company's directors and senior executive officers for the past five years are listed below:

                                                                  PRINCIPAL OCCUPATION
DIRECTORS AND OFFICERS                                          AND BUSINESS EXPERIENCE

William D. Bonneville (3)          Executive Vice President and Chief Administrative Officer of ReliaStar Life
                                   Insurance Company of New York since 2000; Senior Vice President and Chief
Age: 54                            Administrative Officer of ReliaStar Life Insurance Company of New York from 1998 to 2000; Vice President of ReliaStar Life Insurance Company of New York (formerly known as ReliaStar Bankers Security Life Insurance Company) from 1996 to 1998;
                                   Vice President of North Atlantic Life Insurance Company from 1992 to 1995 until its merger into ReliaStar Life Insurance Company of New York.

Paula Cludray-Engelke (3)          Secretary of Ameribest Life Insurance Company, Equitable Life Insurance Company
                                   of Iowa, First Columbine Life Insurance Company, Golden American Life Insurance
Age: 45                            Company, Life Insurance Company of Georgia, Midwestern United Life Insurance
                                   Company, Security Life of Denver Insurance Company, Southland Life Insurance
                                   Company, United Life and Annuity Insurance Company and Washington Square
                                   Securities, Inc. since 2001; Secretary of Northern Life Insurance Company,
                                   ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York
                                   and Security-Connecticut Life Insurance Company since 2000;  Secretary of ING
                                   Insurance Company of America and ING Life Insurance and Annuity Company since
                                   2001; Assistant Secretary of Aetna Insurance Company of America and Aetna Life
                                   Insurance and Annuity Company from 2000 to 2001; Director, Individual Compliance from 1998-2000; Director, Contracts Compliance and Special Benefits from 1997-1998.

James R. McInnis (3)               Has held several directorships and various executive officer positions within the
                                   ING Groep N.V. organization.  Elected Executive Vice President of First Golden
Age: 54                            American Life Insurance Company of New York December 1997; Executive Vice
                                   President and Chief Marketing Officer of Golden American Life Insurance Company
                                   since 1999.  From 1982 through November, 1997, he held several positions with the
                                   Endeavor Group and was President upon his departure.

R. Michael Conley (1)              Retired 1998; Senior Vice President of ReliaStar Financial Corp. from 1991 to
                                   1998; Senior Vice President, ReliaStar Employee Benefits of ReliaStar Life
Age: 59                            Insurance Company from 1988 to 1998; President of NWNL Benefits Corporation from
                                   1988 to 1998; Executive Vice President of ReliaStar Life Insurance Company of New
                                   York from 1996 to 1998; Director of ReliaStar Life Insurance Company of New York
                                   since 1998.




James R. Gelder (2)                Chief Executive Officer, U.S. Life Group of ReliaStar Life Insurance Company,
                                   Security Life of Denver Insurance Company, Equitable Life Insurance Company of
Age: 53                            Iowa, Midwestern United Life Insurance Company and Southland Life Insurance
                                   Company since 2001; Senior Vice President, ReliaStar Financial Corp. since 2000;
                                   President and Chief Executive Officer of ReliaStar Life Insurance Company of New
                                   York since 1999; Senior Vice President of ReliaStar Life Insurance Company from
                                   1999 to 2001; Executive Vice President of ReliaStar Life Insurance Company of New
                                   York from 1998 to 1999; President of Security-Connecticut Life Insurance Company
                                   since 1998; Chief Executive Officer of Security-Connecticut Life Insurance from
                                   1998 to 2001; Executive Vice President and Chief Operating Officer of
                                   Security-Connecticut Life Insurance Company from 1997 to 1998; Vice President of
                                   ReliaStar Life Insurance Company from 1994 to 1999; Director and Officer of various subsidiaries of ReliaStar Financial Corp.

Ambassador Ulric Haynes, Jr. (1)   Dean of the School of Business and Executive Dean for University International
                                   Relations of Hofstra University since 1991; Director of DYNAX Solutions, Inc.
Age: 70                            from 2000 to present; Director of INNCOM International Inc. from 1999 to present;
                                   Director of Pall Corporation from 1994 to present; Director of HSBC USA Inc.
                                   (formerly Marine Midland Bank) from 1969 to present.

Wayne R. Huneke (2)                Chief Financial Officer, Aetna Insurance Company of America, Aetna Life Insurance
                                   and Annuity Company, Ameribest Life Insurance Company, Equitable Life Insurance
Age: 50                            Company of Iowa, First Columbine Life Insurance Company, Golden American Life
                                   Insurance Company, Life Insurance Company of Georgia, Midwestern United Life
                                   Insurance Company, Security Life of Denver Insurance Company, Southland Life
                                   Insurance Company and USG Annuity & Life Company since 2001; Vice President and
                                   Chief Financial Officer of ReliaStar Life Insurance Company of New York since
                                   2000; Director of Ameribest Life Insurance Company, Equitable Life Insurance
                                   Company of Iowa, First Columbine Life Insurance Company, Golden American Life
                                   Insurance Company, Life Insurance Company of Georgia, Midwestern United Life
                                   Insurance Company, Security Life of Denver Insurance Company, Southland Life
                                   Insurance Company, USG Annuity & Life Company and United Life and Annuity
                                   Insurance since 2001; Chief Financial Officer, ING North America Insurance
                                   Corporation since 2000; Chief Financial Officer, ING America Insurance Holdings,
                                   Inc. since 2000; Director of Aetna Insurance Company of America, Aetna Life
                                   Insurance and Annuity Company, Aetna Retirement Holdings, Inc. and Aetna
                                   Retirement Services, Inc. since 2000; Senior Executive Vice President of
                                   ReliaStar Financial Corp. since 1999; and Senior Executive Vice President and




                                   Chief Financial Officer of ReliaStar Life Insurance Company since 2000; Senior
                                   Executive Vice President of ReliaStar Financial Life Insurance Company from 1999 to 2000; Senior Vice President of ReliaStar Financial Corp. and ReliaStar Life
                                   Insurance Company from 1994 to 1999; Director of ReliaStar Life Insurance Company
                                   and ReliaStar Life Insurance Company of New York since 1995; Chief Financial
                                   Officer and Treasurer of ReliaStar Financial Corp. and ReliaStar Life Insurance
                                   Company from 1994 to 1997.

P. Randall Lowery (1)              Director of Midwestern United Life Insurance Company, Northern Life Insurance
                                   Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of
Age: 49                            New York, Security Life of Denver Insurance Company, USG Annuity & Life Company
                                   and since 2001; Director of Aetna Insurance Company of America, Aetna Life
                                   Insurance and Annuity Company and Aetna Retirement Services, Inc. since 2000.
                                   General Manager, Actuarial and Risk Management for ING North America Insurance
                                   Corporation since 1999; Director of Ameribest Life Insurance Company, Equitable
                                   Life Insurance Company of Iowa, First Columbine Life Insurance Company, Golden
                                   American Life Insurance Company, ING America Life Corporation, Life of Georgia
                                   Insurance Company, Southland Life Insurance Company, United Life & Annuity
                                   Insurance Company since 1999; Vice President Sun Life America from 1986 to 1990.

Stephen J. Preston  (3)            Executive Vice President and Chief Actuary of Ameribest Life Insurance Company,
                                   Equitable Life Insurance Company and USG Annuity & Life Company since 2001.
Age: 44                            Joined Golden American Life Insurance Company in December, 1993 as Senior Vice
                                   President,  Chief Actuary and Controller.  He became Executive Vice President and
                                   Chief Actuary in June,  1998. He was elected Senior Vice President and Chief Actuary of First Golden American Life Insurance Company in June, 1996 and elected Executive
                                   Vice President in June, 1998.

Fioravante G. Perrotta1            Retired 1996; Formerly Senior Partner of Rogers & Wells (New York law firm) since
                                   1970.
Age: 70

Roger D. Roenfeldt (3)             Executive Vice President and Chief Marketing Officer since 2001; Executive Vice
                                   President and Chief Operating Officer of ReliaStar Life Insurance Company of New
Age: 63                            York from 1997 to 2001; Executive Vice President and Chief Operating Officer of
                                   Lincoln Security Life Insurance Company from 1996 to 1997 until its merger into
                                   ReliaStar Life Insurance Company of New York; President and Chief Executive
                                   Officer of The R.E. Lee Group/US, Inc. from 1991 to 1996.




Robert C. Salipante (2)            Chief Operating Officer, ReliaStar Life Insurance Company since 2001; Chief
                                   Executive Officer of Ameribest Life Insurance Company, Equitable Life Insurance
Age: 45                            Company of Iowa, Golden American Life Insurance Company, Midwestern United Life
                                   Insurance Company, Security Life of Denver Insurance Company,
                                   Security-Connecticut Life Insurance Company, Southland Life Insurance Company,
                                   United Life and Annuity Insurance Company and USG Annuity & Life Company since
                                   2001; Director of Ameribest Life Insurance Company, Equitable Life Insurance
                                   Company of Iowa, First Columbine Life Insurance Company, Golden American Life
                                   Insurance Company, Life Insurance Company of Georgia, Midwestern United Life
                                   Insurance Company, Northern Life Insurance Company, ReliaStar Life Insurance
                                   Company, Security Life of Denver Insurance Company, Security-Connecticut Life
                                   Insurance Company, Southland Life Insurance Company, USG Annuity & Life Company
                                   and United Life and Annuity Insurance since 2001; Chief Executive Officer,
                                   ING North America Insurance Corporation since 2000;
                                   Director of Aetna Insurance Company of America, Aetna Life Insurance and
                                   Annuity Company, Aetna Retirement Holdings, Inc., and Aetna Retirement
                                   Services, Inc., since 2000; Chairman of Security-Connecticut Life
                                   Insurance Company since 2000; President and Chief Operating Officer of ReliaStar
                                   Financial Corp. since 1999;  President and Chief Operating Officer of  ReliaStar
                                   Life Insurance Company from 1999 to 2001;  Senior Vice President of ReliaStar
                                   Financial Corp. and ReliaStar Life Insurance Company from 1996 to 1999; Vice
                                   Chairman of ReliaStar Life Insurance Company of New York since 1999; President and Chief Executive Officer of ReliaStar Life Insurance Company of New York from
                                   1998 to 1999; Senior Vice President of ReliaStar Financial Corp. from 1994 to
                                   1996; Senior Vice President and Chief Financial Officer of ReliaStar Financial
                                   Corp. from 1992 to 1994; Director and Officer of various subsidiaries of
                                   ReliaStar Financial Corp.

Mark A. Tullis (1)                 Director of ReliaStar Life Insurance Company and ReliaStar Life Insurance Company
                                   of New York since 2001; Director of Midwestern United Life Insurance Company
Age: 46                            since 2000; Director of Ameribest Life Insurance Company, Equitable American Life
                                   Insurance Company, Equitable Life Insurance Company of Iowa, First Columbine Life
                                   Insurance Company, First Golden American Life Insurance Company, Golden American
                                   Life Insurance Company, Life Insurance Company of Georgia, Security Life of
                                   Denver Insurance Company, Southland Life Insurance Company, USG Annuity & Life
                                   Company and United Life and Annuity Insurance Company since 1999.  Executive Vice
                                   President of Primerica from 1994 to 1999.




Charles B. Updike (1)              Partner of Schoeman, Marsh & Updike (New York law firm) since 1976.

Age: 62

Ross M. Weale (1)                  President of Waccabuc Enterprise, Inc. (New York management consulting firm)
                                   since 1996; President and Chief Executive Officer of Country Bank (financial
Age: 63                            institution) from 1986 to 1996.


----------------------------------------
1 Director of ReliaStar Life Insurance Company of New York

2 Director and Officer of ReliaStar Life Insurance Company of New York

3 Officer of ReliaStar Life Insurance Company of New York

The  Executive  Committee  of our  Board  of  Directors  consists  of  Directors
Salipante, Huneke, Updike, and Weale.

The Compliance  Committee of our Board of Directors consists of Directors Weale,
Conley, Haynes, Perrotta and Updike.




EXECUTIVE COMPENSATION TABLE
The following table sets forth information with respect to the annual salary and bonus for ReliaStar Life of New York's Chief Executive  Officer,  the four other most highly compensated executive officers. Executive Compensation includes total ING compensation and not just compensation specific to the Company.
                                                                                  LONG-TERM
                                            ANNUAL COMPENSATION                 COMPENSATION
                                            -------------------                 ------------
                                                                          RESTRICTED     SECURITIES
NAME AND                                                                  STOCK AWARDS   UNDERLYING          ALL OTHER
PRINCIPAL POSITION                  YEAR      SALARY        BONUS (1)     OPTIONS           OPTIONS       COMPENSATION(2)
------------------                  ----      ------        -------       -------           -------        -------------
James Gelder                        2001     $378,342   $      171,549                                    $       48,025
  CEO & President                   2000     $307,635   $      404,011                                    $    2,279,357
                                    1999     $258,725   $      187,493                                    $       42,683
John Turner                         2001     $800,449   $    1,212,935                                    $       68,414
  Chairman of the Board             2000     $774,615   $    3,947,569                                    $   16,339,756
                                    1999     $728,154   $    1,386,427                                    $    2,102,348
Robert Salipante                    2001     $648,726   $      453,830                                    $       40,094
  Vice Chairman of the Board        2000     $498,462   $    2,003,068                                    $    6,364,344
                                    1999     $367,154   $      501,988                                    $      499,313
Wayne Huneke                        2001     $441,042   $      266,574                                    $       75,568
  VP & CFO                          2000     $400,096   $    1,907,476                                    $    2,935,228
                                    1999     $346,596   $      397,360                                    $      169,426
Richard Crowl                       2001     $315,137   $      421,244                                    $        6,112
  Sr. VP & General Counsel          2000     $290,192   $      498,823                                    $    2,510,293
                                    1999     $259,231   $      334,316                                    $      254,108


--------------------

1   The amount shown relates to bonuses paid in 2001, 2000 and 1999.
2   Other  compensation for 2000 and 1999 includes a business allowance for each named  executive  which is  required  to be  applied  to  specific  business expenses of the named executive.


OPTION GRANTS IN LAST FISCAL YEAR

Options granted includes total ING options and not just options specific to the Company.

                                                                                             POTENTIAL
                                           % OF TOTAL                                    PRESENT VALUE ON
                            NUMBER OF         OPTIONS                                     DATE OF GRANT
                           SECURITIES      GRANTED TO                                     (BASED ON THE
                           UNDERLYING       EMPLOYEES    EXERCISE                         BLACK-SCHOLES
                              OPTIONS       IN FISCAL     OR BASE    EXPIRATION            METHODOLOGY
NAME                        GRANTED (1)       YEAR       PRICE(2)      DATE
----                       ------------    ----------    ---------   ----------          -----------------
James Gelder        2001      22,000.00       0.70%        $31.96   March 15, 2011(1)      $  253,000.00
                    2000      21,760.00       1.75%        $33.23   October 2, 2010(2)        228,480.00
John Turner         2001      40,000.00       1.28%        $31.96   March 15, 2011(1)         460,000.00
                    2000     167,000.00      13.44%        $33.23   October 2, 2010(2)      1,753,500.00
Robert Salipante    2001      40,000.00       1.28%        $31.96   March 15, 2011(1)         460,000.00
                    2000             --       0.00%            --
Wayne Huneke        2001      27,800.00       0.89%        $31.96   March 15, 2011(1)         319,700.00
                    2000             --       0.00%
Richard Crowl       2001             --       0.00%
                    2000             --       0.00%

-------------------
(1) Options granted on 3/15/01 assumes a black-scholes value of $11.50 on the date of grant.

(2) Options granted on 10/02/00 assumes a black-scholes value of $10.50 on the date of grant.




Report of independent auditors

Board of Directors and Shareholder
ReliaStar Life Insurance Company of New York
(A Wholly Owned Subsidiary of Security-Connecticut Life Insurance Company) Woodbury, New York


We have audited the balance sheets of ReliaStar Life Insurance Company of New York as of December 31, 2001 and 2000 ("Successor Company"), and the related statements of income, shareholder's equity, and cash flows for the year ended December 31, 2001 and for the period from September 1, 2000 to December 31, 2000 ("Successor Company"), and for the period from January 1, 2000 to August 31, 2000 ("Preacquisition Company"). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The statements of income, shareholder's equity, and cash flows for the year ended December 31, 1999 of ReliaStar Life Insurance Company of New York ("Preacquisition Company"), were audited by other auditors whose report dated February 1, 2000, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Successor Company's financial statements referred to above present fairly, in all material respects, the financial position of ReliaStar Life Insurance Company of New York at December 31, 2001 and 2000, and the results of its operations and its cash flows for the year ended December 31, 2001 and for the period from September 1, 2000 to December 31, 2000, in conformity with accounting principles generally accepted in the United States. Further, in our opinion, the Preacquisition Company's financial statements referred to above present fairly, in all material respects, the results of ReliaStar Life Insurance Company of New York's operations and cash flows for the period from January 1, 2000 to August 31, 2000, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the financial statements, effective September 1, 2000, ING America Insurance Holdings Inc. acquired all of the outstanding stock of ReliaStar Financial Corp., ReliaStar Life Insurance Company of New York's indirect parent and sole shareholder in a business combination accounted for as a purchase. As a result of the acquisition, the financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.


                                                        Ernst & Young LLP
Atlanta, Georgia
March 22, 2002

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholder
ReliaStar Life Insurance Company of New York
(a wholly owned subsidiary of Security-Connecticut Life Insurance Company) Woodbury, New York

We have audited the accompanying balance sheet of ReliaStar Life Insurance Company of New York (the Company) as of December 31, 1999, and the related statements of income, shareholder's equity and comprehensive income, and cash flows for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ReliaStar Life Insurance Company of New York as of December 31, 1999 and the results of its operations and its cash flows for the years ended December 31, 1999 and 1998 in conformity with accounting principles generally accepted in the United States of America.




Minneapolis, Minnesota
February 1, 2000



BALANCE SHEETS
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
(A WHOLLY OWNED SUBSIDIARY OF SECURITY-CONNECTICUT LIFE INSURANCE COMPANY)

DECEMBER 31 (IN MILLIONS)                                                                          2001       2000
--------------------------------------------------------------------------------------------------------------------------
ASSETS
Fixed Maturity Securities (Amortized Cost: 2001, $1,455.4; 2000, $1,426.2)                     $1,500.1   $1,455.1
Equity Securities (Cost: 2001, $3.6, $; 2000, $4.5)                                                 3.5        4.5
Mortgage Loans on Real Estate                                                                     265.5      246.2
Real Estate                                                                                         0.3        0.4
Policy Loans                                                                                       85.0       84.4
Other Invested Assets                                                                               6.5        6.6
Short-Term Investments                                                                             20.5       18.4
---------------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS                                                                               1,881.4    1,815.6
Cash (Overdraft)                                                                                  (17.5)      (2.1)
Accounts and Notes Receivable                                                                       7.7        2.8
Reinsurance Receivable                                                                             51.6       48.7
Deferred Policy Acquisition Costs (DPAC)                                                           26.0        8.8
Present Value of Future Profits (PVFP)                                                             64.7       93.8
Receivable from Related Parties                                                                    47.1          -
Other Assets                                                                                        3.5          -
Accrued Investment Income                                                                          21.9       26.4
Goodwill (Accumulated Amortization: 2001 $31.3; 2000 $7.5)                                        864.9      888.7
Income Taxes                                                                                       46.7       43.3
Assets Held in Separate Accounts                                                                  489.9      609.7
---------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                   $3,487.9   $3,535.7
===========================================================================================================================

LIABILITIES
Future Policy and Contract Benefits                                                            $1,550.5   $1,571.1
Pending Policy Claims                                                                              40.7       32.9
Other Policyholder Funds                                                                           18.2       18.4
Payables to Related Parties                                                                           -       11.3
Borrowed Money                                                                                     90.5          -
Other Liabilities                                                                                  87.9       87.0
Liabilities Related to Separate Accounts                                                          487.4      607.2
---------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                               2,275.2    2,327.9
---------------------------------------------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDER'S EQUITY
Common Stock (Shares Issued: 1.4)                                                                   2.8        2.8
Additional Paid-In Capital                                                                      1,194.6    1,194.6
Retained Earnings                                                                                   8.8        1.0
Accumulated Other Comprehensive Income                                                              6.5        9.4
---------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDER'S EQUITY                                                                      1,212.7    1,207.8
---------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                                                     $3,487.9   $3,535.7
===========================================================================================================================

The accompanying notes are an integral part of the financial statements.



STATEMENTS OF INCOME
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
(A WHOLLY OWNED SUBSIDIARY OF SECURITY-CONNECTICUT LIFE INSURANCE COMPANY)


                                                             Post Acquisition                             Pre-Acquisition
                                                ------------------------------------------------------------------------------------

                                                    For the Year        September 1, 2000      January 1, 2000        For the Year
                                                        Ended                   To                   To                  Ended
(IN MILLIONS)                                    December 31, 2001      December 31, 2000      August 31, 2000     December 31, 1999
------------------------------------------------------------------------------------------------------------------------------------
REVENUES
Premiums                                                 $ 60.2                $ 19.8                 $ 28.1               $ 42.8
Net Investment Income                                     142.3                  48.3                   97.7                149.7
Net Realized Investment Gains (Losses)                     10.6                   0.5                    1.3                 (0.3)
Policy and Contract Charges                                90.4                  31.8                   63.3                100.7
Other Income                                                7.6                   1.7                    5.9                  3.8
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                     311.1                 102.1                  196.3                296.7
------------------------------------------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES
Benefits to Policyholders                                 156.8                  58.6                  100.4                156.2
Sales and Operating Expenses                               74.1                  18.5                   38.2                 47.7
Amortization of Deferred Policy
    Acquisition Costs and Present Value
      of Future Profits                                    26.5                  10.1                   21.5                 30.1
Dividends and Experience Refunds to
  Policyholders                                            1.8                    .5                    1.4                   .9
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                     259.2                  87.7                  161.5                234.9
------------------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                 51.9                  14.4                   34.8                 61.8
Income Tax Expense                                         26.1                   7.4                   12.0                 22.0
------------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                               $ 25.8                $  7.0                 $ 22.8               $ 39.8
====================================================================================================================================




The accompanying notes are an integral part of the financial statements.


                                            RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
                                                 STATEMENTS OF SHAREHOLDER'S EQUITY
                                                            (IN MILLIONS)

                                                                                                    Accumulated
                                                                                                        Other           Total
                                                        Common          Additional      Retained    Comprehensive    Shareholder's
                                                         Stock       Paid-in Capital    Earnings    Income (Loss)       Equity
                                                      ------------------------------------------------------------------------------
      Balance at January 1, 1999                           $ 2.8         $ 235.2         $ 181.2       $ 42.1         $  461.3
      Dividends to shareholders                                                             (8.0)                         (8.0)
      Comprehensive income:
        Net income                                                                           39.8                         39.8
          Change in net unrealized investment gains
           (losses), net of income taxes of  $(34.0)                                                    (63.3)           (63.3)
          Effect on DPAC and  PVFP of unrealized
           gains on fixed maturities, net of income
           taxes of $7.0                                                                                 13.1             13.1
          Other, net of income taxes of  $ (.7)                                                          (1.3)            (1.3)
                                                                                                                  ------------------
      Total Comprehensive Loss                                                                                           (11.7)
                                                      ------------------------------------------------------------------------------
      Balance at December 31, 1999                           2.8           235.2            213.0         (9.4)           441.6
           Dividends to shareholders                                                         (6.0)                         (6.0)
           Comprehensive income:
        Net income                                                                           22.8                          22.8
          Change in net unrealized investment gains
           (losses), net of income taxes of  $(1.3)                                                      (2.4)            (2.4)
          Effect on DPAC and PVFP of  unrealized
           gains on fixed maturities, net of income
           taxes of $ .7                                                                                  1.4              1.4
                                                                                                                  ------------------
      Total Comprehensive Income                                                                                          21.8
                                                      ------------------------------------------------------------------------------
      Balance at August 31, 2000                             2.8           235.2        229.8           (10.4)           457.4
      Purchase accounting adjustment                                       959.4       (229.8)           10.4            740.0
      Dividends to shareholders                                                          (6.0)                            (6.0)
      Comprehensive income:
         Net income                                                                       7.0                              7.0
          Change in net unrealized investment
           gains(losses), net of income taxes of $10.1                                                   18.9             18.9
          Effect on DPAC and VPIF of unrealized gains
           on fixed maturities, net of income taxes
           of $(5.1)                                                                                     (9.5)            (9.5)
                                                                                                                  ------------------
      Total Comprehensive Income                                                                                          16.4
                                                      ------------------------------------------------------------------------------
      Balance at December 31, 2000                           2.8         1,194.6          1.0             9.4          1,207.8
      Dividends to shareholders                                                         (18.0)                           (18.0)
      Comprehensive Income:
         Net Income                                                                      25.8                             25.8
         Change in net unrealized investment gains                                                        9.7              9.7
              (losses), net of income taxes of $5.1
      Effect on DPAC and PVFP of unrealized gains on
         fixed maturities, net of income taxes of
         $(6.8)                                                                                         (12.6)           (12.6)
                                                                                                                  ------------------
      Total Comprehensive Income                                                                                          22.9
                                                      ------------------------------------------------------------------------------
      Balance at December 31, 2001                         $ 2.8        $1,194.6          $8.8           $6.5         $1,212.7
                                                      ==============================================================================




      The accompanying notes are an integral part of the financial statements.





STATEMENTS OF CASH FLOWS
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
(A WHOLLY OWNED SUBSIDIARY OF SECURITY-CONNECTICUT LIFE INSURANCE COMPANY)

                                                        Post Acquisition                           Pre-Acquisition
                                            -----------------------------------------------------------------------------------
                                                Year Ended       September 1, 2000      January 1, 2000         Year Ended
                                               December 31,            To                     To               December 31,
(IN MILLIONS)                                      2001           December 31, 2000     August 31, 2000            1999
-------------------------------------------------------------- ------------------------------------------- --------------------
OPERATING ACTIVITIES

Net Income                                      $   25.8             $  7.0                  $ 22.8               $ 39.8
Adjustments to Reconcile Net Income to
     Net Cash (Used in) Provided by
     Operating Activities:
Interest Credited to Insurance Contracts            43.0               21.1                    44.5                 70.0
Future Policy Benefits                             (77.9)             (35.9)                  (81.5)              (117.8)
Capitalization of Policy Acquisition Costs
       and Present Value of Future profits         (34.1)             (14.8)                  (18.5)               (29.2)
Amortization of Deferred Policy
     Acquisition Costs and Present Value
     of Future Profits                               26.5              10.1                    21.5                 30.1
Income Taxes                                          2.4              12.8                    (2.4)                 3.4
Net Change in Receivables and Payables               28.9              12.5                    24.1                 12.2
Other Assets                                         (3.5)               -                      1.1                  8.5
Realized Investment (Gains) Losses, Net             (10.6)             (0.5)                   (1.3)                  .3
Amounts Due to Related Parties                      (58.4)             (4.0)                   12.7                  2.0
Other                                                (4.8)             (6.1)                    9.3                 (4.4)
-------------------------------------------------------------- ------------------------------------------- --------------------
Net Cash (Used in) Provided by Operating
    Activities                                     (62.7)               2.2                    32.3                 14.9
-------------------------------------------------------------- ------------------------------------------- --------------------
INVESTING ACTIVITIES
Proceeds from Sales of Fixed Maturity
     Securities                                  1,277.5               74.7                   113.7                137.8
Proceeds from Maturities or Repayment of
     Fixed Maturity Securities                      77.0              154.5                    69.4                188.7
Cost of Fixed Maturity Securities
     Acquired                                   (1,371.2)            (251.6)                 (169.4)              (311.0)
Sales (Purchases) of Equity Securities,
     Net                                             1.0                  -                       -                    -
Proceeds of Mortgage Loans Sold, Matured
     or Repaid                                      10.2               52.0                    19.2                 43.2
Cost of Mortgage Loans Acquired                    (29.5)              (1.4)                      -                (72.6)
Sales (Purchases) of Real Estate, Net                0.1                0.2                       -                  2.8
Policy Loans Issued, Net                            (0.6)              (0.6)                      -                 (2.2)
Sales (Purchases) of Other Invested
     Assets, Net                                    (1.9)               3.8                    (1.4)                 2.7
Sales (Purchases) of Short-Term
     Investments, Net                               (2.1)             (13.0)                    3.8                 21.5
-------------------------------------------------------------- ------------------------------------------- --------------------
Net Cash  (Used in)  Provided  by  Investing
Activities                                         (39.5)              18.6                    35.3                 10.9
-------------------------------------------------------------- ------------------------------------------- --------------------
FINANCING ACTIVITIES
Deposits to Insurance Contracts                    145.2               49.2                    88.8                146.9
Maturities and Withdrawals from
     Insurance Contracts                          (130.9)             (60.9)                 (156.5)              (163.8)
Increase in Borrowed Money                          90.5                  -                       -                    -
Dividends to Shareholder                           (18.0)              (6.0)                   (6.0)                (8.0)
-------------------------------------------------------------- ------------------------------------------- --------------------
Net Cash Provided by (Used in) in Financing
     Activities                                     86.8              (17.7)                  (73.7)               (24.9)
-------------------------------------------------------------- ------------------------------------------- --------------------
Increase (Decrease) in Cash                        (15.4)               3.1                    (6.1)                  .9
Cash (overdraft) at Beginning of Period             (2.1)              (5.2)                     .9                    -
-------------------------------------------------------------- ------------------------------------------- --------------------
Cash (overdraft) at End of Period              $   (17.5)            $ (2.1)                 $ (5.2)              $   .9
============================================================== =========================================== ====================
The accompanying notes are an integral part of the financial statements.




                          NOTES TO FINANCIAL STATEMENTS

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
(A WHOLLY OWNED SUBSIDIARY OF SECURITY-CONNECTICUT LIFE INSURANCE COMPANY)

NOTE 1.  NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS
ReliaStar Life Insurance Company of New York (the Company) is principally engaged in the business of providing life insurance and related financial services products. The Company provides and distributes individual life insurance and annuities; employee benefit products and services; retirement plans and life and health reinsurance. The Company operates primarily in the United States and is authorized to conduct business in all 50 states.

BASIS OF PRESENTATION
The accompanying financial statements have been prepared on the basis of accounting principals generally accepted in the United States.

At December 31, 2001 all outstanding shares of the Company are owned by Security-Connecticut Life Insurance Company (Security-Connecticut), a Minnesota domiciled insurance company. Security-Connecticut is a wholly owned subsidiary of ReliaStar Life Insurance Company (ReliaStar Life), a Minnesota domiciled insurance company. ReliaStar Life is a wholly owned subsidiary of ReliaStar
Financial Corp. (ReliaStar), a holding and management company domiciled in Delaware. ING America Insurance Holdings Inc. (ING AIH) wholly owns ReliaStar. ReliaStar's ultimate parent is ING Groep, N.V. (ING), a global financial services company based in Amsterdam, Netherlands. ING acquired ReliaStar on September 1, 2000. Prior to September 1, 2000, ReliaStar was a publicly held company.

INVESTMENTS
Fixed maturity securities (bonds and redeemable preferred stocks) are classified as available-for-sale and are carried at fair value.

Equity securities (common stocks) are classified as available for sale and are carried at fair value.

Mortgage loans on real estate are carried at amortized cost less an impairment allowance for estimated uncollectible amounts.

Real Estate acquired through foreclosure is carried at the lower of fair value less estimated costs to sell or cost.

Policy loans are reported at unpaid principal balances.

Other invested assets accounted for by the equity method primarily include investments in, and advances to, various joint ventures and partnerships in which the Company has less than a controlling interest. Short-term investments are carried at amortized cost, which approximates fair value.

Unrealized investment gains and losses on equity securities and fixed maturity securities, net of related deferred policy acquisition costs (DPAC), present value of future profits (PVFP) and tax effects, are accounted for as a direct increase or decrease to the accumulated other comprehensive income (loss) component of shareholder's equity.

Realized investment gains and losses enter into the determination of net income. Realized investment gains and losses on sales of securities are determined on the specific identification method. Write-offs of investments that decline in value below cost on other than a temporary basis and the change in the allowance for mortgage loans and wholly owned real estate are included with realized investment gains and losses in the Statements of Income.

The Company records write-offs or allowances for its investments based upon an evaluation of specific problem investments. The Company periodically reviews all invested assets (including marketable bonds, private placements, mortgage loans and real estate investments) to identify investments where the Company has credit concerns. Investments with credit concerns include those the Company has identified as problem investments, which are issues delinquent in a required payment of principal or interest, issues in bankruptcy or foreclosure and restructured or foreclosed assets. The Company also identifies investments as potential problem investments, which are investments where the Company has serious doubts as to the ability of the borrowers to comply with the present loan repayment terms.

INTEREST RATE SWAP AGREEMENTS
Interest rate swap agreements are used as hedges for asset/liability management of adjustable rate and short-term invested assets. The Company does not enter into any interest rate swap agreements for trading purposes. The interest rate swap transactions involve the exchange of fixed and floating rate interest payments without the exchange of underlying principal amounts and do not contain other optional provisions. The Company utilizes the settlement method of accounting for its interest rate swap agreements whereby the difference between amounts paid and amounts received or accrued on interest rate swap agreements is reflected in net investment income.

The characteristics (notional amount, maturity and payment dates) of the interest rate swap agreements are similar to the characteristics of the designated hedged assets. Interest rate swaps are carried at fair value, and changes in fair value are recorded as a direct increase or decrease in the accumulated other comprehensive income component of shareholder's equity. In the event an interest rate swap agreement would cease to qualify for hedge accounting, changes in fair value of the affected swap would be recorded as income or expense. The interest rate swaps terminated in 2001.

DEFERRED POLICY ACQUISITION COSTS (DPAC)
Those costs of acquiring new business, which vary with and are primarily related to the production of new business, have been deferred to the extent that such costs are deemed recoverable. Such costs include commissions, certain costs of policy issuance and underwriting and certain variable agency expenses.

Costs deferred related to traditional life insurance products are amortized over the premium paying period of the related policies, in proportion to the ratio of annual premium revenues to total anticipated premium revenues. Such anticipated premium revenues are estimated using the same assumptions used for computing liabilities for future policy benefits.

Costs deferred related to universal life-type policies and investment contracts are amortized over the lives of the policies, in relation to the present value of estimated gross profits from mortality, investment, surrender and expense margins. This amortization is adjusted retrospectively when estimates of current or future gross profits to be realized from a group of products are revised. DPAC are adjusted to reflect changes that would have been necessary if unrealized investment gains and losses related to available-for-sale securities had been realized. The Company has reflected those adjustments in the asset balance with the offset as a direct adjustment to other comprehensive income in shareholder's equity.

Periodically, modifications may be made to deferred annuity contract features, such as shortening the surrender charge period or waiving the surrender charge, changing the mortality and expense fees, etc. Unamortized DPAC associated with these modified contracts are not written off, but rather, continue to be associated with the original block of business to which these costs were previously recorded. Such new costs are amortized based on revised estimates of expected gross profits based upon the contract after the modification.

PRESENT VALUE OF FUTURE PROFITS (PVFP)
PVFP reflects the estimated fair value of acquired insurance business in force and represents the portion of the acquisition cost that was allocated to the value of future cash flows from insurance contracts existing at the date of acquisition. Such value is the present value of the actuarially determined projected net cash flows from the acquired insurance contracts. PVFP is amortized over the lives of the acquired insurance business in force in a manner consistent with amortization of DPAC. This amortization is adjusted retrospectively when estimates of current or future profits to be realized from a group of products are revised. PVFP is adjusted to reflect changes that would have been necessary if unrealized investment gains and losses related to available-for-sale securities had been realized.


An analysis of the PVFP asset account is presented below:


                                                         DECEMBER 31,   DECEMBER 31,    AUGUST 31,    DECEMBER 31,
(IN MILLIONS)                                                 2001           2000            2000          1999
-------------                                          -------------------------------------------------------------
Balance, Beginning of Period                               $  93.8       $    74.5      $   79.4        $  68.2
Purchase Accounting Adjustment                                   -            37.9             -              -
Acquisition                                                    8.6             2.2            .8              -
Amortization                                                 (27.6)           (9.6)        (10.3)         (12.3)
Imputed Interest                                               4.4             2.1           3.5            5.3
Impact of Net Unrealized Investment (Gains) Losses           (14.5)          (13.3)          1.1           18.2
-------------------------------------------------------------------------------------------------------------------
BALANCE, END OF PERIOD                                     $  64.7       $    93.8      $   74.5        $  79.4
===================================================================================================================

Based on current conditions and assumptions as to future events on acquired policies in force, the Company expects that the net amortization of the December 31, 2001 PVFP balance will be between 12% and 18% in each of the years 2002 through 2006. The interest rates used to determine the amount of imputed interest on the unamortized PVFP balance ranged from 5% to 8% prior to September 1, 2000 and 5.5% after September 1, 2000.

GOODWILL
Goodwill is the excess of the amount paid to acquire a company over the fair value of the net assets acquired and is amortized on a straight-line basis over 40 years. The carrying value of goodwill is monitored for indicators of impairment of value. No events or circumstances were identified which warrant consideration of impairment or a revised estimate of useful lives.


An analysis of goodwill is presented below:
(in millions)                                                2001                     2000                   1999
----------------------------------------------------------------------------------------------------------------------
Balance, Beginning of Year                                $  888.7                 $   33.7                 $   34.6
Amortization, Pre Acquisition                                    -                      (.6)                     (.9)
                                                    ------------------------------------------------------------------
Balance at August 31, 2000                                       -                     33.1                        -
Purchase Accounting Adjustment                                   -                    (33.1)                       -
Purchase Accounting Adjustment                                   -                    896.2                        -
Goodwill Adjustment                                           (1.4)                       -                        -
Amortization, Post Acquisition                               (22.4)                    (7.5)                       -
----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                               $ 864.9                  $ 888.7                 $   33.7
======================================================================================================================

PREMIUM REVENUE AND BENEFITS TO POLICYHOLDERS
RECOGNITION OF TRADITIONAL LIFE, GROUP AND ANNUITY PREMIUM REVENUE AND BENEFITS TO POLICYHOLDERS - Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist principally of term and whole life insurance policies and certain annuities with life contingencies (immediate annuities). Life insurance premiums and immediate annuity premiums are recognized as premium revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contracts. This association is accomplished by means of the provision for liabilities for future policy benefits and the amortization of DAC and PVFP.

RECOGNITION OF UNIVERSAL LIFE-TYPE CONTRACT REVENUE AND BENEFITS TO POLICYHOLDERS - Universal life-type policies are insurance contracts with terms that are not fixed and guaranteed. The terms that may be changed could include one or more of the amounts assessed to the policyholder, premiums paid by the policyholder or interest accrued to policyholder balances. Amounts received as deposits to such contracts are not reported as premium revenues.

Revenues for universal life-type policies consist of charges assessed against policy account values for deferred policy loading and the cost of insurance and policy administration. Policy benefits and claims that are charged to expense include interest credited to contracts and benefit claims incurred in the period in excess of related policy account balances.

RECOGNITION OF INVESTMENT CONTRACT REVENUE AND BENEFITS TO POLICYHOLDERS - Contracts that do not subject the Company to risks arising from policyholder mortality or morbidity are referred to as investment contracts. Retirement plan contracts and certain deferred annuities are considered investment contracts. Amounts received as deposits for such contracts are not reported as premium revenues.

Revenues for investment products consist of investment income and charges assessed against contract account values for policy administration. Contract benefits that are charged to expense include benefit claims incurred in the period in excess of related contract balances, and interest credited to contract balances.

FUTURE POLICY AND CONTRACT BENEFITS
Liabilities for future policy and contract benefits for traditional life contracts are calculated using the net level premium method and assumptions as to investment yields, mortality, withdrawals and dividends. The assumptions are based on projections of past experience and include provisions for possible unfavorable deviation. These assumptions are made at the time the contract is issued or, for purchased contracts, at the date of acquisition.

Liabilities for future policy and contract benefits on universal life-type and investment contracts are based on the policy account balance.

The liabilities for future policy and contract benefits for group disabled life reserves and long-term disability reserves are based upon interest rate assumptions and morbidity and termination rates from published tables, modified for Company experience.

PENDING POLICY CLAIMS
The liabilities for policy and contract claims include estimates of amounts due on reported claims and claims that have been incurred but were not reported as of December 31. Such estimates are based on actuarial projections applied to historical claim payment data. Such liabilities are reasonable and adequate to discharge the Company obligations for claims incurred but unpaid as of December 31.

SEPARATE ACCOUNTS
The Company operates separate accounts. The assets and liabilities of the separate accounts are primarily related to variable annuity, variable life and 401(k) contracts and represent policyholder-directed funds that are separately administered. The assets (primarily investments) and liabilities (primarily to contractholders) of each account are clearly identifiable and distinguishable from other assets and liabilities of the Company. Assets are carried at fair value. Revenues such as investment income, net realized and unrealized capital gains and losses and expenses on the separate account assets and liabilities are excluded from the amounts in the accompanying income statement except for charges for mortality risk and expenses, cost of insurance, contract administration and surrender charges. Revenue for these products is recognized when due.

GUARANTY FUND ASSESSMENTS
Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premiums collected in that state. The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations (NOLHGA) and the amount of premiums written in each state. The Company reduces the accrual by credits allowed in some states to reduce future premium taxes by a portion of assessments in that state. The guaranty fund assessment liability at December 31, 2001 and 2000 was $.2 million and $1.1 million, respectively.

The assessments are expected to be paid over the next five or more years. The related premium tax credit offsets are $.1 million and $.1 million at December 31, 2001 and 2000, respectively. The premium tax credit offsets are expected to be realized over the next five years.

INCOME TAXES

The Company files a consolidated federal income tax return with ReliaStar Life, Northern Life Insurance Company and Security-Connecticut Life Insurance Company. The Company is allocated an amount approximating the tax the member would have incurred were it not a member of a consolidated group and shall receive benefit for the use of its tax saving attributes used in the consolidated return.

NEW ACCOUNTING STANDARDS

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In June 1998, the FASB issued FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". In June 2000, the FASB provided further guidance related to accounting for derivative instruments and hedging activities when it issued FAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - An Amendment of FASB Statement No. 133". This standard, as amended, requires that all derivative instruments, including certain derivative instruments embedded in other contracts, be recorded on the balance sheet, as either an asset or liability measured at its fair value.

The change in a derivative's fair value is generally to be recognized in current period earnings. However, if certain conditions are met, a derivative may be specifically designated as a hedge of an exposure to changes in fair value, variability of cash flow, or certain foreign currency exposures. When designated as a hedge, the fair value should be recognized currently in earnings or other comprehensive income, depending on whether such designation is considered a fair value or as a cash flow hedge.

With respect to fair value hedges, the fair value of the derivative, as well as changes in the fair value of the hedged item, are reported in earnings. For cash flow hedges, changes in the derivative's fair value are reported in other comprehensive income and subsequently reclassified into earnings when the hedged item affects earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. As amended by FAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133", this standard is effective for the Company's financial statements beginning January 1, 2001. Adoption of this standard did not have a significant effect on the financial results of the Company.

RECOGNITION OF INTEREST INCOME AND IMPAIRMENT ON PURCHASED AND BENEFICIAL INTERESTS IN SECURITIZED FINANCIAL ASSETS

Effective April 2001, the Company adopted Emerging Issues Task Force Issue "EITF" 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets. EITF 99-20 states that interest income earned on retained or purchased beneficial interests in securitized financial assets should be recognized over the life of the investment based on an anticipated yield determined by periodically estimating cash flows. Interest income should be revised prospectively for changes in cash flows. Additionally, impairment should be recognized if the fair value of the beneficial interest has declined below its carrying amount and the decline is other than temporary. The impact of adoption was not significant to the Company's financial position or results of operations.

BUSINESS COMBINATIONS AND GOODWILL AND OTHER INTANGIBLE ASSETS

In June 2001, the FASB issued FAS No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets" (collectively, the Statements). FAS No. 141, which supersedes APB Opinion No. 16, "Business Combinations", eliminates the pooling-of-interests method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. FAS No. 141 also changes the criteria to recognize intangible assets apart from goodwill. The requirements of FAS No. 141 are effective for all business combinations completed after June 30, 2001.

Under FAS No. 142, which supersedes APB Opinion No. 17, "Intangible Assets", goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. The amortization provisions of FAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the amortization provisions of FAS No. 142 are effective upon adoption of FAS No. 142. Because of the different transition dates for goodwill and intangible assets acquired on or before June 30, 2001 and those acquired after that date, pre-existing goodwill and intangibles will be amortized during this transition period until adoption, whereas new goodwill and indefinite lived intangible assets acquired after June 30, 2001 will not. FAS No. 142 is required to be adopted in fiscal years beginning after December 15, 2001.

The  effect  of  implementing  these  Statements  on  the  Company's   financial
statements has not yet been determined.

USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


RECLASSIFICATIONS
Certain prior year amounts have been reclassified to conform to current year presentation.


NOTE 2. MERGERS AND ACQUISITIONS

On September 1, 2000, ING America Insurance Holdings, Inc., an indirect wholly owned subsidiary of ING, acquired ReliaStar, of which the Company is part for approximately $6 billion. The purchase price was comprised of approximately $5.1 billion in cash and the assumption of $917 million of outstanding debt and other net liabilities.

For accounting purposes, the acquisition was accounted for using the purchase method. The application of the purchase method, including the recognition of goodwill, is being pushed down and reflected on the financial statements of ReliaStar's subsidiaries, including the Company. The Balance Sheet changes related to accounting for this acquisition were non-cash in nature and accordingly have been excluded from the pre-acquisition statement of cash flows.

The purchase price was allocated to assets and liabilities based on their respective fair values. This revaluation resulted in a net decrease to assets before allocation of goodwill. The net decrease to assets reflects the write off of DPAC of $166.1 million, which was the balance as of August 31, 2000, the establishment of PVFP of $112.4 million and a net increase of other assets of $5.0 million. Goodwill was established for the excess of the purchase price over the fair value of the net assets. Goodwill resulting from the transaction attributable to the Company was approximately $896.2 million and is being amortized over 40 years. PVFP resulting from the transaction is being amortized over the years that it is anticipated such profits will be received.

Unaudited pro forma income from continuing operations and net income of the Company for the period from January 1, 2000 to August 31, 2000 and for the year ended December 1999, assuming that the acquisition of the Company occurred at the beginning of each period, would have been approximately $8.5 and $18.3 million, respectively. The pro forma adjustments, which do not affect revenues, reflect primarily goodwill amortization.

NOTE 3.   STATUTORY FINANCIAL INFORMATION AND ACCOUNTING PRACTICES

The Company prepares its statutory-basis financial statements in accordance with accounting practices prescribed or permitted by the Insurance Department of The State of New York and the NAIC's ACCOUNTING PRACTICES AND PROCEDURES MANUAL. The NAIC has revised the ACCOUNTING PRACTICES AND PROCEDURES MANUAL in a process referred to as Codification. The revised manual was effective January 1, 2001. The State of New York has adopted with modification, at least in part, the provisions of the revised manual. The revised manual has changed, to some extent, prescribed statutory accounting practices and resulted in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. The cumulative effect of changes in accounting principles adopted to conform to the revised ACCOUNTING PRACTICES AND PROCEDURES MANUAL was reported as an increase to surplus as of January 1, 2001 of approximately $3,754,000.

Prior to 2001, "prescribed" statutory accounting practices were interspersed throughout state insurance laws and regulations and a variety of other NAIC publications.

"Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future. The Company does not apply any permitted statutory practices.

The  NAIC  prescribes   Risk-Based  Capital  requirements  for  life/health  and
property/casualty insurance companies. At December 31, 2001, the Company met RBC requirements.

The underlying statutory capital and surplus of the Company was $214.6 million and $222.1 at December 31, 2001 and 2000, respectively. Statutory net income was $11.0 million, $6.1 million and $30.9 million for the years ended December 31, 2001, 2000 and 1999, respectively.


NOTE 4.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosures are made in accordance with the requirements of FAS No. 107, "Disclosures about Fair Value of Financial Instruments." FAS No. 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

FAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The fair value estimates presented herein are based on pertinent information available to Management as of December 31, 2001 and 2000, respectively. Although Management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since those dates; therefore, current estimates of fair value may differ significantly from the amounts presented herein.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

FIXED MATURITY SECURITIES - The fair values for the actively traded marketable bonds are determined based upon the quoted market prices. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values. Fair values of privately placed bonds which are not considered problems are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond. Fair values for privately placed bonds which are considered problems are determined through consideration of factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in their relevant market.

EQUITY SECURITIES - Fair value of these securities are based upon quoted market value.

MORTGAGE LOANS ON REAL ESTATE - The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

CASH, SHORT-TERM INVESTMENTS AND POLICY LOANS - The carrying amounts for these assets approximate the assets' fair values.

INTEREST RATE SWAP AGREEMENTS - Are carried at fair value, and changes in fair value are recorded as a direct increase or decrease in the accumulated other comprehensive income component of shareholder's equity prior to 2001 and are reported as a direct increase or decrease to operating income during 2001 due to adoption of FAS No. 133. The fair values are obtained through several commercial pricing quotes.

OTHER FINANCIAL INSTRUMENTS REPORTED AS ASSETS - The carrying amounts for these financial instruments (primarily premiums and other accounts receivable and accrued investment income) approximate those assets' fair values.

INVESTMENT CONTRACT LIABILITIES - The fair value for deferred annuities was estimated to be the amount payable on demand at the reporting date, as those investment contracts have no defined maturity and are similar to a deposit liability. The amount payable at the reporting date was calculated as the account balance less applicable surrender charges.

The fair values for supplementary contracts without life contingencies and immediate annuities were estimated using discounted cash flow analyses. The discount rate was based upon treasury rates plus a pricing margin.

The carrying amounts reported for other investment contracts, which includes retirement plan deposits, approximate those liabilities' fair value.

CLAIM AND OTHER DEPOSIT FUNDS - The carrying amounts for claim and other deposit funds approximate the liabilities' fair value.

OTHER FINANCIAL INSTRUMENTS REPORTED AS LIABILITIES - The carrying amounts for other financial instruments (primarily normal payables of a short-term nature) approximate those liabilities' fair values.

The carrying amounts and estimated fair value of the Company's financial instruments were as follows:


                                                                      2001                         2000
                                                            ------------------------    ---------------------------
                                                            Carrying          Fair         Carrying          Fair
DECEMBER 31 (IN MILLIONS)                                    Amount           Value         Amount          Value
-------------------------------------------------------------------------------------------------------------------
FINANCIAL INSTRUMENTS RECORDED AS ASSETS
     Fixed Maturity Securities                              $1,500.1        $1,500.1       $1,455.1       $1,455.1
     Equity Securities                                           3.5             3.5            4.5            4.5
     Mortgage Loans on Real Estate                             265.5           280.2          246.2          251.8
     Policy Loans                                               85.0            85.0           84.4           84.4
     Cash and Short-Term Investments                             3.0             3.0           16.3           16.3


                                                                               7


                                                                      2001                         2000
                                                            ------------------------    ---------------------------
                                                            Carrying          Fair         Carrying          Fair
DECEMBER 31 (IN MILLIONS)                                    Amount           Value         Amount            Value
-------------------------------------------------------------------------------------------------------------------
FINANCIAL INSTRUMENTS RECORDED AS LIABILITIES
     Investment Contracts
         Deferred Annuities                                 $ (420.7)      $  (417.5)     $  (500.5)      $ (518.5)
         Supplementary Contracts and Immediate
            Annuities                                          (21.8)          (22.7)         (28.0)         (28.6)
         Other Investment Contracts                            (11.6)          (11.6)          (8.1)          (8.1)
     Claim and Other Deposit Funds                              (4.9)           (4.9)          (6.6)          (6.6)
     Other Financial Instruments Recorded
         as Liabilities                                       (125.0)         (125.0)         (60.3)         (60.3)
-------------------------------------------------------------------------------------------------------------------

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

NOTE 5.  UNPAID ACCIDENT AND HEALTH CLAIMS

The change in the liability for unpaid accident and health claims and claim adjustment expenses is summarized as follows:

                                                           2001                 2000                1999
(in millions)
------------------------------------------------    -----------------    -----------------    -----------------
Balance at January 1                                       $ 14.1               $ 15.8               $ 13.6
Less Reinsurance Recoverables                                11.1                 10.9                  9.1
------------------------------------------------    -----------------    -----------------    -----------------
Net Balance at January 1                                      3.0                  4.9                  4.5

Incurred Related to:
  Current Year                                                 .6                  1.0                   .5
  Prior Years                                                  .5                  (.8)                  .7
------------------------------------------------    -----------------    -----------------    -----------------
Total Incurred                                                1.1                   .2                  1.2
Paid Related to:
  Current Year                                                 .5                   .4                   .3
  Prior Years                                                 2.5                  1.7                   .5
------------------------------------------------    -----------------    -----------------    -----------------
Total Paid                                                    3.0                  2.1                   .8
------------------------------------------------    -----------------    -----------------    -----------------
Net Balance at December 31                                    1.1                  3.0                  4.9
Plus Reinsurance Recoverables                                13.4                 11.1                 10.9
------------------------------------------------    -----------------    -----------------    -----------------
BALANCE AT DECEMBER 31                                     $ 14.5               $ 14.1               $ 15.8
================================================    =================    =================    =================


The liability for unpaid accident and health claims and claim adjustment expenses is included in Future Policy and Contract Benefits on the Balance Sheets.

NOTE 6.  SHAREHOLDER'S EQUITY

SHARE DATA
The authorized capital stock of the Company consists of 1,377,863 common shares with a par value of $2.00 per share, all of which are issued and outstanding.


DIVIDEND RESTRICTIONS
The Company's ability to pay cash dividends to its parent is restricted by law or subject to approval of the insurance regulatory authorities of the State of New York. These authorities recognize only statutory accounting practices for determining the ability of an insurer to pay dividends to its shareholders.

Under New York insurance law regulating the payment of dividends by the Company, any such payment must be paid solely from the earned surplus of the Company and advance notice thereof must be provided to the Superintendent of the New York Department of Insurance (the Superintendent). Earned surplus means the earned surplus as determined in accordance with statutory accounting practices (unassigned funds), less the amount of such earned surplus which is attributable to unrealized capital gains. Further, without approval of the Superintendent, the Company may not pay in any calendar year any dividend which, when combined with other dividends paid within the preceding 12 months, exceeds the lesser of
(i) 10% of the Company's statutory surplus at the prior year end or (ii) 100% of the Company's statutory net investment income for the prior calendar year.

NOTE 7.  INVESTMENTS

FIXED MATURITY SECURITIES
The amortized cost and fair value of investments in fixed maturity securities by type of investment were as follows:


                                                             Amortized         Gross Unrealized            Fair
                                                                           ------------------------
DECEMBER 31, 2001 (IN MILLIONS)                                Cost           Gains        (Losses)        Value
-------------------------------------------------------------------------------------------------------------------
United States Government and Government Agencies
     and Authorities                                        $     5.8        $   .1       $   -         $     5.9
States, Municipalities and Political Subdivisions                 4.3            .3           -               4.6
Foreign Governments                                                .1           -             -                .1
Public Utilities                                                 67.0           3.0           (.5)           69.5
Corporate Securities                                            786.0          37.5          (8.6)          814.9
Mortgage-Backed/Structured Finance                              591.0          20.5          (7.6)          603.9
Redeemable Preferred Stock                                        1.2           -             -               1.2
-------------------------------------------------------------------------------------------------------------------
TOTAL                                                       $ 1,455.4        $ 61.4       $ (16.7)      $ 1,500.1
===================================================================================================================

                                                           Amortized           Gross Unrealized            Fair
                                                                           ------------------------
DECEMBER 31, 2000 (IN MILLIONS)                              Cost             Gains       (Losses)         Value
-------------------------------------------------------------------------------------------------------------------
United States Government and Government Agencies
     and Authorities                                       $    15.9        $    .5       $      -       $    16.4
States, Municipalities and Political Subdivisions                3.1             .1              -             3.2
Foreign Governments                                              4.7             .2              -             4.9
Public Utilities                                               106.1            2.3           (0.6)          107.8
Corporate Securities                                           894.1           20.1           (5.8)          908.4
Mortgage-Backed/Structured Finance                             401.7           14.4           (2.1)          414.0
Redeemable Preferred Stock                                       0.6             -            (0.2)             .4
------------------------------------------------------------------------------------------------------------------
TOTAL                                                      $ 1,426.2        $  37.6       $   (8.7)      $ 1,455.1
==================================================================================================================


The amortized cost and fair value of fixed maturity securities by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
                                                      Amortized         Fair
DECEMBER 31, 2001 (IN MILLIONS)                         Cost            Value
-----------------------------------------------------------------------------
Maturing in:
    One Year or Less                                $      33.0   $      33.6
    One to Five Years                                     273.8         283.8
    Five to Ten Years                                     378.9         395.1
    Ten Years or Later                                    177.6         182.5
Mortgage-Backed/Structured Finance/Redeemable
 Preferred Stock                                          592.1         605.1
-----------------------------------------------------------------------------
TOTAL                                               $   1,455.4   $   1,500.1
=============================================================================

At December 31, 2001 21% of the total portfolio was invested in private placement and 79% in marketable bonds. At December 31, 2001 the largest concentration in the private placement portfolio was corporate debt securities, where 81% of the portfolio was invested, and the largest concentration in the marketable bond portfolio was corporate debt securities where 41% of the portfolio was invested.

EQUITY SECURITIES
The cost and fair value of investments in equity securities were as follows:

December 31(in millions)             2001                  2000
----------------------------------------------------------------------------
Cost                                 $3.6                  $4.5
Gross Unrealized Gains                -                     -
Gross Unrealized Losses               (.1)                  -
----------------------------------------------------------------------------
FAIR VALUE                           $3.5                  $4.5
============================================================================

MORTGAGE LOANS ON REAL ESTATE
Investments in mortgage loans on real estate were as follows:

(IN MILLIONS)                                                  2001       2000
-------------------------------------------------------------------------------

Mortgage Loans, Non-Impaired                                 $261.1     $241.0
Mortgage Loans, Impaired                                        4.4        5.2
-------------------------------------------------------------------------------
                                                              265.5      246.2
-------------------------------------------------------------------------------
Allowance for Credit Losses, Beginning of Year                            (1.2)
   Increases                                                      -        1.2
   Decreases                                                      -          -
-------------------------------------------------------------------------------

Allowances for Credit Losses, End of Year                         -          -
-------------------------------------------------------------------------------
TOTAL                                                        $265.5     $246.2
===============================================================================
Average Investment in Impaired Mortgage Loans
on Real Estate                                               $  1.5     $  1.3
===============================================================================

The Company does not accrue interest income on impaired mortgage loans when the likelihood of collection is doubtful, rather income is recognized for these loans as payments are received. Interest income recognized on impaired mortgage loans during the years ended December 31, 2001, 2000 and 1999, was $.4 , $.2 million, and $.2 million, respectively.

INVESTMENT INCOME
Investment income summarized by type of investment was as follows:


                                                  Post Acquisition                       Pre-Acquisition
                                        ----------------------------------------------------------------------------
                                           Year Ended      September 1, 2000    January 1 2000       Year Ended
                                                                   to                 to
(IN MILLIONS)                           December 31, 2001  December 31, 2000    August 31, 2000   December 31, 1999
--------------------------------------------------------------------------------------------------------------------
Fixed Maturity Securities                       $116.2           $36.2                $78.6              $119.4
Equity Securities                                   .1             -                     .4                  .3
Mortgage Loans on Real Estate                     21.4             7.5                 16.3                24.9
Real Estate                                        -               -                    -                    .4
Policy Loans                                       6.4             2.0                  3.8                 5.7
Other Invested Assets                              1.2              .7                   .3                 -
Short-Term Investments                             1.4             1.5                   .1                 1.9
--------------------------------------------------------------------------------------------------------------------
   Gross Investment Income                       146.7            47.9                 99.5               152.6
Investment Expenses                               (4.4)             .4                 (1.8)               (2.9)
--------------------------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME                           $142.3           $48.3                 $97.7             $149.7
====================================================================================================================


REALIZED INVESTMENT GAINS AND LOSSES
Net pretax realized investment gains (losses) were as follows:

                                                     Post Acquisition                        Pre-Acquisition
                                        ------------------------------------------------------------------------------

                                          Year Ended         September 1, 2000       January 1, 2000     Year Ended
(IN MILLIONS)                             December 31,              To                      To           December 31,
                                          2001               December 31, 2000       August 31, 2000     1999
----------------------------------------------------------------------------------------------------------------------
Net Gains (Losses) on Sales
    Fixed Maturity Securities
       Gross Gains                              $19.2               $1.1                   $2.6             $ 3.5
       Gross Losses                              (7.4)               (.6)                  (1.3)             (1.4)
    Equities
       Gross Gains                                  -                  -                      -                 -
       Gross Losses                              (0.3)                 -                      -                 -
    Other Invested Assets
        Gross Gains                                 -                  -                      -                 -
        Gross Losses                             (0.9)                 -                      -                 -
Other                                               -                  -                      -               2.8
----------------------------------------------------------------------------------------------------------------------
Net Gains                                        10.6                0.5                    1.3               4.9
Provisions for Losses
       Fixed Maturity Securities                    -                  -                      -              (3.5)
       Real Estate                                  -                  -                      -              (1.7)
----------------------------------------------------------------------------------------------------------------------
Net Losses                                          -                  -                      -              (5.2)
----------------------------------------------------------------------------------------------------------------------
PRETAX REALIZED INVESTMENT GAINS
(LOSSES)                                        $10.6               $0.5                   $1.3             $(0.3)
======================================================================================================================

OTHER INVESTMENT INFORMATION
Invested assets which were non-income producing (no income received for the 12 months preceding the balance sheet date) were as follows:

DECEMBER 31 (IN MILLIONS)               2001           2000
------------------------------------------------------------------
Fixed Maturity Securities              $  .9          $   -
Real Estate                                -            0.4
------------------------------------------------------------------
TOTAL                                  $  .9          $ 0.4
==================================================================

There were no allowances for losses on investments at December 31, 2001 and 2000.

NOTE 8.  COMPREHENSIVE INCOME

The components of net unrealized investment gains (losses) included in the accumulated other comprehensive income (loss) component of shareholder's equity are shown below:


                                                      Post Acquisition                     Pre-Acquisition
                                        ------------------------------------------------------------------------------
                                          Year Ended         Period Ended       Period Ended      Year Ended
(IN MILLIONS)                             December 31, 2001  December 31, 2000  August 31, 2000   December 31, 1999
----------------------------------------------------------------------------------------------------------------------
Unrealized Investment Gains (Losses)            $43.7               $29.0            $(18.5)            $(14.8)
DPAC/PVFP Adjustment                            (33.8)              (14.6)              2.5                0.4
Deferred Income Taxes                            (3.4)               (5.0)              5.6                5.0
----------------------------------------------------------------------------------------------------------------------
TOTAL                                           $ 6.5               $ 9.4            $(10.4)            $ (9.4)
======================================================================================================================



NOTE 9.    CONCENTRATIONS OF CREDIT RISK

At December 31, 2001, the Company held below investment-grade bonds classified as available-for-sale with amortized cost of $142,944,000 and market values of $145,884,000. These holdings amounted to 9.7% of the Company's investments in bonds and 4.2% of total assets. The holdings of below investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

At  December  31,  2001,  the largest  geographic  concentration  of  commercial
mortgage  loans  was  in  the  Pacific  region  of  the  United  States,   where
approximately 27.5% of the commercial mortgage loan portfolio was invested.


NOTE 10.  RELATED PARTY TRANSACTIONS

The Company and its affiliates have entered into agreements whereby affiliates and the Company provide certain management, administrative, legal, and other services for each other. The net amounts billed to the Company were $18.6 million, $20.8 million and $25.3 million in 2001, 2000 and 1999 respectively. The net costs allocated to the Company under these agreements may not be indicative of costs the Company might incur if these services were not provided by the Company's affiliates.

ReliaStar Life, Security-Connecticut and Security Life reinsure certain life policies written by the Company. Premiums ceded under these agreements were $14.6 million, $16.1 million and $14.4 million for the years ended December 31, 2001, 2000 and 1999, respectively; and the net amount recoverable by the Company under these agreements was $2.1, and $2.1 million as of December 31, 2001 and 2000, respectively.


NOTE 11.   FINANCING ARRANGEMENTS

In 2001, the Company participated in a reciprocal lending program with ING AIH. This program is structured to allow the company to make short term loans (1-7 days) to and from ING AIH. Interest on all loans made in 2001 was based on the cost of funds incurred by the lender plus .15%. In 2001, the maximum amount that the Company could have loaned or borrowed from ING AIH at any one time without getting prior approval from the New York Commissioner of Insurance was $94.4 million. The average borrowing in 2001 was $4,975,714 with an average interest rate of 2.71%.

During 2001, the Company began to use borrowed money as a financing tool in order to sell a pool of mortgage backed securities and then buy them back at a lower price then what they were "sold" at; thereby making a profit on the spread.

The Company has a $30 million revolving note facility with SunTrust Bank, Atlanta, which expires on May 31, 2002.


NOTE 12.   REINSURANCE

The Company is a member of reinsurance associations established for the purpose of ceding the excess of life insurance over retention limits.

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The amount of the allowance for uncollectible reinsurance receivables was immaterial at December 31, 2001 and 2000. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies.

The Company's retention limit is $300,000 per insurable life for individual coverage. For group coverage and reinsurance assumed, the retention is $300,000 per life with per occurrence limitations, subject to certain maximums. Reinsurance premiums, commissions, and expense reimbursements related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts and are consistent with the risk assumed.

As of December 31, 2001, there was $34.2 billion of gross insurance in force; $10.7 billion of life insurance in force was ceded to other companies of which 57.7% (based on inforce) was ceded to an unaffiliated reinsurer and 42.3% (based on inforce) was ceded to affiliates. Net life insurance in force was $27.7 billion as of December 31, 2001. In addition, the Company had assumed $4.2 billion of life insurance in force as of December 31, 2001 which represents 15% of the net inforce.


The effect of reinsurance on premiums and recoveries was as follows:

                                            Post-Acquisition                       Pre-Acquisition
                                 -----------------------------------------------------------------------------

                                     Year Ended       September 1, 2000   January 1, 2000       Year Ended
                                                             to                  to
(IN MILLIONS)                     December 31, 2001   December 31, 2000   August 31, 2000    December 31, 1999
--------------------------------------------------------------------------------------------------------------
Direct Premiums                        $87.3               $30.9               $ 54.5             $ 71.5
Reinsurance Assumed                      3.3                 1.3                  1.6                2.4
Reinsurance Ceded                      (30.4)              (12.4)               (28.0)             (31.1)
--------------------------------------------------------------------------------------------------------------
NET PREMIUMS                           $60.2               $19.8               $ 28.1             $ 42.8
--------------------------------------------------------------------------------------------------------------
REINSURANCE
RECOVERIES                              $29.2              $ 3.0               $ 15.4             $ 18.0
==============================================================================================================


NOTE 13.  INCOME TAXES

The federal income tax asset (liability) reported on the Balance Sheets consisted of the following:

DECEMBER 31 (IN MILLIONS)                       2001                   2000
-------------------------------------------------------------------------------
Current Income Taxes                        $    0.2               $   (4.0)
Deferred Income Taxes                           46.5                   47.3
-------------------------------------------------------------------------------
TOTAL                                       $   46.7               $   43.3
===============================================================================

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31 are presented below:


DECEMBER 31 (IN MILLIONS)                       2001               2000
--------------------------------------------------------------------------------
Future Policy and Contract Benefits            $  25.2          $  27.7
Investment Write-Offs and Allowances              12.7             12.7
Deferred Policy Acquisition Costs                 12.2             21.5
Legal Reserve                                     10.9              4.6
Other                                             18.7             18.7
--------------------------------------------------------------------------------
     Gross Deferred Tax Asset                     79.7             85.2
--------------------------------------------------------------------------------
Present Value of Future Profits                  (24.7)           (32.8)
Net Unrealized Gains                              (3.4)            (5.0)
Other                                             (5.1)            (0.1)
--------------------------------------------------------------------------------
     Gross Deferred Tax Liability                (33.2)           (37.9)
--------------------------------------------------------------------------------
NET DEFERRED TAX ASSET                         $  46.5          $  47.3
================================================================================

The provision for income taxes reported on the Statements of Income consisted of the following:

                              Post Acquisition                       Pre-Acquisition
                    ----------------------------------------------------------------------------

                       Year Ended      September 1, 2000    January 1 2000       Year Ended
                                               to                 to
(IN MILLIONS)       December 31, 2001  December 31, 2000    August 31, 2000   December 31, 1999

------------------------------------------------------------------------------------------------
 Current            $        23.7      $         (5.4)     $       14.4       $      18.6
 Deferred                     2.4                12.8              (2.4)              3.4
------------------------------------------------------------------------------------------------
TOTAL               $        26.1      $          7.4      $       12.0       $      22.0
================================================================================================

The difference between the U.S. federal income tax rate and the consolidated tax provision rate is summarized as follows:

                                        Post Acquisition                    Pre-Acquisition
                              ------------------------------------------------------------------------
                                  Year Ended    September 1, 2000   January 1 2000      Year Ended
                                                        to                to
                              December 31, 2001  December 31, 2000 August 31, 2000  December 31, 1999
------------------------------------------------------------------------------------------------------
Statutory Tax Rate                    35.0%            35.0%              35.0%           35.0%
Goodwill                              15.3             18.2                 .6               -
Other                                    -             (1.8)              (1.1)             .6
------------------------------------------------------------------------------------------------------
EFFECTIVE TAX RATE                    50.3%            51.4%              34.5%           35.6%
======================================================================================================


The "Policyholders' Surplus Account," which arose under prior tax law, is generally that portion of a life insurance company's statutory income that has not been subject to taxation. As of December 31, 1983, no further additions could be made to the Policyholders' Surplus Account for tax return purposes under the Deficit Reduction Act of 1984. The balance in such account was approximately $11.3 million at December 31, 2001. This amount would be taxed only under certain conditions. No income taxes have been provided on this amount since management believes under current tax law the conditions under which such taxes would become payable are remote.

The Internal Revenue Service (the "Service") has completed examinations of the consolidated federal income tax returns of Security-Connecticut through 1995. Discussions are being held with the Service with respect to proposed adjustments. Management believes there are adequate defenses against, or sufficient reserves to provide for, any such adjustments. The Service has commenced its examinations for the years 1996 through 1999.

Cash paid for federal income taxes was $28.1 million, $10.3 million, and $16.9 million for the years ended December 31, 2001, 2000 and 1999 respectively.

NOTE 14. EMPLOYEE BENEFIT PLANS

SUCCESS SHARING PLAN AND ESOP
The Success Sharing Plan and ESOP (Success Sharing Plan) was designed to increase employee ownership and reward employees when certain ReliaStar performance objectives are met. Essentially all employees are eligible to participate in the Success Sharing Plan. The Success Sharing Plan has both qualified and nonqualified components. The nonqualified component is equal to 25% of the annual award and is paid in cash to employees. The qualified component is equal to 75% of the annual award which is contributed to the ESOP portion of the Success Sharing Plan.

In addition, the Success Sharing Plan has a 401(k) feature whereby participants may elect to contribute a percentage of their eligible earnings to the plan. The Company matches participants' 401(k) contributions up to 6% of eligible earnings.

Costs charged to expense for the Success Sharing Plan for the periods ended December 31, 2001, December 31, 2000, August 31, 2000 and December 31, 1999 were $.2 million, $.2 million, $.6 million and $.5 million, respectively.

PENSION AND OTHER POSTRETIREMENT BENEFITS
PENSION PLANS - The Company has defined benefit pension plans covering substantially all of its employees. The benefits are based on years of service and the employee's average annual compensation during the last five years of employment. The Company's funding and accounting policies are consistent with the funding requirements of Federal law and regulations. As of December 31, 2001, the qualified pension benefit plans of certain United States subsidiaries of ING AIH, including the Company, were merged into one plan which will be recognized in ING AIH's financial statements. The costs of this plan are allocated to the participating subsidiaries.

At December 31, 2001, the date of the most recent actuarial valuation, the plan accumulated benefit obligation/present value of accrued benefits and the amount of vested benefits for the Pension Plan was $249.8 million, based on an assumed 7.5% interest rate. The fair value of plan assets before the transfer to ING AIH was $249.8 million as of December 31, 2001.

A pension credit totaling $.6 million, $.1 million, $.2 million, and $.3 million for the periods ended December 31, 2001, December 31, 2000, August 31, 2000 and December 31, 1999, respectively, was allocated to the Company for its portion of the cost of the Pension Plan.

The Company and ReliaStar also have unfunded noncontributory defined benefit plans providing for benefits to employees in excess of limits for qualified retirement plans.

POSTRETIREMENT BENEFITS - Through a plan sponsored by an affiliate, the Company provides certain health care and life insurance benefits to retired employees and their eligible dependents (Postretirement Plan). The postretirement health care plan is contributory, with retiree contribution levels adjusted annually; the life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.

The amount of accumulated benefits obligation for retirees and vested employees covered under the Postretirement Plan as of December 31, 2001 and 2000, was $19.4 million and $17.3 million, respectively. The discount rate used in determining the postretirement benefit obligation as of December 31, 2001 and December 31, 2000 was 7.5% and 7.75%, respectively. The health care cost trend rate used was 8.0% trending to 5.5% in 2007 and thereafter as of December 31, 2001 and was 8.5% as of December 31, 2000. A one-percentage point increase in the assumed health care cost trend rate would not have a significant impact on the postretirement benefit obligation or the service and interest cost components of annual expense.

A credit totaling $26,000, $11,000, $21,000 and $.3 million were allocated to the Company for its portion of the cost of the Postretirement Plan for the period ended December 31, 2001, December 31, 2000, August 31, 2000 and December 31, 1999, respectively.

STOCK INCENTIVE PLAN
Prior to the acquisition, officers and key employees of the Company participated in the stock incentive plans of ReliaStar. ReliaStar applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation expense for stock-based compensation plans has been allocated to the Company.

NOTE 15.  LEASES

The Company has operating leases for office space and certain computer processing and other equipment. Rental expense for these items was $1.0 million, $.6 million and $1.8 million for 2001, 2000 and 1999, respectively.

Future minimum aggregate rental commitments at December 31, 2001 for operating leases were as follows:

(IN MILLIONS)
-------------------------------------------------------------------------------
     2002 -       $        .7             2005 -       $        .6
     2003 -       $        .7             2006 -       $         -
     2004 -       $        .7             Thereafter - $         -
-------------------------------------------------------------------------------

NOTE 16.  COMMITMENTS AND CONTINGENCIES

LITIGATION
The Company, like other insurance companies, may be named or otherwise involved in lawsuits, including class action lawsuits and arbitrations. In some class actions and other actions involving insurers, substantial damages have been sought and/or material settlement or award payments have been made. The Company currently believes no pending or threatened lawsuits or actions exist that are reasonably likely to have a material adverse impact on the Company.

FINANCIAL INSTRUMENTS
The Company is a party to financial instruments with on and off-balance-sheet risk in the normal course of business to reduce its exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and interest rate swaps. Those instruments involve, to varying degrees, elements of credit, interest rate or liquidity risk in excess of the amount recognized in the Balance Sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. For interest rate swap transactions, the contract or notional amounts do not represent exposure to credit loss. For swaps, the Company's exposure to credit loss is limited to those swaps where the Company has an unrealized gain.

Unless otherwise noted, the Company does not require collateral or other security to support financial instruments with credit risk.

DECEMBER 31 (IN MILLIONS)                         2001                  2000
-------------------------------------------------------------------------------
CONTRACT OR NOTIONAL AMOUNT

Financial Instruments Whose Notional
  or Contract Amounts Exceed the Amount
  of Credit Risk
   Interest Rate Swap Agreements                     -                  20.0
-------------------------------------------------------------------------------

COMMITMENTS TO EXTEND CREDIT - Commitments to extend credit are legally binding agreements to lend to a customer. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. They generally may be terminated by the Company in the event of deterioration in the financial condition of the borrower. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future liquidity requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis.

INTEREST RATE SWAP AGREEMENTS - The Company enters into interest rate swap agreements to manage interest rate exposure. The primary reason for the interest rate swap agreements is to extend the duration of adjustable rate investments. Interest rate swap transactions generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. Changes in market interest rates impact income from adjustable rate investments and have an opposite (and approximately offsetting) effect on the reported income from the swap portfolio. The risks under interest rate swap agreements are generally similar to those of futures contracts. Notional principal amounts are often used to express the volume of these transactions but do not represent the much smaller amounts potentially subject to credit risk. The amount subject to credit risk is approximately equal to the unrealized gain on the agreements. At December 31, 2001, there were no outstanding interest rate swap agreements.

The Company estimates it's potential exposure to claims resulting from the September 11, 2001 terrorist attacks in the United States to be approximately $6.6 million, after reinsurance coverage and before tax.

NOTE 17.  SUBSEQUENT EVENTS

On September 10, 2001, the Board of Directors ("Board") of the Company approved a plan to merge its business with First Golden Life Insurance Company of New York ("First Golden"). The Company will be the surviving corporation of the transaction. The transaction was approved by the Insurance Department of the State of New York in March 2002. ReliaStar Life will acquire First Golden and contribute First Golden to the Company's parent, Security-Connecticut. Security-Connecticut will then contribute First Golden to the Company. The transaction is anticipated to be effective on April 1, 2002.

--------------------------------------------------------------------------------
                       STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------


TABLE OF CONTENTS

  ITEM                                                                    PAGE
  Introduction.......................................................        1
  Description of ReliaStar Life Insurance Company of New York........        1
  Safekeeping of Assets..............................................        1
  The Administrator..................................................        1
  Independent Auditors...............................................        1
  Distribution of Contracts..........................................        2
  Performance Information............................................        2
  IRA Partial Withdrawal Option......................................        6
  Other Information..................................................        7
  Financial Statements of Separate Account NY-B .....................        7












PLEASE TEAR OFF, COMPLETE AND RETURN THE FORM BELOW TO ORDER A FREE STATEMENT OF ADDITIONAL INFORMATION FOR THE CONTRACTS OFFERED UNDER THE PROSPECTUS. SEND THE FORM TO OUR CUSTOMER SERVICE CENTER AT THE ADDRESS SHOWN ON THE PROSPECTUS COVER.

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT NY-B.

Please Print or Type:

                           --------------------------------------------------
                           NAME

                           --------------------------------------------------
                           SOCIAL SECURITY NUMBER

                           --------------------------------------------------
                           STREET ADDRESS

                           --------------------------------------------------
                           CITY, STATE, ZIP

121815      EMPIRE PRIMELITE        01/02/2002

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

                       This page intentionally left blank.

--------------------------------------------------------------------------------
                                   APPENDIX A
--------------------------------------------------------------------------------


                         CONDENSED FINANCIAL INFORMATION

The following tables give (1) the accumulation unit value ("AUV"), (2) the total number of accumulation units, and (3) the total accumulation unit value, for each subaccount of ReliaStar of NY Separate Account NY-B available under the Contract for the indicated periods. The accumulation unit values shown for periods prior to April 1, 2002 reflect values under Separate Account NY-B of First Golden American Life Insurance Company which was transferred intact to ReliaStar of NY as a result of the merger of the two companies. The date on which the subaccount became available to investors and the starting accumulation unit value are indicated on the last row of each table.

TOTAL RETURN

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01     $20.78           10,381            $216                $20.56       56,392            $ 1,159
12/31/00      20.94           10,070             211                 20.75       58,870              1,221
12/31/99      18.20           32,717             595                 18.06      123,053              2,222
12/31/98      17.83           15,411             275                 17.72       81,617              1,446
12/31/97      16.18            2,430              39                 16.10       13,026                209
5/6/97        14.36               --              --                 14.31           --                 --

RESEARCH

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01     $20.66           26,087            $538                $20.44       77,221            $ 1,578
12/31/00      26.63           29,936             797                 26.39       83,712              2,209
12/31/99      28.25           32,639             921                 28.04      122,839              3,444
12/31/98      23.03           26,762             616                 22.89       20,466              1,865
12/31/97      18.95            4,095              78                 18.87        9,642                182
5/6/97        16.72               --              --                 16.66           --                 --

MID-CAP GROWTH

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01      $32.20            6,115             $197             $31.80         35,891            $1,141
12/31/00       42.70            7,659              327              42.23          39,269             1,658
12/31/99       39.97           11,889              475              39.59          47,634             1,896
12/31/98       22.60            7,677              173              22.43          27,872               625
12/31/97       18.64            1,402               26              18.52           2,866                53
5/6/97         15.76               --               --              15.68              --                --


SMITH BARNEY HIGH INCOME

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01      $11.94         7,968               $    95           $ 11.82       17,486             $  207
12/31/00       12.56         8,769                   110             12.46       15,808                197
12/31/99       13.84        10,584                   146             13.74       17,055                234
12/31/98       13.66         9,401                   128             13.58       15,845                215
12/31/97       13.77         1,880                    26             13.72        2,031                 28
5/6/97         12.53            --                    --             12.49           --                 --


SMITH BARNEY INTERNATIONAL ALL CAP GROWTH
    (FORMERLY SMITH BARNEY INTERNATIONAL EQUITY)

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01      $12.16             6,031        $  73                 $12.04       27,751             $  334
12/31/00       17.89             7,550          135                  17.74       29,369                521
12/31/99       23.78             6,006          143                  23.61       23,956                566
12/31/98       14.35             8,768          126                  14.28       23,498                335
12/31/97       13.65             1,021           14                  13.59        4,996                 68
5/6/97         13.79                --           --                  13.75           --                 --


SMITH BARNEY LARGE CAP VALUE

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01      $19.35            35,033        $ 678                 $19.16       74,037             $ 1,419
12/31/00       21.34            38,046          812                  21.16       78,700               1,666
12/31/99       19.11            39,627          757                  18.98       86,551               1,642
12/31/98       19.35            36,973          715                  19.24       76,929               1,480
12/31/97       17.84             4,356           78                  17.77       14,386                 256
5/6/97         15.64                --           --                  15.60           --                  --

SMITH BARNEY MONEY MARKET

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01      $12.68            15,265             $ 193            $12.55       28,676             $   360
12/31/00       12.38              9,456              117             12.27       27,376                 336
12/31/99       11.82             12,604              149             11.74       42,839                 503
12/31/98       11.43             35,357              404             11.37      165,659               1,883
12/31/97       11.02             16,207              179             10.97       36,677                 402
5/6/97         10.75                 --               --             10.71           --                  --


APPRECIATION

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01      $17.22            68,420            $ 1,178           $17.07         178,936          $ 3,054
12/31/00       18.16            76,535              1,390            18.03         198,484            3,579
12/31/99       18.47            76,186              1,407            18.36         213,407            3,918
12/31/98       16.53            73,470              1,215            16.47         151,948            2,502
12/31/97       14.05             9,350                131            14.01          16,089              225
5/6/97         12.35                --                 --            12.33              --               --


SMITH BARNEY SELECT BALANCED

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01      $12.81           119,086      $ 1,525                 $12.72         284,140          $ 3,614
12/31/00       13.16            56,211          740                  13.08         242,308            3,169
12/31/99       12.72            77,274          983                  12.66         246,738            3,124
12/31/98       11.83            73,693          872                  11.79         236,475            2,789
12/31/97       11.07            27,709          307                  11.06          48,240              533
5/6/97         10.21                --           --                  10.20              --               --

SMITH BARNEY SELECT GROWTH

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01      $11.94            37,389            $  446            $11.85         143,653          $ 1,702
12/31/00       13.41            40,189               539             13.33         153,289            2,043
12/31/99       14.28            40,969               585             14.21         182,316            2,591
12/31/98       12.32            30,896               381             12.29         177,617            2,183
12/31/97       11.06               367                 4             11.05          63,115              697
5/6/97         10.04                --                --             10.03              --               --


SMITH BARNEY SELECT HIGH GROWTH

              STANDARD DEATH BENEFIT                              ANNUAL RATCHET DEATH BENEFIT

               AUV AT         TOTAL # OF                          AUV AT        TOTAL # OF
            END OF PERIOD   ACCUMULATION                       END OF PERIOD   ACCUMULATION
             (AND AT          UNITS AT END       TOTAL           (AND AT       UNITS AT END         TOTAL
           BEGINNING OF     OF PERIOD(AND       AUV AT           BEGINNING     OF PERIOD (AND      AUV AT OF
            FOLLOWING       AT BEGINNING OF   END OF PERIOD     OF FOLLOWING   AT BEGINNING OF    END OF PERIOD
              PERIOD)      FOLLOWING PERIOD) (IN THOUSANDS)        PERIOD)    FOLLOWING PERIOD)  (IN THOUSANDS)

12/31/01      $12.34            20,275            $  250            $12.25          75,470          $   924
12/31/00       14.22            22,502               320             14.13          93,830            1,326
12/31/99       15.54            23,981               373             15.47          98,054            1,517
12/31/98       12.36            29,056               359             12.33         101,228            1,248
12/31/97       10.89                --                --             10.87          19,321              210
5/6/97          9.96                --                --              9.95           --               --

--------------------------------------------------------------------------------
                      APPENDIX B--THE INVESTMENT PORTFOLIOS
--------------------------------------------------------------------------------


                  DESCRIPTION OF UNDERLYING INVESTMENT OPTIONS


During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios available under this Contract. They are listed in this Appendix. YOU BEAR THE ENTIRE INVESTMENT RISK FOR AMOUNTS YOU ALLOCATE TO ANY INVESTMENT PORTFOLIO, AND YOU MAY LOSE YOUR PRINCIPAL.

PLEASE KEEP IN MIND THE INVESTMENT RESULTS OF THE INVESTMENT PORTFOLIOS ARE LIKELY TO DIFFER SIGNIFICANTLY AND THERE IS NO ASSURANCE THAT ANY PORTFOLIO WILL ACHIEVE ITS RESPECTIVE INVESTMENT OBJECTIVE. SHARES OF THE PORTFOLIOS WILL RISE AND FALL IN VALUE AND YOU COULD LOSE MONEY BY INVESTING IN THE PORTFOLIOS. SHARES OF THE PORTFOLIOS ARE NOT BANK DEPOSITS AND ARE NOT GUARANTEED, ENDORSED OR INSURED BY ANY FINANCIAL INSTITUTION, THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. EXCEPT AS NOTED, ALL FUNDS ARE DIVERSIFIED, AS DEFINED UNDER THE INVESTMENT COMPANY ACT OF 1940.

INVESTMENT PORTFOLIO              DESCRIPTION

THE GCG TRUST

Mid-Cap Growth               INVESTMENT OBJECTIVE
                             Long-term growth of capital

                             PRINCIPAL STRATEGIES
                             Normally invests at least 80% of its total assets in common stocks and related securities (such as preferred stocks, convertible securities and depositary receipts) of companies with medium market capitalizations (or "mid-cap companies") believed to have above-average growth potential.

                             The Portfolio Manager defines mid-cap companies as companies with market capitalizations equaling or exceeding $250 million but not exceeding the top range of the Russell MidCap Growth Index at the time of investment. The Portfolio's investments may include securities listed on a securities exchange or traded in the over-the-counter markets.

                             Emphasis is on growth companies which demonstrate a strong franchis; strong cash flows and a recurring revenue stream; a solid industry position, where there is potential for high profit margins and substantial barriers to new entry in the industry; a strong management team with a clearly defined strategy; and a catalyst that may accelerate growth. The Portfolio uses a bottom-up investment style in managing the Portfolio.

                             The Portfolio may invest in foreign securities (including emerging markets securities), and may have exposure to foreign currencies through its investment in these securities, its direct holdings of foreign currencies or through its use of foreign currency exchange contracts for the purchase or sale of a fixed quantity of foreign currency at a future date. The Portfolio may engage in active and frequent trading to achieve its principal investment strategies, which increases transaction costs and could detract from the Portfolio's performance. The Portfolio is non-diversified and, when compared with other funds, may invest a greater portion of its assets in a particular issuer.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Mid-Cap Company Risk, OTC Investment Risk, Growth Investing Risk, Foreign Investment Risk, Emerging Market Risk, and Diversification Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. MID-CAP COMPANY RISK refers to the risk that investment in mid-cap companies entails greater risk than investing in larger, more established companies because they have more narrow product lines, more limited financial resources and a more limited trading market for their stocks. OTC INVESTMENT RISK refers to the risk that over-the-counter ("OTC") securities are generally securities of companies that are smaller or newer than securities listed on the New York Stock or American Stock Exchanges and may involve greater risk. GROWTH INVESTING RISK refers to the risk that growth stocks may be more volatile than other stocks because they are more sensitive to investor perceptions of the issuing company's growth potential. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs. EMERGING MARKET RISK refers to the risk that investing in emerging market countries present risks in a greater degree than, and in addition to investing in foreign issuers in general. DIVERSIFICATION RISK refers to the risk that a non-diversified portfolio will be more volatile than a diversified portfolio because it invests its assets in a smaller number of issuers, and the gains or losses on a single security or issuer will have a greater impact on the non-diversified fund's net asset value.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  Massachusetts Financial
                                                 Services Company

Research                     INVESTMENT OBJECTIVE
                             Long-term growth of capital and future income


                             PRINCIPAL STRATEGIES
                             Normally invests at least 80% of its total assets in common stocks and related securities (such as preferred stocks, convertible securities and depositary receipts). Focus is on companies believed to have favorable prospects for long-term growth, attractive valuations based on current and expected earnings or cash flow, dominant or growing market share and superior management. The Portfolio may invest in companies of any size, and its investments may include securities traded on securities exchanges or in the over-the-counter markets.

                             The Portfolio may invest in foreign equity securities (including emerging market securities), and may have exposure to foreign currencies through its investment in these securities, its direct holdings of foreign currencies or through its use of foreign currency exchange contracts for the purchase or sale of a fixed quantity of foreign currency at a future date. The Portfolio may engage in active and frequent trading to achieve its principal investment stategies, which increases transaction costs and could detract from the Portfolio's performance.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, OTC Investment Risk and Foreign Investment Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. OTC INVESTMENT RISK refers to the risk that over-the-counter ("OTC") securities are generally securities of companies that are smaller or newer than securities listed on the New York Stock or American Stock Exchanges and may involve greater risk. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  Massachusetts Financial
                                                 Services Company

Total Return                 INVESTMENT OBJECTIVE
                             Above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. A secondary objective is the reasonable opportunity for growth of capital and income.

                             PRINCIPAL STRATEGIES
                             The Portfolio is a "balanced fund" that invests in a combination of equity and fixed income securities. Under normal market conditions, the Portfolio invests at least 40%, but not more than 75%, of its assets in common stocks and related securities (referred to as equity securities), such as preferred stock, bonds, warrants or rights convertible into stock, and depositary receipts for those securities; and at least 25%, but not more than 60%, of its net assets in non-convertible fixed income securities.

                             The Portfolio may vary the percentage of its assets invested in any one type of security (within the limits described above) based on the Portfolio Manager's interpretation of economic and money market conditions, fiscal and monetary policy and underlying security values. Portfolio Manager uses fundamental analysis to select equity securities believed to be undervalued.

                             The Portfolio may invest up to 20% of its assets in foreign securities, including securities of companies in emerging or developing markets, up to 20% of its assets in lower rated nonconvertible fixed income securities and comparable unrated securities; and may invest with no limitation in mortgage pass-through securities and American Depositary Receipts. The Portfolio may engage in active and frequent trading to achieve its principal investment strategies, which increases transaction costs and could detract from the Portfolio's performance.

                             PRINCIPAL RISKS
                             Principal risks include Manager Risk, Market and Company Risk, Income Risk, Interest Rate Risk, Credit Risk, Call Risk, Allocation Risk, Convertible Securities Risk, Emerging Market Risk, Undervalued Securities Risk, High Yield Bond Risk, and Foreign Investment Risk.

                             MANAGER RISK refers to the risk that a portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. INCOME RISK relates to the risk that a portfolio's income may fall due to falling interest rates. Income risk is greatest for short-term bonds and the least for long-term bonds. INTEREST RATE RISK refers to the risk that fixed income securities could lose value because of interest rate changes. CREDIT RISK refers to the risk that the issuer of debt obligations may be unable to make principal and interest payments when they become due. CALL RISK refers to the risk that, during periods of falling interest rates, a bond issuer may "call" or repay, its high yielding bond before the bond's maturity date. Forced to invest the proceeds at lower interest rates, a portfolio would experience a decline in income. ALLOCATION RISK refers to the risk that a portfolio could miss attractive investment opportunities by underweighting markets where there are significant returns, and could lose value by overweighting markets where there are significant declines. CONVERTIBLE SECURITIES Risk refers to the risk that the market value of convertible securities tends to decline as interest rates increase and increase as interest rates decline, and their value also tends to change whenever the market value of the underlying common or preferred stock fluctuates. EMERGING MARKET RISK refers to the risk that investing in emerging market countries present risks in a greater degree than, and in addition to, investing in foreign issuers in general. UNDERVALUED SECURITIES RISK refers to the risk that the market value of an undervalued security may not rise, or may fall, if certain anticipated events do not occur or if investor perceptions about the security do not improve. HIGH YIELD BOND RISK refers to the risk that high yield bonds (commonly referred to as "junk bonds") generally provide greater income and increased opportunity for capital appreciation than investments in higher quality debt securities, but also typically have greater potential volatility and principal and income risk. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs.

                             INVESTMENT MANAGER:  Directed Services, Inc.
                             PORTFOLIO MANAGER:  Massachusetts Financial
                                                 Services Company

TRAVELERS SERIES FUND, INC.

Smith Barney High Income          INVESTMENT OBJECTIVE
Portfolio                         Primary:  High current income
                                  Secondary:  Capital appreciation

                                  PRINCIPAL STRATEGIES
                                  KEY INVESTMENTS
                                  The fund invests primarily in high yielding, corporate debt obligations and preferred stock of U.S. and foreign issuers, but may also invest in foreign issuers.

                                  Credit Quality: The fund invests primarily in below investment grade securities, but may not invest more than 10% in securities rated lower than B or unrated securities of comparable quality. Below investment grade securities are commonly known as "junk bonds."

                                  Maturity: Although the fund may invest in securities of any maturity, under current market conditions, the fund intends to have an average remaining maturity of between five and ten years.

                                  PRINCIPAL RISKS
                                  While investing in high yield securities can bring added benefits, it may also involve additional risks. Investors could lose money in the fund or the fund's performance could fall below other possible investments if any of the following occurs:

                                  o The issuer of a debt security in the fund defaults on its obligation to pay principal or interest, has its credit rating downgraded by a rating organization or is perceived by the market to be less creditworthy.

                                  o Interest rates go up, causing the prices of debt securities in the fund to fall.

                                  o As a result of declining interest rates, the issuer of a security exercises its right to prepay principal earlier than scheduled, forcing the fund to reinvest in lower yielding securities. This is known as call or prepayment risk.

                                  o As a result of rising interest rates, the issuer of a security exercises its right to pay principal later than scheduled, which will lock in a below-market interest rate and reduce the value of the security. This is known as extension risk.

                                  o    The manager's judgment about the
                                       attractiveness, value or potential
                                       appreciation of a particular security
                                       proves to be incorrect.

                                  The fund may invest in lower quality
                                  securities that are speculative and have only an adequate capacity to pay principal and interest. These securities have a higher risk of default, tend to be less liquid, and may be more difficult to value. Changes in economic conditions or other circumstances are more likely to lead issuers of these securities to have a weakened capacity to make principal and interest payments.

                                  Many foreign countries in which the fund invests have markets that are less liquid and more volatile than markets in the U.S. In some of the foreign countries in which the fund invests, there is also less information available about foreign issuers and markets because of less rigorous accounting and regulatory standards than in the U.S. Currency fluctuations could erase investment gains or add to investment losses. The risk of investing in foreign securities is greater in the case of less developed countries.

                                  INVESTMENT ADVISER: Travelers Series Fund,Inc.

Smith Barney International All    INVESTMENT OBJECTIVE
Cap Growth Portfolio (formerly    Total return on its assets from growth of
Smith Barney International        capital and income
Equity Portfolio)
                                  PRINCIPAL STRATEGIES
                                  KEY INVESTMENTS

                                  The fund invests primarily in equity
                                  securities of foreign companies. Equity
                                  securities include exchange traded and
                                  over-the-counter common stocks and preferred shares, debt securities convertible into equity securities, and warrants and rights.

                                  PRINCIPAL RISKS
                                  While investing in foreign securities can bring added benefits, it may also involve additional risks. Investors could lose money on their investment in the fund, or the fund may not perform as well as other investments, if any of the following occurs:

                                       o Foreign stock prices decline

                                       o Adverse governmental action or
                                         political, economic or market
                                         instability occurs in a foreign country

                                       o The manager's judgment about  the
                                         attractiveness, value or potential
                                         appreciation of a particular stock
                                         proves to be incorrect

                                  Many foreign countries in which the fund invests have markets that are less liquid and more volatile than markets in the U.S. in some foreign countries, there is also less information available about foreign issuers and markets because of less rigorous accounting and regulatory standards than in the U.S. Currency fluctuations could erase investment gains or add to investment losses. The risk of investing in foreign securities is greater in the case of emerging markets.

                                  In Europe, Economic and Monetary Union (EMU) and the introduction of a single currency began on January 1, 1999. There are significant political and economic risks associated with EMU, which may increase the volatility of European markets and present valuation problems for the fund.

                                  INVESTMENT ADVISER: Travelers Series Fund,Inc.

Smith Barney Large Cap Value      INVESTMENT OBJECTIVE
Portfolio                         Current income and long-term growth of income
                                  and capital.

                                  PRINCIPAL STRATEGIES
                                  KEY INVESTMENTS
                                  The fund invests primarily in common stocks of U.S. companies having market capitalization of at least $5 billion at the same time of investment.

                                  PRINCIPAL RISKS
                                  While investing in large capitalization value securities can bring added benefits, it may also involve additional risks. Investors could lose money on their investments in the fund, or the fund ma not perform as well as other investments, if any of the following occurs:

                                  o The U.S. stock market goes down.
                                  o Value stocks or larger capitalization stocks
                                    are temporarily out of favor.
                                  o The manager's judgment about the
                                    attractiveness,   value  or  potential
                                    appreciation of a particular stock proves to be incorrect.
                                  o An adverse event, such a negative press
                                    reports about a company in the fund,
                                    depresses the value of the company's
                                    stock.

                                  INVESTMENT ADVISER: Travelers Series Fund,Inc.

Smith Barney Money Market         INVESTMENT OBJECTIVE
Portfolio                         Maximize current income consistent with
                                  preservation of capital. The fund seeks to maintain a stable $1 share price.

                                  PRINCIPAL STRATEGIES
                                  KEY INVESTMENTS
                                  The fund invests exclusively in high quality U.S. dollar denominated short term debt securities. These include commercial paper, corporate and municipal obligations of U.S. and foreign banks, securities of the U.S. Government, its agencies or instrumentalities and related repurchase agreements.

                                  Credit Quality: The fund invests exclusively in securities rated by a nationally recognized rating organization in the two highest short term rating categories, or if unrated, of equivalent quality.

                                  PRINCIPAL RISKS
                                  Although the fund seeks to preserve the value of your investment at $ per share, it is possible to lose money by investing in the fund could under perform other short term debt instruments or money market funds if any of the following occurs: o Interest rates rise sharply.

                                  o An issuer of the fund's securities
                                    defaults, or has its credit rating
                                    downgraded.

                                  o Sectors or issuers the fund has emphasized
                                    fail to perform as expected.

                                  o The manager's judgment about the
                                    attractiveness,   value  or  potential
                                    appreciation of a particular security proves to be incorrect.

                                  The value of the fund's foreign securities may go down because of unfavorable government actions, political instability of the more limited availability of accurate information about foreign issuers.

                                  INVESTMENT ADVISER: TRAVELERS SERIES FUND,INC.

GREENWICH STREET SERIES FUND
Appreciation Portfolio            INVESTMENT OBJECTIVE
                                  Long-term appreciation of capital.

                                  PRINCIPAL STRATEGIES
                                  KEY INVESTMENTS
                                  The fund invests primarily in equity
                                  securities of U.S. companies. The fund
                                  typically invests in medium and large
                                  capitalization companies but may also invest in small capitalization companies. Equity securities include exchange traded and over-the counter common stocks and preferred stocks, debt securities convertible into equity securities, and warrants and rights relating to equity securities.

                                  PRINCIPAL RISKS
                                  Investors  could lose money on their
                                  investment in the fund, or the fund may not perform as well as other investments, if:

                                       o The U.S. stock market declines

                                       o Large and medium capitalization stocks
                                         or growth

                                  INVESTMENT ADVISER: Travelers Series Fund,Inc.

                                Investors could lose money on their  investment
                                       in the fund, or the fund may not perform
                                  as well as other investments, if:
                                  o        The U.S. stock market declines
                                  o        Large and medium capitalization
                                            stocks or growth

                                  INVESTMENT ADVISER:  Travelers Series
                                   Fund, Inc.

THE SMITH BARNEY ALLOCATION SERIES INC.
    (FORMERLY SMITH BARNEY CONCERT ALLOCATION SERIES INC.)

Smith Barney Select Balanced      INVESTMENT OBJECTIVE
Portfolio                         Seeks long-term growth of capital and income,
                                  placing equal emphasis on current income and capital appreciation.

                                  PRINCIPAL STRATEGIES

                                  The portfolio divides its assets roughly between equity and fixed-income mutual funds. The equity funds are primarily large-capitalization, dividend-paying stock funds. The fixed-income portion of the portfolio is mainly invested in funds that invest in U.S. government and agency securities, as well as mortgage-backed securities.

                                  PRINCIPAL RISKS

                                  Your investment in the portfolio is subject to the risks associated with investing in both fixed income securities and equity securities generally. Your investment in the portfolio is subject to the following specific risks: o You could lose money on your investment in a portfolio, or the portfolio may not perform as well as other investments
                                  o   An underlying fund's investments in
                                      foreign securities may decline because of adverse governmental action or political, economic or market instability in a foreign country or region. In addition, currency fluctuations could erase investment gains or add to investment losses. These risks are heightened for investments in emerging markets

                                  o   The manager's judgment about the
                                      attractiveness and risk adjusted return
                                      potential of particular asset classes,
                                      investment styles, underlying funds or
                                      other issues may prove to be wrong.

                                  o   When interest rates go up, prices of
                                      fixed income securities go down

                                  INVESTMENT ADVISER: Travelers Series Fund,
                                  Inc.

Smith Barney Select Growth        INVESTMENT OBJECTIVE
Portfolio                         Seeks long-term growth of capital.

                                  PRINCIPAL STRATEGIES

                                  Invests primarily in mutual funds that focus on large-capitalization equity securities, to provide growth. The portfolio also invests in small- and middle-capitalization equity securities and international securities. In addition, a significant portion of the portfolio is also allocated to funds that invest in fixed income securities to help reduce volatility.

                                  PRINCIPAL RISKS

                                  Your investment in the portfolio is subject to the risks associated with investing in equity securities and, to a lesser degree, fixed income securities generally. Your investment in the portfolio is subject to the following specific risks: o You could lose money on your investment in a portfolio, or the portfolio may not perform as well as other investments.
                                  o   An underlying fund's investments in
                                      foreign securities may decline because of adverse governmental action or political, economic or market instability in a foreign country or region. In addition, currency fluctuations could erase investment gains or add to investment losses. These risks are heightened for investments in emerging markets.

                                  o   The manager's judgment about the
                                      attractiveness and risk adjusted return
                                      potential of particular asset classes,
                                      investment styles, underlying funds or
                                      other issues may prove to be wrong.

                                  o   Growth stocks or small capitalization
                                      stocks (generally those listed on the
                                      Russell 2000 Indices) may fall out of
                                      favor and may experience greater
                                      volatility, as well as greater potential for gain or loss

                                  o   When interest rates go up, prices of
                                      fixed income securities go down

                                  INVESTMENT ADVISER:  Travelers Series Fund,
                                  Inc.

Smith Barney Select High Growth   INVESTMENT OBJECTIVE
Portfolio                         Seeks capital appreciation.

                                  PRINCIPAL STRATEGIES

                                  Invests a large portion of its assets in aggressive equity mutual funds that focus on smaller, more speculative companies as well as mid-sized (or larger) companies with the potential for rapid growth. A significant portion of the portfolio may be invested in international or emerging markets funds in order to achieve a greater level of diversification.

                                  PRINCIPAL RISKS

                                  Your investment in the portfolio is subject to the risks associated with investing in equity securities generally. Your investment in the portfolio is subject to the following specific risks:

                                  o   You could lose money on your investment
                                      in a portfolio,  or the portfolios may
                                      not perform as well as other investments

                                  o   Growth stocks or small capitalization
                                      stocks (generally those comprising the
                                      Russell 2000 Indices) may fall out of
                                      favor with investors and may experience
                                      greater volatility, as well as greater
                                      potential for gain or loss

                                  o   An underlying fund's investments in
                                      foreign securities may decline because of adverse governmental action or political, economic or market instability in a foreign country or region. In addition, currency fluctuations could erase investment gains or ad to investments in emerging markets.

                                  o   The manager's judgment about the
                                      attractiveness and risk adjusted return
                                      potential of particular asset classes,
                                      investment styles, underlying funds or
                                      other issues may prove to be wrong

                                  INVESTMENT ADVISER:  Travelers Series Fund,
                                  Inc.


INVESTMENT MANAGEMENT FEES AND OTHER EXPENSES

THE GCG TRUST

Directed Services, Inc. ("Directed Services") serves as the overall manager to each portfolio of The GCG Trust. The GCG Trust pays Directed Services a monthly fee for its investment advisory and management services. The monthly fee is based on the average daily net assets of an investment portfolio, and in some cases, the combined total assets of certain grouped portfolios. Directed Services has retained portfolio managers to manage the assets of each portfolio of The GCG Trust. Directed Services (and not The GCG Trust) pays each portfolio manager a monthly fee for managing the assets of a portfolio, based on the average daily net assets of a portfolio. For a list of the portfolio managers, see the front cover of this prospectus.

TRAVELERS SERIES FUND

SSB Citi Fund Management LLC ("SSB Citi") serves as the investment advisor for the Travelers Series Fund Inc. The Travelers Series Fund Inc. pays SSB Citi a monthly advisory fee for its investment advisory services based on the average daily net assets of the respective investment portfolios.

GREENWICH STREET SERIES FUND

Smith Barney Fund Management LLC ("Smith Barney") serves as the investment advisor for the Greenwich Street Series Fund. The Greenwich Street Series Fund pays Smith Barney a monthly advisory fee for its investment advisory services based on the average daily net assets of the respective investment portfolios.

SMITH BARNEY ALLOCATION SERIES

Travelers Investment Advisers, Inc. ("Travelers") serves as the investment advisor for the Smith Barney Allocation Series Inc. Smith Barney Allocation Series Inc. pays a monthly advisory fee to Travelers based on the average daily net assets of the investment portfolios.

Directed Services, SSB Citi, Smith Barney and Travelers provide or procure, at their own expense, the services necessary for the operation of the portfolios, including the retention of portfolio managers to manage the assets of the certain portfolios. Directed Services, SSB Citi, Smith Barney and Travelers do not bear the expense of brokerage fees and other transactional expenses for securities, taxes (if any) paid by a portfolio, interest on borrowing, fees and expenses of the independent trustees, and extraordinary expenses, such as Each portfolio deducts portfolio management fees and charges from the amounts you have invested in the portfolios. For 2000, total portfolio fees and charges ranged from 0.53% to 1.18% See "Fees and Expenses" in this prospectus. Each portfolio deducts portfolio management fees and charges from the amounts you have invested in the portfolios. Based on actual portfolio experience in 2000, together with estimated costs for new portfolios, total estimated portfolio fees and charges for 2001 range from 0.55% to 1.86%. See "Fees and Expenses" in this prospectus. We may receive compensation from the investment advisors, administrators and distributors or directly from the portfolios in connection with administrative, distribution or other services and cost savings attributable to our services. It is anticipated that such compensation will be based on assets of the particular portfolios attributable to the Contract. The compensation paid by advisors, administrators or distributors may vary.

YOU CAN FIND MORE DETAILED INFORMATION ABOUT EACH PORTFOLIO INCLUDING ITS MANAGEMENT FEES IN THE PROSPECTUS FOR EACH TRUST. YOU SHOULD READ THESE PROSPECTUSES BEFORE INVESTING.

--------------------------------------------------------------------------------
                                   APPENDIX C
--------------------------------------------------------------------------------


                        MARKET VALUE ADJUSTMENT EXAMPLES

EXAMPLE #1:  FULL SURRENDER -- EXAMPLE OF A NEGATIVE MARKET VALUE ADJUSTMENT

      Assume $100,000 was allocated to a Fixed Interest Allocation with a guaranteed interest period of 10 years, an initial Index Rate ("I") of 5%; that a full surrender is requested 3 years into the guaranteed interest period; that the Account Value on the date of Surrender is $115,000; that the then Index Rate for a 7 year guaranteed interest period ("J") is 6%; and that no prior transfers or withdrawals affecting this Fixed Interest Allocation have been made. CALCULATE THE MARKET VALUE ADJUSTMENT

1. N = 2,555 ( 365 x 7 )

                                                           2,555/365
2.  Market Value Adjustment = $115,000 x  [( 1.05/1.0625 )   -1]= -$9,143


     Therefore, the amount paid to you on full surrender ignoring any surrender charge is $105,857 ($115,000 - $9,143 ).

EXAMPLE #2:  FULL SURRENDER -- EXAMPLE OF A POSITIVE MARKET VALUE ADJUSTMENT

      Assume $100,000 was allocated to a Fixed Interest Allocation with a guaranteed interest period of 10 years, an initial Index Rate ("I") of 5%; that a full surrender is requested 3 years into the guaranteed interest period; that the Account Value on the date of surrender is $115,000; that the then Index Rate for a 7 year guaranteed interest period ("J") is 4%; and that no prior transfers or withdrawals affecting this Fixed Interest Allocation have been made. CALCULATE THE MARKET VALUE ADJUSTMENT

1. N = 2,555 ( 365 x 7 )
                                                           2,555/365
2.  Market Value Adjustment = $115,000 x  [( 1.05/1.0425 )           -1]= $5,918

     Therefore, the amount paid to you on full surrender ignoring any surrender charge is $120,918 ($115,000 + $5,918 ).

EXAMPLE #3:  WITHDRAWAL -- EXAMPLE OF A NEGATIVE MARKET VALUE ADJUSTMENT

      Assume $200,000 was allocated to a Fixed Interest Allocation with a guaranteed interest period of 10 years, an initial Index Rate ("I") of 5%; that a withdrawal of $128,000 is requested 3 years into the guaranteed interest period; that the Account Value on the date of withdrawal is $250,000; that the then Index Rate ("J") for a 7 year guaranteed interest period is 6%; and that no prior transfers or withdrawals affecting this Fixed Interest Allocation have been made.

     First calculate the amount that must be withdrawn from the Fixed Interest Allocation to provide the amount requested.
1. N = 2,555 ( 365 x 7 )
                                    [$128,000/(1.05 ) 2,555/365     ]
2. Amount that must be withdrawn =            ------           -1     =$139,055
                                               1.0625

   Then calculate the Market Value Adjustment on that amount.

                                                         2,555/365
3. Market Value Adjustment = $139,055 x  [( 1.05/1.0625 )          -1]= -$11,055



     Therefore, the amount of the withdrawal paid to you ignoring any surrender charge is $128,000, as requested. The Fixed Interest Allocation will be reduced by the amount of the withdrawal, $128,000, and also reduced by the Market Value Adjustment of $11,055, for a total reduction in the Fixed Interest Allocation of $139,055.

EXAMPLE #4:  WITHDRAWAL -- EXAMPLE OF A POSITIVE MARKET VALUE ADJUSTMENT

      Assume $200,000 was allocated to a Fixed Interest Allocation with a guaranteed interest period of 10 years, an initial Index Rate of 5%; that a withdrawal of $128,000 is requested 3 years into the guaranteed interest period; that the Account Value on the date of withdrawal is $250,000; that the then Index Rate ("J") for a 7 year guaranteed interest period is 4%; and that no prior transfers or withdrawals affecting this Fixed Interest Allocation have been made.

     First calculate the amount that must be withdrawn from the Fixed Interest Allocation to provide the amount requested.

1.  N = 2,555 ( 365 x 7 )
                                      [$128,000/(1.05) 2,555/365    ]
2.  Amount that must be withdrawn =               ------         -1   = $121,736
                                                  1.0425

    Then calculate the Market Value Adjustment on that amount.

                                                          2,555/365
3.  Market Value Adjustment = $121,736 x  [( 1.05/1.0425 )          -1]= $6,265

     Therefore, the amount of the withdrawal paid to you ignoring any surrender charge is $128,000, as requested. The Fixed Interest Allocation will be reduced by the amount of the withdrawal, $128,000, but increased by the Market Value Adjustment of $6,265, for a total reduction in the Fixed Interest Allocation of $121,736.

--------------------------------------------------------------------------------
                                   APPENDIX C
--------------------------------------------------------------------------------


                 SURRENDER CHARGE FOR EXCESS WITHDRAWALS EXAMPLE

The following assumes you made an initial premium payment of $10,000 and additional premium payments of $10,000 in each of the second and third contract years, for total premium payments under the Contract of $30,000. It also assumes a withdrawal at the beginning of the fourth contract year of 20% of the contract value of $35,000. In this example, $5,250 ($35,000 x .15) is the maximum free withdrawal amount that you may withdraw during the contract year without a surrender charge. The total withdrawal would be $7,000 ($35,000 x .20). Therefore, $1,750 ($7,000 - $5,250) is considered an excess withdrawal of a part of the initial premium payment of $10,000 and would be subject to a 4% surrender charge of $70 ($1,750 x .04). This example does not take into account any Market Value Adjustment or deduction of any premium taxes.

                             ING VARIABLE ANNUITIES

                  RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK

               ReliaStar Life Insurance Company of New York is a
                      stock company domiciled in New York.

121815      EMPIRE PRIMELITE       04/01/2002

                               PART B

                  STATEMENT OF ADDITIONAL INFORMATION



                       Statement of Additional Information

                                    DVA PLUS

                          DEFERRED COMBINATION VARIABLE

                           AND FIXED ANNUITY CONTRACT

                                    ISSUED BY

                              SEPARATE ACCOUNT NY-B

                                       OF

                            RELIASTAR LIFE INSURANCE

                               COMPANY OF NEW YORK

This Statement of Additional Information is not a Prospectus. The information contained herein should be read in conjunction with the prospectus for the ReliaStar Life Insurance Company of New York deferred combination variable and fixed annuity contract which is referred to herein.

The prospectus sets forth information that a prospective investor ought to know before investing. For a copy of the prospectus, send a written request to ReliaStar Life Insurance Company of New York, customer service center, 1000 Woodbury Road, Suite 102, Woodbury, New York 11797 or telephone 1-800-963-9539.

                             DATE OF PROSPECTUS AND

                      STATEMENT OF ADDITIONAL INFORMATION:
                                   APRIL 1, 2002

                                TABLE OF CONTENTS

Item                                                                   Page
Introduction.............................................................1
Description of ReliaStar Life Insurance Company of New York..............1
Safekeeping of Assets....................................................1
The Administrator........................................................1
Independent Auditors.....................................................1
Distribution of Contracts................................................2
Performance Information..................................................2
IRA Partial Withdrawal Option............................................8
Other Information........................................................8
Financial Statements of Separate Account NY-B............................9

                                  INTRODUCTION

This Statement of Additional Information provides background information regarding Separate Account NY-B.

                     DESCRIPTION OF RELIASTAR LIFE INSURANCE

                               COMPANY OF NEW YORK

ReliaStar Life Insurance Company of New York ("ReliaStar of NY") is a stock life insurance company originally incorporated on June 11, 1917 under the name The Morris Plan Insurance Society. Effective April 1, 2002, ("merger date") First Golden American Life Insurance Company ("First Golden"), the original depositor for the variable insurance products offered through Separate Account NY-B, was merged into ReliaStar of NY. ReliaStar of NY is authorized to transact business in all states, the District of Columbia and the Dominican Republic and is principally engaged in the business of providing individual life insurance and annuities, employee benefit products and services, retirement plans, and life and health reinsurance. ReliaStar of NY is a wholly-owned subsidiary of Security-Connecticut Life Insurance Company and is an indirect wholly-owned subsidiary of ING Groep, N.V. ("ING").

                              SAFEKEEPING OF ASSETS

ReliaStar of NY acts as its own custodian for Separate Account NY-B.

                                THE ADMINISTRATOR

On November 8, 1996, First Golden American Life Insurance Company of New York ("First Golden") and Golden American Life Insurance Company ("Golden American") entered into an administrative service agreement pursuant to which Golden American agreed to provide certain accounting, actuarial, tax, underwriting, sales, management and other services to First Golden. Beginning on April 1, 2002, the effective date of the merger of First Golden into ReliaStar of NY ("merger date"), the expenses incurred by Golden American in relation to this service agreement will be reimbursed by ReliaStar of NY on an allocated cost basis. First Golden entered into a similar agreement with another affiliate, Equitable Life Insurance Company of Iowa ("Equitable Life"), for additional services. As of the merger date, ReliaStar of NY will be obligated to reimburse these expenses. For the years ended December 31, 2001 and 2000, First Golden incurred expenses of $122,000 and $412,000, respectively, under the agreement with Golden American and $0 and $340,000, respectively, under the agreement with Equitable Life.

Also on November 8, 1996, First Golden, Golden American and Directed Services, Inc. ("DSI") entered into a service agreement pursuant to which First Golden and Golden American agreed to provide DSI certain of its personnel to perform management, administrative and clerical services and the use of certain of its facilities. As of the merger date, ReliaStar of NY will provide its personnel to provide such services. ReliaStar of NY expects to charge DSI for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable, and second allocated based on the estimated amount of time spent by ReliaStar of NY's employees on behalf of DSI. For the year ended December 31, 2001, charges to Golden American and DSI for these services were $166,000 and $139,000, respectively.

                              INDEPENDENT AUDITORS

Ernst & Young LLP, independent auditors, performs annual audits of Separate Account NY-B. Ernst & Young LLP, independent auditors, has performed audits of Reliastar of NY in 2000 and 2001. Deloitte and Touche LLP, independent auditors, performed an annual audit of Reliastar of NY in 1999.


                            DISTRIBUTION OF CONTRACTS

The offering of contracts under the prospectus associated with this Statement of Additional Information is continuous. DSI, an affiliate of ReliaStar of NY, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products issued by ReliaStar of NY. The variable insurance products were sold primarily through two broker/dealer institutions during the year ended December 31, 1999, through three broker/dealer institutions during the year ended December 31, 2000 and through 125 broker/dealer institutions during the year ended December 31, 2001. For the years ended 2001, and 2000 commissions paid by First Golden to DSI aggregated $264,000 and $1,115,000 respectively. As of the merger date, ReliaStar of NY will be the depositor for these variable insurance products. All commissions received by the distributor were passed through to the broker-dealers who sold the contracts. DSI is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380-1478.

                             PERFORMANCE INFORMATION

Performance information for the subaccounts of Separate Account NY-B, including yields, standard annual returns and other non-standard measures of performance of all subaccounts, may appear in reports or promotional literature to current or prospective owners. Such non- standard measures of performance will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC. Negative values are denoted by parentheses. Performance information for measures other than total return do not reflect sales load which can have a maximum level of 7.5% of premium, and any applicable premium tax that can range from 0% to 3.5%.

SEC STANDARD MONEY MARKET SUBACCOUNT YIELDS Current yield for the Liquid Asset Subaccount will be based on the change in the value of a hypothetical investment (exclusive of capital changes or income other than investment income) over a particular 7-day period, less a pro-rata share of subaccount expenses accrued over that period (the "base period"), and stated as a percentage of the investment at the start of the base period (the "base period return"). The base period return is then annualized by multiplying by 365/7, with the resulting yield figure carried to at least the nearest hundredth of one percent. Calculation of "effective yield" begins with the same "base period return" used in the calculation of yield, which is then annualized to reflect weekly compounding pursuant to the following formula:

  EFFECTIVE YIELD = [(BASE PERIOD RETURN) +1)365/7] - 1

The current yield and effective yield of the Liquid Asset Subaccount for the 7-day period December 25, 2001 to December 31, 2001 were 1.87% and 1.89%, respectively.

SEC STANDARD 30-DAY YIELD FOR ALL SUBACCOUNTS Quotations of yield for the remaining subaccounts will be based on all investment income per Unit (contract value divided by the index of investment experience) earned during a particular 30-day period, less expenses accrued during the period ("net investment income"), and will be computed by dividing net investment income by the value of an accumulation unit on the last day of the period, according to the following formula:

                  Yield = 2 x [((a - b)/(c x d)  + 1)6 - 1]

     Where:

[a] equals the net investment income earned during the period by the investment portfolio attributable to shares owned by a subaccount

[b]  equals the expenses accrued for the period (net of reimbursements)

[c] equals the average daily number of units outstanding during the period based on the accumulation unit value

[d] equals the value (maximum offering price) per accumulation unit value on the last day of the period

Yield on subaccounts of Separate Account NY-B is earned from the increase in net asset value of shares of the Investment portfolio in which the Subaccount invests and from dividends declared and paid by the Investment portfolio, which are automatically reinvested in shares of the Investment portfolio.

SEC  STANDARD  AVERAGE  ANNUAL TOTAL RETURN FOR ALL  SUBACCOUNTS
Quotations of average annual total return for any Subaccount will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in a contract over a period of one, five and 10 years (or, if less, up to the life of the investment portfolio), calculated pursuant to the formula:

                                  P(1+T)n = ERV

     Where:

     (1)  [P] equals a hypothetical initial premium payment of $1,000

     (2)  [T] equals an average annual total return

     (3)  [n] equals the number of years

     (4) [ERV] equals the ending redeemable value of a hypothetical $1,000 initial premium payment made at the beginning of the period (or fractional portion thereof)

All total return figures reflect the deduction of the maximum sales load, the administrative charges, and the mortality and expense risk charges. The SEC requires that an assumption be made that the contract owner surrenders the entire contract at the end of the one, five and ten year periods (or, if less, up to the life of the security) for which performance is required to be calculated. This assumption may not be consistent with the typical contract owner's intentions in purchasing a contract and may adversely affect returns. Quotations of total return may simultaneously be shown for other periods, as well as quotations of total return that do not take into account certain contractual charges such as sales load.

Average Annual Total Return for the subaccounts is presented on a standardized basis, which includes deductions for the mortality and expense risk charge, administrative charge, contract charge and surrender charge for the period ending December 31, 2001 were as follows:

Average Annual Total Return for Periods Ending 12/31/01 - Standardized

                                                                                                       From       Inception
                                                      1 Year            5 Years       10 Years       Inception       Date
THE GCG TRUST
Liquid Asset                                          -4.63%              n/a            n/a           2.71%       05/01/97
Limited Maturity Bond                                 0.27%               n/a            n/a           4.18%       05/01/97
Core Bond                                             -6.02%              n/a            n/a          -0.30%       05/01/97
Fully Managed                                         1.34%               n/a            n/a          10.27%       05/01/97
Total Return                                          -7.96%              n/a            n/a           7.90%       05/01/97
Equity Income                                         -7.11%              n/a            n/a           5.49%       05/01/97
All Cap                                               -6.56%              n/a            n/a           5.33%       02/01/00
Janus growth and income                              -17.82%              n/a            n/a          -14.15%      10/02/00
Real Estate                                           -0.42%              n/a            n/a           6.36%       05/01/97
Value Equity                                         -12.81%              n/a            n/a           3.39%       05/01/97
Investors                                            -12.66%              n/a            n/a           0.13%       02/01/00
International Equity                                 -23.94%              n/a            n/a          -5.54%       05/01/97
VanKanmpen Grrowth and Income                        -20.23%              n/a            n/a           5.11%       05/01/97
Managed Global                                       -20.18%              n/a            n/a          10.19%       05/01/97
Large Cap Value                                      -12.02%              n/a            n/a          -3.09%       02/01/00
Hard Assets                                          -20.39%              n/a            n/a          -7.46%       05/01/97
Diversified Mid-Cap                                  -14.99%              n/a            n/a          -9.99%       10/02/00
Research                                             -29.60%              n/a            n/a           4.53%       05/01/97
Capital Growth                                       -21.99%              n/a            n/a           3.46%       05/01/97
Capital Appreciation                                 -21.24%              n/a            n/a           3.47%       05/01/97
Small Cap                                             -9.90%              n/a            n/a          12.54%       05/01/97
Mid-Cap Growth                                       -31.74%              n/a            n/a          17.57%       05/01/97
Strategic Equity                                     -29.32%              n/a            n/a           4.35%       05/01/97
Special Situations                                   -13.40%              n/a            n/a          -14.01%      10/02/00
Growth                                               -38.25%              n/a            n/a           4.54%       05/01/97
Developing World                                     -13.62%              n/a            n/a          -9.97%       05/01/97
Internet Tollkeeper                                    n/a                n/a            n/a          -30.83%      05/01/01

THE PILGRIM VARIABLE PRODUCT
TRUST
Pilgrim VP Small Cap Opp                               n/a                n/a            n/a          -23.68%      05/01/01
Pilgrim VP Magna Cap                                   n/a                n/a            n/a          -13.46%      05/01/01
Pilgrim VP Growth Opp                                  n/a                n/a            n/a          -29.09%      05/01/01

PRO FUNDS VP
Profund  VP                                            n/a                n/a            n/a          -18.05%      05/01/01
Bull                                                   n/a                n/a            n/a          -12.70%      05/01/01
Profund  VP Small-Cap                                  n/a                n/a            n/a          -24.33%      05/01/01
Profund VP Europe 30

THE PIMCO TRUST
High Yield                                            -6.13%              n/a            n/a          -0.86%       05/01/98
StocksPLUS Growth and Income                         -19.73%              n/a            n/a          -0.49%       05/01/98

ING VARIABLE INSURANCE TRUST
ING VP Worldwide Growth                              -26.80%              n/a            n/a          -24.04%      05/01/00

THE PRUDENTIAL SERIES FUND, INC.
Jennison                                             -26.79%              n/a            n/a          -28.66%      05/01/00
SP Jennison International Growth                     -43.87%              n/a            n/a          -27.83%      10/02/00

* Total return calculation reflects certain waivers of portfolio fees and expenses.
#    Non-annualized.

NON-STANDARD AVERAGE ANNUAL TOTAL RETURN FOR ALL SUBACCOUNTS
Quotations of non-standard average annual total return for any subaccount will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in a contract over a period of one, five and ten years (or, if less, up to the life of the Investment portfolio), calculated pursuant to the formula:

                                 [P(1+T)n] = ERV

  Where:

     (1)  [P] equals a hypothetical initial premium payment of $1,000

     (2)  [T] equals an average annual total return

     (3)  [n] equals the number of years

     (4) [ERV] equals the ending redeemable value of a hypothetical $1,000 initial premium payment made at the beginning of the period (or fractional portion thereof) assuming certain loading and charges are zero.

All total return figures reflect the deduction of the mortality and expense risk charge and the administrative charges, but not the deduction of the maximum sales load and the annual contract fee.

Average Annual Total Return for the subaccounts is presented on a non-standardized basis which includes deductions for the mortality and expense risk charge and administrative charge, but not for contract charge or surrender charge, for the period ending December 31, 2001 were as follows:

Average Annual Total Return for Periods Ending 12/31/01 - Non-Standardized

                                                                                                        From       Inception
                                                      1 Year             5 Years       10 Years       Inception      Date
THE GCG TRUST
Liquid Asset                                          2.40%               n/a            n/a           3.50%        05/01/97
Limited Maturity Bond                                 7.31%               n/a            n/a           4.93%        05/01/97
Core Bond                                             1.02%               n/a            n/a           0.58%        05/01/97
Fully Managed                                         8.37%               n/a            n/a          10.88%        05/01/97
Total Return                                          -0.92%              n/a            n/a           8.56%        05/01/97
Equity Income                                         -0.07%              n/a            n/a           6.21%        05/01/97
All Cap                                               0.48%               n/a            n/a           8.30%        02/01/00
Janus growth and income                              -10.78%              n/a            n/a          -9.15%        10/02/00
Real Estate                                           6.62%               n/a            n/a           7.06%        05/01/97
Value Equity                                          -5.77%              n/a            n/a           4.16%        05/01/97
Investors                                             -5.62%              n/a            n/a           3.23%        02/01/00
International Equity                                 -23.83%              N/a            N/A          -5.52%        05/01/97
Van Kanmpen Growth and Income                        -13.19%              n/a            N/a           5.84%        05/01/97
Managed Global                                       -13.15%              n/a            N/a          10.81%        05/01/97
Large Cap Value                                       -4.98%              n/a            N/a           0.10%        02/01/00
Hard Assets                                          -13.36%              n/a            n/a          -5.79%        05/01/97
Diversified Mid-Cap                                   -7.95%              n/a            n/a          -7.34%        10/02/00
Research                                             -22.56%              n/a            n/a           5.27%        05/01/97
Capital Growth                                       -14.95%              n/a            n/a           4.23%        05/01/97
Capital Appreciation                                 -14.20%              n/a            n/a           4.24%        05/01/97
Small Cap                                             -2.86%              n/a            n/a          13.10%        05/01/97
Mid-Cap Growth                                       -24.70%              n/a            n/a          17.94%        05/01/97
Strategic Equity                                     -22.28%              n/a            n/a           5.09%        05/01/97
Special Situations                                    -6.36%              n/a            n/a          -13.69%       10/02/00
Growth                                               -31.22%              n/a            n/a           5.28%        05/01/97
Developing World                                      -6.58%              n/a            n/a          -8.56%        05/01/97
Internet Tollkeeper                                    n/a                n/a            n/a          -23.83%       05/01/01

THE PILGRIM VARIABLE PRODUCT
TRUST
Pilgrim VP Small Cap Opp                                n/a               n/a            n/a          -16.68%       05/01/01
Pilgrim VP Magna Cap                                    n/a               n/a            n/a          -6.46%        05/01/01
Pilgrim VP Growth Opp                                   n/a               n/a            n/a          -22.09%       05/01/01

PRO FUNDS VP
Profund  VP                                             n/a               n/a            n/a          -11.05%       05/01/01
Bull                                                    n/a               n/a            n/a          -5.70%        05/01/01
Profund  VP Small-Cap                                   n/a               n/a            n/a          -17.33%       05/01/01
Profund VP Europe 30

THE PIMCO TRUST
High Yield                                             0.91%              n/a            n/a           0.28%        05/01/98
 StocksPLUS Growth and Income                         -12.69%             n/a            n/a           0.63%        05/01/98

ING VARIABLE INSURANCE TRUST
ING VP Worldwide Growth                               -19.76%             n/a            n/a          -19.08%       05/01/00

THE PRUDENTIAL SERIES FUND, INC.
Jennison                                              -19.75%             n/a            n/a          -24.22%       05/01/00
SP Jennison International Growth                      -36.83%             n/a            n/a          -23.93%       10/02/00

* Total return calculation reflects certain waivers of portfolio fees and expenses.
#    Non-annualized.

Performance information for a Subaccount may be compared, in reports and promotional literature, to: (i) the Standard & Poor's 500 Stock Index ("S&P 500"), Dow Jones Industrial Average ("DJIA"), Donoghue Money Market Institutional Averages, or other indices that measure performance of a pertinent group of securities so that investors may compare a Subaccount's results with those of a group of securities widely regarded by investors as representative of the securities markets in general; (ii)other groups of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment companies by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons who rank such investment companies on overall performance or other criteria; and (iii) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in the Contract. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

Performance information for any Subaccount reflects only the performance of a hypothetical contract under which contract value is allocated to a subaccount during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the portfolio of the investment portfolio of the Trust in which Separate Account NY-B Subaccounts invest, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

Reports and promotional literature may also contain other information including the ranking of any Subaccount derived from rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by other rating services, companies, publications, or other persons who rank separate accounts or other investment products on overall performance or other criteria.

PUBLISHED RATINGS From time to time, the rating of ReliaStar of NY as an insurance company by A.M. Best Company may be referred to in advertisements or in reports to contract owners. Each year A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Best's ratings range from A++ to F. An A++ and a A+ rating means, in the opinion of A.M.Best, that the insurer has demonstrated the strongest ability to meet its respective policyholder and other contractual obligations.

ACCUMULATION UNIT VALUE The calculation of the Accumulation Unit Value ("AUV") is discussed in the prospectus for the Contracts under "Performance Information." Note that in your Contract, contract value is referred to as accumulation value. The following illustrations show a calculation of a new AUV and the purchase of Units (using hypothetical examples). Note that the examples below are calculated for a Contract issued with the Annual Ratchet Death Benefit Option, the death benefit option with the highest mortality and expense risk charge. The mortality and expense risk charge associated with the Standard Death Benefit Option is lower than that used in the examples and would result in higher AUV's or contract values.


ILLUSTRATION OF CALCULATION OF AUV
         EXAMPLE 1.

         1.   AUV, beginning of period                             $10.00000000
         2.   Value of securities, beginning of period             $10.00000000
         3.   Change in value of securities                          0.10000000
         4.   Gross investment return (3) divided by (2)             0.01000000
         5.   Less daily mortality and expense charge                0.00003446
         6.   Less asset based administrative charge                 0.00000411
         7.   Net investment return (4) minus (5) minus (6)          0.00996163
         8.   Net investment factor (1.000000) plus (7)              1.00996163
         9.   AUV, end of period (1) multiplied by (8)             $10.09961430

ILLUSTRATION OF PURCHASE OF UNITS (ASSUMING NO STATE PREMIUM TAX)
         EXAMPLE 2.

         1.   Initial Premium Payment                              $ 1,000
         2.   AUV on effective date of purchase (see Example 1)    $10.00000000
         3.   Number of Units purchased [(1) divided by (2)]       100.00000000
         4.   AUV for valuation date following purchase
              (see Example 1)                                      $10.09961430
         5.   Contract  Value in account for valuation date
              following purchase [(3) multiplied by (4)]            $  1,009.96


                          IRA PARTIAL WITHDRAWAL OPTION

If the contract owner has an IRA contract and will attain age 70 1/2 in the current calendar year, distributions will be made in accordance with the requirements of Federal tax law. This option is available to assure that the required minimum distributions from qualified plans under the Internal Revenue Code (the "Code") are made. Under the Code, distributions must begin no later than April 1st of the calendar year following the calendar year in which the contract owner attains age 70 1/2. If the required minimum distribution is not withdrawn, there may be a penalty tax in an amount equal to 50% of the difference between the amount required to be withdrawn and the amount actually withdrawn. Even if the IRA Partial Withdrawal Option is not elected, distributions must nonetheless be made in accordance with the requirements of Federal tax law.

ReliaStar of NY notifies the contract owner of these regulations with a letter mailed on January 1st of the calendar year in which the contract owner reaches age 70 1/2 which explains the IRA Partial Withdrawal Option and supplies an election form. If electing this option, the owner specifies whether the withdrawal amount will be based on a life expectancy calculated on a single life basis (contract owner's life only) or, if the contract owner is married, on a joint life basis (contract owner's and spouse's lives combined). The contract owner selects the payment mode on a monthly, quarterly or annual basis. If the payment mode selected on the election form is more frequent than annually, the payments in the first calendar year in which the option is in effect will be based on the amount of payment modes remaining when ReliaStar of NY receives the completed election form.

ReliaStar of NY calculates the IRA Partial Withdrawal amount each year based on the minimum distribution rules. We do this by dividing the contract value by the life expectancy. In the first year withdrawals begin, we use the contract value as of the date of the first payment. Thereafter, we use the contract value on December 31st of each year. The life expectancy is recalculated each year. Certain minimum distribution rules govern payouts if the designated beneficiary is other than the contract owner's spouse and the beneficiary is more than ten years younger than the contract owner.

                                OTHER INFORMATION

Registration statements have been filed with the SEC under the Securities Act of 1933 as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the registration statements, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

                  FINANCIAL STATEMENTS OF SEPARATE ACCOUNT NY-B

The financial statements of Separate Account NY-B are listed below and are included in this Statement of Additional Information:

         Report of Independent Auditors
         Audited Financial Statements
          Statement of Assets and Liability as of December 31, 2001
          Statement of Operations for the year ended December 31, 2001 Statements of Changes in Net Assets for the year ended December 31,
            2001 and December 31, 2000
         Notes to Financial Statements

            First Golden American Life Insurance Company of New York
                              Separate Account NY-B

                              Financial Statements


                          Year ended December 31, 2001




                                    CONTENTS

Report of Independent Auditors................................................1

Audited Financial Statements

Statements of Assets and Liabilities..........................................2
Statements of Operations......................................................7
Statements of Changes in Net Assets..........................................12
Notes to Financial Statements................................................17

                         Report of Independent Auditors

The Board of Directors and Participants
First Golden American Life Insurance Company of New York

We have audited the accompanying statement of assets and liabilities of First Golden American Life Insurance Company of New York Separate Account NY-B (comprised of the Limited Maturity Bond, Hard Assets, All-Growth, Real Estate, Fully Managed, Equity Income, Capital Appreciation, Rising Dividends, Emerging Markets, Value Equity, Strategic Equity, Small Cap, Managed Global, Liquid Asset, Mid-Cap Growth, Capital Growth, Research, Total Return, Growth, Core Bond, Developing World, Investors, Growth & Income, All Cap, Asset Allocation Growth, Diversified Mid-Cap, Large Cap Value, Special Situations, Internet Tollkeeper, Worldwide Growth, Growth Opportunities, MagnaCap, Small Cap Opportunities, SP Jennison International Growth, Prudential Jennison, PIMCO High Yield Bond, PIMCO StocksPLUS Growth and Income, Appreciation, Select High Growth, Select Growth, Select Balanced, Select Conservative, Select Income, Smith Barney Money Market, Smith Barney Large Cap Value, Smith Barney International Equity, and Smith Barney High Income Divisions) as of December 31, 2001, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2001, by correspondence with the mutual funds' transfer agents. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Golden American Life Insurance Company of New York Separate Account NY-B at December 31, 2001, and the results of its operations and the changes in its net assets for the periods disclosed in the financial statements, in conformity with accounting principles generally accepted in the United States.



Atlanta, Georgia
February 15, 2002



                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statement of Assets and Liabilities

                                                          December 31, 2001


                                      LIMITED                                                  FULLY
                                   MATURITY BOND         HARD ASSETS       REAL ESTATE        MANAGED            EQUITY INCOME
                                      SERIES               SERIES             SERIES           SERIES               SERIES
                                 -------------------------------------------------------------------------------------------------

ASSETS
Investments in mutual funds
  at fair value                        $837,546            $26,177           $148,345         $1,208,499          $1,001,730
                                 -------------------------------------------------------------------------------------------------
                                 -------------------------------------------------------------------------------------------------
Total assets                            837,546             26,177            148,345          1,208,499           1,001,730
                                 -------------------------------------------------------------------------------------------------

Net assets                             $837,546            $26,177           $148,345         $1,208,499          $1,001,730
                                 =================================================================================================

Number of divisional units
  outstanding:
   DVA PLUS - Standard                   15,183                 33              2,991             16,883              15,155
                                 =================================================================================================
   DVA PLUS - Annual Ratchet             28,458              1,819              2,173             25,616              26,466
                                 =================================================================================================
   Empire DVA - Standard                      -                  -                  -                  -                   -
                                 =================================================================================================
   Empire DVA - Annual Ratchet                -                  -                  -                  -                   -
                                 =================================================================================================

Value per divisional unit:
   DVA PLUS - Standard                   $19.44             $14.42             $28.96             $28.77              $24.37
                                 =================================================================================================
   DVA PLUS - Annual Ratchet             $19.06             $14.13             $28.40             $28.22              $23.90
                                 =================================================================================================
   Empire DVA - Standard                      -                  -                  -                  -                   -
                                 =================================================================================================
   Empire DVA - Annual Ratchet                -                  -                  -                  -                   -
                                 =================================================================================================

Total number of shares:                  76,004              2,674              9,485             69,059              87,794
                                 =================================================================================================

Cost of shares:                        $859,701            $28,991           $152,824         $1,135,296          $1,029,092
                                 =================================================================================================


(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.


2


                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                           Statement of Assets and Liabilities (continued)

                                                          December 31, 2001


                                   CAPITAL             RISING
                                APPRECIATION         DIVIDENDS          VALUE EQUITY     STRATEGIC EQUITY     SMALL CAP
                                   SERIES              SERIES              SERIES            SERIES             SERIES
                              ---------------------------------------------------------------------------------------------

ASSETS
Investments in mutual funds
  at fair value                   $1,640,877         $2,425,882           $374,225           $508,415         $2,286,342
                              ---------------------------------------------------------------------------------------------
                              ---------------------------------------------------------------------------------------------
Total assets                       1,640,877          2,425,882            374,225            508,415          2,286,342
                              ---------------------------------------------------------------------------------------------

Net assets                        $1,640,877         $2,425,882           $374,225           $508,415         $2,286,342
                              =============================================================================================

Number of divisional units
  outstanding:
   DVA PLUS - Standard                17,739             16,888              5,155              6,429              9,458
                              =============================================================================================
   DVA PLUS - Annual Ratchet          57,982             94,980             15,199             28,082            118,396
                              =============================================================================================
   Empire DVA - Standard                   -                  -                  -                  -                  -
                              =============================================================================================
   Empire DVA - Annual Ratchet             -                  -                  -                  -                  -
                              =============================================================================================

Value per divisional unit:
   DVA PLUS - Standard                $21.91             $21.92             $18.53             $14.85             $18.03
                              =============================================================================================
   DVA PLUS - Annual Ratchet          $21.60             $21.64             $18.34             $14.71             $17.87
                              =============================================================================================
   Empire DVA - Standard                   -                  -                  -                  -                  -
                              =============================================================================================
   Empire DVA - Annual Ratchet             -                  -                  -                  -                  -
                              =============================================================================================

Total number of shares:              115,555            118,863             24,066             38,634            217,132
                              =============================================================================================

Cost of shares:                   $2,142,077         $2,847,095           $375,017           $771,155         $3,311,884
                              =============================================================================================




(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.





                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                           Statement of Assets and Liabilities (continued)

                                                          December 31, 2001



                                MANAGED GLOBAL      LIQUID ASSET     MID-CAP GROWTH     CAPITAL GROWTH            RESEARCH
                                    SERIES             SERIES            SERIES             SERIES                 SERIES
                              ------------------------------------------------------------------------------------------------

ASSETS
Investments in mutual funds
  at fair value                    $1,287,698         $1,677,785         $3,807,168        $1,283,928            $3,580,263
                              ------------------------------------------------------------------------------------------------
                              ------------------------------------------------------------------------------------------------
Total assets                        1,287,698          1,677,785          3,807,168         1,283,928             3,580,263
                              ------------------------------------------------------------------------------------------------

Net assets                         $1,287,698         $1,677,785         $3,807,168        $1,283,928            $3,580,263
                              ================================================================================================

Number of divisional units
  outstanding:
   DVA PLUS - Standard                 14,238             29,945              9,673            17,757                10,193
                              ================================================================================================
   DVA PLUS - Annual Ratchet           58,990             75,368             67,842            69,804                61,285
                              ================================================================================================
   Empire DVA - Standard                    -                  -              6,115                 -                26,086
                              ================================================================================================
   Empire DVA - Annual Ratchet              -                  -             35,892                 -                77,220
                              ================================================================================================

Value per divisional unit:
   DVA PLUS - Standard                 $17.78             $16.15             $32.20            $14.76                $20.66
                              ================================================================================================
   DVA PLUS - Annual Ratchet           $17.54             $15.84             $31.80            $14.64                $20.44
                              ================================================================================================
   Empire DVA - Standard                    -                  -             $32.20                 -                $20.66
                              ================================================================================================
   Empire DVA - Annual Ratchet              -                  -             $31.80                 -                $20.44
                              ================================================================================================

Total number of shares:               123,817          1,677,785            268,495           100,700               223,766
                              ================================================================================================

Cost of shares:                    $1,880,785         $1,677,785         $6,315,619        $1,572,270            $4,707,721
                              ================================================================================================




(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.

3


                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                           Statement of Assets and Liabilities (continued)

                                                          December 31, 2001



                                 TOTAL RETURN                               CORE BOND      DEVELOPING WORLD      INVESTORS
                                    SERIES         GROWTH SERIES              SERIES            SERIES             SERIES
                              -----------------------------------------------------------------------------------------------

ASSETS
Investments in mutual funds
  at fair value                      $4,036,615         $5,451,112           $114,648           $305,303           $146,104
                              -----------------------------------------------------------------------------------------------
                              -----------------------------------------------------------------------------------------------
Total assets                          4,036,615          5,451,112            114,648            305,303            146,104
                              -----------------------------------------------------------------------------------------------

Net assets                           $4,036,615         $5,451,112           $114,648           $305,303           $146,104
                              ===============================================================================================

Number of divisional units
  outstanding:
   DVA PLUS - Standard                   31,678             37,381              1,186              5,627              1,684
                              ===============================================================================================
   DVA PLUS - Annual Ratchet             97,467            322,263              8,471             37,459             12,057
                              ===============================================================================================
   Empire DVA - Standard                 10,379                  -                  -                  -                  -
                              ===============================================================================================
   Empire DVA - Annual Ratchet           56,403                  -                  -                  -                  -
                              ===============================================================================================

Value per divisional unit:
   DVA PLUS - Standard                   $20.78             $15.28             $11.99              $7.12             $10.66
                              ===============================================================================================
   DVA PLUS - Annual Ratchet             $20.56             $15.14             $11.86              $7.08             $10.63
                              ===============================================================================================
   Empire DVA - Standard                 $20.78                  -                  -                  -                  -
                              ===============================================================================================
   Empire DVA - Annual Ratchet           $20.56                  -                  -                  -                  -
                              ===============================================================================================

Total number of shares:                 252,600            395,021             11,730             43,000             13,915
                              ===============================================================================================

Cost of shares:                      $4,052,635         $9,484,006           $114,417           $362,031           $149,295
                              ===============================================================================================




(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.




                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                           Statement of Assets and Liabilities (continued)

                                                          December 31, 2001


                                                                     ASSET
                                GROWTH &          ALL CAP          ALLOCATION        DIVERSIFIED     LARGE CAP VALUE
                              INCOME SERIES       SERIES         GROWTH SERIES      MID-CAP SERIES        SERIES
                              ---------------------------------------------------------------------------------------

ASSETS
Investments in mutual funds
  at fair value                    $55,037        $884,454          $179,646           $115,489         $490,961
                              ---------------------------------------------------------------------------------------
                              ---------------------------------------------------------------------------------------
Total assets                        55,037         884,454           179,646            115,489          490,961
                              ---------------------------------------------------------------------------------------

Net assets                         $55,037        $884,454          $179,646           $115,489         $490,961
                              =======================================================================================

Number of divisional units
  outstanding:
   DVA PLUS - Standard               1,016           3,505                 -                  -            3,762
                              =======================================================================================
   DVA PLUS - Annual Ratchet         5,165          72,421            20,696             12,693           45,227
                              =======================================================================================
   Empire DVA - Standard                 -               -                 -                  -                -
                              =======================================================================================
   Empire DVA - Annual Ratchet           -               -                 -                  -                -
                              =======================================================================================

Value per divisional unit:
   DVA PLUS - Standard               $8.89          $11.68                 -                  -           $10.05
                              =======================================================================================
   DVA PLUS - Annual Ratchet         $8.91          $11.65             $8.68              $9.10           $10.02
                              =======================================================================================
   Empire DVA - Standard                 -               -                 -                  -                -
                              =======================================================================================
   Empire DVA - Annual Ratchet           -               -                 -                  -                -
                              =======================================================================================

Total number of shares:              6,116          76,728            20,535             12,532           48,228
                              =======================================================================================

Cost of shares:                    $56,683        $882,934          $185,916           $106,338         $475,741
                              =======================================================================================




(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.

4


                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                           Statement of Assets and Liabilities (continued)

                                                          December 31, 2001


                                      SPECIAL           INTERNET          WORLDWIDE           GROWTH
                                     SITUATIONS        TOLLKEEPER           GROWTH         OPPORTUNITIES        MAGNACAP
                                     SERIES (a)        SERIES (b)            FUND          PORTFOLIO (b)      PORTFOLIO (c)
                              -------------------------------------------------------------------------------------------------

ASSETS
Investments in mutual funds
  at fair value                        $6,526            $20,699            $17,847            $20,849            $23,912
                              -------------------------------------------------------------------------------------------------
                              -------------------------------------------------------------------------------------------------
Total assets                            6,526             20,699             17,847             20,849             23,912
                              -------------------------------------------------------------------------------------------------

Net assets                             $6,526            $20,699            $17,847            $20,849            $23,912
                              =================================================================================================

Number of divisional units
  outstanding:
   DVA PLUS - Standard                    783                  -                  -                  -                  -
                              =================================================================================================
   DVA PLUS - Annual Ratchet                -              2,717              2,541              2,676              2,556
                              =================================================================================================
   Empire DVA - Standard                    -                  -                  -                  -                  -
                              =================================================================================================
   Empire DVA - Annual Ratchet              -                  -                  -                  -                  -
                              =================================================================================================

Value per divisional unit:
   DVA PLUS - Standard                  $8.34                  -                  -                  -                  -
                              =================================================================================================
   DVA PLUS - Annual Ratchet                -              $7.62              $7.02              $7.79              $9.35
                              =================================================================================================
   Empire DVA - Standard                    -                  -                  -                  -                  -
                              =================================================================================================
   Empire DVA - Annual Ratchet              -                  -                  -                  -                  -
                              =================================================================================================

Total number of shares:                   773              2,692              2,489              3,798              2,663
                              =================================================================================================

Cost of shares:                        $6,958            $27,777            $20,900            $24,609            $24,751
                              =================================================================================================




(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.




                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                           Statement of Assets and Liabilities (continued)

                                                          December 31, 2001

                                                    SP JENNISON
                                  SMALL CAP        INTERNATIONAL          PRUDENTIAL          PIMCO HIGH       PIMCO STOCKSPLUS
                                OPPORTUNITIES         GROWTH               JENNISON           YIELD BOND      GROWTH AND INCOME
                                PORTFOLIO (D)        PORTFOLIO             PORTFOLIO           PORTFOLIO           PORTFOLIO
                              --------------------------------------------------------------------------------------------------

ASSETS
Investments in mutual funds
  at fair value                     $10,604             $77,742              $53,148            $440,112            $214,697
                              --------------------------------------------------------------------------------------------------
                              --------------------------------------------------------------------------------------------------
Total assets                         10,604              77,742               53,148             440,112             214,697
                              --------------------------------------------------------------------------------------------------

Net assets                          $10,604             $77,742              $53,148            $440,112            $214,697
                              ==================================================================================================

Number of divisional units
  outstanding:
   DVA PLUS - Standard                  466                 362                2,389               2,678               3,570
                              ==================================================================================================
   DVA PLUS - Annual Ratchet            807              14,064                6,047              40,878              17,395
                              ==================================================================================================
   Empire DVA - Standard                  -                   -                    -                   -                   -
                              ==================================================================================================
   Empire DVA - Annual Ratchet            -                   -                    -                   -                   -
                              ==================================================================================================

Value per divisional unit:
   DVA PLUS - Standard                $8.34               $5.42                $6.31              $10.16              $10.29
                              ==================================================================================================
   DVA PLUS - Annual Ratchet          $8.33               $5.39                $6.30              $10.10              $10.23
                              ==================================================================================================
   Empire DVA - Standard                  -                   -                    -                   -                   -
                              ==================================================================================================
   Empire DVA - Annual Ratchet            -                   -                    -                   -                   -
                              ==================================================================================================

Total number of shares:                 562              14,372                2,881              55,852              22,965
                              ==================================================================================================

Cost of shares:                     $10,627             $97,656              $64,534            $448,868            $290,693
                              ==================================================================================================




(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.

5


                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                           Statement of Assets and Liabilities (continued)

                                                          December 31, 2001


                                                       SELECT HIGH                             SELECT           SMITH BARNEY
                                    APPRECIATION         GROWTH          SELECT GROWTH        BALANCED          MONEY MARKET
                                      PORTFOLIO         PORTFOLIO          PORTFOLIO          PORTFOLIO          PORTFOLIO
                              --------------------------------------------------------------------------------------------------

ASSETS
Investments in mutual funds
  at fair value                      $4,232,530         $1,174,707         $2,148,827         $5,139,841          $553,852
                              --------------------------------------------------------------------------------------------------
                              --------------------------------------------------------------------------------------------------
Total assets                          4,232,530          1,174,707          2,148,827          5,139,841           553,852
                              --------------------------------------------------------------------------------------------------

Net assets                           $4,232,530         $1,174,707         $2,148,827         $5,139,841          $553,852
                              ==================================================================================================

Number of divisional units
  outstanding:
   DVA PLUS - Standard                   68,418             20,274             37,388            119,086            15,264
                              ==================================================================================================
   DVA PLUS - Annual Ratchet            178,937             75,470            143,654            284,188            28,595
                              ==================================================================================================
   Empire DVA - Standard                      -                  -                  -                  -                 -
                              ==================================================================================================
   Empire DVA - Annual Ratchet                -                  -                  -                  -                 -
                              ==================================================================================================

Value per divisional unit:
   DVA PLUS - Standard                   $17.22             $12.34             $11.94             $12.81            $12.68
                              ==================================================================================================
   DVA PLUS - Annual Ratchet             $17.07             $12.25             $11.85             $12.72            $12.60
                              ==================================================================================================
   Empire DVA - Standard                      -                  -                  -                  -                 -
                              ==================================================================================================
   Empire DVA - Annual Ratchet                -                  -                  -                  -                 -
                              ==================================================================================================

Total number of shares:                 195,408            107,002            187,045            463,065           553,122
                              ==================================================================================================

Cost of shares:                      $4,073,803         $1,307,319         $2,322,026         $5,456,093          $553,852
                              ==================================================================================================




(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.



            First Golden American Life Insurance Company of New York
                              Separate Account NY-B

                 Statement of Assets and Liabilities (continued)

                                December 31, 2001


                                SMITH BARNEY     SMITH BARNEY      SMITH BARNEY
                              LARGE CAP VALUE    INTERNATIONAL      HIGH INCOME
                                 PORTFOLIO      EQUITY PORTFOLIO     PORTFOLIO
                              -------------------------------------------------

ASSETS
Investments in mutual funds
  at fair value                  $2,096,727         $407,465          $301,886
                              -------------------------------------------------
                              -------------------------------------------------
Total assets                      2,096,727          407,465           301,886
                              -------------------------------------------------

Net assets                       $2,096,727         $407,465          $301,886
                              =================================================

Number of divisional units
  outstanding:
   DVA PLUS - Standard               35,033            6,032             7,966
                              =================================================
   DVA PLUS - Annual Ratchet         74,037           27,750            17,486
                              =================================================
   Empire DVA - Standard                  -                -                 -
                              =================================================
   Empire DVA - Annual Ratchet            -                -                 -
                              =================================================

Value per divisional unit:
   DVA PLUS - Standard               $19.35           $12.16            $11.94
                              =================================================
   DVA PLUS - Annual Ratchet         $19.16           $12.04            $11.82
                              =================================================
   Empire DVA - Standard                  -                -                 -
                              =================================================
   Empire DVA - Annual Ratchet            -                -                 -
                              =================================================

Total number of shares:             112,788           34,041            35,627
                              =================================================

Cost of shares:                  $2,223,466         $551,817          $397,811
                              =================================================




(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.



                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                       Statement of Operations

                                        For the year ended December 31, 2001, except as noted


                                            LIMITED
                                         MATURITY BOND     HARD ASSETS      REAL ESTATE        FULLY MANAGED        EQUITY INCOME
                                            DIVISION        DIVISION          DIVISION            DIVISION             DIVISION
                                         -----------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
    Dividends                                $32,141       $     -              $5,248             $30,530              $16,323
                                         -----------------------------------------------------------------------------------------
Total investment income                       32,141             -               5,248              30,530               16,323

Expenses:
    Mortality and expense risk and
     other charges                             9,166           365               3,293              14,392               11,363
    Annual administrative charges                148            14                  62                 215                  281
    Contingent deferred sales charges          1,015             -                 397                 289                  381
                                         -----------------------------------------------------------------------------------------
Total expenses                                10,329           379               3,752              14,896               12,025
                                         -----------------------------------------------------------------------------------------
Net investment income (loss)                  21,812          (379)              1,496              15,634                4,298

REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
Net realized gain (loss) on
 investments                                  29,426            58               7,695              19,715              (21,638)
Capital gains distributions                        -             -               1,875              19,605               18,569
                                         -----------------------------------------------------------------------------------------
Total realized gain (loss) on
 investments and capital gains
 distributions                                29,426            58               9,570              39,320               (3,069)

Net unrealized appreciation
 (depreciation) of investments                (5,990)       (3,139)             (8,632)             22,196                3,547
                                         -----------------------------------------------------------------------------------------

Net increase (decrease) in net assets
 resulting from operations                   $45,248       $(3,460)             $2,434             $77,150               $4,776
                                         =========================================================================================



(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.

7


                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statement of Operations (continued)

                                        For the year ended December 31, 2001, except as noted


                                           CAPITAL              RISING             EMERGING                             STRATEGIC
                                        APPRECIATION          DIVIDENDS             MARKETS         VALUE EQUITY          EQUITY
                                          DIVISION             DIVISION            DIVISION           DIVISION           DIVISION
                                       --------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
    Dividends                             $   1,207          $   7,618            $    529            $  3,043          $       -
                                       --------------------------------------------------------------------------------------------
Total investment income                       1,207              7,618                 529               3,043                  -

Expenses:
    Mortality and expense risk and
     other charges                           23,466             36,590                 804               4,672              8,940
    Annual administrative charges               413                743                  41                 124                226
    Contingent deferred sales charges         3,610              5,642                 493                 380              1,693
                                       --------------------------------------------------------------------------------------------
Total expenses                               27,489             42,975               1,338               5,176             10,859
                                       --------------------------------------------------------------------------------------------
Net investment income (loss)                (26,282)           (35,357)               (809)             (2,133)           (10,859)

REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
Net realized gain (loss) on
 investments                                (68,188)           (29,782)            (66,077)              1,998            (99,456)
Capital gains distributions                       -             28,547                   -               4,505                753
                                       --------------------------------------------------------------------------------------------
Total realized gain (loss) on
 investments and capital gains
 distributions                              (68,188)            (1,235)            (66,077)              6,503            (98,703)

Net unrealized appreciation
 (depreciation) of investments             (183,811)          (367,728)             61,023             (16,740)           (95,312)
                                       --------------------------------------------------------------------------------------------

Net increase (decrease) in net assets
 resulting from operations                $(278,281)         $(404,320)           $ (5,863)           $(12,370)         $(204,874)
                                       ============================================================================================



(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.




                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statement of Operations (continued)

                                        For the year ended December 31, 2001, except as noted


                                                                                                        MID-CAP
                                             SMALL CAP       MANAGED GLOBAL       LIQUID ASSET           GROWTH       CAPITAL GROWTH
                                             DIVISION           DIVISION            DIVISION            DIVISION          DIVISION
                                       ---------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
    Dividends                               $   2,637           $   1,549            $47,588         $    15,340         $       -
                                       ---------------------------------------------------------------------------------------------
Total investment income                         2,637               1,549             47,588              15,340                 -

Expenses:
    Mortality and expense risk and
     other charges                             30,144              19,356             18,204              64,243            17,652
    Annual administrative charges                 638                 487                288               2,253               476
    Contingent deferred sales charges           1,031               1,652             11,594              14,805             1,113
                                       ---------------------------------------------------------------------------------------------
Total expenses                                 31,813              21,495             30,086              81,301            19,241
                                       ---------------------------------------------------------------------------------------------
Net investment income (loss)                  (29,176)            (19,946)            17,502             (65,961)          (19,241)

REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
Net realized gain (loss) on
 investments                                 (317,804)            (60,912)                 -            (392,046)          (79,003)
Capital gains distributions                         -                   -                  -               5,220                 -
                                       ---------------------------------------------------------------------------------------------
Total realized gain (loss) on
 investments and capital gains
 distributions                               (317,804)            (60,912)                 -            (386,826)          (79,003)

Net unrealized appreciation
 (depreciation) of investments                278,804            (134,373)                 -          (1,035,417)         (117,406)
                                       ---------------------------------------------------------------------------------------------

Net increase (decrease) in net assets
 resulting from operations                  $ (68,176)          $(215,231)           $17,502         $(1,488,204)        $(215,650)
                                       =============================================================================================



(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.

8


                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statement of Operations (continued)

                                        For the year ended December 31, 2001, except as noted



                                               RESEARCH        TOTAL RETURN           GROWTH         CORE BOND          DEVELOPING
                                               DIVISION          DIVISION            DIVISION         DIVISION      WORLD DIVISION
                                       --------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
    Dividends                              $     4,593           $174,036         $         -          $  267            $  3,328
                                       --------------------------------------------------------------------------------------------
Total investment income                          4,593            174,036                   -             267               3,328

Expenses:
    Mortality and expense risk and
     other charges                              58,958             53,910              93,725           1,597               3,452
    Annual administrative charges                2,615              1,765               2,327              13                 120
    Contingent deferred sales charges           11,039              6,961              10,267               -                 152
                                       --------------------------------------------------------------------------------------------
Total expenses                                  72,612             62,636             106,319           1,610               3,724
                                       --------------------------------------------------------------------------------------------
Net investment income (loss)                   (68,019)           111,400            (106,319)         (1,343)               (396)

REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
Net realized gain (loss) on
 investments                                  (203,688)            (4,334)           (311,180)         (4,068)            (16,691)
Capital gains distributions                     92,748             85,140                   -             274                 460
                                       --------------------------------------------------------------------------------------------
Total realized gain (loss) on
 investments and capital gains
 distributions                                (110,940)            80,806            (311,180)         (3,794)            (16,231)

Net unrealized appreciation
 (depreciation) of investments              (1,043,572)          (242,030)         (2,384,246)          5,770                (195)
                                       --------------------------------------------------------------------------------------------

Net increase (decrease) in net assets
 resulting from operations                 $(1,222,531)          $(49,824)        $(2,801,745)         $  633            $(16,822)
                                       ============================================================================================



(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.




                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statement of Operations (continued)

                                        For the year ended December 31, 2001, except as noted


                                                              GROWTH                                 ASSET             DIVERSIFIED
                                          INVESTORS          & INCOME            ALL CAP           ALLOCATION             MID-CAP
                                           DIVISION          DIVISION            DIVISION        GROWTH DIVISION         DIVISION
                                       --------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
    Dividends                              $ 1,151          $   362             $  8,878             $ 1,556              $   291
                                       --------------------------------------------------------------------------------------------
Total investment income                      1,151              362                8,878               1,556                  291

Expenses:
    Mortality and expense risk and
     other charges                           1,803              575               11,379               1,482                  612
    Annual administrative charges               16               10                  113                   -                    3
    Contingent deferred sales charges          228                -                1,000                   -                    -
                                       --------------------------------------------------------------------------------------------
Total expenses                               2,047              585               12,492               1,482                  615
                                       --------------------------------------------------------------------------------------------
Net investment income (loss)                  (896)            (223)              (3,614)                 74                 (324)

REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
Net realized gain (loss) on
 investments                                (6,276)            (981)             (31,618)               (682)              (4,255)
Capital gains distributions                      1                -                1,378                   -                    -
                                       --------------------------------------------------------------------------------------------
Total realized gain (loss) on
 investments and capital gains
 distributions                              (6,275)            (981)             (30,240)               (682)              (4,255)

Net unrealized appreciation
 (depreciation) of investments              (2,414)          (1,634)               7,307              (6,307)               9,089
                                       --------------------------------------------------------------------------------------------

Net increase (decrease) in net assets
 resulting from operations                 $(9,585)         $(2,838)            $(26,547)            $(6,915)             $ 4,510
                                       ============================================================================================



(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.

9


                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statement of Operations (continued)

                                        For the year ended December 31, 2001, except as noted


                                                                SPECIAL            INTERNET          WORLDWIDE           GROWTH
                                          LARGE CAP            SITUATION          TOLLKEEPER          GROWTH          OPPORTUNITIES
                                        VALUE DIVISION         DIVISION (a)       DIVISION (b)       DIVISION          DIVISION (b)
                                       ---------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
    Dividends                                $   778              $  17            $     -           $     -             $     -
                                       ---------------------------------------------------------------------------------------------
Total investment income                          778                 17                  -                 -                   -

Expenses:
    Mortality and expense risk and
     other charges                             3,771                 55                183               247                 163
    Annual administrative charges                 46                  -                  -                 -                   -
    Contingent deferred sales charges          1,076                  -                  -                 -                   -
                                       ---------------------------------------------------------------------------------------------
Total expenses                                 4,893                 55                183               247                 163
                                       ---------------------------------------------------------------------------------------------
Net investment income (loss)                  (4,115)               (38)              (183)             (247)               (163)

REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
Net realized gain (loss) on
 investments                                 (18,446)                (4)                94            (2,959)                (28)
Capital gains distributions                        -                  -                  -                 -                   -
                                       ---------------------------------------------------------------------------------------------
Total realized gain (loss) on
 investments and capital gains
 distributions                               (18,446)                (4)                94            (2,959)                (28)

Net unrealized appreciation
 (depreciation) of investments                16,551               (432)            (7,078)             (917)             (3,760)
                                       ---------------------------------------------------------------------------------------------

Net increase (decrease) in net assets
 resulting from operations                   $(6,010)             $(474)           $(7,167)          $(4,123)            $(3,951)
                                       =============================================================================================



(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.




                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statement of Operations (continued)

                                        For the year ended December 31, 2001, except as noted

                                                                               SP JENNISON
                                                             SMALL CAP        INTERNATIONAL         PRUDENTIAL        PIMCO HIGH
                                           MAGNACAP        OPPORTUNITIES          GROWTH             JENNISON         YIELD BOND
                                          DIVISION (c)      DIVISION (D)         DIVISION            DIVISION          DIVISION
                                       --------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
    Dividends                                 $ 142            $   -          $      110         $        -             $14,277
                                       --------------------------------------------------------------------------------------------
Total investment income                         142                -                 110                  -              14,277

Expenses:
    Mortality and expense risk and
     other charges                              182                5                 725                558               2,507
    Annual administrative charges                 -                -                   2                 23                  84
    Contingent deferred sales charges             -                -                   -                  -                   -
                                       --------------------------------------------------------------------------------------------
Total expenses                                  182                5                 727                581               2,591
                                       --------------------------------------------------------------------------------------------
Net investment income (loss)                    (40)              (5)               (617)              (581)             11,686

REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
Net realized gain (loss) on
 investments                                     (9)               -                (313)              (302)             (9,140)
Capital gains distributions                       -                -                   -                420                   -
                                       --------------------------------------------------------------------------------------------
Total realized gain (loss) on
 investments and capital gains
 distributions                                   (9)               -                (313)               118              (9,140)

Net unrealized appreciation
 (depreciation) of investments                 (839)             (23)            (19,689)            (5,836)             (2,837)
                                       --------------------------------------------------------------------------------------------

Net increase (decrease) in net assets
 resulting from operations                    $(888)            $(28)           $(20,619)           $(6,299)          $    (291)
                                       ============================================================================================



(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.

10


                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statement of Operations (continued)

                                        For the year ended December 31, 2001, except as noted


                                            PIMCO STOCKSPLUS                            SELECT HIGH
                                            GROWTH AND INCOME       APPRECIATION           GROWTH        SELECT GROWTH
                                                DIVISION              DIVISION            DIVISION          DIVISION
                                       -------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
    Dividends                                 $  9,481              $  50,027           $  67,030          $       -
                                       -------------------------------------------------------------------------------
Total investment income                          9,481                 50,027              67,030                  -

Expenses:
    Mortality and expense risk and
     other charges                               3,119                 62,065              18,540             31,981
    Annual administrative charges                   91                  3,706               1,687              2,284
    Contingent deferred sales charges                -                 17,175               7,202              3,676
                                       -------------------------------------------------------------------------------
Total expenses                                   3,210                 82,946              27,429             37,941
                                       -------------------------------------------------------------------------------
Net investment income (loss)                     6,271                (32,919)             39,601            (37,941)

REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
Net realized gain (loss) on
 investments                                   (12,522)                24,060             (14,569)           (11,083)
Capital gains distributions                          -                      -              62,040                  -
                                       -------------------------------------------------------------------------------
Total realized gain (loss) on
 investments and capital gains
 distributions                                 (12,522)                24,060              47,471            (11,083)

Net unrealized appreciation
 (depreciation) of investments                 (24,553)              (272,782)           (310,568)          (242,064)
                                       -------------------------------------------------------------------------------

Net increase (decrease) in net assets
 resulting from operations                    $(30,804)             $(281,641)          $(223,496)         $(291,088)
                                       ===============================================================================



(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.




                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statement of Operations (continued)

                                        For the year ended December 31, 2001, except as noted


                                                                     SELECT                            SMITH BARNEY
                                            SELECT BALANCED       CONSERVATIVE      SELECT INCOME      MONEY MARKET
                                                DIVISION            DIVISION           DIVISION          DIVISION
                                       --------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
    Dividends                                   $ 191,540            $ 103,129          $ 34,213            $17,705
                                       --------------------------------------------------------------------------------
Total investment income                           191,540              103,129            34,213             17,705

Expenses:
    Mortality and expense risk and
     other charges                                 67,212                6,330             1,673              6,689
    Annual administrative charges                   2,137                  225                23                240
    Contingent deferred sales charges               5,632                  784                35             19,590
                                       --------------------------------------------------------------------------------
Total expenses                                     74,981                7,339             1,731             26,519
                                       --------------------------------------------------------------------------------
Net investment income (loss)                      116,559               95,790            32,482             (8,814)

REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
Net realized gain (loss) on
 investments                                      (18,590)            (103,662)          (45,201)                 -
Capital gains distributions                       158,065               10,639                 -                  -
                                       --------------------------------------------------------------------------------
Total realized gain (loss) on
 investments and capital gains
 distributions                                    139,475              (93,023)          (45,201)                 -

Net unrealized appreciation
 (depreciation) of investments                   (423,538)              18,857            18,803                  -
                                       --------------------------------------------------------------------------------

Net increase (decrease) in net assets
 resulting from operations                      $(167,504)           $  21,624          $  6,084            $(8,814)
                                       ================================================================================



(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.

11


            First Golden American Life Insurance Company of New York
                              Separate Account NY-B

                       Statement of Operations (continued)

              For the year ended December 31, 2001, except as noted


                                           SMITH BARNEY        SMITH BARNEY       SMITH BARNEY
                                         LARGE CAP VALUE       INTERNATIONAL       HIGH INCOME
                                             DIVISION         EQUITY DIVISION        DIVISION
                                       -------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
    Dividends                                $  30,624           $       -           $ 34,017
                                       -------------------------------------------------------
Total investment income                         30,624                   -             34,017

Expenses:
    Mortality and expense risk and
     other charges                              30,607               6,652              4,069
    Annual administrative charges                1,272                 397                191
    Contingent deferred sales charges            2,704               1,723                734
                                       -------------------------------------------------------
Total expenses                                  34,583               8,772              4,994
                                       -------------------------------------------------------
Net investment income (loss)                    (3,959)             (8,772)            29,023

REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
Net realized gain (loss) on
 investments                                   (24,426)             (2,291)           (11,813)
Capital gains distributions                     78,695                   -                  -
                                       -------------------------------------------------------
Total realized gain (loss) on
 investments and capital gains
 distributions                                  54,269              (2,291)           (11,813)

Net unrealized appreciation
 (depreciation) of investments                (286,568)           (192,077)           (31,402)
                                       -------------------------------------------------------

Net increase (decrease) in net assets
 resulting from operations                   $(236,258)          $(203,140)          $(14,192)
                                       =======================================================



(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.



                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statements of Changes in Net Assets

                                   For the years ended December 31, 2001 and 2000, except as noted

                                           LIMITED
                                           MATURITY                                                               FULLY
                                             BOND         HARD ASSETS     ALL-GROWTH        REAL ESTATE          MANAGED
                                           DIVISION         DIVISION       DIVISION           DIVISION           DIVISION
                                      -------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2000              $237,962         $ 9,108       $ 163,552          $ 40,071          $  538,639

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)              36,733             (97)         82,870             8,533              78,740
   Net realized gain (loss) on
    investments                               3,318             (64)        (31,182)           (1,125)             (1,922)
   Net unrealized appreciation
    (depreciation) of investments            (9,941)           (252)        (49,253)           15,059              76,490
                                      -------------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations         30,110            (413)          2,435            22,467             153,308

Changes from principal transactions:
   Purchase payments                        181,119           5,565               2           114,467             165,175
   Contract distributions and
    terminations                             (3,301)           (176)            (39)           (2,167)            (17,766)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                               239,662           3,972        (165,950)           66,553             126,170
                                      -------------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                            417,480           9,361        (165,987)          178,853             273,579
                                      -------------------------------------------------------------------------------------------
Total increase (decrease)                   447,590           8,948        (163,552)          201,320             426,887
                                      -------------------------------------------------------------------------------------------
Net assets at December 31, 2000             685,552          18,056               -           241,391             965,526

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)              21,812            (379)              -             1,496              15,634
   Net realized gain (loss) on
    investments and capital gains
    distributions                            29,426              58               -             9,570              39,320
   Net unrealized appreciation
    (depreciation) of investments            (5,990)         (3,139)              -            (8,632)             22,196
                                      -------------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations         45,248          (3,460)              -             2,434              77,150

Changes from principal transactions:
   Purchase payments                         89,964          13,191               -            46,796             117,013
   Contract distributions and
    terminations                            (30,153)           (271)              -           (22,092)            (36,581)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                46,935          (1,339)              -          (120,184)             85,391
                                      -------------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                            106,746          11,581               -           (95,480)            165,823
                                      -------------------------------------------------------------------------------------------
Total increase (decrease)                   151,994           8,121               -           (93,046)            242,973
                                      -------------------------------------------------------------------------------------------
NET ASSETS AT DECEMBER 31, 2001            $837,546         $26,177       $       -          $148,345          $1,208,499
                                      ===========================================================================================

(a)  Commencement of operations May 11, 2000.                      (g)  Commencement of operations October 3, 2000.
(b)  Commencement of operations May 25, 2000.                      (h)  Commencement of operations November 14, 2000.
(c)  Commencement of operations June 21, 2000.                     (i)  Commencement of operations December 18, 2000.
(d)  Commencement of operations July 25, 2000.                     (j)  Commencement of operations May 1, 2001.
(e)  Commencement of operations September 20, 2000.                (k)  Commencement of operations May 4, 2001.
(f)  Commencement of operations September 29, 2000.                (l)  Commencement of operations December 18, 2001.

SEE ACCOMPANYING NOTES.


12

                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statements of Changes in Net Assets

                                   For the years ended December 31, 2001 and 2000, except as noted


                                             EQUITY          CAPITAL            RISING          EMERGING
                                             INCOME        APPRECIATION       DIVIDENDS          MARKETS       VALUE EQUITY
                                            DIVISION         DIVISION          DIVISION         DIVISION         DIVISION
                                      --------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2000             $  620,495       $  811,347        $2,405,727        $ 70,978          $381,841

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)               43,828           42,098            50,778          (2,343)             (572)
   Net realized gain (loss) on
    investments                              (46,121)           3,759            23,938            (527)          (18,665)
   Net unrealized appreciation
    (depreciation) of investments             66,579         (358,140)         (201,326)        (76,094)           27,554
                                      --------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations          64,286         (312,283)         (126,610)        (78,964)            8,317

Changes from principal transactions:
   Purchase payments                         131,989        1,106,215           809,639         132,933            41,773
   Contract distributions and
    terminations                            (108,867)         (52,218)         (131,095)         (9,197)          (34,788)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                 43,915          177,745            54,342          49,919           (80,560)
                                      --------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                              67,037        1,231,742           732,886         173,655           (73,575)
                                      --------------------------------------------------------------------------------------
Total increase (decrease)                    131,323          919,459           606,276          94,691           (65,258)
                                      --------------------------------------------------------------------------------------
Net assets at December 31, 2000              751,818        1,730,806         3,012,003         165,669           316,583

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)                4,298          (26,282)          (35,357)           (809)           (2,133)
   Net realized gain (loss) on
    investments and capital gains
    distributions                             (3,069)         (68,188)           (1,235)        (66,077)            6,503
   Net unrealized appreciation
    (depreciation) of investments              3,547         (183,811)         (367,728)         61,023           (16,740)
                                      --------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations           4,776         (278,281)         (404,320)         (5,863)          (12,370)

Changes from principal transactions:
   Purchase payments                         127,436          251,771           153,333          10,919            25,777
   Contract distributions and
    terminations                             (28,320)         (88,452)         (162,323)         (9,712)          (33,511)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                146,020           25,033          (172,811)       (161,013)           77,746
                                      --------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                             245,136          188,352          (181,801)       (159,806)           70,012
                                      --------------------------------------------------------------------------------------
Total increase (decrease)                    249,912          (89,929)         (586,121)       (165,669)           57,642
                                      --------------------------------------------------------------------------------------
NET ASSETS AT DECEMBER 31, 2001           $1,001,730       $1,640,877        $2,425,882        $      -          $374,225
                                      ======================================================================================


(a)  Commencement of operations May 11, 2000.                      (g)  Commencement of operations October 3, 2000.
(b)  Commencement of operations May 25, 2000.                      (h)  Commencement of operations November 14, 2000.
(c)  Commencement of operations June 21, 2000.                     (i)  Commencement of operations December 18, 2000.
(d)  Commencement of operations July 25, 2000.                     (j)  Commencement of operations May 1, 2001.
(e)  Commencement of operations September 20, 2000.                (k)  Commencement of operations May 4, 2001.
(f)  Commencement of operations September 29, 2000.                (l)  Commencement of operations December 18, 2001.

SEE ACCOMPANYING NOTES.




                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statements of Changes in Net Assets

                                   For the years ended December 31, 2001 and 2000, except as noted


                                           STRATEGIC                           MANAGED                              MID-CAP
                                             EQUITY         SMALL CAP           GLOBAL          LIQUID ASSET        GROWTH
                                            DIVISION         DIVISION          DIVISION           DIVISION         DIVISION
                                      ------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2000              $ 376,096       $ 1,220,774        $  983,600         $  502,868       $ 2,361,168

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)               21,907           813,374           415,112             20,464         1,996,463
   Net realized gain (loss) on
    investments                               59,260            64,356            35,298                  -           219,581
   Net unrealized appreciation
    (depreciation) of investments           (267,742)       (1,479,186)         (694,686)                 -        (2,198,889)
                                      ------------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations        (186,575)         (601,456)         (244,276)            20,464            17,155

Changes from principal transactions:
   Purchase payments                         558,750         1,169,009           518,699            599,793         1,999,718
   Contract distributions and
    terminations                              (3,726)          (66,599)          (72,916)          (116,594)         (282,075)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                 52,027           377,563           295,267             57,163         1,311,826
                                      ------------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                             607,051         1,479,973           741,050            540,362         3,029,469
                                      ------------------------------------------------------------------------------------------
Total increase (decrease)                    420,476           878,517           496,774            560,826         3,046,624
                                      ------------------------------------------------------------------------------------------
Net assets at December 31, 2000              796,572         2,099,291         1,480,374          1,063,694         5,407,792

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)              (10,859)          (29,176)          (19,946)            17,502           (65,961)
   Net realized gain (loss) on
    investments and capital gains
    distributions                            (98,703)         (317,804)          (60,912)                 -          (386,826)
   Net unrealized appreciation
    (depreciation) of investments            (95,312)          278,804          (134,373)                 -        (1,035,417)
                                      ------------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations        (204,874)          (68,176)         (215,231)            17,502        (1,488,204)

Changes from principal transactions:
   Purchase payments                           7,391           116,278            71,007            318,452           306,602
   Contract distributions and
    terminations                             (37,932)          (72,214)          (59,135)          (312,634)         (366,914)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                (52,742)          211,163            10,683            590,771           (52,108)
                                      ------------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                             (83,283)          255,227            22,555            596,589          (112,420)
                                      ------------------------------------------------------------------------------------------
Total increase (decrease)                   (288,157)          187,051          (192,676)           614,091        (1,600,624)
                                      ------------------------------------------------------------------------------------------
NET ASSETS AT DECEMBER 31, 2001            $ 508,415       $ 2,286,342        $1,287,698         $1,677,785       $ 3,807,168
                                      ==========================================================================================


(a)  Commencement of operations May 11, 2000.                      (g)  Commencement of operations October 3, 2000.
(b)  Commencement of operations May 25, 2000.                      (h)  Commencement of operations November 14, 2000.
(c)  Commencement of operations June 21, 2000.                     (i)  Commencement of operations December 18, 2000.
(d)  Commencement of operations July 25, 2000.                     (j)  Commencement of operations May 1, 2001.
(e)  Commencement of operations September 20, 2000.                (k)  Commencement of operations May 4, 2001.
(f)  Commencement of operations September 29, 2000.                (l)  Commencement of operations December 18, 2001.

SEE ACCOMPANYING NOTES.


13

                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statements of Changes in Net Assets

                                   For the years ended December 31, 2001 and 2000, except as noted


                                           CAPITAL
                                           GROWTH           RESEARCH       TOTAL RETURN         GROWTH         CORE BOND
                                          DIVISION          DIVISION         DIVISION          DIVISION         DIVISION
                                      --------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2000            $1,329,879       $ 4,366,418       $2,817,746       $ 6,448,964        $ 35,899

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)              22,249           488,373          236,659           483,933           5,771
   Net realized gain (loss) on
    investments                              (1,156)           74,873          (10,808)          231,979             (78)
   Net unrealized appreciation
    (depreciation) of investments          (305,402)         (907,288)         248,990        (3,366,236)         (4,031)
                                      --------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations       (284,309)         (344,042)         474,841        (2,650,324)          1,662

Changes from principal transactions:
   Purchase payments                        395,978           658,866          356,142         4,163,150          61,537
   Contract distributions and
    terminations                            (97,807)          (91,204)         (71,718)         (250,377)              -
   Transfer payments from (to)
    Fixed Account and other
    Divisions                               (52,789)          537,639          191,756           728,586          23,962
                                      --------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                            245,382         1,105,301          476,180         4,641,359          85,499
                                      --------------------------------------------------------------------------------------
Total increase (decrease)                   (38,927)          761,259          951,021         1,991,035          87,161
                                      --------------------------------------------------------------------------------------
Net assets at December 31, 2000           1,290,952         5,127,677        3,768,767         8,439,999         123,060

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)             (19,241)          (68,019)         111,400          (106,319)         (1,343)
   Net realized gain (loss) on
    investments and capital gains
    distributions                           (79,003)         (110,940)          80,806          (311,180)         (3,794)
   Net unrealized appreciation
    (depreciation) of investments          (117,406)       (1,043,572)        (242,030)       (2,384,246)          5,770
                                      --------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations       (215,650)       (1,222,531)         (49,824)       (2,801,745)            633

Changes from principal transactions:
   Purchase payments                        237,136           130,558          264,981           161,174           5,655
   Contract distributions and
    terminations                            (62,502)         (284,712)        (219,800)         (244,864)           (101)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                33,992          (170,729)         272,491          (103,452)        (14,599)
                                      --------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                            208,626          (324,883)         317,672          (187,142)         (9,045)
                                      --------------------------------------------------------------------------------------
Total increase (decrease)                    (7,024)       (1,547,414)         267,848        (2,988,887)         (8,412)
                                      --------------------------------------------------------------------------------------
NET ASSETS AT DECEMBER 31, 2001          $1,283,928       $ 3,580,263       $4,036,615       $ 5,451,112        $114,648
                                      ======================================================================================


(a)  Commencement of operations May 11, 2000.                      (g)  Commencement of operations October 3, 2000.
(b)  Commencement of operations May 25, 2000.                      (h)  Commencement of operations November 14, 2000.
(c)  Commencement of operations June 21, 2000.                     (i)  Commencement of operations December 18, 2000.
(d)  Commencement of operations July 25, 2000.                     (j)  Commencement of operations May 1, 2001.
(e)  Commencement of operations September 20, 2000.                (k)  Commencement of operations May 4, 2001.
(f)  Commencement of operations September 29, 2000.                (l)  Commencement of operations December 18, 2001.

SEE ACCOMPANYING NOTES.




                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statements of Changes in Net Assets

                                   For the years ended December 31, 2001 and 2000, except as noted


                                         DEVELOPING                               GROWTH &                         ALLOCATION
                                           WORLD             INVESTORS             INCOME           ALL CAP          GROWTH
                                          DIVISION          DIVISION (e)         DIVISION(g)      DIVISION (a)     DIVISION (i)
                                      -----------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2000             $153,417           $      -            $     -          $      -         $      -

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)             (1,104)             2,082                 (9)           11,386               22
   Net realized gain (loss) on
    investments                             (1,532)                 3                  -             3,501                -
   Net unrealized appreciation
    (depreciation) of investments          (67,634)              (776)               (12)           (5,786)              37
                                      -----------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations       (70,270)             1,309                (21)            9,101               59

Changes from principal transactions:
   Purchase payments                        98,466             81,929              3,997           465,548           33,485
   Contract distributions and
    terminations                                 -             (2,224)                 -            (9,301)               -
   Transfer payments from (to)
    Fixed Account and other
    Divisions                              (26,368)             1,500                  -           136,940                -
                                      -----------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                            72,098             81,205              3,997           593,187           33,485
                                      -----------------------------------------------------------------------------------------
Total increase (decrease)                    1,828             82,514              3,976           602,288           33,544
                                      -----------------------------------------------------------------------------------------
Net assets at December 31, 2000            155,245             82,514              3,976           602,288           33,544

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)               (396)              (896)              (223)           (3,614)              74
   Net realized gain (loss) on
    investments and capital gains
    distributions                          (16,231)            (6,275)              (981)          (30,240)            (682)
   Net unrealized appreciation
    (depreciation) of investments             (195)            (2,414)            (1,634)            7,307           (6,307)
                                      -----------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations       (16,822)            (9,585)            (2,838)          (26,547)          (6,915)

Changes from principal transactions:
   Purchase payments                         6,561             53,677             49,017           322,585          160,481
   Contract distributions and
    terminations                            (8,875)            (6,266)                 -           (45,052)          (7,464)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                              169,194             25,764              4,882            31,180                -
                                      -----------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                           166,880             73,175             53,899           308,713          153,017
                                      -----------------------------------------------------------------------------------------
Total increase (decrease)                  150,058             63,590             51,061           282,166          146,102
                                      -----------------------------------------------------------------------------------------
NET ASSETS AT DECEMBER 31, 2001           $305,303           $146,104            $55,037          $884,454         $179,646
                                      =========================================================================================


(a)  Commencement of operations May 11, 2000.                      (g)  Commencement of operations October 3, 2000.
(b)  Commencement of operations May 25, 2000.                      (h)  Commencement of operations November 14, 2000.
(c)  Commencement of operations June 21, 2000.                     (i)  Commencement of operations December 18, 2000.
(d)  Commencement of operations July 25, 2000.                     (j)  Commencement of operations May 1, 2001.
(e)  Commencement of operations September 20, 2000.                (k)  Commencement of operations May 4, 2001.
(f)  Commencement of operations September 29, 2000.                (l)  Commencement of operations December 18, 2001.

SEE ACCOMPANYING NOTES.


14

                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statements of Changes in Net Assets

                                   For the years ended December 31, 2001 and 2000, except as noted


                                            DIVERSIFIED       LARGE CAP          SPECIAL           INTERNET        WORLDWIDE
                                              MID-CAP           VALUE           SITUATIONS        TOLLKEEPER         GROWTH
                                             DIVISION (h)     DIVISION (c)      DIVISION (f)      DIVISION (j)     DIVISION (b)
                                      -----------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2000                $      -         $      -          $    -            $     -           $     -

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)                     2              615               -                  -               (46)
   Net realized gain (loss) on
    investments                                     -             (988)              -                  -               (16)
   Net unrealized appreciation
    (depreciation) of investments                  63           (1,331)              -                  -            (2,136)
                                      -----------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations               65           (1,704)              -                  -            (2,198)

Changes from principal transactions:
   Purchase payments                            2,500          111,441               -                  -                 9
   Contract distributions and
    terminations                                    -           (1,991)              -                  -              (110)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                      (1)          11,799               -                  -            21,637
                                      -----------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                                2,499          121,249               -                  -            21,536
                                      -----------------------------------------------------------------------------------------
Total increase (decrease)                       2,564          119,545               -                  -            19,338
                                      -----------------------------------------------------------------------------------------
Net assets at December 31, 2000                 2,564          119,545               -                  -            19,338

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)                  (324)          (4,115)            (38)              (183)             (247)
   Net realized gain (loss) on
    investments and capital gains
    distributions                              (4,255)         (18,446)             (4)                94            (2,959)
   Net unrealized appreciation
    (depreciation) of investments               9,089           16,551            (432)            (7,078)             (917)
                                      -----------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations            4,510           (6,010)           (474)            (7,167)           (4,123)

Changes from principal transactions:
   Purchase payments                           47,199          146,606           7,000             28,033                 2
   Contract distributions and
    terminations                                    -          (18,718)              -               (167)              (69)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                  61,216          249,538               -                  -             2,699
                                      -----------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                              108,415          377,426           7,000             27,866             2,632
                                      -----------------------------------------------------------------------------------------
Total increase (decrease)                     112,925          371,416           6,526             20,699            (1,491)
                                      -----------------------------------------------------------------------------------------
NET ASSETS AT DECEMBER 31, 2001              $115,489         $490,961          $6,526            $20,699           $17,847
                                      =========================================================================================


(a)  Commencement of operations May 11, 2000.                      (g)  Commencement of operations October 3, 2000.
(b)  Commencement of operations May 25, 2000.                      (h)  Commencement of operations November 14, 2000.
(c)  Commencement of operations June 21, 2000.                     (i)  Commencement of operations December 18, 2000.
(d)  Commencement of operations July 25, 2000.                     (j)  Commencement of operations May 1, 2001.
(e)  Commencement of operations September 20, 2000.                (k)  Commencement of operations May 4, 2001.
(f)  Commencement of operations September 29, 2000.                (l)  Commencement of operations December 18, 2001.

SEE ACCOMPANYING NOTES.




                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statements of Changes in Net Assets

                                   For the years ended December 31, 2001 and 2000, except as noted

                                                                                                  SP JENNISON
                                            GROWTH                            SMALL CAP          INTERNATIONAL      PRUDENTIAL
                                        OPPORTUNITIES        MAGNACAP       OPPORTUNITIES            GROWTH          JENNISON
                                         DIVISION (J)      DIVISION (K)      DIVISION (L)         DIVISION (H)      DIVISION (D)
                                      -----------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2000                $     -            $     -           $     -         $      -           $     -

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)                    -                  -                 -               (7)            1,839
   Net realized gain (loss) on
    investments                                    -                  -                 -                -                 3
   Net unrealized appreciation
    (depreciation) of investments                  -                  -                 -             (225)           (5,550)
                                      -----------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations               -                  -                 -             (232)           (3,708)

Changes from principal transactions:
   Purchase payments                               -                  -                 -            7,494            19,166
   Contract distributions and
    terminations                                   -                  -                 -                -                 -
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                      -                  -                 -                -                 -
                                      -----------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                                   -                  -                 -            7,494            19,166
                                      -----------------------------------------------------------------------------------------
Total increase (decrease)                          -                  -                 -            7,262            15,458
                                      -----------------------------------------------------------------------------------------
Net assets at December 31, 2000                    -                  -                 -            7,262            15,458

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)                 (163)               (40)               (5)            (617)             (581)
   Net realized gain (loss) on
    investments and capital gains
    distributions                                (28)                (9)                -             (313)              118
   Net unrealized appreciation
    (depreciation) of investments             (3,760)              (839)              (23)         (19,689)           (5,836)
                                      -----------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations          (3,951)              (888)              (28)         (20,619)           (6,299)

Changes from principal transactions:
   Purchase payments                          24,800             24,800             3,843           85,016            40,656
   Contract distributions and
    terminations                                   -                  -                 -                -                 -
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                      -                  -             6,789            6,083             3,333
                                      -----------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                              24,800             24,800            10,632           91,099            43,989
                                      -----------------------------------------------------------------------------------------
Total increase (decrease)                     20,849             23,912            10,604           70,480            37,690
                                      -----------------------------------------------------------------------------------------
NET ASSETS AT DECEMBER 31, 2001              $20,849            $23,912           $10,604         $ 77,742           $53,148
                                      =========================================================================================


(a)  Commencement of operations May 11, 2000.                      (g)  Commencement of operations October 3, 2000.
(b)  Commencement of operations May 25, 2000.                      (h)  Commencement of operations November 14, 2000.
(c)  Commencement of operations June 21, 2000.                     (i)  Commencement of operations December 18, 2000.
(d)  Commencement of operations July 25, 2000.                     (j)  Commencement of operations May 1, 2001.
(e)  Commencement of operations September 20, 2000.                (k)  Commencement of operations May 4, 2001.
(f)  Commencement of operations September 29, 2000.                (l)  Commencement of operations December 18, 2001.

SEE ACCOMPANYING NOTES.


15

                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statements of Changes in Net Assets

                                   For the years ended December 31, 2001 and 2000, except as noted

                                                            PIMCO STOCKSPLUS
                                            PIMCO HIGH          GROWTH &                            SELECT HIGH       SELECT HIGH
                                            YIELD BOND          INCOME            APPRECIATION        GROWTH             GROWTH
                                             DIVISION           DIVISION            DIVISION         DIVISION           DIVISION
                                      ---------------------------------------------------------------------------- -----------------
NET ASSETS AT JANUARY 1, 2000                $ 40,604            $325,313          $5,325,309        $1,889,359        $3,176,344

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)                 7,250              21,493              54,482            46,559           142,325
   Net realized gain (loss) on
    investments                                (4,674)            (12,502)             99,237            46,327            93,104
   Net unrealized appreciation
    (depreciation) of investments              (4,867)            (48,296)           (228,269)         (263,382)         (425,005)
                                      ----------------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations           (2,291)            (39,305)            (74,550)         (170,496)         (189,576)

Changes from principal transactions:
   Purchase payments                           44,923              70,951            (369,435)            4,403          (237,769)
   Contract distributions and
    terminations                               (4,122)             (6,321)             51,204          (300,184)           61,859
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                  26,137             (87,038)             36,034           222,744          (229,023)
                                      ----------------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                               66,938             (22,408)           (282,197)          (73,037)         (404,933)
                                      ----------------------------------------------------------------------------------------------
Total increase (decrease)                      64,647             (61,713)           (356,747)         (243,533)         (594,509)
                                      ----------------------------------------------------------------------------------------------
Net assets at December 31, 2000               105,251             263,600           4,968,562         1,645,826         2,581,835

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)                11,686               6,271             (32,919)           39,601           (37,941)
   Net realized gain (loss) on
    investments and capital gains
    distributions                              (9,140)            (12,522)             24,060            47,471           (11,083)
   Net unrealized appreciation
    (depreciation) of investments              (2,837)            (24,553)           (272,782)         (310,568)         (242,064)
                                      ----------------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations             (291)            (30,804)           (281,641)         (223,496)         (291,088)

Changes from principal transactions:
   Purchase payments                          273,600              24,725              26,026             4,382             4,939
   Contract distributions and
    terminations                               (5,662)            (11,191)           (424,933)         (193,814)         (117,742)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                  67,214             (31,633)            (55,484)          (58,191)          (29,117)
                                      ----------------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                              335,152             (18,099)           (454,391)         (247,623)         (141,920)
                                      ----------------------------------------------------------------------------------------------
Total increase (decrease)                     334,861             (48,903)           (736,032)         (471,119)         (433,008)
                                      ----------------------------------------------------------------------------------------------
NET ASSETS AT DECEMBER 31, 2001              $440,112            $214,697          $4,232,530        $1,174,707        $2,148,827
                                      ==============================================================================================


(a)  Commencement of operations May 11, 2000.                      (g)  Commencement of operations October 3, 2000.
(b)  Commencement of operations May 25, 2000.                      (h)  Commencement of operations November 14, 2000.
(c)  Commencement of operations June 21, 2000.                     (i)  Commencement of operations December 18, 2000.
(d)  Commencement of operations July 25, 2000.                     (j)  Commencement of operations May 1, 2001.
(e)  Commencement of operations September 20, 2000.                (k)  Commencement of operations May 4, 2001.
(f)  Commencement of operations September 29, 2000.                (l)  Commencement of operations December 18, 2001.

SEE ACCOMPANYING NOTES.




                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statements of Changes in Net Assets

                                   For the years ended December 31, 2001 and 2000, except as noted


                                             SELECT           SELECT         SELECT        SMITH BARNEY     SMITH BARNEY
                                            BALANCED       CONSERVATIVE      INCOME        MONEY MARKET    LARGE CAP VALUE
                                            DIVISION         DIVISION       DIVISION         DIVISION         DIVISION
                                      ------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2000              $4,106,503     $ 1,935,109      $ 398,713       $ 651,960         $2,399,560

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)               215,896          82,595         26,235          25,809             51,306
   Net realized gain (loss) on
    investments                                54,589          27,045         (2,403)              -              1,094
   Net unrealized appreciation
    (depreciation) of investments            (140,796)        (70,938)       (14,042)              -            199,216
                                      ------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations          129,689          38,702          9,790          25,809            251,616

Changes from principal transactions:
   Purchase payments                           61,595           1,153            (50)        (47,822)           (85,437)
   Contract distributions and
    terminations                             (196,624)        (29,967)       (40,147)         11,316            (58,701)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                (192,143)       (509,816)         3,462        (188,166)           (29,429)
                                      ------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                             (327,172)       (538,630)       (36,735)       (224,672)          (173,567)
                                      ------------------------------------------------------------------------------------
Total increase (decrease)                    (197,483)       (499,928)       (26,945)       (198,863)            78,049
                                      ------------------------------------------------------------------------------------
Net assets at December 31, 2000             3,909,020       1,435,181        371,768         453,097          2,477,609

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)               116,559          95,790         32,482          (8,814)            (3,959)
   Net realized gain (loss) on
    investments and capital gains
    distributions                             139,475         (93,023)       (45,201)              -             54,269
   Net unrealized appreciation
    (depreciation) of investments            (423,538)         18,857         18,803               -           (286,568)
                                      ------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations         (167,504)         21,624          6,084          (8,814)          (236,258)

Changes from principal transactions:
   Purchase payments                            7,663           1,383              -             301             43,475
   Contract distributions and
    terminations                             (223,473)        (23,045)        (8,180)       (515,217)          (102,702)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                               1,614,135      (1,435,143)      (369,672)        624,485            (85,397)
                                      ------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                            1,398,325      (1,456,805)      (377,852)        109,569           (144,624)
                                      ------------------------------------------------------------------------------------
Total increase (decrease)                   1,230,821      (1,435,181)      (371,768)        100,755           (380,882)
                                      ------------------------------------------------------------------------------------
NET ASSETS AT DECEMBER 31, 2001            $5,139,841     $         -      $       -       $ 553,852         $2,096,727
                                      ====================================================================================


(a)  Commencement of operations May 11, 2000.                      (g)  Commencement of operations October 3, 2000.
(b)  Commencement of operations May 25, 2000.                      (h)  Commencement of operations November 14, 2000.
(c)  Commencement of operations June 21, 2000.                     (i)  Commencement of operations December 18, 2000.
(d)  Commencement of operations July 25, 2000.                     (j)  Commencement of operations May 1, 2001.
(e)  Commencement of operations September 20, 2000.                (k)  Commencement of operations May 4, 2001.
(f)  Commencement of operations September 29, 2000.                (l)  Commencement of operations December 18, 2001.

SEE ACCOMPANYING NOTES.


16

            First Golden American Life Insurance Company of New York
                              Separate Account NY-B

                       Statements of Changes in Net Assets

         For the years ended December 31, 2001 and 2000, except as noted

                                           SMITH BARNEY       SMITH BARNEY
                                           INTERNATIONAL          HIGH
                                              EQUITY             INCOME
                                             DIVISION           DIVISION
                                      -----------------------------------
NET ASSETS AT JANUARY 1, 2000               $ 708,424           $380,762

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)                (7,767)            24,584
   Net realized gain (loss) on
    investments                                15,140            (14,838)
   Net unrealized appreciation
    (depreciation) of investments            (220,801)           (46,120)
                                      -----------------------------------
   Net increase (decrease) in net
    assets resulting from operations         (213,428)           (36,374)

Changes from principal transactions:
   Purchase payments                            9,709              1,379
   Contract distributions and
    terminations                              (48,180)           (46,123)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                 199,624              7,475
                                      -----------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                              161,153            (37,269)
                                      -----------------------------------
Total increase (decrease)                     (52,275)           (73,269)
                                      -----------------------------------
Net assets at December 31, 2000               656,149            307,119

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)                (8,772)            29,023
   Net realized gain (loss) on
    investments and capital gains
    distributions                              (2,291)           (11,813)
   Net unrealized appreciation
    (depreciation) of investments            (192,077)           (31,402)
                                      -----------------------------------
   Net increase (decrease) in net
    assets resulting from operations         (203,140)           (14,192)

Changes from principal transactions:
   Purchase payments                            6,041                320
   Contract distributions and
    terminations                              (34,323)           (20,329)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                 (17,262)            28,968
                                      -----------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                              (45,544)             8,959
                                      -----------------------------------
Total increase (decrease)                    (248,684)            (5,233)
                                      -----------------------------------
NET ASSETS AT DECEMBER 31, 2001             $ 407,465           $301,886
                                      ===================================


(a)  Commencement of operations May 11, 2000.                      (g)  Commencement of operations October 3, 2000.
(b)  Commencement of operations May 25, 2000.                      (h)  Commencement of operations November 14, 2000.
(c)  Commencement of operations June 21, 2000.                     (i)  Commencement of operations December 18, 2000.
(d)  Commencement of operations July 25, 2000.                     (j)  Commencement of operations May 1, 2001.
(e)  Commencement of operations September 20, 2000.                (k)  Commencement of operations May 4, 2001.
(f)  Commencement of operations September 29, 2000.                (l)  Commencement of operations December 18, 2001.

SEE ACCOMPANYING NOTES.




            First Golden American Life Insurance Company of New York
                              Separate Account NY-B

                          Notes to Financial Statements

                                December 31, 2001

1. ORGANIZATION

First Golden American Life Insurance Company of New York Separate Account NY-B (the "Account") was established by First Golden American Life Insurance Company of New York ("First Golden") to support the operations of variable annuity contracts ("Contracts"). First Golden is a wholly owned subsidiary of Golden American Life Insurance Company ("Golden American"), a wholly owned subsidiary of Equitable Life Insurance Company of Iowa ("Equitable Life"). First Golden is primarily engaged in the issuance of variable insurance products and is licensed as a stock life insurance company in the states of New York and Delaware.

Operations of the Account commenced on May 19, 1997. The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. First Golden provides for variable accumulation and benefits under the contracts by crediting annuity considerations to one or more divisions within the Account or the First Golden Fixed Separate Account, which is not part of the Account, as directed by the Contractowners. The portion of the Account's assets applicable to Contracts will not be chargeable with liabilities arising out of any other business First
Golden may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of First Golden. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of First Golden.

At December 31, 2001, the Account had, under First Golden's GoldenSelect Contracts ("DVA Plus"), thirty-five investment divisions: Limited Maturity Bond, Hard Assets, Real Estate, Fully Managed, Equity Income, Capital Appreciation, Rising Dividends, Value Equity, Strategic Equity, Small Cap, Managed Global, Liquid Asset, Mid-Cap Growth, Capital Growth, Research, Total Return, Growth, Core Bond, Developing World, Investors Series, Growth & Income, All Cap, Asset Allocation Growth, Diversified Mid-Cap, Large Cap Value, Special Situations, Internet Tollkeeper, Worldwide Growth, Growth Opportunities, MagnaCap, Small Cap Opportunities, SP Jennison International Growth, Prudential Jennison, PIMCO High Yield Bond, and PIMCO StocksPLUS Growth and Income. The Account also had, under First Golden's Empire PrimElite Contracts ("Empire DVA"), eleven investment divisions: Appreciation, Select High Growth, Select Growth, Select Balanced, Smith Barney Money Market, Smith Barney Large Cap Value, Smith Barney

            First Golden American Life Insurance Company of New York
                              Separate Account NY-B

                    Notes to Financial Statements (continued)


1. ORGANIZATION (CONTINUED)

International Equity, Smith Barney High Income, Mid-Cap Growth, Research, and Total Return Divisions (collectively with the divisions noted above, "Divisions"). The assets in each Division are invested in shares of a designated series ("Series," which may also be referred to as a "Portfolio") of mutual funds of The GCG Trust, Pilgrim Variable Insurance Trust, Pilgrim Variable Products Trust, Prudential Series Fund, Inc., PIMCO Variable Insurance Trust, Greenwich Street Series Fund Inc., Smith Barney Concert Allocation Series Inc., or Travelers Series Fund Inc. (the "Trusts"). At December 31, 2001, Galaxy VIP Asset Allocation, Galaxy VIP Equity Funds, Galaxy VIP Growth & Income, Galaxy VIP High Quality, and Galaxy VIP Small Company divisions were available under GoldenSelect Contracts but did not have investments.

On January 28, 2000, the consolidation of All-Growth Series into the Mid-Cap Growth Series took place at no cost to current contract holders. The separate accounts in the Series substituted shares of Mid-Cap Growth Series for shares of All-Growth Series.

Following approval by its shareholders, the Emerging Markets Series was merged into the Developing World Series on April 27, 2001 at no cost to current contract holders. Directed Services, Inc., the Series' manager, absorbed all costs associated with the merger.

Following approval by their respective shareholders, the Smith Barney Select Income Series and Smith Barney Select Conservative Series were consolidated by a merger of their assets into the Smith Barney Select Balanced Series on April 27, 2001 at no cost to current contract holders. Travelers Investment Adviser, Inc., the Series' manager, absorbed all costs associated with the merger.

On May 1, 2001, Pacific Investment Manager began serving as Portfolio Manager for the Global Fixed Income Series. At that date, the name of the Global Fixed Income Series was changed to the Core Bond Series.

All contracts in the Account are currently in the accumulation period.

2. SIGNIFICANT ACCOUNTING POLICIES

The  following  is a  summary  of the  significant  accounting  policies  of the
Account:

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENTS

Investments are made in shares of a Series or Portfolio of the Trusts and are valued at the net asset value per share of the respective Series or Portfolio of the Trusts. Investment transactions in each Series or Portfolio of the Trusts are recorded on the trade date. Distributions of net investment income and capital gains from each Series or Portfolio of the Trusts are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Series or Portfolio of the Trusts are determined on the specific identification basis.

FEDERAL INCOME TAXES

Operations of the Account form a part of, and are taxed with, the total operations of First Golden which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the Contractowners are excluded in the determination of the federal income tax liability of First Golden.


3. CHARGES AND FEES

There are two different death benefit options referred to as Standard and Annual Ratchet. Under the terms of the Contracts, certain charges are allocated to the Contracts to cover First Golden's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

MORTALITY AND EXPENSE RISK CHARGES

First Golden assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of 1.10% and 1.25% of the assets attributable to the Standard and Annual Ratchet, respectively, to cover these risks.

ASSET BASED ADMINISTRATIVE CHARGES

A daily charge at an annual rate of .15% of assets attributable to the Contracts is deducted.

ADMINISTRATIVE CHARGES

An administrative charge of $30 per Contract year is deducted from the accumulation value of the Contracts to cover ongoing administrative expenses. The charge is incurred at the beginning of the Contract processing period and deducted at the end of the Contract processing period.

CONTINGENT DEFERRED SALES CHARGES

A contingent deferred sales charge ("Surrender Charge") is imposed as a percentage of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken during the seven-year period from the date a premium payment is received. The Surrender Charge is imposed at a rate of 7% during the first year of purchase declining to 6%, 5%, 4%, 3%, 2%, and 1% in the second, third, fourth, fifth, sixth, and seventh years, respectively.

PREMIUM TAXES

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the payment by First Golden depends on the annuitant's state of residence and currently ranges up to 3.5% of premiums.



4. PURCHASES AND SALES OF INVESTMENT SECURITIES

The aggregate cost of purchases and proceeds from sales of investments follows:

                                                                      YEAR ENDED DECEMBER 31
                                                                2001                           2000
                                                    -------------------------------------------------------------
                                                      PURCHASES        SALES         PURCHASES        SALES
                                                    -------------------------------------------------------------
The GCG Trust:
    Limited Maturity Bond Series                      $   889,498    $   760,939     $  691,679        $237,466
    Hard Assets Series                                     13,186          1,984          9,607             343
    All - Growth Series                                         -              -         83,052         166,169
    Real Estate Series                                    169,389        261,498        190,954           3,568
    Fully Managed Series                                  388,908        187,847        427,862          75,543
    Equity Income Series                                  429,134        161,131        318,824         207,959
    Capital Appreciation Series                           379,326        217,256      1,385,459         111,619
    Rising Dividends Series                               243,497        432,109      1,151,807         368,143
    Emerging Markets Series                                     -        160,615        193,775          22,463
    Value Equity Series                                   198,840        126,456        168,719         242,866
    Strategic Equity Series                               102,115        195,504        774,172         145,214
    Small Cap Series                                      542,972        316,920      2,529,682         236,335
    Managed Global Series                                 167,686        165,076      1,276,406         120,244
    Liquid Asset Series                                 2,083,703      1,469,612      1,333,103         772,277
    Mid-Cap Growth Series                                 696,916        870,078      5,504,012         478,080
    Capital Growth Series                                 361,713        172,327        579,403         311,772
    Research Series                                       362,535        662,689      1,882,115         288,441
    Total Return Series                                   894,329        380,116      1,067,893         355,054
    Growth Series                                         546,215        839,676      5,666,469         541,177
    Core Bond Series                                       29,322         39,436         92,133             863
    Developing World Series                               198,952         32,007        126,773          55,779
    Investors Series                                      111,971         39,690         85,773           2,486


                                                                 21


4. PURCHASES AND SALES OF INVESTMENT SECURITIES (CONTINUED)

                                                                                    YEAR ENDED DECEMBER 31
                                                                              2001                           2000
                                                            ----------------------------------------------------------------
                                                                  PURCHASES            SALES      PURCHASES          SALES
                                                            ----------------------------------------------------------------
The GCG Trust (continued):
    Growth and Income Series                                    $    62,880      $     9,204    $     4,001     $       13
    All Cap Series                                                  623,830          317,352        684,588         80,015
    Asset Allocation Growth Series                                  162,026            8,935         33,521             14
    Diversified Mid-Cap Series                                      146,615           38,523          2,506              5
    Large Cap Value Series                                          481,033          107,722        143,254         21,390
    Special Situations Series                                         7,017               55              -              -
    Internet Tollkeeper Series                                       31,585            3,902              -              -
Pilgrim Variable Insurance Trust:
    Worldwide Growth Fund                                            12,658           10,273         21,691            201
Pilgrim Variable Products Trust:
    Growth Opportunities Portfolio                                   24,801              164              -              -
    MagnaCap Portfolio                                               24,942              182              -              -
    Small Cap Opportunities Portfolio                                10,631                4              -              -
Prudential Series Fund, Inc.:
    SP Jennison International Growth Portfolio                       91,120              638          7,494              7
    Prudential Jennison Portfolio                                    44,369              541         21,112            107
PIMCO Variable Insurance Trust:
    PIMCO High Yield Bond Portfolio                                 454,888          108,050        147,787         73,599
    PIMCO StocksPLUS Growth and Income Portfolio                     37,390           46,876        158,113        159,028
Greenwich Street Series Fund, Inc.:
    Appreciation Portfolio                                          167,769          655,080        539,293        767,008
Smith Barney Concert Allocation Series, Inc.:
    Select High Growth Portfolio                                    143,860          289,843        195,932        222,410
    Select Growth Portfolio                                          32,146          212,009        353,924        616,532
    Select Balanced Portfolio                                     2,192,989          520,039        470,803        582,079
    Select Conservative Portfolio                                   114,602        1,464,977        103,937        559,972
    Select Income Portfolio                                          62,865          408,235         35,598         46,098
Travelers Series Fund Inc.:
    Smith Barney Money Market Portfolio                             383,745          282,990        121,103        319,966
    Smith Barney Large Cap Value Portfolio                          198,436          268,324        172,182        294,443
    Smith Barney International Equity Portfolio                       7,043           61,359        209,558         56,172
    Smith Barney High Income Portfolio                               72,767           34,785         47,424         60,109
                                                            ----------------------------------------------------------------
COMBINED                                                        $14,402,214      $12,343,028    $29,013,493     $8,603,029
                                                            ================================================================


                                                                 22


5. CHANGES IN UNITS

The changes in units outstanding for the years ended December 31, 2001 and 2000 were as follows:

                                                                           YEAR ENDED DECEMBER 31
                                                              2001                                       2000
                                             ------------------------------------------------------------------------------------
                                                UNITS         UNITS     NET INCREASE      UNITS          UNITS     NET INCREASE
                                                ISSUED      REDEEMED     (DECREASE)       ISSUED       REDEEMED     (DECREASE)
                                             ------------------------------------------------------------------------------------
The GCG Trust:
     Limited Maturity Bond Division               45,317       40,023          5,294       37,541         13,319        24,222
     Hard Assets Division                            849          104            745          593             11           582
     All - Growth Division                             -            -              -            -          5,120       (5,120)
     Real Estate Division                          5,800        9,685         (3,885)       7,212             99         7,113
     Fully Managed Division                       12,289        6,582          5,707       15,212          3,076        12,136
     Equity Income Division                       17,051        6,641         10,410       12,515          9,987         2,528
     Capital Appreciation Division                16,805        9,678          7,127       47,365          5,584        41,781
     Rising Dividends Division                    10,200       18,955         (8,755)      41,899         14,275        27,624
     Emerging Markets Division                     2,212       23,542        (21,330)      17,652          2,282        15,370
     Value Equity Division                        10,835        6,679          4,156        9,825         14,634        (4,809)
     Strategic Equity Division                     6,287       13,818         (7,531)      31,128          6,205        24,923
     Small Cap Division                           32,197       18,394         13,803       71,148         10,576        60,572
     Managed Global Division                       9,780        9,693             87       38,934          6,732        32,202
     Liquid Asset Division                       132,337       95,467         36,870       85,144         50,502        34,642
     Mid-Cap Growth Division                      19,763       28,115         (8,352)      82,804         14,454        68,350
     Capital Growth Division                      25,483       12,847         12,636       28,812         16,983        11,829
     Research Division                            14,122       33,251        (19,129)      49,752         11,316        38,436
     Total Return Division                        35,039       20,410         14,629       47,194         21,667        25,527
     Growth Division                              31,863       55,292        (23,429)     179,467         21,563       157,904
     Core Bond Division                            2,494        3,312           (818)       7,436              -         7,436
     Developing World Division                    26,947        4,335         22,612       12,492          5,232         7,260
     Investors Division                           10,354        3,940          6,414        7,530            203         7,327
     Growth and Income Division                    7,033        1,251          5,782          400              -           400
     All Cap Division                             53,368       29,399         23,969       59,509          7,552        51,957
     Asset Allocation Growth Division             17,987          868         17,119        3,577              -         3,577
     Diversified Mid-Cap Division                 17,376        4,943         12,433          260              -           260
      Large Cap Value Division                    49,302       11,651         37,651       13,379          2,042        11,337
     Special Situations Division                   3,071          354          2,717            -              -             -
     Internet Tollkeeper Division                    783            -            783            -              -             -
Pilgrim Variable Insurance Trust:
     Worldwide Growth Division                     1,701        1,368            333        2,221             13         2,208


                                                                 23


5. CHANGES IN UNITS (CONTINUED)

                                                                                YEAR ENDED DECEMBER 31
                                                                   2001                                       2000
                                                 ----------------------------------------------------------------------------------
                                                   UNITS        UNITS     NET INCREASE         UNITS         UNITS     NET INCREASE
                                                  ISSUED      REDEEMED     (DECREASE)         ISSUED       REDEEMED     (DECREASE)
                                                 ----------------------------------------------------------------------------------
Pilgrim Variable Products Division:
     Growth Opportunities Division                   2,676            -          2,676               -             -            -
     MagnaCap Division                               2,556            -          2,556               -             -            -
     Small Cap Opportunities Division                1,272            -          1,272               -             -            -
Prudential Series Fund, Inc.:
     SP Jennison International Growth Division      13,579            -         13,579            848              -          848
     Prudential Jennison Division                    6,470            3          6,467          1,969              -        1,969
PIMCO Variable Insurance Trust:
     PIMCO High Yield Bond Division                 43,752       10,711         33,041         13,902          7,348        6,554
     PIMCO StocksPLUS Growth and Income Division
                                                     2,277        3,787         (1,510)        10,403         12,699       (2,296)
Greenwich Street Series Fund, Inc.:
     Appreciation Division                           7,520       35,184        (27,664)        25,706         40,280      (14,574)
Smith Barney Concert Allocation Series, Inc.:
     Select High Growth Division                     1,299       21,885        (20,586)         7,774         13,478       (5,704)
     Select Growth Division                          2,883       15,318        (12,435)        13,266         43,074      (29,808)
     Select Balanced Division                      140,504       35,796        104,708         15,901         41,347      (25,446)
     Select Conservative Division                      102      117,061       (116,959)            30         45,585      (45,555)
     Select Income Division                          2,399       34,162        (31,763)           356          3,493       (3,137)
Travelers Series Fund Inc.:
     Smith Barney Money Market Division             29,379       22,271          7,108          7,436         26,129      (18,693)
     Smith Barney Large Cap Value Division           4,924       12,600         (7,676)         5,045         14,477       (9,432)
     Smith Barney International Equity Division        595        3,732         (3,137)         9,396          2,439        6,957
     Smith Barney High Income Division               3,435        2,559            876          1,209          4,272       (3,063)
                                                 ----------------------------------------------------------------------------------
COMBINED                                           884,267      785,666         98,601      1,024,242        498,048      526,194
                                                 ==================================================================================


                                                                 24

            First Golden American Life Insurance Company of New York
                              Separate Account NY-B

                    Notes to Financial Statements (continued)

6. UNIT VALUES

A summary of unit values and units outstanding for variable annuity contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the year ended December 31, 2001, along with unit values for the year ended December 31, 2000, follows:

                                             ----------------------  --------------------------------------------
                                             At December 31, 2000               At December 31, 2001
                                             ----------------------  --------------------------------------------

                                                Unit Fair Value      Units       Unit Fair Value     Net Assets
                  Division                     lowest to highest      (000s)    lowest to highest      (000s)
-------------------------------------------------------------------  ---------  ------------------  -------------
The GCG Trust:
     Limited Maturity Bond Series              $17.76 to $18.08          44     $19.06 to $19.44         $838
     Hard Assets Series                        $16.30 to $16.61           2     $14.13 to $14.42           26
     Real Estate Series                        $26.64 to $27.12           5     $28.40 to $28.96          148
     Fully Managed Series                      $26.03 to $26.51          42     $28.22 to $28.77        1,208
     Equity Income Series                      $23.91 to $24.35          42     $23.90 to $24.37        1,002
     Capital Appreciation Series               $25.17 to $25.50          76     $21.60 to $21.91        1,641
     Rising Dividends Series                   $24.93 to $25.21         112     $21.64 to $21.92        2,426
     Value Equity Series                       $19.46 to $19.63          20     $18.34 to $18.53          374
     Strategic Equity Series                   $18.92 to $19.07          35     $14.71 to $14.85          508
     Small Cap Series                          $18.40 to $18.54         128     $17.87 to $18.03        2,286
     Managed Global Series                     $20.19 to $20.44          73     $17.54 to $17.78        1,288
     Liquid Asset Series                       $15.47 to $15.75         105     $15.84 to $16.15        1,678
     Mid-Cap Growth Series                     $42.23 to $42.70         120     $31.80 to $32.20        3,807
     Capital Growth Series                     $17.21 to $17.33          88     $14.64 to $14.76        1,284
     Research Series                           $26.39 to $26.63         175     $20.44 to $20.66        3,580
     Total Return Series                       $20.75 to $20.94         196     $20.56 to $20.78        4,037
     Growth Series                             $22.02 to $22.17         360     $15.14 to $15.28        5,451
     Core Bond Series                          $11.74 to $11.85          10     $11.86 to $11.99          115
     Developing World Series                    $7.58 to $7.61           43      $7.08 to $7.12           305
     Investors Series                               $11.26               14     $10.63 to $10.66          146
     Growth and Income Series                        $9.94                6      $8.89 to $8.91            55
     All Cap Series                            $11.59 to $11.61          76     $11.65 to $11.68          884
     Asset Allocation Growth Series                  $9.38               21           $8.68               180
     Diversified Mid-Cap Series                      $9.86               13           $9.10               115
     Large Cap Value Series                    $10.54 to $10.56          49     $10.02 to $10.05          491
     Special Situations Series                         -                  1           $8.34                 7

                                             ---------------------------------------------------------------
                                                          For the Year Ended December 31, 2001
                                             ---------------------------------------------------------------
                                             Investment   Mortality, Expense Risk &
                                               Income     Asset Based Admin Charges       Total Return
                  Division                      Ratio         lowest to highest         lowest to highest
--------------------------------------------------------- --------------------------- ----------------------
The GCG Trust:
     Limited Maturity Bond Series                4.84%          1.25% to 1.40%           7.32% to 7.52%
     Hard Assets Series                          0.00           1.25% to 1.40%         -13.31% to -13.18%
     Real Estate Series                          2.23           1.25% to 1.40%           6.61% to 6.78%
     Fully Managed Series                        2.85           1.25% to 1.40%           8.41% to 8.53%
     Equity Income Series                        1.93           1.25% to 1.40%           -0.04% to 0.08%
     Capital Appreciation Series                 0.07           1.25% to 1.40%         -14.18% to -14.08%
     Rising Dividends Series                     0.29           1.25% to 1.40%         -13.20% to -13.05%
     Value Equity Series                         0.88           1.25% to 1.40%           -5.76% to -5.6%
     Strategic Equity Series                     0.00           1.25% to 1.40%         -22.25% to -22.13%
     Small Cap Series                            0.12           1.25% to 1.40%          -2.88% to -2.75%
     Managed Global Series                       0.11           1.25% to 1.40%         -13.13% to -13.01%
     Liquid Asset Series                         3.50           1.25% to 1.40%           2.39% to 2.54%
     Mid-Cap Growth Series                       0.33           1.25% to 1.40%         -24.70% to -24.59%
     Capital Growth Series                       0.00           1.25% to 1.40%          -14.93% to-14.83%
     Research Series                             0.11           1.25% to 1.40%         -22.55% to -22.42%
     Total Return Series                         4.44           1.25% to 1.40%          -0.92% to -0.76%
     Growth Series                               0.00           1.25% to 1.40%         -31.24% to -31.08%
     Core Bond Series                            0.23           1.25% to 1.40%           1.02% to 1.18%
     Developing World Series                     1.33           1.25% to 1.40%          -6.60% to -6.44%
     Investors Series                            0.90           1.25% to 1.40%                -5.6%
     Growth and Income Series                    0.91           1.25% to 1.40%               -10.36%
     All Cap Series                              1.10           1.25% to 1.40%           0.52% to 0.62%
     Asset Allocation Growth Series              1.43               1.40%                    -7.46%
     Diversified Mid-Cap Series                  0.65               1.40%                    -7.71%
     Large Cap Value Series                      0.28           1.25% to 1.40%          -4.93% to -4.83%
     Special Situations Series                    *                 1.25%                       *

                                                                 25

6. UNIT VALUES (CONTINUED)
                                             ----------------------  --------------------------------------------
                                             At December 31, 2000               At December 31, 2001
                                             ----------------------  --------------------------------------------

                                                Unit Fair Value      Units       Unit Fair Value     Net Assets
                  Division                     lowest to highest      (000s)    lowest to highest      (000s)
-------------------------------------------------------------------  ---------  ------------------  -------------
     Internet Tollkeeper Series                        -                  3           $7.62             $  21
Pilgrim Variable Insurance Trust:
     Worldwide Growth Fund                      $8.75 to $8.76            3           $7.02                18
Pilgrim Variable Products Trust:
     Growth Opportunities Portfolio                    -                  3           $7.79                21
     MagnaCap Portfolio                                -                  3           $9.35                24
     Small Cap Opportunities Portfolio                 -                  1       $8.33 to $8.34           11
Prudential Series Fund, Inc.:
     SP Jennison International
       Growth Portfolio                              $8.56               14      $5.39 to $5.42            78
     Prudential Jennison Portfolio                   $7.85                8      $6.30 to $6.31            53
PIMCO Variable Insurance Trust:
     PIMCO High Yield Bond Portfolio           $10.01 to $10.05          44     $10.10 to $10.16          440
     PIMCO StocksPLUS Growth and
       Income Portfolio                        $11.72 to $11.77          21     $10.23 to $10.29          215
Greenwich Street Series Fund, Inc.:
     Appreciation Portfolio                    $18.03 to $18.16         247     $17.07 to $17.22        4,233
Smith Barney Concert Allocation Series,
Inc.:
     Select High Growth Portfolio              $14.13 to $14.22          96     $12.25 to $12.34        1,175
     Select Growth Portfolio                   $13.33 to $13.41         181     $11.85 to $11.94        2,149
     Select Balanced Portfolio                 $13.08 to $13.16         403     $12.72 to $12.81        5,140
Travelers Series Fund Inc.:
     Smith Barney Money Market Portfolio       $12.31 to $12.39          44     $12.60 to $12.68          554
     Smith Barney Large Cap Value Portfolio    $21.16 to $21.34         109     $19.16 to $19.35        2,097
     Smith Barney International Equity
       Portfolio                               $17.74 to $17.89          34     $12.04 to $12.16          407
     Smith Barney High Income Portfolio        $12.46 to $12.56          25     $11.82 to $11.94          302

                                             ---------------------------------------------------------------
                                                          For the Year Ended December 31, 2001
                                             ---------------------------------------------------------------
                                             Investment   Mortality, Expense Risk &
                                               Income     Asset Based Admin Charges       Total Return
                  Division                      Ratio         lowest to highest         lowest to highest
--------------------------------------------------------- --------------------------- ----------------------
     Internet Tollkeeper Series                   *                 1.40%                       *
Pilgrim Variable Insurance Trust:
     Worldwide Growth Fund                      0.00                1.40%                    -19.77%
Pilgrim Variable Products Trust:
     Growth Opportunities Portfolio               *                 1.40%                       *
     MagnaCap Portfolio                           *                 1.40%                       *
     Small Cap Opportunities Portfolio            *             1.25% to 1.40%                  *
Prudential Series Fund, Inc.:
     SP Jennison International
       Growth Portfolio                         0.21            1.25% to 1.40%               -37.03%
     Prudential Jennison Portfolio              0.00            1.25% to 1.40%         -19.75% to -19.62%
PIMCO Variable Insurance Trust:
     PIMCO High Yield Bond Portfolio            7.42            1.25% to 1.40%           0.90% to 1.09%
     PIMCO StocksPLUS Growth and
       Income Portfolio                         4.22            1.25% to 1.40%         -12.71% to -12.57%
Greenwich Street Series Fund, Inc.:
     Appreciation Portfolio                     1.11            1.25% to 1.40%          -5.32% to -5.18%
Smith Barney Concert Allocation Series,
Inc.:
     Select High Growth Portfolio               4.99            1.25% to 1.40%         -13.31% to -13.22%
     Select Growth Portfolio                    0.00            1.25% to 1.40%         -11.10% to -10.96%
     Select Balanced Portfolio                  3.90            1.25% to 1.40%          -2.75% to -2.66%
Travelers Series Fund Inc.:
     Smith Barney Money Market Portfolio        3.59            1.25% to 1.40%           2.34% to 2.36%
     Smith Barney Large Cap Value Portfolio     1.36            1.25% to 1.40%          -9.45% to -9.33%
     Smith Barney International Equity
       Portfolio                                0.00            1.25% to 1.40%         -32.13% to -32.03%
     Smith Barney High Income Portfolio         11.37           1.25% to 1.40%          -5.14% to -4.94%


* As this  sub-account  is new in  2001,  this  ratio is not  meaningful  and is therefore not presented.
                                                                 26

[Galaxy]
                       Statement of Additional Information

                                    DVA PLUS
                         FEATURING THE GALAXY VIP FUND

                          DEFERRED COMBINATION VARIABLE

                           AND FIXED ANNUITY CONTRACT

                                    ISSUED BY

                              SEPARATE ACCOUNT NY-B

                                       OF

                            RELIASTAR LIFE INSURANCE

                               COMPANY OF NEW YORK

This Statement of Additional Information is not a Prospectus. The information contained herein should be read in Conjunction with the prospectus for the ReliaStar Life Insurance Company of New York deferred combination variable and fixed annuity contract which is referred to herein.

The prospectus sets forth information that a prospective investor ought to know before investing. For a copy of the prospectus, send a written request to ReliaStar Life Insurance Company of New York, customer service center, 1000 Woodbury Road, Suite 102, Woodbury, New York 11797 or telephone 1-800-963-9539.

                             DATE OF PROSPECTUS AND

                      STATEMENT OF ADDITIONAL INFORMATION:
                                    APRIL 1, 2002

                                TABLE OF CONTENTS

Item                                                                      Page
Introduction................................................................1
Description of ReliaStar Life Insurance Company of New York.................1
Safekeeping of Assets.......................................................1
The Administrator...........................................................1
Independent Auditors........................................................1
Distribution of Contracts...................................................2
Performance Information.....................................................2
IRA Partial Withdrawal Option...............................................8
Other Information...........................................................9
Financial Statements of Separate Account NY-B...............................9

                                  INTRODUCTION

This Statement of Additional Information provides background information regarding Separate Account NY-B.

                     DESCRIPTION OF RELIASTAR LIFE INSURANCE

                               COMPANY OF NEW YORK

ReliaStar Life Insurance Company of New York ("ReliaStar of NY") is a stock life insurance company originally incorporated on June 11, 1917 under the name The Morris Plan Insurance Society. Effective April 1, 2002, ("merger date") First Golden American Life Insurance Company ("First Golden"), the original depositor for the variable insurance products offered through Separate Account NY-B, was merged into ReliaStar of NY. ReliaStar of NY is authorized to transact business in all states, the District of Columbia and the Dominican Republic and is principally engaged in the business of providing individual life insurance and annuities, employee benefit products and services, retirement plans, and life and health reinsurance. ReliaStar of NY is a wholly-owned subsidiary of Security-Connecticut Life Insurance Company and is an indirect wholly-owned subsidiary of ING Groep, N.V. ("ING").

                              SAFEKEEPING OF ASSETS

ReliaStar of NY acts as its own custodian for Separate Account NY-B.

                                THE ADMINISTRATOR

On November 8, 1996, First Golden American Life Insurance Company of New York ("First Golden") and Golden American Life Insurance Company ("Golden American") entered into an administrative service agreement pursuant to which Golden American agreed to provide certain accounting, actuarial, tax, underwriting, sales, management and other services to First Golden. Beginning on April 1, 2002, the effective date of the merger of First Golden into ReliaStar of NY ("merger date"), the expenses incurred by Golden American in relation to this service agreement will be reimbursed by ReliaStar of NY on an allocated cost basis. First Golden entered into a similar agreement with another affiliate, Equitable Life Insurance Company of Iowa ("Equitable Life"), for additional services. As of the merger date, ReliaStar of NY will be obligated to reimburse these expenses. For the years ended December 31, 2001 and 2000, First Golden incurred expenses of $122,000 and $412,000, respectively, under the agreement with Golden American and $0 and $340,000, respectively, under the agreement with Equitable Life.

Also on November 8, 1996, First Golden, Golden American and Directed Services, Inc. ("DSI") entered into a service agreement pursuant to which First Golden and Golden American agreed to provide DSI certain of its personnel to perform management, administrative and clerical services and the use of certain of its facilities. As of the merger date, ReliaStar of NY will provide its personnel to provide such services. ReliaStar of NY expects to charge DSI for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable, and second allocated based on the estimated amount of time spent by ReliaStar of NY's employees on behalf of DSI. For the year ended December 31, 2001, charges to Golden American and DSI for these services were $166,000 and $139,000, respectively.

                              INDEPENDENT AUDITORS

Ernst & Young LLP, independent auditors, performs annual audits of Separate Account NY-B. Ernst & Young LLP, independent auditors, has performed audits of Reliastar of NY in 2000 and 2001. Deloitte and Touche LLP, independent auditors, performed an annual audit of Reliastar of NY in 1999.

                            DISTRIBUTION OF CONTRACTS

The offering of contracts under the prospectus associated with this Statement of Additional Information is continuous. DSI, an affiliate of ReliaStar of NY, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products issued by ReliaStar of NY. The variable insurance products were sold primarily through two broker/dealer institutions during the year ended December 31, 1999, through three broker/dealer institutions during the year ended December 31, 2000 and through 125 broker/dealer institutions during the year ended December 31, 2001. For the years ended 2001, and 2000 commissions paid by First Golden to DSI aggregated $264,000 and $1,115,000 respectively. As of the merger date, ReliaStar of NY will be the depositor for these variable insurance products. All commissions received by the distributor were passed through to the broker-dealers who sold the contracts. DSI is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380-1478.

                             PERFORMANCE INFORMATION

Performance information for the subaccounts of Separate Account NY-B, including yields, standard annual returns and other non-standard measures of performance of all subaccounts, may appear in reports or promotional literature to current or prospective owners. Such non- standard measures of performance will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC. Negative values are denoted by parentheses. Performance information for measures other than total return do not reflect sales load which can have a maximum level of 7.5% of premium, and any applicable premium tax that can range from 0% to 3.5%.

SEC STANDARD MONEY MARKET SUBACCOUNT YIELDS Current yield for the Liquid Asset Subaccount will be based on the change in the value of a hypothetical investment (exclusive of capital changes or income other than investment income) over a particular 7-day period, less a pro-rata share of subaccount expenses accrued over that period (the "base period"), and stated as a percentage of the investment at the start of the base period (the "base period return"). The base period return is then annualized by multiplying by 365/7, with the resulting yield figure carried to at least the nearest hundredth of one percent. Calculation of "effective yield" begins with the same "base period return" used in the calculation of yield, which is then annualized to reflect weekly compounding pursuant to the following formula:

  EFFECTIVE YIELD = [(BASE PERIOD RETURN) +1)365/7] - 1

The current yield and effective yield of the Liquid Asset Subaccount for the 7-day period December 25, 2001 to December 31, 2001 were 1.87% and 1.89%, respectively.

SEC STANDARD 30-DAY YIELD FOR ALL SUBACCOUNTS
Quotations of yield for the remaining subaccounts will be based on all investment income per Unit (contract value divided by the index of investment experience) earned during a particular 30- day period, less expenses accrued during the period ("net investment income"), and will be computed by dividing net investment income by the value of an accumulation unit on the last day of the period, according to the following formula:

                  Yield = 2 x [((a - b)/(c x d)  + 1)6 - 1]

     Where:

[a] equals the net investment income earned during the period by the investment portfolio attributable to shares owned by a subaccount

[b]  equals the expenses accrued for the period (net of reimbursements)

[c] equals the average daily number of units outstanding during the period based on the accumulation unit value

[d] equals the value (maximum offering price) per accumulation unit value on the last day of the period

Yield on subaccounts of Separate Account NY-B is earned from the increase in net asset value of shares of the Investment portfolio in which the Subaccount invests and from dividends declared and paid by the Investment portfolio, which are automatically reinvested in shares of the Investment portfolio.

SEC STANDARD AVERAGE ANNUAL TOTAL RETURN FOR ALL SUBACCOUNTS
Quotations of average annual total return for any Subaccount will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in a contract over a period of one, five and 10 years (or, if less, up to the life of the investment portfolio), calculated pursuant to the formula:

                                      P(1+T)n = ERV

     Where:

     (1)  [P] equals a hypothetical initial premium payment of $1,000

     (2)  [T] equals an average annual total return

     (3)  [n] equals the number of years

     (4) [ERV] equals the ending redeemable value of a hypothetical $1,000 initial premium payment made at the beginning of the period (or fractional portion thereof)

All total return figures reflect the deduction of the maximum sales load, the administrative charges, and the mortality and expense risk charges. The SEC requires that an assumption be made that the contract owner surrenders the entire contract at the end of the one, five and ten year periods (or, if less, up to the life of the security) for which performance is required to be calculated. This assumption may not be consistent with the typical contract owner's intentions in purchasing a contract and may adversely affect returns. Quotations of total return may simultaneously be shown for other periods, as well as quotations of total return that do not take into account certain contractual charges such as sales load.

Average Annual Total Return for the subaccounts is presented on a standardized basis, which includes deductions for the mortality and expense risk charge, administrative charge, contract charge and surrender charge for the period ending December 31, 2001 were as follows:

Average Annual Total Return for Period Ending 12/31/01 - Standardized

                                                                                                       From       Inception
                                                      1 Year            5 Years       10 Years       Inception       Date
THE GCG TRUST
Liquid Asset                                          -4.63%              n/a            n/a           2.71%       05/01/97
Limited Maturity Bond                                 0.27%               n/a            n/a           4.18%       05/01/97
Core Bond                                             -6.02%              n/a            n/a          -0.30%       05/01/97
Fully Managed                                         1.34%               n/a            n/a          10.27%       05/01/97
Total Return                                          -7.96%              n/a            n/a           7.90%       05/01/97
Equity Income                                         -7.11%              n/a            n/a           5.49%       05/01/97
All Cap                                               -6.56%              n/a            n/a           5.33%       02/01/00
Janus growth and income                              -17.82%              n/a            n/a          -14.15%      10/02/00
Real Estate                                           -0.42%              n/a            n/a           6.36%       05/01/97
Value Equity                                         -12.81%              n/a            n/a           3.39%       05/01/97
Investors                                            -12.66%              n/a            n/a           0.13%       02/01/00
International Equity                                 -23.94%              n/a            n/a          -5.54%       05/01/97
VanKanmpen Grrowth and Income                        -20.23%              n/a            n/a           5.11%       05/01/97
Managed Global                                       -20.18%              n/a            n/a          10.19%       05/01/97
Large Cap Value                                      -12.02%              n/a            n/a          -3.09%       02/01/00
Hard Assets                                          -20.39%              n/a            n/a          -7.46%       05/01/97
Diversified Mid-Cap                                  -14.99%              n/a            n/a          -9.99%       10/02/00
Research                                             -29.60%              n/a            n/a           4.53%       05/01/97
Capital Growth                                       -21.99%              n/a            n/a           3.46%       05/01/97
Capital Appreciation                                 -21.24%              n/a            n/a           3.47%       05/01/97
Small Cap                                             -9.90%              n/a            n/a          12.54%       05/01/97
Mid-Cap Growth                                       -31.74%              n/a            n/a          17.57%       05/01/97
Strategic Equity                                     -29.32%              n/a            n/a           4.35%       05/01/97
Special Situations                                   -13.40%              n/a            n/a          -14.01%      10/02/00
Growth                                               -38.25%              n/a            n/a           4.54%       05/01/97
Developing World                                     -13.62%              n/a            n/a          -9.97%       05/01/97
Internet Tollkeeper                                    n/a                n/a            n/a          -30.83%      05/01/01
The Galaxy Vip Funds
VIP High Quality Bond Fund                            -1.09%              n/a            n/a           5.15%       10/01/99
VIP Asset Allocation Fund                            -15.69%              n/a            n/a          -3.03%       10/01/99
VIP Growth and Income Fund                           -12.25%              n/a            n/a          -0.47%       10/01/99
VIP Small Company Growth Fund                         -8.55%              n/a            n/a          10.93%       10/01/99
VIP Equity Fund                                      -26.17%              n/a            n/a          -5.99%       10/01/99

THE PILGRIM VARIABLE PRODUCT
TRUST
Pilgrim VP Small Cap Opp                               n/a                n/a            n/a          -23.68%      05/01/01
Pilgrim VP Magna Cap                                   n/a                n/a            n/a          -13.46%      05/01/01
Pilgrim VP Growth Opp                                  n/a                n/a            n/a          -29.09%      05/01/01

PRO FUNDS VP
Profund  VP                                            n/a                n/a            n/a          -18.05%      05/01/01
Bull                                                   n/a                n/a            n/a          -12.70%      05/01/01
Profund  VP Small-Cap                                  n/a                n/a            n/a          -24.33%      05/01/01
Profund VP Europe 30

THE PIMCO TRUST
High Yield                                            -6.13%              n/a            n/a          -0.86%       05/01/98
StocksPLUS Growth and Income                         -19.73%              n/a            n/a          -0.49%       05/01/98

ING VARIABLE INSURANCE TRUST
ING VP Worldwide Growth                              -26.80%              n/a            n/a          -24.04%      05/01/00

THE PRUDENTIAL SERIES FUND, INC.
Jennison                                             -26.79%              n/a            n/a          -28.66%      05/01/00
SP Jennison International Growth                     -43.87%              n/a            n/a          -27.83%      10/02/00

* Total return calculation reflects certain waivers of portfolio fees and expenses.
#    Non-annualized.

NON-STANDARD AVERAGE ANNUAL TOTAL RETURN FOR ALL SUBACCOUNTS
Quotations of non-standard average annual total return for any subaccount will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in a contract over a period of one, five and ten years (or, if less, up to the life of the Investment portfolio), calculated pursuant to the formula:

                                 [P(1+T)n] = ERV

  Where:

     (1)  [P] equals a hypothetical initial premium payment of $1,000

     (2)  [T] equals an average annual total return

     (3)  [n] equals the number of years

     (4) [ERV] equals the ending redeemable value of a hypothetical $1,000 initial premium payment made at the beginning of the period (or fractional portion thereof) assuming certain loading and charges are zero.

All total return figures reflect the deduction of the mortality and expense risk charge and the administrative charges, but not the deduction of the maximum sales load and the annual contract fee.

Average Annual Total Return for the subaccounts is presented on a non-standardized basis which includes deductions for the mortality and expense risk charge and administrative charge, but not for contract charge ord surrender charge, for the period ending December 31, 2001 were as follows:

Average Annual Total Return for Period Ending 12/31/01 - Non-Standardized

                                                                                                        From       Inception
                                                      1 Year             5 Years       10 Years       Inception      Date
THE GCG TRUST
Liquid Asset                                          2.40%               n/a            n/a           3.50%        05/01/97
Limited Maturity Bond                                 7.31%               n/a            n/a           4.93%        05/01/97
Core Bond                                             1.02%               n/a            n/a           0.58%        05/01/97
Fully Managed                                         8.37%               n/a            n/a          10.88%        05/01/97
Total Return                                          -0.92%              n/a            n/a           8.56%        05/01/97
Equity Income                                         -0.07%              n/a            n/a           6.21%        05/01/97
All Cap                                               0.48%               n/a            n/a           8.30%        02/01/00
Janus growth and income                              -10.78%              n/a            n/a          -9.15%        10/02/00
Real Estate                                           6.62%               n/a            n/a           7.06%        05/01/97
Value Equity                                          -5.77%              n/a            n/a           4.16%        05/01/97
Investors                                             -5.62%              n/a            n/a           3.23%        02/01/00
International Equity                                 -23.83%              N/a            N/A          -5.52%        05/01/97
Van Kanmpen Growth and Income                        -13.19%              n/a            N/a           5.84%        05/01/97
Managed Global                                       -13.15%              n/a            N/a          10.81%        05/01/97
Large Cap Value                                       -4.98%              n/a            N/a           0.10%        02/01/00
Hard Assets                                          -13.36%              n/a            n/a          -5.79%        05/01/97
Diversified Mid-Cap                                   -7.95%              n/a            n/a          -7.34%        10/02/00
Research                                             -22.56%              n/a            n/a           5.27%        05/01/97
Capital Growth                                       -14.95%              n/a            n/a           4.23%        05/01/97
Capital Appreciation                                 -14.20%              n/a            n/a           4.24%        05/01/97
Small Cap                                             -2.86%              n/a            n/a          13.10%        05/01/97
Mid-Cap Growth                                       -24.70%              n/a            n/a          17.94%        05/01/97
Strategic Equity                                     -22.28%              n/a            n/a           5.09%        05/01/97
Special Situations                                    -6.36%              n/a            n/a          -13.69%       10/02/00
Growth                                               -31.22%              n/a            n/a           5.28%        05/01/97
Developing World                                      -6.58%              n/a            n/a          -8.56%        05/01/97
Internet Tollkeeper                                    n/a                n/a            n/a          -23.83%       05/01/01
The Galaxy Vip Funds
VIP High Quality Bond Fund                             5.89%              n/a            n/a           7.24%        10/01/99
VIP Asset Allocation Fund                             -8.70%              n/a            n/a          -0.73%        10/01/99
VIP Growth and Income Fund                            -5.26%              n/a            n/a           1.76%        10/01/99
VIP Small Company Growth Fund                         -1.56%              n/a            n/a          12.89%        10/01/99
VIP Equity Fund                                       -19.18%             n/a            n/a          -3.60%        10/01/99

THE PILGRIM VARIABLE PRODUCT
TRUST
Pilgrim VP Small Cap Opp                                n/a               n/a            n/a          -16.68%       05/01/01
Pilgrim VP Magna Cap                                    n/a               n/a            n/a          -6.46%        05/01/01
Pilgrim VP Growth Opp                                   n/a               n/a            n/a          -22.09%       05/01/01

PRO FUNDS VP
Profund  VP                                             n/a               n/a            n/a          -11.05%       05/01/01
Bull                                                    n/a               n/a            n/a          -5.70%        05/01/01
Profund  VP Small-Cap                                   n/a               n/a            n/a          -17.33%       05/01/01
Profund VP Europe 30

THE PIMCO TRUST
High Yield                                             0.91%              n/a            n/a           0.28%        05/01/98
 StocksPLUS Growth and Income                         -12.69%             n/a            n/a           0.63%        05/01/98

ING VARIABLE INSURANCE TRUST
ING VP Worldwide Growth                               -19.76%             n/a            n/a          -19.08%       05/01/00

THE PRUDENTIAL SERIES FUND, INC.
Jennison                                              -19.75%             n/a            n/a          -24.22%       05/01/00
SP Jennison International Growth                      -36.83%             n/a            n/a          -23.93%       10/02/00

* Total return calculation reflects certain waivers of portfolio fees and expenses.
#    Non-annualized.

Performance information for a Subaccount may be compared, in reports and promotional literature, to: (i) the Standard & Poor's 500 Stock Index ("S&P 500"), Dow Jones Industrial Average ("DJIA"), Donoghue Money Market Institutional Averages, or other indices that measure performance of a pertinent group of securities so that investors may compare a Subaccount's results with those of a group of securities widely regarded by investors as representative of the securities markets in general; (ii)other groups of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment companies by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons who rank such investment companies on overall performance or other criteria; and (iii) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in the Contract. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

Performance information for any Subaccount reflects only the performance of a hypothetical contract under which contract value is allocated to a subaccount during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the portfolio of the investment portfolio of the Trust in which Separate Account NY-B Subaccounts invest, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

Reports and promotional literature may also contain other information including the ranking of any Subaccount derived from rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by other rating services, companies, publications, or other persons who rank separate accounts or other investment products on overall performance or other criteria.

PUBLISHED RATINGS From time to time, the rating of ReliaStar of NY as an insurance company by A.M. Best Company may be referred to in advertisements or in reports to contract owners. Each year A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Best's ratings range from A++ to F. An A++ and a A+ rating means, in the opinion of A.M.Best, that the insurer has demonstrated the strongest ability to meet its respective policyholder and other contractual obligations.

ACCUMULATION UNIT VALUE The calculation of the Accumulation Unit Value ("AUV") is discussed in the prospectus for the Contracts under "Performance Information." Note that in your Contract, contract value is referred to as accumulation value. The following illustrations show a calculation of a new AUV and the purchase of Units (using hypothetical examples). Note that the examples below are calculated for a Contract issued with the Annual Ratchet Death Benefit Option, the death benefit option with the highest mortality and expense risk charge. The mortality and expense risk charge associated with the Standard Death Benefit Option is lower than that used in the examples and would result in higher AUV's or contract values.

ILLUSTRATION OF CALCULATION OF AUV
         EXAMPLE 1.

         1.   AUV, beginning of period                             $10.00000000
         2.   Value of securities, beginning of period             $10.00000000
         3.   Change in value of securities                          0.10000000
         4.   Gross investment return (3) divided by (2)             0.01000000
         5.   Less daily mortality and expense charge                0.00003446
         6.   Less asset based administrative charge                 0.00000411
         7.   Net investment return (4) minus (5) minus (6)          0.00996163
         8.   Net investment factor (1.000000) plus (7)              1.00996163
         9.   AUV, end of period (1) multiplied by (8)             $10.09961430

ILLUSTRATION OF PURCHASE OF UNITS (ASSUMING NO STATE PREMIUM TAX)
         EXAMPLE 2.

         1.   Initial Premium Payment                              $ 1,000
         2.   AUV on effective date of purchase (see Example 1)    $10.00000000
         3.   Number of Units purchased [(1) divided by (2)]       100.00000000
         4.   AUV for valuation date following purchase
              (see Example 1)                                      $10.09961430
         5.   Contract  Value in account for valuation date
              following purchase [(3) multiplied by (4)]            $  1,009.96


                          IRA PARTIAL WITHDRAWAL OPTION

If the contract owner has an IRA contract and will attain age 70 1/2 in the current calendar year, distributions will be made in accordance with the requirements of Federal tax law. This option is available to assure that the required minimum distributions from qualified plans under the Internal Revenue Code (the "Code")are made. Under the Code, distributions must begin no later than April 1st of the calendar year following the calendar year in which the contract owner attains age 70 1/2. If the required minimum distribution is not withdrawn, there may be a penalty tax in an amount equal to 50% of the difference between the amount required to be withdrawn and the amount actually withdrawn. Even if the IRA Partial Withdrawal Option is not elected, distributions must nonetheless be made in accordance with the requirements of Federal tax law.

ReliaStar of NY notifies the contract owner of these regulations with a letter mailed on January 1st of the calendar year in which the contract owner reaches age 70 1/2 which explains the IRA Partial Withdrawal Option and supplies an election form. If electing this option, the owner specifies whether the withdrawal amount will be based on a life expectancy calculated on a single life basis (contract owner's life only) or, if the contract owner is married, on a joint life basis (contract owner's and spouse's lives combined). The contract owner selects the payment mode on a monthly, quarterly or annual basis. If the payment mode selected on the election form is more frequent than annually, the payments in the first calendar year in which the option is in effect will be based on the amount of payment modes remaining when ReliaStar of NY receives the completed election form.

ReliaStar of NY calculates the IRA Partial Withdrawal amount each year based on the minimum distribution rules. We do this by dividing the contract value by the life expectancy. In the first year withdrawals begin, we use the contract value as of the date of the first payment. Thereafter, we use the contract value on December 31st of each year. The life expectancy is recalculated each year. Certain minimum distribution rules govern payouts if the designated beneficiary is other than the contract owner's spouse and the beneficiary is more than ten years younger than the contract owner.

                                OTHER INFORMATION

Registration statements have been filed with the SEC under the Securities Act of 1933 as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the registration statements, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

                  FINANCIAL STATEMENTS OF SEPARATE ACCOUNT NY-B

The financial statements of Separate Account NY-B are listed below and are included in this Statement of Additional Information:

         Report of Independent Auditors
         Audited Financial Statements
          Statement of Assets and Liability as of December 31, 2001
          Statement of Operations for the year ended December 31, 2001 Statements of Changes in Net Assets for the year ended December 31,
            2001 and December 31, 2000
         Notes to Financial Statements

            First Golden American Life Insurance Company of New York
                              Separate Account NY-B

                              Financial Statements


                          Year ended December 31, 2001




                                    CONTENTS

Report of Independent Auditors................................................1

Audited Financial Statements

Statements of Assets and Liabilities..........................................2
Statements of Operations......................................................7
Statements of Changes in Net Assets..........................................12
Notes to Financial Statements................................................17

                         Report of Independent Auditors

The Board of Directors and Participants
First Golden American Life Insurance Company of New York

We have audited the accompanying statement of assets and liabilities of First Golden American Life Insurance Company of New York Separate Account NY-B (comprised of the Limited Maturity Bond, Hard Assets, All-Growth, Real Estate, Fully Managed, Equity Income, Capital Appreciation, Rising Dividends, Emerging Markets, Value Equity, Strategic Equity, Small Cap, Managed Global, Liquid Asset, Mid-Cap Growth, Capital Growth, Research, Total Return, Growth, Core Bond, Developing World, Investors, Growth & Income, All Cap, Asset Allocation Growth, Diversified Mid-Cap, Large Cap Value, Special Situations, Internet Tollkeeper, Worldwide Growth, Growth Opportunities, MagnaCap, Small Cap Opportunities, SP Jennison International Growth, Prudential Jennison, PIMCO High Yield Bond, PIMCO StocksPLUS Growth and Income, Appreciation, Select High Growth, Select Growth, Select Balanced, Select Conservative, Select Income, Smith Barney Money Market, Smith Barney Large Cap Value, Smith Barney International Equity, and Smith Barney High Income Divisions) as of December 31, 2001, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2001, by correspondence with the mutual funds' transfer agents. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Golden American Life Insurance Company of New York Separate Account NY-B at December 31, 2001, and the results of its operations and the changes in its net assets for the periods disclosed in the financial statements, in conformity with accounting principles generally accepted in the United States.



Atlanta, Georgia
February 15, 2002



                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statement of Assets and Liabilities

                                                          December 31, 2001


                                      LIMITED                                                  FULLY
                                   MATURITY BOND         HARD ASSETS       REAL ESTATE        MANAGED            EQUITY INCOME
                                      SERIES               SERIES             SERIES           SERIES               SERIES
                                 -------------------------------------------------------------------------------------------------

ASSETS
Investments in mutual funds
  at fair value                        $837,546            $26,177           $148,345         $1,208,499          $1,001,730
                                 -------------------------------------------------------------------------------------------------
                                 -------------------------------------------------------------------------------------------------
Total assets                            837,546             26,177            148,345          1,208,499           1,001,730
                                 -------------------------------------------------------------------------------------------------

Net assets                             $837,546            $26,177           $148,345         $1,208,499          $1,001,730
                                 =================================================================================================

Number of divisional units
  outstanding:
   DVA PLUS - Standard                   15,183                 33              2,991             16,883              15,155
                                 =================================================================================================
   DVA PLUS - Annual Ratchet             28,458              1,819              2,173             25,616              26,466
                                 =================================================================================================
   Empire DVA - Standard                      -                  -                  -                  -                   -
                                 =================================================================================================
   Empire DVA - Annual Ratchet                -                  -                  -                  -                   -
                                 =================================================================================================

Value per divisional unit:
   DVA PLUS - Standard                   $19.44             $14.42             $28.96             $28.77              $24.37
                                 =================================================================================================
   DVA PLUS - Annual Ratchet             $19.06             $14.13             $28.40             $28.22              $23.90
                                 =================================================================================================
   Empire DVA - Standard                      -                  -                  -                  -                   -
                                 =================================================================================================
   Empire DVA - Annual Ratchet                -                  -                  -                  -                   -
                                 =================================================================================================

Total number of shares:                  76,004              2,674              9,485             69,059              87,794
                                 =================================================================================================

Cost of shares:                        $859,701            $28,991           $152,824         $1,135,296          $1,029,092
                                 =================================================================================================


(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.


2


                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                           Statement of Assets and Liabilities (continued)

                                                          December 31, 2001


                                   CAPITAL             RISING
                                APPRECIATION         DIVIDENDS          VALUE EQUITY     STRATEGIC EQUITY     SMALL CAP
                                   SERIES              SERIES              SERIES            SERIES             SERIES
                              ---------------------------------------------------------------------------------------------

ASSETS
Investments in mutual funds
  at fair value                   $1,640,877         $2,425,882           $374,225           $508,415         $2,286,342
                              ---------------------------------------------------------------------------------------------
                              ---------------------------------------------------------------------------------------------
Total assets                       1,640,877          2,425,882            374,225            508,415          2,286,342
                              ---------------------------------------------------------------------------------------------

Net assets                        $1,640,877         $2,425,882           $374,225           $508,415         $2,286,342
                              =============================================================================================

Number of divisional units
  outstanding:
   DVA PLUS - Standard                17,739             16,888              5,155              6,429              9,458
                              =============================================================================================
   DVA PLUS - Annual Ratchet          57,982             94,980             15,199             28,082            118,396
                              =============================================================================================
   Empire DVA - Standard                   -                  -                  -                  -                  -
                              =============================================================================================
   Empire DVA - Annual Ratchet             -                  -                  -                  -                  -
                              =============================================================================================

Value per divisional unit:
   DVA PLUS - Standard                $21.91             $21.92             $18.53             $14.85             $18.03
                              =============================================================================================
   DVA PLUS - Annual Ratchet          $21.60             $21.64             $18.34             $14.71             $17.87
                              =============================================================================================
   Empire DVA - Standard                   -                  -                  -                  -                  -
                              =============================================================================================
   Empire DVA - Annual Ratchet             -                  -                  -                  -                  -
                              =============================================================================================

Total number of shares:              115,555            118,863             24,066             38,634            217,132
                              =============================================================================================

Cost of shares:                   $2,142,077         $2,847,095           $375,017           $771,155         $3,311,884
                              =============================================================================================




(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.





                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                           Statement of Assets and Liabilities (continued)

                                                          December 31, 2001



                                MANAGED GLOBAL      LIQUID ASSET     MID-CAP GROWTH     CAPITAL GROWTH            RESEARCH
                                    SERIES             SERIES            SERIES             SERIES                 SERIES
                              ------------------------------------------------------------------------------------------------

ASSETS
Investments in mutual funds
  at fair value                    $1,287,698         $1,677,785         $3,807,168        $1,283,928            $3,580,263
                              ------------------------------------------------------------------------------------------------
                              ------------------------------------------------------------------------------------------------
Total assets                        1,287,698          1,677,785          3,807,168         1,283,928             3,580,263
                              ------------------------------------------------------------------------------------------------

Net assets                         $1,287,698         $1,677,785         $3,807,168        $1,283,928            $3,580,263
                              ================================================================================================

Number of divisional units
  outstanding:
   DVA PLUS - Standard                 14,238             29,945              9,673            17,757                10,193
                              ================================================================================================
   DVA PLUS - Annual Ratchet           58,990             75,368             67,842            69,804                61,285
                              ================================================================================================
   Empire DVA - Standard                    -                  -              6,115                 -                26,086
                              ================================================================================================
   Empire DVA - Annual Ratchet              -                  -             35,892                 -                77,220
                              ================================================================================================

Value per divisional unit:
   DVA PLUS - Standard                 $17.78             $16.15             $32.20            $14.76                $20.66
                              ================================================================================================
   DVA PLUS - Annual Ratchet           $17.54             $15.84             $31.80            $14.64                $20.44
                              ================================================================================================
   Empire DVA - Standard                    -                  -             $32.20                 -                $20.66
                              ================================================================================================
   Empire DVA - Annual Ratchet              -                  -             $31.80                 -                $20.44
                              ================================================================================================

Total number of shares:               123,817          1,677,785            268,495           100,700               223,766
                              ================================================================================================

Cost of shares:                    $1,880,785         $1,677,785         $6,315,619        $1,572,270            $4,707,721
                              ================================================================================================




(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.

3


                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                           Statement of Assets and Liabilities (continued)

                                                          December 31, 2001



                                 TOTAL RETURN                               CORE BOND      DEVELOPING WORLD      INVESTORS
                                    SERIES         GROWTH SERIES              SERIES            SERIES             SERIES
                              -----------------------------------------------------------------------------------------------

ASSETS
Investments in mutual funds
  at fair value                      $4,036,615         $5,451,112           $114,648           $305,303           $146,104
                              -----------------------------------------------------------------------------------------------
                              -----------------------------------------------------------------------------------------------
Total assets                          4,036,615          5,451,112            114,648            305,303            146,104
                              -----------------------------------------------------------------------------------------------

Net assets                           $4,036,615         $5,451,112           $114,648           $305,303           $146,104
                              ===============================================================================================

Number of divisional units
  outstanding:
   DVA PLUS - Standard                   31,678             37,381              1,186              5,627              1,684
                              ===============================================================================================
   DVA PLUS - Annual Ratchet             97,467            322,263              8,471             37,459             12,057
                              ===============================================================================================
   Empire DVA - Standard                 10,379                  -                  -                  -                  -
                              ===============================================================================================
   Empire DVA - Annual Ratchet           56,403                  -                  -                  -                  -
                              ===============================================================================================

Value per divisional unit:
   DVA PLUS - Standard                   $20.78             $15.28             $11.99              $7.12             $10.66
                              ===============================================================================================
   DVA PLUS - Annual Ratchet             $20.56             $15.14             $11.86              $7.08             $10.63
                              ===============================================================================================
   Empire DVA - Standard                 $20.78                  -                  -                  -                  -
                              ===============================================================================================
   Empire DVA - Annual Ratchet           $20.56                  -                  -                  -                  -
                              ===============================================================================================

Total number of shares:                 252,600            395,021             11,730             43,000             13,915
                              ===============================================================================================

Cost of shares:                      $4,052,635         $9,484,006           $114,417           $362,031           $149,295
                              ===============================================================================================




(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.




                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                           Statement of Assets and Liabilities (continued)

                                                          December 31, 2001


                                                                     ASSET
                                GROWTH &          ALL CAP          ALLOCATION        DIVERSIFIED     LARGE CAP VALUE
                              INCOME SERIES       SERIES         GROWTH SERIES      MID-CAP SERIES        SERIES
                              ---------------------------------------------------------------------------------------

ASSETS
Investments in mutual funds
  at fair value                    $55,037        $884,454          $179,646           $115,489         $490,961
                              ---------------------------------------------------------------------------------------
                              ---------------------------------------------------------------------------------------
Total assets                        55,037         884,454           179,646            115,489          490,961
                              ---------------------------------------------------------------------------------------

Net assets                         $55,037        $884,454          $179,646           $115,489         $490,961
                              =======================================================================================

Number of divisional units
  outstanding:
   DVA PLUS - Standard               1,016           3,505                 -                  -            3,762
                              =======================================================================================
   DVA PLUS - Annual Ratchet         5,165          72,421            20,696             12,693           45,227
                              =======================================================================================
   Empire DVA - Standard                 -               -                 -                  -                -
                              =======================================================================================
   Empire DVA - Annual Ratchet           -               -                 -                  -                -
                              =======================================================================================

Value per divisional unit:
   DVA PLUS - Standard               $8.89          $11.68                 -                  -           $10.05
                              =======================================================================================
   DVA PLUS - Annual Ratchet         $8.91          $11.65             $8.68              $9.10           $10.02
                              =======================================================================================
   Empire DVA - Standard                 -               -                 -                  -                -
                              =======================================================================================
   Empire DVA - Annual Ratchet           -               -                 -                  -                -
                              =======================================================================================

Total number of shares:              6,116          76,728            20,535             12,532           48,228
                              =======================================================================================

Cost of shares:                    $56,683        $882,934          $185,916           $106,338         $475,741
                              =======================================================================================




(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.

4


                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                           Statement of Assets and Liabilities (continued)

                                                          December 31, 2001


                                      SPECIAL           INTERNET          WORLDWIDE           GROWTH
                                     SITUATIONS        TOLLKEEPER           GROWTH         OPPORTUNITIES        MAGNACAP
                                     SERIES (a)        SERIES (b)            FUND          PORTFOLIO (b)      PORTFOLIO (c)
                              -------------------------------------------------------------------------------------------------

ASSETS
Investments in mutual funds
  at fair value                        $6,526            $20,699            $17,847            $20,849            $23,912
                              -------------------------------------------------------------------------------------------------
                              -------------------------------------------------------------------------------------------------
Total assets                            6,526             20,699             17,847             20,849             23,912
                              -------------------------------------------------------------------------------------------------

Net assets                             $6,526            $20,699            $17,847            $20,849            $23,912
                              =================================================================================================

Number of divisional units
  outstanding:
   DVA PLUS - Standard                    783                  -                  -                  -                  -
                              =================================================================================================
   DVA PLUS - Annual Ratchet                -              2,717              2,541              2,676              2,556
                              =================================================================================================
   Empire DVA - Standard                    -                  -                  -                  -                  -
                              =================================================================================================
   Empire DVA - Annual Ratchet              -                  -                  -                  -                  -
                              =================================================================================================

Value per divisional unit:
   DVA PLUS - Standard                  $8.34                  -                  -                  -                  -
                              =================================================================================================
   DVA PLUS - Annual Ratchet                -              $7.62              $7.02              $7.79              $9.35
                              =================================================================================================
   Empire DVA - Standard                    -                  -                  -                  -                  -
                              =================================================================================================
   Empire DVA - Annual Ratchet              -                  -                  -                  -                  -
                              =================================================================================================

Total number of shares:                   773              2,692              2,489              3,798              2,663
                              =================================================================================================

Cost of shares:                        $6,958            $27,777            $20,900            $24,609            $24,751
                              =================================================================================================




(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.




                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                           Statement of Assets and Liabilities (continued)

                                                          December 31, 2001

                                                    SP JENNISON
                                  SMALL CAP        INTERNATIONAL          PRUDENTIAL          PIMCO HIGH       PIMCO STOCKSPLUS
                                OPPORTUNITIES         GROWTH               JENNISON           YIELD BOND      GROWTH AND INCOME
                                PORTFOLIO (D)        PORTFOLIO             PORTFOLIO           PORTFOLIO           PORTFOLIO
                              --------------------------------------------------------------------------------------------------

ASSETS
Investments in mutual funds
  at fair value                     $10,604             $77,742              $53,148            $440,112            $214,697
                              --------------------------------------------------------------------------------------------------
                              --------------------------------------------------------------------------------------------------
Total assets                         10,604              77,742               53,148             440,112             214,697
                              --------------------------------------------------------------------------------------------------

Net assets                          $10,604             $77,742              $53,148            $440,112            $214,697
                              ==================================================================================================

Number of divisional units
  outstanding:
   DVA PLUS - Standard                  466                 362                2,389               2,678               3,570
                              ==================================================================================================
   DVA PLUS - Annual Ratchet            807              14,064                6,047              40,878              17,395
                              ==================================================================================================
   Empire DVA - Standard                  -                   -                    -                   -                   -
                              ==================================================================================================
   Empire DVA - Annual Ratchet            -                   -                    -                   -                   -
                              ==================================================================================================

Value per divisional unit:
   DVA PLUS - Standard                $8.34               $5.42                $6.31              $10.16              $10.29
                              ==================================================================================================
   DVA PLUS - Annual Ratchet          $8.33               $5.39                $6.30              $10.10              $10.23
                              ==================================================================================================
   Empire DVA - Standard                  -                   -                    -                   -                   -
                              ==================================================================================================
   Empire DVA - Annual Ratchet            -                   -                    -                   -                   -
                              ==================================================================================================

Total number of shares:                 562              14,372                2,881              55,852              22,965
                              ==================================================================================================

Cost of shares:                     $10,627             $97,656              $64,534            $448,868            $290,693
                              ==================================================================================================




(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.

5


                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                           Statement of Assets and Liabilities (continued)

                                                          December 31, 2001


                                                       SELECT HIGH                             SELECT           SMITH BARNEY
                                    APPRECIATION         GROWTH          SELECT GROWTH        BALANCED          MONEY MARKET
                                      PORTFOLIO         PORTFOLIO          PORTFOLIO          PORTFOLIO          PORTFOLIO
                              --------------------------------------------------------------------------------------------------

ASSETS
Investments in mutual funds
  at fair value                      $4,232,530         $1,174,707         $2,148,827         $5,139,841          $553,852
                              --------------------------------------------------------------------------------------------------
                              --------------------------------------------------------------------------------------------------
Total assets                          4,232,530          1,174,707          2,148,827          5,139,841           553,852
                              --------------------------------------------------------------------------------------------------

Net assets                           $4,232,530         $1,174,707         $2,148,827         $5,139,841          $553,852
                              ==================================================================================================

Number of divisional units
  outstanding:
   DVA PLUS - Standard                   68,418             20,274             37,388            119,086            15,264
                              ==================================================================================================
   DVA PLUS - Annual Ratchet            178,937             75,470            143,654            284,188            28,595
                              ==================================================================================================
   Empire DVA - Standard                      -                  -                  -                  -                 -
                              ==================================================================================================
   Empire DVA - Annual Ratchet                -                  -                  -                  -                 -
                              ==================================================================================================

Value per divisional unit:
   DVA PLUS - Standard                   $17.22             $12.34             $11.94             $12.81            $12.68
                              ==================================================================================================
   DVA PLUS - Annual Ratchet             $17.07             $12.25             $11.85             $12.72            $12.60
                              ==================================================================================================
   Empire DVA - Standard                      -                  -                  -                  -                 -
                              ==================================================================================================
   Empire DVA - Annual Ratchet                -                  -                  -                  -                 -
                              ==================================================================================================

Total number of shares:                 195,408            107,002            187,045            463,065           553,122
                              ==================================================================================================

Cost of shares:                      $4,073,803         $1,307,319         $2,322,026         $5,456,093          $553,852
                              ==================================================================================================




(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.



            First Golden American Life Insurance Company of New York
                              Separate Account NY-B

                 Statement of Assets and Liabilities (continued)

                                December 31, 2001


                                SMITH BARNEY     SMITH BARNEY      SMITH BARNEY
                              LARGE CAP VALUE    INTERNATIONAL      HIGH INCOME
                                 PORTFOLIO      EQUITY PORTFOLIO     PORTFOLIO
                              -------------------------------------------------

ASSETS
Investments in mutual funds
  at fair value                  $2,096,727         $407,465          $301,886
                              -------------------------------------------------
                              -------------------------------------------------
Total assets                      2,096,727          407,465           301,886
                              -------------------------------------------------

Net assets                       $2,096,727         $407,465          $301,886
                              =================================================

Number of divisional units
  outstanding:
   DVA PLUS - Standard               35,033            6,032             7,966
                              =================================================
   DVA PLUS - Annual Ratchet         74,037           27,750            17,486
                              =================================================
   Empire DVA - Standard                  -                -                 -
                              =================================================
   Empire DVA - Annual Ratchet            -                -                 -
                              =================================================

Value per divisional unit:
   DVA PLUS - Standard               $19.35           $12.16            $11.94
                              =================================================
   DVA PLUS - Annual Ratchet         $19.16           $12.04            $11.82
                              =================================================
   Empire DVA - Standard                  -                -                 -
                              =================================================
   Empire DVA - Annual Ratchet            -                -                 -
                              =================================================

Total number of shares:             112,788           34,041            35,627
                              =================================================

Cost of shares:                  $2,223,466         $551,817          $397,811
                              =================================================




(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.



                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                       Statement of Operations

                                        For the year ended December 31, 2001, except as noted


                                            LIMITED
                                         MATURITY BOND     HARD ASSETS      REAL ESTATE        FULLY MANAGED        EQUITY INCOME
                                            DIVISION        DIVISION          DIVISION            DIVISION             DIVISION
                                         -----------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
    Dividends                                $32,141       $     -              $5,248             $30,530              $16,323
                                         -----------------------------------------------------------------------------------------
Total investment income                       32,141             -               5,248              30,530               16,323

Expenses:
    Mortality and expense risk and
     other charges                             9,166           365               3,293              14,392               11,363
    Annual administrative charges                148            14                  62                 215                  281
    Contingent deferred sales charges          1,015             -                 397                 289                  381
                                         -----------------------------------------------------------------------------------------
Total expenses                                10,329           379               3,752              14,896               12,025
                                         -----------------------------------------------------------------------------------------
Net investment income (loss)                  21,812          (379)              1,496              15,634                4,298

REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
Net realized gain (loss) on
 investments                                  29,426            58               7,695              19,715              (21,638)
Capital gains distributions                        -             -               1,875              19,605               18,569
                                         -----------------------------------------------------------------------------------------
Total realized gain (loss) on
 investments and capital gains
 distributions                                29,426            58               9,570              39,320               (3,069)

Net unrealized appreciation
 (depreciation) of investments                (5,990)       (3,139)             (8,632)             22,196                3,547
                                         -----------------------------------------------------------------------------------------

Net increase (decrease) in net assets
 resulting from operations                   $45,248       $(3,460)             $2,434             $77,150               $4,776
                                         =========================================================================================



(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.

7


                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statement of Operations (continued)

                                        For the year ended December 31, 2001, except as noted


                                           CAPITAL              RISING             EMERGING                             STRATEGIC
                                        APPRECIATION          DIVIDENDS             MARKETS         VALUE EQUITY          EQUITY
                                          DIVISION             DIVISION            DIVISION           DIVISION           DIVISION
                                       --------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
    Dividends                             $   1,207          $   7,618            $    529            $  3,043          $       -
                                       --------------------------------------------------------------------------------------------
Total investment income                       1,207              7,618                 529               3,043                  -

Expenses:
    Mortality and expense risk and
     other charges                           23,466             36,590                 804               4,672              8,940
    Annual administrative charges               413                743                  41                 124                226
    Contingent deferred sales charges         3,610              5,642                 493                 380              1,693
                                       --------------------------------------------------------------------------------------------
Total expenses                               27,489             42,975               1,338               5,176             10,859
                                       --------------------------------------------------------------------------------------------
Net investment income (loss)                (26,282)           (35,357)               (809)             (2,133)           (10,859)

REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
Net realized gain (loss) on
 investments                                (68,188)           (29,782)            (66,077)              1,998            (99,456)
Capital gains distributions                       -             28,547                   -               4,505                753
                                       --------------------------------------------------------------------------------------------
Total realized gain (loss) on
 investments and capital gains
 distributions                              (68,188)            (1,235)            (66,077)              6,503            (98,703)

Net unrealized appreciation
 (depreciation) of investments             (183,811)          (367,728)             61,023             (16,740)           (95,312)
                                       --------------------------------------------------------------------------------------------

Net increase (decrease) in net assets
 resulting from operations                $(278,281)         $(404,320)           $ (5,863)           $(12,370)         $(204,874)
                                       ============================================================================================



(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.




                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statement of Operations (continued)

                                        For the year ended December 31, 2001, except as noted


                                                                                                        MID-CAP
                                             SMALL CAP       MANAGED GLOBAL       LIQUID ASSET           GROWTH       CAPITAL GROWTH
                                             DIVISION           DIVISION            DIVISION            DIVISION          DIVISION
                                       ---------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
    Dividends                               $   2,637           $   1,549            $47,588         $    15,340         $       -
                                       ---------------------------------------------------------------------------------------------
Total investment income                         2,637               1,549             47,588              15,340                 -

Expenses:
    Mortality and expense risk and
     other charges                             30,144              19,356             18,204              64,243            17,652
    Annual administrative charges                 638                 487                288               2,253               476
    Contingent deferred sales charges           1,031               1,652             11,594              14,805             1,113
                                       ---------------------------------------------------------------------------------------------
Total expenses                                 31,813              21,495             30,086              81,301            19,241
                                       ---------------------------------------------------------------------------------------------
Net investment income (loss)                  (29,176)            (19,946)            17,502             (65,961)          (19,241)

REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
Net realized gain (loss) on
 investments                                 (317,804)            (60,912)                 -            (392,046)          (79,003)
Capital gains distributions                         -                   -                  -               5,220                 -
                                       ---------------------------------------------------------------------------------------------
Total realized gain (loss) on
 investments and capital gains
 distributions                               (317,804)            (60,912)                 -            (386,826)          (79,003)

Net unrealized appreciation
 (depreciation) of investments                278,804            (134,373)                 -          (1,035,417)         (117,406)
                                       ---------------------------------------------------------------------------------------------

Net increase (decrease) in net assets
 resulting from operations                  $ (68,176)          $(215,231)           $17,502         $(1,488,204)        $(215,650)
                                       =============================================================================================



(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.

8


                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statement of Operations (continued)

                                        For the year ended December 31, 2001, except as noted



                                               RESEARCH        TOTAL RETURN           GROWTH         CORE BOND          DEVELOPING
                                               DIVISION          DIVISION            DIVISION         DIVISION      WORLD DIVISION
                                       --------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
    Dividends                              $     4,593           $174,036         $         -          $  267            $  3,328
                                       --------------------------------------------------------------------------------------------
Total investment income                          4,593            174,036                   -             267               3,328

Expenses:
    Mortality and expense risk and
     other charges                              58,958             53,910              93,725           1,597               3,452
    Annual administrative charges                2,615              1,765               2,327              13                 120
    Contingent deferred sales charges           11,039              6,961              10,267               -                 152
                                       --------------------------------------------------------------------------------------------
Total expenses                                  72,612             62,636             106,319           1,610               3,724
                                       --------------------------------------------------------------------------------------------
Net investment income (loss)                   (68,019)           111,400            (106,319)         (1,343)               (396)

REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
Net realized gain (loss) on
 investments                                  (203,688)            (4,334)           (311,180)         (4,068)            (16,691)
Capital gains distributions                     92,748             85,140                   -             274                 460
                                       --------------------------------------------------------------------------------------------
Total realized gain (loss) on
 investments and capital gains
 distributions                                (110,940)            80,806            (311,180)         (3,794)            (16,231)

Net unrealized appreciation
 (depreciation) of investments              (1,043,572)          (242,030)         (2,384,246)          5,770                (195)
                                       --------------------------------------------------------------------------------------------

Net increase (decrease) in net assets
 resulting from operations                 $(1,222,531)          $(49,824)        $(2,801,745)         $  633            $(16,822)
                                       ============================================================================================



(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.




                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statement of Operations (continued)

                                        For the year ended December 31, 2001, except as noted


                                                              GROWTH                                 ASSET             DIVERSIFIED
                                          INVESTORS          & INCOME            ALL CAP           ALLOCATION             MID-CAP
                                           DIVISION          DIVISION            DIVISION        GROWTH DIVISION         DIVISION
                                       --------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
    Dividends                              $ 1,151          $   362             $  8,878             $ 1,556              $   291
                                       --------------------------------------------------------------------------------------------
Total investment income                      1,151              362                8,878               1,556                  291

Expenses:
    Mortality and expense risk and
     other charges                           1,803              575               11,379               1,482                  612
    Annual administrative charges               16               10                  113                   -                    3
    Contingent deferred sales charges          228                -                1,000                   -                    -
                                       --------------------------------------------------------------------------------------------
Total expenses                               2,047              585               12,492               1,482                  615
                                       --------------------------------------------------------------------------------------------
Net investment income (loss)                  (896)            (223)              (3,614)                 74                 (324)

REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
Net realized gain (loss) on
 investments                                (6,276)            (981)             (31,618)               (682)              (4,255)
Capital gains distributions                      1                -                1,378                   -                    -
                                       --------------------------------------------------------------------------------------------
Total realized gain (loss) on
 investments and capital gains
 distributions                              (6,275)            (981)             (30,240)               (682)              (4,255)

Net unrealized appreciation
 (depreciation) of investments              (2,414)          (1,634)               7,307              (6,307)               9,089
                                       --------------------------------------------------------------------------------------------

Net increase (decrease) in net assets
 resulting from operations                 $(9,585)         $(2,838)            $(26,547)            $(6,915)             $ 4,510
                                       ============================================================================================



(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.

9


                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statement of Operations (continued)

                                        For the year ended December 31, 2001, except as noted


                                                                SPECIAL            INTERNET          WORLDWIDE           GROWTH
                                          LARGE CAP            SITUATION          TOLLKEEPER          GROWTH          OPPORTUNITIES
                                        VALUE DIVISION         DIVISION (a)       DIVISION (b)       DIVISION          DIVISION (b)
                                       ---------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
    Dividends                                $   778              $  17            $     -           $     -             $     -
                                       ---------------------------------------------------------------------------------------------
Total investment income                          778                 17                  -                 -                   -

Expenses:
    Mortality and expense risk and
     other charges                             3,771                 55                183               247                 163
    Annual administrative charges                 46                  -                  -                 -                   -
    Contingent deferred sales charges          1,076                  -                  -                 -                   -
                                       ---------------------------------------------------------------------------------------------
Total expenses                                 4,893                 55                183               247                 163
                                       ---------------------------------------------------------------------------------------------
Net investment income (loss)                  (4,115)               (38)              (183)             (247)               (163)

REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
Net realized gain (loss) on
 investments                                 (18,446)                (4)                94            (2,959)                (28)
Capital gains distributions                        -                  -                  -                 -                   -
                                       ---------------------------------------------------------------------------------------------
Total realized gain (loss) on
 investments and capital gains
 distributions                               (18,446)                (4)                94            (2,959)                (28)

Net unrealized appreciation
 (depreciation) of investments                16,551               (432)            (7,078)             (917)             (3,760)
                                       ---------------------------------------------------------------------------------------------

Net increase (decrease) in net assets
 resulting from operations                   $(6,010)             $(474)           $(7,167)          $(4,123)            $(3,951)
                                       =============================================================================================



(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.




                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statement of Operations (continued)

                                        For the year ended December 31, 2001, except as noted

                                                                               SP JENNISON
                                                             SMALL CAP        INTERNATIONAL         PRUDENTIAL        PIMCO HIGH
                                           MAGNACAP        OPPORTUNITIES          GROWTH             JENNISON         YIELD BOND
                                          DIVISION (c)      DIVISION (D)         DIVISION            DIVISION          DIVISION
                                       --------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
    Dividends                                 $ 142            $   -          $      110         $        -             $14,277
                                       --------------------------------------------------------------------------------------------
Total investment income                         142                -                 110                  -              14,277

Expenses:
    Mortality and expense risk and
     other charges                              182                5                 725                558               2,507
    Annual administrative charges                 -                -                   2                 23                  84
    Contingent deferred sales charges             -                -                   -                  -                   -
                                       --------------------------------------------------------------------------------------------
Total expenses                                  182                5                 727                581               2,591
                                       --------------------------------------------------------------------------------------------
Net investment income (loss)                    (40)              (5)               (617)              (581)             11,686

REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
Net realized gain (loss) on
 investments                                     (9)               -                (313)              (302)             (9,140)
Capital gains distributions                       -                -                   -                420                   -
                                       --------------------------------------------------------------------------------------------
Total realized gain (loss) on
 investments and capital gains
 distributions                                   (9)               -                (313)               118              (9,140)

Net unrealized appreciation
 (depreciation) of investments                 (839)             (23)            (19,689)            (5,836)             (2,837)
                                       --------------------------------------------------------------------------------------------

Net increase (decrease) in net assets
 resulting from operations                    $(888)            $(28)           $(20,619)           $(6,299)          $    (291)
                                       ============================================================================================



(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.

10


                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statement of Operations (continued)

                                        For the year ended December 31, 2001, except as noted


                                            PIMCO STOCKSPLUS                            SELECT HIGH
                                            GROWTH AND INCOME       APPRECIATION           GROWTH        SELECT GROWTH
                                                DIVISION              DIVISION            DIVISION          DIVISION
                                       -------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
    Dividends                                 $  9,481              $  50,027           $  67,030          $       -
                                       -------------------------------------------------------------------------------
Total investment income                          9,481                 50,027              67,030                  -

Expenses:
    Mortality and expense risk and
     other charges                               3,119                 62,065              18,540             31,981
    Annual administrative charges                   91                  3,706               1,687              2,284
    Contingent deferred sales charges                -                 17,175               7,202              3,676
                                       -------------------------------------------------------------------------------
Total expenses                                   3,210                 82,946              27,429             37,941
                                       -------------------------------------------------------------------------------
Net investment income (loss)                     6,271                (32,919)             39,601            (37,941)

REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
Net realized gain (loss) on
 investments                                   (12,522)                24,060             (14,569)           (11,083)
Capital gains distributions                          -                      -              62,040                  -
                                       -------------------------------------------------------------------------------
Total realized gain (loss) on
 investments and capital gains
 distributions                                 (12,522)                24,060              47,471            (11,083)

Net unrealized appreciation
 (depreciation) of investments                 (24,553)              (272,782)           (310,568)          (242,064)
                                       -------------------------------------------------------------------------------

Net increase (decrease) in net assets
 resulting from operations                    $(30,804)             $(281,641)          $(223,496)         $(291,088)
                                       ===============================================================================



(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.




                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statement of Operations (continued)

                                        For the year ended December 31, 2001, except as noted


                                                                     SELECT                            SMITH BARNEY
                                            SELECT BALANCED       CONSERVATIVE      SELECT INCOME      MONEY MARKET
                                                DIVISION            DIVISION           DIVISION          DIVISION
                                       --------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
    Dividends                                   $ 191,540            $ 103,129          $ 34,213            $17,705
                                       --------------------------------------------------------------------------------
Total investment income                           191,540              103,129            34,213             17,705

Expenses:
    Mortality and expense risk and
     other charges                                 67,212                6,330             1,673              6,689
    Annual administrative charges                   2,137                  225                23                240
    Contingent deferred sales charges               5,632                  784                35             19,590
                                       --------------------------------------------------------------------------------
Total expenses                                     74,981                7,339             1,731             26,519
                                       --------------------------------------------------------------------------------
Net investment income (loss)                      116,559               95,790            32,482             (8,814)

REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
Net realized gain (loss) on
 investments                                      (18,590)            (103,662)          (45,201)                 -
Capital gains distributions                       158,065               10,639                 -                  -
                                       --------------------------------------------------------------------------------
Total realized gain (loss) on
 investments and capital gains
 distributions                                    139,475              (93,023)          (45,201)                 -

Net unrealized appreciation
 (depreciation) of investments                   (423,538)              18,857            18,803                  -
                                       --------------------------------------------------------------------------------

Net increase (decrease) in net assets
 resulting from operations                      $(167,504)           $  21,624          $  6,084            $(8,814)
                                       ================================================================================



(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.

11


            First Golden American Life Insurance Company of New York
                              Separate Account NY-B

                       Statement of Operations (continued)

              For the year ended December 31, 2001, except as noted


                                           SMITH BARNEY        SMITH BARNEY       SMITH BARNEY
                                         LARGE CAP VALUE       INTERNATIONAL       HIGH INCOME
                                             DIVISION         EQUITY DIVISION        DIVISION
                                       -------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
    Dividends                                $  30,624           $       -           $ 34,017
                                       -------------------------------------------------------
Total investment income                         30,624                   -             34,017

Expenses:
    Mortality and expense risk and
     other charges                              30,607               6,652              4,069
    Annual administrative charges                1,272                 397                191
    Contingent deferred sales charges            2,704               1,723                734
                                       -------------------------------------------------------
Total expenses                                  34,583               8,772              4,994
                                       -------------------------------------------------------
Net investment income (loss)                    (3,959)             (8,772)            29,023

REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
Net realized gain (loss) on
 investments                                   (24,426)             (2,291)           (11,813)
Capital gains distributions                     78,695                   -                  -
                                       -------------------------------------------------------
Total realized gain (loss) on
 investments and capital gains
 distributions                                  54,269              (2,291)           (11,813)

Net unrealized appreciation
 (depreciation) of investments                (286,568)           (192,077)           (31,402)
                                       -------------------------------------------------------

Net increase (decrease) in net assets
 resulting from operations                   $(236,258)          $(203,140)          $(14,192)
                                       =======================================================



(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.



                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statements of Changes in Net Assets

                                   For the years ended December 31, 2001 and 2000, except as noted

                                           LIMITED
                                           MATURITY                                                               FULLY
                                             BOND         HARD ASSETS     ALL-GROWTH        REAL ESTATE          MANAGED
                                           DIVISION         DIVISION       DIVISION           DIVISION           DIVISION
                                      -------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2000              $237,962         $ 9,108       $ 163,552          $ 40,071          $  538,639

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)              36,733             (97)         82,870             8,533              78,740
   Net realized gain (loss) on
    investments                               3,318             (64)        (31,182)           (1,125)             (1,922)
   Net unrealized appreciation
    (depreciation) of investments            (9,941)           (252)        (49,253)           15,059              76,490
                                      -------------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations         30,110            (413)          2,435            22,467             153,308

Changes from principal transactions:
   Purchase payments                        181,119           5,565               2           114,467             165,175
   Contract distributions and
    terminations                             (3,301)           (176)            (39)           (2,167)            (17,766)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                               239,662           3,972        (165,950)           66,553             126,170
                                      -------------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                            417,480           9,361        (165,987)          178,853             273,579
                                      -------------------------------------------------------------------------------------------
Total increase (decrease)                   447,590           8,948        (163,552)          201,320             426,887
                                      -------------------------------------------------------------------------------------------
Net assets at December 31, 2000             685,552          18,056               -           241,391             965,526

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)              21,812            (379)              -             1,496              15,634
   Net realized gain (loss) on
    investments and capital gains
    distributions                            29,426              58               -             9,570              39,320
   Net unrealized appreciation
    (depreciation) of investments            (5,990)         (3,139)              -            (8,632)             22,196
                                      -------------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations         45,248          (3,460)              -             2,434              77,150

Changes from principal transactions:
   Purchase payments                         89,964          13,191               -            46,796             117,013
   Contract distributions and
    terminations                            (30,153)           (271)              -           (22,092)            (36,581)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                46,935          (1,339)              -          (120,184)             85,391
                                      -------------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                            106,746          11,581               -           (95,480)            165,823
                                      -------------------------------------------------------------------------------------------
Total increase (decrease)                   151,994           8,121               -           (93,046)            242,973
                                      -------------------------------------------------------------------------------------------
NET ASSETS AT DECEMBER 31, 2001            $837,546         $26,177       $       -          $148,345          $1,208,499
                                      ===========================================================================================

(a)  Commencement of operations May 11, 2000.                      (g)  Commencement of operations October 3, 2000.
(b)  Commencement of operations May 25, 2000.                      (h)  Commencement of operations November 14, 2000.
(c)  Commencement of operations June 21, 2000.                     (i)  Commencement of operations December 18, 2000.
(d)  Commencement of operations July 25, 2000.                     (j)  Commencement of operations May 1, 2001.
(e)  Commencement of operations September 20, 2000.                (k)  Commencement of operations May 4, 2001.
(f)  Commencement of operations September 29, 2000.                (l)  Commencement of operations December 18, 2001.

SEE ACCOMPANYING NOTES.


12

                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statements of Changes in Net Assets

                                   For the years ended December 31, 2001 and 2000, except as noted


                                             EQUITY          CAPITAL            RISING          EMERGING
                                             INCOME        APPRECIATION       DIVIDENDS          MARKETS       VALUE EQUITY
                                            DIVISION         DIVISION          DIVISION         DIVISION         DIVISION
                                      --------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2000             $  620,495       $  811,347        $2,405,727        $ 70,978          $381,841

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)               43,828           42,098            50,778          (2,343)             (572)
   Net realized gain (loss) on
    investments                              (46,121)           3,759            23,938            (527)          (18,665)
   Net unrealized appreciation
    (depreciation) of investments             66,579         (358,140)         (201,326)        (76,094)           27,554
                                      --------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations          64,286         (312,283)         (126,610)        (78,964)            8,317

Changes from principal transactions:
   Purchase payments                         131,989        1,106,215           809,639         132,933            41,773
   Contract distributions and
    terminations                            (108,867)         (52,218)         (131,095)         (9,197)          (34,788)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                 43,915          177,745            54,342          49,919           (80,560)
                                      --------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                              67,037        1,231,742           732,886         173,655           (73,575)
                                      --------------------------------------------------------------------------------------
Total increase (decrease)                    131,323          919,459           606,276          94,691           (65,258)
                                      --------------------------------------------------------------------------------------
Net assets at December 31, 2000              751,818        1,730,806         3,012,003         165,669           316,583

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)                4,298          (26,282)          (35,357)           (809)           (2,133)
   Net realized gain (loss) on
    investments and capital gains
    distributions                             (3,069)         (68,188)           (1,235)        (66,077)            6,503
   Net unrealized appreciation
    (depreciation) of investments              3,547         (183,811)         (367,728)         61,023           (16,740)
                                      --------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations           4,776         (278,281)         (404,320)         (5,863)          (12,370)

Changes from principal transactions:
   Purchase payments                         127,436          251,771           153,333          10,919            25,777
   Contract distributions and
    terminations                             (28,320)         (88,452)         (162,323)         (9,712)          (33,511)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                146,020           25,033          (172,811)       (161,013)           77,746
                                      --------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                             245,136          188,352          (181,801)       (159,806)           70,012
                                      --------------------------------------------------------------------------------------
Total increase (decrease)                    249,912          (89,929)         (586,121)       (165,669)           57,642
                                      --------------------------------------------------------------------------------------
NET ASSETS AT DECEMBER 31, 2001           $1,001,730       $1,640,877        $2,425,882        $      -          $374,225
                                      ======================================================================================


(a)  Commencement of operations May 11, 2000.                      (g)  Commencement of operations October 3, 2000.
(b)  Commencement of operations May 25, 2000.                      (h)  Commencement of operations November 14, 2000.
(c)  Commencement of operations June 21, 2000.                     (i)  Commencement of operations December 18, 2000.
(d)  Commencement of operations July 25, 2000.                     (j)  Commencement of operations May 1, 2001.
(e)  Commencement of operations September 20, 2000.                (k)  Commencement of operations May 4, 2001.
(f)  Commencement of operations September 29, 2000.                (l)  Commencement of operations December 18, 2001.

SEE ACCOMPANYING NOTES.




                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statements of Changes in Net Assets

                                   For the years ended December 31, 2001 and 2000, except as noted


                                           STRATEGIC                           MANAGED                              MID-CAP
                                             EQUITY         SMALL CAP           GLOBAL          LIQUID ASSET        GROWTH
                                            DIVISION         DIVISION          DIVISION           DIVISION         DIVISION
                                      ------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2000              $ 376,096       $ 1,220,774        $  983,600         $  502,868       $ 2,361,168

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)               21,907           813,374           415,112             20,464         1,996,463
   Net realized gain (loss) on
    investments                               59,260            64,356            35,298                  -           219,581
   Net unrealized appreciation
    (depreciation) of investments           (267,742)       (1,479,186)         (694,686)                 -        (2,198,889)
                                      ------------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations        (186,575)         (601,456)         (244,276)            20,464            17,155

Changes from principal transactions:
   Purchase payments                         558,750         1,169,009           518,699            599,793         1,999,718
   Contract distributions and
    terminations                              (3,726)          (66,599)          (72,916)          (116,594)         (282,075)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                 52,027           377,563           295,267             57,163         1,311,826
                                      ------------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                             607,051         1,479,973           741,050            540,362         3,029,469
                                      ------------------------------------------------------------------------------------------
Total increase (decrease)                    420,476           878,517           496,774            560,826         3,046,624
                                      ------------------------------------------------------------------------------------------
Net assets at December 31, 2000              796,572         2,099,291         1,480,374          1,063,694         5,407,792

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)              (10,859)          (29,176)          (19,946)            17,502           (65,961)
   Net realized gain (loss) on
    investments and capital gains
    distributions                            (98,703)         (317,804)          (60,912)                 -          (386,826)
   Net unrealized appreciation
    (depreciation) of investments            (95,312)          278,804          (134,373)                 -        (1,035,417)
                                      ------------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations        (204,874)          (68,176)         (215,231)            17,502        (1,488,204)

Changes from principal transactions:
   Purchase payments                           7,391           116,278            71,007            318,452           306,602
   Contract distributions and
    terminations                             (37,932)          (72,214)          (59,135)          (312,634)         (366,914)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                (52,742)          211,163            10,683            590,771           (52,108)
                                      ------------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                             (83,283)          255,227            22,555            596,589          (112,420)
                                      ------------------------------------------------------------------------------------------
Total increase (decrease)                   (288,157)          187,051          (192,676)           614,091        (1,600,624)
                                      ------------------------------------------------------------------------------------------
NET ASSETS AT DECEMBER 31, 2001            $ 508,415       $ 2,286,342        $1,287,698         $1,677,785       $ 3,807,168
                                      ==========================================================================================


(a)  Commencement of operations May 11, 2000.                      (g)  Commencement of operations October 3, 2000.
(b)  Commencement of operations May 25, 2000.                      (h)  Commencement of operations November 14, 2000.
(c)  Commencement of operations June 21, 2000.                     (i)  Commencement of operations December 18, 2000.
(d)  Commencement of operations July 25, 2000.                     (j)  Commencement of operations May 1, 2001.
(e)  Commencement of operations September 20, 2000.                (k)  Commencement of operations May 4, 2001.
(f)  Commencement of operations September 29, 2000.                (l)  Commencement of operations December 18, 2001.

SEE ACCOMPANYING NOTES.


13

                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statements of Changes in Net Assets

                                   For the years ended December 31, 2001 and 2000, except as noted


                                           CAPITAL
                                           GROWTH           RESEARCH       TOTAL RETURN         GROWTH         CORE BOND
                                          DIVISION          DIVISION         DIVISION          DIVISION         DIVISION
                                      --------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2000            $1,329,879       $ 4,366,418       $2,817,746       $ 6,448,964        $ 35,899

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)              22,249           488,373          236,659           483,933           5,771
   Net realized gain (loss) on
    investments                              (1,156)           74,873          (10,808)          231,979             (78)
   Net unrealized appreciation
    (depreciation) of investments          (305,402)         (907,288)         248,990        (3,366,236)         (4,031)
                                      --------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations       (284,309)         (344,042)         474,841        (2,650,324)          1,662

Changes from principal transactions:
   Purchase payments                        395,978           658,866          356,142         4,163,150          61,537
   Contract distributions and
    terminations                            (97,807)          (91,204)         (71,718)         (250,377)              -
   Transfer payments from (to)
    Fixed Account and other
    Divisions                               (52,789)          537,639          191,756           728,586          23,962
                                      --------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                            245,382         1,105,301          476,180         4,641,359          85,499
                                      --------------------------------------------------------------------------------------
Total increase (decrease)                   (38,927)          761,259          951,021         1,991,035          87,161
                                      --------------------------------------------------------------------------------------
Net assets at December 31, 2000           1,290,952         5,127,677        3,768,767         8,439,999         123,060

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)             (19,241)          (68,019)         111,400          (106,319)         (1,343)
   Net realized gain (loss) on
    investments and capital gains
    distributions                           (79,003)         (110,940)          80,806          (311,180)         (3,794)
   Net unrealized appreciation
    (depreciation) of investments          (117,406)       (1,043,572)        (242,030)       (2,384,246)          5,770
                                      --------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations       (215,650)       (1,222,531)         (49,824)       (2,801,745)            633

Changes from principal transactions:
   Purchase payments                        237,136           130,558          264,981           161,174           5,655
   Contract distributions and
    terminations                            (62,502)         (284,712)        (219,800)         (244,864)           (101)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                33,992          (170,729)         272,491          (103,452)        (14,599)
                                      --------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                            208,626          (324,883)         317,672          (187,142)         (9,045)
                                      --------------------------------------------------------------------------------------
Total increase (decrease)                    (7,024)       (1,547,414)         267,848        (2,988,887)         (8,412)
                                      --------------------------------------------------------------------------------------
NET ASSETS AT DECEMBER 31, 2001          $1,283,928       $ 3,580,263       $4,036,615       $ 5,451,112        $114,648
                                      ======================================================================================


(a)  Commencement of operations May 11, 2000.                      (g)  Commencement of operations October 3, 2000.
(b)  Commencement of operations May 25, 2000.                      (h)  Commencement of operations November 14, 2000.
(c)  Commencement of operations June 21, 2000.                     (i)  Commencement of operations December 18, 2000.
(d)  Commencement of operations July 25, 2000.                     (j)  Commencement of operations May 1, 2001.
(e)  Commencement of operations September 20, 2000.                (k)  Commencement of operations May 4, 2001.
(f)  Commencement of operations September 29, 2000.                (l)  Commencement of operations December 18, 2001.

SEE ACCOMPANYING NOTES.




                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statements of Changes in Net Assets

                                   For the years ended December 31, 2001 and 2000, except as noted


                                         DEVELOPING                               GROWTH &                         ALLOCATION
                                           WORLD             INVESTORS             INCOME           ALL CAP          GROWTH
                                          DIVISION          DIVISION (e)         DIVISION(g)      DIVISION (a)     DIVISION (i)
                                      -----------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2000             $153,417           $      -            $     -          $      -         $      -

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)             (1,104)             2,082                 (9)           11,386               22
   Net realized gain (loss) on
    investments                             (1,532)                 3                  -             3,501                -
   Net unrealized appreciation
    (depreciation) of investments          (67,634)              (776)               (12)           (5,786)              37
                                      -----------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations       (70,270)             1,309                (21)            9,101               59

Changes from principal transactions:
   Purchase payments                        98,466             81,929              3,997           465,548           33,485
   Contract distributions and
    terminations                                 -             (2,224)                 -            (9,301)               -
   Transfer payments from (to)
    Fixed Account and other
    Divisions                              (26,368)             1,500                  -           136,940                -
                                      -----------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                            72,098             81,205              3,997           593,187           33,485
                                      -----------------------------------------------------------------------------------------
Total increase (decrease)                    1,828             82,514              3,976           602,288           33,544
                                      -----------------------------------------------------------------------------------------
Net assets at December 31, 2000            155,245             82,514              3,976           602,288           33,544

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)               (396)              (896)              (223)           (3,614)              74
   Net realized gain (loss) on
    investments and capital gains
    distributions                          (16,231)            (6,275)              (981)          (30,240)            (682)
   Net unrealized appreciation
    (depreciation) of investments             (195)            (2,414)            (1,634)            7,307           (6,307)
                                      -----------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations       (16,822)            (9,585)            (2,838)          (26,547)          (6,915)

Changes from principal transactions:
   Purchase payments                         6,561             53,677             49,017           322,585          160,481
   Contract distributions and
    terminations                            (8,875)            (6,266)                 -           (45,052)          (7,464)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                              169,194             25,764              4,882            31,180                -
                                      -----------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                           166,880             73,175             53,899           308,713          153,017
                                      -----------------------------------------------------------------------------------------
Total increase (decrease)                  150,058             63,590             51,061           282,166          146,102
                                      -----------------------------------------------------------------------------------------
NET ASSETS AT DECEMBER 31, 2001           $305,303           $146,104            $55,037          $884,454         $179,646
                                      =========================================================================================


(a)  Commencement of operations May 11, 2000.                      (g)  Commencement of operations October 3, 2000.
(b)  Commencement of operations May 25, 2000.                      (h)  Commencement of operations November 14, 2000.
(c)  Commencement of operations June 21, 2000.                     (i)  Commencement of operations December 18, 2000.
(d)  Commencement of operations July 25, 2000.                     (j)  Commencement of operations May 1, 2001.
(e)  Commencement of operations September 20, 2000.                (k)  Commencement of operations May 4, 2001.
(f)  Commencement of operations September 29, 2000.                (l)  Commencement of operations December 18, 2001.

SEE ACCOMPANYING NOTES.


14

                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statements of Changes in Net Assets

                                   For the years ended December 31, 2001 and 2000, except as noted


                                            DIVERSIFIED       LARGE CAP          SPECIAL           INTERNET        WORLDWIDE
                                              MID-CAP           VALUE           SITUATIONS        TOLLKEEPER         GROWTH
                                             DIVISION (h)     DIVISION (c)      DIVISION (f)      DIVISION (j)     DIVISION (b)
                                      -----------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2000                $      -         $      -          $    -            $     -           $     -

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)                     2              615               -                  -               (46)
   Net realized gain (loss) on
    investments                                     -             (988)              -                  -               (16)
   Net unrealized appreciation
    (depreciation) of investments                  63           (1,331)              -                  -            (2,136)
                                      -----------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations               65           (1,704)              -                  -            (2,198)

Changes from principal transactions:
   Purchase payments                            2,500          111,441               -                  -                 9
   Contract distributions and
    terminations                                    -           (1,991)              -                  -              (110)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                      (1)          11,799               -                  -            21,637
                                      -----------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                                2,499          121,249               -                  -            21,536
                                      -----------------------------------------------------------------------------------------
Total increase (decrease)                       2,564          119,545               -                  -            19,338
                                      -----------------------------------------------------------------------------------------
Net assets at December 31, 2000                 2,564          119,545               -                  -            19,338

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)                  (324)          (4,115)            (38)              (183)             (247)
   Net realized gain (loss) on
    investments and capital gains
    distributions                              (4,255)         (18,446)             (4)                94            (2,959)
   Net unrealized appreciation
    (depreciation) of investments               9,089           16,551            (432)            (7,078)             (917)
                                      -----------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations            4,510           (6,010)           (474)            (7,167)           (4,123)

Changes from principal transactions:
   Purchase payments                           47,199          146,606           7,000             28,033                 2
   Contract distributions and
    terminations                                    -          (18,718)              -               (167)              (69)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                  61,216          249,538               -                  -             2,699
                                      -----------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                              108,415          377,426           7,000             27,866             2,632
                                      -----------------------------------------------------------------------------------------
Total increase (decrease)                     112,925          371,416           6,526             20,699            (1,491)
                                      -----------------------------------------------------------------------------------------
NET ASSETS AT DECEMBER 31, 2001              $115,489         $490,961          $6,526            $20,699           $17,847
                                      =========================================================================================


(a)  Commencement of operations May 11, 2000.                      (g)  Commencement of operations October 3, 2000.
(b)  Commencement of operations May 25, 2000.                      (h)  Commencement of operations November 14, 2000.
(c)  Commencement of operations June 21, 2000.                     (i)  Commencement of operations December 18, 2000.
(d)  Commencement of operations July 25, 2000.                     (j)  Commencement of operations May 1, 2001.
(e)  Commencement of operations September 20, 2000.                (k)  Commencement of operations May 4, 2001.
(f)  Commencement of operations September 29, 2000.                (l)  Commencement of operations December 18, 2001.

SEE ACCOMPANYING NOTES.




                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statements of Changes in Net Assets

                                   For the years ended December 31, 2001 and 2000, except as noted

                                                                                                  SP JENNISON
                                            GROWTH                            SMALL CAP          INTERNATIONAL      PRUDENTIAL
                                        OPPORTUNITIES        MAGNACAP       OPPORTUNITIES            GROWTH          JENNISON
                                         DIVISION (J)      DIVISION (K)      DIVISION (L)         DIVISION (H)      DIVISION (D)
                                      -----------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2000                $     -            $     -           $     -         $      -           $     -

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)                    -                  -                 -               (7)            1,839
   Net realized gain (loss) on
    investments                                    -                  -                 -                -                 3
   Net unrealized appreciation
    (depreciation) of investments                  -                  -                 -             (225)           (5,550)
                                      -----------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations               -                  -                 -             (232)           (3,708)

Changes from principal transactions:
   Purchase payments                               -                  -                 -            7,494            19,166
   Contract distributions and
    terminations                                   -                  -                 -                -                 -
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                      -                  -                 -                -                 -
                                      -----------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                                   -                  -                 -            7,494            19,166
                                      -----------------------------------------------------------------------------------------
Total increase (decrease)                          -                  -                 -            7,262            15,458
                                      -----------------------------------------------------------------------------------------
Net assets at December 31, 2000                    -                  -                 -            7,262            15,458

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)                 (163)               (40)               (5)            (617)             (581)
   Net realized gain (loss) on
    investments and capital gains
    distributions                                (28)                (9)                -             (313)              118
   Net unrealized appreciation
    (depreciation) of investments             (3,760)              (839)              (23)         (19,689)           (5,836)
                                      -----------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations          (3,951)              (888)              (28)         (20,619)           (6,299)

Changes from principal transactions:
   Purchase payments                          24,800             24,800             3,843           85,016            40,656
   Contract distributions and
    terminations                                   -                  -                 -                -                 -
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                      -                  -             6,789            6,083             3,333
                                      -----------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                              24,800             24,800            10,632           91,099            43,989
                                      -----------------------------------------------------------------------------------------
Total increase (decrease)                     20,849             23,912            10,604           70,480            37,690
                                      -----------------------------------------------------------------------------------------
NET ASSETS AT DECEMBER 31, 2001              $20,849            $23,912           $10,604         $ 77,742           $53,148
                                      =========================================================================================


(a)  Commencement of operations May 11, 2000.                      (g)  Commencement of operations October 3, 2000.
(b)  Commencement of operations May 25, 2000.                      (h)  Commencement of operations November 14, 2000.
(c)  Commencement of operations June 21, 2000.                     (i)  Commencement of operations December 18, 2000.
(d)  Commencement of operations July 25, 2000.                     (j)  Commencement of operations May 1, 2001.
(e)  Commencement of operations September 20, 2000.                (k)  Commencement of operations May 4, 2001.
(f)  Commencement of operations September 29, 2000.                (l)  Commencement of operations December 18, 2001.

SEE ACCOMPANYING NOTES.


15

                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statements of Changes in Net Assets

                                   For the years ended December 31, 2001 and 2000, except as noted

                                                            PIMCO STOCKSPLUS
                                            PIMCO HIGH          GROWTH &                            SELECT HIGH       SELECT HIGH
                                            YIELD BOND          INCOME            APPRECIATION        GROWTH             GROWTH
                                             DIVISION           DIVISION            DIVISION         DIVISION           DIVISION
                                      ---------------------------------------------------------------------------- -----------------
NET ASSETS AT JANUARY 1, 2000                $ 40,604            $325,313          $5,325,309        $1,889,359        $3,176,344

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)                 7,250              21,493              54,482            46,559           142,325
   Net realized gain (loss) on
    investments                                (4,674)            (12,502)             99,237            46,327            93,104
   Net unrealized appreciation
    (depreciation) of investments              (4,867)            (48,296)           (228,269)         (263,382)         (425,005)
                                      ----------------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations           (2,291)            (39,305)            (74,550)         (170,496)         (189,576)

Changes from principal transactions:
   Purchase payments                           44,923              70,951            (369,435)            4,403          (237,769)
   Contract distributions and
    terminations                               (4,122)             (6,321)             51,204          (300,184)           61,859
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                  26,137             (87,038)             36,034           222,744          (229,023)
                                      ----------------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                               66,938             (22,408)           (282,197)          (73,037)         (404,933)
                                      ----------------------------------------------------------------------------------------------
Total increase (decrease)                      64,647             (61,713)           (356,747)         (243,533)         (594,509)
                                      ----------------------------------------------------------------------------------------------
Net assets at December 31, 2000               105,251             263,600           4,968,562         1,645,826         2,581,835

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)                11,686               6,271             (32,919)           39,601           (37,941)
   Net realized gain (loss) on
    investments and capital gains
    distributions                              (9,140)            (12,522)             24,060            47,471           (11,083)
   Net unrealized appreciation
    (depreciation) of investments              (2,837)            (24,553)           (272,782)         (310,568)         (242,064)
                                      ----------------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations             (291)            (30,804)           (281,641)         (223,496)         (291,088)

Changes from principal transactions:
   Purchase payments                          273,600              24,725              26,026             4,382             4,939
   Contract distributions and
    terminations                               (5,662)            (11,191)           (424,933)         (193,814)         (117,742)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                  67,214             (31,633)            (55,484)          (58,191)          (29,117)
                                      ----------------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                              335,152             (18,099)           (454,391)         (247,623)         (141,920)
                                      ----------------------------------------------------------------------------------------------
Total increase (decrease)                     334,861             (48,903)           (736,032)         (471,119)         (433,008)
                                      ----------------------------------------------------------------------------------------------
NET ASSETS AT DECEMBER 31, 2001              $440,112            $214,697          $4,232,530        $1,174,707        $2,148,827
                                      ==============================================================================================


(a)  Commencement of operations May 11, 2000.                      (g)  Commencement of operations October 3, 2000.
(b)  Commencement of operations May 25, 2000.                      (h)  Commencement of operations November 14, 2000.
(c)  Commencement of operations June 21, 2000.                     (i)  Commencement of operations December 18, 2000.
(d)  Commencement of operations July 25, 2000.                     (j)  Commencement of operations May 1, 2001.
(e)  Commencement of operations September 20, 2000.                (k)  Commencement of operations May 4, 2001.
(f)  Commencement of operations September 29, 2000.                (l)  Commencement of operations December 18, 2001.

SEE ACCOMPANYING NOTES.




                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statements of Changes in Net Assets

                                   For the years ended December 31, 2001 and 2000, except as noted


                                             SELECT           SELECT         SELECT        SMITH BARNEY     SMITH BARNEY
                                            BALANCED       CONSERVATIVE      INCOME        MONEY MARKET    LARGE CAP VALUE
                                            DIVISION         DIVISION       DIVISION         DIVISION         DIVISION
                                      ------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2000              $4,106,503     $ 1,935,109      $ 398,713       $ 651,960         $2,399,560

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)               215,896          82,595         26,235          25,809             51,306
   Net realized gain (loss) on
    investments                                54,589          27,045         (2,403)              -              1,094
   Net unrealized appreciation
    (depreciation) of investments            (140,796)        (70,938)       (14,042)              -            199,216
                                      ------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations          129,689          38,702          9,790          25,809            251,616

Changes from principal transactions:
   Purchase payments                           61,595           1,153            (50)        (47,822)           (85,437)
   Contract distributions and
    terminations                             (196,624)        (29,967)       (40,147)         11,316            (58,701)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                (192,143)       (509,816)         3,462        (188,166)           (29,429)
                                      ------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                             (327,172)       (538,630)       (36,735)       (224,672)          (173,567)
                                      ------------------------------------------------------------------------------------
Total increase (decrease)                    (197,483)       (499,928)       (26,945)       (198,863)            78,049
                                      ------------------------------------------------------------------------------------
Net assets at December 31, 2000             3,909,020       1,435,181        371,768         453,097          2,477,609

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)               116,559          95,790         32,482          (8,814)            (3,959)
   Net realized gain (loss) on
    investments and capital gains
    distributions                             139,475         (93,023)       (45,201)              -             54,269
   Net unrealized appreciation
    (depreciation) of investments            (423,538)         18,857         18,803               -           (286,568)
                                      ------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations         (167,504)         21,624          6,084          (8,814)          (236,258)

Changes from principal transactions:
   Purchase payments                            7,663           1,383              -             301             43,475
   Contract distributions and
    terminations                             (223,473)        (23,045)        (8,180)       (515,217)          (102,702)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                               1,614,135      (1,435,143)      (369,672)        624,485            (85,397)
                                      ------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                            1,398,325      (1,456,805)      (377,852)        109,569           (144,624)
                                      ------------------------------------------------------------------------------------
Total increase (decrease)                   1,230,821      (1,435,181)      (371,768)        100,755           (380,882)
                                      ------------------------------------------------------------------------------------
NET ASSETS AT DECEMBER 31, 2001            $5,139,841     $         -      $       -       $ 553,852         $2,096,727
                                      ====================================================================================


(a)  Commencement of operations May 11, 2000.                      (g)  Commencement of operations October 3, 2000.
(b)  Commencement of operations May 25, 2000.                      (h)  Commencement of operations November 14, 2000.
(c)  Commencement of operations June 21, 2000.                     (i)  Commencement of operations December 18, 2000.
(d)  Commencement of operations July 25, 2000.                     (j)  Commencement of operations May 1, 2001.
(e)  Commencement of operations September 20, 2000.                (k)  Commencement of operations May 4, 2001.
(f)  Commencement of operations September 29, 2000.                (l)  Commencement of operations December 18, 2001.

SEE ACCOMPANYING NOTES.


16

            First Golden American Life Insurance Company of New York
                              Separate Account NY-B

                       Statements of Changes in Net Assets

         For the years ended December 31, 2001 and 2000, except as noted

                                           SMITH BARNEY       SMITH BARNEY
                                           INTERNATIONAL          HIGH
                                              EQUITY             INCOME
                                             DIVISION           DIVISION
                                      -----------------------------------
NET ASSETS AT JANUARY 1, 2000               $ 708,424           $380,762

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)                (7,767)            24,584
   Net realized gain (loss) on
    investments                                15,140            (14,838)
   Net unrealized appreciation
    (depreciation) of investments            (220,801)           (46,120)
                                      -----------------------------------
   Net increase (decrease) in net
    assets resulting from operations         (213,428)           (36,374)

Changes from principal transactions:
   Purchase payments                            9,709              1,379
   Contract distributions and
    terminations                              (48,180)           (46,123)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                 199,624              7,475
                                      -----------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                              161,153            (37,269)
                                      -----------------------------------
Total increase (decrease)                     (52,275)           (73,269)
                                      -----------------------------------
Net assets at December 31, 2000               656,149            307,119

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)                (8,772)            29,023
   Net realized gain (loss) on
    investments and capital gains
    distributions                              (2,291)           (11,813)
   Net unrealized appreciation
    (depreciation) of investments            (192,077)           (31,402)
                                      -----------------------------------
   Net increase (decrease) in net
    assets resulting from operations         (203,140)           (14,192)

Changes from principal transactions:
   Purchase payments                            6,041                320
   Contract distributions and
    terminations                              (34,323)           (20,329)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                 (17,262)            28,968
                                      -----------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                              (45,544)             8,959
                                      -----------------------------------
Total increase (decrease)                    (248,684)            (5,233)
                                      -----------------------------------
NET ASSETS AT DECEMBER 31, 2001             $ 407,465           $301,886
                                      ===================================


(a)  Commencement of operations May 11, 2000.                      (g)  Commencement of operations October 3, 2000.
(b)  Commencement of operations May 25, 2000.                      (h)  Commencement of operations November 14, 2000.
(c)  Commencement of operations June 21, 2000.                     (i)  Commencement of operations December 18, 2000.
(d)  Commencement of operations July 25, 2000.                     (j)  Commencement of operations May 1, 2001.
(e)  Commencement of operations September 20, 2000.                (k)  Commencement of operations May 4, 2001.
(f)  Commencement of operations September 29, 2000.                (l)  Commencement of operations December 18, 2001.

SEE ACCOMPANYING NOTES.




            First Golden American Life Insurance Company of New York
                              Separate Account NY-B

                          Notes to Financial Statements

                                December 31, 2001

1. ORGANIZATION

First Golden American Life Insurance Company of New York Separate Account NY-B (the "Account") was established by First Golden American Life Insurance Company of New York ("First Golden") to support the operations of variable annuity contracts ("Contracts"). First Golden is a wholly owned subsidiary of Golden American Life Insurance Company ("Golden American"), a wholly owned subsidiary of Equitable Life Insurance Company of Iowa ("Equitable Life"). First Golden is primarily engaged in the issuance of variable insurance products and is licensed as a stock life insurance company in the states of New York and Delaware.

Operations of the Account commenced on May 19, 1997. The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. First Golden provides for variable accumulation and benefits under the contracts by crediting annuity considerations to one or more divisions within the Account or the First Golden Fixed Separate Account, which is not part of the Account, as directed by the Contractowners. The portion of the Account's assets applicable to Contracts will not be chargeable with liabilities arising out of any other business First
Golden may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of First Golden. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of First Golden.

At December 31, 2001, the Account had, under First Golden's GoldenSelect Contracts ("DVA Plus"), thirty-five investment divisions: Limited Maturity Bond, Hard Assets, Real Estate, Fully Managed, Equity Income, Capital Appreciation, Rising Dividends, Value Equity, Strategic Equity, Small Cap, Managed Global, Liquid Asset, Mid-Cap Growth, Capital Growth, Research, Total Return, Growth, Core Bond, Developing World, Investors Series, Growth & Income, All Cap, Asset Allocation Growth, Diversified Mid-Cap, Large Cap Value, Special Situations, Internet Tollkeeper, Worldwide Growth, Growth Opportunities, MagnaCap, Small Cap Opportunities, SP Jennison International Growth, Prudential Jennison, PIMCO High Yield Bond, and PIMCO StocksPLUS Growth and Income. The Account also had, under First Golden's Empire PrimElite Contracts ("Empire DVA"), eleven investment divisions: Appreciation, Select High Growth, Select Growth, Select Balanced, Smith Barney Money Market, Smith Barney Large Cap Value, Smith Barney

            First Golden American Life Insurance Company of New York
                              Separate Account NY-B

                    Notes to Financial Statements (continued)


1. ORGANIZATION (CONTINUED)

International Equity, Smith Barney High Income, Mid-Cap Growth, Research, and Total Return Divisions (collectively with the divisions noted above, "Divisions"). The assets in each Division are invested in shares of a designated series ("Series," which may also be referred to as a "Portfolio") of mutual funds of The GCG Trust, Pilgrim Variable Insurance Trust, Pilgrim Variable Products Trust, Prudential Series Fund, Inc., PIMCO Variable Insurance Trust, Greenwich Street Series Fund Inc., Smith Barney Concert Allocation Series Inc., or Travelers Series Fund Inc. (the "Trusts"). At December 31, 2001, Galaxy VIP Asset Allocation, Galaxy VIP Equity Funds, Galaxy VIP Growth & Income, Galaxy VIP High Quality, and Galaxy VIP Small Company divisions were available under GoldenSelect Contracts but did not have investments.

On January 28, 2000, the consolidation of All-Growth Series into the Mid-Cap Growth Series took place at no cost to current contract holders. The separate accounts in the Series substituted shares of Mid-Cap Growth Series for shares of All-Growth Series.

Following approval by its shareholders, the Emerging Markets Series was merged into the Developing World Series on April 27, 2001 at no cost to current contract holders. Directed Services, Inc., the Series' manager, absorbed all costs associated with the merger.

Following approval by their respective shareholders, the Smith Barney Select Income Series and Smith Barney Select Conservative Series were consolidated by a merger of their assets into the Smith Barney Select Balanced Series on April 27, 2001 at no cost to current contract holders. Travelers Investment Adviser, Inc., the Series' manager, absorbed all costs associated with the merger.

On May 1, 2001, Pacific Investment Manager began serving as Portfolio Manager for the Global Fixed Income Series. At that date, the name of the Global Fixed Income Series was changed to the Core Bond Series.

All contracts in the Account are currently in the accumulation period.

2. SIGNIFICANT ACCOUNTING POLICIES

The  following  is a  summary  of the  significant  accounting  policies  of the
Account:

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENTS

Investments are made in shares of a Series or Portfolio of the Trusts and are valued at the net asset value per share of the respective Series or Portfolio of the Trusts. Investment transactions in each Series or Portfolio of the Trusts are recorded on the trade date. Distributions of net investment income and capital gains from each Series or Portfolio of the Trusts are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Series or Portfolio of the Trusts are determined on the specific identification basis.

FEDERAL INCOME TAXES

Operations of the Account form a part of, and are taxed with, the total operations of First Golden which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the Contractowners are excluded in the determination of the federal income tax liability of First Golden.


3. CHARGES AND FEES

There are two different death benefit options referred to as Standard and Annual Ratchet. Under the terms of the Contracts, certain charges are allocated to the Contracts to cover First Golden's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

MORTALITY AND EXPENSE RISK CHARGES

First Golden assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of 1.10% and 1.25% of the assets attributable to the Standard and Annual Ratchet, respectively, to cover these risks.

ASSET BASED ADMINISTRATIVE CHARGES

A daily charge at an annual rate of .15% of assets attributable to the Contracts is deducted.

ADMINISTRATIVE CHARGES

An administrative charge of $30 per Contract year is deducted from the accumulation value of the Contracts to cover ongoing administrative expenses. The charge is incurred at the beginning of the Contract processing period and deducted at the end of the Contract processing period.

CONTINGENT DEFERRED SALES CHARGES

A contingent deferred sales charge ("Surrender Charge") is imposed as a percentage of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken during the seven-year period from the date a premium payment is received. The Surrender Charge is imposed at a rate of 7% during the first year of purchase declining to 6%, 5%, 4%, 3%, 2%, and 1% in the second, third, fourth, fifth, sixth, and seventh years, respectively.

PREMIUM TAXES

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the payment by First Golden depends on the annuitant's state of residence and currently ranges up to 3.5% of premiums.



4. PURCHASES AND SALES OF INVESTMENT SECURITIES

The aggregate cost of purchases and proceeds from sales of investments follows:

                                                                      YEAR ENDED DECEMBER 31
                                                                2001                           2000
                                                    -------------------------------------------------------------
                                                      PURCHASES        SALES         PURCHASES        SALES
                                                    -------------------------------------------------------------
The GCG Trust:
    Limited Maturity Bond Series                      $   889,498    $   760,939     $  691,679        $237,466
    Hard Assets Series                                     13,186          1,984          9,607             343
    All - Growth Series                                         -              -         83,052         166,169
    Real Estate Series                                    169,389        261,498        190,954           3,568
    Fully Managed Series                                  388,908        187,847        427,862          75,543
    Equity Income Series                                  429,134        161,131        318,824         207,959
    Capital Appreciation Series                           379,326        217,256      1,385,459         111,619
    Rising Dividends Series                               243,497        432,109      1,151,807         368,143
    Emerging Markets Series                                     -        160,615        193,775          22,463
    Value Equity Series                                   198,840        126,456        168,719         242,866
    Strategic Equity Series                               102,115        195,504        774,172         145,214
    Small Cap Series                                      542,972        316,920      2,529,682         236,335
    Managed Global Series                                 167,686        165,076      1,276,406         120,244
    Liquid Asset Series                                 2,083,703      1,469,612      1,333,103         772,277
    Mid-Cap Growth Series                                 696,916        870,078      5,504,012         478,080
    Capital Growth Series                                 361,713        172,327        579,403         311,772
    Research Series                                       362,535        662,689      1,882,115         288,441
    Total Return Series                                   894,329        380,116      1,067,893         355,054
    Growth Series                                         546,215        839,676      5,666,469         541,177
    Core Bond Series                                       29,322         39,436         92,133             863
    Developing World Series                               198,952         32,007        126,773          55,779
    Investors Series                                      111,971         39,690         85,773           2,486


                                                                 21


4. PURCHASES AND SALES OF INVESTMENT SECURITIES (CONTINUED)

                                                                                    YEAR ENDED DECEMBER 31
                                                                              2001                           2000
                                                            ----------------------------------------------------------------
                                                                  PURCHASES            SALES      PURCHASES          SALES
                                                            ----------------------------------------------------------------
The GCG Trust (continued):
    Growth and Income Series                                    $    62,880      $     9,204    $     4,001     $       13
    All Cap Series                                                  623,830          317,352        684,588         80,015
    Asset Allocation Growth Series                                  162,026            8,935         33,521             14
    Diversified Mid-Cap Series                                      146,615           38,523          2,506              5
    Large Cap Value Series                                          481,033          107,722        143,254         21,390
    Special Situations Series                                         7,017               55              -              -
    Internet Tollkeeper Series                                       31,585            3,902              -              -
Pilgrim Variable Insurance Trust:
    Worldwide Growth Fund                                            12,658           10,273         21,691            201
Pilgrim Variable Products Trust:
    Growth Opportunities Portfolio                                   24,801              164              -              -
    MagnaCap Portfolio                                               24,942              182              -              -
    Small Cap Opportunities Portfolio                                10,631                4              -              -
Prudential Series Fund, Inc.:
    SP Jennison International Growth Portfolio                       91,120              638          7,494              7
    Prudential Jennison Portfolio                                    44,369              541         21,112            107
PIMCO Variable Insurance Trust:
    PIMCO High Yield Bond Portfolio                                 454,888          108,050        147,787         73,599
    PIMCO StocksPLUS Growth and Income Portfolio                     37,390           46,876        158,113        159,028
Greenwich Street Series Fund, Inc.:
    Appreciation Portfolio                                          167,769          655,080        539,293        767,008
Smith Barney Concert Allocation Series, Inc.:
    Select High Growth Portfolio                                    143,860          289,843        195,932        222,410
    Select Growth Portfolio                                          32,146          212,009        353,924        616,532
    Select Balanced Portfolio                                     2,192,989          520,039        470,803        582,079
    Select Conservative Portfolio                                   114,602        1,464,977        103,937        559,972
    Select Income Portfolio                                          62,865          408,235         35,598         46,098
Travelers Series Fund Inc.:
    Smith Barney Money Market Portfolio                             383,745          282,990        121,103        319,966
    Smith Barney Large Cap Value Portfolio                          198,436          268,324        172,182        294,443
    Smith Barney International Equity Portfolio                       7,043           61,359        209,558         56,172
    Smith Barney High Income Portfolio                               72,767           34,785         47,424         60,109
                                                            ----------------------------------------------------------------
COMBINED                                                        $14,402,214      $12,343,028    $29,013,493     $8,603,029
                                                            ================================================================


                                                                 22


5. CHANGES IN UNITS

The changes in units outstanding for the years ended December 31, 2001 and 2000 were as follows:

                                                                           YEAR ENDED DECEMBER 31
                                                              2001                                       2000
                                             ------------------------------------------------------------------------------------
                                                UNITS         UNITS     NET INCREASE      UNITS          UNITS     NET INCREASE
                                                ISSUED      REDEEMED     (DECREASE)       ISSUED       REDEEMED     (DECREASE)
                                             ------------------------------------------------------------------------------------
The GCG Trust:
     Limited Maturity Bond Division               45,317       40,023          5,294       37,541         13,319        24,222
     Hard Assets Division                            849          104            745          593             11           582
     All - Growth Division                             -            -              -            -          5,120       (5,120)
     Real Estate Division                          5,800        9,685         (3,885)       7,212             99         7,113
     Fully Managed Division                       12,289        6,582          5,707       15,212          3,076        12,136
     Equity Income Division                       17,051        6,641         10,410       12,515          9,987         2,528
     Capital Appreciation Division                16,805        9,678          7,127       47,365          5,584        41,781
     Rising Dividends Division                    10,200       18,955         (8,755)      41,899         14,275        27,624
     Emerging Markets Division                     2,212       23,542        (21,330)      17,652          2,282        15,370
     Value Equity Division                        10,835        6,679          4,156        9,825         14,634        (4,809)
     Strategic Equity Division                     6,287       13,818         (7,531)      31,128          6,205        24,923
     Small Cap Division                           32,197       18,394         13,803       71,148         10,576        60,572
     Managed Global Division                       9,780        9,693             87       38,934          6,732        32,202
     Liquid Asset Division                       132,337       95,467         36,870       85,144         50,502        34,642
     Mid-Cap Growth Division                      19,763       28,115         (8,352)      82,804         14,454        68,350
     Capital Growth Division                      25,483       12,847         12,636       28,812         16,983        11,829
     Research Division                            14,122       33,251        (19,129)      49,752         11,316        38,436
     Total Return Division                        35,039       20,410         14,629       47,194         21,667        25,527
     Growth Division                              31,863       55,292        (23,429)     179,467         21,563       157,904
     Core Bond Division                            2,494        3,312           (818)       7,436              -         7,436
     Developing World Division                    26,947        4,335         22,612       12,492          5,232         7,260
     Investors Division                           10,354        3,940          6,414        7,530            203         7,327
     Growth and Income Division                    7,033        1,251          5,782          400              -           400
     All Cap Division                             53,368       29,399         23,969       59,509          7,552        51,957
     Asset Allocation Growth Division             17,987          868         17,119        3,577              -         3,577
     Diversified Mid-Cap Division                 17,376        4,943         12,433          260              -           260
      Large Cap Value Division                    49,302       11,651         37,651       13,379          2,042        11,337
     Special Situations Division                   3,071          354          2,717            -              -             -
     Internet Tollkeeper Division                    783            -            783            -              -             -
Pilgrim Variable Insurance Trust:
     Worldwide Growth Division                     1,701        1,368            333        2,221             13         2,208


                                                                 23


5. CHANGES IN UNITS (CONTINUED)

                                                                                YEAR ENDED DECEMBER 31
                                                                   2001                                       2000
                                                 ----------------------------------------------------------------------------------
                                                   UNITS        UNITS     NET INCREASE         UNITS         UNITS     NET INCREASE
                                                  ISSUED      REDEEMED     (DECREASE)         ISSUED       REDEEMED     (DECREASE)
                                                 ----------------------------------------------------------------------------------
Pilgrim Variable Products Division:
     Growth Opportunities Division                   2,676            -          2,676               -             -            -
     MagnaCap Division                               2,556            -          2,556               -             -            -
     Small Cap Opportunities Division                1,272            -          1,272               -             -            -
Prudential Series Fund, Inc.:
     SP Jennison International Growth Division      13,579            -         13,579            848              -          848
     Prudential Jennison Division                    6,470            3          6,467          1,969              -        1,969
PIMCO Variable Insurance Trust:
     PIMCO High Yield Bond Division                 43,752       10,711         33,041         13,902          7,348        6,554
     PIMCO StocksPLUS Growth and Income Division
                                                     2,277        3,787         (1,510)        10,403         12,699       (2,296)
Greenwich Street Series Fund, Inc.:
     Appreciation Division                           7,520       35,184        (27,664)        25,706         40,280      (14,574)
Smith Barney Concert Allocation Series, Inc.:
     Select High Growth Division                     1,299       21,885        (20,586)         7,774         13,478       (5,704)
     Select Growth Division                          2,883       15,318        (12,435)        13,266         43,074      (29,808)
     Select Balanced Division                      140,504       35,796        104,708         15,901         41,347      (25,446)
     Select Conservative Division                      102      117,061       (116,959)            30         45,585      (45,555)
     Select Income Division                          2,399       34,162        (31,763)           356          3,493       (3,137)
Travelers Series Fund Inc.:
     Smith Barney Money Market Division             29,379       22,271          7,108          7,436         26,129      (18,693)
     Smith Barney Large Cap Value Division           4,924       12,600         (7,676)         5,045         14,477       (9,432)
     Smith Barney International Equity Division        595        3,732         (3,137)         9,396          2,439        6,957
     Smith Barney High Income Division               3,435        2,559            876          1,209          4,272       (3,063)
                                                 ----------------------------------------------------------------------------------
COMBINED                                           884,267      785,666         98,601      1,024,242        498,048      526,194
                                                 ==================================================================================


                                                                 24

            First Golden American Life Insurance Company of New York
                              Separate Account NY-B

                    Notes to Financial Statements (continued)

6. UNIT VALUES

A summary of unit values and units outstanding for variable annuity contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the year ended December 31, 2001, along with unit values for the year ended December 31, 2000, follows:

                                             ----------------------  --------------------------------------------
                                             At December 31, 2000               At December 31, 2001
                                             ----------------------  --------------------------------------------

                                                Unit Fair Value      Units       Unit Fair Value     Net Assets
                  Division                     lowest to highest      (000s)    lowest to highest      (000s)
-------------------------------------------------------------------  ---------  ------------------  -------------
The GCG Trust:
     Limited Maturity Bond Series              $17.76 to $18.08          44     $19.06 to $19.44         $838
     Hard Assets Series                        $16.30 to $16.61           2     $14.13 to $14.42           26
     Real Estate Series                        $26.64 to $27.12           5     $28.40 to $28.96          148
     Fully Managed Series                      $26.03 to $26.51          42     $28.22 to $28.77        1,208
     Equity Income Series                      $23.91 to $24.35          42     $23.90 to $24.37        1,002
     Capital Appreciation Series               $25.17 to $25.50          76     $21.60 to $21.91        1,641
     Rising Dividends Series                   $24.93 to $25.21         112     $21.64 to $21.92        2,426
     Value Equity Series                       $19.46 to $19.63          20     $18.34 to $18.53          374
     Strategic Equity Series                   $18.92 to $19.07          35     $14.71 to $14.85          508
     Small Cap Series                          $18.40 to $18.54         128     $17.87 to $18.03        2,286
     Managed Global Series                     $20.19 to $20.44          73     $17.54 to $17.78        1,288
     Liquid Asset Series                       $15.47 to $15.75         105     $15.84 to $16.15        1,678
     Mid-Cap Growth Series                     $42.23 to $42.70         120     $31.80 to $32.20        3,807
     Capital Growth Series                     $17.21 to $17.33          88     $14.64 to $14.76        1,284
     Research Series                           $26.39 to $26.63         175     $20.44 to $20.66        3,580
     Total Return Series                       $20.75 to $20.94         196     $20.56 to $20.78        4,037
     Growth Series                             $22.02 to $22.17         360     $15.14 to $15.28        5,451
     Core Bond Series                          $11.74 to $11.85          10     $11.86 to $11.99          115
     Developing World Series                    $7.58 to $7.61           43      $7.08 to $7.12           305
     Investors Series                               $11.26               14     $10.63 to $10.66          146
     Growth and Income Series                        $9.94                6      $8.89 to $8.91            55
     All Cap Series                            $11.59 to $11.61          76     $11.65 to $11.68          884
     Asset Allocation Growth Series                  $9.38               21           $8.68               180
     Diversified Mid-Cap Series                      $9.86               13           $9.10               115
     Large Cap Value Series                    $10.54 to $10.56          49     $10.02 to $10.05          491
     Special Situations Series                         -                  1           $8.34                 7

                                             ---------------------------------------------------------------
                                                          For the Year Ended December 31, 2001
                                             ---------------------------------------------------------------
                                             Investment   Mortality, Expense Risk &
                                               Income     Asset Based Admin Charges       Total Return
                  Division                      Ratio         lowest to highest         lowest to highest
--------------------------------------------------------- --------------------------- ----------------------
The GCG Trust:
     Limited Maturity Bond Series                4.84%          1.25% to 1.40%           7.32% to 7.52%
     Hard Assets Series                          0.00           1.25% to 1.40%         -13.31% to -13.18%
     Real Estate Series                          2.23           1.25% to 1.40%           6.61% to 6.78%
     Fully Managed Series                        2.85           1.25% to 1.40%           8.41% to 8.53%
     Equity Income Series                        1.93           1.25% to 1.40%           -0.04% to 0.08%
     Capital Appreciation Series                 0.07           1.25% to 1.40%         -14.18% to -14.08%
     Rising Dividends Series                     0.29           1.25% to 1.40%         -13.20% to -13.05%
     Value Equity Series                         0.88           1.25% to 1.40%           -5.76% to -5.6%
     Strategic Equity Series                     0.00           1.25% to 1.40%         -22.25% to -22.13%
     Small Cap Series                            0.12           1.25% to 1.40%          -2.88% to -2.75%
     Managed Global Series                       0.11           1.25% to 1.40%         -13.13% to -13.01%
     Liquid Asset Series                         3.50           1.25% to 1.40%           2.39% to 2.54%
     Mid-Cap Growth Series                       0.33           1.25% to 1.40%         -24.70% to -24.59%
     Capital Growth Series                       0.00           1.25% to 1.40%          -14.93% to-14.83%
     Research Series                             0.11           1.25% to 1.40%         -22.55% to -22.42%
     Total Return Series                         4.44           1.25% to 1.40%          -0.92% to -0.76%
     Growth Series                               0.00           1.25% to 1.40%         -31.24% to -31.08%
     Core Bond Series                            0.23           1.25% to 1.40%           1.02% to 1.18%
     Developing World Series                     1.33           1.25% to 1.40%          -6.60% to -6.44%
     Investors Series                            0.90           1.25% to 1.40%                -5.6%
     Growth and Income Series                    0.91           1.25% to 1.40%               -10.36%
     All Cap Series                              1.10           1.25% to 1.40%           0.52% to 0.62%
     Asset Allocation Growth Series              1.43               1.40%                    -7.46%
     Diversified Mid-Cap Series                  0.65               1.40%                    -7.71%
     Large Cap Value Series                      0.28           1.25% to 1.40%          -4.93% to -4.83%
     Special Situations Series                    *                 1.25%                       *

                                                                 25

6. UNIT VALUES (CONTINUED)
                                             ----------------------  --------------------------------------------
                                             At December 31, 2000               At December 31, 2001
                                             ----------------------  --------------------------------------------

                                                Unit Fair Value      Units       Unit Fair Value     Net Assets
                  Division                     lowest to highest      (000s)    lowest to highest      (000s)
-------------------------------------------------------------------  ---------  ------------------  -------------
     Internet Tollkeeper Series                        -                  3           $7.62             $  21
Pilgrim Variable Insurance Trust:
     Worldwide Growth Fund                      $8.75 to $8.76            3           $7.02                18
Pilgrim Variable Products Trust:
     Growth Opportunities Portfolio                    -                  3           $7.79                21
     MagnaCap Portfolio                                -                  3           $9.35                24
     Small Cap Opportunities Portfolio                 -                  1       $8.33 to $8.34           11
Prudential Series Fund, Inc.:
     SP Jennison International
       Growth Portfolio                              $8.56               14      $5.39 to $5.42            78
     Prudential Jennison Portfolio                   $7.85                8      $6.30 to $6.31            53
PIMCO Variable Insurance Trust:
     PIMCO High Yield Bond Portfolio           $10.01 to $10.05          44     $10.10 to $10.16          440
     PIMCO StocksPLUS Growth and
       Income Portfolio                        $11.72 to $11.77          21     $10.23 to $10.29          215
Greenwich Street Series Fund, Inc.:
     Appreciation Portfolio                    $18.03 to $18.16         247     $17.07 to $17.22        4,233
Smith Barney Concert Allocation Series,
Inc.:
     Select High Growth Portfolio              $14.13 to $14.22          96     $12.25 to $12.34        1,175
     Select Growth Portfolio                   $13.33 to $13.41         181     $11.85 to $11.94        2,149
     Select Balanced Portfolio                 $13.08 to $13.16         403     $12.72 to $12.81        5,140
Travelers Series Fund Inc.:
     Smith Barney Money Market Portfolio       $12.31 to $12.39          44     $12.60 to $12.68          554
     Smith Barney Large Cap Value Portfolio    $21.16 to $21.34         109     $19.16 to $19.35        2,097
     Smith Barney International Equity
       Portfolio                               $17.74 to $17.89          34     $12.04 to $12.16          407
     Smith Barney High Income Portfolio        $12.46 to $12.56          25     $11.82 to $11.94          302

                                             ---------------------------------------------------------------
                                                          For the Year Ended December 31, 2001
                                             ---------------------------------------------------------------
                                             Investment   Mortality, Expense Risk &
                                               Income     Asset Based Admin Charges       Total Return
                  Division                      Ratio         lowest to highest         lowest to highest
--------------------------------------------------------- --------------------------- ----------------------
     Internet Tollkeeper Series                   *                 1.40%                       *
Pilgrim Variable Insurance Trust:
     Worldwide Growth Fund                      0.00                1.40%                    -19.77%
Pilgrim Variable Products Trust:
     Growth Opportunities Portfolio               *                 1.40%                       *
     MagnaCap Portfolio                           *                 1.40%                       *
     Small Cap Opportunities Portfolio            *             1.25% to 1.40%                  *
Prudential Series Fund, Inc.:
     SP Jennison International
       Growth Portfolio                         0.21            1.25% to 1.40%               -37.03%
     Prudential Jennison Portfolio              0.00            1.25% to 1.40%         -19.75% to -19.62%
PIMCO Variable Insurance Trust:
     PIMCO High Yield Bond Portfolio            7.42            1.25% to 1.40%           0.90% to 1.09%
     PIMCO StocksPLUS Growth and
       Income Portfolio                         4.22            1.25% to 1.40%         -12.71% to -12.57%
Greenwich Street Series Fund, Inc.:
     Appreciation Portfolio                     1.11            1.25% to 1.40%          -5.32% to -5.18%
Smith Barney Concert Allocation Series,
Inc.:
     Select High Growth Portfolio               4.99            1.25% to 1.40%         -13.31% to -13.22%
     Select Growth Portfolio                    0.00            1.25% to 1.40%         -11.10% to -10.96%
     Select Balanced Portfolio                  3.90            1.25% to 1.40%          -2.75% to -2.66%
Travelers Series Fund Inc.:
     Smith Barney Money Market Portfolio        3.59            1.25% to 1.40%           2.34% to 2.36%
     Smith Barney Large Cap Value Portfolio     1.36            1.25% to 1.40%          -9.45% to -9.33%
     Smith Barney International Equity
       Portfolio                                0.00            1.25% to 1.40%         -32.13% to -32.03%
     Smith Barney High Income Portfolio         11.37           1.25% to 1.40%          -5.14% to -4.94%


* As this  sub-account  is new in  2001,  this  ratio is not  meaningful  and is therefore not presented.
                                                                 26

 [EPE]
                       Statement of Additional Information

                                EMPIRE PRIMELITE

            DEFERRED COMBINATION VARIABLE AND FIXED ANNUITY CONTRACT

                         ISSUED BY SEPARATE ACCOUNT NY-B

                 OF RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK


This Statement of Additional Information is not a prospectus. The information contained herein should be read in conjunction with the prospectus for the ReliaStar Life Insurance Company of New York Deferred Combination Variable and Fixed Annuity Contract which is referred to herein.

The prospectus sets forth information that a prospective investor ought to know before investing. For a copy of the Prospectus, send a written request to ReliaStar Life Insurance Company of New York, Customer Service Center, 1000 woodbury Road, Suite 102, Woodbury, New York 11797 or telephone 1-800-963-9539.

                             DATE OF PROSPECTUS AND

                      STATEMENT OF ADDITIONAL INFORMATION:
                                  APRIL 1, 2002

                                TABLE OF CONTENTS

Item                                                                      Page
Introduction...............................................................1
Description of ReliaStar Life Insurance Company of New York................1
Safekeeping of Assets..................................................... 1
The Administrator..........................................................1
Independent Auditors.......................................................1
Distribution of Contracts..................................................2
Performance Information....................................................2
IRA Partial Withdrawal Option..............................................7
Other Information..........................................................7
Financial Statements of Separate Account NY-B..............................8

                                  INTRODUCTION

This Statement of Additional Information provides background information regarding Separate Account NY-B.

                     DESCRIPTION OF RELIASTAR LIFE INSURANCE

                               COMPANY OF NEW YORK

ReliaStar Life Insurance Company of New York ("ReliaStar of NY") is a stock life insurance company originally incorporated on June 11, 1917 under the name The Morris Plan Insurance Society. Effective April 1, 2002, ("merger date") First Golden American Life Insurance Company ("First Golden"), the original depositor for the variable insurance products offered through Separate Account NY-B, was merged into ReliaStar of NY. ReliaStar of NY is authorized to transact business in all states, the District of Columbia and the Dominican Republic and is principally engaged in the business of providing individual life insurance and annuities, employee benefit products and services, retirement plans, and life and health reinsurance. ReliaStar of NY is a wholly-owned subsidiary of Security-Connecticut Life Insurance Company and is an indirect wholly-owned subsidiary of ING Groep, N.V. ("ING").

                              SAFEKEEPING OF ASSETS

ReliaStar of NY acts as its own custodian for Separate Account NY-B.

                                THE ADMINISTRATOR

On November 8, 1996, First Golden American Life Insurance Company of New York ("First Golden") and Golden American Life Insurance Company ("Golden American") entered into an administrative service agreement pursuant to which Golden American agreed to provide certain accounting, actuarial, tax, underwriting, sales, management and other services to First Golden. Beginning on April 1, 2002, the effective date of the merger of First Golden into ReliaStar of NY ("merger date"), the expenses incurred by Golden American in relation to this service agreement will be reimbursed by ReliaStar of NY on an allocated cost basis. First Golden entered into a similar agreement with another affiliate, Equitable Life Insurance Company of Iowa ("Equitable Life"), for additional services. As of the merger date, ReliaStar of NY will be obligated to reimburse these expenses. For the years ended December 31, 2001 and 2000, First Golden incurred expenses of $122,000 and $412,000, respectively, under the agreement with Golden American and $0 and $340,000, respectively, under the agreement with Equitable Life.

Also on November 8, 1996, First Golden, Golden American and Directed Services, Inc. ("DSI") entered into a service agreement pursuant to which First Golden and Golden American agreed to provide DSI certain of its personnel to perform management, administrative and clerical services and the use of certain of its facilities. As of the merger date, ReliaStar of NY will provide its personnel to provide such services. ReliaStar of NY expects to charge DSI for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable, and second allocated based on the estimated amount of time spent by ReliaStar of NY's employees on behalf of DSI. For the year ended December 31, 2001, charges to Golden American and DSI for these services were $166,000 and $139,000, respectively.

                              INDEPENDENT AUDITORS

Ernst & Young LLP, independent auditors, performs annual audits of Separate Account NY-B. Ernst & Young LLP, independent auditors, has performed audits of Reliastar of NY in 2000 and 2001. Deloitte and Touche LLP, independent auditors, performed an annual audit of Reliastar of NY in 1999.

                            DISTRIBUTION OF CONTRACTS

The offering of contracts under the prospectus associated with this Statement of Additional Information is continuous. DSI, an affiliate of ReliaStar of NY, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products issued by ReliaStar of NY. The variable insurance products were sold primarily through two broker/dealer institutions during the year ended December 31, 1999, through three broker/dealer institutions during the year ended December 31, 2000 and through 125 broker/dealer institutions during the year ended December 31, 2001. For the years ended 2001, and 2000 commissions paid by First Golden to DSI aggregated $264,000 and $1,115,000 respectively. As of the merger date, ReliaStar of NY will be the depositor for these variable insurance products. All commissions received by the distributor were passed through to the broker-dealers who sold the contracts. DSI is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380-1478.

                             PERFORMANCE INFORMATION

Performance information for the subaccounts of Separate Account NY-B, including yields, standard annual returns and other non-standard measures of performance of all subaccounts, may appear in reports or promotional literature to current or prospective owners. Such non- standard measures of performance will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC. Negative values are denoted by parentheses. Performance information for measures other than total return do not reflect sales load which can have a maximum level of 7.5% of premium, and any applicable premium tax that can range from 0% to 3.5%.

SEC STANDARD MONEY MARKET SUBACCOUNT YIELDS
Current yield for the Liquid Asset Subaccount will be based on the change in the value of a hypothetical investment (exclusive of capital changes or income other than investment income) over a particular 7-day period, less a pro-rata share of subaccount expenses accrued over that period (the "base period"), and stated as a percentage of the investment at the start of the base period (the "base period return"). The base period return is then annualized by multiplying by 365/7, with the resulting yield figure carried to at least the nearest hundredth of one percent. Calculation of "effective yield" begins with the same "base period return" used in the calculation of yield, which is then annualized to reflect weekly compounding pursuant to the following formula:

  EFFECTIVE YIELD = [(BASE PERIOD RETURN) +1)365/7] - 1

The current yield and effective yield of the Liquid Asset Subaccount for the 7-day period December 25, 2001 to December 31, 2001 were 1.87% and 1.89%, respectively.

For for the 7-day period December 25, 2001 to December 31, 2001 , the annualized yield and effective yield for the Smith Barney Money Market Subaccount were 1.87% and 1.89%, respectively.

SEC STANDARD 30-DAY YIELD FOR ALL SUBACCOUNTS
Quotations of yield for the remaining subaccounts will be based on all investment income per Unit (contract value divided by the index of investment experience) earned during a particular 30-day period, less expenses accrued during the period ("net investment income"), and will be computed by dividing net investment income by the value of an accumulation unit on the last day of the period, according to the following formula:

                  Yield = 2 x [((a - b)/(c x d)  + 1)6 - 1]

Where:

[a] equals the net investment income earned during the period by the investment portfolio attributable to shares owned by a subaccount

[b]  equals the expenses accrued for the period (net of reimbursements)

[c] equals the average daily number of units outstanding during the period accumulation unit value

[d] equals the value (maximum offering price) per accumulation unit value on the last day of the period

Yield on subaccounts of Separate Account NY-B is earned from the increase in net asset value of shares of the Investment portfolio in which the Subaccount invests and from dividends declared and paid by the Investment portfolio, which are automatically reinvested in shares of the Investment portfolio.

SEC STANDARD AVERAGE ANNUAL TOTAL RETURN FOR ALL SUBACCOUNTS
Quotations of average annual total return for any Subaccount will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in a contract over a period of one, five and ten years (or, if less, up to the life of the investment portfolio), calculated pursuant to the formula:

                                      P(1+T)n = ERV

Where:

     (1)  [P] equals a hypothetical initial premium payment of $1,000

     (2)  [T] equals an average annual total return

     (3)  [n] equals the number of years

     (4) [ERV] equals the ending redeemable value of a hypothetical $1,000 initial premium payment made at the beginning of the period (or fractional portion thereof)

All total return figures reflect the deduction of the maximum sales load, the administrative charges, and the mortality and expense risk charges. The SEC requires that an assumption be made that the contract owner surrenders the entire contract at the end of the one, five and ten year periods (or, if less, up to the life of the security) for which performance is required to be calculated. This assumption may not be consistent with the typical contract owner's intentions in purchasing a contract and may adversely affect returns. Quotations of total return may simultaneously be shown for other periods, as well as quotations of total return that do not take into account certain contractual charges such as sales load.

Average Annual Total Return for the subaccounts is presented on a standardized basis, which includes deductions for the mortality and expense risk charge, administrative charge, contract charge and surrender charge for the period ending December 31, 2001 were as follows:

Average Annual Total Return for Period Ending 12/31/01 - Standardized

                                                    1 YEAR         5 YEARS       10 YEARS     FROM        INCEPTION
                                                                                             INCEPTION      DATE

THE GCG TRUST
Total Return                                        -7.93%          8.26%         n/a         10.42%      10/07/94
Research                                           -29.43%          4.56%         n/a         10.34%      10/07/94
Mid-Cap Growth                                     -31.56%         14.78%         n/a         17.30%      10/07/94

TRAVELERS SERIES FUND, INC.
Smith Barney Large Cap Value                       -16.41%          5.60%         n/a         10.00%      05/05/95
Smith Barney International Equity                  -38.96%         -2.88%         n/a          2.61%      03/27/95
Smith Barney High Income                           -12.08%         -1.35%         n/a          2.36%      04/28/95
Smith Barney Money Market                           -4.79%          2.86%         n/a          3.31%      05/24/95

GREENWICH STREET SERIES FUND
Appreciation                                       -12.30%          8.22%         n/a          9.42%      03/22/96

GREENWICH STREET SERIES FUND
Select High Growth                                 -20.24%           n/a          n/a          3.65%      02/05/97
Select Growth                                      -18.02%           n/a          n/a          2.94%      02/05/97
Select Balanced                                     -9.76%           n/a          n/a          4.47%      02/05/97

* Total return calculation reflects partial waiver of fees and expenses. # Non-annualized.


NON-STANDARD AVERAGE ANNUAL TOTAL RETURN FOR ALL SUBACCOUNTS
Quotations of non-standard average annual total return for any subaccount will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in a contract over a period of one, five and ten years (or, if less, up to the life of the Investment portfolio), calculated pursuant to the formula:

                                      P(1+T)n = ERV

  Where:

     (1)  [P] equals a hypothetical initial premium payment of $1,000

     (2)  [T] equals an average annual total return

     (3)  [n] equals the number of years

     (4) [ERV] equals the ending redeemable value of a hypothetical $1,000 initial premium payment made at the beginning of the period (or fractional portion thereof) assuming certain loading and charges are zero.

All total return figures reflect the deduction of the mortality and expense risk charge and the administrative charges, but not the deduction of the maximum sales load and the annual contract fee.

Average Annual Total Return for the subaccounts is presented on a non-standardized basis which includes deductions for the mortality and expense risk charge and administrative charge, but not for contract charge or surrender charge, for the period ending December 31, 2001 were as follows:

Average Annual Total Return for Period Ending 12/31/01 - Non-Standardized

                                                             1 YEAR          5 YEARS     10 YEARS   FROM    INCEPTION
                                                                                                   INCEPTION  DATE
THE GCG TRUST
Total Return                                                  -0.98%          8.70%       n/a      10.42%    10/07/94
Research                                                     -22.47%          5.06%       n/a      10.34%    10/07/94
Mid-Cap Growth                                               -24.59%         15.12%       n/a      17.30%    10/07/94

TRAVELERS SERIES FUND, INC.
Smith Barney Large Cap Value                                  -9.46%          6.08%       n/a      10.08%    05/05/95
Smith Barney International Equity                            -31.99%         -2.21%       n/a       2.74%    03/27/95
Smith Barney High Income                                      -5.13%         -0.72%       n/a       2.49%    04/28/95
Smith Barney Money Market                                      2.15%          3.39%       n/a       3.44%    05/24/95

GREENWICH STREET SERIES FUND
Appreciation                                                  -5.35%          8.65%       n/a       9.65%    03/22/96

GREENWICH STREET SERIES FUND
Select High Growth                                           -13.28%           n/a        n/a       4.18%    02/05/97
Select Growth                                                -11.07%           n/a        n/a       3.48%    02/05/97
Select Balanced                                               -2.81%           n/a        n/a       4.98%    02/05/97

* Total return calculation reflects partial waiver of fees and expenses. # Non-annualized.

Performance information for a Subaccount may be compared, in reports and promotional literature, to: (i) the Standard & Poor's 500 Stock Index ("S&P 500"), Dow Jones Industrial Average ("DJIA"), Donoghue Money Market Institutional Averages, or other indices that measure performance of a pertinent group of securities so that investors may compare a Subaccount's results with those of a group of securities widely regarded by investors as representative of the securities markets in general; (ii) other groups of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment companies by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons who rank such investment companies on overall performance or other criteria; and
(iii) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in the Contract. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

Performance information for any Subaccount reflects only the performance of a hypothetical contract under which contract value is allocated to a subaccount during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the portfolio of the investment portfolio of the Trust in which Separate Account NY-B Subaccounts invest, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

Reports and promotional literature may also contain other information including the ranking of any Subaccount derived from rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by other rating services, companies, publications, or other persons who rank separate accounts or other investment products on overall performance or other criteria.

PUBLISHED RATINGS From time to time, the rating of ReliaStar of NY as an insurance company by A.M. Best Company may be referred to in advertisements or in reports to contract owners. Each year A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Best's ratings range from A++ to F. An A++ and a A+ rating means, in the opinion of A.M.Best, that the insurer has demonstrated the strongest ability to meet its respective policyholder and other contractual obligations.

ACCUMULATION UNIT VALUE The calculation of the Accumulation Unit Value ("AUV") is discussed in the prospectus for the Contracts under "Performance Information.". Note that in your Contract, contract value is referred to as accumulation value. The following illustrations show a calculation of a new AUV and the purchase of Units (using hypothetical examples). Note that the examples below are calculated for a Contract issued with the Annual Ratchet Death Benefit Option, the death benefit option with the highest mortality and expense risk charge. The mortality and expense risk charge associated with the Standard Death Benefit Option is lower than that used in the examples and would result in higher AUV's or contract values.

ILLUSTRATION OF CALCULATION OF AUV
         EXAMPLE 1.

         1.   AUV, beginning of period                             $10.00000000
         2.   Value of securities, beginning of period             $10.00000000
         3.   Change in value of securities                          0.10000000
         4.   Gross investment return (3) divided by (2)             0.01000000
         5.   Less daily mortality and expense charge                0.00003446
         6.   Less asset based administrative charge                 0.00000411
         7.   Net investment return (4) minus (5) minus (6)          0.00996163
         8.   Net investment factor (1.000000) plus (7)              1.00996163
         9.   AUV, end of period (1) multiplied by (8)             $10.09961430

ILLUSTRATION OF PURCHASE OF UNITS (ASSUMING NO STATE PREMIUM TAX)
         EXAMPLE 2.

         1.   Initial Premium Payment                              $ 1,000
         2.   AUV on effective date of purchase (see Example 1)    $10.00000000
         3.   Number of Units purchased [(1) divided by (2)]       100.00000000
         4.   AUV for valuation date following purchase
              (see Example 1)                                      $10.09961430
         5.   Contract  Value in account for valuation date
              following purchase [(3) multiplied by (4)]            $  1,009.96


                          IRA PARTIAL WITHDRAWAL OPTION

If the contract owner has an IRA contract and will attain age 70 1/2 in the current calendar year, distributions will be made in accordance with the requirements of Federal tax law. This option is available to assure that the required minimum distributions from qualified plans under the Internal Revenue Code (the "Code") are made. Under the Code, distributions must begin no later than April 1st of the calendar year following the calendar year in which the contract owner attains age 70 1/2. If the required minimum distribution is not withdrawn, there may be a penalty tax in an amount equal to 50% of the difference between the amount required to be withdrawn and the amount actually withdrawn. Even if the IRA Partial Withdrawal Option is not elected distributions must nonetheless be made in accordance with the requirements of Federal tax law.

ReliaStar of NY notifies the contract owner of these regulations with a letter mailed on January 1st of the calendar year in which the contract owner reaches age 70 1/2 which explains the IRA Partial Withdrawal Option and supplies an election form. If electing this option, the owner specifies whether the withdrawal amount will be based on a life expectancy calculated on a single life basis (contract owner's life only) or, if the contract owner is married, on a joint life basis (contract owner's and spouse's lives combined). The contract owner selects the payment mode on a monthly, quarterly or annual basis. If the payment mode selected on the election form is more frequent than annually, the payments in the first calendar year in which the option is in effect will be based on the amount of payment modes remaining when ReliaStar of NY receives the completed election form.

ReliaStar of NY calculates the IRA Partial Withdrawal amount each year based on the minimum distribution rules. We do this by dividing the contract value by the life expectancy. In the first year withdrawals begin, we use the contract value as of the date of the first payment. Thereafter, we use the contract value on December 31st of each year. The life expectancy is recalculated each year. Certain minimum distribution rules govern payouts if the designated beneficiary is other than the contract owner's spouse and the beneficiary is more than ten years younger than the contract owner

                                OTHER INFORMATION

Registration statements have been filed with the SEC under the Securities Act of 1933 as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the registration statements, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

                  FINANCIAL STATEMENTS OF SEPARATE ACCOUNT NY-B

The financial statements of Separate Account NY-B are listed below and are included in this Statement of Additional Information:

         Report of Independent Auditors
         Audited Financial Statements
          Statement of Assets and Liability as of December 31, 2001
          Statement of Operations for the year ended December 31, 2001 Statements of Changes in Net Assets for the year ended December 31,
            2001 and December 31, 2000
         Notes to Financial Statements

            First Golden American Life Insurance Company of New York
                              Separate Account NY-B

                              Financial Statements


                          Year ended December 31, 2001




                                    CONTENTS

Report of Independent Auditors................................................1

Audited Financial Statements

Statements of Assets and Liabilities..........................................2
Statements of Operations......................................................7
Statements of Changes in Net Assets..........................................12
Notes to Financial Statements................................................17

                         Report of Independent Auditors

The Board of Directors and Participants
First Golden American Life Insurance Company of New York

We have audited the accompanying statement of assets and liabilities of First Golden American Life Insurance Company of New York Separate Account NY-B (comprised of the Limited Maturity Bond, Hard Assets, All-Growth, Real Estate, Fully Managed, Equity Income, Capital Appreciation, Rising Dividends, Emerging Markets, Value Equity, Strategic Equity, Small Cap, Managed Global, Liquid Asset, Mid-Cap Growth, Capital Growth, Research, Total Return, Growth, Core Bond, Developing World, Investors, Growth & Income, All Cap, Asset Allocation Growth, Diversified Mid-Cap, Large Cap Value, Special Situations, Internet Tollkeeper, Worldwide Growth, Growth Opportunities, MagnaCap, Small Cap Opportunities, SP Jennison International Growth, Prudential Jennison, PIMCO High Yield Bond, PIMCO StocksPLUS Growth and Income, Appreciation, Select High Growth, Select Growth, Select Balanced, Select Conservative, Select Income, Smith Barney Money Market, Smith Barney Large Cap Value, Smith Barney International Equity, and Smith Barney High Income Divisions) as of December 31, 2001, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2001, by correspondence with the mutual funds' transfer agents. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Golden American Life Insurance Company of New York Separate Account NY-B at December 31, 2001, and the results of its operations and the changes in its net assets for the periods disclosed in the financial statements, in conformity with accounting principles generally accepted in the United States.



Atlanta, Georgia
February 15, 2002



                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statement of Assets and Liabilities

                                                          December 31, 2001


                                      LIMITED                                                  FULLY
                                   MATURITY BOND         HARD ASSETS       REAL ESTATE        MANAGED            EQUITY INCOME
                                      SERIES               SERIES             SERIES           SERIES               SERIES
                                 -------------------------------------------------------------------------------------------------

ASSETS
Investments in mutual funds
  at fair value                        $837,546            $26,177           $148,345         $1,208,499          $1,001,730
                                 -------------------------------------------------------------------------------------------------
                                 -------------------------------------------------------------------------------------------------
Total assets                            837,546             26,177            148,345          1,208,499           1,001,730
                                 -------------------------------------------------------------------------------------------------

Net assets                             $837,546            $26,177           $148,345         $1,208,499          $1,001,730
                                 =================================================================================================

Number of divisional units
  outstanding:
   DVA PLUS - Standard                   15,183                 33              2,991             16,883              15,155
                                 =================================================================================================
   DVA PLUS - Annual Ratchet             28,458              1,819              2,173             25,616              26,466
                                 =================================================================================================
   Empire DVA - Standard                      -                  -                  -                  -                   -
                                 =================================================================================================
   Empire DVA - Annual Ratchet                -                  -                  -                  -                   -
                                 =================================================================================================

Value per divisional unit:
   DVA PLUS - Standard                   $19.44             $14.42             $28.96             $28.77              $24.37
                                 =================================================================================================
   DVA PLUS - Annual Ratchet             $19.06             $14.13             $28.40             $28.22              $23.90
                                 =================================================================================================
   Empire DVA - Standard                      -                  -                  -                  -                   -
                                 =================================================================================================
   Empire DVA - Annual Ratchet                -                  -                  -                  -                   -
                                 =================================================================================================

Total number of shares:                  76,004              2,674              9,485             69,059              87,794
                                 =================================================================================================

Cost of shares:                        $859,701            $28,991           $152,824         $1,135,296          $1,029,092
                                 =================================================================================================


(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.


2


                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                           Statement of Assets and Liabilities (continued)

                                                          December 31, 2001


                                   CAPITAL             RISING
                                APPRECIATION         DIVIDENDS          VALUE EQUITY     STRATEGIC EQUITY     SMALL CAP
                                   SERIES              SERIES              SERIES            SERIES             SERIES
                              ---------------------------------------------------------------------------------------------

ASSETS
Investments in mutual funds
  at fair value                   $1,640,877         $2,425,882           $374,225           $508,415         $2,286,342
                              ---------------------------------------------------------------------------------------------
                              ---------------------------------------------------------------------------------------------
Total assets                       1,640,877          2,425,882            374,225            508,415          2,286,342
                              ---------------------------------------------------------------------------------------------

Net assets                        $1,640,877         $2,425,882           $374,225           $508,415         $2,286,342
                              =============================================================================================

Number of divisional units
  outstanding:
   DVA PLUS - Standard                17,739             16,888              5,155              6,429              9,458
                              =============================================================================================
   DVA PLUS - Annual Ratchet          57,982             94,980             15,199             28,082            118,396
                              =============================================================================================
   Empire DVA - Standard                   -                  -                  -                  -                  -
                              =============================================================================================
   Empire DVA - Annual Ratchet             -                  -                  -                  -                  -
                              =============================================================================================

Value per divisional unit:
   DVA PLUS - Standard                $21.91             $21.92             $18.53             $14.85             $18.03
                              =============================================================================================
   DVA PLUS - Annual Ratchet          $21.60             $21.64             $18.34             $14.71             $17.87
                              =============================================================================================
   Empire DVA - Standard                   -                  -                  -                  -                  -
                              =============================================================================================
   Empire DVA - Annual Ratchet             -                  -                  -                  -                  -
                              =============================================================================================

Total number of shares:              115,555            118,863             24,066             38,634            217,132
                              =============================================================================================

Cost of shares:                   $2,142,077         $2,847,095           $375,017           $771,155         $3,311,884
                              =============================================================================================




(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.





                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                           Statement of Assets and Liabilities (continued)

                                                          December 31, 2001



                                MANAGED GLOBAL      LIQUID ASSET     MID-CAP GROWTH     CAPITAL GROWTH            RESEARCH
                                    SERIES             SERIES            SERIES             SERIES                 SERIES
                              ------------------------------------------------------------------------------------------------

ASSETS
Investments in mutual funds
  at fair value                    $1,287,698         $1,677,785         $3,807,168        $1,283,928            $3,580,263
                              ------------------------------------------------------------------------------------------------
                              ------------------------------------------------------------------------------------------------
Total assets                        1,287,698          1,677,785          3,807,168         1,283,928             3,580,263
                              ------------------------------------------------------------------------------------------------

Net assets                         $1,287,698         $1,677,785         $3,807,168        $1,283,928            $3,580,263
                              ================================================================================================

Number of divisional units
  outstanding:
   DVA PLUS - Standard                 14,238             29,945              9,673            17,757                10,193
                              ================================================================================================
   DVA PLUS - Annual Ratchet           58,990             75,368             67,842            69,804                61,285
                              ================================================================================================
   Empire DVA - Standard                    -                  -              6,115                 -                26,086
                              ================================================================================================
   Empire DVA - Annual Ratchet              -                  -             35,892                 -                77,220
                              ================================================================================================

Value per divisional unit:
   DVA PLUS - Standard                 $17.78             $16.15             $32.20            $14.76                $20.66
                              ================================================================================================
   DVA PLUS - Annual Ratchet           $17.54             $15.84             $31.80            $14.64                $20.44
                              ================================================================================================
   Empire DVA - Standard                    -                  -             $32.20                 -                $20.66
                              ================================================================================================
   Empire DVA - Annual Ratchet              -                  -             $31.80                 -                $20.44
                              ================================================================================================

Total number of shares:               123,817          1,677,785            268,495           100,700               223,766
                              ================================================================================================

Cost of shares:                    $1,880,785         $1,677,785         $6,315,619        $1,572,270            $4,707,721
                              ================================================================================================




(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.

3


                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                           Statement of Assets and Liabilities (continued)

                                                          December 31, 2001



                                 TOTAL RETURN                               CORE BOND      DEVELOPING WORLD      INVESTORS
                                    SERIES         GROWTH SERIES              SERIES            SERIES             SERIES
                              -----------------------------------------------------------------------------------------------

ASSETS
Investments in mutual funds
  at fair value                      $4,036,615         $5,451,112           $114,648           $305,303           $146,104
                              -----------------------------------------------------------------------------------------------
                              -----------------------------------------------------------------------------------------------
Total assets                          4,036,615          5,451,112            114,648            305,303            146,104
                              -----------------------------------------------------------------------------------------------

Net assets                           $4,036,615         $5,451,112           $114,648           $305,303           $146,104
                              ===============================================================================================

Number of divisional units
  outstanding:
   DVA PLUS - Standard                   31,678             37,381              1,186              5,627              1,684
                              ===============================================================================================
   DVA PLUS - Annual Ratchet             97,467            322,263              8,471             37,459             12,057
                              ===============================================================================================
   Empire DVA - Standard                 10,379                  -                  -                  -                  -
                              ===============================================================================================
   Empire DVA - Annual Ratchet           56,403                  -                  -                  -                  -
                              ===============================================================================================

Value per divisional unit:
   DVA PLUS - Standard                   $20.78             $15.28             $11.99              $7.12             $10.66
                              ===============================================================================================
   DVA PLUS - Annual Ratchet             $20.56             $15.14             $11.86              $7.08             $10.63
                              ===============================================================================================
   Empire DVA - Standard                 $20.78                  -                  -                  -                  -
                              ===============================================================================================
   Empire DVA - Annual Ratchet           $20.56                  -                  -                  -                  -
                              ===============================================================================================

Total number of shares:                 252,600            395,021             11,730             43,000             13,915
                              ===============================================================================================

Cost of shares:                      $4,052,635         $9,484,006           $114,417           $362,031           $149,295
                              ===============================================================================================




(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.




                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                           Statement of Assets and Liabilities (continued)

                                                          December 31, 2001


                                                                     ASSET
                                GROWTH &          ALL CAP          ALLOCATION        DIVERSIFIED     LARGE CAP VALUE
                              INCOME SERIES       SERIES         GROWTH SERIES      MID-CAP SERIES        SERIES
                              ---------------------------------------------------------------------------------------

ASSETS
Investments in mutual funds
  at fair value                    $55,037        $884,454          $179,646           $115,489         $490,961
                              ---------------------------------------------------------------------------------------
                              ---------------------------------------------------------------------------------------
Total assets                        55,037         884,454           179,646            115,489          490,961
                              ---------------------------------------------------------------------------------------

Net assets                         $55,037        $884,454          $179,646           $115,489         $490,961
                              =======================================================================================

Number of divisional units
  outstanding:
   DVA PLUS - Standard               1,016           3,505                 -                  -            3,762
                              =======================================================================================
   DVA PLUS - Annual Ratchet         5,165          72,421            20,696             12,693           45,227
                              =======================================================================================
   Empire DVA - Standard                 -               -                 -                  -                -
                              =======================================================================================
   Empire DVA - Annual Ratchet           -               -                 -                  -                -
                              =======================================================================================

Value per divisional unit:
   DVA PLUS - Standard               $8.89          $11.68                 -                  -           $10.05
                              =======================================================================================
   DVA PLUS - Annual Ratchet         $8.91          $11.65             $8.68              $9.10           $10.02
                              =======================================================================================
   Empire DVA - Standard                 -               -                 -                  -                -
                              =======================================================================================
   Empire DVA - Annual Ratchet           -               -                 -                  -                -
                              =======================================================================================

Total number of shares:              6,116          76,728            20,535             12,532           48,228
                              =======================================================================================

Cost of shares:                    $56,683        $882,934          $185,916           $106,338         $475,741
                              =======================================================================================




(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.

4


                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                           Statement of Assets and Liabilities (continued)

                                                          December 31, 2001


                                      SPECIAL           INTERNET          WORLDWIDE           GROWTH
                                     SITUATIONS        TOLLKEEPER           GROWTH         OPPORTUNITIES        MAGNACAP
                                     SERIES (a)        SERIES (b)            FUND          PORTFOLIO (b)      PORTFOLIO (c)
                              -------------------------------------------------------------------------------------------------

ASSETS
Investments in mutual funds
  at fair value                        $6,526            $20,699            $17,847            $20,849            $23,912
                              -------------------------------------------------------------------------------------------------
                              -------------------------------------------------------------------------------------------------
Total assets                            6,526             20,699             17,847             20,849             23,912
                              -------------------------------------------------------------------------------------------------

Net assets                             $6,526            $20,699            $17,847            $20,849            $23,912
                              =================================================================================================

Number of divisional units
  outstanding:
   DVA PLUS - Standard                    783                  -                  -                  -                  -
                              =================================================================================================
   DVA PLUS - Annual Ratchet                -              2,717              2,541              2,676              2,556
                              =================================================================================================
   Empire DVA - Standard                    -                  -                  -                  -                  -
                              =================================================================================================
   Empire DVA - Annual Ratchet              -                  -                  -                  -                  -
                              =================================================================================================

Value per divisional unit:
   DVA PLUS - Standard                  $8.34                  -                  -                  -                  -
                              =================================================================================================
   DVA PLUS - Annual Ratchet                -              $7.62              $7.02              $7.79              $9.35
                              =================================================================================================
   Empire DVA - Standard                    -                  -                  -                  -                  -
                              =================================================================================================
   Empire DVA - Annual Ratchet              -                  -                  -                  -                  -
                              =================================================================================================

Total number of shares:                   773              2,692              2,489              3,798              2,663
                              =================================================================================================

Cost of shares:                        $6,958            $27,777            $20,900            $24,609            $24,751
                              =================================================================================================




(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.




                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                           Statement of Assets and Liabilities (continued)

                                                          December 31, 2001

                                                    SP JENNISON
                                  SMALL CAP        INTERNATIONAL          PRUDENTIAL          PIMCO HIGH       PIMCO STOCKSPLUS
                                OPPORTUNITIES         GROWTH               JENNISON           YIELD BOND      GROWTH AND INCOME
                                PORTFOLIO (D)        PORTFOLIO             PORTFOLIO           PORTFOLIO           PORTFOLIO
                              --------------------------------------------------------------------------------------------------

ASSETS
Investments in mutual funds
  at fair value                     $10,604             $77,742              $53,148            $440,112            $214,697
                              --------------------------------------------------------------------------------------------------
                              --------------------------------------------------------------------------------------------------
Total assets                         10,604              77,742               53,148             440,112             214,697
                              --------------------------------------------------------------------------------------------------

Net assets                          $10,604             $77,742              $53,148            $440,112            $214,697
                              ==================================================================================================

Number of divisional units
  outstanding:
   DVA PLUS - Standard                  466                 362                2,389               2,678               3,570
                              ==================================================================================================
   DVA PLUS - Annual Ratchet            807              14,064                6,047              40,878              17,395
                              ==================================================================================================
   Empire DVA - Standard                  -                   -                    -                   -                   -
                              ==================================================================================================
   Empire DVA - Annual Ratchet            -                   -                    -                   -                   -
                              ==================================================================================================

Value per divisional unit:
   DVA PLUS - Standard                $8.34               $5.42                $6.31              $10.16              $10.29
                              ==================================================================================================
   DVA PLUS - Annual Ratchet          $8.33               $5.39                $6.30              $10.10              $10.23
                              ==================================================================================================
   Empire DVA - Standard                  -                   -                    -                   -                   -
                              ==================================================================================================
   Empire DVA - Annual Ratchet            -                   -                    -                   -                   -
                              ==================================================================================================

Total number of shares:                 562              14,372                2,881              55,852              22,965
                              ==================================================================================================

Cost of shares:                     $10,627             $97,656              $64,534            $448,868            $290,693
                              ==================================================================================================




(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.

5


                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                           Statement of Assets and Liabilities (continued)

                                                          December 31, 2001


                                                       SELECT HIGH                             SELECT           SMITH BARNEY
                                    APPRECIATION         GROWTH          SELECT GROWTH        BALANCED          MONEY MARKET
                                      PORTFOLIO         PORTFOLIO          PORTFOLIO          PORTFOLIO          PORTFOLIO
                              --------------------------------------------------------------------------------------------------

ASSETS
Investments in mutual funds
  at fair value                      $4,232,530         $1,174,707         $2,148,827         $5,139,841          $553,852
                              --------------------------------------------------------------------------------------------------
                              --------------------------------------------------------------------------------------------------
Total assets                          4,232,530          1,174,707          2,148,827          5,139,841           553,852
                              --------------------------------------------------------------------------------------------------

Net assets                           $4,232,530         $1,174,707         $2,148,827         $5,139,841          $553,852
                              ==================================================================================================

Number of divisional units
  outstanding:
   DVA PLUS - Standard                   68,418             20,274             37,388            119,086            15,264
                              ==================================================================================================
   DVA PLUS - Annual Ratchet            178,937             75,470            143,654            284,188            28,595
                              ==================================================================================================
   Empire DVA - Standard                      -                  -                  -                  -                 -
                              ==================================================================================================
   Empire DVA - Annual Ratchet                -                  -                  -                  -                 -
                              ==================================================================================================

Value per divisional unit:
   DVA PLUS - Standard                   $17.22             $12.34             $11.94             $12.81            $12.68
                              ==================================================================================================
   DVA PLUS - Annual Ratchet             $17.07             $12.25             $11.85             $12.72            $12.60
                              ==================================================================================================
   Empire DVA - Standard                      -                  -                  -                  -                 -
                              ==================================================================================================
   Empire DVA - Annual Ratchet                -                  -                  -                  -                 -
                              ==================================================================================================

Total number of shares:                 195,408            107,002            187,045            463,065           553,122
                              ==================================================================================================

Cost of shares:                      $4,073,803         $1,307,319         $2,322,026         $5,456,093          $553,852
                              ==================================================================================================




(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.



            First Golden American Life Insurance Company of New York
                              Separate Account NY-B

                 Statement of Assets and Liabilities (continued)

                                December 31, 2001


                                SMITH BARNEY     SMITH BARNEY      SMITH BARNEY
                              LARGE CAP VALUE    INTERNATIONAL      HIGH INCOME
                                 PORTFOLIO      EQUITY PORTFOLIO     PORTFOLIO
                              -------------------------------------------------

ASSETS
Investments in mutual funds
  at fair value                  $2,096,727         $407,465          $301,886
                              -------------------------------------------------
                              -------------------------------------------------
Total assets                      2,096,727          407,465           301,886
                              -------------------------------------------------

Net assets                       $2,096,727         $407,465          $301,886
                              =================================================

Number of divisional units
  outstanding:
   DVA PLUS - Standard               35,033            6,032             7,966
                              =================================================
   DVA PLUS - Annual Ratchet         74,037           27,750            17,486
                              =================================================
   Empire DVA - Standard                  -                -                 -
                              =================================================
   Empire DVA - Annual Ratchet            -                -                 -
                              =================================================

Value per divisional unit:
   DVA PLUS - Standard               $19.35           $12.16            $11.94
                              =================================================
   DVA PLUS - Annual Ratchet         $19.16           $12.04            $11.82
                              =================================================
   Empire DVA - Standard                  -                -                 -
                              =================================================
   Empire DVA - Annual Ratchet            -                -                 -
                              =================================================

Total number of shares:             112,788           34,041            35,627
                              =================================================

Cost of shares:                  $2,223,466         $551,817          $397,811
                              =================================================




(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.



                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                       Statement of Operations

                                        For the year ended December 31, 2001, except as noted


                                            LIMITED
                                         MATURITY BOND     HARD ASSETS      REAL ESTATE        FULLY MANAGED        EQUITY INCOME
                                            DIVISION        DIVISION          DIVISION            DIVISION             DIVISION
                                         -----------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
    Dividends                                $32,141       $     -              $5,248             $30,530              $16,323
                                         -----------------------------------------------------------------------------------------
Total investment income                       32,141             -               5,248              30,530               16,323

Expenses:
    Mortality and expense risk and
     other charges                             9,166           365               3,293              14,392               11,363
    Annual administrative charges                148            14                  62                 215                  281
    Contingent deferred sales charges          1,015             -                 397                 289                  381
                                         -----------------------------------------------------------------------------------------
Total expenses                                10,329           379               3,752              14,896               12,025
                                         -----------------------------------------------------------------------------------------
Net investment income (loss)                  21,812          (379)              1,496              15,634                4,298

REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
Net realized gain (loss) on
 investments                                  29,426            58               7,695              19,715              (21,638)
Capital gains distributions                        -             -               1,875              19,605               18,569
                                         -----------------------------------------------------------------------------------------
Total realized gain (loss) on
 investments and capital gains
 distributions                                29,426            58               9,570              39,320               (3,069)

Net unrealized appreciation
 (depreciation) of investments                (5,990)       (3,139)             (8,632)             22,196                3,547
                                         -----------------------------------------------------------------------------------------

Net increase (decrease) in net assets
 resulting from operations                   $45,248       $(3,460)             $2,434             $77,150               $4,776
                                         =========================================================================================



(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.

7


                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statement of Operations (continued)

                                        For the year ended December 31, 2001, except as noted


                                           CAPITAL              RISING             EMERGING                             STRATEGIC
                                        APPRECIATION          DIVIDENDS             MARKETS         VALUE EQUITY          EQUITY
                                          DIVISION             DIVISION            DIVISION           DIVISION           DIVISION
                                       --------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
    Dividends                             $   1,207          $   7,618            $    529            $  3,043          $       -
                                       --------------------------------------------------------------------------------------------
Total investment income                       1,207              7,618                 529               3,043                  -

Expenses:
    Mortality and expense risk and
     other charges                           23,466             36,590                 804               4,672              8,940
    Annual administrative charges               413                743                  41                 124                226
    Contingent deferred sales charges         3,610              5,642                 493                 380              1,693
                                       --------------------------------------------------------------------------------------------
Total expenses                               27,489             42,975               1,338               5,176             10,859
                                       --------------------------------------------------------------------------------------------
Net investment income (loss)                (26,282)           (35,357)               (809)             (2,133)           (10,859)

REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
Net realized gain (loss) on
 investments                                (68,188)           (29,782)            (66,077)              1,998            (99,456)
Capital gains distributions                       -             28,547                   -               4,505                753
                                       --------------------------------------------------------------------------------------------
Total realized gain (loss) on
 investments and capital gains
 distributions                              (68,188)            (1,235)            (66,077)              6,503            (98,703)

Net unrealized appreciation
 (depreciation) of investments             (183,811)          (367,728)             61,023             (16,740)           (95,312)
                                       --------------------------------------------------------------------------------------------

Net increase (decrease) in net assets
 resulting from operations                $(278,281)         $(404,320)           $ (5,863)           $(12,370)         $(204,874)
                                       ============================================================================================



(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.




                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statement of Operations (continued)

                                        For the year ended December 31, 2001, except as noted


                                                                                                        MID-CAP
                                             SMALL CAP       MANAGED GLOBAL       LIQUID ASSET           GROWTH       CAPITAL GROWTH
                                             DIVISION           DIVISION            DIVISION            DIVISION          DIVISION
                                       ---------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
    Dividends                               $   2,637           $   1,549            $47,588         $    15,340         $       -
                                       ---------------------------------------------------------------------------------------------
Total investment income                         2,637               1,549             47,588              15,340                 -

Expenses:
    Mortality and expense risk and
     other charges                             30,144              19,356             18,204              64,243            17,652
    Annual administrative charges                 638                 487                288               2,253               476
    Contingent deferred sales charges           1,031               1,652             11,594              14,805             1,113
                                       ---------------------------------------------------------------------------------------------
Total expenses                                 31,813              21,495             30,086              81,301            19,241
                                       ---------------------------------------------------------------------------------------------
Net investment income (loss)                  (29,176)            (19,946)            17,502             (65,961)          (19,241)

REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
Net realized gain (loss) on
 investments                                 (317,804)            (60,912)                 -            (392,046)          (79,003)
Capital gains distributions                         -                   -                  -               5,220                 -
                                       ---------------------------------------------------------------------------------------------
Total realized gain (loss) on
 investments and capital gains
 distributions                               (317,804)            (60,912)                 -            (386,826)          (79,003)

Net unrealized appreciation
 (depreciation) of investments                278,804            (134,373)                 -          (1,035,417)         (117,406)
                                       ---------------------------------------------------------------------------------------------

Net increase (decrease) in net assets
 resulting from operations                  $ (68,176)          $(215,231)           $17,502         $(1,488,204)        $(215,650)
                                       =============================================================================================



(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.

8


                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statement of Operations (continued)

                                        For the year ended December 31, 2001, except as noted



                                               RESEARCH        TOTAL RETURN           GROWTH         CORE BOND          DEVELOPING
                                               DIVISION          DIVISION            DIVISION         DIVISION      WORLD DIVISION
                                       --------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
    Dividends                              $     4,593           $174,036         $         -          $  267            $  3,328
                                       --------------------------------------------------------------------------------------------
Total investment income                          4,593            174,036                   -             267               3,328

Expenses:
    Mortality and expense risk and
     other charges                              58,958             53,910              93,725           1,597               3,452
    Annual administrative charges                2,615              1,765               2,327              13                 120
    Contingent deferred sales charges           11,039              6,961              10,267               -                 152
                                       --------------------------------------------------------------------------------------------
Total expenses                                  72,612             62,636             106,319           1,610               3,724
                                       --------------------------------------------------------------------------------------------
Net investment income (loss)                   (68,019)           111,400            (106,319)         (1,343)               (396)

REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
Net realized gain (loss) on
 investments                                  (203,688)            (4,334)           (311,180)         (4,068)            (16,691)
Capital gains distributions                     92,748             85,140                   -             274                 460
                                       --------------------------------------------------------------------------------------------
Total realized gain (loss) on
 investments and capital gains
 distributions                                (110,940)            80,806            (311,180)         (3,794)            (16,231)

Net unrealized appreciation
 (depreciation) of investments              (1,043,572)          (242,030)         (2,384,246)          5,770                (195)
                                       --------------------------------------------------------------------------------------------

Net increase (decrease) in net assets
 resulting from operations                 $(1,222,531)          $(49,824)        $(2,801,745)         $  633            $(16,822)
                                       ============================================================================================



(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.




                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statement of Operations (continued)

                                        For the year ended December 31, 2001, except as noted


                                                              GROWTH                                 ASSET             DIVERSIFIED
                                          INVESTORS          & INCOME            ALL CAP           ALLOCATION             MID-CAP
                                           DIVISION          DIVISION            DIVISION        GROWTH DIVISION         DIVISION
                                       --------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
    Dividends                              $ 1,151          $   362             $  8,878             $ 1,556              $   291
                                       --------------------------------------------------------------------------------------------
Total investment income                      1,151              362                8,878               1,556                  291

Expenses:
    Mortality and expense risk and
     other charges                           1,803              575               11,379               1,482                  612
    Annual administrative charges               16               10                  113                   -                    3
    Contingent deferred sales charges          228                -                1,000                   -                    -
                                       --------------------------------------------------------------------------------------------
Total expenses                               2,047              585               12,492               1,482                  615
                                       --------------------------------------------------------------------------------------------
Net investment income (loss)                  (896)            (223)              (3,614)                 74                 (324)

REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
Net realized gain (loss) on
 investments                                (6,276)            (981)             (31,618)               (682)              (4,255)
Capital gains distributions                      1                -                1,378                   -                    -
                                       --------------------------------------------------------------------------------------------
Total realized gain (loss) on
 investments and capital gains
 distributions                              (6,275)            (981)             (30,240)               (682)              (4,255)

Net unrealized appreciation
 (depreciation) of investments              (2,414)          (1,634)               7,307              (6,307)               9,089
                                       --------------------------------------------------------------------------------------------

Net increase (decrease) in net assets
 resulting from operations                 $(9,585)         $(2,838)            $(26,547)            $(6,915)             $ 4,510
                                       ============================================================================================



(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.

9


                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statement of Operations (continued)

                                        For the year ended December 31, 2001, except as noted


                                                                SPECIAL            INTERNET          WORLDWIDE           GROWTH
                                          LARGE CAP            SITUATION          TOLLKEEPER          GROWTH          OPPORTUNITIES
                                        VALUE DIVISION         DIVISION (a)       DIVISION (b)       DIVISION          DIVISION (b)
                                       ---------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
    Dividends                                $   778              $  17            $     -           $     -             $     -
                                       ---------------------------------------------------------------------------------------------
Total investment income                          778                 17                  -                 -                   -

Expenses:
    Mortality and expense risk and
     other charges                             3,771                 55                183               247                 163
    Annual administrative charges                 46                  -                  -                 -                   -
    Contingent deferred sales charges          1,076                  -                  -                 -                   -
                                       ---------------------------------------------------------------------------------------------
Total expenses                                 4,893                 55                183               247                 163
                                       ---------------------------------------------------------------------------------------------
Net investment income (loss)                  (4,115)               (38)              (183)             (247)               (163)

REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
Net realized gain (loss) on
 investments                                 (18,446)                (4)                94            (2,959)                (28)
Capital gains distributions                        -                  -                  -                 -                   -
                                       ---------------------------------------------------------------------------------------------
Total realized gain (loss) on
 investments and capital gains
 distributions                               (18,446)                (4)                94            (2,959)                (28)

Net unrealized appreciation
 (depreciation) of investments                16,551               (432)            (7,078)             (917)             (3,760)
                                       ---------------------------------------------------------------------------------------------

Net increase (decrease) in net assets
 resulting from operations                   $(6,010)             $(474)           $(7,167)          $(4,123)            $(3,951)
                                       =============================================================================================



(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.




                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statement of Operations (continued)

                                        For the year ended December 31, 2001, except as noted

                                                                               SP JENNISON
                                                             SMALL CAP        INTERNATIONAL         PRUDENTIAL        PIMCO HIGH
                                           MAGNACAP        OPPORTUNITIES          GROWTH             JENNISON         YIELD BOND
                                          DIVISION (c)      DIVISION (D)         DIVISION            DIVISION          DIVISION
                                       --------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
    Dividends                                 $ 142            $   -          $      110         $        -             $14,277
                                       --------------------------------------------------------------------------------------------
Total investment income                         142                -                 110                  -              14,277

Expenses:
    Mortality and expense risk and
     other charges                              182                5                 725                558               2,507
    Annual administrative charges                 -                -                   2                 23                  84
    Contingent deferred sales charges             -                -                   -                  -                   -
                                       --------------------------------------------------------------------------------------------
Total expenses                                  182                5                 727                581               2,591
                                       --------------------------------------------------------------------------------------------
Net investment income (loss)                    (40)              (5)               (617)              (581)             11,686

REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
Net realized gain (loss) on
 investments                                     (9)               -                (313)              (302)             (9,140)
Capital gains distributions                       -                -                   -                420                   -
                                       --------------------------------------------------------------------------------------------
Total realized gain (loss) on
 investments and capital gains
 distributions                                   (9)               -                (313)               118              (9,140)

Net unrealized appreciation
 (depreciation) of investments                 (839)             (23)            (19,689)            (5,836)             (2,837)
                                       --------------------------------------------------------------------------------------------

Net increase (decrease) in net assets
 resulting from operations                    $(888)            $(28)           $(20,619)           $(6,299)          $    (291)
                                       ============================================================================================



(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.

10


                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statement of Operations (continued)

                                        For the year ended December 31, 2001, except as noted


                                            PIMCO STOCKSPLUS                            SELECT HIGH
                                            GROWTH AND INCOME       APPRECIATION           GROWTH        SELECT GROWTH
                                                DIVISION              DIVISION            DIVISION          DIVISION
                                       -------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
    Dividends                                 $  9,481              $  50,027           $  67,030          $       -
                                       -------------------------------------------------------------------------------
Total investment income                          9,481                 50,027              67,030                  -

Expenses:
    Mortality and expense risk and
     other charges                               3,119                 62,065              18,540             31,981
    Annual administrative charges                   91                  3,706               1,687              2,284
    Contingent deferred sales charges                -                 17,175               7,202              3,676
                                       -------------------------------------------------------------------------------
Total expenses                                   3,210                 82,946              27,429             37,941
                                       -------------------------------------------------------------------------------
Net investment income (loss)                     6,271                (32,919)             39,601            (37,941)

REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
Net realized gain (loss) on
 investments                                   (12,522)                24,060             (14,569)           (11,083)
Capital gains distributions                          -                      -              62,040                  -
                                       -------------------------------------------------------------------------------
Total realized gain (loss) on
 investments and capital gains
 distributions                                 (12,522)                24,060              47,471            (11,083)

Net unrealized appreciation
 (depreciation) of investments                 (24,553)              (272,782)           (310,568)          (242,064)
                                       -------------------------------------------------------------------------------

Net increase (decrease) in net assets
 resulting from operations                    $(30,804)             $(281,641)          $(223,496)         $(291,088)
                                       ===============================================================================



(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.




                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statement of Operations (continued)

                                        For the year ended December 31, 2001, except as noted


                                                                     SELECT                            SMITH BARNEY
                                            SELECT BALANCED       CONSERVATIVE      SELECT INCOME      MONEY MARKET
                                                DIVISION            DIVISION           DIVISION          DIVISION
                                       --------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
    Dividends                                   $ 191,540            $ 103,129          $ 34,213            $17,705
                                       --------------------------------------------------------------------------------
Total investment income                           191,540              103,129            34,213             17,705

Expenses:
    Mortality and expense risk and
     other charges                                 67,212                6,330             1,673              6,689
    Annual administrative charges                   2,137                  225                23                240
    Contingent deferred sales charges               5,632                  784                35             19,590
                                       --------------------------------------------------------------------------------
Total expenses                                     74,981                7,339             1,731             26,519
                                       --------------------------------------------------------------------------------
Net investment income (loss)                      116,559               95,790            32,482             (8,814)

REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
Net realized gain (loss) on
 investments                                      (18,590)            (103,662)          (45,201)                 -
Capital gains distributions                       158,065               10,639                 -                  -
                                       --------------------------------------------------------------------------------
Total realized gain (loss) on
 investments and capital gains
 distributions                                    139,475              (93,023)          (45,201)                 -

Net unrealized appreciation
 (depreciation) of investments                   (423,538)              18,857            18,803                  -
                                       --------------------------------------------------------------------------------

Net increase (decrease) in net assets
 resulting from operations                      $(167,504)           $  21,624          $  6,084            $(8,814)
                                       ================================================================================



(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.

11


            First Golden American Life Insurance Company of New York
                              Separate Account NY-B

                       Statement of Operations (continued)

              For the year ended December 31, 2001, except as noted


                                           SMITH BARNEY        SMITH BARNEY       SMITH BARNEY
                                         LARGE CAP VALUE       INTERNATIONAL       HIGH INCOME
                                             DIVISION         EQUITY DIVISION        DIVISION
                                       -------------------------------------------------------
NET INVESTMENT INCOME (LOSS)
Income:
    Dividends                                $  30,624           $       -           $ 34,017
                                       -------------------------------------------------------
Total investment income                         30,624                   -             34,017

Expenses:
    Mortality and expense risk and
     other charges                              30,607               6,652              4,069
    Annual administrative charges                1,272                 397                191
    Contingent deferred sales charges            2,704               1,723                734
                                       -------------------------------------------------------
Total expenses                                  34,583               8,772              4,994
                                       -------------------------------------------------------
Net investment income (loss)                    (3,959)             (8,772)            29,023

REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
Net realized gain (loss) on
 investments                                   (24,426)             (2,291)           (11,813)
Capital gains distributions                     78,695                   -                  -
                                       -------------------------------------------------------
Total realized gain (loss) on
 investments and capital gains
 distributions                                  54,269              (2,291)           (11,813)

Net unrealized appreciation
 (depreciation) of investments                (286,568)           (192,077)           (31,402)
                                       -------------------------------------------------------

Net increase (decrease) in net assets
 resulting from operations                   $(236,258)          $(203,140)          $(14,192)
                                       =======================================================



(a)      Commencement of operations, September 29, 2000.
(b)      Commencement of operations, May 1, 2001.
(c)      Commencement of operations, May 4, 2001.
(d)      Commencement of operations, December 18, 2001.


SEE ACCOMPANYING NOTES.



                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statements of Changes in Net Assets

                                   For the years ended December 31, 2001 and 2000, except as noted

                                           LIMITED
                                           MATURITY                                                               FULLY
                                             BOND         HARD ASSETS     ALL-GROWTH        REAL ESTATE          MANAGED
                                           DIVISION         DIVISION       DIVISION           DIVISION           DIVISION
                                      -------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2000              $237,962         $ 9,108       $ 163,552          $ 40,071          $  538,639

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)              36,733             (97)         82,870             8,533              78,740
   Net realized gain (loss) on
    investments                               3,318             (64)        (31,182)           (1,125)             (1,922)
   Net unrealized appreciation
    (depreciation) of investments            (9,941)           (252)        (49,253)           15,059              76,490
                                      -------------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations         30,110            (413)          2,435            22,467             153,308

Changes from principal transactions:
   Purchase payments                        181,119           5,565               2           114,467             165,175
   Contract distributions and
    terminations                             (3,301)           (176)            (39)           (2,167)            (17,766)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                               239,662           3,972        (165,950)           66,553             126,170
                                      -------------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                            417,480           9,361        (165,987)          178,853             273,579
                                      -------------------------------------------------------------------------------------------
Total increase (decrease)                   447,590           8,948        (163,552)          201,320             426,887
                                      -------------------------------------------------------------------------------------------
Net assets at December 31, 2000             685,552          18,056               -           241,391             965,526

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)              21,812            (379)              -             1,496              15,634
   Net realized gain (loss) on
    investments and capital gains
    distributions                            29,426              58               -             9,570              39,320
   Net unrealized appreciation
    (depreciation) of investments            (5,990)         (3,139)              -            (8,632)             22,196
                                      -------------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations         45,248          (3,460)              -             2,434              77,150

Changes from principal transactions:
   Purchase payments                         89,964          13,191               -            46,796             117,013
   Contract distributions and
    terminations                            (30,153)           (271)              -           (22,092)            (36,581)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                46,935          (1,339)              -          (120,184)             85,391
                                      -------------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                            106,746          11,581               -           (95,480)            165,823
                                      -------------------------------------------------------------------------------------------
Total increase (decrease)                   151,994           8,121               -           (93,046)            242,973
                                      -------------------------------------------------------------------------------------------
NET ASSETS AT DECEMBER 31, 2001            $837,546         $26,177       $       -          $148,345          $1,208,499
                                      ===========================================================================================

(a)  Commencement of operations May 11, 2000.                      (g)  Commencement of operations October 3, 2000.
(b)  Commencement of operations May 25, 2000.                      (h)  Commencement of operations November 14, 2000.
(c)  Commencement of operations June 21, 2000.                     (i)  Commencement of operations December 18, 2000.
(d)  Commencement of operations July 25, 2000.                     (j)  Commencement of operations May 1, 2001.
(e)  Commencement of operations September 20, 2000.                (k)  Commencement of operations May 4, 2001.
(f)  Commencement of operations September 29, 2000.                (l)  Commencement of operations December 18, 2001.

SEE ACCOMPANYING NOTES.


12

                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statements of Changes in Net Assets

                                   For the years ended December 31, 2001 and 2000, except as noted


                                             EQUITY          CAPITAL            RISING          EMERGING
                                             INCOME        APPRECIATION       DIVIDENDS          MARKETS       VALUE EQUITY
                                            DIVISION         DIVISION          DIVISION         DIVISION         DIVISION
                                      --------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2000             $  620,495       $  811,347        $2,405,727        $ 70,978          $381,841

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)               43,828           42,098            50,778          (2,343)             (572)
   Net realized gain (loss) on
    investments                              (46,121)           3,759            23,938            (527)          (18,665)
   Net unrealized appreciation
    (depreciation) of investments             66,579         (358,140)         (201,326)        (76,094)           27,554
                                      --------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations          64,286         (312,283)         (126,610)        (78,964)            8,317

Changes from principal transactions:
   Purchase payments                         131,989        1,106,215           809,639         132,933            41,773
   Contract distributions and
    terminations                            (108,867)         (52,218)         (131,095)         (9,197)          (34,788)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                 43,915          177,745            54,342          49,919           (80,560)
                                      --------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                              67,037        1,231,742           732,886         173,655           (73,575)
                                      --------------------------------------------------------------------------------------
Total increase (decrease)                    131,323          919,459           606,276          94,691           (65,258)
                                      --------------------------------------------------------------------------------------
Net assets at December 31, 2000              751,818        1,730,806         3,012,003         165,669           316,583

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)                4,298          (26,282)          (35,357)           (809)           (2,133)
   Net realized gain (loss) on
    investments and capital gains
    distributions                             (3,069)         (68,188)           (1,235)        (66,077)            6,503
   Net unrealized appreciation
    (depreciation) of investments              3,547         (183,811)         (367,728)         61,023           (16,740)
                                      --------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations           4,776         (278,281)         (404,320)         (5,863)          (12,370)

Changes from principal transactions:
   Purchase payments                         127,436          251,771           153,333          10,919            25,777
   Contract distributions and
    terminations                             (28,320)         (88,452)         (162,323)         (9,712)          (33,511)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                146,020           25,033          (172,811)       (161,013)           77,746
                                      --------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                             245,136          188,352          (181,801)       (159,806)           70,012
                                      --------------------------------------------------------------------------------------
Total increase (decrease)                    249,912          (89,929)         (586,121)       (165,669)           57,642
                                      --------------------------------------------------------------------------------------
NET ASSETS AT DECEMBER 31, 2001           $1,001,730       $1,640,877        $2,425,882        $      -          $374,225
                                      ======================================================================================


(a)  Commencement of operations May 11, 2000.                      (g)  Commencement of operations October 3, 2000.
(b)  Commencement of operations May 25, 2000.                      (h)  Commencement of operations November 14, 2000.
(c)  Commencement of operations June 21, 2000.                     (i)  Commencement of operations December 18, 2000.
(d)  Commencement of operations July 25, 2000.                     (j)  Commencement of operations May 1, 2001.
(e)  Commencement of operations September 20, 2000.                (k)  Commencement of operations May 4, 2001.
(f)  Commencement of operations September 29, 2000.                (l)  Commencement of operations December 18, 2001.

SEE ACCOMPANYING NOTES.




                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statements of Changes in Net Assets

                                   For the years ended December 31, 2001 and 2000, except as noted


                                           STRATEGIC                           MANAGED                              MID-CAP
                                             EQUITY         SMALL CAP           GLOBAL          LIQUID ASSET        GROWTH
                                            DIVISION         DIVISION          DIVISION           DIVISION         DIVISION
                                      ------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2000              $ 376,096       $ 1,220,774        $  983,600         $  502,868       $ 2,361,168

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)               21,907           813,374           415,112             20,464         1,996,463
   Net realized gain (loss) on
    investments                               59,260            64,356            35,298                  -           219,581
   Net unrealized appreciation
    (depreciation) of investments           (267,742)       (1,479,186)         (694,686)                 -        (2,198,889)
                                      ------------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations        (186,575)         (601,456)         (244,276)            20,464            17,155

Changes from principal transactions:
   Purchase payments                         558,750         1,169,009           518,699            599,793         1,999,718
   Contract distributions and
    terminations                              (3,726)          (66,599)          (72,916)          (116,594)         (282,075)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                 52,027           377,563           295,267             57,163         1,311,826
                                      ------------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                             607,051         1,479,973           741,050            540,362         3,029,469
                                      ------------------------------------------------------------------------------------------
Total increase (decrease)                    420,476           878,517           496,774            560,826         3,046,624
                                      ------------------------------------------------------------------------------------------
Net assets at December 31, 2000              796,572         2,099,291         1,480,374          1,063,694         5,407,792

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)              (10,859)          (29,176)          (19,946)            17,502           (65,961)
   Net realized gain (loss) on
    investments and capital gains
    distributions                            (98,703)         (317,804)          (60,912)                 -          (386,826)
   Net unrealized appreciation
    (depreciation) of investments            (95,312)          278,804          (134,373)                 -        (1,035,417)
                                      ------------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations        (204,874)          (68,176)         (215,231)            17,502        (1,488,204)

Changes from principal transactions:
   Purchase payments                           7,391           116,278            71,007            318,452           306,602
   Contract distributions and
    terminations                             (37,932)          (72,214)          (59,135)          (312,634)         (366,914)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                (52,742)          211,163            10,683            590,771           (52,108)
                                      ------------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                             (83,283)          255,227            22,555            596,589          (112,420)
                                      ------------------------------------------------------------------------------------------
Total increase (decrease)                   (288,157)          187,051          (192,676)           614,091        (1,600,624)
                                      ------------------------------------------------------------------------------------------
NET ASSETS AT DECEMBER 31, 2001            $ 508,415       $ 2,286,342        $1,287,698         $1,677,785       $ 3,807,168
                                      ==========================================================================================


(a)  Commencement of operations May 11, 2000.                      (g)  Commencement of operations October 3, 2000.
(b)  Commencement of operations May 25, 2000.                      (h)  Commencement of operations November 14, 2000.
(c)  Commencement of operations June 21, 2000.                     (i)  Commencement of operations December 18, 2000.
(d)  Commencement of operations July 25, 2000.                     (j)  Commencement of operations May 1, 2001.
(e)  Commencement of operations September 20, 2000.                (k)  Commencement of operations May 4, 2001.
(f)  Commencement of operations September 29, 2000.                (l)  Commencement of operations December 18, 2001.

SEE ACCOMPANYING NOTES.


13

                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statements of Changes in Net Assets

                                   For the years ended December 31, 2001 and 2000, except as noted


                                           CAPITAL
                                           GROWTH           RESEARCH       TOTAL RETURN         GROWTH         CORE BOND
                                          DIVISION          DIVISION         DIVISION          DIVISION         DIVISION
                                      --------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2000            $1,329,879       $ 4,366,418       $2,817,746       $ 6,448,964        $ 35,899

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)              22,249           488,373          236,659           483,933           5,771
   Net realized gain (loss) on
    investments                              (1,156)           74,873          (10,808)          231,979             (78)
   Net unrealized appreciation
    (depreciation) of investments          (305,402)         (907,288)         248,990        (3,366,236)         (4,031)
                                      --------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations       (284,309)         (344,042)         474,841        (2,650,324)          1,662

Changes from principal transactions:
   Purchase payments                        395,978           658,866          356,142         4,163,150          61,537
   Contract distributions and
    terminations                            (97,807)          (91,204)         (71,718)         (250,377)              -
   Transfer payments from (to)
    Fixed Account and other
    Divisions                               (52,789)          537,639          191,756           728,586          23,962
                                      --------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                            245,382         1,105,301          476,180         4,641,359          85,499
                                      --------------------------------------------------------------------------------------
Total increase (decrease)                   (38,927)          761,259          951,021         1,991,035          87,161
                                      --------------------------------------------------------------------------------------
Net assets at December 31, 2000           1,290,952         5,127,677        3,768,767         8,439,999         123,060

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)             (19,241)          (68,019)         111,400          (106,319)         (1,343)
   Net realized gain (loss) on
    investments and capital gains
    distributions                           (79,003)         (110,940)          80,806          (311,180)         (3,794)
   Net unrealized appreciation
    (depreciation) of investments          (117,406)       (1,043,572)        (242,030)       (2,384,246)          5,770
                                      --------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations       (215,650)       (1,222,531)         (49,824)       (2,801,745)            633

Changes from principal transactions:
   Purchase payments                        237,136           130,558          264,981           161,174           5,655
   Contract distributions and
    terminations                            (62,502)         (284,712)        (219,800)         (244,864)           (101)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                33,992          (170,729)         272,491          (103,452)        (14,599)
                                      --------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                            208,626          (324,883)         317,672          (187,142)         (9,045)
                                      --------------------------------------------------------------------------------------
Total increase (decrease)                    (7,024)       (1,547,414)         267,848        (2,988,887)         (8,412)
                                      --------------------------------------------------------------------------------------
NET ASSETS AT DECEMBER 31, 2001          $1,283,928       $ 3,580,263       $4,036,615       $ 5,451,112        $114,648
                                      ======================================================================================


(a)  Commencement of operations May 11, 2000.                      (g)  Commencement of operations October 3, 2000.
(b)  Commencement of operations May 25, 2000.                      (h)  Commencement of operations November 14, 2000.
(c)  Commencement of operations June 21, 2000.                     (i)  Commencement of operations December 18, 2000.
(d)  Commencement of operations July 25, 2000.                     (j)  Commencement of operations May 1, 2001.
(e)  Commencement of operations September 20, 2000.                (k)  Commencement of operations May 4, 2001.
(f)  Commencement of operations September 29, 2000.                (l)  Commencement of operations December 18, 2001.

SEE ACCOMPANYING NOTES.




                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statements of Changes in Net Assets

                                   For the years ended December 31, 2001 and 2000, except as noted


                                         DEVELOPING                               GROWTH &                         ALLOCATION
                                           WORLD             INVESTORS             INCOME           ALL CAP          GROWTH
                                          DIVISION          DIVISION (e)         DIVISION(g)      DIVISION (a)     DIVISION (i)
                                      -----------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2000             $153,417           $      -            $     -          $      -         $      -

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)             (1,104)             2,082                 (9)           11,386               22
   Net realized gain (loss) on
    investments                             (1,532)                 3                  -             3,501                -
   Net unrealized appreciation
    (depreciation) of investments          (67,634)              (776)               (12)           (5,786)              37
                                      -----------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations       (70,270)             1,309                (21)            9,101               59

Changes from principal transactions:
   Purchase payments                        98,466             81,929              3,997           465,548           33,485
   Contract distributions and
    terminations                                 -             (2,224)                 -            (9,301)               -
   Transfer payments from (to)
    Fixed Account and other
    Divisions                              (26,368)             1,500                  -           136,940                -
                                      -----------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                            72,098             81,205              3,997           593,187           33,485
                                      -----------------------------------------------------------------------------------------
Total increase (decrease)                    1,828             82,514              3,976           602,288           33,544
                                      -----------------------------------------------------------------------------------------
Net assets at December 31, 2000            155,245             82,514              3,976           602,288           33,544

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)               (396)              (896)              (223)           (3,614)              74
   Net realized gain (loss) on
    investments and capital gains
    distributions                          (16,231)            (6,275)              (981)          (30,240)            (682)
   Net unrealized appreciation
    (depreciation) of investments             (195)            (2,414)            (1,634)            7,307           (6,307)
                                      -----------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations       (16,822)            (9,585)            (2,838)          (26,547)          (6,915)

Changes from principal transactions:
   Purchase payments                         6,561             53,677             49,017           322,585          160,481
   Contract distributions and
    terminations                            (8,875)            (6,266)                 -           (45,052)          (7,464)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                              169,194             25,764              4,882            31,180                -
                                      -----------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                           166,880             73,175             53,899           308,713          153,017
                                      -----------------------------------------------------------------------------------------
Total increase (decrease)                  150,058             63,590             51,061           282,166          146,102
                                      -----------------------------------------------------------------------------------------
NET ASSETS AT DECEMBER 31, 2001           $305,303           $146,104            $55,037          $884,454         $179,646
                                      =========================================================================================


(a)  Commencement of operations May 11, 2000.                      (g)  Commencement of operations October 3, 2000.
(b)  Commencement of operations May 25, 2000.                      (h)  Commencement of operations November 14, 2000.
(c)  Commencement of operations June 21, 2000.                     (i)  Commencement of operations December 18, 2000.
(d)  Commencement of operations July 25, 2000.                     (j)  Commencement of operations May 1, 2001.
(e)  Commencement of operations September 20, 2000.                (k)  Commencement of operations May 4, 2001.
(f)  Commencement of operations September 29, 2000.                (l)  Commencement of operations December 18, 2001.

SEE ACCOMPANYING NOTES.


14

                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statements of Changes in Net Assets

                                   For the years ended December 31, 2001 and 2000, except as noted


                                            DIVERSIFIED       LARGE CAP          SPECIAL           INTERNET        WORLDWIDE
                                              MID-CAP           VALUE           SITUATIONS        TOLLKEEPER         GROWTH
                                             DIVISION (h)     DIVISION (c)      DIVISION (f)      DIVISION (j)     DIVISION (b)
                                      -----------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2000                $      -         $      -          $    -            $     -           $     -

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)                     2              615               -                  -               (46)
   Net realized gain (loss) on
    investments                                     -             (988)              -                  -               (16)
   Net unrealized appreciation
    (depreciation) of investments                  63           (1,331)              -                  -            (2,136)
                                      -----------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations               65           (1,704)              -                  -            (2,198)

Changes from principal transactions:
   Purchase payments                            2,500          111,441               -                  -                 9
   Contract distributions and
    terminations                                    -           (1,991)              -                  -              (110)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                      (1)          11,799               -                  -            21,637
                                      -----------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                                2,499          121,249               -                  -            21,536
                                      -----------------------------------------------------------------------------------------
Total increase (decrease)                       2,564          119,545               -                  -            19,338
                                      -----------------------------------------------------------------------------------------
Net assets at December 31, 2000                 2,564          119,545               -                  -            19,338

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)                  (324)          (4,115)            (38)              (183)             (247)
   Net realized gain (loss) on
    investments and capital gains
    distributions                              (4,255)         (18,446)             (4)                94            (2,959)
   Net unrealized appreciation
    (depreciation) of investments               9,089           16,551            (432)            (7,078)             (917)
                                      -----------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations            4,510           (6,010)           (474)            (7,167)           (4,123)

Changes from principal transactions:
   Purchase payments                           47,199          146,606           7,000             28,033                 2
   Contract distributions and
    terminations                                    -          (18,718)              -               (167)              (69)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                  61,216          249,538               -                  -             2,699
                                      -----------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                              108,415          377,426           7,000             27,866             2,632
                                      -----------------------------------------------------------------------------------------
Total increase (decrease)                     112,925          371,416           6,526             20,699            (1,491)
                                      -----------------------------------------------------------------------------------------
NET ASSETS AT DECEMBER 31, 2001              $115,489         $490,961          $6,526            $20,699           $17,847
                                      =========================================================================================


(a)  Commencement of operations May 11, 2000.                      (g)  Commencement of operations October 3, 2000.
(b)  Commencement of operations May 25, 2000.                      (h)  Commencement of operations November 14, 2000.
(c)  Commencement of operations June 21, 2000.                     (i)  Commencement of operations December 18, 2000.
(d)  Commencement of operations July 25, 2000.                     (j)  Commencement of operations May 1, 2001.
(e)  Commencement of operations September 20, 2000.                (k)  Commencement of operations May 4, 2001.
(f)  Commencement of operations September 29, 2000.                (l)  Commencement of operations December 18, 2001.

SEE ACCOMPANYING NOTES.




                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statements of Changes in Net Assets

                                   For the years ended December 31, 2001 and 2000, except as noted

                                                                                                  SP JENNISON
                                            GROWTH                            SMALL CAP          INTERNATIONAL      PRUDENTIAL
                                        OPPORTUNITIES        MAGNACAP       OPPORTUNITIES            GROWTH          JENNISON
                                         DIVISION (J)      DIVISION (K)      DIVISION (L)         DIVISION (H)      DIVISION (D)
                                      -----------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2000                $     -            $     -           $     -         $      -           $     -

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)                    -                  -                 -               (7)            1,839
   Net realized gain (loss) on
    investments                                    -                  -                 -                -                 3
   Net unrealized appreciation
    (depreciation) of investments                  -                  -                 -             (225)           (5,550)
                                      -----------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations               -                  -                 -             (232)           (3,708)

Changes from principal transactions:
   Purchase payments                               -                  -                 -            7,494            19,166
   Contract distributions and
    terminations                                   -                  -                 -                -                 -
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                      -                  -                 -                -                 -
                                      -----------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                                   -                  -                 -            7,494            19,166
                                      -----------------------------------------------------------------------------------------
Total increase (decrease)                          -                  -                 -            7,262            15,458
                                      -----------------------------------------------------------------------------------------
Net assets at December 31, 2000                    -                  -                 -            7,262            15,458

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)                 (163)               (40)               (5)            (617)             (581)
   Net realized gain (loss) on
    investments and capital gains
    distributions                                (28)                (9)                -             (313)              118
   Net unrealized appreciation
    (depreciation) of investments             (3,760)              (839)              (23)         (19,689)           (5,836)
                                      -----------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations          (3,951)              (888)              (28)         (20,619)           (6,299)

Changes from principal transactions:
   Purchase payments                          24,800             24,800             3,843           85,016            40,656
   Contract distributions and
    terminations                                   -                  -                 -                -                 -
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                      -                  -             6,789            6,083             3,333
                                      -----------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                              24,800             24,800            10,632           91,099            43,989
                                      -----------------------------------------------------------------------------------------
Total increase (decrease)                     20,849             23,912            10,604           70,480            37,690
                                      -----------------------------------------------------------------------------------------
NET ASSETS AT DECEMBER 31, 2001              $20,849            $23,912           $10,604         $ 77,742           $53,148
                                      =========================================================================================


(a)  Commencement of operations May 11, 2000.                      (g)  Commencement of operations October 3, 2000.
(b)  Commencement of operations May 25, 2000.                      (h)  Commencement of operations November 14, 2000.
(c)  Commencement of operations June 21, 2000.                     (i)  Commencement of operations December 18, 2000.
(d)  Commencement of operations July 25, 2000.                     (j)  Commencement of operations May 1, 2001.
(e)  Commencement of operations September 20, 2000.                (k)  Commencement of operations May 4, 2001.
(f)  Commencement of operations September 29, 2000.                (l)  Commencement of operations December 18, 2001.

SEE ACCOMPANYING NOTES.


15

                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statements of Changes in Net Assets

                                   For the years ended December 31, 2001 and 2000, except as noted

                                                            PIMCO STOCKSPLUS
                                            PIMCO HIGH          GROWTH &                            SELECT HIGH       SELECT HIGH
                                            YIELD BOND          INCOME            APPRECIATION        GROWTH             GROWTH
                                             DIVISION           DIVISION            DIVISION         DIVISION           DIVISION
                                      ---------------------------------------------------------------------------- -----------------
NET ASSETS AT JANUARY 1, 2000                $ 40,604            $325,313          $5,325,309        $1,889,359        $3,176,344

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)                 7,250              21,493              54,482            46,559           142,325
   Net realized gain (loss) on
    investments                                (4,674)            (12,502)             99,237            46,327            93,104
   Net unrealized appreciation
    (depreciation) of investments              (4,867)            (48,296)           (228,269)         (263,382)         (425,005)
                                      ----------------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations           (2,291)            (39,305)            (74,550)         (170,496)         (189,576)

Changes from principal transactions:
   Purchase payments                           44,923              70,951            (369,435)            4,403          (237,769)
   Contract distributions and
    terminations                               (4,122)             (6,321)             51,204          (300,184)           61,859
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                  26,137             (87,038)             36,034           222,744          (229,023)
                                      ----------------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                               66,938             (22,408)           (282,197)          (73,037)         (404,933)
                                      ----------------------------------------------------------------------------------------------
Total increase (decrease)                      64,647             (61,713)           (356,747)         (243,533)         (594,509)
                                      ----------------------------------------------------------------------------------------------
Net assets at December 31, 2000               105,251             263,600           4,968,562         1,645,826         2,581,835

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)                11,686               6,271             (32,919)           39,601           (37,941)
   Net realized gain (loss) on
    investments and capital gains
    distributions                              (9,140)            (12,522)             24,060            47,471           (11,083)
   Net unrealized appreciation
    (depreciation) of investments              (2,837)            (24,553)           (272,782)         (310,568)         (242,064)
                                      ----------------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations             (291)            (30,804)           (281,641)         (223,496)         (291,088)

Changes from principal transactions:
   Purchase payments                          273,600              24,725              26,026             4,382             4,939
   Contract distributions and
    terminations                               (5,662)            (11,191)           (424,933)         (193,814)         (117,742)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                  67,214             (31,633)            (55,484)          (58,191)          (29,117)
                                      ----------------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                              335,152             (18,099)           (454,391)         (247,623)         (141,920)
                                      ----------------------------------------------------------------------------------------------
Total increase (decrease)                     334,861             (48,903)           (736,032)         (471,119)         (433,008)
                                      ----------------------------------------------------------------------------------------------
NET ASSETS AT DECEMBER 31, 2001              $440,112            $214,697          $4,232,530        $1,174,707        $2,148,827
                                      ==============================================================================================


(a)  Commencement of operations May 11, 2000.                      (g)  Commencement of operations October 3, 2000.
(b)  Commencement of operations May 25, 2000.                      (h)  Commencement of operations November 14, 2000.
(c)  Commencement of operations June 21, 2000.                     (i)  Commencement of operations December 18, 2000.
(d)  Commencement of operations July 25, 2000.                     (j)  Commencement of operations May 1, 2001.
(e)  Commencement of operations September 20, 2000.                (k)  Commencement of operations May 4, 2001.
(f)  Commencement of operations September 29, 2000.                (l)  Commencement of operations December 18, 2001.

SEE ACCOMPANYING NOTES.




                                      First Golden American Life Insurance Company of New York
                                                        Separate Account NY-B

                                                 Statements of Changes in Net Assets

                                   For the years ended December 31, 2001 and 2000, except as noted


                                             SELECT           SELECT         SELECT        SMITH BARNEY     SMITH BARNEY
                                            BALANCED       CONSERVATIVE      INCOME        MONEY MARKET    LARGE CAP VALUE
                                            DIVISION         DIVISION       DIVISION         DIVISION         DIVISION
                                      ------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2000              $4,106,503     $ 1,935,109      $ 398,713       $ 651,960         $2,399,560

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)               215,896          82,595         26,235          25,809             51,306
   Net realized gain (loss) on
    investments                                54,589          27,045         (2,403)              -              1,094
   Net unrealized appreciation
    (depreciation) of investments            (140,796)        (70,938)       (14,042)              -            199,216
                                      ------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations          129,689          38,702          9,790          25,809            251,616

Changes from principal transactions:
   Purchase payments                           61,595           1,153            (50)        (47,822)           (85,437)
   Contract distributions and
    terminations                             (196,624)        (29,967)       (40,147)         11,316            (58,701)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                (192,143)       (509,816)         3,462        (188,166)           (29,429)
                                      ------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                             (327,172)       (538,630)       (36,735)       (224,672)          (173,567)
                                      ------------------------------------------------------------------------------------
Total increase (decrease)                    (197,483)       (499,928)       (26,945)       (198,863)            78,049
                                      ------------------------------------------------------------------------------------
Net assets at December 31, 2000             3,909,020       1,435,181        371,768         453,097          2,477,609

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)               116,559          95,790         32,482          (8,814)            (3,959)
   Net realized gain (loss) on
    investments and capital gains
    distributions                             139,475         (93,023)       (45,201)              -             54,269
   Net unrealized appreciation
    (depreciation) of investments            (423,538)         18,857         18,803               -           (286,568)
                                      ------------------------------------------------------------------------------------
   Net increase (decrease) in net
    assets resulting from operations         (167,504)         21,624          6,084          (8,814)          (236,258)

Changes from principal transactions:
   Purchase payments                            7,663           1,383              -             301             43,475
   Contract distributions and
    terminations                             (223,473)        (23,045)        (8,180)       (515,217)          (102,702)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                               1,614,135      (1,435,143)      (369,672)        624,485            (85,397)
                                      ------------------------------------------------------------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                            1,398,325      (1,456,805)      (377,852)        109,569           (144,624)
                                      ------------------------------------------------------------------------------------
Total increase (decrease)                   1,230,821      (1,435,181)      (371,768)        100,755           (380,882)
                                      ------------------------------------------------------------------------------------
NET ASSETS AT DECEMBER 31, 2001            $5,139,841     $         -      $       -       $ 553,852         $2,096,727
                                      ====================================================================================


(a)  Commencement of operations May 11, 2000.                      (g)  Commencement of operations October 3, 2000.
(b)  Commencement of operations May 25, 2000.                      (h)  Commencement of operations November 14, 2000.
(c)  Commencement of operations June 21, 2000.                     (i)  Commencement of operations December 18, 2000.
(d)  Commencement of operations July 25, 2000.                     (j)  Commencement of operations May 1, 2001.
(e)  Commencement of operations September 20, 2000.                (k)  Commencement of operations May 4, 2001.
(f)  Commencement of operations September 29, 2000.                (l)  Commencement of operations December 18, 2001.

SEE ACCOMPANYING NOTES.


16

            First Golden American Life Insurance Company of New York
                              Separate Account NY-B

                       Statements of Changes in Net Assets

         For the years ended December 31, 2001 and 2000, except as noted

                                           SMITH BARNEY       SMITH BARNEY
                                           INTERNATIONAL          HIGH
                                              EQUITY             INCOME
                                             DIVISION           DIVISION
                                      -----------------------------------
NET ASSETS AT JANUARY 1, 2000               $ 708,424           $380,762

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)                (7,767)            24,584
   Net realized gain (loss) on
    investments                                15,140            (14,838)
   Net unrealized appreciation
    (depreciation) of investments            (220,801)           (46,120)
                                      -----------------------------------
   Net increase (decrease) in net
    assets resulting from operations         (213,428)           (36,374)

Changes from principal transactions:
   Purchase payments                            9,709              1,379
   Contract distributions and
    terminations                              (48,180)           (46,123)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                 199,624              7,475
                                      -----------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                              161,153            (37,269)
                                      -----------------------------------
Total increase (decrease)                     (52,275)           (73,269)
                                      -----------------------------------
Net assets at December 31, 2000               656,149            307,119

INCREASE (DECREASE) IN NET ASSETS
Operations:
   Net investment income (loss)                (8,772)            29,023
   Net realized gain (loss) on
    investments and capital gains
    distributions                              (2,291)           (11,813)
   Net unrealized appreciation
    (depreciation) of investments            (192,077)           (31,402)
                                      -----------------------------------
   Net increase (decrease) in net
    assets resulting from operations         (203,140)           (14,192)

Changes from principal transactions:
   Purchase payments                            6,041                320
   Contract distributions and
    terminations                              (34,323)           (20,329)
   Transfer payments from (to)
    Fixed Account and other
    Divisions                                 (17,262)            28,968
                                      -----------------------------------
   Increase (decrease) in net assets
    derived from principal
    transactions                              (45,544)             8,959
                                      -----------------------------------
Total increase (decrease)                    (248,684)            (5,233)
                                      -----------------------------------
NET ASSETS AT DECEMBER 31, 2001             $ 407,465           $301,886
                                      ===================================


(a)  Commencement of operations May 11, 2000.                      (g)  Commencement of operations October 3, 2000.
(b)  Commencement of operations May 25, 2000.                      (h)  Commencement of operations November 14, 2000.
(c)  Commencement of operations June 21, 2000.                     (i)  Commencement of operations December 18, 2000.
(d)  Commencement of operations July 25, 2000.                     (j)  Commencement of operations May 1, 2001.
(e)  Commencement of operations September 20, 2000.                (k)  Commencement of operations May 4, 2001.
(f)  Commencement of operations September 29, 2000.                (l)  Commencement of operations December 18, 2001.

SEE ACCOMPANYING NOTES.




            First Golden American Life Insurance Company of New York
                              Separate Account NY-B

                          Notes to Financial Statements

                                December 31, 2001

1. ORGANIZATION

First Golden American Life Insurance Company of New York Separate Account NY-B (the "Account") was established by First Golden American Life Insurance Company of New York ("First Golden") to support the operations of variable annuity contracts ("Contracts"). First Golden is a wholly owned subsidiary of Golden American Life Insurance Company ("Golden American"), a wholly owned subsidiary of Equitable Life Insurance Company of Iowa ("Equitable Life"). First Golden is primarily engaged in the issuance of variable insurance products and is licensed as a stock life insurance company in the states of New York and Delaware.

Operations of the Account commenced on May 19, 1997. The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. First Golden provides for variable accumulation and benefits under the contracts by crediting annuity considerations to one or more divisions within the Account or the First Golden Fixed Separate Account, which is not part of the Account, as directed by the Contractowners. The portion of the Account's assets applicable to Contracts will not be chargeable with liabilities arising out of any other business First
Golden may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of First Golden. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of First Golden.

At December 31, 2001, the Account had, under First Golden's GoldenSelect Contracts ("DVA Plus"), thirty-five investment divisions: Limited Maturity Bond, Hard Assets, Real Estate, Fully Managed, Equity Income, Capital Appreciation, Rising Dividends, Value Equity, Strategic Equity, Small Cap, Managed Global, Liquid Asset, Mid-Cap Growth, Capital Growth, Research, Total Return, Growth, Core Bond, Developing World, Investors Series, Growth & Income, All Cap, Asset Allocation Growth, Diversified Mid-Cap, Large Cap Value, Special Situations, Internet Tollkeeper, Worldwide Growth, Growth Opportunities, MagnaCap, Small Cap Opportunities, SP Jennison International Growth, Prudential Jennison, PIMCO High Yield Bond, and PIMCO StocksPLUS Growth and Income. The Account also had, under First Golden's Empire PrimElite Contracts ("Empire DVA"), eleven investment divisions: Appreciation, Select High Growth, Select Growth, Select Balanced, Smith Barney Money Market, Smith Barney Large Cap Value, Smith Barney

            First Golden American Life Insurance Company of New York
                              Separate Account NY-B

                    Notes to Financial Statements (continued)


1. ORGANIZATION (CONTINUED)

International Equity, Smith Barney High Income, Mid-Cap Growth, Research, and Total Return Divisions (collectively with the divisions noted above, "Divisions"). The assets in each Division are invested in shares of a designated series ("Series," which may also be referred to as a "Portfolio") of mutual funds of The GCG Trust, Pilgrim Variable Insurance Trust, Pilgrim Variable Products Trust, Prudential Series Fund, Inc., PIMCO Variable Insurance Trust, Greenwich Street Series Fund Inc., Smith Barney Concert Allocation Series Inc., or Travelers Series Fund Inc. (the "Trusts"). At December 31, 2001, Galaxy VIP Asset Allocation, Galaxy VIP Equity Funds, Galaxy VIP Growth & Income, Galaxy VIP High Quality, and Galaxy VIP Small Company divisions were available under GoldenSelect Contracts but did not have investments.

On January 28, 2000, the consolidation of All-Growth Series into the Mid-Cap Growth Series took place at no cost to current contract holders. The separate accounts in the Series substituted shares of Mid-Cap Growth Series for shares of All-Growth Series.

Following approval by its shareholders, the Emerging Markets Series was merged into the Developing World Series on April 27, 2001 at no cost to current contract holders. Directed Services, Inc., the Series' manager, absorbed all costs associated with the merger.

Following approval by their respective shareholders, the Smith Barney Select Income Series and Smith Barney Select Conservative Series were consolidated by a merger of their assets into the Smith Barney Select Balanced Series on April 27, 2001 at no cost to current contract holders. Travelers Investment Adviser, Inc., the Series' manager, absorbed all costs associated with the merger.

On May 1, 2001, Pacific Investment Manager began serving as Portfolio Manager for the Global Fixed Income Series. At that date, the name of the Global Fixed Income Series was changed to the Core Bond Series.

All contracts in the Account are currently in the accumulation period.

2. SIGNIFICANT ACCOUNTING POLICIES

The  following  is a  summary  of the  significant  accounting  policies  of the
Account:

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENTS

Investments are made in shares of a Series or Portfolio of the Trusts and are valued at the net asset value per share of the respective Series or Portfolio of the Trusts. Investment transactions in each Series or Portfolio of the Trusts are recorded on the trade date. Distributions of net investment income and capital gains from each Series or Portfolio of the Trusts are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Series or Portfolio of the Trusts are determined on the specific identification basis.

FEDERAL INCOME TAXES

Operations of the Account form a part of, and are taxed with, the total operations of First Golden which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the Contractowners are excluded in the determination of the federal income tax liability of First Golden.


3. CHARGES AND FEES

There are two different death benefit options referred to as Standard and Annual Ratchet. Under the terms of the Contracts, certain charges are allocated to the Contracts to cover First Golden's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

MORTALITY AND EXPENSE RISK CHARGES

First Golden assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of 1.10% and 1.25% of the assets attributable to the Standard and Annual Ratchet, respectively, to cover these risks.

ASSET BASED ADMINISTRATIVE CHARGES

A daily charge at an annual rate of .15% of assets attributable to the Contracts is deducted.

ADMINISTRATIVE CHARGES

An administrative charge of $30 per Contract year is deducted from the accumulation value of the Contracts to cover ongoing administrative expenses. The charge is incurred at the beginning of the Contract processing period and deducted at the end of the Contract processing period.

CONTINGENT DEFERRED SALES CHARGES

A contingent deferred sales charge ("Surrender Charge") is imposed as a percentage of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken during the seven-year period from the date a premium payment is received. The Surrender Charge is imposed at a rate of 7% during the first year of purchase declining to 6%, 5%, 4%, 3%, 2%, and 1% in the second, third, fourth, fifth, sixth, and seventh years, respectively.

PREMIUM TAXES

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the payment by First Golden depends on the annuitant's state of residence and currently ranges up to 3.5% of premiums.



4. PURCHASES AND SALES OF INVESTMENT SECURITIES

The aggregate cost of purchases and proceeds from sales of investments follows:

                                                                      YEAR ENDED DECEMBER 31
                                                                2001                           2000
                                                    -------------------------------------------------------------
                                                      PURCHASES        SALES         PURCHASES        SALES
                                                    -------------------------------------------------------------
The GCG Trust:
    Limited Maturity Bond Series                      $   889,498    $   760,939     $  691,679        $237,466
    Hard Assets Series                                     13,186          1,984          9,607             343
    All - Growth Series                                         -              -         83,052         166,169
    Real Estate Series                                    169,389        261,498        190,954           3,568
    Fully Managed Series                                  388,908        187,847        427,862          75,543
    Equity Income Series                                  429,134        161,131        318,824         207,959
    Capital Appreciation Series                           379,326        217,256      1,385,459         111,619
    Rising Dividends Series                               243,497        432,109      1,151,807         368,143
    Emerging Markets Series                                     -        160,615        193,775          22,463
    Value Equity Series                                   198,840        126,456        168,719         242,866
    Strategic Equity Series                               102,115        195,504        774,172         145,214
    Small Cap Series                                      542,972        316,920      2,529,682         236,335
    Managed Global Series                                 167,686        165,076      1,276,406         120,244
    Liquid Asset Series                                 2,083,703      1,469,612      1,333,103         772,277
    Mid-Cap Growth Series                                 696,916        870,078      5,504,012         478,080
    Capital Growth Series                                 361,713        172,327        579,403         311,772
    Research Series                                       362,535        662,689      1,882,115         288,441
    Total Return Series                                   894,329        380,116      1,067,893         355,054
    Growth Series                                         546,215        839,676      5,666,469         541,177
    Core Bond Series                                       29,322         39,436         92,133             863
    Developing World Series                               198,952         32,007        126,773          55,779
    Investors Series                                      111,971         39,690         85,773           2,486


                                                                 21


4. PURCHASES AND SALES OF INVESTMENT SECURITIES (CONTINUED)

                                                                                    YEAR ENDED DECEMBER 31
                                                                              2001                           2000
                                                            ----------------------------------------------------------------
                                                                  PURCHASES            SALES      PURCHASES          SALES
                                                            ----------------------------------------------------------------
The GCG Trust (continued):
    Growth and Income Series                                    $    62,880      $     9,204    $     4,001     $       13
    All Cap Series                                                  623,830          317,352        684,588         80,015
    Asset Allocation Growth Series                                  162,026            8,935         33,521             14
    Diversified Mid-Cap Series                                      146,615           38,523          2,506              5
    Large Cap Value Series                                          481,033          107,722        143,254         21,390
    Special Situations Series                                         7,017               55              -              -
    Internet Tollkeeper Series                                       31,585            3,902              -              -
Pilgrim Variable Insurance Trust:
    Worldwide Growth Fund                                            12,658           10,273         21,691            201
Pilgrim Variable Products Trust:
    Growth Opportunities Portfolio                                   24,801              164              -              -
    MagnaCap Portfolio                                               24,942              182              -              -
    Small Cap Opportunities Portfolio                                10,631                4              -              -
Prudential Series Fund, Inc.:
    SP Jennison International Growth Portfolio                       91,120              638          7,494              7
    Prudential Jennison Portfolio                                    44,369              541         21,112            107
PIMCO Variable Insurance Trust:
    PIMCO High Yield Bond Portfolio                                 454,888          108,050        147,787         73,599
    PIMCO StocksPLUS Growth and Income Portfolio                     37,390           46,876        158,113        159,028
Greenwich Street Series Fund, Inc.:
    Appreciation Portfolio                                          167,769          655,080        539,293        767,008
Smith Barney Concert Allocation Series, Inc.:
    Select High Growth Portfolio                                    143,860          289,843        195,932        222,410
    Select Growth Portfolio                                          32,146          212,009        353,924        616,532
    Select Balanced Portfolio                                     2,192,989          520,039        470,803        582,079
    Select Conservative Portfolio                                   114,602        1,464,977        103,937        559,972
    Select Income Portfolio                                          62,865          408,235         35,598         46,098
Travelers Series Fund Inc.:
    Smith Barney Money Market Portfolio                             383,745          282,990        121,103        319,966
    Smith Barney Large Cap Value Portfolio                          198,436          268,324        172,182        294,443
    Smith Barney International Equity Portfolio                       7,043           61,359        209,558         56,172
    Smith Barney High Income Portfolio                               72,767           34,785         47,424         60,109
                                                            ----------------------------------------------------------------
COMBINED                                                        $14,402,214      $12,343,028    $29,013,493     $8,603,029
                                                            ================================================================


                                                                 22


5. CHANGES IN UNITS

The changes in units outstanding for the years ended December 31, 2001 and 2000 were as follows:

                                                                           YEAR ENDED DECEMBER 31
                                                              2001                                       2000
                                             ------------------------------------------------------------------------------------
                                                UNITS         UNITS     NET INCREASE      UNITS          UNITS     NET INCREASE
                                                ISSUED      REDEEMED     (DECREASE)       ISSUED       REDEEMED     (DECREASE)
                                             ------------------------------------------------------------------------------------
The GCG Trust:
     Limited Maturity Bond Division               45,317       40,023          5,294       37,541         13,319        24,222
     Hard Assets Division                            849          104            745          593             11           582
     All - Growth Division                             -            -              -            -          5,120       (5,120)
     Real Estate Division                          5,800        9,685         (3,885)       7,212             99         7,113
     Fully Managed Division                       12,289        6,582          5,707       15,212          3,076        12,136
     Equity Income Division                       17,051        6,641         10,410       12,515          9,987         2,528
     Capital Appreciation Division                16,805        9,678          7,127       47,365          5,584        41,781
     Rising Dividends Division                    10,200       18,955         (8,755)      41,899         14,275        27,624
     Emerging Markets Division                     2,212       23,542        (21,330)      17,652          2,282        15,370
     Value Equity Division                        10,835        6,679          4,156        9,825         14,634        (4,809)
     Strategic Equity Division                     6,287       13,818         (7,531)      31,128          6,205        24,923
     Small Cap Division                           32,197       18,394         13,803       71,148         10,576        60,572
     Managed Global Division                       9,780        9,693             87       38,934          6,732        32,202
     Liquid Asset Division                       132,337       95,467         36,870       85,144         50,502        34,642
     Mid-Cap Growth Division                      19,763       28,115         (8,352)      82,804         14,454        68,350
     Capital Growth Division                      25,483       12,847         12,636       28,812         16,983        11,829
     Research Division                            14,122       33,251        (19,129)      49,752         11,316        38,436
     Total Return Division                        35,039       20,410         14,629       47,194         21,667        25,527
     Growth Division                              31,863       55,292        (23,429)     179,467         21,563       157,904
     Core Bond Division                            2,494        3,312           (818)       7,436              -         7,436
     Developing World Division                    26,947        4,335         22,612       12,492          5,232         7,260
     Investors Division                           10,354        3,940          6,414        7,530            203         7,327
     Growth and Income Division                    7,033        1,251          5,782          400              -           400
     All Cap Division                             53,368       29,399         23,969       59,509          7,552        51,957
     Asset Allocation Growth Division             17,987          868         17,119        3,577              -         3,577
     Diversified Mid-Cap Division                 17,376        4,943         12,433          260              -           260
      Large Cap Value Division                    49,302       11,651         37,651       13,379          2,042        11,337
     Special Situations Division                   3,071          354          2,717            -              -             -
     Internet Tollkeeper Division                    783            -            783            -              -             -
Pilgrim Variable Insurance Trust:
     Worldwide Growth Division                     1,701        1,368            333        2,221             13         2,208


                                                                 23


5. CHANGES IN UNITS (CONTINUED)

                                                                                YEAR ENDED DECEMBER 31
                                                                   2001                                       2000
                                                 ----------------------------------------------------------------------------------
                                                   UNITS        UNITS     NET INCREASE         UNITS         UNITS     NET INCREASE
                                                  ISSUED      REDEEMED     (DECREASE)         ISSUED       REDEEMED     (DECREASE)
                                                 ----------------------------------------------------------------------------------
Pilgrim Variable Products Division:
     Growth Opportunities Division                   2,676            -          2,676               -             -            -
     MagnaCap Division                               2,556            -          2,556               -             -            -
     Small Cap Opportunities Division                1,272            -          1,272               -             -            -
Prudential Series Fund, Inc.:
     SP Jennison International Growth Division      13,579            -         13,579            848              -          848
     Prudential Jennison Division                    6,470            3          6,467          1,969              -        1,969
PIMCO Variable Insurance Trust:
     PIMCO High Yield Bond Division                 43,752       10,711         33,041         13,902          7,348        6,554
     PIMCO StocksPLUS Growth and Income Division
                                                     2,277        3,787         (1,510)        10,403         12,699       (2,296)
Greenwich Street Series Fund, Inc.:
     Appreciation Division                           7,520       35,184        (27,664)        25,706         40,280      (14,574)
Smith Barney Concert Allocation Series, Inc.:
     Select High Growth Division                     1,299       21,885        (20,586)         7,774         13,478       (5,704)
     Select Growth Division                          2,883       15,318        (12,435)        13,266         43,074      (29,808)
     Select Balanced Division                      140,504       35,796        104,708         15,901         41,347      (25,446)
     Select Conservative Division                      102      117,061       (116,959)            30         45,585      (45,555)
     Select Income Division                          2,399       34,162        (31,763)           356          3,493       (3,137)
Travelers Series Fund Inc.:
     Smith Barney Money Market Division             29,379       22,271          7,108          7,436         26,129      (18,693)
     Smith Barney Large Cap Value Division           4,924       12,600         (7,676)         5,045         14,477       (9,432)
     Smith Barney International Equity Division        595        3,732         (3,137)         9,396          2,439        6,957
     Smith Barney High Income Division               3,435        2,559            876          1,209          4,272       (3,063)
                                                 ----------------------------------------------------------------------------------
COMBINED                                           884,267      785,666         98,601      1,024,242        498,048      526,194
                                                 ==================================================================================


                                                                 24

            First Golden American Life Insurance Company of New York
                              Separate Account NY-B

                    Notes to Financial Statements (continued)

6. UNIT VALUES

A summary of unit values and units outstanding for variable annuity contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the year ended December 31, 2001, along with unit values for the year ended December 31, 2000, follows:

                                             ----------------------  --------------------------------------------
                                             At December 31, 2000               At December 31, 2001
                                             ----------------------  --------------------------------------------

                                                Unit Fair Value      Units       Unit Fair Value     Net Assets
                  Division                     lowest to highest      (000s)    lowest to highest      (000s)
-------------------------------------------------------------------  ---------  ------------------  -------------
The GCG Trust:
     Limited Maturity Bond Series              $17.76 to $18.08          44     $19.06 to $19.44         $838
     Hard Assets Series                        $16.30 to $16.61           2     $14.13 to $14.42           26
     Real Estate Series                        $26.64 to $27.12           5     $28.40 to $28.96          148
     Fully Managed Series                      $26.03 to $26.51          42     $28.22 to $28.77        1,208
     Equity Income Series                      $23.91 to $24.35          42     $23.90 to $24.37        1,002
     Capital Appreciation Series               $25.17 to $25.50          76     $21.60 to $21.91        1,641
     Rising Dividends Series                   $24.93 to $25.21         112     $21.64 to $21.92        2,426
     Value Equity Series                       $19.46 to $19.63          20     $18.34 to $18.53          374
     Strategic Equity Series                   $18.92 to $19.07          35     $14.71 to $14.85          508
     Small Cap Series                          $18.40 to $18.54         128     $17.87 to $18.03        2,286
     Managed Global Series                     $20.19 to $20.44          73     $17.54 to $17.78        1,288
     Liquid Asset Series                       $15.47 to $15.75         105     $15.84 to $16.15        1,678
     Mid-Cap Growth Series                     $42.23 to $42.70         120     $31.80 to $32.20        3,807
     Capital Growth Series                     $17.21 to $17.33          88     $14.64 to $14.76        1,284
     Research Series                           $26.39 to $26.63         175     $20.44 to $20.66        3,580
     Total Return Series                       $20.75 to $20.94         196     $20.56 to $20.78        4,037
     Growth Series                             $22.02 to $22.17         360     $15.14 to $15.28        5,451
     Core Bond Series                          $11.74 to $11.85          10     $11.86 to $11.99          115
     Developing World Series                    $7.58 to $7.61           43      $7.08 to $7.12           305
     Investors Series                               $11.26               14     $10.63 to $10.66          146
     Growth and Income Series                        $9.94                6      $8.89 to $8.91            55
     All Cap Series                            $11.59 to $11.61          76     $11.65 to $11.68          884
     Asset Allocation Growth Series                  $9.38               21           $8.68               180
     Diversified Mid-Cap Series                      $9.86               13           $9.10               115
     Large Cap Value Series                    $10.54 to $10.56          49     $10.02 to $10.05          491
     Special Situations Series                         -                  1           $8.34                 7

                                             ---------------------------------------------------------------
                                                          For the Year Ended December 31, 2001
                                             ---------------------------------------------------------------
                                             Investment   Mortality, Expense Risk &
                                               Income     Asset Based Admin Charges       Total Return
                  Division                      Ratio         lowest to highest         lowest to highest
--------------------------------------------------------- --------------------------- ----------------------
The GCG Trust:
     Limited Maturity Bond Series                4.84%          1.25% to 1.40%           7.32% to 7.52%
     Hard Assets Series                          0.00           1.25% to 1.40%         -13.31% to -13.18%
     Real Estate Series                          2.23           1.25% to 1.40%           6.61% to 6.78%
     Fully Managed Series                        2.85           1.25% to 1.40%           8.41% to 8.53%
     Equity Income Series                        1.93           1.25% to 1.40%           -0.04% to 0.08%
     Capital Appreciation Series                 0.07           1.25% to 1.40%         -14.18% to -14.08%
     Rising Dividends Series                     0.29           1.25% to 1.40%         -13.20% to -13.05%
     Value Equity Series                         0.88           1.25% to 1.40%           -5.76% to -5.6%
     Strategic Equity Series                     0.00           1.25% to 1.40%         -22.25% to -22.13%
     Small Cap Series                            0.12           1.25% to 1.40%          -2.88% to -2.75%
     Managed Global Series                       0.11           1.25% to 1.40%         -13.13% to -13.01%
     Liquid Asset Series                         3.50           1.25% to 1.40%           2.39% to 2.54%
     Mid-Cap Growth Series                       0.33           1.25% to 1.40%         -24.70% to -24.59%
     Capital Growth Series                       0.00           1.25% to 1.40%          -14.93% to-14.83%
     Research Series                             0.11           1.25% to 1.40%         -22.55% to -22.42%
     Total Return Series                         4.44           1.25% to 1.40%          -0.92% to -0.76%
     Growth Series                               0.00           1.25% to 1.40%         -31.24% to -31.08%
     Core Bond Series                            0.23           1.25% to 1.40%           1.02% to 1.18%
     Developing World Series                     1.33           1.25% to 1.40%          -6.60% to -6.44%
     Investors Series                            0.90           1.25% to 1.40%                -5.6%
     Growth and Income Series                    0.91           1.25% to 1.40%               -10.36%
     All Cap Series                              1.10           1.25% to 1.40%           0.52% to 0.62%
     Asset Allocation Growth Series              1.43               1.40%                    -7.46%
     Diversified Mid-Cap Series                  0.65               1.40%                    -7.71%
     Large Cap Value Series                      0.28           1.25% to 1.40%          -4.93% to -4.83%
     Special Situations Series                    *                 1.25%                       *

                                                                 25

6. UNIT VALUES (CONTINUED)
                                             ----------------------  --------------------------------------------
                                             At December 31, 2000               At December 31, 2001
                                             ----------------------  --------------------------------------------

                                                Unit Fair Value      Units       Unit Fair Value     Net Assets
                  Division                     lowest to highest      (000s)    lowest to highest      (000s)
-------------------------------------------------------------------  ---------  ------------------  -------------
     Internet Tollkeeper Series                        -                  3           $7.62             $  21
Pilgrim Variable Insurance Trust:
     Worldwide Growth Fund                      $8.75 to $8.76            3           $7.02                18
Pilgrim Variable Products Trust:
     Growth Opportunities Portfolio                    -                  3           $7.79                21
     MagnaCap Portfolio                                -                  3           $9.35                24
     Small Cap Opportunities Portfolio                 -                  1       $8.33 to $8.34           11
Prudential Series Fund, Inc.:
     SP Jennison International
       Growth Portfolio                              $8.56               14      $5.39 to $5.42            78
     Prudential Jennison Portfolio                   $7.85                8      $6.30 to $6.31            53
PIMCO Variable Insurance Trust:
     PIMCO High Yield Bond Portfolio           $10.01 to $10.05          44     $10.10 to $10.16          440
     PIMCO StocksPLUS Growth and
       Income Portfolio                        $11.72 to $11.77          21     $10.23 to $10.29          215
Greenwich Street Series Fund, Inc.:
     Appreciation Portfolio                    $18.03 to $18.16         247     $17.07 to $17.22        4,233
Smith Barney Concert Allocation Series,
Inc.:
     Select High Growth Portfolio              $14.13 to $14.22          96     $12.25 to $12.34        1,175
     Select Growth Portfolio                   $13.33 to $13.41         181     $11.85 to $11.94        2,149
     Select Balanced Portfolio                 $13.08 to $13.16         403     $12.72 to $12.81        5,140
Travelers Series Fund Inc.:
     Smith Barney Money Market Portfolio       $12.31 to $12.39          44     $12.60 to $12.68          554
     Smith Barney Large Cap Value Portfolio    $21.16 to $21.34         109     $19.16 to $19.35        2,097
     Smith Barney International Equity
       Portfolio                               $17.74 to $17.89          34     $12.04 to $12.16          407
     Smith Barney High Income Portfolio        $12.46 to $12.56          25     $11.82 to $11.94          302

                                             ---------------------------------------------------------------
                                                          For the Year Ended December 31, 2001
                                             ---------------------------------------------------------------
                                             Investment   Mortality, Expense Risk &
                                               Income     Asset Based Admin Charges       Total Return
                  Division                      Ratio         lowest to highest         lowest to highest
--------------------------------------------------------- --------------------------- ----------------------
     Internet Tollkeeper Series                   *                 1.40%                       *
Pilgrim Variable Insurance Trust:
     Worldwide Growth Fund                      0.00                1.40%                    -19.77%
Pilgrim Variable Products Trust:
     Growth Opportunities Portfolio               *                 1.40%                       *
     MagnaCap Portfolio                           *                 1.40%                       *
     Small Cap Opportunities Portfolio            *             1.25% to 1.40%                  *
Prudential Series Fund, Inc.:
     SP Jennison International
       Growth Portfolio                         0.21            1.25% to 1.40%               -37.03%
     Prudential Jennison Portfolio              0.00            1.25% to 1.40%         -19.75% to -19.62%
PIMCO Variable Insurance Trust:
     PIMCO High Yield Bond Portfolio            7.42            1.25% to 1.40%           0.90% to 1.09%
     PIMCO StocksPLUS Growth and
       Income Portfolio                         4.22            1.25% to 1.40%         -12.71% to -12.57%
Greenwich Street Series Fund, Inc.:
     Appreciation Portfolio                     1.11            1.25% to 1.40%          -5.32% to -5.18%
Smith Barney Concert Allocation Series,
Inc.:
     Select High Growth Portfolio               4.99            1.25% to 1.40%         -13.31% to -13.22%
     Select Growth Portfolio                    0.00            1.25% to 1.40%         -11.10% to -10.96%
     Select Balanced Portfolio                  3.90            1.25% to 1.40%          -2.75% to -2.66%
Travelers Series Fund Inc.:
     Smith Barney Money Market Portfolio        3.59            1.25% to 1.40%           2.34% to 2.36%
     Smith Barney Large Cap Value Portfolio     1.36            1.25% to 1.40%          -9.45% to -9.33%
     Smith Barney International Equity
       Portfolio                                0.00            1.25% to 1.40%         -32.13% to -32.03%
     Smith Barney High Income Portfolio         11.37           1.25% to 1.40%          -5.14% to -4.94%


* As this  sub-account  is new in  2001,  this  ratio is not  meaningful  and is therefore not presented.
                                                                 26

                          PART C -- OTHER INFORMATION

ITEM 24:  FINANCIAL STATEMENTS AND EXHIBITS

FINANCIAL STATEMENTS

(a)

(1) All financial statements are included in either the Prospectus or the Statement of Additional Information, as indicated therein.

(2) Schedules I, III and IV follow. All other schedules to the consolidated financial statements required by Article 7 of Regulation S-X are omitted because they are not applicable or because the information is included elsewhere in the consolidated financial statements or notes thereto.






                                                             SCHEDULE I
                                                       SUMMARY OF INVESTMENTS
                                              OTHER THAN INVESTMENTS IN RELATED PARTIES
                                                        (DOLLARS IN MILLIONS)



                                                                                                                       BALANCE
                                                                                                                         SHEET
   DECEMBER 31, 2001                                                                       COST(1)         VALUE        AMOUNT
--------------------------------------------------------------------------------------------------------------------------------
   TYPE OF INVESTMENT
   Fixed maturities, available for sale:
    Bonds:
      United States government and governmental agencies and
       authorities..........................................................               $10.1            $10.5        $10.5
      Public utilities......................................................                67.0             69.5         69.5
      Foreign government....................................................                  .1               .1           .1
      Corporate securities..................................................               786.0            814.9        814.9
      Other asset-backed securities.........................................               295.5            301.7        301.7
      Mortgage-backed securities............................................               296.7            303.4        303.4
                                                                                  ----------------------------------------------
      Total fixed maturities, available for sale............................             1,455.4          1,500.1      1,500.1

   Equity securities:
      Common stocks: industrial, miscellaneous, and all other...............                 3.6              3.5          3.5

   Mortgage loans on real estate............................................               265.5                         265.5
   Real Estate..............................................................                  .3                            .3
   Policy loans.............................................................                85.0                          85.0
   Other Invested Assets....................................................                 6.5                           6.5
   Short-term investments...................................................                20.5                          20.5
                                                                                  ---------------                 --------------
   Total investments........................................................            $1,836.8                      $1,881.4
                                                                                  ===============                 ==============

Note 1: Cost is defined as original cost for common stocks, amortized cost for bonds and short-term investments, and unpaid principal for policy loans and mortgage loans on real estate, adjusted for amortization of premiums and accrual of discounts.




                                                            SCHEDULE III
                                                 SUPPLEMENTARY INSURANCE INFORMATION
                                                        (DOLLARS IN MILLIONS)


COLUMN A             COLUMN B     COLUMN C   COLUMN D    COLUMN E   COLUMN F   COLUMN G   COLUMN H    COLUMN I   COLUMN J  COLUMN K
-----------------------------------------------------------------------------------------------------------------------------------
                                   FUTURE
                                   POLICY                                                           AMORTIZA-
                                 BENEFITS,                 OTHER                          BENEFITS    TION OF
                                   LOSSES,                POLICY                            CLAIMS,  DEFERRED
                      DEFERRED     CLAIMS                 CLAIMS INSURANCE                  LOSSES     POLICY
                        POLICY        AND    UNEARNED        AND  PREMIUMS        NET          AND     ACQUI-      OTHER
                   ACQUISITION       LOSS     REVENUE   BENEFITS       AND INVESTMENT   SETTLEMENT     SITION   OPERATING  PREMIUMS
SEGMENT                  COSTS   EXPENSES     RESERVE    PAYABLE   CHARGES     INCOME     EXPENSES      COSTS    EXPENSES*  WRITTEN
-----------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2001:

Life insurance            $26.0   $1,550.5      --        $58.9    $150.6     $142.3       $156.8       $3.3       $99.1      --

YEAR ENDED DECEMBER 31, 2000:
Life Insurance

September 1, 2000 to
December 31, 2000          $8.8   $1,571.1      --        $51.3     $51.6      $48.3        $58.6       $2.6       $26.5      --

January 1, 2000 to
August 31, 2000          $166.1   $1,568.1      --        $78.6     $91.4      $97.7       $100.4      $14.7       $46.4      --

YEAR ENDED DECEMBER 31, 1999:

Life insurance           $141.7    1,672.8      --        $62.4    $143.5      149.7       $156.2      $23.1       $55.6      --



* This includes policy acquisition costs deferred for first year commissions and interest bonuses, premium credit, and other expenses related to the production of new business. The costs related to first year interest bonuses and the premium credit are included in benefits claims, losses, and settlement expenses.





                                                             SCHEDULE IV
                                                             REINSURANCE
                                                           (in thousands)

Column A                                          COLUMN B        COLUMN C         COLUMN D        COLUMN E        COLUMN F
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     PERCENTAGE
                                                                 CEDED TO         ASSUMED                             OF AMOUNT
                                                     GROSS          OTHER      FROM OTHER              NET              ASSUMED
                                                    AMOUNT      COMPANIES       COMPANIES           AMOUNT               TO NET
--------------------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 2001:
    Life insurance in force.................      $34,149,000     $10,687,000      $4,234,000      $27,696,000            15.3%
                                                ================================================================================

Premium
    Life                                          $70,649         $18,054          $3,334          $55,929                 6.0%
    Accident and Health                            16,608          12,358               -            4,250                   -
                                                ----------------------------------------------------------------
    Total Premium                                 $87,257         $30,412          $3,334          $60,179                 5.5%
                                                ================================================================

AT DECEMBER 31, 2000:
    Life insurance in force.................      $33,116,000     $9,126,000       $2,995,000      $26,985,000            11.1%
                                                ================================================================================

    Premium
      September 1, 2000 to
      December 31, 2000

      Life                                        $25,842          $8,437          $1,300          $18,705                 7.0%
      Accident and Health                           5,058           3,963               -            1,095
                                                ----------------------------------------------------------------
      Total Premium                               $30,900         $12,400          $1,300          $19,800                 6.5%
                                                ================================================================

      January 1, 2000 to
      August 31, 2000

      Life                                        $44,898         $20,352          $1,600          $26,146                 6.1%
      Accident and Health                           9,602           7,648               -            1,954
                                                ----------------------------------------------------------------
      Total Premium                               $54,500         $28,000          $1,600          $28,100                 5.7%
                                                ================================================================


AT DECEMBER 31, 1999:
    Life insurance in force.................      $34,702,000     $7,926,000        $2,707,000     $29,483,000             9.2%
                                                ================================================================
Premium
    Life                                          $62,930         $24,985          $2,400          $40,345                 5.9%
    Accident and Health                             8,570           6,115               -            2,455
                                                ----------------------------------------------------------------
    Total Premium                                 $71,500         $31,100          $2,400          $42,800                 5.6%
                                                ================================================================================


EXHIBITS

(b)   (1)         Resolution of the board of directors of First Golden
                   American Life Insurance Company of New York authorizing the establishment of the Registrant

      (2) Form of Custodial Agreement between Registrant and the Bank of New York

      (3)   (a)   Form of Distribution Agreement between the
                   Depositor and Directed Services, Inc
            (b)   Form of Dealers Agreement

      (4)   (a)   Individual Deferred Combination Variable and Fixed
                   Annuity Contract
            (b)   Deferred Combination Variable and Fixed Annuity Group
                   Master Contract
            (c)   Individual Retirement Annuity Rider Page
            (d)   Schedule Page to the DVA Plus NY Contract
                   featuring The Galaxy VIP Fund
            (e)   Section 72 Rider
            (f)   Change of Name Endorsement

            (g)   Deferred Combination Variable and Fixed Annuity
                  Certificate (Group)
            (h)   Section 72 Rider (Group)
            (i)   Individual Retirement Annuity Rider (Group)
            (j)   Simple Individual Retirement Annuity Rider (Group)
            (k)   403(b) Rider (Group)
            (l)   Roth Individual Retirement Annuity Rider (Group)
            (m)   Deferred Combination Variable and Fixed Annuity
                   Contract (Individual)
            (n)   Section 72 Rider (Individual)
            (o)   Individual Retirement Annuity Rider (Individual)
            (p)   Simple Individual Retirement Annuity Rider (Individual)
            (q)   403(b) Rider (Individual)
            (r)   Roth Individual Retirement Annuity Rider (Individual)


      (5)   (a)   Individual Deferred Combination Variable and Fixed
                   Annuity Application
            (b)   Individual Deferred Combination Variable and Fixed
                   Annuity Application
            (c)   Individual Deferred Combination Variable and Fixed
                   Annuity Application
            (d)   Enrollment Form

      (6)   (a)   Articles of Incorporation of ReliaStar Life Insurance
                   Company of New York
            (b)   By-Laws of ReliaStar Life Insurance Company of New York
            (c)   Resolution of board of directors for Powers of Attorney

      (7)         Not applicable

      (8)   (a)   Form of Services Agreement between Directed Services, Inc.
                  and ReliaStar Life Insurance Company of New York
            (b)   Form of Administrative Services Agreement between
                  ReliaStar Life Insurance Company of New York and Golden
                  American Life Insurance Company
            (c)   Form of Administrative Services Agreement between
                  ReliaStar Life Insurance Company of New York and
                  Equitable Life Insurance Company of Iowa
            (d)   Form of Participation Agreement between ReliaStar Life
                  Insurance Company of New York and the Travelers Series
                  Fund Inc.
            (e)   Form of Participation Agreement between ReliaStar Life
                  Insurance Company of New York and the Greenwich Street
                  Series
            (f)   Form of Participation Agreement between ReliaStar Life
                  Insurance Company of New York and the Smith Barney
                  Concert Allocation Series Inc.
            (g)   Form of Participation Agreement between ReliaStar Life
                  Insurance Company of New York and PIMCO Variable
                  Insurance Trust
            (h)   Form of Asset Management Agreement between ReliaStar
                  Life Insurance Company of New York and ING Investment
                  Management LLC
            (i)   Form of Participation Agreement between ReliaStar Life
                  Insurance Company of New York and The Galaxy VIP Fund
            (j)   Form of Participation Agreement between ReliaStar Life
                  Insurance Company of New York and ING Variable
                  Insurance Trust
            (k)   Form of Participation Agreement between ReliaStar Life
                  Insurance Company of New York and ING Variable
                  Products Trust
            (l)   Form of Participation Agreement between ReliaStar Life
                  Insurance Company of New York and Prudential Series
                  Fund, Inc.
            (m)   Form of Amended Schedule Page to the Participation
                  Agreement between ReliaStar Life Insurance Company of New
                  York and Prudential Series Fund, Inc.
            (n)   Form of Participation Agreement between ReliaStar Life
                  Insurance Company of New York and ProFund Advisors LLC
            (o)   Form of Reinsurance Agreement between ReliaStar Life
                  Insurance Company of New York and London Life Reinsurance
                  Company of Pennsylvania

      (9)         Opinion and Consent of Counsel

     (10)   (a)   Consent of Ernst & Young LLP, Independent Auditors
            (b)   Consent of Deloitte & Touche LLP, Independent Auditors
            (c)   Consent of Linda E. Senker, Esquire incorporated in
                  Item 9 of this Part C, together with the opinion of Linda E. Senker

     (11)         Not applicable
     (12)         Not applicable
     (13)         Not applicable
     (14)         Not applicable
     (15)         Powers of Attorney
     (16)         Subsidiaries of ING Groep N.V.

ITEM 25:  DIRECTORS AND OFFICERS OF THE DEPOSITOR

                             Principal                 Positions and Offices
Name                      Business Address             with Depositor
-----                     ----------------             ---------------------

James Roderick Gelder    ReliaStar Life Insurance Co    President, Chief
                         20 Washington Avenue South     Executive Officer and
                         Mineapolis, MN  55401          Director

Richard Michael Conley   2910 Holly Lane                Director
                         Plymouth, MN  55447

Ulric Haynes, Jr.        17 Bagatelle Rd.               Director
                         Bix Hills, NY  11746

Wayne Robert Huneke      ING Insurance Operations       Chief Financial Officer,
                         5780 Powers Ferry Road         Vice President and
                         Atlanta, GA  30327-4390        Director

P. Randall Lowery        ING Insurance Operations       Director
                         5780 Powers Ferry Road
                         Atlanta, GA  30327-4390

Fioravante G. Perrotta   4231 Crayton Rd.               Director
                         Naples, Florida 34103

Robert C. Salipante      ReliaStar Life Insurance Co    Vice Chairman and
                         20 Washington Avenue South     Director
                         Mineapolis, MN  55401

Mark A. Tullis           ING Insurance Operations       Director
                         5780 Powers Ferry Road
                         Atlanta, GA  30327-4390

Charles B. Updike        Schoeman Updike & Kaufman      Director
                         60 East 42nd Street
                         New York, NY  10165

Ross M. Weale            56 Cove Rd.                    Director
                         South Salem, NY 10590

William D. Bonneville    ReliaStar Life Insurance       Executive Vice President
                         Company of New York
                         1000 Woodbury Road,
                         Suite 102
                         Woodbury, NY 11797

James R. McInnis         Golden American Life           Executive Vice President
                         Insurance Company
                         1475 Dunwoody Drive
                         West Chester, PA 19380-1478

Stephen J. Preston       Golden American Life           Executive Vice President
                         Insurance Company
                         1475 Dunwoody Drive
                         West Chester, PA 19380-1478

Roger D. Roenfeldt       ReliaStar Life Insurance       Executive Vice President
                         Company of New York
                         1000 Woodbury Road,
                         Suite 102
                         Woodbury, NY 11797

Paula Cludray-Engelke    ReliaStar Life Insurance Co    Secretary
                         20 Washington Avenue South
                         Mineapolis, MN  55401

ITEM 26: PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Depositor does not directly or indirectly control any person.

The following persons control or are under common control with the Depositor:

DIRECTED SERVICES, INC. ("DSI") - This corporation is a general business corporation organized under the laws of the State of New York, and is wholly owned by ING Groep N.V. ("ING"). The primary purpose of DSI is to act as a broker-dealer in securities. It acts as the principal underwriter and distributor of variable insurance products including variable annuities as required by the SEC. The contracts are issued by the Depositor. DSI also has the power to carry on a general financial, securities, distribution, advisory or investment advisory business; to act as a general agent or broker for insurance companies and to render advisory, managerial, research and consulting services for maintaining and improving managerial efficiency and operation. DSI is also registered with the SEC as an investment adviser.

ReliaStar Life Insurance Company of New York ("ReliaStar of NY") - This corporation is a stock life insurance company organized under the laws of the State of Minnesota. The primary purpose of ReliaStar of NY is to offer variable annuity and variable life insurance contracts. ReliaStar of NY is a wholly owned subsidiary of Security-Connecticut Life Insurance Company and is authorized to do business in the District of Columbia, the Dominican Republic and all states.

The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. All of the Company's outstanding stock is owned and controlled by ING. Various companies and other entities controlled by ING may therefore be considered to be under common control with the registrant or the Company. Such other companies and entities, together with the identity of their controlling persons (where applicable), are set forth on the organizational chart.

Item 27:  Number of Contractowners

As of March 29, 2002 there are 291 qualified contract owners and 809 non-qualified contract owners.

ITEM 28: INDEMNIFICATION

ReliaStar of NY shall indemnify (including therein the prepayment of expenses) any person who is or was a director, officer or employee, or who is or was serving at the request of ReliaStar as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise for expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him with respect to any threatened, pending or completed action, suit or proceedings against him by reason of the fact that he is or was such a director, officer or employee to the extent and in the manner permitted by law.

ReliaStar of NY may also, to the extent permitted by law, indemnify any other person who is or was serving ReliaStar of NY in any capacity. The Board of Directors shall have the power and authority to determine who may be indemnified under this paragraph and to what extent (not to exceed the extent provided in the above paragraph) any such person may be indemnified.

ReliaStar of NY may purchase and maintain insurance on behalf of any such person or persons to be indemnified under the provision in the above paragraphs, against any such liability to the extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant, as provided above or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification by the Depositor is against public policy, as expressed in the Securities Act of 1933, and therefore may be unenforceable. In the event that a claim of such indemnification (except insofar as it provides for the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted against the Depositor by such director, officer or controlling person and the SEC is still of the same opinion, the Depositor or Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by the Depositor is against public policy as expressed by the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 29: PRINCIPAL UNDERWRITER

(a) At present, Directed Services, Inc. ("DSI"), the Registrant's Distributor, also serves as principal underwriter for the contracts. DSI is also the principal underwriter for Golden American Life Insurance Company, Separate Account A and Separate Account B, Equitable Life Insurance Company of Iowa Separate Account A, Alger Separate Account A of Golden American Life Insurance Company and The GCG Trust.

(b) The following information is furnished with respect to the principal officers and directors of Directed Services, Inc., the Registrant's Distributor. The principal business address for each officer and director following is 1475 Dunwoody Drive, West Chester, PA 19380-1478, unless otherwise noted.

Name and Principal             Positions and Offices
Business Address               with Underwriter
--------------------            ---------------------

James R. McInnis               Director and President

Alan G. Hoden                  Director

Stephen J. Preston             Director

David S. Pendergrass           Vice President and Treasurer
ING Insurance Operations
5780 Powers Ferry Road
Atlanta, GA  30327-4390

David L. Jacobson              Senior Vice President

(c)
             2001 Net
Name of      Underwriting   Compensation
Principal    Discounts and      on        Brokerage
Underwriter  Commissions    Redemption    Commissions  Compensation
-----------  ------------   ------------- -----------  ------------
DSI          $229,726,411       $0            $0           $0


ITEM 30: LOCATION OF ACCOUNTS AND RECORDS

Accounts and records are maintained by ReliaStar Life Insurance Company of New York at 1000 Woodbury Road, Suite 102, Woodbury, NY 11797.

ITEM 31: MANAGEMENT SERVICES

None.

ITEM 32: UNDERTAKINGS

(a) Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as it is necessary to ensure that the audited financial statements in the registration statement are never more that 16 months old so long as payments under the variable annuity contracts may be accepted.

(b) Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and,

(c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.


REPRESENTATIONS

1. The account meets definition of a "separate account" under federal securities laws.

2. ReliaStar Life Insurance Company of New York hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by ReliaStar Life Insurance
Company of New York.

                           SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf in the City of West Chester and Commonwealth of Pennsylvania on this 1st day of April, 2002.


                                     SEPARATE ACCOUNT NY-B
                                     (Registrant)

                                By:  RELIASTAR LIFE INSURANCE
                                     COMPANY OF NEW YORK
                                     (Depositor)

                                By:  -----------------------------
                                     James R. Gelder*
                                     President and Director

Attest:   /s/Linda E. Senker
          -------------------
          Linda E. Senker
          Vice President and Associate General Counsel

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on April 1, 2002.

       Signature                         Title
       ---------                         -----


       ------------------                President and Director
       James Robert Gelder*                of Depositor




       -------------------               Senior Vice President and
       Wayne Robert Huneke*                Chief Financial Officer


                      DIRECTORS OF DEPOSITOR


      ---------------------
      Richard M. Conley*


      ---------------------
      Mark A. Tullis*


      ---------------------
      Ulric Haynes*


      ---------------------
      P. Randall Lowery*


      ---------------------
      Fioravante Perrotta*


      ---------------------
      Robert C. Salipante*


      ---------------------
      Charles B. Updike*


      ----------------------
      Ross M. Weale*


       By: /s/Linda E. Senker, Attorney-in-Fact
           ------------------
            Linda E. Senker

_______________________

*Executed by Linda E. Senker on behalf of those indicated pursuant to Power of Attorney.

                                EXHIBIT INDEX

ITEM               EXHIBIT                                           PAGE #
----               -------                                           ------

1      Resolution of the board of directors of First Golden
        American Life Insurance Company of New York
        authorizing the establishment of the Registrant              EX-99.B1

2      Form of Custodial Agreement between Registrant and
        the Bank of New York                                         EX-99.B2

3(a)   Form of Distribution Agreement between the Depositor
        and Directed Services, Inc                                   EX-99.B3A
3(b)   Form of Dealers Agreement                                     EX-99.B3B

4(a)   Individual Deferred Combination Variable and Fixed
        Annuity Contract                                             EX-99.B4A
4(b)   Deferred Combination Variable and Fixed Annuity Group
        Master Contract                                              EX-99.B4B
4(c)   Individual Retirement Annuity Rider Page                      EX-99.B4C
4(d)   Schedule Page to the DVA Plus NY Contract featuring
        The Galaxy VIP Fund                                          EX-99.B4D
4(e)   Section 72 Rider                                              EX-99.B4E
4(f)   Change of Name Endorsement                                    EX-99.B4F

4(g)   Deferred Combination Variable and Fixed Annuity
        Certificate (Group)                                          EX-99.B4G
4(h)   Section 72 Rider (Group)                                      EX-99.B4H
4(i)   Individual Retirement Annuity Rider (Group)                   EX-99.B4I
4(j)   Simple Individual Retirement Annuity Rider (Group)            EX-99.B4J
4(k)   403(b) Rider (Group)                                          EX-99.B4K
4(l)   Roth Individual Retirement Annuity Rider (Group)              EX-99.B4L
4(m)   Deferred Combination Variable and Fixed Annuity Contract
        (Individual)                                                 EX-99.B4M
4(n)   Section 72 Rider (Individual)                                 EX-99.B4N
4(o)   Individual Retirement Annuity Rider (Individual)              EX-99.B4O
4(p)   Simple Individual Retirement Annuity Rider (Individual)       EX-99.B4P
4(q)   403(b) Rider (Individual)                                     EX-99.B4Q
4(r)   Roth Individual Retirement Annuity Rider (Individual)         EX-99.B4R

5(a)   Individual Deferred Combination Variable and Fixed
        Annuity Application                                          EX-99.B5A
5(b)   Individual Deferred Combination Variable and Fixed
        Annuity Application                                          EX-99.B5B
5(c)   Individual Deferred Combination Variable and Fixed
        Annuity Application                                          EX-99.B5C
5(d)   Enrollment Form                                               EX-99.B5D

6(a)   Articles of Incorporation of ReliaStar Life Insurance
        Company of New York                                          EX-99.B6A
6(b)   By-Laws of ReliaStar Life Insurance Company of New York       EX-99.B6B
6(c)   Resolution of board of directors for Powers of Attorney       EX-99.B6C

8(a)   Form of Services Agreement between Directed
       Services, Inc. and First Golden American Life
       Insurance Company of New York                                 EX-99.B8A
8(b)   Form of Administrative Services Agreement between
       ReliaStar Life Insurance Company of New York and
       Golden American Life Insurance Company                        EX-99.B8B
8(c)   Form of Administrative Services Agreement between
       ReliaStar Life Insurance Company of New York and
       Equitable Life Insurance Company of Iowa                      EX-99.B8C
8(d)   Form of Participation Agreement between ReliaStar Life
       Insurance Company of New York and the Travelers Series
       Fund Inc.                                                     EX-99.B8D
8(e)   Form of Participation Agreement between ReliaStar Life
       Insurance Company of New York and the Greenwich Street
       Series                                                        EX-99.B8E
8(f)   Form of Participation Agreement between ReliaStar Life
       Insurance Company of New York and the Smith Barney
       Concert Allocation Series Inc.                                EX-99.B8F
8(g)   Form of Participation Agreement between ReliaStar
       Life Insurance Company of New York and PIMCO Variable
       Insurance Trust                                               EX-99.B8G
8(h)   Form of Asset Management Agreement, between ReliaStar
       Life Insurance Company of New York and ING Investment
       Management LLC                                                EX-99.B8H
8(i)   Form of Participation Agreement between ReliaStar Life
       Insurance Company of New York and The Galaxy VIP Fund         EX-99.B8I
8(j)   Form of Participation Agreement between ReliaStar Life
       Insurance Company of New York and ING Variable
       Insurance Trust                                               EX-99.B8J
8(k)   Form of Participation Agreement between ReliaStar Life
       Insurance Company of New York and ING Variable Products
       Trust                                                         EX-99.B8K
8(l)   Form of Participation Agreement between ReliaStar Life
       Insurance Company of New York and Prudential Series
       Fund, Inc.                                                    EX-99.B8L
8(m)   Form of Amended Schedule Page to the Participation
       Agreement between ReliaStar Life Insurance Company of
       New York and Prudential Series Fund, Inc.                     EX-99.B8M
8(n)   Form of Participation Agreement between ReliaStar Life
       Insurance Company of New York and ProFund Advisors LLC        EX-99.B8N
8(o)   Form of Reinsurance Agreement between ReliaStar Life
       Insurance Company of New York and London Life
       Reinsurance Company of Pennsylvania                           EX-99.B8O

9      Opinion and Consent of Linda E. Senker, Esquire               EX-99.B9

10(a)  Consent of Ernst & Young LLP, Independent Auditors            EX-99.B10A

10(b)  Consent of Deloitte & Touche LLP, Independent Auditors        EX-99.B10B

15     Powers of Attorney                                            EX-99.B15

16     Subsidiaries of ING Groep N.V.                                EX-99.B16